Form 10-K, Exhibit 13
period 1993-12-31
ROHM & HAAS CO
filed 1994-03-25
CIK 84792

                            ROHM AND HAAS COMPANY
                                ANNUAL REPORT
                                    1993

                     ID: GRAPHIC (ASSORTED PHOTOGRAPHS)

ROHM AND HAAS COMPANY

Rohm and Haas makes specialty chemicals and plastics that find their way into thousands of uses around the world.

Most of our products are sold to industrial companies who use them to make consumer goods. The Rohm and Haas identity may get lost along the way, but our technology is often the "invisible" ingredient that makes things work better and longer. You can find Rohm and Haas products in your home (pipes, paint, furniture fabrics and finishes, carpets and roofing materials); in your car (taillights, hydraulic fluids, bumpers and motor oil); in your neighborhood (signs, road-marking paints, power generating plants) and in items you encounter everyday (shampoos, leather goods, fruit juices and soft drinks, magazines, newspapers and packaging materials). Our products also help improve the quality and yield of food crops around the world.

    A tradition of expertise in polymer design and small-molecule chemistry, along with dedicated customer service, make Rohm and Haas what it is today -- a premier manufacturer of specialty chemicals with sales of $3.3 billion.






On the cover: The contribution of every employee is critical to the success of Rohm and Haas Company. See the essay beginning on page 6. Featured on the cover: Nagi Zeenny, Plastics Additives, Paris (upper left); Hideo Naotsuka, Ion Exchange, Washimiya (right); Robert Frye and Karen Frazier, Polymers and Resins, Hayward (lower left)


CONTENTS:
Letter to
Stockholders ...............2
People Make
the Difference .............6
Polymers, Resins
and Monomers ..............12
Plastics ..................14
Performance Chemicals .....15
Agricultural Chemicals ....17
Corporate Responsibility ..19
Financial Review
and Index .................21
Directors and
Officers ..................57
Company
Locations .................59
Stockholder
Information
  ..........Inside back Cover

FINANCIAL HIGHLIGHTS


Dollars in millions (except per-share amounts)                1993       1992
- -----------------------------------------------------------------------------
FOR THE YEAR:
Net sales                                                   $3,269     $3,063
Earnings before cumulative effect
  of accounting changes                                        126        174
Net earnings (loss) applicable to
  common shareholders                                           99        (11)
Research and development expense                               205        199
Cash dividends                                                  97         88
Capital additions                                              382        283
Depreciation                                                   226        203
- -----------------------------------------------------------------------------
AT YEAR END:
Total assets                                                $3,524     $3,517
Total debt                                                     773        800
Stockholders' equity                                         1,441      1,428
- -----------------------------------------------------------------------------
RATIOS:
Total debt-to-equity *                                          48%        50%
Return on net assets +                                           4          6
Return on common stockholders' equity * +                        8         11
- -----------------------------------------------------------------------------
PER COMMON SHARE:
Earnings before cumulative effect of
  accounting changes                                         $1.74      $2.53
Net earnings (loss)                                           1.46       (.16)
Dividends                                                     1.36       1.28
Stockholders' equity                                         21.31      21.51
- -----------------------------------------------------------------------------
* excluding ESOP adjustment
+ before cumulative effect of accounting changes

                       ID: GRAPHIC (STACKED BAR CHART)

TO THE STOCKHOLDERS ...
... OF ROHM AND HAAS COMPANY

          ID: GRAPHIC (PHOTOGRAPH OF J. LAWRENCE WILSON, CHAIRMAN)

           ID: GRAPHIC (PHOTOGRAPH OF JOHN P. MULRONEY, PRESIDENT)

Nineteen ninety-three was a frustrating year:

o Rohm and Haas made and shipped 12 percent more product than it did in 1992.

o   Sales revenue was up 7 percent over 1992.

o Yet in spite of the unit volume and sales increases, earnings per common share fell 17 percent from 1992, absent unusual charges in both years.

    The earnings decline is outside of North America. Our domestic earnings have been rising for two years in almost every business despite declining selling prices. That's what you would expect from Rohm and Haas during an economic recovery, even a weak one. It's a different story overseas.

    Earnings in Latin America and in the Pacific are off some, but Europe is the real problem. Unlike most of our competition, our unit volume in Europe was up, but earnings there were decimated by the double whammy of declining prices in local currency and the declining value of local currency versus the U.S. dollar. Normalized earnings in Europe were $77 million in 1992, but were only $43 million in 1993. This $34 million decline more than accounts for the earnings decline of the total company. The European Region has been a substantial contributor to earnings for more than a decade, but the malaise in Europe finally caught up with us.

    Nine of our ten business units had unit volume gains; the ion exchange resins business did not. The majority of ion exchange products are sold to the water-treatment industry, which has been severely depressed for the past few years. Competition for existing business has been fierce as many customers deferred purchases of new resins or have felt the need to buy lower priced products. Over the past two years, ion exchange manufacturing operations have been realigned and the product line has been rationalized.
In October, we restructured research and marketing operations in North America and Europe to reduce costs even further.

    There were bright spots. The Agricultural Chemicals business had a stellar year. Improved sales of Dithane fungicide, along with manufacturing efficiencies and strong partnerships with U.S. distributors propelled earnings to a record $39 million in 1993. The Petroleum Chemicals business reported increases in volume, sales and earnings as it captured increased market share in the automatic transmission fluid market. Formulation Chemicals did well, in part because of the success of the NorsoHaas joint venture in France.

    We continued to expand operations in the high-growth Pacific market. In 1993, we opened a new manufacturing facility and sales service laboratory in Japan, purchased an emulsion plant in China and saw the first full year of operation of our Taiwanese plant. Sales in the Pacific have more than doubled during the past seven years. Japan now represents our second-largest sales market after the United States.

    A continued emphasis on working safely helped reduce our overall injury rate by 19 percent for the year. Nevertheless, too many Rohm and Haas people are being hurt on the job. Both of us are personally committed to making Rohm and Haas a leader in worker safety.

    We kept a tight rein on expenses and the capital budget, and made improvements in our debt-to-equity ratio.

    Our manufacturing plants ran quite well during the year. Ongoing efforts to strengthen the quality of our operations were helped by an increase of five ISO-certified sites in 1993. The quality systems of these operations were certified by independent auditors to meet or exceed worldwide benchmarks set by the International Organization for Standardization for purchasing, production, packaging, handling, storage and delivery. Today, most of our production volume comes from our 24 ISO-certified sites. We expect to add six more in 1994. In the not too distant future, every site in every region will be ISO certified.

EXTERNAL CONDITIONS AFFECTING THE BUSINESS

The chemical industry and our company are enduring the toughest times ever, and it is not a temporary phenomenon. The crisis has been building for years. Our selling prices have risen only 9 percent in a decade, yet the U.S. consumer price index surged 50 percent over the same period. In many other countries, inflation has been even higher. Our costs have been propelled skyward by exploding environmental spending, dramatic increases in U.S. medical costs, and wage increases that grew faster than general inflation in other parts of the world.

    By traditional measures, our productivity increases have been okay -- during the decade production volume jumped 62 percent. Head count went up by 14 percent, and all of the increase came as a result of acquisitions.

    But traditional measures are inadequate today. The business has become far more capital intensive. The cost of investing in sophisticated equipment to meet new and higher environmental standards, the cost of upgrading old plants and the cost to build new ones to meet higher demand for our products are rising far faster than our selling prices.

    The inevitable result is a smaller return on assets. Our returns have been going down steadily for ten years. We are not alone. In fact, for the chemical industry as a whole, selling prices today are below the level they were ten years ago. The wrenching change in this industry is manifested in plant closures, layoffs and distressed asset sales in Europe, in Japan and in North America.

    While a pick up in the U.S. economy may bring temporary relief, over the long haul external conditions are unlikely to improve. Our markets will remain intensely competitive. Cost pressures will continue their unrelenting march. The only path to success for any company is an extraordinary increase in productivity -- overall costs as a percentage of sales must be reduced every year.

    For eighty-five years we have provided customers with differentiated, quality products. In recent years, Total Quality Leadership has been the philosophy that has guided us to even better quality and marvelous strides in customer service. TQL will again be the path we follow to achieve mammoth productivity increases in the same dramatic fashion.

    This mandate demands that we examine every activity to see if it is essential, adds value for strategic customers, and is accomplished as efficiently as possible.

INTERNAL CHANGES COMING INTO PLAY

We already are working to improve productivity in numerous ways.

For example:

o We are on the verge of completing a multi-million dollar integrated, worldwide computer system that will accept orders, assign inventory, forecast product demand, schedule production, replenish stocks and keep track of costs. It is an extremely ambitious effort, but the payoff will be tremendous -- better customer service with lower inventory and lower cost.

o We are aligning manufacturing operations with the businesses they serve and are challenging them to find ways of increasing capacity with minimal investment. Product lines are being consolidated so that customers obtain products that meet their needs at the best value we can offer.

o We have placed careful limits on spending. Increases in research and development expense were limited to 3 percent in 1993 and will be held flat in 1994, as will selling and administrative costs. We will take $150 million out of the fixed cost base by 1996. Capital spending in 1994 will approximate the $382 million spent in 1993.

    Finding more efficient ways of meeting customer needs means that we will require fewer people each year for an indefinite period of time. This is a difficult fact that we must accept. A small number of involuntary separations were effected in 1993. We will try hard in 1994 to use attrition and transfers to effect staff reductions, but involuntary separations will again be necessary.

                          ID: GRAPHIC (BAR CHARTS)

EVERYONE HAS A CONTRIBUTION TO MAKE

Everyone will be asked to work smarter -- we are confident that our people are up to the challenge. During the course of the past few years, Rohm and Haas has re-learned what it knew years ago when it was a small entrepreneurial company -- that the creative power of the human brain, teamed with the enthusiasm of the human spirit, are powerful resources. We made sizable investments in people development in 1993:

o The first-ever survey of all 13,000 employees was completed early in the year. We were pleased to learn that nine out of ten people worldwide would recommend Rohm and Haas as a good place to work and believe what they do is necessary and worthwhile. Just as important, we learned we have to improve the way we identify performance standards, train people for future job requirements, evaluate their performance, and reward those who do well. We have been developing processes that will help us achieve these performance management objectives. Repeat surveys in future years will chart our progress.

o More than 600 managers from around the world attended "Leadership in a World Class Chemical Company" -- taught by members of our Management Committee. Over the course of several days, participants learned more about the challenges we face in an increasingly competitive industry and about the behaviors we must change in order to improve our performance. An additional 200 managers will attend "Rohm and Haas University" in 1994.

o Jack Mulroney spent much of 1993 visiting with groups of employees, encouraging them to become more energetic about their work. In his talks, Jack stresses that a strong personal commitment, clear communication, respect for the individual, teamwork and reaching for exceptional achievement are the softer, less technical characteristics we need to add to our scientific expertise.

    Rohm and Haas needs the very best that every person has to offer if it is to succeed against the talented and often much larger competitors it faces. We will continue to invest heavily in training and to believe that the individual energies of our people are critical to the overall success of the company.

ORGANIZATIONAL CHANGES

William A. Kulik, vice president and director of the Pacific Region, retired in August. Bill's insight and enthusiasm for the Pacific Rim has been the inspiration behind that region's growth in recent years.

    John T. Subak, group vice president, general counsel and a director, retired in December. While John principally was responsible for legal issues, his wisdom and advice on all matters were valued throughout the company.

    Rajiv L. Gupta assumed responsibility for the Pacific Region after Bill Kulik's retirement; Robert P. Vogel succeeded John Subak as General Counsel. During the summer, J. Michael Fitzpatrick became director of Research when Chuck Tatum assumed responsibility for the Plastics Additives business. Raj, Bob and Mike all were elected vice presidents and became members of the Management Committee in 1993.

OUTLOOK

We were quite pleased with volume growth in 1993 and expect that to continue in 1994.

    The unfavorable currency situation will continue to hurt European earnings. The pricing environment will remain difficult, but we will continue to pursue price increases to recoup at least part of our higher costs. We do expect relief in external economic conditions as 1994 progresses. The U.S. economy is doing well, and should record solid growth. The European and Japanese economies should not fall any further and may begin to recover.

    In short, we expect to see better earnings in 1994.

    It is clear, however, that we can no longer rely on better economies and product price increases to improve our financial performance. Productivity improvement is the key. We will implement additional internal cost reduction measures throughout 1994. Even though our financial performance will improve, Rohm and Haas will remain a lean, competitive company. The agility we will gain as we make ourselves more fiscally fit will help us outpace our competition and serve our customers better.




[J. LAWRENCE WILSON]
J. Lawrence Wilson
Chairman



[JOHN P. MULRONEY]
John P. Mulroney
President



                ID: GRAPHIC (PHOTOGRAPH OF DR. F. OTTO HAAS)

Dr. F. Otto Haas, retired President and Chief Executive Officer of Rohm and Haas, died on January 2, 1994, at the age of 78.

    Dr. Haas took control of the company in 1959 and accomplished one of the most difficult feats of all: He transformed a modest, family-run enterprise into a highly diverse global competitor with employees who understand and embrace his family's core values.

    Trained as a scientist, Dr. Haas demonstrated expertise as a business leader and a commitment to the community that grew throughout his career. He served Rohm and Haas with vision, courage and integrity.

    The success of our company today is a tribute to the leadership he provided during his long career.

    We mourn his passing.

PEOPLE MAKE THE DIFFERENCE

It is a time of great change in the chemical industry. This world of change is so profound and rapid that all of us feel tested. Old paradigms are breaking down, with new ones yet to be formed. A sense of urgency exists. Change must happen -- and happen now.

    Our heritage at Rohm and Haas has always been to master change, to use it to our advantage to stimulate the invention of new products or to seek new markets. Time and again, we have found a way to use our science, our technology and our engineering expertise to rise above the confusion of the day and chart a clear path to financial success.

                    ID: GRAPHIC (ASSORTED PHOTOGRAPHS)

                          ID: GRAPHIC (PHOTOGRAPH)

                          ID: GRAPHIC (PHOTOGRAPH)

But today's challenges go beyond chemistry, beyond science. In order to compete most effectively in a global economy we must think and act in new ways. We must have the courage to face facts as they are, care enough to confront the status quo and have enough spirit to capture the collective leadership that each of us has to offer.

    There are people coming forward from every part of Rohm and Haas Company who acknowledge the growing role that commitment and empowerment have in crafting a company that is good today and can be great tomorrow.

                    ID: GRAPHIC (ASSORTED PHOTOGRAPHS)

Our goal is to be the best chemical company in the world. To be the best, we must satisfy customers better than anyone else. To do that, each of us must continually improve the way we do our jobs. We also must do them safely. Taking customer orders correctly, making product right the first time, following up on customer complaints immediately, delivering product on the day the customer wants it, sending accurate bills, giving people solid answers to any questions that are asked -- each of these tasks is critically important to the overall success of Rohm and Haas. Promising to catch a mistake "the next time it happens" or "letting it slide this time" diminishes the reputation of us all.

    Rohm and Haas today is in a position of strength in many ways. We have excellent products, we have satisfied customers -- and we are willing to continually improve the way we do business.

                    ID: GRAPHIC (ASSORTED PHOTOGRAPHS)

On the pages of this report, you will see just some of the 13,000 people who make up Rohm and Haas. We differ in many ways -- by nationality, gender, age, race and education -- but we share a common identity as Rohm and Haas people. It is this identity and this commitment to do our jobs the very best we can that have taken us from a small entrepreneurial company to where we are today. It is the spirit and excitement of our people that will sustain our drive toward success in the next century.

                    ID: GRAPHIC (ASSORTED PHOTOGRAPHS)

POLYMERS, RESINS

Polymers, Resins and Monomers (PRM) makes emulsion polymers, water-soluble polymers, monomers, resins and additives for use in hundreds of products, including house paints, adhesives, bridge and maintenance coatings, detergents, sealants, floor polishes, inks, paper, leather, building products, cement modifiers, textiles and nonwoven materials.

    PRM recorded a 14 percent volume increase in 1993, 8 percent without the effect of the recent Unocal acquisition. However, pressure on selling prices and the effect of currency translations led to a 3 percent decline in reported earnings. The earnings decline was 12 percent when the effect of a one-time 1992 charge for a plant writedown is excluded.

                          ID: GRAPHIC (BAR CHARTS)

POLYMERS AND RESINS

The worldwide trend to use water-based materials instead of solvents in consumer and industrial products helped this business again in 1993.

    Nowhere was the trend more evident than in the robust sales increase for emulsions used in bridge coatings and road-marking traffic paints. In 1993, traffic paint emulsion sales continued to grow in the United States, doubled in Europe and made good progress in Japan.

    More established products, such as water-based coatings used on hardboard and concrete roof tiles, reported good growth worldwide. Water-based technology also is being introduced for factory-applied furniture coatings.

    Ropaque polymer sales grew in both the paint and paper markets in Europe and the United States. New differentiated products based on the original reflective capabilities of the hollow-sphere technology were well received. Paper producers want product that improves the printing surface of papers. Paint makers rely on Ropaque to improve paint's ability to reflect light and to reduce formulation costs.

    Architectural coatings continued to grow. Demand for Multilobe emulsion binder used to make exterior acrylic paints increased, as did demand for high-performance gloss and semi-gloss emulsions for use in interior trim paints.

                          ID: GRAPHIC (PHOTOGRAPH)

    Several products for the construction market showed good growth during the year -- elastomeric coatings used on roofs and walls, cement modifiers for ceramic tiles, caulks and sealants.

    Elastene polymer was used by several companies worldwide in the launch of high-performance water-based sealants. This polymer is used in interior and exterior applications to seal windows, doors, tubs and sinks. The technology behind Elastene matches or exceeds many of the performance properties of silicone, but is simple to apply and can be painted -- big advantages for both contractors and homeowners faced with do-it-yourself projects.

    Adhesive products did well in Europe and the United States, particularly those used for pressure-sensitive applications. Vinyl acetate acrylic technology is penetrating markets with versatile, high-performance products for a variety of difficult-to-bond surfaces. These polymers currently are being used in adhesive applications rang-

MONOMERS

ing from printed frozen food cartons to flexible plastic-lined bags used to hold premium-brand snack foods.

    The innovative line of Lubritan softening and waterproofing polymers doubled in volume in 1993 due to rapid acceptance by the leather industry.

    The vinyl acetate business acquired from Unocal in 1992 is fully integrated, but has not yet contributed to earnings. Redundancies in product lines and manufacturing sites are being addressed.

    At mid-year, Polymers and Resins announced plans to close manufacturing sites in North America to reduce operating costs and eliminate the geographic duplication that was a result of the acquisition. One plant in California and one in Illinois have been shut down, with plans to close a second Illinois site by the end of 1994.

    In August, Rohm and Haas dedicated a technical service laboratory in Japan. Later in the year, the company acquired the remaining ownership in Jacryl, a former joint venture that manufactures emulsions in that country. Rohm and Haas strengthened its commitment to the Chinese market through the formation of a joint venture to manufacture and sell emulsion products in the People's Republic of China. Early in 1994, a new emulsion facility was dedicated in Mozzanica, Italy.

                          ID: GRAPHIC (PHOTOGRAPH)

    Polymers and Resins strengthened its efforts to meet customer needs during the year. Improvements were made in the customer complaint handling system in North America in 1993. Three additional plants earned ISO 9002 registration.

MONOMERS

The Monomers business produces key products which form the backbone for nearly 70 percent of the Rohm and Haas product portfolio -- acrylic acid, its esters, and methyl methacrylate. The business also makes specialty monomers for use in paints and coatings, and other everyday products.

    Acrylic acid and its derivatives are used when adhesion, flexibility, toughness, absorbency or weatherability are needed. Demand for acrylic acid has grown steadily during the past few years, driven primarily by its use in superabsorbent products. In the fall, diaper makers announced changes in the design of ultra-absorbent diapers which dramatically increased demand for monomer. Worldwide supply will tighten further in 1994. The company has accelerated the construction timetable for its 200-million pound acrylic acid expansion in Houston, Texas. The plant now is slated for completion during the latter half of 1995.

                          ID: GRAPHIC (PHOTOGRAPH)

FORMULATION CHEMICALS

The Formulations Chemicals business produces water-soluble polymers and thickeners for use in detergent, water-treatment, mineral processing and personal-care products.

    Volume growth continued in every geographic region in 1993.

    Growth in the household laundry detergent segment was helped by increasing regulatory pressure and market trends to replace phosphates in detergent formulations with acrylic-based polymers.

    NorsoHaas, a joint venture with Elf Atochem, continues to be the primary thrust for development of new business in Europe.

OUTLOOK

PRM faces challenges in 1994, but should continue to report very good volume increases. The vinyl acetate business will begin to contribute to earnings as plant and product adjustments are completed. Other productivity improvements planned across the PRM businesses will help increase earnings overall.

                                  PLASTICS

Plastics is comprised of Plastics Additives and AtoHaas. Plastics additives are marketed under the Paraloid trademark. They add impact strength, aid in processing and impart a variety of performance properties to plastics, like polyvinyl chloride, other base plastics and high-performance engineering plastics.

    AtoHaas, a joint venture between Elf Atochem and Rohm and Haas, combines the poly methylmethacrylate businesses of both firms. AtoHaas manufactures and sells acrylic molding resins, acrylic sheet and polycarbonate sheet for use in the automotive, construction, transportation, sign and lighting markets.

    In 1993, volume was up 9 percent for the Plastics business group on slightly higher sales. Earnings declined by $40 million, in large part due to the elimination of two programs that were burdening the business. Plastics took after-tax writedowns totaling $34 million to discontinue imidized-acrylic resin technology and a program to make plastics directly from emulsions. Absent these unusual items, earnings declined $6 million, attributable to the Plastics Additives business.

PLASTICS ADDITIVES

Marketplace dynamics challenged profitability for the Plastics Additives business as competitive pressures and excess industry capacity drove down selling prices worldwide. In Europe, devalued local currencies strained profits even further.

    Despite increased competition, Plastics Additives reported volume gains for acrylic impact modifiers (AIMs) and processing aids in the growing construction market. AIMs add toughness to normally brittle PVC plastic. In Europe, customers who manufacture vinyl window profiles embraced Paraloid KM-355 for its improved performance properties. In North America, the market for AIMs remained strong for use in vinyl siding and window frames. A newer product, Paraloid K-400, which gives hot-melt strength to vinyl foam, did well worldwide. Vinyl foam is used as a lightweight core for PVC pipe and as an alternative to wood for decorative trim and moldings, furniture and interior signs.

    Growth was slow for methyl methacrylate-butadiene-styrene (MBS) modifiers, used primarily in the PVC packaging market. Environmental concerns surrounding PVC packaging are limiting growth in the European and North American markets.

                          ID: GRAPHIC (PHOTOGRAPH)

    Plastics Additives is focusing on reducing costs to improve its margins. Two development projects -- imidized additives sold under the Paraloid trademark, and polyolefin modifiers for thermoforming applications -- were terminated. High research and market development costs made it unlikely these products would achieve commercial success. Research continues on new modifiers for other polyolefin applications.

    Sales of additive products used in specialty and engineering resins grew. Automotive end uses, a key market for these resins, prospered in North America, but slowed in Europe.

                           ID: GRAPHIC (BAR CHARTS)

    AmeriHaas, a marketing joint venture with Dead Sea Bromine Group, moved forward with its campaign to market flame retardant additives and additives for higher value engineering plastics.

    A joint venture with Kureha Chemical in Singapore produces plastics additives for the rapidly emerging customer base in Asia.

ATOHAAS

In 1993, AtoHaas completed its first full year of

                          ID: GRAPHIC (PHOTOGRAPH)

operation. Market demand in North America and the Pacific fostered good volume growth, which accounted for a slight increase in total sales. However, pricing pressures caused by excess capacity worldwide and the economic recession in Europe permeated most of its key markets.

    Plexiglas acrylic sheet had a good year, highlighted by sales growth. Smooth manufacturing operations at Matamoros, Mexico, for acrylic cell-cast sheet gave the business the capacity and quality it needed to regain lost market share in Mexico and the United States. Cell-cast sheet operations were reduced at Morrisburg, Canada, and Plexiglas MC sheet production was consolidated at Kensington, Connecticut, to lower overall manufacturing costs.

    The business also announced it would terminate production of imidized-acrylic technology, sold as Kamax resins, by mid-year 1994. Despite valiant efforts by employees, the market for this technology had changed. The resins were supported by one manufacturing line in Louisville, Kentucky. A writedown also was taken for unfinished construction of a facility in Jarrow, England, that was part of a research program to make plastics directly from emulsions.

    Plexiglas acrylic molding resins saw modest volume growth as the automotive industry improved. The commercial lighting market, also a significant market for the resins, remained soft and negatively affected sales. Growth looks promising in Japan for acrylic resins used in the manufacture of Japanese cars.

    AtoHaas Europe faced a year of declining sales characterized by devalued currencies in the region and a depressed European economy, reducing market demand by 15 percent.

                          ID: GRAPHIC (PHOTOGRAPH)

OUTLOOK

For the most part, competitive pressures are expected to continue through 1994. The Plastics business group is aggressively seeking lower costs while maintaining an emphasis on customer service and product quality. With several major cost reductions in place, the business expects profitability to improve.

                               PERFORMANCE ...

Performance Chemicals includes four diverse businesses -- Separation Technologies, Biocides, Petroleum Chemicals and Electronic Chemicals.

SEPARATION TECHNOLOGIES

In May of 1993, Rohm and Haas completed the sale of its Supelco subsidiary, a manufacturer of chromatographic materials and supplies, to Sigma-Aldrich. The sale contributed $11 million after-tax to company earnings.

    At the heart of Separation Technologies are ion exchange resins, products used primarily to purify water, food and beverages, and to increase the efficiency of utility plant operations.

    Earnings were down in all markets as ion exchange resins felt the continuing effects of sluggish demand and excess capacity worldwide. A number of one-time factors had a significant impact on profitability, including startup expenses associated with a new plant in Soma, Japan; the shutdown of anion processes at Mozzanica, Italy, and Philadelphia, Pennsylvania, and a series of writedowns on inventory that did not meet specifications.

    The ion exchange business instituted a series of aggressive moves to enhance efficiencies and to align itself with a global marketplace. The business

                                ... CHEMICALS

completed a $25 million expansion of its Chauny, France, operation. A new plant started up in Soma, Japan, to produce anion and cation ion exchange resins used primarily in water-treatment applications. The North American business was restructured, which will reduce overall SAR costs substantially in 1994.

    TosoHaas, a joint venture between Tosoh Corporation and Rohm and Haas, supplies bioseparation products to the pharmaceutical and biotechnology industries. TosoHaas sales increased 19 percent over 1992. However, the business reported a loss for the year because of currency effects.

                          ID: GRAPHIC (PHOTOGRAPH)

PETROLEUM CHEMICALS

Nineteen ninety-three was a good year for Petroleum Chemicals. Buoyed by increased volume in North America and lower raw material costs, Petroleum Chemicals reported increases in all key financial measures. Volume in North America was up significantly, driven by increased market share in the automatic transmission fluid market. Volume was up slightly in Europe, where severe pricing pressures and negative exchange rates left their mark. Volume was down in the Pacific region, due to the poor Japanese economy. Pacific region results also were affected by charges associated with the integration of Jacryl.

    The crankcase market for viscosity index improvers remained flat. Tightened specifications in the classification system for motor oils required significantly increased engine testing costs. A new line of pour-point depressants had a positive impact in 1993.

                          ID: GRAPHIC (BAR CHARTS)

    Primene amines are beginning to show promise. They are used as deposit-control agents in fuel additives and refinery chemicals, as intermediates in plastic additives, and even for laser jet printing inks and metalworking fluids. An expansion of Primene amines manufacturing capacity at the Houston plant was completed in December 1993.

                          ID: GRAPHIC (PHOTOGRAPH)

ELECTRONIC CHEMICALS

Shipley Company manufactures specialty chemicals for the fabrication of printed wiring boards and integrated circuits. Although sales grew in both the printed circuit board and microelectronics businesses, earnings were flat due to costs associated with site consolidations, pricing pressures in the printed circuit board business and the recession in Japan.

    Plaskon Electronic Materials, which supplies plastic encapsulating materials to the semiconductor industry, reported a small profit after a challenging year in 1993.

                          ID: GRAPHIC (PHOTOGRAPH)

Low operating rates and low margins hampered performance. Plaskon was able to meet customer needs despite a disruption in the supply of high-purity epoxy resin which threatened the semiconductor industry in the second half.

BIOCIDES

Biocides reported increased sales. However, earnings were down slightly due to the end of a duty suspension on the import of biocides into the United States and negative exchange rates.

    Sea-Nine marine antifoulant did very well in the Pacific. Sea-Nine is an environmentally acceptable replacement for harsh tin-based products. An expansion of the Jarrow, U.K. plant to manufacture Sea-Nine was completed in 1993 and will come onstream in the first quarter of 1994. A new plant to manufacture Sea-Nine and other Kathon products will be constructed in Bayport, Texas, and is scheduled for operation early in 1996. Sea-Nine is expected to receive registration by the U.S. Environmental Protection Agency in the first half of 1994.

                          ID: GRAPHIC (PHOTOGRAPH)

    Bromine biocide sales grew slightly, hampered by the suspension of sales of a key product in order to resolve quality and safety issues. Manufacturing adjustments have been made to ensure that the product remains intact during shipment. Sales will resume early in 1994. These products, produced and sold through a venture with the Dead Sea Bromine Group, are used in swimming pools, spas and industrial water treatment.

                              AGRICULTURAL ...

Nineteen ninety-three was a stellar year. Volume growth in all regions led to record sales of $409 million, a 7 percent improvement over 1992. Earnings of $39 million were 26 percent higher than the previous year, excluding a 1992 charge of $6 million for a plant writedown. Favorable growing conditions in key markets, manufacturing efficiency, and a vigorous marketing effort to build customer partnerships all contributed to this robust performance.

                          ID: GRAPHIC (PHOTOGRAPH)

    Dithane fungicide is the foundation of the Agricultural Chemicals business. In 1993, every region reported volume increases. Sales continued the rebound begun after the fungicide completed an extensive safety review by the U.S. Environmental Protection Agency late in 1991. Customer needs led to innovations in packaging. In North America, 50-pound vacuum-packed containers were well received. A similar package is available for Japan in quantities as small as one-half pound.
This packaging innovation adds structural integrity to the containers and diminishes the volume of packaging waste.

                          ID: GRAPHIC (PHOTOGRAPH)

    Sales of Systhane fungicide exceeded expectations and benefited from a widening list of applications in North America. During the year, Systhane gained important registrations for food uses in Germany and Holland. Demand for Indar, a cereal fungicide, remained flat. New trade agreements will result in an 8 to 10 percent further reduction in acreage planted for European cereal crops in the years ahead.

                          ID: GRAPHIC (BAR CHARTS)

    Herbicides represent more than 20 percent of total revenue. Sales were lower in 1993, reflecting reduced business for Stam herbicide for rice. Stam business eroded in the North and Latin American regions because of adverse weather conditions and competitive pressures. Kerb herbicide rebounded in all of its worldwide markets, including some recovery in European rapeseed. Goal herbicide enjoyed an exceptionally strong year in the United States, due to increased demand by growers in Western states where rainfall patterns and crop prices were favorable.

    The company's novel insecticide, Mimic, earned government registration in 1993 for commercial sale on apple and vine crops in France. Mimic controls caterpillar pests, yet remains harmless to beneficial and predatory insects. Late in 1993, the U.S. Environmental Protection Agency and Agriculture Canada embarked on a first-ever joint review of a new pesticide designed to bring the registration processes into greater harmony. Mimic was chosen by these governments for the parallel review processes. The company expects this will result in "fast track" approval of Mimic for forestry and apple use in Canada and for walnuts in the United States.

OUTLOOK

    In January 1994, Rohm and Haas Company announced plans to acquire the pyridine herbicide business and certain other assets of Monsanto Company. These products complement the company's existing portfolio of specialty herbicides.

    Manufacturing capacity utilization rates remain high. The pipeline of new products includes a second-generation version of Mimic insecticide designed for use on turf and ornamentals. The company has a focused development program geared toward further applications for this proprietary chemistry.

    The year ahead should mark another year of solid performance for Agricultural Chemicals.

                          ID: GRAPHIC (PHOTOGRAPH)

                                ... CHEMICALS

                                CORPORATE ...

How well a company manages safety, health and environmental responsibilities is one expression of its concern for employees, customers and neighbors. As a Responsible Care company, Rohm and Haas has pledged to behave in a manner which reflects adedication to corporate responsibility.

INTERNATIONAL PROGRESS

Nineteen ninety-three proved to be a year of international progress in communication and performance. Community surveys, modeled on those conducted in the United States since 1985, were completed at Jarrow, England; Lauterbourg, France; Landskrona, Sweden; and Jacarei, Brazil. The findings enable management to incorporate community sentiment into business strategy. Another milestone was reached when the European Region published the company's first regional environmental report. This document, which was printed in six languages, details past performance and establishes future commitments.

    Environmental enhancements also were evident as the Lauterbourg plant dedicated an $8 million biological treatment facility to purify the waste stream before discharge to the Rhine. This event was applauded by French and German officials, who support improved water quality in the region.

    In Mexico, the transportation system for monomers and acids was revamped to include prescribed routing, dedicated drivers, cellular communications and emergency response capabilities to ensure the safe transport of materials. And, in an example of how industry and nature can coexist, the Geelong, Australia, facility transformed a portion of its property into a wetland to both treat waste and provide a fresh water habitat for plants and wildlife.

ENVIRONMENTAL PERFORMANCE

Ongoing efforts to reduce the amount of U.S. air emissions, as reported under SARA Title III, were set back when the company reported a 14 percent increase in emissions over the previous year. Higher production accounted for the increase. Cumulative reductions since 1987 now stand at 45 percent. The goal of a 75 percent reduction by 1996 remains an achievable target, albeit one which presents a significant challenge. On a more positive note, progress continued on two fronts: a 50 percent reduction in toxic air emissions, and a 25 percent reduction in process wastes by the end of 1995.

                          ID: GRAPHIC (PHOTOGRAPH)

WORKPLACE SAFETY

Tangible evidence of the value of a continuing emphasis on workplace safety emerged during the year as the workplace injury and illness rate fell by 19 percent from 1992. The company's ultimate objective is to eliminate all workplace injuries and illnesses. An aggressive program designed to meet this objective is in place, with training, accountability and management involvement as its foundation.

LANDFILL REMEDIATION

Remediation activities at several former waste disposal sites made significant progress.

o Lipari, New Jersey: Early in 1993, the company signed a consent agreement to reimburse $43 million to the government for work it performed on the landfill portion of this Superfund site. In October, Rohm and Haas announced that it would undertake the cleanup of a marsh, several streams and Alcyon Lake which are near the landfill. EPA's estimate of costs is about $50 million and the work should be completed in 1996.

                             ... RESPONSIBILITY

o Mozzanica, Italy: Final preparations and contractor selection occurred during the Fall at this plant waste site. Some wastes will be removed and the entire area will be covered with a protective cap.

o Bristol, Pennsylvania: The first of two phases for remediation of this company-owned landfill was completed, including the relocation of perimeter wastes in preparation for the construction of a cap and containment system. The company is awaiting government approval for phase two.

o Whitmoyer, Pennsylvania: The company, along with another former owner, continued to remove wastes contained in an on-site vault. Wastes are being characterized in preparation for ultimate disposal. The activity is being performed cooperatively with the EPA.

o Woodland, New Jersey: This project entered its final stage during the year as the company, along with several others, moved toward groundwater remediation design and testing, under the supervision of the New Jersey State Department of Environmental Protection.

                          ID: GRAPHIC (PHOTOGRAPH)

ENVIRONMENTAL ADVISORY COUNCIL

Nineteen ninety-three marked completion of ten years of meetings of the Environmental Advisory Council. The EAC, formed at the direction of the Board in 1984, serves as a consulting body to management and is comprised of non-management directors and experts from science, industry and government.
It has stimulated a decade of focus on workplace safety, environmental audits, and process improvements.

                                                         1993 FINANCIAL REVIEW

ACCOUNTING CHANGE

POSTEMPLOYMENT BENEFITS Effective January 1, 1993, the company adopted
SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This new accounting standard requires the recognition of the liability for future costs of compensation and benefits which will be paid to employees who are on disability leave. The company recorded an after-tax charge of $19 million
(28 cents per common share), net of a tax benefit of $11 million, as the cumulative effect of the accounting change at the adoption date. The accounting change also increased 1993 after-tax postemployment benefit expense by $1 million.


CONTENTS

MANAGEMENT DISCUSSION AND ANALYSIS
Results of Operations (1993, 1992 and 1991)                        22
Results by Business Group (1989 -- 1993)                           22
Results by Customer Location (1989 -- 1993)                        24
Liquidity, Capital Resources and Other Financial Data              28

Quarterly Results of Operations                                    32

CONSOLIDATED FINANCIAL STATEMENTS
Summary of Significant Accounting Policies                         34
Statements of Consolidated Earnings and Retained Earnings          35
Statements of Consolidated Cash Flows                              36
Consolidated Balance Sheets                                        37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1   Acquisitions and Dispositions of Assets                   38
Note 2   Investments                                               39
Note 3   Other Income (Expense), Net                               39
Note 4   Supplementary Income Statement Information                39
Note 5   Income Taxes                                              40
Note 6   Industry Segment Reporting and Information
           about Foreign Operations                                42
Note 7   Pension Plans                                             44
Note 8   Accounts Receivable, Net                                  46
Note 9   Inventories                                               46
Note 10  Prepaid Expenses and Other Assets                         46
Note 11  Land, Buildings and Equipment, Net                        46
Note 12  Other Assets, Net                                         47
Note 13  Notes Payable                                             47
Note 14  Long-Term Debt                                            48
Note 15  Accounts Payable and Accrued Liabilities                  48
Note 16  Employee Benefits                                         49
Note 17  Other Liabilities                                         49
Note 18  Stockholders' Equity                                      50
Note 19  Stock Option Plan                                         51
Note 20  Lease and Rental Commitments                              51
Note 21  Contingent Liabilities, Guarantees and Commitments        52

Report on Financial Statements                                     53
Independent Auditors' Report                                       53
Eleven-Year Summary of Selected Financial Data                     54

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS -- 1993, 1992 and 1991

Rohm and Haas earnings performance for 1993 was not typical for a year in which the U.S. economy is recovering from a recession. Normally, a recovery generates good volume and sales growth with low inflation and favorable feedstock costs. The result is a solid earnings performance. In 1993, the company realized the volume growth -- 12% over 1992. However, declining selling prices, weaker European currencies and a lower-priced product mix yielded only a 7% revenue gain. The lower selling prices in many markets reflected the global impact of poor economic conditions in Europe and Japan, which account for approximately one-third of the company's revenues. As a result of the poor revenue growth and 12% weaker European currencies, 1993 earnings from ongoing operations (before the special charges and credits listed below) totaled $173 million or $2.56 per common share, which was 17% below comparable figures for 1992 ($205 million and $3.09 per common share).

Special charges and credits recognized in 1993 on an after-tax basis are as follows: $16 million for asset writeoffs related to cancelling construction of a plastics manufacturing facility in England; $18 million for asset writedowns and costs associated with discontinuing production of the imidized plastics product line at Louisville, Kentucky; $32 million for accrual of remediation costs for lake and marsh property near the Lipari landfill in New Jersey, and an $11 million gain on the sale of a subsidiary, Supelco, Inc.
The 1992 earnings included an after-tax charge of $37 million related to downsizing a manufacturing site in Philadelphia, Pennsylvania. After these charges and credits, 1993 earnings were $118 million or $1.74 per common share, down 31% from the comparable figures of $168 million and $2.53 per common share in 1992.

The company adopted SFAS No. 112, "Employers' Accounting for
Postemployment Benefits" in 1993. In 1992, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes." The company's one-time charge in 1993 for past liabilities from adopting SFAS No. 112 was $19 million or 28 cents per common share. The cumulative catch-up adjustment for adopting SFAS No. 106 and SFAS No. 109 in 1992 was $179 million or $2.69 per common share. Hence, net income after all charges and adjustments was $99 million or $1.46 per common share in 1993 as compared with a loss of $11 million or 16 cents per common share in 1992.

In 1992, net earnings before cumulative effect of accounting changes were $168 million and $2.53 per common share, up 7% and 3%, respectively, from 1991. Excluding the charge for the Philadelphia plant downsizing, earnings were $205 million and $3.09 per common share, up 31% and 26%, respectively, from 1991. Volume grew 6%, excluding acquisitions. This volume growth, along with lower raw material costs, stronger European currencies and smoother plant operations were the main drivers of 1992's strong operating performance. Acquisitions during the year did not have a material impact on earnings.

These and other factors affecting earnings are discussed below. They are summarized on a per-share basis on page 27.

SUMMARY BY BUSINESS GROUP
(Refer to table on page 23)

The company's industry segments are consistent with its worldwide business group organization. A description of each segment's operations can be found in the business review section of this report.

POLYMERS, RESINS AND MONOMERS (PRM) earnings were $120 million, down 3% compared to 1992. The 1992 results included an after-tax charge of $13 million related to the Philadelphia plant. Excluding this charge, earnings decreased 12%. Volume increased 8%, excluding the 1992 acquisitions, with all major businesses contributing to the increase. Weaker European currencies and lower selling prices were the main reasons for the earnings decline.

PRM reported 1992 earnings of $124 million, up 7% from 1991. The improved performance reflected volume growth, stronger European currencies and lower accruals for waste disposal site cleanup costs. Sales increased 10% due to acquisitions and good demand for architectural and industrial coatings, specialty industrial polymers, construction products and adhesives.

PLASTICS recorded a loss of $2 million compared to earnings of $38 million in 1992. The current-year results included after-tax charges of $34 million related to cancelling construction of a manufacturing facility in England and the writedown of the imidized plastics production line in Kentucky. Volume increased 9%, but sales were flat due to lower selling prices caused by overcapacity in the industry and competitive pricing to maintain market share. Plastics Additives reported good volume growth in North America and Europe. AtoHaas North America's sheet business reported good volume and earnings improvements. AtoHaas Europe reported a loss caused by weaker European currencies and poor economic conditions in the region resulting in reduced selling prices. Weaker European currencies also had a negative impact on Plastics Additives sales and earnings.

Plastics earnings were $38 million in 1992, up $30 million from 1991.
Volume growth, lower raw material prices, stronger European currencies, smooth plant operations and lower research expense contributed to the earnings

SALES BY BUSINESS GROUP AND CUSTOMER LOCATION
- ----------------------------------------------------------------------------------------------------------------
               POLYMERS, RESINS                          PERFORMANCE      AGRICULTURAL
                 AND MONOMERS           PLASTICS          CHEMICALS        CHEMICALS              TOTAL
- ----------- ----------------------  ----------------  ----------------  ----------------  ----------------------
(Millions
of dollars)   1993    1992    1991  1993  1992  1991  1993  1992  1991  1993  1992  1991    1993    1992    1991
- ----------- ----------------------  ----------------  ----------------  ----------------  ----------------------
North
 America    $1,068  $  961  $  863  $342  $324  $311  $328  $295  $258  $107  $ 98  $ 95  $1,845  $1,678  $1,527
Europe         225     250     230   176   194   180   206   211   184   137   133   133     744     788     727
Pacific        128     117     109    36    34    34   207   154   102    87    78    69     458     383     314
Latin
 America        98      97      88    25    21    21    21    22    22    78    74    64     222     214     195
            ----------------------  ----------------  ----------------  ----------------  ----------------------
Total       $1,519  $1,425  $1,290  $579  $573  $546  $762  $682  $566  $409  $383  $361  $3,269  $3,063  $2,763
- ----------------------------------------------------------------------------------------------------------------



SUMMARY OF 1989-1993 RESULTS BY BUSINESS GROUP
- ------------------------------------------------------------------------------
(Millions of dollars)                    1993    1992    1991    1990    1989
- ------------------------------------------------------------------------------
NET SALES
  Polymers, Resins and Monomers        $1,519  $1,425  $1,290  $1,249  $1,182
  Plastics                                579     573     546     561     512
  Performance Chemicals                   762     682     566     651     600
  Agricultural Chemicals                  409     383     361     363     367
                                       ---------------------------------------
Total                                  $3,269  $3,063  $2,763  $2,824  $2,661
- ------------------------------------------------------------------------------
NET EARNINGS*
  Polymers, Resins and Monomers        $  120  $  124  $  116  $  119  $  112
  Plastics                                 (2)     38       8      37      53
  Performance Chemicals                    29      19      43      55      11
  Agricultural Chemicals                   39      25      33      22      13
  Corporate                               (60)+   (32)    (37)    (26)    (13)
                                       ---------------------------------------
Total                                  $  126  $  174  $  163  $  207  $  176
- ------------------------------------------------------------------------------
*Excludes charges for the cumulative effect of accounting changes in 1993 and 1992 and preferred dividends.
+Includes an after-tax charge of $32 million for certain environmental remediation.
- ------------------------------------------------------------------------------
RONA
  Polymers, Resins  and Monomers          9.7%    9.7%   11.0%   11.9%   13.3%
  Plastics                                 --     5.8     1.3     5.7    10.4
  Performance Chemicals                   3.2     2.1     7.0     9.6     1.9
  Agricultural Chemicals                 13.4     7.8    11.3     7.7     4.7
  Corporate                             (10.7)  (12.2)  (11.7)  (13.8)   (5.4)
                                       ---------------------------------------
Total                                     4.3%    6.1%    6.8%    8.6%    8.3%
- ------------------------------------------------------------------------------
Corporate includes non-operating items such as interest income and expense.

See page 27 for definition of RONA.


SUMMARY OF 1989-1993 RESULTS BY CUSTOMER LOCATION
- ------------------------------------------------------------------------------
(Millions of dollars)                    1993    1992    1991    1990    1989
- ------------------------------------------------------------------------------
NET SALES
  North America                        $1,845  $1,678  $1,527  $1,565  $1,511
  Europe                                  744     788     727     775     685
  Pacific                                 458     383     314     297     279
  Latin America                           222     214     195     187     186
                                       ---------------------------------------
Total                                  $3,269  $3,063  $2,763  $2,824  $2,661
- ------------------------------------------------------------------------------
NET EARNINGS*
  North America                        $  121  $   83  $   84  $  144  $   81
  Europe                                   27      77      59      70      82
  Pacific                                  23      28      42      21      14
  Latin America                            15      18      15      (2)     12
  Corporate                               (60)+   (32)    (37)    (26)    (13)
                                       ---------------------------------------
Total                                  $  126  $  174  $  163  $  207  $  176

*Excludes charges for the cumulative effect of accounting changes in 1993 and 1992 and preferred dividends.
+Includes an after-tax charge of $32 million for certain environmental remediation.
- ------------------------------------------------------------------------------
RONA
  North America                           8.1%    4.7%    5.8%   10.1%    6.5%
  Europe                                  3.6    10.2     9.3    10.7    13.9
  Pacific                                 4.0     5.6    11.9     7.5     6.4
  Latin America                           9.3    11.3     9.8    (1.1)    8.5
  Corporate                             (10.7)  (12.2)  (11.7)  (13.8)   (5.4)
                                       ---------------------------------------
Total                                     4.3%    6.1%    6.8%    8.6%    8.3%
- ------------------------------------------------------------------------------

The four geographic regions reflect the company's major marketing profit centers relative to customer location. Corporate includes non-operating items such as interest income and expense.

See page 27 for definition of RONA.

increase. Demand for PVC additives and molding resins in North America and Europe was largely responsible for the 8% volume increase. Selling prices were below 1991.

On October 1, 1992, the company and Elf Atochem formed a global joint venture, AtoHaas, for the production and sale of acrylic sheet, polycarbonate sheet and acrylic molding resins. The new venture consists of AtoHaas North America, majority-owned by Rohm and Haas, AtoHaas Europe, majority-owned by Elf Atochem, and an equally owned company for the Pacific. The company has fully consolidated the results of AtoHaas North America and accounted for its investment in the European and Pacific companies on an equity basis. The startup of the joint venture had no material impact on 1992 sales or earnings.

PERFORMANCE CHEMICALS reported earnings of $29 million in 1993, which included an after-tax $11 million gain on the sale of Supelco. Excluding the gain and non-recurring charges incurred in 1992, earnings declined 55%. Volume increased 3% and sales declined 1%, excluding 1992 acquisitions and Supelco. Factors contributing to the earnings decline included depressed conditions in the ion exchange resin business, weaker European currencies and costs related to the relocation of an electronic chemicals manufacturing operation.

Depressed conditions in the ion exchange resin business are attributable to excess capacity worldwide, increased competition and reduced capital spending by customers which caused selling prices to decrease dramatically and volume to decline. One-time factors which impacted the ion exchange resin business 1993 results included the startup of a new plant in Japan to produce anion and cation ion exchange resins; the shutdown of anion processes in Italy, and inventory writedowns due to excess supplies. In 1993, the company started a restructuring of ion exchange resin operations in North America and Europe to substantially reduce selling, administrative and research expenses by rationalizing product lines and focusing the market strategy.

Performance Chemicals 1992 earnings were $19 million, down 56% from 1991. Results included after-tax charges of $21 million related to the Philadelphia plant and the shutdown of the precious metals recovery business. Results in 1991 included an after-tax $9 million gain from the sale of land in Tokyo. Absent these non-recurring items, earnings increased 18%. The increase in operating earnings was due to volume growth, stronger local currencies in Europe and Japan, and the acquisition of Shipley Company. Biocides grew worldwide, and Petroleum Chemicals had good volume increases in the European and Pacific regions. Demand for ion exchange resins continued to be weak. The acquisition of the remaining ownership of Shipley Company, an electronics chemicals manufacturer, contributed over 90% of the sales increase.

AGRICULTURAL CHEMICALS earnings were $39 million, up 26% from 1992, excluding a 1992 charge for downsizing the Philadelphia plant. Sales increased 7% on 11% higher volume. Dithane fungicide reported strong growth in the North American, European and Pacific regions. Sales of Systhane fungicide in North America increased as a result of new registrations. Goal herbicide had good growth in North America due to favorable weather conditions and new registrations. Stam herbicide volume declined in North America due to poor planting conditions, competition from a new rice herbicide and reduced rice acreage. Lower raw material prices and high utilization of manufacturing facilities also contributed to the improved earnings.

Agricultural Chemicals reported 1992 earnings of $25 million, down 24% from 1991. Earnings included an after-tax charge of $6 million related to the Philadelphia plant. Results in 1991 included a $9 million gain on the sale of land in Tokyo. Absent these unusual items, earnings increased 29%. Sales increased 6%, reflecting a higher-priced product mix and a 1% volume increase. Other factors that helped earnings were 5% stronger European currencies and smooth plant operations. Dithane fungicide experienced strong growth in the Latin American and Pacific regions and Systhane fungicide had strong sales in North America and Europe.

CORPORATE expenses totaled $60 million in 1993, compared with $32 million in 1992 and $37 million in 1991. In 1993, the company recorded an after-tax charge of $32 million for remediation of lake and marsh property near the Lipari landfill. Results in 1992 included a $2 million gain on the sale of securities options and a $3 million settlement gain, net of the cost of the early retirement incentive, from retirees electing lump sum distributions under the company's 1992 early retirement program. Expenses in 1991 included accruals of $10 million for certain future waste disposal site cleanup as well as a $5 million gain on the sale of securities. Interest expense decreased in 1993 due to lower interest rates and higher capitalization of interest expense as part of construction in progress. Interest expense increased in 1992 because of lower capitalization of interest expense as part of construction in progress.

SUMMARY BY CUSTOMER LOCATION
(Refer to table on page 23)

Sales, net earnings and return on net assets (RONA) are shown relative to shipments to customers located in each of four marketing regions: North America (including Canada), Europe (including the Middle East and Africa), Latin America (including Mexico) and Pacific.

NORTH AMERICAN region earnings were $121 million, up 46% from the prior-year period. Excluding non-recurring items in both years, earnings increased 6%. The non-recurring items in 1993 included an after-tax charge of $17 million for the writedown of the imidized plastics production line and an after-tax gain of $11 million from the sale of Supelco. Results in 1992 included an after-tax charge of $37 million related to downsizing a manufacturing site in Philadelphia. Sales grew 5% on an 8% volume increase, excluding acquisitions and the divestiture. All business groups contributed to the higher volume. Although sluggish worldwide economies continued to put downward pressure on selling prices, earnings improved due to increased volume, smooth plant operations and lower raw material costs.

North American region earnings were $83 million in 1992, flat compared to 1991. Results in 1992 included an after-tax charge of $37 million for estimated costs related to downsizing a manufacturing site in Philadelphia. This included costs for relocating, training or retiring plant employees, demolishing buildings, writing down the book value of plant assets and site cleanup. Accruals for waste site cleanup costs decreased $14 million from amounts charged to 1991 earnings. Excluding these unusual items, North America earnings increased 22%. Sales increased 10% reflecting 18% volume growth and a lower-priced product mix. Excluding the effect of the acquired polymers business and Shipley Company, sales increased 2%, reflecting 5% volume growth and lower selling prices. Raw material costs declined 11%. The Polymers and Resins, Plastics and Biocides businesses reported strong growth despite weak economic conditions in the region.

EUROPEAN region earnings were $27 million and included an after-tax charge of $16 million for cancelling construction of a plastics facility in England. Excluding this charge, earnings were $43 million, down 44% from 1992. Sales declined 7% though volume increased 5%, excluding acquisitions and the divestiture. Businesses with good volume increases included Polymers and Resins, Plastics Additives, Biocides and Agricultural Chemicals. Economies in the region struggled all year with severe recessionary conditions resulting in lower local currency selling prices. Twelve percent weaker European currencies were another major reason for the lower earnings.

European earnings were $77 million in 1992, up 31% from 1991. Sales increased 8% due to 11% higher volume and 5% stronger local currencies. Local currency selling prices were lower. The acquisition of Shipley Company contributed 28% of the volume increase. The Polymers and Resins, Plastics Additives, Petroleum Chemicals and Biocides businesses reported good volume and earnings growth in the region.

PACIFIC region earnings were $23 million, 18% below 1992. Sales increased 7% and volume increased 8%, excluding acquisitions completed in 1992 and the Supelco divestiture. All business groups contributed to the volume growth. The benefit of volume gains and the Shipley acquisition were offset by costs associated with the startup of an ion exchange resin plant and a new research center in Japan.

Pacific region earnings in 1992 were $28 million compared to $42 million in 1991. The decline reflects the absence of an $18 million gain realized in 1991 on the sale of land and securities in Tokyo. The acquisition of Shipley Company had a positive impact on the region's earnings. Excluding the Shipley acquisition and the consolidation of Jacryl, previously a 47.5%-owned affiliate, sales increased 6% reflecting 4% volume growth. Sales growth was concentrated in the Polymers and Resins, Biocides and Agricultural Chemicals businesses.

LATIN AMERICA posted earnings of $15 million, 17% lower than 1992. Sales increased 4% due to 6% higher volume and lower selling prices. Polymers and Resins and Formulation Chemicals had good growth and AtoHaas North America reported higher volume in all product lines. Economies in the region slowed during the fourth quarter and selling, administrative and research expenses increased due to inflationary pressures in the region.

Latin America reported 1992 earnings of $18 million, up 20% from the prior year. Sales increased 10% and volume was up 13% reflecting improved economic conditions, especially in Mexico, Argentina and Chile. The improved performance resulted from strong sales of PVC additives, resurgence of Dithane fungicide for use on banana crops and volume growth for Polymers and Resins.

    ID: GRAPHIC (LINE CHART OF GROSS PROFIT, SAR AND OPERATING EARNINGS)

PHYSICAL VOLUME of shipments increased by 12% in 1993 from 1992 and by 17%
in 1992 over 1991:
- ------------------------------------------------------------------------------
                                                      Percent change
Business group                              1993 VS 1992          1992 vs 1991
- ------------------------------------------------------------------------------
Polymers, Resins and Monomers                    14%                   17%
Plastics                                          9                     8
Performance Chemicals                             6                    38
Agricultural Chemicals                           11                     1
                                                 ---                   ---
Worldwide                                        12%                   17%
- ------------------------------------------------------------------------------
                                                      Percent change
Customer location                           1993 VS 1992          1992 vs 1991
- ------------------------------------------------------------------------------
North America                                    15%                   18%
Europe                                            5                    11
Pacific                                          15                    23
Latin America                                     6                    13
                                                 ---                   ---
Worldwide                                        12%                   17%
- ------------------------------------------------------------------------------

SUMMARY OF CONSOLIDATED RESULTS

The graph on page 25 shows the historical trend of gross profit, selling, administrative and research (SAR) expenses and operating earnings as a percent of sales.

An analysis of gross profit changes is summarized on a per-share basis on page 27.

NET SALES were $3,269 million in 1993, up 7% from 1992 on 12% higher volume. Excluding the effect of acquisitions and the divestiture, sales increased 2%, reflecting 7% volume growth, 12% weaker currencies in Europe and 1% lower selling prices. Net sales in 1992, excluding the effect of acquisitions, were 4% higher compared to 1991, reflecting 6% higher volume, stronger currencies in Europe and lower selling prices.

RAW MATERIAL PRICES continued to decline since they peaked in the first quarter of 1991 during the Gulf war. Raw material prices decreased 3% from 1992 levels. The charts below identify year-to-year changes for average unit raw material costs and average unit selling prices based on the company's product mix.

GROSS PROFIT increased to $1,095 million in 1993, up 4% from the prior year. Gross profit in 1993 was reduced by a $25 million charge for the writedown of the imidized plastics production line and in 1992 by a charge of $56 million related to the company's Philadelphia plant. Excluding these charges, the gross profit margin was 34%, 36% and 33% in 1993, 1992 and 1991, respectively. The decline in gross profit margin in 1993 was the result of lower selling prices and weaker European currencies.

SELLING, ADMINISTRATIVE AND RESEARCH (SAR) EXPENSES rose 6% in 1993 and 15% in 1992. Excluding acquisitions, divestitures and the effect of European currencies, SAR expenses were 3% higher in 1993. Inflationary pressures and the startup of a new research center in Japan contributed to the increase.
SAR expenses rose 6% in 1992, excluding acquisitions, the change in accounting method for postretirement benefits and the effect of currencies.

INTEREST EXPENSE was $41 million in 1993, down $12 million from 1992 due to lower interest rates and higher capitalization of interest expense as part of construction cost. In 1992, interest expense increased $5 million due to lower capitalization of interest expense as part of construction cost.

            ID: GRAPHIC (LINE CHART OF SALES AND VOLUME INDICES)

             ID: GRAPHIC (LINE CHART OF RAW MATERIAL COST INDEX)

SHARE OF NET LOSSES OF AFFILIATES were $6 million in 1993, compared to $1 million in 1992. The 1993 results primarily relate to the AtoHaas affiliates, reflecting the difficult economic conditions in Europe. In 1992, the company acquired the remaining 70% of Shipley Company, previously a 30%-owned affiliate, and an additional 19.5% of Jacryl, previously a 47.5%-owned affiliate in Japan. In December 1993, the company acquired the remaining 33% ownership of Jacryl. The decrease in equity in net earnings of affiliates in 1992 resulted from fully consolidating these companies and from losses of the AtoHaas affiliates.

OTHER EXPENSE, NET was $59 million compared to income of $14 million in 1992. The 1993 results included charges of $56 million for cancelling construction of a plastics facility in England and the cost of the Lipari remediation, net of the gain on the sale of Supelco. Included in 1992 were gains of $11 million on the sale of technology and securities options and pension settlement gains, net of the cost of the early retirement incentive.

THE EFFECTIVE TAX RATE was 35%, up from 1992's 33% rate. The higher effective rate resulted primarily from higher taxes on foreign earnings due to non-deductible currency losses.

RETURN ON NET ASSETS (RONA) equals net earnings before cumulative effect of accounting changes plus after-tax interest expense, divided by year-end total assets. For 1993, RONA was 4%, compared with 6% and 7% in 1992 and 1991, respectively.

RETURN ON COMMON STOCKHOLDERS' EQUITY (ROE) is obtained by dividing net earnings (before reduction for the cumulative effect of accounting changes) less preferred stock dividends by average year-end common stockholders' equity. Average year-end common stockholders' equity is calculated without the reduction for the ESOP transaction, but including the common stock that was to be purchased in 1995. For 1993, ROE was 8%, compared with 11% for 1992 and 1991.

The return on investment graph shows these measures for the past eleven years.

ANALYSIS OF CHANGE IN PER-COMMON-SHARE EARNINGS+
CURRENT YEAR RELATIVE TO YEAR EARLIER

                                                            $/Common Share
                                                              (after tax)
                                                         ---------------------
                                                           1993          1992
- ------------------------------------------------------------------------------
GROSS PROFIT
Selling prices*                                          $(1.15)       $ (.04)
Physical volume and product mix                            1.55           .65
Raw material costs*                                         .30           .76
Other manufacturing costs, including
  plant downsizing*                                        (.24)          .15
                                                         ---------------------
  Increase in gross profit                                  .46          1.52
- ------------------------------------------------------------------------------
OTHER CAUSES
Selling, administrative and research
  expenses*                                                (.47)         (.99)
Asset dispositions                                         (.10)         (.31)
Certain waste disposal site cleanup costs                  (.47)           --
Share of affiliate losses                                  (.08)         (.06)
Other                                                      (.13)         (.08)
                                                         ---------------------
  Decrease from other causes                              (1.25)        (1.44)
- ------------------------------------------------------------------------------
Increase (decrease) in per-common-share
  earnings                                               $ (.79)       $  .08
- ------------------------------------------------------------------------------
*The amounts shown are on a U.S. dollar basis and include the impact of currency movements as compared to the prior period.
+Net earnings per share are before a charge of $19 million in 1993 and $179 million in 1992 for the cumulative effect of accounting changes.

               ID: GRAPHIC (LINE CHART OF SELLING PRICE INDEX)

               ID: GRAPHIC (LINE CHART OF RETURN ON INVESTMENT)

LIQUIDITY, CAPITAL RESOURCES AND OTHER FINANCIAL DATA

CASH FLOW   Cash provided by operations for 1993 was $358 million.  These funds, plus cash from the sale of assets, were used to finance the company's capital expenditures and to pay dividends during the year. The company maintains an "A" debt rating and has adequate financial resources available to provide cash required for future operations.

FINANCING   Total borrowings at year-end 1993 were $773 million, down $27 million from the prior year. At the end of 1993, the debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 48%, compared with 50% at the end of 1992 and 1991. The company's capital structure is based upon a planned 50% debt-to-equity ratio. This financial policy was established to ensure strong financial ratios and access to external financing.

In connection with the Shipley acquisition in 1992, the company issued 2,721,502 shares of cumulative convertible preferred stock and 611,340 shares of common stock from treasury, for a total value of about $170 million. The preferred stock pays an annual cumulative dividend of $2.75 per share. It is convertible at any time at the holder's option into Rohm and Haas common stock at the rate of .7812 shares of common stock for each share of preferred stock. Holders of preferred stock are entitled to one vote per share. The company has the option to redeem the preferred stock on or after June 12, 1999, at a fixed redemption price of $50.62, payable in Rohm and Haas common stock. The redemption price reduces each year to a final price of $50 on or after June 12, 2002.

ENVIRONMENTAL   There is an inherent risk of environmental damage in chemical manufacturing operations. The company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage. Future developments and even more stringent environmental regulations may require the company to make additional unforeseen environmental expenditures. The company's major competitors are confronted by substantially similar environmental risks and regulations.

The company is a named party in various government enforcement and private actions associated with former waste disposal sites. Most of these are on the U.S. Environmental Protection Agency's (EPA) Superfund priority list.
Accruals for the expected future costs of remediating these waste sites are in accordance with the provisions of SFAS No. 5, "Accounting For Contingencies." The company considers a broad range of information when determining the amount of the accrual, including available facts about the waste site, existing technology, prior experience, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are updated quarterly as additional technical and legal information becomes available. Major sites for which reserves have been provided are: the non-company-owned Lipari and Woodland sites in New Jersey and Whitmoyer in Pennsylvania, and company-owned sites in Bristol and Philadelphia, Pennsylvania. In addition, the company has provided for future costs at approximately 80 other sites where it has been identified as potentially responsible for cleanup costs and, in some cases, damages for alleged personal injury or property damage.

On November 15, 1993, Rohm and Haas and the EPA signed a consent decree whereby the company will assume responsibility for managing the cleanup of lake and marsh property near the Lipari landfill and will pay the cost of remediation. The company increased its reserves for remediation in the third quarter of 1993 by $50 million to cover the estimated costs. In early 1993, Rohm and Haas agreed to pay about $43 million for the remediation of the Lipari landfill itself; that cost had been accrued in prior years. The agreement with the EPA ends a decade of negotiations to resolve the cleanup of a site that had been an approved landfill when the company sent wastes there in the 1960s.

                ID: GRAPHIC (STACKED BAR CHART OF CASH FLOW)

The amounts charged to earnings before tax for environmental remediation, including the Lipari remediation in 1993, were $57 million, $23 million and $49 million in 1993, 1992 and 1991, respectively. The reserves for remediation were $191 million and $155 million at December 31, 1993 and 1992, respectively, and are recorded as "other liabilities" (current and long-term). At December 31, 1993, probable insurance recoveries of $72 million were classified and recorded as "other assets." Probable insurance recoveries of $72 million at December 31, 1992, have been reclassified to conform with current financial statement presentation. Insurance carriers have denied coverage in most cases and the company has initiated legal action in New Jersey and Pennsylvania. In estimating probable insurance recovery amounts, the company has considered various factors, including the terms of the insurance policies which are applicable to each site, policy limits, the law which is likely to be applied in the jurisdiction, and the facts as currently understood by the company. Based upon all of these factors and the opinions of counsel, the company has concluded that the recorded amount of insurance coverage is probable of recovery.

In addition to accrued environmental liabilities, the company has loss contingencies related to environmental matters estimated to be approximately $180 million at December 31, 1993. Losses relating to these matters, although not probable of occurrence, are reasonably possible. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the actual method of remediation, technological developments and changes in environmental laws. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

Capital spending for new environmental protection equipment was $55 million in 1993. Spending for 1994 and 1995 is expected to be in the range of $40 million and $45 million, respectively. Capital expenditures in this category include projects whose primary purpose is pollution control and safety, as well as environmental aspects of projects in other categories on page 30 which are intended primarily to improve operations or increase plant efficiency.
The company expects future capital spending for environmental protection equipment to be consistent with prior-year spending patterns. Capital spending does not include the cost of environmental remediation of waste disposal sites.

Cash expenditures for waste disposal site remediation were $21 million in 1993, $24 million in 1992 and $21 million in 1991. The expenditures for remediation are charged against accrued remediation liabilities. The cost of operating and maintaining environmental facilities was $105 million, $108 million and $92 million in 1993, 1992 and 1991, respectively, and are charged against current year earnings.

   ID: GRAPHIC (LINE CHART OF ENVIRONMENTAL EXPENSES AND CAPITAL SPENDING)

          ID: GRAPHIC (LINE CHART OF EARNINGS AND COMMON DIVIDENDS)

DIVIDENDS   Total common stock dividends paid in 1993 were $1.36 per share, compared with $1.28 per share in 1992, and $1.24 per share in 1991. The company's common stock dividend payout is targeted at 35% of earnings. Common stock dividends have been paid each year since 1927. Total preferred dividends paid were $2.75 per share in 1993 and $1.38 per share in 1992.

STOCK REPURCHASES   In April 1992, the William Penn Foundation released the
company from its obligation to buy 2.6 million shares of the company's common stock from the foundation in 1995. The 2.6 million shares of common stock, previously classified outside of stockholders' equity, were reclassified to stockholders' equity in the second quarter of 1992.

ADDITIONS TO LAND, BUILDINGS AND EQUIPMENT   Fixed asset additions in 1993
totaled $382 million, up $99 million from last year's spending level. The company has budgeted capital expenditures in 1994 of approximately $400 million. Spending for environmental protection equipment, which is included in several of the categories on the chart shown below, was $55 million in 1993 and 1992 and $48 million in 1991.

Expenditures for the past three years, categorized by primary purpose of project, were:

- ------------------------------------------------------------------------------
(Millions of dollars)                                1993      1992      1991
- ------------------------------------------------------------------------------
Environmental, cost savings
  and infrastructure                                 $202      $180      $193
Capacity additions and new products                   144        75        40
Research facilities and equipment                      17        15        16
Capitalized interest cost                              19        13        16
                                                     -------------------------
Total                                                $382      $283      $265
- ------------------------------------------------------------------------------

ACQUISITIONS AND DIVESTITURES   In the second quarter of 1993, the company
entered into a joint venture with Beijing Chemicals Industry Corporation to manufacture and sell acrylic emulsions and related products in the People's Republic of China. The joint venture superseded a cooperative marketing venture that had been in place since 1988. Rohm and Haas contributed $6 million to the venture for a 60% ownership interest in the new firm. The venture is not expected to have a material effect on the company's financial results.

On May 6, 1993, the company completed the sale of its Separations Technologies subsidiary, Supelco, Inc., to Sigma-Aldrich Corporation. The sale resulted in an after-tax gain of $11 million.

On December 13, 1993, the company acquired the remaining 33% ownership of Japan Acrylic Chemical Company Ltd. (Jacryl) from Toagosei Chemical and Sanyo Trading Co., Ltd. for $5 million. In 1992, the company had increased its ownership from 47.5% to 67% through the purchase of 178,000 shares from Toagosei Chemical for $4 million. Jacryl manufactures and sells acrylic emulsions used to make paints, paper coatings, textile finishes, adhesives and oil additives used in motor and gear oils and hydraulic fluids. Jacryl's operating results, previously recorded using the equity method, have been fully consolidated since June 29, 1992.

On May 14, 1992, the company purchased Unocal Corporation's polymers business for approximately $170 million. This business includes emulsion polymers sold to companies that make paint, paper, textiles, adhesives and carpet. The assets acquired included six U.S. plants and a technical center in North Carolina. The acquisition was accounted for using the purchase method and, accordingly, operating results have been included in the company's consolidated results from the date of acquisition.

On June 12, 1992, the company acquired the remaining 70% ownership of Shipley Company, previously a 30%-owned affiliate. Shipley manufactures electronic chemicals used in the manufacture of microelectronic devices, printed circuit boards, plating-on-plastics and metal finishing. The acquisition was funded by issuing preferred stock and common stock out of treasury (see Financing section on page 28). The acquisition was accounted for as a purchase transaction and, accordingly, the operating results of Shipley Company have been included in the company's consolidated results from the date of acquisition. Prior to the acquisition, the company accounted for its 30% ownership using the equity method. The excess of the purchase price over the fair value of the net assets acquired (goodwill) was $69 million and is being amortized on a straight-line basis over 40 years.

                          ID: GRAPHIC (PHOTOGRAPH)

On October 1, 1992, the company and Elf Atochem completed the formation of a joint venture, AtoHaas, for the production and sale of acrylic and polycarbonate sheet products and acrylic molding resins. The venture consists of AtoHaas North America, majority-owned by Rohm and Haas, AtoHaas Europe, majority-owned by Elf Atochem, and an equally owned company for the Pacific. The company contributed all of its Performance Plastics assets and liabilities to AtoHaas North America. Elf Atochem contributed all of the assets and liabilities of its related plastics business to AtoHaas Europe. Rohm and Haas exchanged a 49% ownership interest in AtoHaas North America with a value of $73 million for a 49% ownership interest in AtoHaas Europe amounting to $94 million. The difference between Rohm and Haas's investment in AtoHaas Europe and its equity in the underlying net assets of AtoHaas Europe is amortized, as income, over the weighted-average remaining life of the European fixed assets. The company has fully consolidated the results of AtoHaas North America and accounted for its interest in the European and Pacific companies on an equity basis.

WORKING CAPITAL (the excess of current assets over current liabilities) was $499 million at year-end 1993, down $34 million from 1992. Accounts receivable from customers increased $48 million due to volume growth. Inventory decreased $43 million. Days cost of sales in 1993 ending inventory was 66 days, compared to 79 days for year-end 1992. Details about two major components of working capital at the end of 1993 and 1992 follow:

- ------------------------------------------------------------------------------
(Millions of dollars)                                      1993          1992
- ------------------------------------------------------------------------------
INVENTORIES
  Year-end balance                                         $394          $437
  Annual turnover                                          5.5X          4.6x
CUSTOMER RECEIVABLES
  Year-end balance                                         $541          $493
  Annual turnover                                          6.0X          6.2x
- ------------------------------------------------------------------------------

NET FIXED ASSETS   Investment in net fixed assets is summarized below.

- ------------------------------------------------------------------------------
(Millions of dollars)                                      1993          1992
- ------------------------------------------------------------------------------
  Year-end balance                                       $1,869        $1,768
  Annual turnover                                          1.8X          1.7x
- ------------------------------------------------------------------------------

These annual turnover figures were calculated by dividing annual sales (for customer receivables and net fixed assets) or cost of goods sold (for inventories) by the year-end balance. Days cost of sales in ending inventory was calculated by dividing ending inventory by daily cost of sales.

The graph below presents the trend of receivables, inventories and net fixed assets as a percent of sales.

       ID: GRAPHIC (LINE CHART OF CAPITAL ADDITIONS AND DEPRECIATION)

                     ID: GRAPHIC (LINE CHART OF ASSETS)

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

First quarter 1993 earnings before the cumulative effect of accounting changes were $58 million, up 2% from the first quarter of 1992. Volume grew 7%, excluding acquisitions, raw material costs were 5% lower, plants ran smoothly and costs were under control. Selling prices were under pressure worldwide and European currencies weakened 9% from the first quarter of 1992.

Earnings in the second quarter of 1993 were $63 million, down 15% from the prior-year period. The results included an after-tax charge of $5 million for costs related to cancelling construction of a plastics manufacturing facility in England, net of a gain on the sale of Supelco, Inc. Volume grew 7%, excluding acquisitions, but selling prices declined due to poor economic conditions in Europe and Japan. European currencies weakened 6% contributing to the earnings decline.

                          ID: GRAPHIC (PHOTOGRAPH)

Third quarter 1993 losses were $21 million compared to income of $51 million in the prior year. The 1993 results included after-tax charges of $50 million for remediation of lake and marsh property near the Lipari landfill in New Jersey and the writedown of the imidized plastics production line in Kentucky. Excluding these items, earnings were $29 million, 43% below 1992. Volume increased 7% and plants ran smoothly, but this was not enough to overcome the effect of 19% weaker European currencies and lower selling prices due to severe recessionary conditions in Europe and Japan.

Fourth quarter 1993 earnings were $26 million compared to a loss of $8 million in last year's fourth quarter. Results in 1992 included a charge of $37 million related to downsizing the Philadelphia plant. Excluding this charge, earnings were down 10% compared to 1992. Sales increased 1% and volume grew 6%. Selling prices continued to be under pressure worldwide and European currencies weakened 12% contributing to the lower earnings.

      ID: GRAPHIC (HIGH-LOW CHART OF QUARTERLY STOCK PRICES IN DOLLARS)

1993 QUARTERLY RESULTS
- ------------------------------------------------------------------------------
                                   1st       2nd       3rd       4th    YEAR
(Millions of dollars)          Quarter   Quarter   Quarter   Quarter    1993
- ------------------------------------------------------------------------------
Net sales                         $826      $884      $799      $760  $3,269
Gross profit                       300       312       235       248   1,095
Earnings (loss) before
  cumulative effect of
  accounting change                 58        63       (21)       26     126
Net earnings (loss)                 39        63       (21)       26     107
- ------------------------------------------------------------------------------
Per common share, in dollars:
  Earnings (loss) before
    cumulative effect of
    accounting change            $ .83     $ .90     $(.34)    $ .35  $ 1.74
  Net earnings (loss)              .55       .90      (.34)      .35    1.46
- ------------------------------------------------------------------------------
Cash dividends per common
  share, in dollars              $ .33     $ .33     $ .35     $ .35  $ 1.36
- ------------------------------------------------------------------------------
Percentage change from
  prior year
  Net sales                         16 %      13 %     (1)%        1 %     7 %
  Physical volume                   22        15        7          6      12
- ------------------------------------------------------------------------------
  Earnings (loss) before
    cumulative effect of
    accounting change                2 %     (15)%     -- %       -- %   (28)%
  Net earnings (loss)               --       (15)      --         --      --
- ------------------------------------------------------------------------------
  Earnings (loss) per common
    share before cumulative
    effect of accounting change     (3)%     (20)%     -- %       -- %   (31)%
  Net earnings (loss) per
    common share                    --       (20)      --         --      --
- ------------------------------------------------------------------------------


1992 QUARTERLY RESULTS
- ------------------------------------------------------------------------------
                                   1st       2nd       3rd       4th    Year
(Millions of dollars)          Quarter   Quarter   Quarter   Quarter    1992
- ------------------------------------------------------------------------------
Net sales                       $  714     $ 783      $810      $756  $3,063
Gross profit                       273       290       285       201   1,049
Earnings (loss) before
  cumulative effect of
  accounting changes                57        74        51        (8)    174
Net earnings (loss)               (122)       74        51        (8)     (5)
- ------------------------------------------------------------------------------
Per common share, in dollars:
  Earnings (loss) before
    cumulative effect of
    accounting changes          $  .86     $1.12     $ .72     $(.15) $ 2.53
  Net earnings (loss)            (1.92)     1.12       .72      (.15)   (.16)
- ------------------------------------------------------------------------------
Cash dividends per common
  share, in dollars             $  .31     $ .31     $ .33     $ .33  $ 1.28
- ------------------------------------------------------------------------------
Percentage change from
  prior year
  Net sales                          5%        4%       20%       15%     11%
  Physical volume                    8        11        24        25      17
- ------------------------------------------------------------------------------
  Earnings (loss) before
    cumulative effect of
    accounting changes              39%       40%       31%       --%      7%
  Net earnings (loss)               --        40        31        --      --
- ------------------------------------------------------------------------------
  Earnings (loss) per common
    share before cumulative
    effect of accounting changes    39%       42%       22%       --%      3%
  Net earnings (loss) per
    common share                    --        42        22        --      --
- ------------------------------------------------------------------------------


1991 QUARTERLY RESULTS
- ------------------------------------------------------------------------------
                                   1st       2nd       3rd       4th    Year
(Millions of dollars)          Quarter   Quarter   Quarter   Quarter    1991
- ------------------------------------------------------------------------------
Net sales                         $680      $753      $672      $658  $2,763
Gross profit                       216       243       219       224     902
Net earnings                        41        53        39        30     163
- ------------------------------------------------------------------------------
Net earnings per share,
  in dollars                      $.62      $.79      $.59      $.45  $ 2.45
- ------------------------------------------------------------------------------
Cash dividends per share,
  in dollars                      $.31      $.31      $.31      $.31  $ 1.24
- ------------------------------------------------------------------------------
Percentage change from prior year
  Net sales                        (2)%       (2)%      (2)%      (3)%    (2)%
  Physical volume                  (6)        (3)        1         1      (2)
- ------------------------------------------------------------------------------
  Net earnings                    (24)%      (25)%     (14)%     (20)%   (21)%
- ------------------------------------------------------------------------------
  Net earnings per share          (24)%      (25)%     (14)%     (20)%   (21)%
- ------------------------------------------------------------------------------

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION   The consolidated financial statements include
the accounts of the company and its subsidiaries engaged in manufacturing operations. Investments in unconsolidated subsidiaries, which are involved mainly in selling operations outside of the United States, are carried at cost and are insignificant in total. Investments in affiliates (20-50%-owned) are recorded at cost plus equity in their undistributed earnings since acquisition. Intercompany accounts, transactions and unrealized profits and losses on transactions within the consolidated group and with significant affiliates are eliminated in consolidation.

TRANSLATION PROCEDURES   Foreign currency accounts are translated into U.S.
dollars under the provisions of SFAS No. 52, with the U.S. dollar as the functional currency for the majority of international operations. Under this standard: (1) land, buildings and equipment and related depreciation, inventories and cost of goods sold, goodwill and intangibles and related amortization and minority interest are translated at historical rates of exchange; (2) all other assets and liabilities are translated at current rates of exchange, and (3) monthly income, costs and expenses other than depreciation, amortization of goodwill and intangibles and cost of goods sold are translated at current rates of exchange. Translation gains and losses of those operations that use local currencies as the functional currency are included as a separate component of stockholders' equity. Foreign exchange adjustments, including recognition of unperformed foreign exchange contracts which are not intended to hedge an identifiable foreign currency commitment, are charged or credited to income based on current exchange rates.

ENVIRONMENTAL ACCOUNTING   Accruals for remediation of former waste disposal
sites are recorded when it is both probable a liability has been incurred and a reasonable estimate of the cost can be made. The liabilities are recorded at undiscounted amounts. The cost of operating and maintaining environmental facilities are charged to expense. Expenditures which mitigate or prevent contamination from future operations are capitalized and depreciated under normal depreciation policies.

CASH AND CASH EQUIVALENTS   Cash and cash equivalents include cash, time
deposits and readily marketable securities with original maturities of three months or less.

INVENTORIES are stated at the lower of cost or market. Cost is primarily determined under the last-in, first-out (LIFO) method.

LAND, BUILDINGS AND EQUIPMENT AND RELATED DEPRECIATION   Land, buildings and
equipment are carried at cost. Assets are depreciated over their estimated useful lives on the straight-line and accelerated methods. Maintenance and repairs are charged to earnings; replacements and betterments are capitalized. The cost and related accumulated depreciation of buildings and equipment are removed from the accounts upon retirement or other disposition; any resulting profit or loss is reflected in earnings.

INTANGIBLE ASSETS   The company amortizes identifiable intangible assets
such as patents and trademarks on the straight-line basis over their estimated useful lives. Goodwill is amortized on the straight-line basis over periods not greater than 40 years.

INCOME TAXES   The company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future consequences of temporary differences between the financial statement carrying value of assets and liabilities and their values as measured by tax laws.

Under the deferred method, which was applied in 1991 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes.

ROHM AND HAAS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED EARNINGS AND RETAINED EARNINGS

Years ended December 31, 1993, 1992 and 1991
          ------------------------------------------------------------------------------------------
          (Millions of dollars, except per-share amounts)               1993        1992        1991
          ------------------------------------------------------------------------------------------
          CURRENT EARNINGS
          ------------------------------------------------------------------------------------------
          Net sales                                                   $3,269      $3,063      $2,763
NOTE 9    Cost of goods sold                                           2,174       2,014       1,861
                                                                      ------------------------------
          Gross profit                                                 1,095       1,049         902
          Selling and administrative expense                             590         549         470
          Research and development expense                               205         199         183
NOTE 11   Interest expense                                                41          53          48
NOTE 2    Share of net earnings (losses) of affiliates                    (6)         (1)          3
NOTE 3    Other income (expense), net                                    (59)         14          36
                                                                      ------------------------------
          Earnings before income taxes                                   194         261         240
NOTE 5    Income taxes                                                    68          87          77
                                                                      ------------------------------
          Earnings before cumulative effect of accounting changes        126         174         163
NOTES 5   Cumulative effect of accounting changes, net of income taxes   (19)       (179)         --
   & 16                                                               ------------------------------
          NET EARNINGS (LOSS)                                         $  107      $   (5)     $  163
          ------------------------------------------------------------------------------------------
          NET EARNINGS (LOSS)                                         $  107      $   (5)     $  163
NOTE 18   Less preferred stock dividends                                   8           4          --
NOTE 18   Less earnings applicable to common stock that
            was to be purchased in 1995:
              Dividends                                                   --           1           3
              Increase in value                                           --           1           3
                                                                      ------------------------------
NOTE 18   NET EARNINGS (LOSS) APPLICABLE TO COMMON SHAREHOLDERS       $   99      $  (11)     $  157
          PER COMMON SHARE:
            Before cumulative effect of accounting changes            $ 1.74      $ 2.53      $ 2.45
            Cumulative effect of accounting changes                     (.28)      (2.69)         --
            Net earnings (loss)                                       $ 1.46      $ (.16)     $ 2.45
          ------------------------------------------------------------------------------------------
          WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (000'S)          67,619      66,396      64,103
          ------------------------------------------------------------------------------------------
          RETAINED EARNINGS
          ------------------------------------------------------------------------------------------
          RETAINED EARNINGS AT BEGINNING OF YEAR                      $1,434      $1,528      $1,448
          Net earnings (loss) for the year                               107          (5)        163
                                                                      ------------------------------
                                                                       1,541       1,523       1,611

          Common stock dividends paid ($1.36, $1.28 and $1.24
            per share in 1993, 1992 and 1991, respectively), net
            of tax benefit of $3 million in 1993, 1992 and 1991
            related to the ESOP                                           89          84          80
          Preferred stock dividends                                        8           4          --
          Increase in value of common stock that was to be
            purchased in 1995                                             --           1           3
                                                                      ------------------------------
          RETAINED EARNINGS AT END OF YEAR                            $1,444      $1,434      $1,528
          ------------------------------------------------------------------------------------------

          See accompanying summary of significant accounting policies (page 34) and notes to consolidated financial statements (pages 38-52).

ROHM AND HAAS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS


Years ended December 31, 1993, 1992 and 1991
- ------------------------------------------------------------------------------
(Millions of dollars)                           1993        1992*        1991
- ------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings (loss)                          $ 107       $  (5)       $ 163
  Adjustments to reconcile net earnings to
    net cash provided by operating activities:
      Cumulative effect of accounting changes,
        net of tax                                19         179           --
      Depreciation                               226         203          183
      Deferred income taxes                        9         (31)           8
      Accounts receivable                        (63)         (1)         (12)
      Inventories                                 34         (49)          46
      Accounts payable                            (5)         36          (55)
      Gain on disposition of facilities and
        and investments, net                     (24)         (6)         (40)
      Provision for writedown of plant assets     48          56           --
      Other working capital changes, net         (26)        (20)          29
      Other, net                                  33          39           35
                                               -------------------------------
        Net cash provided by operating
          activities                             358         401          357
- ------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to land, buildings and equipment    (382)       (283)        (265)
  Proceeds from sale of facilities
    and investments                               58           8           98
  Collection of notes receivable                  34          --           --
  Acquisitions and long-term investments,
    net of cash acquired (Note 1)                 --        (172)         (41)
                                               -------------------------------
      Net cash used by investing activities     (290)       (447)         (208)
- ------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Purchase of treasury shares                     --          (1)           (1)
  Proceeds from issuance of long-term debt       105          32           137
  Repayments of long-term debt                  (156)        (13)          (15)
  Net change in short-term borrowings             25           2           (45)
  Payment of dividends                           (97)        (88)          (80)
  Other, net                                      (1)         (2)           (2)
      Net cash used by financing activities     (124)        (70)           (6)
- ------------------------------------------------------------------------------
  Effect of exchange rate changes on cash         --          (1)           --
                                               -------------------------------
      NET INCREASE (DECREASE) IN CASH AND
        CASH EQUIVALENTS                       $ (56)      $(117)        $ 143
- ------------------------------------------------------------------------------
*Certain items have been reclassified to conform with current financial statement presentation.
See accompanying summary of significant accounting policies (page 34) and notes to consolidated financial statements (pages 38-52).

ROHM AND HAAS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31, 1993 and 1992
          --------------------------------------------------------------------
          (Millions of dollars)                               1993       1992*
          --------------------------------------------------------------------
          ASSETS
          --------------------------------------------------------------------
          CURRENT ASSETS
          Cash and cash equivalents                         $   35      $   91
NOTE 8    Accounts receivable, net                             604         549
NOTE 9    Inventories                                          394         437
NOTE 10   Prepaid expenses and other assets                    167         186
                                                            ------------------
            Total current assets                             1,200       1,263
          --------------------------------------------------------------------

NOTE 2    INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED
            SUBSIDIARIES AND AFFILIATES                         88          98
NOTE 11   LAND, BUILDINGS AND EQUIPMENT, NET                 1,869       1,768
NOTE 12   OTHER ASSETS, NET                                    367         388
                                                            ------------------
                                                            $3,524      $3,517
          --------------------------------------------------------------------
          LIABILITIES AND STOCKHOLDERS' EQUITY
          --------------------------------------------------------------------
          CURRENT LIABILITIES
NOTE 13   Notes payable                                     $   83      $  101
NOTE 15   Accounts payable and accrued liabilities             615         568
          Federal, foreign and other income taxes                3          61
                                                            ------------------
            Total current liabilities                          701         730
          --------------------------------------------------------------------
NOTE 14   LONG-TERM DEBT                                       690         699
NOTE 5    DEFERRED INCOME TAXES                                 87          75
NOTE 16   EMPLOYEE BENEFITS                                    340         289
NOTE 17   OTHER LIABILITIES                                    194         224
NOTE 1    MINORITY INTEREST                                     71          72
          --------------------------------------------------------------------
          STOCKHOLDERS' EQUITY
NOTE 18   $2.75 cumulative convertible preferred stock;
            authorized -- 2,846,061 shares; issued -- 1993:
            2,719,803 shares; 1992: 2,723,547 shares           136         136
NOTE 18   Common stock; par value -- $2.50; authorized --
            100,000,000 shares; issued -- 78,652,380 shares    197         197
NOTE 18   Additional paid-in capital                           150         149
NOTE 14   Retained earnings                                  1,444       1,434
                                                            ------------------
                                                             1,927       1,916

NOTE 18   Less: Treasury stock (1993 -- 11,007,436 shares;
            1992 -- 11,088,412 shares)                         323         328
NOTE 18   Less: ESOP shares                                    163         169
NOTE 18   Other equity adjustments                              --           9
                                                            ------------------
              Total stockholders' equity                     1,441       1,428
                                                            ------------------
                                                            $3,524      $3,517
          --------------------------------------------------------------------
          *Certain items have been reclassified to conform with current financial statement presentation.
          See accompanying summary of significant accounting policies
          (page 34) and notes to consolidated financial statements
          (pages 38-52).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ACQUISITIONS AND DISPOSITIONS OF ASSETS

In the second quarter of 1993, the company entered into a joint venture with Beijing Chemicals Industry Corporation to manufacture and sell acrylic emulsions and related products in the People's Republic of China. The joint venture superseded a cooperative marketing venture that had been in place since 1988. Rohm and Haas contributed $6 million to the venture for a 60% ownership interest in the new firm. The venture is not expected to have a material effect on the company's financial results.

On May 6, 1993, the company completed the sale of its Separations Technologies subsidiary, Supelco, Inc., to Sigma-Aldrich Corporation at an after-tax gain of $11 million.

On December 13, 1993, the company acquired the remaining 33% ownership of Japan Acrylic Chemical Company Ltd. (Jacryl) from Toagosei Chemical and Sanyo Trading Co., Ltd. for $5 million. In 1992, the company had increased its ownership from 47.5% to 67% through the purchase of 178,000 shares from Toagosei Chemical for $4 million. Jacryl manufactures and sells acrylic emulsions used to make paints, paper coatings, textile finishes, adhesives and oil additives used in motor and gear oils and hydraulic fluids. Jacryl's operating results, previously recorded using the equity method, have been fully consolidated since June 29, 1992.

On May 14, 1992, the company purchased Unocal Corporation's polymers business for approximately $170 million. This business includes emulsion polymers sold to companies that make paint, paper, textiles, adhesives and carpet. The assets acquired included six U.S. plants and a technical center in North Carolina. The acquisition was accounted for using the purchase method and, accordingly, operating results have been included in the company's consolidated results from the date of acquisition.

On June 12, 1992, the company acquired the remaining 70% ownership of Shipley Company, previously a 30%-owned affiliate. Shipley manufactures electronic chemicals used in the manufacture of microelectronic devices, printed circuit boards, plating-on-plastics and metal finishing. The acquisition was funded by issuing 2,721,502 shares of cumulative convertible preferred stock and 611,340 shares of common stock from treasury with a total value of about $170 million. The preferred stock pays an annual dividend of $2.75 per share and is convertible at any time at the holder's option into Rohm and Haas common stock at the rate of one share of preferred stock for .7812 shares of common stock. The acquisition was accounted for as a purchase transaction and, accordingly, operating results of Shipley Company have been included in the company's consolidated results from the date of acquisition. Prior to the acquisition, the company accounted for its 30% ownership using the equity method. A total of $15 million of the purchase price was allocated to technology and is being amortized over the remaining useful lives, ranging from 3 to 16 years. The excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $69 million and is being amortized on a straight-line basis over 40 years.

On October 1, 1992, the company and Elf Atochem completed the formation of a joint venture, AtoHaas, for the production and sale of acrylic and polycarbonate sheet products and acrylic molding resins. The venture consists of AtoHaas North America, majority-owned by Rohm and Haas, AtoHaas Europe, majority-owned by Elf Atochem, and an equally owned company for the Pacific. The company contributed all of its Performance Plastics assets and liabilities to AtoHaas North America. Elf Atochem contributed all of the assets and liabilities of its related plastics business to AtoHaas Europe. Rohm and Haas exchanged a 49% ownership interest in AtoHaas North America with a value of $73 million for a 49% ownership interest in AtoHaas Europe amounting to $94 million. The difference between Rohm and Haas's investment in AtoHaas Europe and its equity in the underlying net assets of AtoHaas Europe is amortized as income over 7 years, reflecting the weighted-average remaining life of the European fixed assets. The company has fully consolidated the results of AtoHaas North America and accounted for its interest in the European and Pacific companies on an equity basis.

In 1991, Tocil, a 50%-owned Japanese affiliate, sold securities and the land upon which it was located for $104 million. The proceeds included $34 million in notes, which were paid to Tocil in 1993. Rohm and Haas reported an after-tax gain of $18 million, or 28 cents per share, as a result of the sale. Nine million dollars was allocated to Performance Chemicals and $9 million to Agricultural Chemicals. A portion of the proceeds of the land sale was used by Tocil to purchase non-Rohm and Haas interests for $41 million. Following this transaction, Tocil became a wholly owned subsidiary of Rohm and Haas.
The acquisition of the remaining 50% of Tocil was recorded using the purchase method of accounting. In February 1991, a new site was purchased and an ion exchange resin production facility was constructed. The plant began operating in 1993.

Asset dispositions in 1991 included the sale of securities at an after-tax gain of $5 million, the company's 37% interest in an Indian affiliate and its wholly owned ultrafiltration business. Neither the sale of the Indian affiliate, nor the ultrafiltration business materially impacted earnings.

NOTE 2: INVESTMENTS

The company's investments in its affiliates (20-50%-owned) totaled $62 million and $83 million at December 31, 1993, and 1992, respectively. The company's equity in the net assets of the affiliates exceeded the amount of investments in affiliates by about $8 million and $13 million at December 31, 1993, and 1992, respectively, primarily due to investments in the AtoHaas affiliates. During 1993, the company acquired the remaining 33% ownership of Jacryl. In 1992, the company increased its ownership of Jacryl from 47.5% to 67% and acquired the remaining 70% of Shipley Company. These companies, previously reported as affiliates, were fully consolidated in 1992. Also in 1992, the company formed a joint venture, AtoHaas, with Elf Atochem (see Note 1). Rohm and Haas holds a 49% interest in AtoHaas Europe and a 50% interest in AtoHaas Pacific, which are being accounted for as affiliates. Consolidated retained earnings include affiliate losses of $17 million and $3 million at December 31, 1993, and 1992, respectively.

NOTE 3: OTHER INCOME (EXPENSE), NET
- ------------------------------------------------------------------------------
(Millions of dollars)                               1993       1992      1991
- ------------------------------------------------------------------------------
Interest income                                     $  6        $11       $12
Royalty income                                         9          9        10
Foreign exchange gains (losses), net                 (13)         1       (15)
Asset dispositions (Note 1)                           (1)        (1)       40
Voluntary early retirement incentives,
  litigation settlements and certain
  waste disposal site cleanup costs                  (49)         2       (14)
Other, net                                           (11)        (8)        3
                                                    --------------------------
Total                                               $(59)       $14       $36
- ------------------------------------------------------------------------------

In general, the company enters into foreign exchange forward contracts to hedge specific exposures. The carrying amounts of foreign currency forward contracts were adjusted at each balance sheet date for changes in exchange rates. Therefore, the carrying value is equal to the fair value of these contracts. At December 31, 1993, the company had contracts maturing in 1994 and 1995 to sell $98 million of various foreign currencies.

The company entered into option contracts to hedge probable anticipated sales of certain foreign subsidiaries. Gains and losses on these contracts, which are designated and effective as hedges, are deferred and included in income in the same period as the underlying transaction. At December 31, 1993, the company had option contracts, expiring in January through October 1994, with the option to sell $105 million in deutschmarks, $10 million in Italian lira, $10 million in Spanish pesetas and $10 million in Japanese yen. The recorded value of these foreign exchange options was $1 million and their fair value, estimated by obtaining quotes from brokers, was $2 million at December 31, 1993.

Counterparties to foreign exchange forward and option contracts are major financial institutions. Management believes the risk of incurring losses related to credit risk is remote.

NOTE 4: SUPPLEMENTARY INCOME STATEMENT INFORMATION

The following amounts were charged to costs and expenses:
- ------------------------------------------------------------------------------
(Millions of dollars)                               1993       1992      1991
- ------------------------------------------------------------------------------
Taxes other than income taxes
  Payroll                                          $  45       $ 47      $ 44
  Sales and use                                       24         23        20
  Other                                               33         32        26
                                                   ---------------------------
                                                    $102       $102      $ 90
- ------------------------------------------------------------------------------
Maintenance and repairs                             $171       $171      $153
- ------------------------------------------------------------------------------

Other principally includes state and local taxes.

NOTE 5: INCOME TAXES

Effective January 1, 1992, the company adopted SFAS No. 109, "Accounting for Income Taxes." Prior years' financial statements have not been restated to apply the provisions of SFAS 109.

The components of earnings before income taxes presented as either domestic or foreign (i.e., generated by operations within or outside the United States) are shown below:

- ------------------------------------------------------------------------------
(Millions of dollars)                               1993       1992      1991
- ------------------------------------------------------------------------------
Domestic
  Parent and subsidiaries                           $ 43       $ 56      $ 25
  Affiliates                                          --          1         1
Foreign
  Subsidiaries                                       157        206       212
  Affiliates                                          (6)        (2)        2
                                                    --------------------------
Earnings before income taxes                        $194       $261      $240
- ------------------------------------------------------------------------------

Earnings before income taxes presented above differ from the operating profit
(loss) presented in Note 6, Industry Segment Reporting and Information about Foreign Operations. Earnings presented above are distributed geographically according to where the income is taxed, while Note 6 earnings are presented in accordance with SFAS No. 14 requirements in which expenses are allocated to the region where revenues are generated.

The provision for income taxes is composed of:

- ------------------------------------------------------------------------------
(Millions of dollars)                               1993       1992      1991
- ------------------------------------------------------------------------------
Taxes on domestic earnings
  Federal
    Current                                          $14        $11      $ 16
    Deferred                                          (6)         1       (11)
                                                    --------------------------
                                                       8         12         5
                                                    --------------------------
  State and other
    Current                                            1          3        --
                                                    --------------------------
  Total taxes on domestic earnings                     9         15         5
- ------------------------------------------------------------------------------
Taxes on foreign earnings
    Current                                           68         66        58
    Deferred                                          (9)         6        14
                                                    --------------------------
  Total taxes on foreign earnings                     59         72        72
- ------------------------------------------------------------------------------
Total income taxes                                   $68        $87      $ 77
- ------------------------------------------------------------------------------

Total cash used for the payment of income taxes was $124 million, $106 million and $39 million in 1993, 1992 and 1991, respectively.

Deferred income taxes for 1993 and 1992 reflect the impact of temporary differences between the valuation of assets and liabilities for financial reporting and their tax bases. Temporary differences and carryforwards at December 31, 1993, and 1992 were:

- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Deferred tax assets related to:
  Compensation and benefit programs                            $165      $134
  Alternative minimum tax credit carryforward                    47        37
  Research and foreign tax credit carryforwards                  27        40
  Accruals for waste disposal site remediation                   36        29
  Accruals for plant downsizing and writedowns                   30        29
  Inventories                                                    22        22
  All other                                                      30        64
                                                               ---------------
    Total gross deferred tax assets                             357       355
    Less valuation allowance                                    (11)      (17)
                                                               ---------------
    Net deferred tax assets                                    $346       $338
                                                               ---------------
Deferred tax liabilities related to:
  Tax over book depreciation                                   $274       $257
  Pension                                                        52         49
  All other                                                       9         24
                                                               ---------------
    Total gross deferred tax liabilities                       $335       $330
                                                               ---------------
    Net deferred tax asset                                     $ 11       $  8
- ------------------------------------------------------------------------------

Deferred taxes, which are classified into a net current and non-current balance by tax jurisdiction, are presented in the balance sheet as follows:

- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Prepaid expenses and other assets                              $ 94      $ 82
Other assets, net                                                 6         3
Accounts payable and accrued liabilities                         (2)       (2)
Non-current deferred income taxes                               (87)      (75)
                                                               ---------------
    Net deferred tax asset                                     $ 11      $  8
- ------------------------------------------------------------------------------

In 1993, the valuation allowance was reduced by $6 million due to expected usage of tax credit carryforwards. Two million dollars was recorded as a reduction to tax expense and $4 million was recorded as a reduction to goodwill. If the tax benefits related to the remaining $11 million valuation allowance at December 31, 1993 are realized in the future, net earnings will be increased by $4 million and goodwill will be reduced by $7 million.

During 1991, deferred income taxes were provided on the difference in earnings as determined for tax and financial reporting purposes. The significant components of the deferred tax portion of the total income tax provision were as follows:

- ----------------------------------------------------------
(Millions of dollars)
- ----------------------------------------------------------
Tax over book depreciation                    $ 5
Asset dispositions                              9
Alternative minimum tax                        (9)
Other, net                                     (2)
                                              ---
Deferred income taxes                         $ 3
- ----------------------------------------------------------


                          ID: GRAPHIC (PHOTOGRAPH)


The effective tax rate on income differs from the U.S. statutory tax rate due to the following:

- ------------------------------------------------------------------------------
                                                    1993       1992      1991
- ------------------------------------------------------------------------------
Statutory tax rate                                  35.0%      34.0%     34.0%
Research and other U.S. tax credits                 (3.1)      (1.1)     (2.0)
Asset dispositions                                   1.0         --       2.2
Effect of non-taxable currency items                 1.1       (0.4)     (1.1)
Taxes on foreign earnings and tax
  adjustments of foreign subsidiaries                1.3        1.0      (0.6)
Other, net                                          (0.2)      (0.2)     (0.4)
                                                    --------------------------
Effective tax rate                                  35.1%      33.3%     32.1%
- ------------------------------------------------------------------------------

At December 31, 1993, the company had research tax credit carryforwards of $23 million and foreign tax credit carryforwards of $4 million available to reduce future federal income taxes through 2008 and 1998, respectively. The company also had alternative minimum tax credit carryforwards of $47 million which are available to reduce future federal regular income taxes over an indefinite period. In addition, the company has net operating loss carryforwards of $6 million and $8 million which are available to offset future federal taxable income through 2008 and future foreign taxable income through 1998, respectively.

No provision for U.S. income taxes, after applying statutory tax credits, was made on the earnings of foreign subsidiaries and affiliates which have been reinvested abroad indefinitely. Unremitted earnings, after provision for applicable foreign income taxes, were approximately $378 million at December 31, 1993. If the foreign subsidiary and affiliate earnings were remitted as dividends, the amount of additional U.S. income taxes, after applying statutory tax adjustments, would not be material.

NOTE 6: INDUSTRY SEGMENT REPORTING AND
        INFORMATION ABOUT FOREIGN OPERATIONS

In accordance with the provisions of SFAS No. 14, the tables below present information for the years 1991-1993 related to the company's results in four industry segments: Polymers, Resins and Monomers; Plastics; Performance Chemicals, and Agricultural Chemicals. The results by industry segment are based on the company's current business organization. The company defines the industry segment for each product shipment (including intermediates) by the customer's use of the product shipped. Therefore, no inter-segment sales or eliminations are shown. In computing each segment's identifiable assets, production facilities that are shared by more than one segment are allocated to each segment on an annual utilization basis.

- ------------------------------------------------------------------------------
(Millions of dollars)                               1993       1992      1991
- ------------------------------------------------------------------------------
Sales to customers
  Polymers, Resins and  Monomers                  $1,519     $1,425    $1,290
  Plastics                                           579        573       546
  Performance Chemicals                              762        682       566
  Agricultural Chemicals                             409        383       361
                                                  ----------------------------
Total                                             $3,269     $3,063    $2,763
- ------------------------------------------------------------------------------
Operating profit
  Polymers, Resins and  Monomers                  $  153    $   200    $  183
  Plastics                                            16         65        16
  Performance Chemicals                               34         29        66
  Agricultural Chemicals                              64         48        62
                                                  ----------------------------
Total                                             $  267    $   342    $  327
- ------------------------------------------------------------------------------
Interest in earnings (losses) of affiliates
  Polymers, Resins and  Monomers                  $    1    $     2    $    3
  Plastics                                            (7)        (3)       --
  Performance Chemicals                               --          1         1
  Corporate                                           --         (1)       (1)
                                                  ----------------------------
Total                                             $   (6)    $   (1)   $    3
- ------------------------------------------------------------------------------


- ------------------------------------------------------------------------------
(Millions of dollars)                               1993       1992      1991
- ------------------------------------------------------------------------------
Identifiable assets at year end*
  Polymers, Resins and  Monomers                  $1,400     $1,325    $1,039
  Plastics                                           517        575       620
  Performance Chemicals                              970        926       543
  Agricultural Chemicals                             313        326       293
                                                  ----------------------------
Total                                             $3,200     $3,152    $2,495
- ------------------------------------------------------------------------------
Investment in affiliates
  Polymers, Resins and  Monomers                  $    6     $    4    $    8
  Plastics                                            56         79         9
  Performance Chemicals                               --         --        55
                                                  ----------------------------
Total                                             $   62     $   83    $   72
- ------------------------------------------------------------------------------
Depreciation expense
  Polymers, Resins and  Monomers                  $  101     $   83    $   70
  Plastics                                            44         49        47
  Performance Chemicals                               52         44        37
  Agricultural Chemicals                              17         17        19
  Corporate                                           12         10        10
                                                  ----------------------------
Total                                             $  226     $  203    $  183
- ------------------------------------------------------------------------------
Capital additions
  Polymers, Resins and  Monomers                  $  137     $  108    $  107
  Plastics                                            38         48        54
  Performance Chemicals                              165         86        71
  Agricultural Chemicals                              23         28        17
  Corporate                                           19         13        16
                                                  ----------------------------
Total                                             $  382     $  283    $  265
- ------------------------------------------------------------------------------

*Certain items in 1992 have been reclassified to conform with current financial statement presentation

In addition, the tables on the following page provide information pertaining to the company's operations in different geographic areas, in accordance with SFAS No. 14. Transfers between geographic areas are accounted for at market prices.

- ------------------------------------------------------------------------------
(Millions of dollars)                               1993       1992      1991
- ------------------------------------------------------------------------------
Sales to customers
  United States                                   $1,901     $1,735    $1,559
  Canada                                             101         98       104
  Europe                                             719        765       710
  Pacific                                            387        307       239
  Latin America                                      161        158       151
                                                  ----------------------------
Total                                             $3,269     $3,063    $2,763
- ------------------------------------------------------------------------------
Transfers between geographic areas
  United States                                   $  292     $  281    $  278
  Canada                                              26         26        21
  Europe                                             187        184       152
  Pacific                                              1          1         1
  Latin America                                        9          3         7
  Adjustments and eliminations                      (515)      (495)     (459)
                                                  ----------------------------
Total                                             $   --     $   --    $   --
- ------------------------------------------------------------------------------
Total sales
  United States                                   $2,193     $2,016    $1,837
  Canada                                             127        124       125
  Europe                                             906        949       862
  Pacific                                            388        308       240
  Latin America                                      170        161       158
  Adjustments and eliminations                      (515)      (495)     (459)
                                                  ----------------------------
Total                                             $3,269     $3,063    $2,763
- ------------------------------------------------------------------------------
Operating profit (loss)
  United States                                   $  164     $  170    $  156
  Canada                                               3          9        13
  Europe                                             121        150       115
  Pacific                                             (3)         2        46
  Latin America                                       (3)         4        --
  Adjustments and eliminations                       (15)         7        (3)
                                                  ----------------------------
Total                                             $  267     $  342    $  327
- ------------------------------------------------------------------------------
Identifiable assets at year end*
  United States                                   $2,122     $2,149    $1,644
  Canada                                              53         49        39
  Europe                                             641        616       610
  Pacific                                            445        344       199
  Latin America                                      110        114       103
  Adjustments and  eliminations                     (171)      (120)     (100)
                                                  ----------------------------
Total                                             $3,200     $3,152    $2,495
- ------------------------------------------------------------------------------
*Certain items in 1992 have been reclassified to conform with current financial statement presentation

United States export sales to customers were $158 million in 1993 and 1992, and $139 million in 1991.

Total operating profit and total identifiable assets for both the segment and geographic results are reconciled below to consolidated earnings before income taxes and consolidated total assets. General corporate income (expense) represents interest income earned by general corporate assets, offset by the portion of total expenses incurred at corporate headquarters that do not relate directly to the operations of any geographic area or industry segment. General corporate assets primarily include cash and cash equivalents, advances to unconsolidated subsidiaries and affiliates, and capitalized interest. Corporate capital additions include capitalized interest cost. The reconciliation of operating profits and identifiable assets to consolidated totals is as follows:

- ------------------------------------------------------------------------------
(Millions of dollars)                               1993       1992      1991
- ------------------------------------------------------------------------------
Total operating profit                            $  267     $  342    $  327
Interest expense                                     (41)       (53)      (48)
General corporate income (expense)                   (26)       (27)      (42)
Interest in net earnings (losses) of affiliates       (6)        (1)        3
                                                  ----------------------------
Earnings before income taxes                      $  194     $  261    $  240
- ------------------------------------------------------------------------------
Identifiable assets at year end*                  $3,200     $3,152    $2,495
General corporate assets                             262        282       330
Investment in affiliates                              62         83        72
                                                  ----------------------------
Total assets at year end                          $3,524     $3,517    $2,897
- ------------------------------------------------------------------------------
*Certain items in 1992 have been reclassified to conform with current financial statement presentation

The data presented above differ in certain ways from the company's results by business group and customer location presented on page 23. The customer location data on page 23 reflect the company's major marketing profit centers relative to customer location, while the above data are categorized by the geographic location from which the goods were shipped. Charges associated with the Lipari lake and marsh remediation are included in Corporate for management purposes, but are allocated among businesses for purposes of this footnote. Except for these differences, industry segmentation is generally the same for management reporting purposes and SFAS No. 14 requirements.
Other differences include the manner of directly assigning or allocating certain parts of administrative expense, research expense, interest income and expense, other income and expense and equity in affiliates. In addition, the earnings data on page 23 are on an after-tax basis.

NOTE 7: PENSION PLANS

The company maintains noncontributory pension plans which provide defined benefits to substantially all domestic employees meeting age and length of service requirements. Disclosures include amounts for both the U.S. and significant foreign pension plans. Pension cost determined in accordance with plan provisions is presented below:

- ------------------------------------------------------------------------------
(Millions of dollars)                               1993       1992      1991
- ------------------------------------------------------------------------------
Pension cost                                       $ (14)     $ (21)    $ (20)
Pension benefit payments                              41        108        45
- ------------------------------------------------------------------------------

The negative pension cost primarily reflects recognition of favorable investment experience as stipulated by SFAS No. 87. The pension benefit payments in 1992 included payments related to a voluntary early retirement incentive offered to U.S. salaried employees meeting certain age and length of service requirements.

                          ID: GRAPHIC (PHOTOGRAPH)

Pension cost includes the following components:

- ------------------------------------------------------------------------------
(Millions of dollars)                               1993       1992      1991
- ------------------------------------------------------------------------------
Service cost -- benefits
  earned during the year                            $ 30       $ 29      $ 26
Interest cost on projected
  benefit obligation                                  55         54        51
Return on plan assets
    -- actual                                 $(194)      $(76)     $(241)
    -- less deferred                            109        (11)       159
                                              -----       ----      -----
                                                     (85)       (87)      (82)
Other amortization, net                               (2)        (3)       (1)
Amortization of net gain
  existing at adoption of
  SFAS No. 87                                        (12)       (14)      (14)
                                                    ----       ----      ----
Net pension cost                                    $(14)      $(21)     $(20)
- ------------------------------------------------------------------------------

In addition to the 1992 pension income noted above, the company's 1992 early retirement program resulted in a pre-tax gain of $5 million, as the settlement gains from retirees electing lump-sum distributions exceeded the cost of the special termination benefits. The gain was recorded as other income for the period ended December 31, 1992. In 1993, an early retirement incentive was offered to employees of the Philadelphia plant as part of the downsizing. A total of 129 employees accepted the incentive in late 1993 and will be eligible to retire in 1994.

The funded status of these plans at year end was as follows:

- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Actuarial present value of plan benefits
  Vested                                                     $  593    $  461
  Nonvested                                                      --        --
                                                             ----------------
Accumulated benefit obligation                                  593       461
Effect of projected future compensation increase                187       154
                                                             ----------------
Projected benefit obligation                                    780       615
Plan assets at market value                                   1,165     1,017
                                                             ----------------
Plan assets in excess of projected benefit obligation           385       402
Unrecognized net gain existing at adoption of SFAS No. 87       (97)     (110)
Other unrecognized net gain                                    (166)     (169)
                                                             ----------------
Prepaid pension cost                                         $  122    $  123
- ------------------------------------------------------------------------------

Net assets of the pension trusts, which primarily consist of common stocks and debt securities, were measured at market value. For U.S. plans, the assumed long-term rate of return on trust assets was 8.5% in 1993 and 1992. Pension benefit obligations were determined from actuarial valuations using an assumed discount rate of 7% at December 31, 1993, and 8.5% at December 31, 1992, and an assumed long-term rate of compensation increase of 5% in 1993 and 6% in 1992. Non-U.S. plans assumed an average rate of return on trust assets of 9.2% in 1993 and 9.1% in 1992, an average discount rate for pension benefit obligations of 8.5% in 1993 and 9.1% in 1992, and an average 6.3% and 6.6% long-term rate of compensation increase in 1993 and 1992, respectively. The remaining non-U.S. subsidiaries which maintain pension plans are not material in total. As of their latest valuation dates, the fair market value of assets of these plans exceeded the present value of vested benefits. The Revenue Reconciliation Act of 1990 allows the transfer of excess pension plan assets to fund annual retiree medical expenses (Section 401(h) account). The company transferred excess pension plan assets of $15 million and $7 million in 1993 and 1992, respectively, to the 401(h) account to fund retiree health costs.

Additionally, the company maintains a noncontributory unfunded pension plan which provides supplemental defined benefits to certain executives meeting age and length of service requirements. Pension cost determined in accordance with plan provisions was $5 million, $3 million and $4 million in 1993, 1992 and 1991, respectively. Pension benefit payments for this plan were $2 million in 1993, 1992 and 1991.

The funded status of this plan at year end was as follows:

- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Actuarial present value of plan benefits
  Vested                                                       $ 37      $ 33
  Nonvested                                                      --        --
                                                             ----------------
Accumulated benefit obligation                                   37        33
Effect of projected future compensation increase                  2         2
                                                             ----------------
Projected benefit obligation                                     39        35
Plan assets at market value                                      --        --
                                                             ----------------
Projected benefit obligation in excess of plan assets            39        35
Unrecognized net loss existing at adoption of SFAS No. 87        (2)       (2)
Other unrecognized loss                                         (16)      (14)
Adjusted minimum liability                                       12        --
                                                             ----------------
Accrued pension benefit obligation                             $ 33      $ 19
- ------------------------------------------------------------------------------

Pension benefit obligations were determined from actuarial valuations using an assumed discount rate of 7% at December 31, 1993, and 8.5% at December 31, 1992, and an assumed long-term rate of compensation increase of 5% in 1993 and 6% in 1992.

NOTE 8: ACCOUNTS RECEIVABLE, NET
- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Customers                                                      $541      $493
Unconsolidated subsidiaries and affiliates                       25        20
Employees                                                         6         7
Other                                                            42        41
                                                               --------------
                                                                614       561
Less allowance for losses                                        10        12
                                                               --------------
Total                                                          $604      $549
- ------------------------------------------------------------------------------

The carrying value approximates fair value because of the short maturity of these receivables.

NOTE 9: INVENTORIES
- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Finished products and work in process                          $297      $333
Raw materials                                                    49        57
Supplies                                                         48        47
                                                               --------------
Total                                                          $394      $437
- ------------------------------------------------------------------------------

Beginning inventories used in determining 1993 and 1992 cost of goods sold were $437 million and $343 million, respectively. Inventories amounting to $377 million and $407 million were valued using the LIFO method at December 31, 1993, and 1992, respectively. The excess of current cost over the stated amount for inventories valued under the LIFO method approximated $98 million and $93 million at December 31, 1993, and 1992, respectively. Liquidation of prior years' LIFO inventory layers in 1993 and 1992 did not materially affect cost of goods sold in either year.

NOTE 10: PREPAID EXPENSES AND OTHER ASSETS
- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Prepaid expenses                                               $ 51      $ 54
Deferred tax benefits                                            94        82
Notes receivable                                                  5        36
Other current assets                                             17        14
                                                               --------------
Total                                                          $167      $186
- ------------------------------------------------------------------------------

NOTE 11: LAND, BUILDINGS AND EQUIPMENT, NET
- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Land                                                         $   51    $   51
Buildings and improvements                                      679       588
Machinery and equipment                                       2,665     2,493
Capitalized interest cost                                       162       143
Construction                                                    139       195
                                                             ----------------
                                                              3,696     3,470
Less accumulated depreciation                                 1,827     1,702
                                                             ----------------
Total                                                        $1,869    $1,768
- ------------------------------------------------------------------------------

The principal lives (in years) used in determining depreciation rates of various assets are: buildings and improvements (10-50); machinery and equipment (5-20); automobiles, trucks and tank cars (3-10); furniture and fixtures, laboratory equipment and other assets (5-10).

Gross book values of assets depreciated by accelerated methods totaled $1,298 million and $1,401 million at December 31, 1993, and 1992, respectively. Assets depreciated by the straight-line method totaled $2,208 million and $1,823 million at December 31, 1993, and 1992, respectively.

In 1993, 1992 and 1991 respectively, interest costs of $19 million, $13 million and $16 million were capitalized and added to the gross book value of land, buildings and equipment. Amortization of such capitalized costs included in depreciation expense was $12 million in 1993 and $10 million in 1992 and 1991.

NOTE 12: OTHER ASSETS, NET
- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Contract advances                                              $  6      $ 10
Patents, trademarks, etc.                                        47        65
Goodwill                                                        104       113
Prepaid pension costs                                           122       123
Deferred tax benefits                                             6         3
Probable insurance recoveries for
  environmental remediation                                      72        72
Other noncurrent assets                                          31        32
                                                               --------------
                                                                388       418
Less accumulated amortization of intangible assets               21        30
                                                               ---------------
Total                                                          $367      $388
- ------------------------------------------------------------------------------

The large decrease in "Patents, trademarks, etc." and related accumulated amortization resulted from the sale of Supelco, Inc.

NOTE 13: NOTES PAYABLE
- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Short-term borrowings                                           $69      $ 44
Current portion of long-term debt                                14        57
                                                               ---------------
Total                                                           $83      $101
- ------------------------------------------------------------------------------

Information for 1993 and 1992 as to short-term borrowings is as follows:

- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Average year-end interest rate                                    4%        7%
Average interest rate for year                                    5%        9%
Average annual amount outstanding                              $105      $ 67
Maximum month-end amount outstanding                           $157      $139
- ------------------------------------------------------------------------------

The majority of short-term borrowings represent bank debt owed by foreign subsidiaries. The carrying amount approximates fair value because of the short maturity of the instruments.

                          ID: GRAPHIC (PHOTOGRAPH)

NOTE 14: LONG-TERM DEBT
- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
9.80% notes due 2020                                           $150      $150
9.875% notes due 2000                                           100       100
9.375% debentures due 2019                                      100       100
4.40% - 6.72% notes (yen denominated)
  due 1996 to 2008                                               83        22
9.625% notes due 1998                                            75        75
9.50% notes due 2021                                             75        75
6.60% obligation due 2011                                        55        55
5.67% notes due 1998                                             30        --
4.50 % note due 1995                                              6         6
11.75% note (sterling denominated) due
  annually to 1997                                                5         7
8.125% notes due 1996                                            --        50
9.875% debentures due 1994 to 2000                               --        26
6.25% environmental improvement
  revenue bonds due 1994 to 2002                                 --        23
Other                                                            11        10
                                                               ---------------
Total                                                          $690      $699
- ------------------------------------------------------------------------------

The company has revolving credit agreements totaling $200 million which expire in 1999. These agreements, which carry various interest rates and fees, are available to support commercial paper borrowings. Several permit foreign subsidiaries to borrow local currencies and Eurocurrencies. At December 31, 1993, $8 million was outstanding under these agreements.

The various loan agreements contain certain restrictions with respect to tangible net worth and maintenance of working capital. Due to the repayment of certain debt in 1993, retained earnings are now free of any dividend restrictions.

Total cash used for the payment of interest expense, net of amounts capitalized, was $46 million, $54 million and $49 million in 1993, 1992 and 1991, respectively.

The fair value of the company's long-term debt is estimated at $815 million based on quoted market prices for the same or similar issues or on the current rates offered to the company or its subsidiaries for debt with the same remaining maturities and terms.

The company enters into interest rate swap agreements to manage its exposure to interest rate changes and to lower the overall cost of borrowing. At December 31, 1993, the company had outstanding two interest rate swap agreements with commercial banks, having a total notional principal amount of $50 million and a duration of three years. These agreements effectively change the company's interest rate exposure on $50 million of its fixed rate debt to floating rate debt based on the six-month London Interbank Offered Rate (LIBOR).

Long-term debt maturing in the next five years is:

- -------------------------------------------------------
(Millions of dollars)
- -------------------------------------------------------
1994         $14                  1997         $ 10
1995          16                  1998          118
1996          18
- -------------------------------------------------------

NOTE 15: ACCOUNTS PAYABLE AND
         ACCRUED LIABILITIES
- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Trade payables                                                 $234      $244
Salaries and wages                                               61        74
Social Security and other taxes                                  33        31
Interest                                                         15        19
Employee benefits                                                23        19
Reserves for environmental remediation                           76        32
Other                                                           173       149
                                                               --------------
Total                                                          $615      $568
- ------------------------------------------------------------------------------

NOTE 16:  EMPLOYEE BENEFITS
- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Postretirement health care and life
  insurance benefits                                           $280      $272
Postemployment benefits                                          29        --
Executive pension plan                                           31        17
                                                               --------------
Total                                                          $340      $289
- ------------------------------------------------------------------------------

The company provides health care and life insurance benefits for substantially all of its domestic retired employees, for which the company is self-insured. In general, employees who have at least 15 years of service at retirement are eligible for continuing health and life insurance coverage. Retirees contribute towards the cost of such coverage. In 1992, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," changing to the accrual method of accounting for these benefits effective January 1, 1992. The new accounting standard also was adopted for foreign subsidiaries providing postretirement benefits. These plans are not significant. Prior to 1992, the company charged the annual cash cost of these benefits for both active and retired employees against current period income. Prior-year financial statements have not been restated.

The status of the plans at year end was as follows:

- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  Retirees                                                     $185      $133
  Fully eligible active plan participants                        96       108
  Other active plan participants                                 76        48
                                                               --------------
Total accumulated postretirement benefit obligation            $357      $289
  Unrecognized prior service cost                                (1)       --
  Unrecognized losses                                           (58)       --
                                                               --------------
Total accrued postretirement benefit
  obligation                                                   $298      $289
- ------------------------------------------------------------------------------

The accrued postretirement benefit obligation is recorded in "accrued liabilities" (current) and "employee benefits" (non-current).

Net periodic postretirement benefit cost includes the following components:

- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Service cost of benefits earned                                 $ 5       $ 4
Interest cost on accumulated postretirement
  benefit obligation                                             24        23
                                                                -------------
Net periodic postretirement benefit cost                        $29       $27
- ------------------------------------------------------------------------------

In order to measure the expected postretirement benefit obligation, a 10% annual rate of increase in the health care cost trend rate was assumed. The company's substantive plan contains provisions that limit its cost for health care coverage to an increase of 10% or less each year subject ultimately to a maximum cost equal to 200% of the 1992 cost level. The maximum cost is expected to be reached in the year 2000. Increases in retiree health care costs in excess of these limits will be passed on to retirees through their required contributions.

A one percentage point increase in this annual health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately $3 million, with an immaterial effect on postretirement benefit cost. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 7% at December 31, 1993, and 8.5% at December 31, 1992.

Effective January 1, 1993, the company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This accounting standard requires the recognition of the liability for future costs of compensation and benefits which will be paid to employees who are on disability leave. The company recorded a liability of $30 million as the cumulative liability at the adoption date.

NOTE 17: OTHER LIABILITIES
- ------------------------------------------------------------------------------
(Millions of dollars)                                          1993      1992
- ------------------------------------------------------------------------------
Reserves for environmental remediation                         $115      $123
Reserves for plant shutdowns                                     43        57
Foreign pension liabilities                                      13         8
Other                                                            23        36
                                                               ---------------
Total                                                          $194      $224
- ------------------------------------------------------------------------------

NOTE 18: STOCKHOLDERS' EQUITY

The changes in the components of stockholders' equity are summarized as follows:
- ------------------------------------------------------------------------------
                                                   Addi-                Other
                               Pre-               tional    Treasury   Equity
                             ferred    Common    Paid-in      Stock,  Adjust-
(Millions of dollars)         Stock     Stock    Capital     at Cost    ments
- ------------------------------------------------------------------------------
Balance at January 1, 1991     $ --      $190       $ 37        $357     $ --
  Adjustment to cost of
    previously acquired shares   --        --         --          (3)      --
  Purchase of treasury stock     --        --         --           1       --
  Foreign currency translation   --        --         --          --        4
  Shares issued to employees
    under bonus plan             --        --         --          (6)      --
                               -----------------------------------------------
Balance at December 31, 1991     --       190         37         349        4
  Adjustment to cost of
    previously acquired shares   --        --         --           3       --
  Shares issued for acquisition
    of affiliate                136        --         16         (18)      --
  Common stock that was to be
    purchased in 1995            --         7         94          --       --
  Purchase of treasury stock     --        --         --           1       --
  Foreign currency translation   --        --         --          --        5
  Shares issued to employees
    under bonus plan             --        --          2          (7)      --
                               -----------------------------------------------
Balance at December 31, 1992    136       197        149         328        9
  Adjustment to cost of
    previously acquired shares   --        --         --          (3)      --
  Foreign currency translation   --        --         --          --       (3)
  Shares issued to employees
    under bonus plan             --        --          1          (2)      --
  Pension adjustment             --        --         --          --       (6)
                               -----------------------------------------------
Balance at December 31, 1993   $136      $197       $150        $323     $ --
- ------------------------------------------------------------------------------

The company has the authorization to issue up to 25 million shares of preferred stock. On June 12, 1992, the company issued 2,721,502 shares of $2.75 cumulative convertible preferred stock in connection with the acquisition of Shipley Company (see Note 1). The company may issue up to an additional 124,535 of these preferred shares for the exercise of outstanding Shipley stock options. This preferred stock pays an annual cumulative dividend of $2.75 per share. It has antidilution protection against stock splits, stock dividends and certain issuances of additional securities and extraordinary dividends. This preferred stock is convertible at any time at the holder's option into Rohm and Haas common stock at the rate of .7812 shares of common stock for each share of preferred stock. Holders of the preferred stock are entitled to one vote per share. The company has the option to redeem the preferred stock on or after June 12, 1999, at a fixed redemption price of $50.62, payable in Rohm and Haas common stock. The redemption price reduces each year to a final price of $50 on or after June 12, 2002.

In April 1992, the William Penn Foundation released the company from its obligation to buy 2.6 million shares of the company's common stock from the foundation in 1995. The 2.6 million shares of common stock, previously classified outside of stockholders' equity, were reclassified to stockholders' equity in the second quarter of 1992.

Dividends paid on ESOP shares, used as a source of funds for meeting the ESOP financing obligation, were $8 million in 1993 and in 1992. These dividends were recorded net of the related U.S. tax benefit. The number of ESOP shares not allocated to plan members at December 31, 1993 and 1992 were 5.6 million and 5.8 million, respectively.

The company recorded compensation expense of $6 million in 1993 and 1992. The company expects to record annual compensation expense of approximately this amount over the next 27 years as the remaining $163 million of ESOP shares are allocated to plan members. The allocation of shares from the ESOP is expected to fund a substantial portion of the company's total obligation to match employees savings plan contributions as the market price of Rohm and Haas stock appreciates.

Purchases of treasury stock in 1993 totaled 6,975 shares, compared with 17,618 and 15,816 shares in 1992 and 1991, respectively. At year-end 1993 and 1992 there were 11,007,436 and 11,088,412, respectively, reacquired shares in treasury.

NOTE 19:  STOCK OPTION PLAN

The company has granted stock options to key employees under its Stock Option Plans of 1975, 1984 and 1992. Options granted pursuant to the plans are priced at the fair market value of the common stock on the date of the grant. The status of the company's stock options is presented below:

- ------------------------------------------------------------------------------
                                                     Shares      Per-share
(Thousands)                                       Outstanding      Price
- ------------------------------------------------------------------------------
Balance at December 31, 1991                          785      $12.75-$46.94
  Granted                                             116       43.44- 54.63
  Exercised                                           188       12.75- 46.94
Balance at December 31, 1992                          713       20.13- 54.63
  Granted                                             104       52.19- 54.19
  Exercised                                            54       20.13- 43.44
Balance at December 31, 1993                          763       20.79- 54.63
- ------------------------------------------------------------------------------

Exercisable stock options were 659,000, 597,000 and 645,000 at year-end 1993, 1992 and 1991, respectively. At December 31, 1993, 2,394,000 shares remain available for grant under the Stock Option Plan of 1992.

On May 4, 1992, the stockholders approved the Stock Option Plan of 1992 which replaced the Stock Option Plan of 1984. The 1992 plan covers an aggregate of 2,500,000 shares of Rohm and Haas common stock.

NOTE 20: LEASE AND RENTAL COMMITMENTS

The company leases certain properties and equipment used in its operations, primarily under operating leases. Under most operating lease agreements, the company pays a minimum rental, plus contingent rental, based on equipment usage and escalation factors. The net rental expense for such property was $52 million for 1993, $49 million in 1992 and $44 million in 1991.

The company is committed under the terms of non-cancellable operating leases for future rentals as follows:

- ------------------------------------------------------
(Millions of dollars)
- ------------------------------------------------------
1994           $26                1998             $ 5
1995            24                1999-2003          9
1996            13                After 2003        12
1997             8
- ------------------------------------------------------

Leases that meet the criteria for capitalization set forth in SFAS No. 13 have been classified and accounted for as capital leases. Land, buildings and equipment, net includes $3 million and $4 million at the end of 1993 and 1992, respectively, for assets recorded under capitalized leases. The related obligations for these leases, which totaled $2 million at the end of 1993 and $3 million at the end of 1992, are included in notes payable and long-term debt.

In December 1991, the company sold and leased back certain Houston plant assets in a financing lease. The related $55 million debt has a 20-year maturity at an effective interest rate of 6.6%. See Note 14 for the long-term debt maturing in the next five years.

NOTE 21: CONTINGENT LIABILITIES, GUARANTEES AND
         COMMITMENTS

(a) Environmental

The company is a named party in various government enforcement and private actions associated with former waste disposal sites, most of which are on the U.S. Environmental Protection Agency's (EPA) Superfund priority list.
Accruals for the expected future costs of remediating these sites are in accordance with the provisions of SFAS No. 5, "Accounting For Contingencies." The company considers a broad range of information when determining the amount of the accrual, including available facts about the waste site, existing technology, prior experience, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are updated quarterly as additional technical and legal information becomes available. Major sites for which reserves have been provided are: the non-company-owned Lipari and Woodland sites in New Jersey and Whitmoyer in Pennsylvania, and company-owned sites in Bristol and Philadelphia, Pennsylvania. In addition, the company has provided for future costs at approximately 80 other sites where it has been identified as potentially responsible for cleanup costs and, in some cases, damages for alleged personal injury or property damage.

On November 15, 1993, Rohm and Haas and the EPA signed a consent decree whereby the company will assume responsibility for managing the cleanup of lake and marsh property near the Lipari landfill and will pay the cost of remediation. The company increased its reserves for remediation in the third quarter by $50 million to cover the estimated costs. Earlier this year, Rohm and Haas agreed to pay about $43 million for the remediation of the Lipari landfill itself; that cost had been accrued in prior years. The agreement with the EPA ends a decade of negotiations to resolve the cleanup of a site that had been an approved landfill when the company sent its wastes there in the 1960s.

The amounts charged to earnings before tax for environmental remediation, including the Lipari remediation, were $57 million, $23 million and $49 million in 1993, 1992 and 1991, respectively. The reserves for remediation were $191 million and $155 million at December 31, 1993, and 1992, respectively and are recorded as "other liabilities" (current and long-term). At December 31, 1993, probable insurance recoveries of $72 million were classified and recorded as "other assets." Probable insurance recoveries of $72 million at December 31, 1992 have been reclassified to conform with current year financial statement presentation. Insurance carriers have denied coverage in most cases and the company has initiated legal action in New Jersey and Pennsylvania. In estimating probable insurance recovery amounts, the company has considered various factors, including the terms of the insurance policies which are applicable to each site, policy limits, the law which is likely to be applied in the jurisdiction, and the facts as currently understood by the company. Based upon all of these factors and the opinions of counsel, the company has concluded that the recorded amount of insurance coverage is probable of recovery.

In addition to accrued environmental liabilities, the company has loss contingencies related to environmental matters estimated to be approximately $180 million at December 31, 1993. Losses relating to these matters, although not probable of occurrence, are reasonably possible. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the actual method of remediation, technological developments and changes in environmental laws. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

(b) Other

The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the ultimate outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

In the ordinary course of business, the company has entered into certain purchase commitments, has guaranteed certain loans (with recourse to the issuer), and has made certain financial guarantees, primarily for the benefit of its non-U.S. and unconsolidated subsidiaries and affiliates. It is believed that these commitments and any liabilities which may result from these guarantees will not have a material adverse effect upon the consolidated financial position of the company.

Additions to land, buildings and equipment are scheduled at approximately $400 million for 1994. At December 31, 1993, construction commitments totaled approximately $20 million.

REPORT ON FINANCIAL STATEMENTS

The financial statements of Rohm and Haas Company and subsidiaries were prepared by the company in accordance with generally accepted accounting principles. The financial statements necessarily include some amounts that are based on the best estimates and judgments of the company. The financial information in this annual report is consistent with that in the financial statements.

The company maintains accounting systems and internal accounting controls designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with the company's authorization and transactions are properly recorded. The accounting systems and internal accounting controls are supported by written policies and procedures, by the selection and training of qualified personnel and by an internal audit program. In addition, the company's code of business conduct requires employees to discharge their responsibilities in conformity with the law and with a high standard of business conduct.

The company's financial statements have been audited by KPMG Peat Marwick, independent certified public accountants, as stated in their report below. Their audit was conducted in accordance with generally accepted auditing standards and included a review of internal accounting controls to the extent considered necessary to determine the audit procedures required to support their opinion.

The audit committee of the board of directors, composed entirely of non-employee directors, recommends to the board of directors the selection of the company's independent auditors, approves their fees and considers the scope of their audits, audit results, the adequacy of the company's internal accounting control systems and compliance with the company's code of business conduct.



[J. LAWRENCE WILSON]                      [FRED W. SHAFFER]
J. LAWRENCE WILSON                        FRED W. SHAFFER
Chairman of the Board                     Vice President and
and Chief Executive Officer               Chief Financial Officer

- ------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders      KPMG PEAT MARWICK
                                             1600 Market Street
Rohm and Haas Company:                       Philadelphia, Pennsylvania  19103

We have audited the accompanying consolidated balance sheets of Rohm and Haas Company and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rohm and Haas Company and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 5 and 16 to the consolidated financial statements, the company adopted the provisions of Financial Accounting Standards Board Statement No. 112, "Accounting for Postemployment Benefits" in 1993, and the provisions of Financial Accounting Standards Board Statements No. 106, "Accounting for Postretirement Benefits Other Than Pensions" and No. 109, "Accounting for Income Taxes," in 1992.


[KPMG Peat Marwick]
February 21, 1994

Rohm and Haas Company and Subsidiaries
ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Millions of dollars, except
per share amounts)              1993     1992     1991     1990     1989     1988     1987     1986     1985     1984     1983
- ---------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                   $  3,269  $ 3,063  $ 2,763  $ 2,824  $ 2,661  $ 2,535  $ 2,203  $ 2,067  $ 2,051  $ 2,042  $ 1,876
Cost of goods sold             2,174    2,014    1,861    1,894    1,820    1,646    1,430    1,346    1,400    1,365    1,276
                            -----------------------------------------------------------------------------------------------------
Gross profit                   1,095    1,049      902      930      841      889      773      721      651      677      600
Selling and administrative
  expense                        590      549      470      454      401      381      335      320      300      285      255
Research and development
  expense                        205      199      183      178      175      156      142      133      124      109      100
Interest expense                  41       53       48       37       39       32       31       36       51       44       37
Other income (expense), net      (65)      13       39       52       25       26       38      (13)      51       47       38
                            -----------------------------------------------------------------------------------------------------
Earnings before income taxes     194      261      240      313      251      346      303      219      227      286      246
Income taxes                      68       87       77      106       75      116      108       81       86      114      108
                            -----------------------------------------------------------------------------------------------------
EARNINGS BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING
  CHANGES                    $   126  $   174  $   163  $   207  $   176  $   230  $   195  $   138  $   141  $   172  $   138
CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES             (19)    (179)      --       --       --       --       --       --       --       --       --
NET EARNINGS (LOSS)          $   107  $    (5) $   163  $   207  $   176  $   230  $   195  $   138  $   141  $   172  $   138
- ---------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)
  APPLICABLE TO COMMON
  SHAREHOLDERS               $    99  $   (11) $   157  $   207  $   176  $   230  $   195  $   138  $   141  $   172  $   138
- ---------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER COMMON
  SHARE BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING
  CHANGES                    $  1.74  $  2.53  $  2.45  $  3.10  $  2.65  $  3.46  $  2.85  $  2.01  $  2.01  $  2.24  $  1.78
- ---------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER
  COMMON SHARE               $  1.36  $  1.28  $  1.24  $  1.22  $  1.16  $  1.02  $   .86  $   .78  $   .70  $   .60  $   .50
- ---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION--YEAR END
- ---------------------------------------------------------------------------------------------------------------------------------
  Working capital+           $   499  $   533  $   606  $   424  $   434  $   485  $   486  $   507  $   480  $   427  $   533
  Gross fixed assets           3,696    3,470    3,015    2,770    2,396    2,062    1,754    1,627    1,503    1,446    1,344
  Total assets+                3,524    3,517    2,897    2,702    2,455    2,242    1,954    1,842    1,734    1,633    1,511
  Long-term debt                 690      699      718      598      359      288      258      278      245      172      228
  Stockholders' equity         1,441    1,428    1,235    1,137    1,311    1,207    1,053    1,002      936      965      904
FINANCIAL RATIOS
- ---------------------------------------------------------------------------------------------------------------------------------
  As a percent of sales
    Gross profit                33.5%    34.2%    32.6%    32.9%    31.6%    35.1%    35.1%    34.9%    31.7%    33.2%    32.0%
    Selling, administrative
      and research expense      24.3     24.4     23.6     22.4     21.6     21.2     21.7     21.9     20.7     19.3     18.9
    Earnings before cumulative
      effect of accounting
      changes                    3.9      5.7      5.9      7.3      6.6      9.1      8.9      6.7      6.9      8.4      7.3
  Debt-to-equity ratio at
    year end*                   48.2%    50.1%    50.0%    48.0%    40.5%    37.6%    34.7%    38.7%    44.3%    31.8%    30.6%
  Return on common
    stockholders' equity*#       8.1%    11.4%    11.2%    15.2%    14.0%    20.4%    19.0%    14.3%    14.9%    18.4%    16.1%
  Ten-year compound growth rate
    Sales                        5.7%     5.3%     3.9%     5.1%     5.3%     7.3%     7.0%     7.4%     8.7%     8.9%    11.2%
    Earnings per common share
      before cumulative effect
      of accounting changes     (0.9)     8.6      7.4      9.9      7.1     17.0     19.0     13.4     17.5      8.7      8.8
    Cash dividends per share    10.5     10.5     11.2     13.0     14.9     16.1     15.1     14.0     12.6     12.0     11.6
GENERAL
- ---------------------------------------------------------------------------------------------------------------------------------
  FOR THE YEAR
    Volume of shipments,
      millions of units        4,214    3,750    3,267    3,336    3,259    3,143    2,808    2,619    2,735    2,695    2,594
    Additions to land,
      buildings and
      equipment              $   382  $   283  $   265  $   412  $   385  $   338  $   222  $   179  $   159  $   134  $    72
    Depreciation                 226      203      183      159      150      128      112      103      101       93       93
    Cash dividends                97       88       80       79       77       67       59       54       49       46       39
    Wages and salaries       $   616  $   589  $   540  $   520  $   481  $   457  $   420  $   390  $   367  $   350  $   316
    Common stock price
      High                   $    62  $59-5/8  $48-1/2  $    37  $37-1/2  $37-1/2  $53-1/4  $38-3/4  $26-1/2  $    23  $    27
      Low                     47-1/4   42-3/4   32-3/4   24-1/4       31       28       24   23-7/8   18-1/2       16   12-1/2
      Year-end close          59-1/2   53-1/2   43-1/2   34-7/8   34-3/4   34-3/8   31-5/8   34-7/8   25-1/2   21-1/4   20-1/4
    Average number of
      shares outstanding
      in thousands            67,619   66,396   64,103   66,218   66,593   66,561   68,578   68,963   70,416   76,806   77,472
  AT YEAR END
    Number of registered
      common stockholders      5,120    5,653    5,796    6,088    5,816    5,695    5,864    5,540    5,492    5,681    5,444
    Number of employees       12,985   13,619   12,872   12,920   13,040   12,444   12,021   11,972   11,840   11,911   11,379
- ---------------------------------------------------------------------------------------------------------------------------------

*Excluding ESOP adjustment and including common stock that was to be purchased in 1995
#Earnings excluding cumulative effect of accounting changes
+1992 restated to conform with current year classification
See accompanying notes on page 56.
See 1993, 1992 and 1991 results in Management Discussion and Analysis on pages 22 to 31.


54                                                                          55

NOTES

A. Earnings in 1993 included charges of 47 cents per common share for remediation of property near the Lipari landfill, 24 cents per common share for cancelling construction of a plastics manufacturing facility in England and 27 cents per common share for the writedown of the imidized plastics production line in Kentucky. Results also include a gain of 16 cents per common share for the sale of Supelco, Inc.

B. Effective January 1, 1993 the company adopted a new accounting standard for disability benefits. The cumulative effect of the change as of the adoption date was a charge of 28 cents per common share. The impact on the current-year operations was an after-tax charge of 1 cent per common share.

C. Results in 1992 included a 56 cents-per-common-share charge for the estimated costs of downsizing a manufacturing site in Philadelphia.

D. Effective January 1, 1992, the company adopted new accounting standards for postretirement benefits and income taxes. The cumulative effect of these accounting changes as of the adoption date was a charge of $2.69 per common share. The impact on current-year operations was an after-tax charge of 11 cents per common share.

E. Earnings in 1991 included a gain of 36 cents per share on the sales of land and securities and a 50 cents-per-share charge for additional accruals for waste disposal site cleanup costs.

F. Unusual transactions in 1990 boosted net income by 6 cents per share and included net favorable litigation settlements and gains from the sale and writeoff of assets, offset by increased accruals for waste disposal site cleanup costs and charges for a voluntary early retirement incentive.

G. Earnings in 1989 included unusual items which reduced earnings by $2 million, or 3 cents per share, and included the discontinuance of a business, the planned shutdown of a production facility and a gain on the sale of a 25% interest in a plastics additives manufacturing operation.

H. In 1989, the company changed its method of depreciation for newly acquired buildings and equipment to the straight-line method. This change, which had no cumulative effect on prior years' earnings, resulted in an increase in net earnings of $9 million, or 14 cents per share in 1989.

DIRECTORS:

ID: GRAPHIC (PHOTOGRAPH)

GEORGE B. BEITZEL
Retired Senior Vice President
and Director, International
Business Machines Corporation
Audit
Finance (Chairman)
Nominating
Strategic Planning

ID: GRAPHIC (PHOTOGRAPH)

DANIEL B. BURKE
Director and Retired Chief
Executive Officer and President,
Capital Cities/ABC, Inc.
Corporate Responsibility
Executive Compensation
  (Chairman)
Nominating
Strategic Planning

ID: GRAPHIC (PHOTOGRAPH)

EARL G. GRAVES
Chairman and Chief Executive
Officer, Earl G. Graves, Ltd.;
Chairman and Chief Executive
Officer of Pepsi-Cola of
Washington, D.C.;
Publisher and Editor of Black
Enterprise Magazine
Corporate Responsibility
Executive Compensation
Nominating
Strategic Planning
  (Chairman)

ID: GRAPHIC (PHOTOGRAPH)

JAMES A. HENDERSON
President, Chief Operating
Officer and Director,
Cummins Engine Company, Inc.
Audit
Finance
Nominating
Strategic Planning

ID: GRAPHIC (PHOTOGRAPH)

JOHN H. MCARTHUR
Dean, Harvard Business School
Audit (Chairman)
Finance
Nominating
Strategic Planning

ID: GRAPHIC (PHOTOGRAPH)

PAUL F. MILLER, JR.
Partner in Miller Associates,
and Limited Partner in Miller,
Anderson & Sherrerd,
investment managers
Audit
Executive
Finance
Nominating (Chairman)
Strategic Planning

ID: GRAPHIC (PHOTOGRAPH)

SANDRA O. MOOSE
Senior Vice President and
Director, The Boston Consulting
Group, Inc.
Corporate Responsibility (Chairman)
Executive
Executive Compensation
Nominating
Strategic Planning

ID: GRAPHIC (PHOTOGRAPH)

JOHN P. MULRONEY
President and Chief Operating
Officer, Rohm and Haas Company
Corporate Responsibility
Executive
Strategic Planning

ID: GRAPHIC (PHOTOGRAPH)

ROBERT E. NAYLOR, JR.
Group Vice President and
Regional Director for North
America, Rohm and Haas Company
Finance
Strategic Planning

ID: GRAPHIC (PHOTOGRAPH)

GILBERT S. OMENN
Dean, School of Public Health
and Community Medicine,
University of Washington, Seattle
Audit
Finance
Nominating
Strategic Planning

ID: GRAPHIC (PHOTOGRAPH)

RONALDO H. SCHMITZ
Member of the Board of
Managing Directors of
Deutsche Bank AG
Audit
Finance
Nominating
Strategic Planning

ID: GRAPHIC (PHOTOGRAPH)

ALAN SCHRIESHEIM
Chief Executive Officer and
Director, Argonne National
Laboratory
Corporate Responsibility
Executive Compensation
Nominating
Strategic Planning

AND OFFICERS:

ID: GRAPHIC (PHOTOGRAPH)

MARNA C. WHITTINGTON
Partner, Miller, Anderson &
Sherrerd
Audit
Executive
Finance
Nominating
Strategic Planning

ID: GRAPHIC (PHOTOGRAPH)

J. LAWRENCE WILSON
Chairman of the Board and
Chief Executive Officer,
Rohm and Haas Company
Executive (Chairman)
Strategic Planning

ID: GRAPHIC (PHOTOGRAPH)

John T. Subak served as Group
Vice President and General
Counsel of Rohm and Haas until
his retirement at the end of the
year.  He was a director from
1976 to 1993.

MANAGEMENT
COMMITTEE

J. LAWRENCE WILSON
Chairman of the Board
and Chief Executive Officer

JOHN P. MULRONEY
President and Chief
Operating Officer

MARK X. FECK
Assistant to the Chairman

J. MICHAEL FITZPATRICK
Vice President

DONALD C. GARAVENTI
Vice President

RAJIV L. GUPTA
Vice President

ENRIQUE F. MARTINEZ
Vice President

ROBERT E. NAYLOR, JR.
Group Vice President

RICHARD G. PETERSON
Vice President

FRANK R. ROBERTSON
Vice President

FRED W. SHAFFER
Vice President and
Chief Financial Officer

JOHN F. TALUCCI
Vice President

CHARLES M. TATUM
Vice President

BASIL A. VASSILIOU
Vice President

ROBERT P. VOGEL
Vice President and
General Counsel


OTHER OFFICERS

PAUL J. BADUINI
Vice President

ALBERT H. CAESAR
Vice President

NANCE K. DICCIANI
Vice President

ROBERT M. DOWNING
Vice President

DAVID T. ESPENSHADE
Vice President

HOWARD C. LEVY
Vice President

PHILIP G. LEWIS
Vice President

WILLIAM H. STAAS
Vice President

GAIL P. GRANOFF
Secretary

ANGUS F. SMITH
Treasurer

DAVID A. STITELY
Chief Information Officer

WILLIAM C. ANDREWS
Assistant Controller

STANLEY J. HARMER
Assistant Secretary

WILLIAM E. LAMBERT III
Assistant Secretary

THEODORE J. SUESS III
Assistant Treasurer

COMPANY ...

CORPORATE
HEADQUARTERS

ROHM AND HAAS COMPANY
100 Independence Mall West
Philadelphia, Pennsylvania
19106-2399
(215) 592-3000
(Delaware Corporation)

UNITED STATES
SUBSIDIARIES

ATOHAAS MEXICO INC.
Wilmington, Delaware
(51% owned)

ATOHAAS
NORTH AMERICA INC.
Philadelphia, Pennsylvania
(51% owned)

PLASKON ELECTRONIC
MATERIALS, INC.
Philadelphia, Pennsylvania

POLYTRIBO, INC.
Bristol, Pennsylvania
(60% owned)

ROHM AND HAAS
BAYPORT INC.
Bayport, Texas

ROHM AND HAAS
CALIFORNIA INCORPORATED
Hayward, California

ROHM AND HAAS
CAPITAL CORPORATION
Wilmington, Delaware

ROHM AND HAAS
CREDIT CORPORATION
Wilmington, Delaware

ROHM AND HAAS
DELAWARE VALLEY INC.
Bristol, Pennsylvania

ROHM AND HAAS
EQUITY CORPORATION
Wilmington, Delaware

ROHM AND HAAS
FINANCE COMPANY
Wilmington, Delaware

ROHM AND HAAS FOREIGN
SALES CORPORATION
St. Thomas, U.S. Virgin Islands

ROHM AND HAAS ILLINOIS INC.
Illiopolis, Illinois

ROHM AND HAAS
KENTUCKY INCORPORATED
Louisville, Kentucky

ROHM AND HAAS
LATIN AMERICA, INC.
Wilmington, Delaware

ROHM AND HAAS
PERFORMANCE PLASTICS INC.
Wilmington, Delaware

ROHM AND HAAS
SOUTHERN CALIFORNIA INC.
Carson, California

ROHM AND HAAS
TENNESSEE INCORPORATED
Knoxville, Tennessee

ROHM AND HAAS
TEXAS INCORPORATED
Houston, Texas

XAMAK INC.
Wilmington, Delaware
(51% owned)


SUBSIDIARIES OUTSIDE
THE UNITED STATES

ATOHAAS CANADA INC.
West Hill, Canada
(51% owned)

BEIJING EASTERN ROHM AND
HAAS COMPANY, LIMITED
Beijing, China
(60% owned)

JAPAN ACRYLIC
CHEMICAL COMPANY. LTD.
Tokyo, Japan

MAQUILADORA GENERAL DE
MATAMOROS, S.A. DE C.V.
Matamoros, Mexico
(51% owned)

PLASKON ELECTRONIC
MATERIALS, LTD.
Hamilton, Bermuda

ROHM AND HAAS
AUSTRALIA PTY. LTD.
Melbourne, Australia

ROHM AND HAAS
(BERMUDA), LTD.
Hamilton, Bermuda

ROHM AND HAAS BRASIL LTDA.
Sao Paulo, Brazil

ROHM AND HAAS CANADA INC.
West Hill, Canada

ROHM AND HAAS
COLOMBIA S.A.
Bogota, Colombia

ROHM AND HAAS
DEUTSCHLAND GMBH
Frankfurt, Germany

ROHM AND HAAS ESPANA S.A.
Barcelona, Spain

ROHM AND HAAS
FAR EAST LTD.
Central, Hong Kong

ROHM AND HAAS
FRANCE S.A.
Paris, France

ROHM AND HAAS
HOLDINGS LTD.
Hamilton, Bermuda

ROHM AND HAAS
ITALIA S.R.L.
Milan, Italy

ROHM AND HAAS JAPAN K.K.
Tokyo, Japan

ROHM AND HAAS
MEXICO S.A. DE C.V.
Mexico City, Mexico

ROHM AND HAAS
NEW ZEALAND LIMITED
Auckland, New Zealand

ROHM AND HAAS
NORDISKA AB
Stockholm, Sweden

ROHM AND HAAS
PHILIPPINES, INC.
Manila, Philippines

ROHM AND HAAS SCOTLAND
Grangemouth, Scotland
(75% owned)

ROHM AND HAAS
SINGAPORE (PTE.) LTD.
Singapore, Singapore

ROHM AND HAAS
TAIWAN INC.
Taipei, Taiwan

ROHM AND HAAS (UK)
LIMITED
Croydon, England

SHIPLEY EUROPE, LIMITED
Coventry, England

SHIPLEY FAR EAST LIMITED
Tokyo, Japan

TOKYO ORGANIC CHEMICAL
INDUSTRIES, LTD.
Tokyo, Japan

YUGOCRYL
Ljubljana, Slovenia
(51% owned)

... LOCATIONS

AFFILIATES

ATOHAAS B.V.
Haarlem, The Netherlands
(50% owned)

ATOHAAS EUROPE S.C.A.
Paris, France
(49% owned)

ATOHAAS HOLDING C.V.
Haarlem, The Netherlands
(50% owned)

ATOHAAS PACIFIC B.V.
Haarlem, The Netherlands
(50% owned)

ATOHAAS TECHNOLOGIES B.V.
Haarlem, The Netherlands
(50% owned)

KUREHA CHEMICALS
SINGAPORE LTD.
Singapore, Singapore
(25% owned)

NORSOHAAS, S.A.
Villers-Saint-Paul, France
(50% owned)

TOSOHAAS
Montgomeryville, Pennsylvania
(50% owned)


MANUFACTURING
LOCATIONS

AUSTRALIA: Geelong
BRAZIL: Jacarei
CANADA: Morrisburg;
   West Hill
CHINA: Beijing
COLOMBIA: Barranquilla
ENGLAND: Coventry; Jarrow
FRANCE: Bernouville; Chauny;
   Lauterbourg; Saint Avold; Villers-Saint-Paul (2)
GERMANY: Lunen
ITALY: Mozzanica; Rho
JAPAN: Nagoya;
   Sasagami; Soma
MEXICO: Apizaco; Matamoros
NEW ZEALAND: Auckland
PHILIPPINES: Las Pinas
SCOTLAND: Grangemouth
SINGAPORE: Singapore
SLOVENIA: Ljubljana
SPAIN: Tudela
SWEDEN: Landskrona
TAIWAN: Chiayi
THE NETHERLANDS:
   Leeuwarden

UNITED STATES:

California -- Carson; Hayward;
   LaMirada
Connecticut -- Kensington
Illinois -- Chicago Heights;
   Illiopolis; Kankakee
Kentucky -- Louisville
Massachusetts -- Marlboro
North Carolina -- Charlotte (2)
Pennsylvania -- Bristol;
   Philadelphia
Tennessee -- Knoxville
Texas -- Bayport; Houston

RESEARCH LABORATORIES

CORPORATE RESEARCH
HEADQUARTERS

Spring House, Pennsylvania
Bristol, Pennsylvania

OTHER RESEARCH
FACILITIES

Campinas, Brazil
Charlotte, North Carolina
Chauny, France
Geelong, Australia
Houston, Texas
Marlboro, Massachusetts
Newtown, Pennsylvania
Philadelphia, Pennsylvania
Sasagami, Japan
Singapore, Singapore
Tokyo, Japan
Valbonne, France
Waller County, Texas
Washimiya, Japan

SALES OFFICES

IN MAJOR CITIES OF
THE WORLD

The company owns a number
of other domestic and foreign
subsidiaries which are involved
primarily in sales activities.
These subsidiaries, either singly
or in the aggregate, are not
significant.  These accounts are
not included in the consolidated
financial statements.

1994 ANNUAL MEETING

The 1994 Annual Meeting of Stockholders will be held at WHYY Studios, Independence Mall West, 150 N. Sixth Street, Philadelphia, Pennsylvania, at 10:30 a.m. on Monday, May 2nd. Formal notice of the meeting, the proxy statement and form of proxy will be mailed on March 28, 1994.

FORM 10-K REPORT
A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K will be provided upon request to the Public Relations Department, Rohm and Haas Company, 100 Independence Mall West, Philadelphia, Pennsylvania, 19106-2399, (215) 592-3045.

STOCK EXCHANGE LISTING
Rohm and Haas Company stock trades on the New York Stock Exchange under the ROH symbol.

STOCK TRANSFER AGENT AND REGISTRAR
Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, North Carolina 27102
1-800-633-4236

INDEPENDENT AUDITORS
KPMG Peat Marwick
1600 Market Street
Philadelphia, Pennsylvania 19103
(215) 299-3100

TRADEMARKS
Acumer, Dithane, Elastene, Indar, Kamax, Kerb, Lubritan, Mimic,
Oropon, Paraloid, Plexiglas, Primene, Sea-Nine, Stam and Systhane are trademarks of Rohm and Haas Company.

Responsible Care is a trademark of the Chemical Manufacturers Association.


[LOGO] RESPONSIBLE CARE(R)
       A PUBLIC COMMITMENT

Rohm and Haas is a Responsible Care(R) Company.

[LOGO] Printed on recycled paper

ROHM
AND             [LOGO]
HAAS
Philadelphia, PA 19106

                  APPENDIX TO ANNUAL REPORT TO STOCKHOLDERS

               (Pursuant to Part 232.304(a) of Regulation S-T)


GRAPHIC     DESCRIPTION/CROSS REFERENCE
- -------     ---------------------------

Cover       A montage of individual employee photographs

Page 1      Stacked bar chart
               Sales by Business Group
               -----------------------
               Agricultural Chemicals        $    409 million
               Plastics                           579 million
               Performance Chemicals              762 million
               Polymers, Resins and Monomers    1,519 million

               Sales by Customer Location
               --------------------------
               Latin America            $    222 million
               Pacific                       458 million
               Europe                        744 million
               North America               1,845 million

Page 2      Individual photographs of:
               J. Lawrence Wilson, Chairman
               John P. Mulroney, President

Page 4      Bar Charts for Rohm and Haas Company of:
               Volume
               ------
               1989           3,259 million units
               1990           3,336 million units
               1991           3,267 million units
               1992           3,750 million units
               1993           4,214 million units

               Sales
               -----
               1989           $2,661 million
               1990           $2,824 million
               1991           $2,763 million
               1992           $3,063 million
               1993           $3,269 million

               Earnings, before cumulative effect of accounting change
               --------
               1989           $176 million
               1990           $207 million
               1991           $163 million
               1992           $174 million
               1993           $126 million

Page 5      Photograph of Dr. F. Otto Haas

Page 6      Individual photographs of:
               Tom Shannon, Polymers and Resins Latin
                    America, Spring House
               Ricky Hunter, Agricultural Chemicals, Spring House
               Yoshie Wakabayashi, Biocides, Washimiya

Page 7      Photograph of Dan Foo, Biocides, Singapore

Page 8      Photograph of Barry Tiernan, Biocides, Jarrow

Page 9      Individual photographs of:
               Pattie Crye, Petroleum Chemicals, Houston
               Antonis Papadourakis, Engineering, Bristol
               Robin Cole, Environmental, Bristol
               Rafael Aviles, Formulation Chemicals, Spring House

            Group photo of:
               Benoit Bender, Plastics Additives, Lauterbourg
               Albert Mastio, Agricultural Chemicals, Lauterbourg

Page 10     Individual photographs of:
               Toni Davis, Human Resources, Philadelphia
               Dan Hoyt, Production, Philadelphia

            Group photograph of:
               Sue Coghlan, Pat Carpitella, Suzanne Baldino, and
               Linda Karcher, Plastics Additives Customer
                    Service, Philadelphia

Page 11     Individual photographs of:
               Angelo Venegoni, Polymers and Resins, Milan
               Marisa Guerin, Human Resources, Philadelphia
               Tom Tillet, Agricultural Chemicals, Paris

Page 12     Photograph of Heinz Neumann, Polymers and Resins,
                    Philadelphia

Page 12     Bar Charts for Polymers, Resins and Monomers
               Business Group
               Volume
               ------
               1989           2,128 million units
               1990           2,211 million units
               1991           2,283 million units
               1992           2,674 million units
               1993           3,050 million units

               Sales
               -----
               1989           $1,182 million
               1990           $1,249 million
               1991           $1,290 million
               1992           $1,425 million
               1993           $1,519 million

               Earnings, before cumulative effect of accounting change
               --------
               1989           $112 million
               1990           $119 million
               1991           $116 million
               1992           $124 million
               1993           $120 million

Page 13     Individual photographs of:
               Nicola Lombardo, Polymers and Resins, Milan
               Chong Hui Choo, Polymers and Resins, Singapore

Page 14     Group photograph of:
               Joaquin Amezaga and Mario Llamas, AtoHaas,
                    Matamoros

               Bar charts for Plastics Business Group
               Volume
               ------
               1989           486 million units
               1990           505 million units
               1991           495 million units
               1992           533 million units
               1993           580 million units

               Sales
               -----
               1989           $512 million
               1990           $561 million
               1991           $546 million
               1992           $573 million
               1993           $579 million

               Earnings, before cumulative effect of accounting change
               --------
               1989           $53 million
               1990           $37 million
               1991           $ 8 million
               1992           $38 million
               1993           $(2) million

Page 15     Individual photographs of:
               Mike Bonaroti, Plastics Additives, Philadelphia
               Kelly Harrison, AtoHaas, Chicago

Page 16     Individual photographs of:
               Tom MacPhee, Plaskon, Philadelphia
               Debbie Plantz, Specialty Purifications, Spring House

               Bar charts for the Performance Chemicals
                    Business Group
               Volume
               ------
               1989           445 millions of units
               1990           438 millions of units
               1991           324 millions of units
               1992           377 millions of units
               1993           399 millions of units

               Sales
               -----
               1989           $600 million
               1990           $651 million
               1991           $566 million
               1992           $682 million
               1993           $762 million

               Earnings before cumulative effect of accounting change
               --------
               1989           $11 million
               1990           $55 million
               1991           $43 million
               1992           $19 million
               1993           $29 million

Page 17     Group photograph of:
               Jimmy Chen, Ion Exchange, and Marie Tang,
                    Financial, Taiwan

            Individual photographs of:
               Andrew Cameron, Biocides, Jarrow
               Pierre Weinstoerffer, Agricultural Chemicals, Lauterbourg

Page 18     Individual photographs of:
               Jan Ollinger, Agricultural Chemicals, Philadelphia
               Ross McGibbon, Agricultural Chemicals, Latin
                    American Region, Coral Gables

               Bar charts for the Agricultural Chemicals Business Group
               Volume
               ------
               1989           200 millions of units
               1990           182 millions of units
               1991           165 millions of units
               1992           166 millions of units
               1993           185 millions of units

               Sales
               -----
               1989           $367 million
               1990           $363 million
               1991           $361 million
               1992           $383 million
               1993           $409 million

               Earnings, before cumulative effect of accounting change
               --------
               1989           $13 million
               1990           $22 million
               1991           $33 million
               1992           $25 million
               1993           $39 million

Page 19     Photograph of Patrick Webb, Environmental, Bristol

Page 20     Photograph of Mike McLaughlin, Legal, Philadelphia

Page 25     Line Chart of Gross Profit, Selling, Administrative and
              Research Expense (SAR) and Operating Earnings as a
              percent of sales:
              Year Gross Profit SAR    Operating Earnings
              ---- ------------ ---    ------------------
              1983    32.0%     18.9%        7.5%
              1984    33.2      19.4         8.1
              1985    31.7      20.7         6.7
              1986    34.9      21.9         7.5
              1987    35.1      21.7         9.3
              1988    35.1      21.2         9.6
              1989    31.6      21.6         7.1
              1990    32.9      22.4         8.3
              1991    32.6      23.6         7.1
              1992    34.2      24.4         6.8
              1993    33.5      24.3         4.7

Page 26     Line Chart of Sales and Volume Indices
            1983 = 100
              Year Sales Dollars Physical Volume
              ---- ------------- ---------------
              1983     100           100
              1984     109           104
              1985     109           105
              1986     110           101
              1987     117           108
              1988     135           121
              1989     142           126
              1990     151           129
              1991     147           126
              1992     163           145
              1993     174           162

            Line Chart of Raw Material Cost Index
            1983 = 100
              Year    Index       Percentage Change
              ----    -----       -----------------
              1983     100              (9)%
              1984     100               0
              1985      95              (5)
              1986      88              (8)
              1987      93               5
              1988     105              13
              1989     108               3
              1990     109               0
              1991     109               0
              1992      99              (9)
              1993      96              (3)

Page 27       Line Chart of Selling Price Index

              1983 = 100
              Year   Index       Percentage Change
              ----   -----       -----------------
              1983     100            0%
              1984      99           (1)
              1985      97           (2)
              1986      99            3
              1987     103            3
              1988     108            5
              1989     109            1
              1990     113            3
              1991     115            2
              1992     114           (1)
              1993     109           (4)

            Line Chart of Return on Investment
              Year Stockholders' Equity     Net Assets
              ---- --------------------     ----------
              1983         16.1%              10.5%
              1984         18.4               12.2
              1985         14.9               10.0
              1986         14.3                8.7
              1987         19.0               11.0
              1988         20.4               11.2
              1989         14.0                8.3
              1990         15.2                8.6
              1991         11.2                6.8
              1992         11.4                6.1
              1993          8.1                4.3

Page 28     Stacked Bar Chart of Cash Flow
              Provided by operations
              ----------------------
              1989        $309 million
              1990         336 million
              1991         357 million
              1992         401 million
              1993         358 million

              Treasury Stock Purchases, ESOP
              ------------------------------
              1989          $0 million
              1990         213 million
              1991           1 million
              1992           1 million
              1993           0 million

              Capital Additions & Acquisitions Net of Divestitures
              ----------------------------------------------------
              1989         $380 million
              1990          280 million
              1991          208 million
              1992          447 million
              1993          290 million

              Dividends
              ---------
              1989         $77 million
              1990          79 million
              1991          80 million
              1992          88 million
              1993          97 million

Page 29     Line Chart of Environmental Expenses and Capital Spending
              Operating and Maintaining Environmental Facilities
              --------------------------------------------------
              1987         $54 million
              1988          66 million
              1989          77 million
              1990          82 million
              1991          92 million
              1992         108 million
              1993         105 million

              Capital Spending for New Environmental Protection Equipment
              -----------------------------------------------------------
              1987         $17 million
              1988         34 million
              1989         50 million
              1990         54 million
              1991          48 million
              1992         55 million
              1993         55 million

              Waste Site Remediation Accruals
              -------------------------------
              1987         $12 million
              1988           5 million
              1989          12 million
              1990          46 million
              1991          49 million
              1992          23 million
              1993          57 million

            Line Chart of Earnings and Common Dividends
            Dollars per Share
              Year Earnings   Common Dividends
              ---- --------   ----------------
              1983   $1.78          $ .50
              1984    2.24            .60
              1985    2.01            .70
              1986    2.01            .78
              1987    2.85            .86
              1988    3.46           1.02
              1989    2.65           1.16
              1990    3.10           1.22
              1991    2.45           1.24
              1992    2.53           1.28
              1993    1.74           1.36

Page 30     Photograph of Karla Elrod, Monomers, Philadelphia

Page 31     Line Chart of Capital Additions and Depreciation
              Year Additions      Depreciation
              ---- ---------      ------------
              1983 $  72 million    $ 93 million
              1984   134 million      93 million
              1985   159 million     101 million
              1986   179 million     103 million
              1987   222 million     112 million
              1988   338 million     128 million
              1989   385 million     150 million
              1990   412 million     159 million
              1991   265 million     183 million
              1992   283 million     203 million
              1993   382 million     226 million

            Line Chart of Assets as a Percent of Sales
              Year Fixed Assets Inventories Receivables
              ---- ------------ ----------- -----------
              1983      27.6%     15.6%       13.5%
              1984      27.2      17.4        13.3
              1985      28.3      16.5        15.3
              1986      31.3      14.9        15.4
              1987      33.2      14.0        16.1
              1988      36.9      13.4        15.5
              1989      43.1      13.0        15.8
              1990      49.2      13.7        16.2
              1991      53.2      12.4        17.1
              1992      57.7      14.3        17.9
              1993      57.2      12.1        18.5

Page 32     Photograph of Sandy Sica, Accounting, Philadelphia

            High-Low Chart of Quarterly Stock Prices in Dollars

                    1st Quarter    2nd Quarter 3rd Quarter 4th Quarter
              1991
              ----
              High     46 3/8         45 3/8      48 1/2     45 5/8
              Low      32 3/4         35 3/4      41 1/2     35
              Close    45 5/8         43          45 5/8     43 1/2

              1992
              ----
              High     52 1/2         58 7/8      59 5/8     57 5/8
              Low      42 3/4         46 1/2      51 3/8     50 1/2
              Close    49 5/8         55 1/4      54 3/4     53 1/2

              1993
              ----
              High     61 1/4         62          55 1/2     59 1/2
              Low      52 5/8         52 7/8      49 1/2     47 1/4
              Close    53 5/8         53 5/8      50 3/8     59 1/2

Page 41     Photograph of Mark Pajer, External Financial Reporting,
                    Philadelphia

Page 44     Photograph of Luiz Gustavo Araujo, Financial, Sao Paulo

Page 47     Photograph of Geoff Wilson, Financial, Croydon

Page 57     Individual photographs of the Board of Directors:
               George B. Beitzel
               Daniel B. Burke
               Earl G. Graves
               James A. Henderson
               John H. McArthur
               Paul F. Miller, Jr.
               Sandra O. Moose
               John P. Mulroney
               Robert E. Naylor, Jr.
               Gilbert S. Omenn
               Ronaldo H. Schmitz
               Alan Schriesheim

Page 58     Individual photographs of the Board of Directors:
               Marna C. Whittington
               J. Lawrence Wilson

            Photograph of former director John T. Subak