Form 10-K, Exhibit 13
ROHM & HAAS CO
filed 1995-03-27
CIK 84792

                     ROHM AND HAAS COMPANY ANNUAL REPORT

                      IMPROVEMENT FROM ALL PERSPECTIVES




                     ID: GRAPHIC (ASSORTED PHOTOGRAPHS)



                                   1 9 9 4

ROHM AND HAAS COMPANY

Rohm and Haas makes specialty chemicals that are used by industry to make or enhance everyday consumer goods. Approximately 12,000 people work in research facilities, manufacturing sites and sales offices in countries throughout the world.

    Expertise in polymer design and small-molecule chemistry, along with an unwavering commitment to customer service, have made Rohm and Haas what it is today -- a premier supplier of specialty chemicals with sales of $3.5 billion.


                              ID: GRAPHIC

THE PEOPLE OF
ROHM AND HAAS

Throughout the pages of this report you will find photos of Rohm and Haas people working to improve the company from many perspectives -- including customer satisfaction, productivity and safety. They represent just a few of the people who make Rohm and Haas a leader in the chemical industry:

Christer Andersson, Ray Baker, Reid Banyay,
Cristobal Benavides, Carol Bloomfield, Beth Bloss,
Margaret Bowdery, Rob Buchler, Bob Cassidy, Luis
Cervera, Mike Cholod, Carl Coker, Pat Colau, Robert
Cowie, Braulio Cuentas, Blaine Davis, Dennis Dean,
Cheryl Deckert, Ernie Diebold, Jair Escalante,
Augusto Escorcia, Lonnie Ferris, Ron Fischer, Gary
Fischette, Michael Foster, Jeff Garry, Steve Gaskey,
Jonnie Gove, Pete Grant, John Graves, Kim Hall, Amy
Jordan, Takahiro Kawabe, Takuo Kawai, Paul Keating,
Dick Keough, Jim Kempner, Frank Lipiecki, Mike
Legenza, Chuck Mateer, Stephen Martin, Rafael
Niebles, Kenny Office, Adal Ortiz, Taka Otsuka, Cindy
Passamonti, Ruben Pulliam, Brenda Rangel,
Laudelino Rodriguez, Ralph Ruocco, Annie Ryan,
Doug Seewer, Dick Shipley, Richard Small, Jon
Spivey, Eiji Tsuchida, Jorge Vega, and Karl Weidner.


CONTENTS:

Financial Highlights .......................................  1
Letter to Stockholders .....................................  2
Rohm and Haas at a Glance ..................................  6
Business Discussions
  Polymers, Resins and Monomers ............................  8
  Plastics ................................................. 11
  Performance Chemicals .................................... 14
  Agricultural Chemicals ................................... 17
Corporate Responsibility ................................... 19
Financial Review and Index ................................. 21
Shareholder Information .................................... 57
Directors and Management ................................... 58
Locations .................................................. 60

FINANCIAL HIGHLIGHTS

Millions of dollars (except per-share amounts)                1994       1993
-----------------------------------------------------------------------------
FOR THE YEAR:
Net sales                                                   $3,534     $3,269
Earnings before cumulative effect
  of accounting change                                         264        126
Net earnings applicable to
  common shareholders                                          257         99
Net cash provided by operating activities                      524        358
Cash dividends                                                 102         97
Capital additions                                              339        382
Depreciation                                                   231        226
-----------------------------------------------------------------------------
AT YEAR END:
Total assets                                                $3,861     $3,524
Total debt                                                     786        773
Stockholders' equity                                         1,620      1,441
-----------------------------------------------------------------------------
RATIOS:
Total debt-to-equity *                                          44%        48%
Return on net assets +                                           8          4
Return on common stockholders' equity * +                       16          8
-----------------------------------------------------------------------------
PER COMMON SHARE:
Earnings before cumulative effect of
  accounting change                                          $3.79      $1.74
Net earnings                                                  3.79       1.46
Common dividends                                              1.44       1.36
Stockholders' equity                                         23.93      21.31
-----------------------------------------------------------------------------

* Stockholders' equity is before reduction for the ESOP transaction
+ Earnings are before cumulative effect of an accounting change in 1993




                           ID: GRAPHIC (PIE CHART)

                TO THE SHAREHOLDERS OF ROHM AND HAAS COMPANY


                          ID: GRAPHIC (PHOTOGRAPH)

DEAR SHAREHOLDER:

In last year's letter we said Rohm and Haas would make a comeback from a frustrating performance in 1993 -- and, with the help of 12,000 people around the world -- we did.

    We made progress in 1994 on every important measure:

SALES: Sales were up in every region and business, topping the $3.5 billion mark and exceeding 1993 by 8 percent.

VOLUME: We also sold more product, with unit volume up 8 percent in the past twelve months. As of the end of 1994, we were making 40 percent more product than when the decade began.

EARNINGS: Net earnings per common share rebounded from $1.74 in 1993 to $3.79 in 1994, an increase of 118 percent.

SAFETY: Worker injuries and illnesses were reduced by more than 30 percent.

CUSTOMER SATISFACTION: Nearly every business earned a special quality recognition award from at least one key customer in 1994, and most won multiple awards. All nine businesses put mechanisms in place to identify and serve the needs of customers who are most important to us. These efforts included everything from ongoing customer service audits to undertaking promotional campaigns in support of customers' product lines.

PRODUCTIVITY: Selling and administrative costs remained flat. Plant manufacturing expenses went down -- even as the amount of product we made went up.

SHAREHOLDER RETURN: Return on common stockholders' equity (ROE) moved up 8 percentage points during the year, ending at 16 percent.

ID: PHOTO CAPTION

LEFT:  JOHN P. MULRONEY,
       PRESIDENT
RIGHT: J. LAWRENCE WILSON,
       CHAIRMAN


    In addition, we invented new products and acquired others; built and expanded plants to keep products in supply, and increased efficiency by consolidating or closing manufacturing and sales operations.

WE'VE COME A LONG
WAY...BUT STILL HAVE
FAR TO GO

You can expect more of Rohm and Haas because we expect more of ourselves.

    Rohm and Haas has been in business since 1909. Throughout most of that time, we have been regarded as a successful, innovative specialty chemical company -- one renowned for its ability to use chemical technology to serve industry in thousands of different ways.

    For the past several years, we have been displeased with the pace of progress. Our performance has been respectable, but respectability is not good enough. Expectations of shareholders, customers, employees and the public become higher with each passing year.

    Our expectations of ourselves are high as well. Said simply, Rohm and Haas strives to:

o Assure we are world class in all of our businesses -- world class in terms of customer service, technology, manufacturing, geographic reach and overall costs;

o Hold the first or second place in every market in which we compete;

o Be in the forefront of employee safety, environmental security and community acceptance;

o Expand geographically in high-growth markets, such as the Pacific
Rim;

o Exploit our prowess in differentiating products in high-growth markets, such as water-borne coatings;

o Capture more of our customers' business by ensuring we are their preferred supplier;

o Provide an excellent and consistent return to shareholders every year, maintain a strong balance sheet and pay out about one-third of our earnings in dividends.

    Every business and staff group is committed to finding faster ways of inventing, making, selling and delivering products to our customers and to reducing costs.

    We have established higher financial targets for sales and earnings growth and for a return on stockholders' equity that will rank us among industry leaders.

    Rohm and Haas will improve its safety performance until no one is hurt while working for this company. We have rededicated ourselves to Total Quality Leadership as the overarching philosophy that guides us to better quality, customer service and productivity.

TAKING ACTION,
MAKING PROGRESS

We are not seeking to make temporary changes for short-term gains at the expense of permanent improvements. By re-analyzing the way we work, and by focusing on reducing costs, lasting productivity improvements can be achieved.

    Here are a few of the examples of improvements. More can be found throughout this report.

o We are building a single, integrated computer network that accepts orders, assigns inventory, forecasts future requirements, schedules plant production, replenishes stocks and keeps track of costs. This system allows a person sitting in our French office to take a phone call from a U.K. customer and -- while the customer is still on the phone -- arrange for product to be shipped from a plant or warehouse anywhere in Europe or North America. This one transaction triggers hundreds of others throughout the supply chain and accounting system. We began to see cost savings from this system in 1994, and expect even greater savings over the next few years -- perhaps as much as $75 million per year by the end of the decade.

o We closed offices in North America and Europe during the year and reduced or consolidated others, including our regional headquarters in Europe. Most of our sales personnel now work from their homes.

o People throughout the Research Division re-evaluated their work and eliminated unnecessary spending. While this led to savings of $10 million in research and development costs in 1994, the true payout will occur in coming years as this rededicated and refocused work group unleashes a full pipeline of new products that have been tested against market expectations at each stage of their development.


                           ID: GRAPHIC (BAR CHART)

o Our Engineering Division is streamlining construction processes in order to build new plants faster and with dramatically lower costs. A new biocides plant in Bayport, Texas, is the first plant to benefit from this initiative and will be in operation early in 1996.

o Manufacturing operations were streamlined and consolidated, particularly Polymers and Resins operations in North America. The downsizing of the Philadelphia plant continued.

    Productivity improvements are intended to reduce costs, not to achieve some predetermined reduction in head count. Nevertheless, it is clear that a streamlined company needs a smaller workforce. During 1994, nearly 800 people left the company, most through voluntary separations.

CUSTOMERS,
CUSTOMERS,
CUSTOMERS

The redesign of work processes to lower costs took place right along with the most important job at Rohm and Haas -- satisfying customers and reaping the benefits of increased business.

    The Polymers and Resins business, which was responsible for 41 percent of total company sales in 1994, saw across-the-board growth. P&R's water-based emulsion technology continued to displace solvent-based paints and coatings and found increasing acceptance around the world in traffic paints, stucco-like wall mastics, bridge coatings and adhesives.

    The acrylic acid plants in Houston, Texas, ran flat out to supply other Rohm and Haas businesses with raw material and to meet growing demand for use in superabsorbent polymers. We expect supply to remain tight through the first half of 1995 as we await the third-quarter commencement of a 220-million pound acrylic acid expansion, a one-third increase in capacity.

    Our Plastics Additives business rebounded along with the construction market, and made great strides in improving the efficiency and networking of its operations worldwide.

    AtoHaas North America increased profitability as the U.S. automotive market improved.

    Biocides received U.S. registration for Sea-Nine, a biocide used primarily in marine applications. We expect to see strong sales growth for this product in 1995.

    Petroleum Chemicals weathered the loss of a large segment of its U.S. product volume, yet maintained earnings through increased sales of specialty polymethacrylate petroleum products and Primene amines used in refinery processes, fuels and dyes.

    Ion Exchange Resins rationalized its product line aggressively and adopted a two-tiered marketing strategy that allows it to be the low-cost producer of resins for water treatment, yet still offer tailored products for specialty applications.

    Shipley Company saw dramatic benefits from its cycle time initiative and the introduction of state-of-the-art deep ultraviolet photoresist technology.

    Agricultural Chemicals expanded its portfolio of products, helped by the mid-year acquisition of Monsanto's pyridine business and the development of new generations of insecticides.

A RISING TIDE LIFTS
ALL BOATS

Overall, external factors trended in our favor -- as they did for everyone in the chemical industry.

    Sales of our specialty chemicals are affected by the regional economies of Europe, North America and the Pacific. External economic conditions in all three regions improved significantly in 1994. Industrial recovery in the United States and Europe, along with increasing demand in Asia, fueled volume growth. The double-digit sales and earnings gains for the Pacific Region validated our commitment to the region. The strengthening of the yen and European currencies enhanced the bottom line.

    Raw material costs began rising during the second half of 1994, and skyrocketed 17 percent in the fourth quarter. Increases in propylene, methanol, acetone, ammonia and styrene costs were the primary components of the increase.

    Average selling prices declined 1 percent in 1994, but the price increases we put in place in the last half of the year will overcome the effect of higher raw material costs in 1995. The higher production volumes, smooth plant operations and reduction in manufacturing costs mentioned earlier helped push up gross profit margin by two percentage points in 1994, despite increased feedstock costs.

    Our competitors sailed in the same waters we did. Rohm and Haas's 16 percent return on equity in 1994, compared against those of our competition, reveals that we have improved our position in the industry by a notch or two, but our relative improvement was measured, not dramatic.

WE KNOW WE CAN DO
WHAT IS NECESSARY

We are not discouraged.  In fact, we are more optimistic than ever.
Rohm and Haas has excellent technology. Our expertise in creating novel acrylic polymers, for example, is unmatched. We have good market positions around the world. We are especially well-positioned to take advantage of growth in the Pacific Rim with an integrated network of plants, sales offices and research sites devoted specifically to the needs of that region.

    Most important, we improved a lot during the past year.

    We were able to change quickly in 1994: product portfolios were strengthened; costs were reduced; business processes were redesigned; we learned to listen and respond faster to customers. Because of this experience, we now are confident that we can keep on changing -- faster and better than ever before.

    And that's what must be done. To be a leader in the chemical industry, to win at this game, we must change faster than our competition and have a leaner cost structure. Rohm and Haas must offer better customer service than anyone else in the business -- in every market in which we compete, on every day of the year.

    The people who work for Rohm and Haas understand this and are committed to taking the company to an overall leadership position. As Winston Churchill wrote, "It's no use saying, 'We are doing our best.' You have to succeed in doing what is necessary."

LOOKING AHEAD

    What will be necessary in 1995 is more of the same. We will generate profit growth and generate discretionary cash through a combination of unit volume increases and an aggressive attack on operating costs. We are hopeful that raw material costs will not continue to increase at the late 1994 rate, but level off at a new plateau until additional capacity comes on stream. However, we will pursue price increases whenever necessary to cover raw material cost increases. It's likely that the economies in North America and Europe will continue to do well. We expect to make continued inroads into the Pacific Rim with investments in new plants and sales offices. With this outlook for 1995, Rohm and Haas should continue to grow unit volume, revenues and earnings.

    In summary, 1995 will be a time of excitement at Rohm and Haas. We are confident in our abilities to adapt to fast-paced change and to turn our speed into competitive advantage.



/s/ J. Lawrence Wilson
    J. Lawrence Wilson
    Chairman




/s/ John P. Mulroney
    John P. Mulroney
    President


March 24, 1995

ROHM AND HAAS AT A GLANCE

                                                          BUSINESS UNITS
                                                          1994 SALES*
                                                          (IN MILLIONS)
------------------------------------------------------------------------------

POLYMERS,                                       POLYMERS AND RESINS
RESINS AND                                      FORMULATION CHEMICALS
MONOMERS                                        $1,444 MILLION
                     ID: GRAPHIC
                                                MONOMERS
                                                $210 MILLION

------------------------------------------------------------------------------

PLASTICS                                        PLASTICS ADDITIVES
                                                $363 MILLION
                     ID: GRAPHIC

                                                ATOHAAS
                                                $272 MILLION

------------------------------------------------------------------------------

PERFORMANCE                                     ELECTRONIC CHEMICALS
CHEMICALS                                       $297 MILLION
                     ID: GRAPHIC

                                                ION EXCHANGE RESINS
                                                $204 MILLION

                                                PETROLEUM CHEMICALS
                                                $162 MILLION


                                                BIOCIDES
                                                $140 MILLION

------------------------------------------------------------------------------

AGRICULTURAL                                    AGRICULTURAL CHEMICALS
CHEMICALS                                       $439 MILLION
                     ID: GRAPHIC



------------------------------------------------------------------------------

                        KEY MARKETS
------------------------------------------------------------------------------

POLYMERS,               Professional and do-it-yourself home improvement,
RESINS AND              construction, factory-applied finishes, road and
MONOMERS                bridge maintenance, papermaking, water-treatment,
                        detergent, textile, packaging, leather goods and apparel.

                        Primary source of starting materials for Rohm and Haas products. Monomers also are sold to customers for use in superabsorbent diapers, detergents and other consumer products.

------------------------------------------------------------------------------

PLASTICS Construction materials, automotive parts, packaging, home appliances, business machines and consumer electronics.

                        Automotive parts, construction products, transportation, sign, lighting and appliance markets.

------------------------------------------------------------------------------

PERFORMANCE             Computer components and circuitry, telecommunications
CHEMICALS               equipment, automotive products, medical equipment and
                        mainframe computers.

                        Water treatment, electronics, pharmaceuticals, biotechnology and food processing.

                        Automotive industry, industrial equipment,aviation, pharmaceuticals and oil refining.

                        Industrial water treatment, paper making, cosmetics, household cleaning products, swimming pools and spas.

------------------------------------------------------------------------------

AGRICULTURAL            High-value specialty agricultural crops,including
CHEMICALS               fruits, vegetables, nuts, vines and flowers.


------------------------------------------------------------------------------


                        PRODUCTS

------------------------------------------------------------------------------

POLYMERS,               Acrylic and vinyl acetate emulsion polymers, resins
RESINS AND              and additives for use in house paints,adhesives,
MONOMERS                bridge and maintenance coatings, caulks, floor
                        polishes, inks, road-marking paints, paper coatings, leather finishes, building products, patching cement, textiles, nonwovens and wood finishes.

                        Water-soluble polymers for water treatment, detergent/cleaner and mineral processing applications.

                        Acrylic acid and its derivatives, Methyl methacrylate and its derivatives, Specialty monomers.

------------------------------------------------------------------------------

PLASTICS Impact modifiers and processing aids for vinyl siding, window profiles, pipe, film, bottles and engineering plastics.

                        Acrylic sheet and resins for glazing, display cases, automotive parts, lighting fixtures, signs and medical devices.

------------------------------------------------------------------------------

PERFORMANCE             Specialty chemicals used to fabricate integrated
CHEMICALS               circuits and printed wiring boards.  Ultra-high purity
                        photoresists for imaging applications. Processes for plating on plastic and on metal parts.

                        Ion exchange resins used to change the characteristics of water and other fluids.

                        Polymethacrylate-based products usedin
                        high-performance lubricants. Amine-based intermediates and salt-forming organic bases.

                        A full range of isothiazolone and bromine-based biocides used to control algae, fungi and bacteria growth.

------------------------------------------------------------------------------

AGRICULTURAL            A complete portfolio of herbicides, fungicides and
CHEMICALS               insecticides for specialty crops around the world.



------------------------------------------------------------------------------

                        KEY COMPETITORS

------------------------------------------------------------------------------

POLYMERS,               BASF, Hoechst, Union Carbide, Unilever/National Starch
RESINS AND
MONOMERS                BASF, ICI, Elf Atochem, Hoechst, Cyro



------------------------------------------------------------------------------

PLASTICS                Kaneka, Mitsubishi Rayon, Dow, Elf Atochem, Huls


                        ICI, Cyro, Rohm, Mitsubishi Rayon

------------------------------------------------------------------------------

PERFORMANCE             TOK, JSR, Hoechst, Atotech, MacDermid
CHEMICALS
                        Dow, Bayer, Purolite, Mitsubishi Kasei

                        Shell, Lubrizol, Sanyo, Exxon

                        Dow, Union Carbide, Zeneca, Great Lakes

------------------------------------------------------------------------------

AGRICULTURAL            Elf Atochem, DuPont, Monsanto, Shell, Zeneca, FMC
CHEMICALS



------------------------------------------------------------------------------

*Does not include sales related to some startup activities and new ventures, which totaled $3 million in 1994.

                        POLYMERS, RESINS AND MONOMERS

Polymers, Resins and Monomers (PRM) grew faster than the general economy again in 1994, propelled by continued demand for environmentally friendly, water-based products and growth in emerging markets.

    Revenues and unit volume each increased 9 percent over 1993.
Earnings jumped to $167 million, a 39 percent increase from the year before.

    Polymers and Resins improved its safety record in 1994, with on-the-job injuries dropping to 2.8 for every 200,000 hours worked. Formulation Chemicals recorded zero job-related injuries and illnesses in 1994, as did 5 of the 29 Polymers and Resins manufacturing plants around the world. The Monomers business recorded an injury rate of 4.1, a significant improvement from 1993. All PRM units will be working throughout 1995 to achieve further safety improvements.

    Monomers' plants ran extremely well in 1994 and provided a steady supply of the acrylate and methacrylate monomers needed to fuel the growth of two-thirds of the company's product portfolio. A critical 220-million pound expansion of the acrylic acid monomer plant in Houston, Texas, will begin operating in the third quarter of 1995. Until then, supply for acrylic acid will remain tight.

    The Monomers business saw continued growth in sales of glacial acrylic acid to customers who use it for applications which require superabsorbency. These monomers find their way into disposable diapers, feminine hygiene and adult incontinence products, as well as other applications.

    One way to determine customer satisfaction is to measure the sales growth of a business. In those terms, Polymers and Resins did quite well. Sales increased in every product segment -- architectural and industrial coatings, adhesives, construction products, specialty industrial polymers and leather.

    Ropaque polymer remained one of the company's best-selling products. This innovative opacifier was introduced more than 10 years ago as a paint additive. And, while Ropaque sales as a paint additive continue to increase, Ropaque today also is in great demand by the paper industry for use in coatings that improve the gloss, opacity and print fidelity of magazines, brochures and other high-quality publications.

    In 1994, sales of vinyl acetate products for paper and paperboard applications did particularly well in North America.

    Ongoing demand for consumer paints which offer easy cleanup and emit fewer volatile organic compounds (VOCs) to the air meant continued good sales for Rhoplex paint emulsions. The company recently began offering new lines of acrylic and vinyl acetate emulsions which permit paint manufacturers to formulate essentially odor free, extremely low VOC products.

    Industrial coatings customers find water-borne technology valuable in a variety of applications, including traffic paints and maintenance coatings. Rohm and Haas saw a dramatic increase in the volume of emulsions sold in the United States, Europe and Australia. Demand grew at double-digit rates for acrylic maintenance coatings, which protect storage tanks, bridges and sea-going shipping containers. Growth for traffic paints uses also was dramatic.

    Adhesive products for pressure-sensitive labels and tapes sold very well in 1994, particularly in Europe. Clear labels take advantage of the unique clarity of acrylics and are used where attractive packaging is a marketing advantage, such as shampoo and deodorant containers. Acrylic-based pressure-sensitive adhesives also are used in polypropylene packaging tapes, and, increasingly, in food-packaging.

    Construction products reported good sales growth in 1994 as the new construction, home refurbishing and do-it-yourself markets rebounded around the world. Energy efficient wall systems that incorporate acrylic polymers continued to gain acceptance in North America. Sales of Primal NT metal-free polymers were the basis for significant growth of environmentally friendly floor polishes in Europe. Sales were also good for a clear water-based gymnasium floor sealant that is an alternative to solvent-based urethane coatings.

    Lubritan WP, a product used to make leather washable or waterproof, recorded good sales in Brazil, one of the world's largest leather markets. Lubritan has proved to be especially useful in waterproofing leather for casual shoes, a fast-growing style in the United States and Europe. Lubritan SP, a product used to make car upholstery, was introduced early in 1995.

    Customer satisfaction sometimes can be improved in novel ways. Rohm and Haas set up the Paint Quality Institute years ago to promote the concept to consumers that high-quality acrylic paints are a better buy because they are durable, easy to handle and often require only one coat to get the job done. In 1994, the Institute took the next step -- providing training programs for paint customers' employees and, in some cases, for people who sell the paint at the retail level.

    Formulation Chemicals sells products used in laundry detergents around the world. These Acusol water-soluble polymers help keep dirt from reattaching itself to clothes before being washed away with the rinse water. Sales growth slowed for the first time in 1994, due primarily to detergent reformulations in Europe and cost pressures on North American detergent makers.

    Early in 1995, the company announced it would begin offering market development quantities of polyaspartic acid, a fully biodegradable polymer for use in detergents.

    Other Formulation Chemicals products, including water-treatment polymers that provide scale control in industrial processes and rheology modifiers for use in personal care products, did well.

(continued on page 10)

                           ID: PHOTO CAPTION


BELOW: The Landskrona, Sweden, plant was the first to demonstrate that ultrafiltration could be used to recover solids from wastewater. This cost-saving technology is being implemented at other plants around the world.

                        ID: GRAPHIC (PHOTOGRAPH)


                           ID: PHOTO CAPTION


THESE PAGES: Continuous improvement efforts at the Hayward, California, plant led to higher plant productivity in 1994. It also led to better on-time delivery rates, lower air emissions, and closer links with community schools.

                       ID: GRAPHIC (PHOTOGRAPH)

    Productivity improvement was a major PRM initiative in 1994 and took many different forms, including:

o The consolidation/closure of a number of sales offices and order centers. Many sales people now work from home.

o Adjustments in emulsion production, with a net overall increase in emulsion capacity. These entail the closure of two plants in the United States and the expansion of emulsion capacity at sites in California, Illinois, France, Italy and the Philippines. Early in 1995, the company announced that a 200-million pound emulsion facility will be built in Texas to handle the needs of high-volume customers located in the Southwest United States.

o The decision to sell the styrene-butadiene emulsion business, including a plant in North Carolina, in order to focus better on the acrylic and vinyl acetate emulsions businesses.


                       ID: GRAPHIC (BAR CHART)


    Nineteen ninety-five should be another good year for PRM, though it may be difficult to repeat the level of volume increases the business has experienced during the past few years. However, continued growth in world economies and continued demand for water-based products, combined with productivity improvements throughout the business, should help PRM do well. The business remains committed to improvement in safety, productivity and customer satisfaction.

                          ID: GRAPHIC (PHOTOGRAPH)

                              ID: PHOTO CAPTION

ABOVE: Teams of volunteers from a variety of backgrounds and functions at the Croydon, U.K. office worked throughout 1994 to improve communication among employees.

                          ID: GRAPHIC (PHOTOGRAPH)

                              ID: PHOTO CAPTION

INSET: People working at the Jacryl manufacturing operation in Japan realized a notable accomplishment in 1994 -- zero injuries for the year. Emergency response training is just one aspect of their overall safety effort.

                       ID: GRAPHIC (PHOTOGRAPH)

                           ID: PHOTO CAPTION

THIS PAGE: The Plastics Additives team in Louisville, Kentucky, turned a limited monetary investment into increased capacity and lower cost per pound by getting rid of slow spots in the production process.




In 1994, Plastics followed through on its commitment to restore profitability. The business reported earnings of $58 million, an improvement of $26 million over 1993 earnings, excluding after-tax charges of $34 million taken in 1993 for asset writedowns. Volume and sales were up 10 percent.

PLASTICS ADDITIVES

Plastics Additives had a very positive year. Demand was up for all product lines. Manufacturing facilities operated at high capacity with no major interruptions. While competitive pressures suppressed selling prices, increases were implemented late in the year which partially offset rising raw material costs. Although business results were good, safety performance was disappointing. Initiatives are in place to eliminate workplace injuries in 1995.

    Plastics Additives' customers use Paraloid impact modifiers and processing aids to impart toughness, weatherability and improve processing of base plastics and engineering plastics for a variety of consumer and industrial applications.

                       ID: GRAPHIC (PHOTOGRAPH)

                           ID: PHOTO CAPTION

ABOVE: This cross-functional AtoHaas team meets monthly to provide quick, quality solutions for customers of Plexiglas and Oroglas molding resins around the world.

    Paraloid acrylic impact modifiers and processing aids reported healthy sales and volume gains in the building and construction markets. In North America and Europe, demand was strong for Paraloid in building applications, such as vinyl siding and windows. New bulk delivery systems and returnable bulk packaging which eliminate waste were introduced.

    Sales of methyl methacrylate butadiene styrene (MBS) modifiers also were strong. MBS modifiers are used primarily in polyvinyl chloride
(PVC) packaging applications and for PVC film and sheet.

    Recovery in the automotive industry helped sales of engineering resin additives (ERAs), which are used in automotive bumpers and other specialty applications.

    Demand is expected to grow for all Plastics Additives products. Capacity expansions are underway at all four additives plants worldwide. In 1995, capacity at the Louisville, Kentucky plant will be increased by 60 million pounds. Early in 1995, the Plastics Additives business announced it would expand manufacturing capacity for its joint venture with Kureha Chemicals in Singapore in order to serve a growing market in Asia.

ATOHAAS

AtoHaas offers a broad line of acrylic sheet, polycarbonate sheet and pelletized polymethylmethacrylate resins that meet the performance and processing needs of customers in the automotive, transportation, construction, sign and lighting markets. AtoHaas is a joint venture between Elf Atochem and Rohm and Haas Company.

    The market for acrylic plastics improved with the economy and led to a year of solid sales and profit growth for AtoHaas in North America. Smooth running manufacturing operations helped improve productivity. Greater usage of Plexiglas acrylic melt-calendared products caused the company to decide to discontinue cell-cast sheet production at Morrisburg, Canada at year end. Cell-cast sheet throughout North America is now supplied by manufacturing operations in Matamoros, Mexico.

    Acrylic sheet had a strong year highlighted by increased sales of Implex acrylic sheet used in the sign and fabrication industries. Two new high-performance sheet products for the sign industry, Plexiglas Q and Implex Plus, were introduced late in the year. Tuffak polycarbonate sheet also had good growth.

    Plexiglas and Oroglas acrylic molding resins achieved good volume growth, fueled by a thriving automotive industry in North America and the start of economic recovery in Europe and Japan. The resins are used in the manufacture of a variety of automobile lenses and commercial lighting applications.

                           ID: GRAPHIC (BAR CHART)

    AtoHaas's European business showed good improvement, though its performance is still below expectations. A new, world-class resin plant, located in Italy, will be in operation by mid-1996.

    The Plastics business group anticipates further improvement in sales and earnings. Both businesses expect to gain increased efficiencies in 1995 from efforts put forth this past year. The goal to be a reliable, consistent and quality supplier is unwavering.

                           ID: PHOTO CAPTION

BELOW: The Engineering Division is using "business process reengineering" to achieve radical new goals for building new plants for less money in dramatically less time. At one critical stage, the existing process is "mapped" using symbols so that inefficiencies can be identified and eliminated.

                       ID: GRAPHIC (PHOTOGRAPH)

                         PERFORMANCE CHEMICALS


ELECTRONIC CHEMICALS

Shipley Company had a strong year. Sales were up dramatically. Earnings more than doubled. Continued growth in the semiconductor industry, improved economic conditions, new industry alliances and productivity gains accounted for Shipley's robust performance.

    Shipley's Microposit photoresists are used to help make integrated circuits for the microelectronics industry. In 1994, customers for new, advanced photoresists in both the United States and Europe increased their use of this technology. Photoresists help transfer complex circuit patterns onto silicon wafers on their way to becoming computer chips. Ultra-high purity product is essential for work which is measured in submicrons (a micron is a measure of length equal to one-millionth of a meter).

    In March 1994, Shipley announced an alliance with IBM to sell a new generation of deep ultraviolet photoresist systems under the Shipley label. This technology enables powerful integrated circuits to be made with features smaller than .35 microns.

                       ID: GRAPHIC (PHOTOGRAPH)

    Shipley's chemical processes for making printed wiring boards reported increased sales in 1994 as economies in North America and Europe improved and additional business was captured with key customers. Shipley continues to reap the rewards of a time-management philosophy adopted to improve the quality, cost and speed of its business processes. The steps needed to design and develop or to make and market a product are mapped out with the goal of reducing the time it takes to complete them. This cycle time management has been applied to both the printed wiring board and microelectronic chemicals lines and has improved cycle time by 30 to 45 percent. Productivity improvements have been measured in both time and money.

    Plaskon Electronic Materials, Inc., makes plastic encapsulating compounds for the semiconductor industry. Sales in the first half of 1994 were hurt by customer inventory adjustments, but had nearly recovered by the end of the fourth quarter.

ION EXCHANGE RESINS

Nineteen ninety-four was another difficult year for the Ion Exchange Resins business. Sales and volume increased, but the business continued to report a loss due to fierce competitive pricing, manufacturing variances and inventory writeoffs. The business's overall safety record improved, and one plant -- the Soma, Japan, manufacturing facility -- operated all year without a single injury.

    Ion Exchange is transforming itself into a high-volume, leaner, more efficient business with the goal of becoming the lowest-cost producer in the industry. Again in 1994, steps were taken to reduce costs. The number of product offerings was reduced and manufacturing operations adopted continuous flow management techniques to improve scheduling and reduce cycle time. In addition, the business increased its capacity for making uniform particle size resins and has modified its distribution channels in certain markets in order to improve service.

    Sales of resins that remove nitrates from potable water continued to do well, especially in Europe where home water purification units are common. Sales of large-scale Amberpack resin systems also improved. These are significantly more efficient than standard water-treatment systems and require less than 50 percent of the normal regeneration chemicals. Ion Exchange also introduced the latest generation of high-efficiency catalysts used to manufacture gasoline additives.

    TosoHaas sales increased as a result of favorable factors in the pharmaceutical and biotechnology markets. TosoHaas is a joint venture between Rohm and Haas and Tosoh Corporation that supplies bioseparation products.

PETROLEUM CHEMICALS

Nineteen ninety-four was a year of change for the Petroleum
Chemicals business. Volume dropped early in the year with the loss of a major, long-time crankcase additives customer. The business then accelerated plans to place a greater emphasis on sales of higher-margin specialty products, including Acryloid pour-point depressants and Primene amines.

    Primene amines continue to find increasing use in inks, dyes, pigments, refinery process and oil field chemicals, plastics additives, fuel and lubricant additives. Core products based on polymethacrylate technology -- the backbone of the Petroleum Chemicals business -- also found increasing value in uses beyond the oil industry.

    This specialty business emphasis resulted in a signficant earnings increase on essentially flat sales. Financial performance also was helped by restructuring efforts and increased manufacturing efficiencies.

    Petroleum Chemicals made significant strides in customer service in 1994. By the end of the year, the business met customer-requested delivery dates more than 95 percent of the time. The quality processes of the Morrisburg, Canada, plant were confirmed when that site earned ISO-9002 certification early in 1994.

    Petroleum Chemicals bettered its overall safety record in 1994, with the Morrisburg and Nagoya, Japan manufacturing operations reporting excellent safety records for the year. Efforts are underway to ensure further improvement in 1995.

BIOCIDES

Biocides reported a good year -- double-digit volume growth, increased sales and earnings.

    A milestone was reached in April when Sea-Nine 211 biocide earned U.S. EPA registration as a marine antifoulant.

                       ID: GRAPHIC (PHOTOGRAPH)

                           ID: PHOTO CAPTION


LEFT: In 1994 Rohm and Haas began to pursue marketing opportunities for Petroleum Chemicals aggressively outside Japan. In the past year, sales efforts were initiated for Primene and Plexol (also known as Acryloid) in Korea, Taiwan, China and Singapore.

INSET: Customer service means getting product to customers on time.
In 1994, only two of the 8,000 shipments made from the plant in Nagoya, Japan, were delayed.

                       ID: GRAPHIC (PHOTOGRAPH)

                           ID: PHOTO CAPTION

LEFT: Time means everything in the electronics business. Shipley people have used time-management based improvement techniques to shorten both production and research and development cycles by as much as 60 percent. Today Shipley gets product to customers quickly, and saves both time and money.

                       ID: GRAPHIC (BAR CHART)


The financial benefit of this registration will be felt beginning in 1995 when marine paints containing Sea-Nine are offered for sale in the United States.

    The U.S. registration completes the effort to make Sea-Nine a global product, with significant sales in Japan, Southeast Asia and Europe.

    Business was strong across all segments of the Biocides business. Sales of Kathon biocides for water treatment and industrial applications and sales of Kathon CG for use in cosmetics and toiletries did well. During the year, quality and regulatory problems that hindered sales of bromine-based biocides were resolved and resulted in a recovery of business.

    A new, 15 million-pound-per-year manufacturing facility is under construction in Bayport, Texas. When completed early in 1996, the Bayport plant will make isothiazolone biocides for both industrial and marine paint applications.

AGRICULTURAL
CHEMICALS


                          ID: PHOTO CAPTIONS


BELOW: Eighty thousand acres of Mississippi cotton were saved from devastation during the summer when an emergency use permit was given for Confirm, a reduced-risk pesticide awaiting U.S. registration. Sales representatives spearheaded the company's effort to educate cotton growers and dealers, and the entire crop was treated in 10 days.

INSET: Three years ago, the Barranquilla, Colombia, plant enlisted employees in a campaign to improve safety performance. Today, Barranquilla has the lowest injury rate in Latin America -- and has earned the company's highest safety award two years in a row.



                       ID: GRAPHIC (PHOTOGRAPH)



    Agricultural Chemicals, which accounted for more than 12 percent of Rohm and Haas's revenues, reported continued improvement in 1994. Sales grew 7 percent to $439 million. However, a $4 million after-tax charge for the writedown of an underutilized research facility kept earnings essentially flat at $40 million. Absent this charge, earnings increased 13 percent.

    Earnings were further affected by adverse weather conditions and increased competitive pressures in Europe, and by a decrease in Dithane fungicide sales for bananas in the Latin American region.

    Dithane fungicide, Agricultural Chemicals' mainstay product, reported flat sales in 1994, due primarily to an extremely dry summer in Europe, increased competition and continuing regulatory pressures in that region.
Drought conditions in Korea and Japan tempered Dithane sales in the Pacific. Sales of Dithane for use on bananas were down in Latin America as farmers relied more on alternative chemistries. However, Dithane did well in Central and South America on potato crops.

    Dithane sales increased in North America due to an outbreak of disease in potatoes, tomatoes and other crops. In particular, farmers relied on Dithane to control a strain of the same potato blight that caused the Irish potato famine in the 19th century.

    A consent decree entered in 1995 requires the EPA to enforce provisions of the Delaney clause which prohibit the use of any potential cancer-inducing product in processed foods. This strict interpretation of the Delaney clause could curtail the use of Dithane for certain applications in coming years, even though the EPA completed a favorable review of Dithane fungicide in 1991.

    Systhane fungicide sales were down in North America, due to lower occurrence of powdery mildew in California grape crops and increased competitive pressures.

    Goal herbicide, used in orchards, in reforestation in Brazil, and on vegetable crops, showed significant growth in all parts of the world. Heavy rainfall on the U.S. West Coast created a strong demand for Goal. In Latin America, growth was driven by the launching of the product for use in sugar cane, as well as the recapturing of markets for rice in Central America and the Caribbean.

    Sales of Stam herbicide were up considerably in North America. However, serious price erosion during the year squeezed margins. Kerb herbicide sales posted a significant gain in Europe. Kerb provides broad-spectrum weed control in

                       ID: GRAPHIC (BAR CHART)

lettuce, oil seed rape, turf, ornamentals, treefruit, grapes and artichokes.

    The business continues to make significant inroads in improving productivity and increasing customer satisfaction. Design work was completed on consolidation of Goal facilities at the Philadelphia, Pennsylvania, plant, while the installation of a new reactor in Barranquilla, Colombia, increased capacity and improved quality for Dithane production.

    In June, Rohm and Haas acquired Dimension and Visor herbicides and related assets from Monsanto. Dimension is used to control crabgrass and other problem weeds on golf courses, on lawns and in other landscaping applications. Visor herbicide currently is registered in Spain and South Africa for use in trees, vines, forestry and sugar cane.

    Excitement continues to build over a new insecticide, Mimic (known as Confirm in the United States). Mimic is used to control caterpillars on apple and vine crops, forestry and in other applications by "mimicking" a hormone found in caterpillar larvae. The U.S. EPA has classified Mimic as a "reduced-risk pesticide" because it does not harm beneficial insects and because of its low toxicity to mammals. In 1994, Mimic was granted an emergency use exemption to treat cotton infested with beet army worms in Mississippi and Alabama.

    Nineteen ninety-four was an important year in the worldwide introduction of Mimic. During the year, Mimic was granted registrations in Japan, Korea, Thailand, Malaysia, Sri Lanka, Switzerland and Chile. The product is following a first-of-its-kind, expedited joint review process for registration in the United States and Canada. Registration is expected in those countries in 1995.

    In 1994 Rohm and Haas entered into a joint research agreement with Shenyang Research Institute in China to discover and develop new pesticides for China and the global market.

    With the Monsanto acquisition, the introduction of second-generation Mimic/Confirm products, as well as other technologies in the pipeline, and by zeroing in on the untapped market potential for its complete arsenal of products, Agricultural Chemicals looks forward to profitable growth in the future.

                       ID: GRAPHIC (PHOTOGRAPH)

                          ID: PHOTO CAPTIONS

INSET: An Eastern painted turtle.

LEFT: Rohm and Haas took extra care to see that turtles living near a landfill remediation site were rescued and cared for by a professional herpetologist. The turtles will be returned to Lake Alcyon when the project is completed in 1995.


                       CORPORATE RESPONSIBILITY

Rohm and Haas has long believed it must conduct business in a manner respectful of workers, neighbors and the environment. In 1994, this commitment led to significant improvements in several areas. There were dramatic reductions in workplace injuries, reduced emissions at operating facilities, progress in remediating past disposal sites, an innovative effort toward ecological preservation, and public recognition for achievements in workforce diversity and safety education and performance.

WORKPLACE SAFETY

In 1991, the company's occupational injury and illness rate (OII) stood at 5.3 per 200,000 hours worked, a level much higher than the chemical industry average.

    Since that time, the company has stepped up training programs to ensure that employees understand their site's safety requirements and have the proper personal protective equipment needed to do their jobs safely. Periodic audits ensure that all locations are in compliance with government requirements and the company's "Corporate Safety Principles."

    The results have been dramatic. Rohm and Haas achieved a 30 percent reduction from its 1993 OII rate of 3.7, ending 1994 at 2.5, an injury rate now below the U.S. chemical industry average of 2.8. In 1994, the Board of Directors established a Safety Excellence Award to recognize sites that achieve a superior safety record. Initial winners for their 1993 safety performance were Lauterbourg, France; Nagoya, Japan; Barranquilla, Colombia, and Knoxville, Tennessee. Early in 1995, the Barranquilla and Knoxville plants became the first two-time award winners when the board announced recipients for 1994 safety improvements. Other awardees included Kankakee, Illinois; Soma, Japan; Mozzanica, Italy, and Valbonne, France.

ENVIRONMENTAL
PERFORMANCE

Progress was made in preventing pollution. The company reported its lowest-ever SARA emissions to the U.S. EPA. Cumulative reductions in SARA Title III air emissions since the initial year of reporting in 1987 now stand at 52 percent. Efforts continue toward achieving the company's goal of a 75 percent reduction in SARA air emissions by 1996. The company also achieved a 50 percent reduction of selected SARA emissions under EPA's Voluntary Industrial Toxic Project two years ahead of the federal agency's schedule.

    The cost of operating and maintaining equipment designed to control the company's impact on the environment rose to $107 million. Capital spending for new environmental protection equipment in 1994 was $31 million, down from $55 million the year before.

LANDFILL REMEDIATION

    The company saw its reserves for waste site accruals drop from $191 million at the end of 1993, to $176 million at the end of 1994. During the year, $31 million was added to the reserve to cover anticipated future costs; $46 million was spent to remediate existing sites.

This work included:

MOZZANICA, ITALY -- The cleanup of all waste materials was completed by year end, and the site will be replanted with local vegetation this Spring. The Mozzanica cleanup effort, one of the first of its kind in Italy, was performed in cooperation with government authorities and local regulators.

WHITMOYER, PENNSYLVANIA -- Rohm and Haas and another former owner prepared site buildings for demolition and worked with EPA officials to develop an off-site incineration solution for waste materials.

LIPARI LANDFILL, NEW JERSEY -- The offsite remediation project in Pitman, New Jersey, progressed dramatically. Half of the marshland soil surrounding the landfill had been removed and treated at an onsite facility by December. Plans were formulated for draining, cleaning and restoring Lake Alcyon, an 18-acre recreational resource, by the end of 1995.

                       ID: GRAPHIC (BAR CHART)


ECOLOGICAL
PRESERVATION

What began as a commitment to remediate the Lipari landfill evolved into an innovative effort to preserve five different turtle species.

    Turtles living in Lake Alcyon were in danger of harm from cleanup equipment. Rohm and Haas consulted with representatives from the Wetlands Institute of Stone Harbor, New Jersey, who provided expert advice on turtle collection and designed a facility to house the reptiles during the cleanup. The project earned the endorsement of the U.S. Environmental Protection Agency and the Pitman Environmental Commission, as well as an enthusiastic response from local educators who helped design a curriculum and visiting schedule for students.

    The effort, dubbed the "Lake Alcyon Turtle Rescue," has become an educational exhibit which focuses on the lake's ecology and attracts visits by scores of area school children. More than a hundred turtles remain under the care of a professional herpetologist. The turtles will be returned to the lake at the project's completion.

OTHER NOTEWORTHY
ACCOMPLISHMENTS

Rohm and Haas received two prestigious awards from separate divisions of the U.S. Department of Labor. In September, the 1994 Exemplary Voluntary Efforts (EVE) Award was presented to the company for its efforts to recruit, hire and promote minorities and women for careers in chemistry.

    Several U.S. plants are following the Occupational Safety and Health Administration's (OSHA's) Voluntary Protection Program, which has established stringent protocols for safety improvement.

    In November, the Philadelphia plant became the first Rohm and Haas site to reach the distinguished Star Award level, after on-site evaluations by OSHA, more than two dozen interviews with plant managers and employees, and demonstrated improvement in workplace safety and reductions in injury rates. Houston, Louisville and Bristol are the other U.S. sites following the Voluntary Protection Program guidelines.

RESPONSIBLE CARE

As a charter signatory to the Chemical Manufacturers Association's Responsible Care program, the company seeks new ways to help industry members improve environmental and safety performance. One effort was the "Rohm and Haas Safety Train" and its participation in CMA's TRANSCAER Whistle-Stop Tour, which reached 1,500 people in seven communities in the Southeastern United States. The train made eight more stops throughout the country and helped educate over two thousand emergency-response and transportation representatives on the importance of moving chemicals safely.

    Early in 1995, the Chemical Manufacturers Association announced that Rohm and Haas is one of two co-winners of the Association's TRANSCAER Award for the company's leadership in transportation safety education.

1994 FINANCIAL REVIEW


CONTENTS

MANAGEMENT DISCUSSION AND ANALYSIS
Results of Operations (1994, 1993 and 1992)                   22
Summary by Business Group (1994, 1993 and 1992)               22
Liquidity, Capital Resources and Other Financial Data         27

Quarterly Results of Operations                               32

CONSOLIDATED FINANCIAL STATEMENTS
Summary of Significant Accounting Policies                    34
Statements of Consolidated Earnings                           35
Statements of Consolidated Cash Flows                         36
Consolidated Balance Sheets                                   37
Statements of Consolidated Stockholders' Equity               38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1     Acquisitions and Dispositions of Assets            39
Note 2     Investments                                        40
Note 3     Other Expense (Income), Net                        40
Note 4     Financial Instruments                              40
Note 5     Income Taxes                                       42
Note 6     Industry Segment Reporting and Information
             about Foreign Operations                         44
Note 7     Pension Plans                                      46
Note 8     Employee Benefits                                  47
Note 9     Accounts Receivable, Net                           48
Note 10    Inventories                                        48
Note 11    Prepaid Expenses and Other Assets                  48
Note 12    Land, Buildings and Equipment, Net                 48
Note 13    Other Assets, Net                                  48
Note 14    Notes Payable                                      49
Note 15    Long-Term Debt                                     49
Note 16    Accounts Payable and Accrued Liabilities           49
Note 17    Other Liabilities                                  49
Note 18    Stockholders' Equity                               50
Note 19    Stock Option Plan                                  50
Note 20    Lease and Rental Commitments                       50
Note 21    Contingent Liabilities, Guarantees and
             Commitments                                      51

Report on Financial Statements                                53
Independent Auditors' Report                                  53
Eleven-Year Summary of Selected Financial Data                54

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS--1994, 1993 and 1992

Earnings for 1994 were $264 million, up from last year's earnings of $181 million (before 1993 special charges and credits listed below). Earnings per common share were $3.79 compared to $2.56 last year. Favorable impacts on earnings included stronger European and Asian economies and currencies, 8% higher sales and shipping volume, smooth plant operations and reduced operating costs as a result of productivity improvements. Lower startup costs, lower research and development costs and improved affiliate results also contributed to the earnings gain. Earnings were affected negatively by 1% lower selling prices, excluding the effect of currencies, and 4% higher raw material costs.

Special charges and credits, totaling $55 million after tax, were recognized in 1993 as follows: $16 million for asset writeoffs related to cancelling construction of a plastics manufacturing facility in England; $18 million for asset writedowns and costs associated with discontinuing production of the imidized plastics product line at Louisville, Kentucky; $32 million for accrual of remediation costs for lake and marsh property near the Lipari landfill in New Jersey and an $11 million gain on the sale of a subsidiary, Supelco, Inc. The company also recorded a one-time charge of $19 million for the cumulative effect of adopting a new accounting standard for postemployment benefits.

Earnings in 1993 were $126 million (including special charges and the credit listed above), down from $174 million in 1992, before the cumulative effect of accounting changes in both years. Earnings per common share were $1.74, compared to $2.53 in the prior year. The 1992 earnings included a charge for downsizing a manufacturing site. Excluding the special charges in both years, earnings decreased 14%. Though volume grew 12% in 1993, 1% lower selling prices, 12% weaker European currencies and a lower-priced product mix yielded only a 7% revenue gain. The lower selling prices reflected the global impact of poor economic conditions in Europe and Japan.

These and other factors affecting earnings are discussed at right. They are summarized on a per-share basis on page 26.

SUMMARY BY BUSINESS GROUP
(Refer to table on page 23)

The company's operations are organized by worldwide business groups. A description of each business group's operations can be found in the business review section of this report.

POLYMERS, RESINS AND MONOMERS (PRM) 1994 earnings were $167 million, up 39% from 1993. Sales and volume were up 9%, with all market segments and regions reporting increases. Businesses with noteworthy increases included Architectural Coatings, Industrial Coatings, Construction Products and Adhesives. Earnings were helped by higher volume, smooth plant operations, reduced operating costs and stronger Japanese currencies. These factors offset higher raw material costs.

PRM earnings in 1993 were $120 million, down 3% compared to 1992. The 1992 results included an after-tax charge of $13 million related to downsizing operations at the Philadelphia plant. Excluding this charge, earnings decreased 12%. Volume increased 8%, excluding the 1992 acquisitions, with all major businesses contributing to the increase. Weaker European currencies and lower selling prices were the primary reasons for the earnings decline.

PLASTICS reported 1994 earnings of $58 million compared to a loss of $2 million in 1993, which included after-tax charges of $34 million for asset writedowns. Earnings increased 81% after excluding these charges. Sales and volume grew 10%. The improved earnings also reflect smooth plant operations and lower research costs; however, raw material costs were up during the second half of the year, adversely impacting earnings. Additives used in PVC and engineering resins had strong volume gains in North America, Europe and the Pacific. AtoHaas North America reported increased volume for all product lines. AtoHaas Europe's losses were significantly lower than 1993; they reflected improving economies in Europe.

Plastics recorded a 1993 loss of $2 million compared to earnings of $38 million in 1992. The 1993 results included after-tax charges of $34 million related to asset writedowns. Volume increased 9%; sales were flat due to lower selling prices caused by overcapacity in the industry and competitive pricing to maintain market share. Plastics Additives reported good volume growth in North America and Europe, but weaker European currencies had a negative impact on sales and earnings.
AtoHaas North America's sheet business reported good volume and earnings improvements. AtoHaas Europe reported a loss caused by weaker European currencies and poor economic conditions in the region. These factors led to reduced selling prices.

SALES BY BUSINESS GROUP AND CUSTOMER LOCATION
----------------------------------------------------------------------------------------------------------------
               POLYMERS, RESINS                          PERFORMANCE      AGRICULTURAL
                 AND MONOMERS           PLASTICS          CHEMICALS        CHEMICALS              TOTAL
----------- ----------------------  ----------------  ----------------  ----------------  ----------------------
(Millions
of dollars)   1994    1993    1992  1994  1993  1992  1994  1993  1992  1994  1993  1992    1994    1993    1992
----------- ----------------------  ----------------  ----------------  ----------------  ----------------------
North
 America    $1,145  $1,068  $  961  $368  $342  $324  $335  $328  $295  $119  $107  $ 98  $1,967  $1,845  $1,678
Europe         260     225     250   203   176   194   220   206   211   143   137   133     826     744     788
Pacific        151     128     117    40    36    34   230   207   154    93    87    78     514     458     383
Latin
 America        98      98      97    24    25    21    21    21    22    84    78    74     227     222     214
            ----------------------  ----------------  ----------------  ----------------  ----------------------
Total       $1,654  $1,519  $1,425  $635  $579  $573  $806  $762  $682  $439  $409  $383  $3,534  $3,269  $3,063
----------------------------------------------------------------------------------------------------------------



SUMMARY OF 1990-1994 RESULTS BY BUSINESS GROUP
------------------------------------------------------------------------------
(Millions of dollars)                    1994    1993    1992    1991    1990
------------------------------------------------------------------------------
NET SALES
  Polymers, Resins and Monomers        $1,654  $1,519  $1,425  $1,290  $1,249
  Plastics                                635     579     573     546     561
  Performance Chemicals                   806     762     682     566     651
  Agricultural Chemicals                  439     409     383     361     363
                                       ---------------------------------------
Total                                  $3,534  $3,269  $3,063  $2,763  $2,824
------------------------------------------------------------------------------
NET EARNINGS*
  Polymers, Resins and Monomers        $  167  $  120  $  124  $  116  $  119
  Plastics                                 58      (2)     38       8      37
  Performance Chemicals                    38      29      19      43      55
  Agricultural Chemicals                   40      39      25      33      22
  Corporate                               (39)    (60)    (32)    (37)    (26)
                                       ---------------------------------------
Total                                  $  264  $  126  $  174  $  163  $  207

*Excludes charges for the cumulative effect of accounting changes in 1993 and 1992.
------------------------------------------------------------------------------
RONA
  Polymers, Resins  and Monomers         12.3%    9.7%    9.7%   11.0%   11.9%
  Plastics                               10.3      --     5.8     1.3     5.7
  Performance Chemicals                   4.1     3.2     2.1     7.0     9.6
  Agricultural Chemicals                 11.1    13.4     7.8    11.3     7.7
  Corporate                              (6.3)  (10.7)  (12.2)  (11.7)  (13.8)
                                       ---------------------------------------
Total                                     7.6%    4.3%    6.1%    6.8%    8.6%
------------------------------------------------------------------------------
Corporate includes non-operating items such as interest income and expense.

See page 26 for definition of RONA.


SUMMARY OF 1990-1994 RESULTS BY CUSTOMER LOCATION
------------------------------------------------------------------------------
(Millions of dollars)                    1994    1993    1992    1991    1990
------------------------------------------------------------------------------
NET SALES
  North America                        $1,967  $1,845  $1,678  $1,527  $1,565
  Europe                                  826     744     788     727     775
  Pacific                                 514     458     383     314     297
  Latin America                           227     222     214     195     187
                                       ---------------------------------------
Total                                  $3,534  $3,269  $3,063  $2,763  $2,824
------------------------------------------------------------------------------
NET EARNINGS*
  North America                        $  175  $  121  $   83  $   84  $  144
  Europe                                   71      27      77      59      70
  Pacific                                  41      23      28      42      21
  Latin America                            16      15      18      15      (2)
  Corporate                               (39)    (60)    (32)    (37)    (26)
                                       ---------------------------------------
Total                                  $  264  $  126  $  174  $  163  $  207

*Excludes charges for the cumulative effect of accounting changes in 1993 and 1992.
------------------------------------------------------------------------------
RONA
  North America                          10.6%    8.1%    4.7%    5.8%   10.1%
  Europe                                  9.2     3.6    10.2     9.3    10.7
  Pacific                                 6.7     4.0     5.6    11.9     7.5
  Latin America                           9.3     9.3    11.3     9.8    (1.1)
  Corporate                              (6.3)  (10.7)  (12.2)  (11.7)  (13.8)
                                       ---------------------------------------
Total                                     7.6%    4.3%    6.1%    6.8%    8.6%
------------------------------------------------------------------------------

The four geographic regions reflect the company's major marketing profit centers relative to customer location. Corporate includes non-operating items such as interest income and expense.

See page 26 for definition of RONA.

PERFORMANCE CHEMICALS earnings in 1994 were $38 million, up from $18 million in 1993, excluding an $11 million after-tax gain in 1993 on the sale of Supelco, Inc. Sales increased 8% and volume was up 4%, excluding Supelco. Earnings increased due to volume gains, a higher-priced product mix, reduced operating costs and the strengthening of the Japanese yen. Biocides had volume gains in all regions. Electronic Chemicals had strong growth in North America and Europe. Ion Exchange Resins reported higher volume in 1994, but selling prices dropped below 1993's already depressed levels; excess worldwide capacity, increased competition and reduced capital spending by customers caused the selling price decline. Despite restructuring initiatives begun in 1993, which significantly reduced selling, administrative and research costs, Ion Exchange Resins continued to report losses in 1994.

Performance Chemicals reported earnings of $29 million in 1993, including an after-tax $11 million gain on the sale of Supelco.
Earnings declined 55%, excluding the gain and non-recurring charges incurred in 1992. Volume increased 3% and sales declined 1%, excluding 1992 acquisitions and Supelco. Factors contributing to the earnings decline included depressed conditions in Ion Exchange Resins, weaker European currencies and costs related to the relocation of an electronic chemicals manufacturing operation.

AGRICULTURAL CHEMICALS 1994 earnings were $40 million, 3% higher than the prior year. Sales increased 7% due to 2% higher volume and a higher-priced product mix. The benefits of a more favorable product mix and a stronger Japanese yen were offset by higher selling, administrative and research costs and the writedown of a research facility. Dithane fungicide had sales gains in North America, but these were partly offset by declines in all other regions due to adverse weather conditions and lower spending by growers. Goal and Kerb herbicides reported higher sales due to favorable weather conditions. A new insecticide, Mimic, and newly acquired products also contributed to the sales increase. In February 1995, a consent decree was entered requiring the EPA to strictly enforce, within two to five years, the Delaney clause (see page 18 in the business review section). While the effect, if any, is unknown, the company believes this will not have a material impact on its future financial results.

Agricultural Chemicals 1993 earnings were $39 million, up 26% from 1992, excluding a 1992 charge for downsizing the Philadelphia plant. Sales increased 7% on 11% higher volume. Lower raw material prices and high utilization of manufacturing facilities also contributed to improved earnings. Dithane fungicide reported strong growth in the North American, European and Pacific regions. Sales of Systhane fungicide in North America increased as a result of new registrations. Goal herbicide had good growth in North America due to favorable weather conditions and new registrations. Stam herbicide volume declined in North America due to poor planting conditions, competition from a new rice herbicide and reduced rice acreage.

CORPORATE expenses totaled $39 million in 1994, compared with $60 million in 1993 and $32 million in 1992. The 1993 expense included an after-tax charge of $32 million for remediation of lake and marsh property near the Lipari landfill. Interest expense increased in 1994 because of lower capitalization of interest expense due to lower capital spending. Interest expense decreased in 1993 due to lower interest rates and higher capitalization of interest expense due to higher capital spending.

PHYSICAL VOLUME of shipments increased by 8% in 1994 from 1993, and by 12% in 1993 over 1992:

------------------------------------------------------------------------------
                                                      Percent change
Business group                              1994 VS 1993          1993 vs 1992
------------------------------------------------------------------------------
Polymers, Resins and Monomers                     9%                   14%
Plastics                                         10                     9
Performance Chemicals                            --                     6
Agricultural Chemicals                            2                    11
                                                 ---                   ---
Worldwide                                         8%                   12%
------------------------------------------------------------------------------
                                                      Percent change
Customer location                           1994 VS 1993          1993 vs 1992
------------------------------------------------------------------------------
North America                                     6%                   15%
Europe                                           13                     5
Pacific                                          11                    15
Latin America                                     7                     6
                                                 ---                   ---
Worldwide                                         8%                   12%
------------------------------------------------------------------------------


                      [ID: GRAPHIC -- LINE CHART]

SUMMARY OF CONSOLIDATED RESULTS

The graph on page 24 shows the historical trend of gross profit, selling, administrative and research expenses and operating earnings as a percent of sales.

An analysis of gross profit changes is summarized on a per-share basis on page 26.

NET SALES of $3,534 million were 8% higher than 1993, reflecting 8% higher shipping volume and 1% lower selling prices. Currency translations contributed one percentage point of the 8% sales increase. Net sales in 1993 were $3,269 million, up 2% from 1992 on 7% higher volume, excluding the effect of 1992 acquisitions and a divestiture in 1993. Twelve percent weaker currencies in Europe and 1% lower selling prices impacted 1993 sales negatively.

RAW MATERIAL PRICES began rising during the second half of 1994 and skyrocketed 17% in the fourth quarter resulting in a 4% increase for the full year. Key raw materials impacted included methanol, ammonia, styrene and propylene. The higher prices are due to capacity shortages and are expected to remain high for the foreseeable future. Raw material prices in 1993 decreased 3% from 1992 levels. The charts below and on page 26 identify year-to-year changes for average unit raw material costs and average unit selling prices based on the company's product mix.

GROSS PROFIT increased to $1,267 million in 1994, up 13% from the prior year, excluding a $25 million charge in 1993 for the writedown of a plastics production line in Kentucky. Gross profit in 1992 was reduced by a charge of $56 million related to downsizing the Philadelphia plant.


                      [ID: GRAPHIC -- LINE CHART]


Excluding these charges, the gross profit margin was 36%, 34% and 36% in 1994, 1993 and 1992, respectively. The gross profit margin increased in 1994 because of higher production volume, smooth plant operations and reduced operating costs resulting from productivity improvements. Lower startup costs, decreased inventory writeoffs and stronger currencies in Europe and Japan also contributed to the higher margin. However, 4% higher raw material costs and 1% lower selling prices hurt margins. The decline in gross profit margin in 1993 was the result of lower selling prices and weaker European currencies.

SELLING, ADMINISTRATIVE AND RESEARCH (SAR) EXPENSES were slightly down in 1994 after rising 3% in 1993, excluding acquisitions, a divestiture, currency exchange rates and the writedown of a research facility in 1994. The lower SAR expenses reflected cost containment efforts begun in the latter part of 1993. Inflationary pressures and the startup of a new research center in Japan contributed to the 1993 increase.

INTEREST EXPENSE was $46 million in 1994, up $5 million from 1993 due to lower capitalization of interest expense because of lower capital spending. Interest expense before capitalized interest was $60 million, equal to 1993. Interest expense in 1993 decreased $12 million from 1992 due to lower interest rates and higher capitalization of interest expense due to higher capital spending.

SHARE OF NET EARNINGS OF AFFILIATES was $2 million in 1994, compared to a loss of $6 million in 1993. The improvement is due to reduced losses from the AtoHaas affiliates. The higher AtoHaas losses in 1993 reflected the difficult economic conditions in Europe during that year.


                      [ID: GRAPHIC -- LINE CHART]

OTHER EXPENSE, NET was $24 million, compared to $59 million in 1993. The 1994 expense included $17 million of severance and early retirement costs related to restructuring operations. The 1993 results included charges of $56 million for cancelling construction of a plastics facility in England and the cost of remediating lake and marsh property near the Lipari landfill, net of the gain on the sale of Supelco.

RETURN ON NET ASSETS (RONA) equals net earnings before cumulative effect of accounting changes plus after-tax interest expense, divided by year-end total assets. For 1994, RONA was 8%, compared with 4% and 6% in 1993 and 1992, respectively.

RETURN ON COMMON STOCKHOLDERS' EQUITY (ROE) is obtained by dividing net earnings (before reduction for the cumulative effect of accounting changes) less preferred stock dividends by average year-end common stockholders' equity. Average year-end common stockholders' equity is calculated without the reduction for the ESOP transaction. For 1994, ROE was 16%, compared with 8% for 1993 and 11% for 1992.

The return on investment graph shows these measures for the past eleven years.

                      [ID: GRAPHIC -- LINE CHART]


ANALYSIS OF CHANGE IN PER-COMMON-SHARE EARNINGS+
CURRENT YEAR RELATIVE TO YEAR EARLIER

------------------------------------------------------------------------------
                                                            $/Common Share
                                                              (after tax)
                                                         ---------------------
                                                           1994          1993
------------------------------------------------------------------------------
GROSS PROFIT
Selling prices*                                          $ (.24)       $(1.15)
Physical volume and product mix                            1.16          1.55
Raw material costs*                                        (.36)          .30
Other manufacturing costs*                                 1.09          (.24)
                                                         ---------------------
  Increase in gross profit                                 1.65           .46
------------------------------------------------------------------------------
OTHER CAUSES
Selling, administrative and research
  expenses*                                                 .03          (.47)
Asset dispositions                                          .01          (.10)
Certain waste disposal site cleanup costs                   .41          (.47)
Share of affiliate earnings (losses)                        .12          (.08)
Other                                                      (.17)         (.13)
                                                         ---------------------
  Increase (decrease) from other causes                     .40         (1.25)
------------------------------------------------------------------------------
Increase (decrease) in per-common-share
  earnings                                               $ 2.05        $ (.79)
------------------------------------------------------------------------------
*The amounts shown are on a U.S. dollar basis and include the impact of currency movements as compared to the prior period.
+Net earnings per share are before a charge of $19 million in 1993 for the cumulative effect of accounting changes for postemployment benefits.


                      [ID: GRAPHIC -- LINE CHART]

LIQUIDITY, CAPITAL RESOURCES AND OTHER FINANCIAL DATA

CASH FLOW Cash provided by operations for 1994 was $524 million. These funds were used to finance the company's capital expenditures and to pay dividends during the year. The company maintains an "A" debt rating and has adequate financial resources available to provide cash required for future operations.

FINANCING Total borrowings at year-end 1994 were $786 million, up $13 million from the prior year. At the end of 1994, the debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 44%, compared with 48% at the end of 1993 and 50% at the end of 1992. The company's capital structure is based upon a planned 50% debt-to-equity ratio. This financial policy was established to ensure strong financial ratios and access to external financing.

On November 15, 1994, the company exercised the call provision on its $75 million, 9.625% notes due 1998. The notes were redeemed at par plus accrued interest on January 3, 1995 with available cash. At December 31, 1994, these notes were classified as current portion of long-term debt.


                      [ID: GRAPHIC -- BAR CHART]


ENVIRONMENTAL There is an inherent risk of environmental damage in chemical manufacturing operations. The company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage. These laws and regulations require the company to make significant expenditures for remediation, capital improvements and operating environmental protection equipment. Future developments and even more stringent environmental regulations may require the company to make additional unforeseen environmental expenditures. The company's major competitors are confronted by substantially similar environmental risks and regulations.

The company is a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's (EPA) Superfund priority list. The company also is involved in corrective actions at some of its manufacturing facilities. Accruals for expected future remediation costs are in accordance with the provisions of SFAS No. 5, "Accounting For Contingencies," which requires an


                      [ID: GRAPHIC -- LINE CHART]
accrual to be recorded when it is probable a liability has been incurred and costs are reasonably estimable. The company considers a broad range of information when determining the amount of the accrual, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for this or similar sites, the liability of other parties, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are updated quarterly as additional technical and legal information becomes available. Major sites for which reserves have been provided are: the non-company-owned Lipari and Woodland sites in New Jersey and Whitmoyer in Pennsylvania, and company-owned sites in Bristol and Philadelphia, Pennsylvania. In addition, the company has provided for future costs at approximately 80 other sites where it has been identified as potentially responsible for cleanup costs and, in some cases, damages for alleged personal injury or property damage.

The amounts charged to earnings before tax for environmental remediation were $31 million, $57 million and $23 million in 1994, 1993 and 1992, respectively. The charge in 1993 included $50 million for remediation of lake and marsh property near the Lipari landfill. The reserves for remediation were $176 million and $191 million at December 31, 1994, and 1993, respectively, and are recorded as "other liabilities" (current and long-term). Probable insurance recoveries were $72 million at December 31, 1994, and 1993. Insurance carriers have denied coverage in most cases and the company has initiated legal action in New Jersey and Pennsylvania. In estimating probable insurance recovery amounts, the company has considered various factors, including the terms of the insurance policies which are applicable to each site, policy limits, the law which is likely to be applied in the jurisdiction, and the facts as currently understood by the company. Based upon all of these factors and the opinion of counsel, the company has concluded that the recorded amount of insurance coverage is probable of recovery.

In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies related to environmental matters of approximately $110 million at December 31, 1994. Further, the company knows that additional future environmental remediation may be required, but these loss contingencies are not reasonably estimable at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the alternative methods of remediation and the range of cost associated with those alternatives. The company believes that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

The company and SmithKline Beecham (SKB) are remediating the Whitmoyer site under an interim cost-sharing agreement. SKB has sued the company claiming indemnification pursuant to the agreement of sale under which Rohm and Haas sold Whitmoyer to SKB. The company has accrued the amount it is required to pay under the interim cost-sharing agreement and has included the balance of the remedial costs in the reasonably possible loss contingencies disclosed above. A decision is expected during 1995.

Capital spending for new environmental protection equipment was $31 million in 1994. Spending for 1995 and 1996 is expected to be in the range of $60 million and $34 million, respectively. Capital expenditures in this category include projects whose primary purpose is pollution control and safety, as well as environmental aspects of projects in other categories on page 30 which are intended primarily to improve operations or increase plant efficiency. The company expects future capital spending for environmental protection equipment to be consistent with prior-year spending patterns. Capital spending does not include the cost of environmental remediation of waste disposal sites.

Cash expenditures for waste disposal site remediation were $46 million in 1994, $21 million in 1993 and $24 million in 1992. The expenditures for remediation are charged against accrued remediation reserves. The cost of operating and maintaining environmental facilities was $107 million, $105 million and $108 million in 1994, 1993 and 1992, respectively, and were charged against current-year earnings.

DIVIDENDS Total common stock dividends paid in 1994 were $1.44 per share, compared to $1.36 per share in 1993, and $1.28 per share in 1992. The company's common stock dividend payout is targeted at 35% of earnings. Common stock dividends have been paid each year since 1927. Total preferred dividends paid were $2.75 per share in 1994 and 1993, and $1.38 per share in 1992.


                      [ID: GRAPHIC -- LINE CHART]

ADDITIONS TO LAND, BUILDINGS AND EQUIPMENT Fixed asset additions in 1994 totaled $339 million, down $43 million from last year's spending level. Spending in 1994 included an acquired agricultural chemicals manufacturing facility, capacity expansion for acrylic acid at Houston, Texas, which will be completed in 1995, completion of a new research laboratory building at Bristol, Pennsylvania and plant modifications at La Mirada, California. The company has budgeted capital expenditures in 1995 of approximately $400 million. Spending for environmental protection equipment, which is included in several of the categories on the chart shown below, was $31 million in 1994 and $55 million in 1993 and 1992.

Expenditures for the past three years, categorized by primary purpose of project, were:

------------------------------------------------------------------------------
(Millions of dollars)                                1994      1993      1992
------------------------------------------------------------------------------
Environmental, cost savings
  and infrastructure                                 $158      $202      $180
Capacity additions and new products                   139       144        75
Research facilities and equipment                      28        17        15
Capitalized interest cost                              14        19        13
                                                     -------------------------
Total                                                $339      $382      $283
------------------------------------------------------------------------------

ACQUISITIONS AND DIVESTITURES During 1994, the company sold a small emulsion plant located in Lemont, Illinois and the styrene butadiene latex business which included a plant at Mallard Creek, North Carolina. These transactions were not material to the company's financial results.

On June 29, 1994, the company acquired from Monsanto Company its worldwide pyridine herbicide business and a new fungicide for about $51 million. The purchase price will be paid in equal installments over a four-year period and has been recorded as current and long-term debt. The assets acquired included a manufacturing facility, inventory and patents.

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


                      [ID: GRAPHIC -- LINE CHART]

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

WORKING CAPITAL (the excess of current assets over current liabilities) was $508 million at year-end 1994, up $9 million from 1993. Accounts receivable from customers increased $81 million due to sales growth. Inventory increased $93 million due to the acquisition of the pyridine herbicide business and a new fungicide, building monomer inventories for growth in 1995 and higher electronic chemicals inventories. This resulted in an increase in days cost of sales in ending inventory to 78 days from 66 days at year-end 1993. Details about two major components of working capital at the end of 1994 and 1993 follow:

------------------------------------------------------------------------------
(Millions of dollars)                                      1994          1993
------------------------------------------------------------------------------
INVENTORIES
  Year-end balance                                         $487          $394
  Annual turnover                                          4.7X          5.5x
CUSTOMER RECEIVABLES
  Year-end balance                                         $622          $541
  Annual turnover                                          5.7X          6.0x
------------------------------------------------------------------------------

NET FIXED ASSETS Investment in net fixed assets is summarized below.

------------------------------------------------------------------------------
(Millions of dollars)                                      1994          1993
------------------------------------------------------------------------------
  Year-end balance                                       $1,960        $1,869
  Annual turnover                                          1.8X          1.8x
------------------------------------------------------------------------------

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

                      [ID: GRAPHIC -- LINE CHART]

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

First quarter 1994 earnings were $67 million, up 16% from the first quarter of 1993 (before cumulative effect of an accounting change in 1993). Sales of $856 million were 4% higher than reported in the prior-year period. The increase in earnings reflects strong volume growth in most businesses and all regions, smooth manufacturing operations and good cost management.

Earnings in the second quarter of 1994 were $95 million, up 40% from the prior-year period, excluding a net charge in 1993 for asset writedowns and the sale of a subsidiary. Sales of $944 million were 7% higher and volume increased 9%. The increase in earnings reflects the benefit of higher volumes and smooth plant operations.


                      [ID: GRAPHIC -- BAR CHART]


Third quarter 1994 earnings were $55 million, 90% higher than the prior year, excluding charges in 1993 for asset writedowns and environmental remediation costs. Sales increased 9% and volume was up 6%. Earnings benefited from volume gains, excellent plant operations, reduced selling, administrative and research costs and strengthening European currencies. Selling prices were slightly lower than the prior-year period, excluding currency effects. Raw material costs increased 7%.

Fourth quarter 1994 earnings were $47 million, up 81% from the 1993 period. Sales grew 13% on 9% higher volume, with all businesses and regions contributing to the increase. The earnings growth is due to a more favorable economic environment, smoothly running plant operations and productivity improvements, increased volume and the strengthening of European currencies and the yen. Selling prices were up 2%; however, raw material costs skyrocketed 17%.

1994 QUARTERLY RESULTS
------------------------------------------------------------------------------
                                   1st       2nd       3rd       4th    YEAR
(Millions of dollars)          Quarter   Quarter   Quarter   Quarter    1994
------------------------------------------------------------------------------
Net sales                        $ 856     $ 944     $ 874     $ 860  $3,534
Gross profit                       317       351       298       301   1,267
Net earnings                        67        95        55        47     264
------------------------------------------------------------------------------
Net earnings per common
  share, in dollars              $ .96     $1.37     $ .78     $ .68  $ 3.79
------------------------------------------------------------------------------
Cash dividends per common
  share, in dollars              $ .35     $ .35     $ .37     $ .37  $ 1.44
------------------------------------------------------------------------------
Percentage change from
  prior year
  Net sales                          4 %       7 %      9 %       13 %     8 %
  Physical volume                    8         9        6          9       8
------------------------------------------------------------------------------
  Net earnings                      16 %      51 %     -- %       81 %   110 %
------------------------------------------------------------------------------
  Net earnings per common share     16 %      52 %     -- %       94 %   118 %
------------------------------------------------------------------------------


1993 QUARTERLY RESULTS
------------------------------------------------------------------------------
                                   1st       2nd       3rd       4th    Year
(Millions of dollars)          Quarter   Quarter   Quarter   Quarter    1993
------------------------------------------------------------------------------
Net sales                        $ 826     $ 884     $ 799     $ 760  $3,269
Gross profit                       300       312       235       248   1,095
Earnings (loss) before
  cumulative effect of
  accounting change                 58        63       (21)       26     126
Net earnings (loss)                 39        63       (21)       26     107
------------------------------------------------------------------------------
Per common share, in dollars:
  Earnings (loss) before
    cumulative effect of
    accounting change            $ .83     $ .90     $(.34)    $ .35  $ 1.74
  Net earnings (loss)              .55       .90      (.34)      .35    1.46
------------------------------------------------------------------------------
Cash dividends per common
  share, in dollars              $ .33     $ .33     $ .35     $ .35  $ 1.36
------------------------------------------------------------------------------
Percentage change from
  prior year
  Net sales                         16 %      13 %     (1)%        1 %     7 %
  Physical volume                   22        15        7          6      12
------------------------------------------------------------------------------
  Earnings (loss) before
    cumulative effect of
    accounting change                2 %     (15)%     -- %       -- %   (28)%
  Net earnings (loss)               --       (15)      --         --      --
------------------------------------------------------------------------------
  Earnings (loss) per common
    share before cumulative
    effect of accounting change     (3)%     (20)%     -- %       -- %   (31)%
  Net earnings (loss) per
    common share                    --       (20)      --         --      --
------------------------------------------------------------------------------


1992 QUARTERLY RESULTS
------------------------------------------------------------------------------
                                   1st       2nd       3rd       4th    Year
(Millions of dollars)          Quarter   Quarter   Quarter   Quarter    1992
------------------------------------------------------------------------------
Net sales                       $  714     $ 783     $ 810     $ 756  $3,063
Gross profit                       273       290       285       201   1,049
Earnings (loss) before
  cumulative effect of
  accounting changes                57        74        51        (8)    174
Net earnings (loss)               (122)       74        51        (8)     (5)
------------------------------------------------------------------------------
Per common share, in dollars:
  Earnings (loss) before
    cumulative effect of
    accounting changes          $  .86     $1.12     $ .72     $(.15) $ 2.53
  Net earnings (loss)            (1.92)     1.12       .72      (.15)   (.16)
------------------------------------------------------------------------------
Cash dividends per common
  share, in dollars             $  .31     $ .31     $ .33     $ .33  $ 1.28
------------------------------------------------------------------------------
Percentage change from
  prior year
  Net sales                          5%        4%       20%       15%     11%
  Physical volume                    8        11        24        25      17
------------------------------------------------------------------------------
  Earnings (loss) before
    cumulative effect of
    accounting changes              39%       40%       31%       --%      7%
  Net earnings (loss)               --        40        31        --      --
------------------------------------------------------------------------------
  Earnings (loss) per common
    share before cumulative
    effect of accounting changes    39%       42%       22%       --%      3%
  Net earnings (loss) per
    common share                    --        42        22        --      --
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

ENVIRONMENTAL ACCOUNTING Accruals for environmental remediation are recorded when it is probable a liability has been incurred and costs are reasonably estimable. The estimated liabilities are recorded at undiscounted amounts. The cost of operating and maintaining environmental control facilities are charged to expense. Expenditures which mitigate or prevent contamination from future operations are capitalized and depreciated under normal depreciation policies.

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

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS

Years ended December 31, 1994, 1993 and 1992
          ------------------------------------------------------------------------------------------
          (Millions of dollars, except per-share amounts)               1994        1993        1992
          ------------------------------------------------------------------------------------------
          CURRENT EARNINGS
          ------------------------------------------------------------------------------------------
          Net sales                                                   $3,534      $3,269      $3,063
NOTE 10   Cost of goods sold                                           2,267       2,174       2,014
                                                                      ------------------------------
          Gross profit                                                 1,267       1,095       1,049
          Selling and administrative expense                             591         590         549
          Research and development expense                               201         205         199
NOTE 12   Interest expense                                                46          41          53
NOTE 2    Share of net earnings (losses) of affiliates                     2          (6)         (1)
NOTE 3    Other expense (income), net                                     24          59         (14)
                                                                      ------------------------------
          Earnings before income taxes                                   407         194         261
NOTE 5    Income taxes                                                   143          68          87
                                                                      ------------------------------
          Earnings before cumulative effect of accounting changes        264         126         174
NOTES 5   Cumulative effect of accounting changes, net of income taxes    --         (19)       (179)
   & 8                                                                ------------------------------
          NET EARNINGS (LOSS)                                         $  264      $  107      $   (5)
          ------------------------------------------------------------------------------------------
          NET EARNINGS (LOSS)                                         $  264      $  107      $   (5)
NOTE 18   Less preferred stock dividends                                   7           8           4
          Less earnings applicable to common stock that
            was to be purchased in 1995:
              Dividends                                                   --          --           1
              Increase in value                                           --          --           1
                                                                      ------------------------------
          NET EARNINGS (LOSS) APPLICABLE TO COMMON SHAREHOLDERS       $  257      $   99      $  (11)
          PER COMMON SHARE:
            Before cumulative effect of accounting changes            $ 3.79      $ 1.74      $ 2.53
            Cumulative effect of accounting changes                       --        (.28)      (2.69)
            Net earnings (loss)                                       $ 3.79      $ 1.46      $ (.16)
          ------------------------------------------------------------------------------------------
          WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (000'S)          67,707      67,619      66,396
          ------------------------------------------------------------------------------------------

          See accompanying summary of significant accounting policies (page 34) and notes to consolidated financial statements (pages 39-52).

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS


Years ended December 31, 1994, 1993 and 1992
------------------------------------------------------------------------------
(Millions of dollars)                           1994        1993*        1992*
------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings (loss)                          $ 264        $ 107       $  (5)
  Adjustments to reconcile net earnings to
    net cash provided by operating activities:
      Cumulative effect of accounting changes,
        net of income taxes                       --           19         179
      Depreciation                               231          226         203
      Deferred income taxes                       (2)           9         (31)
      Accounts receivable                         75          (63)         (1)
      Inventories                                (93)          34         (49)
      Accounts payable                            67           (5)         36
      Federal, foreign and other income taxes     73          (56)          7
      Gain on disposition of facilities and
        investments, net                          --          (24)         (6)
      Provision for writedown of plant assets     --           48          56
      Other working capital changes, net          35           30         (27)
      Other, net                                  24           33          39
                                               -------------------------------
        Net cash provided by operating
          activities                             524          358         401
------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to land, buildings and equipment    (339)        (382)       (283)
  Proceeds from sale of facilities
    and investments                                3           58           8
  Collection of notes receivable                  --           34          --
  Acquisitions and long-term investments,
    net of cash acquired                          --           --        (172)
                                               -------------------------------
      Net cash used by investing activities     (336)        (290)       (447)
------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Purchases of treasury shares                    (7)          --          (1)
  Proceeds from issuance of long-term debt        38          105          32
  Repayments of long-term debt                   (19)        (156)        (13)
  Net change in short-term borrowings            (21)          25           2
  Payment of dividends                          (102)         (97)        (88)
  Other, net                                      14           (1)         (2)
                                               -------------------------------
      Net cash used by financing activities      (97)        (124)        (70)
------------------------------------------------------------------------------
  Effect of exchange rate changes on cash          1           --          (1)
                                               -------------------------------
      NET INCREASE (DECREASE) IN CASH AND
        CASH EQUIVALENTS                       $  92        $(56)       $(117)
------------------------------------------------------------------------------
*Certain items have been reclassified to conform with current financial statement presentation.
See accompanying summary of significant accounting policies (page 34) and notes to consolidated financial statements (pages 39-52).

Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS

December 31, 1994 and 1993
          --------------------------------------------------------------------
          (Millions of dollars)                               1994       1993*
          --------------------------------------------------------------------
          ASSETS
          --------------------------------------------------------------------
          CURRENT ASSETS
          Cash and cash equivalents                         $  127      $   35
NOTE 9    Accounts receivable, net                             679         604
NOTE 10   Inventories                                          487         394
NOTE 11   Prepaid expenses and other assets                    147         167
                                                            ------------------
            Total current assets                             1,440       1,200
          --------------------------------------------------------------------

NOTE 2    INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED
            SUBSIDIARIES AND AFFILIATES                         90          88
NOTE 12   LAND, BUILDINGS AND EQUIPMENT, NET                 1,960       1,869
NOTE 13   OTHER ASSETS, NET                                    371         367
                                                            ------------------
                                                            $3,861      $3,524
          --------------------------------------------------------------------
          LIABILITIES AND STOCKHOLDERS' EQUITY
          --------------------------------------------------------------------
          CURRENT LIABILITIES
NOTE 14   Notes payable                                     $  157      $   83
NOTE 16   Accounts payable and accrued liabilities             699         615
          Federal, foreign and other income taxes               76           3
                                                            ------------------
            Total current liabilities                          932         701
          --------------------------------------------------------------------
NOTE 15   LONG-TERM DEBT                                       629         690
NOTE 5    DEFERRED INCOME TAXES                                 92          87
NOTE 8    EMPLOYEE BENEFITS                                    377         353
NOTE 17   OTHER LIABILITIES                                    150         181
NOTE 1    MINORITY INTEREST                                     61          71
          --------------------------------------------------------------------
          STOCKHOLDERS' EQUITY
          $2.75 cumulative convertible preferred stock;
            authorized -- 2,846,061 shares; issued -- 1994:
            2,676,515 shares; 1993: 2,719,803 shares           134         136
          Common stock; par value -- $2.50; authorized --
            100,000,000 shares; issued -- 78,652,380 shares    197         197
          Additional paid-in capital                           151         150
          Retained earnings                                  1,606       1,444
                                                            ------------------
                                                             2,088       1,927

          Less: Treasury stock (1994 -- 10,960,614 shares;
            1993 -- 11,007,436 shares)                         323         323
NOTE 18   Less: ESOP shares                                    156         163
          Other equity adjustments                              11          --
                                                            ------------------
              Total stockholders' equity                     1,620       1,441
                                                            ------------------
                                                            $3,861      $3,524
          --------------------------------------------------------------------
          *Certain items have been reclassified to conform with current financial statement presentation.
          See accompanying summary of significant accounting policies
          (page 34) and notes to consolidated financial statements
          (pages 39-52).

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

Years ended December 31, 1994, 1993 and 1992
          --------------------------------------------------------------------
          (Millions of dollars)                    1994       1993       1992
          --------------------------------------------------------------------
NOTE 18   PREFERRED STOCK
          --------------------------------------------------------------------
          Balance, beginning of year             $  136     $  136      $   --
          Conversion of shares to common stock       (2)        --          --
          Shares issued for acquisition
            of affiliate                             --         --         136
                                                 -----------------------------
          Balance, end of year                   $  134     $  136      $  136
                                                 -----------------------------

          COMMON STOCK
          --------------------------------------------------------------------
          Balance, beginning of year             $  197     $  197      $  190
          Common stock that was to be
            purchased in 1995                        --         --           7
                                                 -----------------------------
          Balance, end of year                   $  197     $  197      $  197
                                                 -----------------------------

          ADDITIONAL PAID-IN CAPITAL
          --------------------------------------------------------------------
          Balance, beginning of year             $  150     $  149      $   37
          Common stock that was to be
            purchased in 1995                        --         --          94
          Shares issued to employees
            under bonus plan                          1          1           2
          Shares issued for acquisition
            of affiliate                             --         --          16
                                                 -----------------------------
          Balance, end of year                   $  151     $  150      $  149
                                                 -----------------------------

NOTE 15   RETAINED EARNINGS
          --------------------------------------------------------------------
          Balance, beginning of year             $1,444     $1,434      $1,528
          Net earnings (loss)                       264        107          (5)
          Common stock dividends paid ($1.44,
            $1.36 and $1.28 per share in 1994,
            1993 and 1992, respectively), net
            of tax benefit of $3 million in
            1994, 1993 and 1992 related to
            the ESOP                                (95)       (89)        (84)
          Preferred stock dividends ($2.75 per
            share in 1994 and 1993 and $1.375
            per share in 1992)                       (7)        (8)         (4)
          Increase in value of common stock that
            was to be purchased in 1995              --         --          (1)
                                                 -----------------------------
          Balance, end of year                   $1,606     $1,444      $1,434
                                                 -----------------------------

NOTE 18   TREASURY STOCK, AT COST
          --------------------------------------------------------------------
          Balance, beginning of year             $  323     $  328      $  349
          Shares issued to employees under
            bonus plan                               (6)        (2)         (7)
          Purchases                                   7         --           1
          Shares issued for conversion of
            preferred stock                          (1)        --          --
          Adjustment to cost of previously
            acquired shares                          --         (3)          3
          Shares issued for acquisition of
            affiliate                                --         --         (18)
                                                 -----------------------------
          Balance, end of year                   $  323     $  323      $  328
                                                 -----------------------------

          OTHER EQUITY ADJUSTMENTS
          --------------------------------------------------------------------
          Balance, beginning of year             $   --     $    9      $    4
          Foreign currency translation               17         (3)          5
          Pension adjustment                         (6)        (6)         --
                                                 -----------------------------
          Balance, end of year                   $   11     $   --      $    9
------------------------------------------------------------------------------

See accompanying summary of significant accounting policies (page 34) and notes to consolidated financial statements (pages 39-52).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ACQUISITIONS AND DISPOSITIONS OF ASSETS

During 1994, the company sold a small emulsion plant located in Lemont, Illinois and the styrene butadiene latex business which included a plant at Mallard Creek, North Carolina. These transactions were not material to the company's financial results.

In the second quarter of 1994, the company acquired from Monsanto Company its worldwide pyridine herbicide business and a new fungicide for $51 million. The purchase price will be paid in equal installments over a four-year period and has been recorded as current and long-term debt. The assets acquired include a manufacturing facility, inventory and patents.

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

On May 14, 1992, the company purchased Unocal Corporation's polymers business for approximately $170 million. The business included emulsion polymers sold to companies that make paint, paper, textiles, adhesives and carpet. The assets acquired included six U.S. plants and a technical center in North Carolina. The acquisition was accounted for using the purchase method and, accordingly, operating results have been included in the company's consolidated results from the date of acquisition.

NOTE 2: INVESTMENTS

The company's investments in its affiliates (20-50%-owned) totaled $52 million and $62 million at December 31, 1994, and 1993, respectively. The company's equity in the net assets of the affiliates exceeded the amount of investments in affiliates by about $19 million and $8 million at December 31, 1994, and 1993, respectively, primarily due to investments in the AtoHaas affiliates. Consolidated retained earnings include affiliate losses of $19 million and $17 million at December 31, 1994, and 1993, respectively.

NOTE 3: OTHER EXPENSE (INCOME), NET
------------------------------------------------------------------------------
(Millions of dollars)                               1994       1993      1992
------------------------------------------------------------------------------
Interest income                                     $ (7)      $ (6)     $(11)
Royalty income                                       (11)        (9)       (9)
Foreign exchange losses (gains), net                   8         13        (1)
Asset dispositions                                     6          1         1
Voluntary early retirement incentives,
  severance, litigation settlements
  and certain waste disposal site
  cleanup costs                                       17         49        (2)
Other, net                                            11         11         8
                                                    --------------------------
Total                                               $ 24       $ 59      $(14)
------------------------------------------------------------------------------

NOTE 4: FINANCIAL INSTRUMENTS

The company is exposed to interest rate and foreign exchange rate risk. Non-leveraged derivative financial instruments are utilized to reduce those risks. The company does not enter into financial instruments for trading purposes. Credit risk associated with these derivative financial instruments is mitigated by only using major financial institutions who meet conservative credit ratings as counterparties.

The company enters into interest rate swaps and options to manage its exposure to changes in interest rates. At December 31, 1994 and 1993, there were interest rate swaps outstanding, with maturities through 1997, with total notional amounts of $225 million and $50 million, respectively. The net swap position at December 31, 1994 converted $25 million of floating-rate debt to fixed-rate debt. At year-end 1993, the net position was $50 million whereby the company converted fixed-rate debt to floating-rate debt. The differential between the fixed and floating rate amounts was accrued as an adjustment to interest expense. Also at December 31, 1994, the company had outstanding an interest rate option with a three-year term hedging $75 million of the company's fixed-rate debt.

Forward and option contracts are used to reduce foreign exchange rate risk. Forward contracts are used to reduce the exchange rate risk of certain foreign currency transactions. These agreements require the exchange of a foreign currency for U.S. dollars at a fixed rate at a future date. The carrying amounts of foreign currency forward contracts were adjusted at each balance sheet date for changes in exchange rates. At December 31, 1994 and 1993, there were contracts maturing within three months and twelve months, respectively, to sell $52 million and $98 million, respectively, of various foreign currencies. Option contracts are used to hedge probable anticipated sales by certain foreign subsidiaries. Gains and losses on these contracts are deferred and included in income in the same period as the related sales. At December 31, 1994, and 1993, the company had purchased currency options to exchange various foreign currencies for U.S. dollars totaling $83 million and $135 million, respectively. The contracts outstanding at December 31, 1994 mature within eighteen months and those outstanding at December 31, 1993 matured within twelve months. At the end of both years, net deferred unrealized gains were immaterial.

The fair value of financial instruments were estimated based on the following methods and assumptions:

    Cash and cash equivalents, accounts receivable and notes payable -- the carrying amount approximates fair value due to the short maturity of these instruments.

    Long-term debt -- the fair value is based on quoted market prices for the same or similar issues or the current rates offered to the company or its subsidiaries for debt with the same remaining maturities and terms.

    Foreign currency forward contracts -- the carrying value approximates fair value because these contracts are adjusted to their market value at the balance sheet date.

    Foreign currency option contracts and interest rate swaps and option -- the fair value is the amount the company would receive or pay to terminate the contracts based on quotes from brokers.

The carrying value and fair value of financial instruments are as follows:

------------------------------------------------------------------------------
                                                1994               1993
                                         -------------------------------------
                                         Carrying   Fair    Carrying   Fair
(Millions of dollars)                     Amount    Value    Amount    Value
------------------------------------------------------------------------------
                                                    Asset (Liability)
Long-term debt                           $(629)     $(645)   $(690)    $(815)
Foreign currency
  forwards                                  (2)        (2)       1         1
Foreign currency options                     3          3        1         2
Interest rate swaps and
  option                                    --          2       --         1
------------------------------------------------------------------------------

NOTE 5: INCOME TAXES

Effective January 1, 1992, the company adopted SFAS No. 109, "Accounting for Income Taxes."

Earnings before income taxes earned within or outside the United States are shown below:

------------------------------------------------------------------------------
(Millions of dollars)                               1994       1993      1992
------------------------------------------------------------------------------
Domestic
  Parent and subsidiaries                           $216       $ 43      $ 56
  Affiliates                                          --         --         1
Foreign
  Subsidiaries                                       189        157       206
  Affiliates                                           2         (6)       (2)
                                                    --------------------------
Earnings before income taxes                        $407       $194      $261
------------------------------------------------------------------------------

The provision for income taxes is composed of:

------------------------------------------------------------------------------
(Millions of dollars)                               1994       1993      1992
------------------------------------------------------------------------------
Taxes on domestic earnings
  Federal
    Current                                         $ 49       $ 14      $ 11
    Deferred                                          23         (6)        1
                                                    --------------------------
                                                      72          8        12
                                                    --------------------------
  State and other
    Current                                            4          1         3
                                                    --------------------------
  Total taxes on domestic earnings                    76          9        15
------------------------------------------------------------------------------
Taxes on foreign earnings
    Current                                           72         68        66
    Deferred                                          (5)        (9)        6
                                                    --------------------------
  Total taxes on foreign earnings                     67         59        72
------------------------------------------------------------------------------
Total income taxes                                  $143       $ 68      $ 87
------------------------------------------------------------------------------

Cash payments of income taxes were $93 million, $124 million and $106 million in 1994, 1993 and 1992, respectively.

Deferred income taxes reflect temporary differences between the valuation of assets and liabilities for financial and tax reporting. Details at December 31, 1994, and 1993 were:

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Deferred tax assets related to:
  Compensation and benefit programs                            $181      $165
  Alternative minimum tax credit carryforward                    41        47
  Research and foreign tax credit carryforwards                  19        27
  Accruals for waste disposal site remediation                   30        36
  Accruals for plant downsizing and writedowns                   28        30
  Inventories                                                    27        22
  All other                                                      32        30
  Valuation allowance                                            (8)      (11)
                                                               ---------------
    Total deferred tax assets                                  $350       $346
                                                               ---------------
Deferred tax liabilities related to:
  Tax over book depreciation                                   $269       $274
  Pension                                                        58         52
  All other                                                       7          9
                                                               ---------------
    Total deferred tax liabilities                             $334       $335
                                                               ---------------
    Net deferred tax asset                                     $ 16       $ 11
------------------------------------------------------------------------------

Deferred taxes, which are classified into a net current and non-current balance by tax jurisdiction, are presented in the balance sheet as follows:

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Prepaid expenses and other assets                              $ 95      $ 94
Other assets, net                                                19         6
Accounts payable and accrued liabilities                         (6)       (2)
Non-current deferred income taxes                               (92)      (87)
                                                               ---------------
    Net deferred tax asset                                     $ 16      $ 11
------------------------------------------------------------------------------

The valuation allowance was reduced by $3 million in 1994 and $6 million in 1993 due to usage of tax credit carryforwards.

The effective tax rate on income differs from the U.S. statutory tax rate due to the following:

------------------------------------------------------------------------------
                                                    1994       1993      1992
------------------------------------------------------------------------------
Statutory tax rate                                  35.0%      35.0%     34.0%
Research and other U.S. tax credits                 (0.9)      (3.1)     (1.1)
Asset dispositions                                    --        1.0        --
Effect of non-taxable currency items                (0.7)       1.1      (0.4)
Taxes on foreign earnings and tax
  adjustments of foreign subsidiaries                1.2        1.3       1.0
Other, net                                           0.5       (0.2)     (0.2)
                                                    --------------------------
Effective tax rate                                  35.1%      35.1%     33.3%
------------------------------------------------------------------------------

At December 31, 1994, the company had research tax credit carryforwards of $15 million and foreign tax credit carryforwards of $4 million available to reduce future U.S. income tax payments through 2009 and 1999, respectively. The company also had alternative minimum tax credit carryforwards of $41 million which are available to reduce future U.S. regular income tax payments over an indefinite period. In addition, the company has net operating loss carryforwards of $2 million and $20 million which are available to offset future U.S. taxable income through 2005 and future foreign taxable income through 2004, respectively.

Provision for U.S. income taxes, after applying statutory tax credits, was made on the unremitted earnings of foreign subsidiaries and affiliates which have not been reinvested abroad indefinitely. Unremitted earnings, after provision for applicable foreign income taxes, were approximately $374 million at December 31, 1994. If the foreign subsidiary and affiliate earnings were remitted as dividends, the amount of additional U.S. income taxes, after applying statutory tax adjustments, would not be material.

NOTE 6: INDUSTRY SEGMENT REPORTING AND
        INFORMATION ABOUT FOREIGN OPERATIONS

In accordance with the provisions of SFAS No. 14, the tables below present information for the years 1992-1994 related to the company's results in four industry segments: Polymers, Resins and Monomers; Plastics; Performance Chemicals, and Agricultural Chemicals. The results by industry segment are based on the company's current business organization. The company defines the industry segment for each product shipment (including intermediates) by the customer's use of the product shipped. Therefore, no inter-segment sales or eliminations are shown. In computing each segment's identifiable assets, production facilities that are shared by more than one segment are allocated to each segment on an annual utilization basis.

------------------------------------------------------------------------------
(Millions of dollars)                               1994       1993      1992
------------------------------------------------------------------------------
Sales to customers
  Polymers, Resins and Monomers                   $1,654     $1,519    $1,425
  Plastics                                           635        579       573
  Performance Chemicals                              806        762       682
  Agricultural Chemicals                             439        409       383
                                                  ----------------------------
Total                                             $3,534     $3,269    $3,063
------------------------------------------------------------------------------
Operating profit
  Polymers, Resins and Monomers                   $  268     $  153    $  200
  Plastics                                            95         16        65
  Performance Chemicals                               58         34        29
  Agricultural Chemicals                              66         64        48
                                                  ----------------------------
Total                                             $  487     $  267    $  342
------------------------------------------------------------------------------
Share of net earnings (losses) of affiliates
  Polymers, Resins and Monomers                   $    2    $     1    $    2
  Plastics                                            --         (7)       (3)
  Performance Chemicals                               --         --         1
  Corporate                                           --         --        (1)
                                                  ----------------------------
Total                                             $    2     $   (6)   $   (1)
------------------------------------------------------------------------------


------------------------------------------------------------------------------
(Millions of dollars)                               1994       1993      1992
------------------------------------------------------------------------------
Identifiable assets at year end
  Polymers, Resins and Monomers                   $1,525     $1,400    $1,325
  Plastics                                           552        517       575
  Performance Chemicals                            1,004        970       926
  Agricultural Chemicals                             380        313       326
                                                  ----------------------------
Total                                             $3,461     $3,200    $3,152
------------------------------------------------------------------------------
Investment in affiliates
  Polymers, Resins and Monomers                   $    6     $    6    $    4
  Plastics                                            46         56        79
                                                  ----------------------------
Total                                             $   52     $   62    $   83
------------------------------------------------------------------------------
Depreciation expense
  Polymers, Resins and Monomers                   $  102     $  101    $   83
  Plastics                                            44         44        49
  Performance Chemicals                               56         52        44
  Agricultural Chemicals                              17         17        17
  Corporate                                           12         12        10
                                                  ----------------------------
Total                                             $  231     $  226    $  203
------------------------------------------------------------------------------
Capital additions
  Polymers, Resins and Monomers                   $  176     $  137    $  108
  Plastics                                            53         38        48
  Performance Chemicals                               60        165        86
  Agricultural Chemicals                              36         23        28
  Corporate                                           14         19        13
                                                  ----------------------------
Total                                             $  339     $  382    $  283
------------------------------------------------------------------------------

In addition, the tables on the following page provide information pertaining to the company's operations in different geographic areas, in accordance with SFAS No. 14. Transfers between geographic areas are accounted for at market prices.

------------------------------------------------------------------------------
(Millions of dollars)                               1994       1993      1992
------------------------------------------------------------------------------
Sales to customers
  United States                                   $2,037     $1,901    $1,735
  Canada                                             107        101        98
  Europe                                             808        719       765
  Pacific                                            421        387       307
  Latin America                                      161        161       158
                                                  ----------------------------
Total                                             $3,534     $3,269    $3,063
------------------------------------------------------------------------------
Transfers between geographic areas
  United States                                   $  269     $  292    $  281
  Canada                                              35         26        26
  Europe                                             180        187       184
  Pacific                                              4          1         1
  Latin America                                       26          9         3
  Adjustments and eliminations                      (514)      (515)     (495)
                                                  ----------------------------
Total                                             $   --     $   --    $   --
------------------------------------------------------------------------------
Total sales
  United States                                   $2,306     $2,193    $2,016
  Canada                                             142        127       124
  Europe                                             988        906       949
  Pacific                                            425        388       308
  Latin America                                      187        170       161
  Adjustments and eliminations                      (514)      (515)     (495)
                                                  ----------------------------
Total                                             $3,534     $3,269    $3,063
------------------------------------------------------------------------------
Operating profit (loss)
  United States                                   $  337     $  164    $  170
  Canada                                               6          3         9
  Europe                                             143        121       150
  Pacific                                             (3)        (3)        2
  Latin America                                       (3)        (3)        4
  Adjustments and eliminations                         7        (15)        7
                                                  ----------------------------
Total                                             $  487     $  267    $  342
------------------------------------------------------------------------------
Identifiable assets at year end
  United States                                   $2,285     $2,122    $2,149
  Canada                                              54         53        49
  Europe                                             681        641       616
  Pacific                                            469        445       344
  Latin America                                      119        110       114
  Adjustments and eliminations                      (147)      (171)     (120)
                                                  ----------------------------
Total                                             $3,461     $3,200    $3,152
------------------------------------------------------------------------------

United States export sales to customers were $188 million in 1994 and $158 million in 1993 and 1992.

Total operating profit and total identifiable assets for both the segment and geographic results are reconciled below to consolidated earnings before income taxes and consolidated total assets. General corporate income (expense) represents interest income earned by general corporate assets, offset by the portion of total expenses incurred at corporate headquarters that do not relate directly to the operations of any geographic area or industry segment. General corporate assets primarily include cash and cash equivalents, advances to unconsolidated subsidiaries and affiliates and capitalized interest. Corporate capital additions include capitalized interest cost. The reconciliation of operating profits and identifiable assets to consolidated totals is as follows:

------------------------------------------------------------------------------
(Millions of dollars)                               1994       1993      1992
------------------------------------------------------------------------------
Total operating profit                            $  487     $  267    $  342
Interest expense                                     (46)       (41)      (53)
General corporate expense                            (36)       (26)      (27)
Interest in net earnings (losses) of affiliates        2         (6)       (1)
                                                  ----------------------------
Earnings before income taxes                      $  407     $  194    $  261
------------------------------------------------------------------------------
Identifiable assets at year end                   $3,461     $3,200    $3,152
General corporate assets                             348        262       282
Investment in affiliates                              52         62        83
                                                  ----------------------------
Total assets at year end                          $3,861     $3,524    $3,517
------------------------------------------------------------------------------

The data presented above differ in certain ways from the company's results by business group and customer location presented on page 23. The customer location data on page 23 reflect the company's major marketing profit centers relative to customer location, while the above data are categorized by the geographic location from which the goods were shipped. Charges in 1993 associated with the Lipari lake and marsh remediation are included in Corporate for management purposes, but are allocated among businesses for purposes of this footnote. Other differences include the manner of directly assigning or allocating certain parts of administrative expense, research expense, interest income and expense, other income and expense and equity in affiliates. In addition, the earnings data on page 23 are on an after-tax basis.

NOTE 7: PENSION PLANS

The company has noncontributory pension plans which provide defined benefits to domestic and non-U.S. employees meeting age and length of service requirements. The following disclosures include amounts for both the U.S. and significant foreign pension plans. Pension cost determined in accordance with plan provisions is presented below:

------------------------------------------------------------------------------
(Millions of dollars)                               1994       1993      1992
------------------------------------------------------------------------------
Pension cost                                       $ (14)     $ (14)    $ (21)
Pension benefit payments                              77         41       108
------------------------------------------------------------------------------

The negative pension cost primarily reflects recognition of favorable investment experience as stipulated by SFAS No. 87. The pension benefit payments in 1994 and 1992 included payments related to voluntary early retirement incentives and a severance benefit program.

Pension cost includes the following components:

------------------------------------------------------------------------------
(Millions of dollars)                               1994       1993      1992
------------------------------------------------------------------------------
Service cost -- benefits
  earned during the year                            $ 36       $ 30      $ 29
Interest cost on projected
  benefit obligation                                  56         55        54
Return on plan assets
    -- actual                                 $   9      $(194)      $(76)
    -- less deferred                           (103)       109        (11)
                                              -----       ----      -----
                                                     (94)       (85)      (87)
Other amortization, net                               --         (2)       (3)
Amortization of net gain
  existing at adoption of
  SFAS No. 87                                        (12)       (12)      (14)
                                                    ----       ----      ----
Net pension cost                                    $(14)      $(14)     $(21)
------------------------------------------------------------------------------

The early retirement and severance benefit programs resulted in a pre-tax gain of $1 million in 1994 and $5 million in 1992, as settlement gains from retirees electing lump-sum distributions exceeded the cost of the special termination benefits.

The funded status of these plans at year end was as follows:

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Actuarial present value of plan benefits
  Vested                                                     $  559    $  593
  Nonvested                                                      --        --
                                                             ----------------
Accumulated benefit obligation                                  559       593
Effect of projected future compensation increase                170       187
                                                             ----------------
Projected benefit obligation                                    729       780
Plan assets at market value                                   1,067     1,165
                                                             ----------------
Plan assets in excess of projected benefit obligation           338       385
Unrecognized net gain existing at adoption of SFAS No. 87       (81)      (97)
Other unrecognized net gain                                    (131)     (166)
                                                             ----------------
Prepaid pension cost                                         $  126    $  122
------------------------------------------------------------------------------

Net assets of the pension trusts, which primarily consist of common stocks and debt securities, were measured at market value. For U.S. plans, the assumed long-term rate of return on trust assets was 8.5% in 1994 and 1993. Pension benefit obligations were determined from actuarial valuations using an assumed discount rate of 8% at December 31, 1994, and 7% at December 31, 1993 and an assumed long-term rate of compensation increase of 5% in 1994 and 1993. Non-U.S. plans assumed an average rate of return on trust assets of 9.2% in 1994 and 1993, an average discount rate for pension benefit obligations of 8.9% in 1994 and 8.5% in 1993, and an average 6.3% long-term rate of compensation increase in 1994 and 1993. The company transferred excess pension plan assets of $12 million and $15 million in 1994 and 1993, respectively, to fund retiree medical expenses as allowed by U.S. tax regulations.

The company has a noncontributory unfunded pension plan which provides supplemental defined benefits to senior U.S. managers meeting age and length of service requirements. Pension cost determined in accordance with plan provisions was $6 million, $5 million and $3 million in 1994, 1993 and 1992, respectively. Pension benefit payments for this plan were $3 million in 1994 and $2 million in 1993 and 1992.

The status of this plan at year end was as follows:

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Actuarial present value of plan benefits
  Vested                                                       $ 44      $ 37
  Nonvested                                                      --        --
                                                             ----------------
Accumulated benefit obligation                                   44        37
Effect of projected future compensation increase                  2         2
                                                             ----------------
Projected benefit obligation                                     46        39
Unrecognized net loss existing at adoption of SFAS No. 87        (2)       (2)
Other unrecognized loss                                         (20)      (16)
Adjusted minimum liability                                       20        12
                                                             ----------------
Accrued pension benefit obligation                             $ 44      $ 33
------------------------------------------------------------------------------

Pension benefit obligations were determined from actuarial valuations using an assumed discount rate of 8% at December 31, 1994, and 7% at December 31, 1993, and an assumed long-term rate of compensation increase of 5% in 1994 and 1993.

NOTE 8: EMPLOYEE BENEFITS

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Postretirement health care and life
  insurance benefits                                           $300      $280
Postemployment benefits                                          20        29
Unfunded executive pension plan (see Note 7)                     41        31
Unfunded foreign pension liabilities (see Note 7)                16        13
                                                               --------------
Total                                                          $377      $353
------------------------------------------------------------------------------

Effective January 1, 1993, the company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This accounting standard requires the recognition of the liability for future costs of compensation and benefits which will be paid to employees who are on disability leave. The decrease in 1994 was a result of a regulatory change whereby Medicare became the primary insurer for certain disabled persons and an increase in the discount rate from 6% to 8% due to higher interest rates.

The company provides health care and life insurance benefits for substantially all of its domestic retired employees, for which the company is self-insured. In general, employees who have at least 15 years of service and are 55 years of age are eligible for continuing health and life insurance coverage. Retirees contribute toward the cost of such coverage.

The status of the plans at year end was as follows:

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  Retirees                                                     $182      $185
  Fully eligible active plan participants                        76        96
  Other active plan participants                                 69        76
                                                               --------------
Total accumulated postretirement benefit obligation            $327      $357
  Unrecognized prior service cost                                (1)       (1)
  Unrecognized losses                                            (9)      (58)
                                                               --------------
Total accrued postretirement benefit
  obligation                                                   $317      $298
------------------------------------------------------------------------------

The accrued postretirement benefit obligation is recorded in "accrued liabilities" (current) and "employee benefits" (non-current).

Net periodic postretirement benefit cost includes the following components:

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Service cost of benefits earned                                 $ 6       $ 5
Interest cost on accumulated postretirement
  benefit obligation                                             24        24
Net amortization                                                  2        --
                                                                -------------
Net periodic postretirement benefit cost                        $32       $29
------------------------------------------------------------------------------

The calculation of the accumulated postretirement benefit obligation assumes a 10% annual rate of increase in the health care cost trend rate. The company's plan limits its cost for health care coverage to an increase of 10% or less each year, subject ultimately to a maximum cost equal to double the 1992 cost level. Increases in retiree health care costs in excess of these limits will be assumed by retirees.

A one percentage point increase in the annual health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately $5 million, with an immaterial effect on annual postretirement benefit cost. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 8% at December 31, 1994, and 7% at December 31, 1993.

NOTE 9: ACCOUNTS RECEIVABLE, NET

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Customers                                                      $622      $541
Unconsolidated subsidiaries and affiliates                       23        25
Employees                                                         4         6
Other                                                            41        42
                                                               --------------
                                                                690       614
Less allowance for losses                                        11        10
                                                               --------------
Total                                                          $679      $604
------------------------------------------------------------------------------

NOTE 10: INVENTORIES

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Finished products and work in process                          $378      $297
Raw materials                                                    52        49
Supplies                                                         57        48
                                                               --------------
Total                                                          $487      $394
------------------------------------------------------------------------------

Beginning inventories used in determining 1994 and 1993 cost of goods sold were $394 million and $437 million, respectively. Inventories amounting to $417 million and $377 million were valued using the LIFO method at December 31, 1994, and 1993, respectively. The excess of current cost over the stated amount for inventories valued under the LIFO method approximated $131 million and $98 million at December 31, 1994, and 1993, respectively. Liquidation of prior years' LIFO inventory layers in 1994 and 1993 did not materially affect cost of goods sold in either year.

NOTE 11: PREPAID EXPENSES AND OTHER ASSETS

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Prepaid expenses                                               $ 41      $ 51
Deferred tax benefits                                            95        94
Notes receivable                                                  2         5
Other current assets                                              9        17
                                                               --------------
Total                                                          $147      $167
------------------------------------------------------------------------------

NOTE 12: LAND, BUILDINGS AND EQUIPMENT, NET

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Land                                                         $   53    $   51
Buildings and improvements                                      710       679
Machinery and equipment                                       2,773     2,665
Capitalized interest cost                                       176       162
Construction                                                    257       139
                                                             ----------------
                                                              3,969     3,696
Less accumulated depreciation                                 2,009     1,827
                                                             ----------------
Total                                                        $1,960    $1,869
------------------------------------------------------------------------------

The principal lives (in years) used in determining depreciation rates of various assets are: buildings and improvements (10-50); machinery and equipment (5-20); automobiles, trucks and tank cars (3-10); furniture and fixtures, laboratory equipment and other assets (5-10).

Gross book values of assets depreciated by accelerated methods totaled $1,258 million and $1,298 million at December 31, 1994, and 1993, respectively. Assets depreciated by the straight-line method totaled $2,401 million and $2,208 million at December 31, 1994, and 1993, respectively.

In 1994, 1993 and 1992 respectively, interest costs of $14 million, $19 million and $13 million were capitalized and added to the gross book value of land, buildings and equipment. Amortization of such capitalized costs included in depreciation expense was $12 million in 1994 and 1993, and $10 million in 1992.

NOTE 13: OTHER ASSETS, NET

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Prepaid pension costs                                          $126      $122
Goodwill                                                        101       104
Patents, trademarks, etc.                                        52        47
Probable insurance recoveries for
  environmental remediation                                      72        72
Deferred tax benefits                                            19         6
Other noncurrent assets                                          29        37
                                                               --------------
                                                                399       388
Less accumulated amortization of intangible assets               28        21
                                                               ---------------
Total                                                          $371      $367
------------------------------------------------------------------------------

NOTE 14: NOTES PAYABLE

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Short-term borrowings                                          $ 49      $ 69
Current portion of long-term debt                               108        14
                                                               ---------------
Total                                                          $157      $ 83
------------------------------------------------------------------------------

The majority of short-term borrowings represent bank debt owed by foreign subsidiaries.

NOTE 15: LONG-TERM DEBT

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
9.80% notes due 2020                                           $150      $150
9.875% notes due 2000                                           100       100
9.375% debentures due 2019                                      100       100
4.40% - 6.72% notes (yen denominated)
  due 1996 to 2008                                               88        83
9.625% notes due 1998                                            --        75
9.50% notes due 2021                                             75        75
6.60% obligation due through 2012                                52        55
5.67% notes due 1998                                             30        30
6.92% note due annually through 1997                             22        --
4.50% note due 1995                                              --         6
11.75% note (sterling denominated) due
  annually to 1997                                                3         5
Other                                                             9        11
                                                               ---------------
Total                                                          $629      $690
------------------------------------------------------------------------------

On November 15, 1994, the company exercised the call provision on its $75 million, 9.625% notes due 1998. The notes were redeemed at par plus accrued interest on January 3, 1995 out of cash on hand. At December 31, 1994, these notes were classified as current portion of long-term debt.

The company has revolving credit agreements totaling $250 million which expire in 1999. These agreements, which carry various interest rates and fees, are available to support commercial paper borrowings. Several permit foreign subsidiaries to borrow local currencies and Eurocurrencies. At December 31, 1994, $10 million was outstanding under these agreements.

The various loan agreements contain certain restrictions with respect to tangible net worth and maintenance of working capital. Due to the repayment of certain debt in 1993, retained earnings are now free of any dividend restrictions.

Total cash used for the payment of interest expense, net of amounts capitalized, was $45 million, $46 million and $54 million in 1994, 1993 and 1992, respectively.

Long-term debt maturing in the next five years is:

-------------------------------------------------------
(Millions of dollars)
-------------------------------------------------------
1995         $108                 1998         $ 48
1996           30                 1999            8
1997           25
-------------------------------------------------------

NOTE 16: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Trade payables                                                 $287      $234
Salaries and wages                                               69        61
Social Security and other taxes                                  25        33
Interest                                                         16        15
Employee benefits                                                25        23
Reserves for environmental remediation                           76        76
Reserves for plant shutdowns                                     32         7
Other                                                           169       166
                                                               --------------
Total                                                          $699      $615
------------------------------------------------------------------------------

NOTE 17: OTHER LIABILITIES

------------------------------------------------------------------------------
(Millions of dollars)                                          1994      1993
------------------------------------------------------------------------------
Reserves for environmental remediation                         $100      $115
Reserves for plant shutdowns                                     28        43
Other                                                            22        23
                                                               ---------------
Total                                                          $150      $181
------------------------------------------------------------------------------

NOTE 18: STOCKHOLDERS' EQUITY

The company has the authorization to issue up to 25 million shares of preferred stock. The outstanding preferred stock was issued in connection with the acquisition of Shipley Company in 1992. The company may issue up to an additional 124,535 of these preferred shares for the exercise of outstanding Shipley stock options. This preferred stock pays an annual cumulative dividend of $2.75 per share. It has antidilution protection against stock splits, stock dividends and certain issuances of additional securities and extraordinary dividends. This preferred stock is convertible at any time at the holder's option into Rohm and Haas common stock at the rate of .7812 shares of common stock for each share of preferred stock. Holders of the preferred stock are entitled to one vote per share. The company has the option to redeem the preferred stock on or after June 12, 1999, at a fixed redemption price of $50.62, payable in Rohm and Haas common stock. The redemption price reduces each year to a final price of $50 on or after June 12, 2002.

Dividends paid on ESOP shares, used as a source of funds for meeting the ESOP financing obligation, were $9 million in 1994 and $8 million in 1993. These dividends were recorded net of the related U.S. tax benefit. The number of ESOP shares not allocated to plan members at December 31, 1994, and 1993 were 5.3 million and 5.6 million, respectively.

The company recorded compensation expense of $7 million in 1994 and $6 million in 1993 for ESOP shares allocated to plan members. The company expects to record annual compensation expense at approximately this level over the next 26 years as the remaining $156 million of ESOP shares are allocated. The allocation of shares from the ESOP is expected to fund a substantial portion of the company's future obligation to match employees savings plan contributions as the market price of Rohm and Haas stock appreciates.

Purchases of treasury stock in 1994 totaled 123,345 shares, compared with 6,975 and 17,618 shares in 1993 and 1992, respectively.

NOTE 19: STOCK OPTION PLAN

The company has granted stock options to key employees under its Stock Option Plans of 1975, 1984 and 1992. Options granted pursuant to the plans are priced at the fair market value of the common stock on the date of the grant. The status of the company's stock options is presented below:

------------------------------------------------------------------------------
                                                     Shares      Per-share
(Thousands)                                       Outstanding      Price
------------------------------------------------------------------------------
Balance at December 31, 1992                          713      $20.13-$54.63
  Granted                                             104       52.19- 54.19
  Exercised                                            54       20.13- 43.44
Balance at December 31, 1993                          763       20.79- 54.63
  Granted                                             101       58.75- 62.44
  Exercised                                           115       20.79- 54.19
Balance at December 31, 1994                          749       20.79- 62.44
------------------------------------------------------------------------------

Exercisable stock options were 648,000, 659,000 and 597,000 at year-end 1994, 1993 and 1992, respectively. At December 31, 1994, 2,293,000 shares remain available for grant under the Stock Option Plan of 1992.

NOTE 20: LEASE AND RENTAL COMMITMENTS

The company leases certain properties and equipment used in its operations, primarily under operating leases. Under most operating lease agreements, the company pays a minimum rental, plus contingent rental, based on equipment usage and escalation factors. The net rental expense for such property was $63 million for 1994, $52 million in 1993 and $49 million in 1992.

The company is committed under the terms of non-cancellable operating leases for future rentals as follows:

------------------------------------------------------
(Millions of dollars)
------------------------------------------------------
1995           $31                1999             $ 5
1996            20                2000-2004         11
1997            13                After 2004        13
1998             9
------------------------------------------------------

Leases that meet the criteria for capitalization set forth in SFAS No. 13 have been classified and accounted for as capital leases. Land, buildings and equipment, net, includes $3 million at the end of 1994 and 1993, for assets recorded under capitalized leases. The related obligations for these leases, which totaled $2 million at the end of 1994 and 1993, are included in notes payable and long-term debt.

NOTE 21: CONTINGENT LIABILITIES, GUARANTEES AND
         COMMITMENTS

(a) Environmental

There is an inherent risk of environmental damage in chemical manufacturing operations. The company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage. These laws and regulations require the company to make significant expenditures for remediation, capital improvements and operating environmental protection equipment. Future developments and even more stringent environmental regulations may require the company to make additional unforeseen environmental expenditures. The company's major competitors are confronted by substantially similar environmental risks and regulations.

The company is a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's (EPA) Superfund priority list. The company also is involved in corrective actions at some of its manufacturing facilities. Accruals for expected future remediation costs are in accordance with the provisions of SFAS No. 5, "Accounting For Contingencies," which requires an accrual to be recorded when it is probable a liability has been incurred and costs are reasonably estimable. The company considers a broad range of information when determining the amount of the accrual, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for this or similar sites, the liability of other parties, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are updated quarterly as additional technical and legal information becomes available. Major sites for which reserves have been provided are: the non-company-owned Lipari and Woodland sites in New Jersey and Whitmoyer in Pennsylvania, and company-owned sites in Bristol and Philadelphia, Pennsylvania. In addition, the company has provided for future costs at approximately 80 other sites where it has been identified as potentially responsible for cleanup costs and, in some cases, damages for alleged personal injury or property damage.

The amounts charged to earnings before tax for environmental remediation were $31 million, $57 million and $23 million in 1994, 1993 and 1992, respectively. The charge in 1993 included $50 million for remediation of lake and marsh property near the Lipari landfill. The reserves for remediation were $176 million and $191 million at December 31, 1994, and 1993, respectively, and are recorded as "other liabilities" (current and long-term). Probable insurance recoveries were $72 million at December 31, 1994, and 1993. Insurance carriers have denied coverage in most cases and the company has initiated legal action in New Jersey and Pennsylvania. In estimating probable insurance recovery amounts, the company has considered various factors, including the terms of the insurance policies which are applicable to each site, policy limits, the law which is likely to be applied in the jurisdiction, and the facts as currently understood by the company. Based upon all of these factors and the opinion of counsel, the company has concluded that the recorded amount of insurance coverage is probable of recovery.

In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies related to environmental matters of approximately $110 million at December 31, 1994. Further, the company knows that additional future environmental remediation may be required, but these loss contingencies are not reasonably estimable at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the alternative methods of remediation and the range of cost associated with those alternatives. The company believes that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

The company and SmithKline Beecham (SKB) are remediating the Whitmoyer site under an interim cost-sharing agreement. SKB has sued the company claiming indemnification pursuant to the agreement of sale under which Rohm and Haas sold Whitmoyer to SKB. The company has accrued the amount it is required to pay under the interim cost-sharing agreement and has included the balance of the remedial costs in the reasonably possible loss contingencies disclosed above. A decision is expected during 1995.

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

Additions to land, buildings and equipment are scheduled at approximately $400 million for 1995. At December 31, 1994, construction commitments totaled approximately $55 million.

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

The company's financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report below. Their audit was conducted in accordance with generally accepted auditing standards and included a review of internal accounting controls to the extent considered necessary to determine the audit procedures required to support their opinion.

The audit committee of the board of directors, composed entirely of non-employee directors, recommends to the board of directors the selection of the company's independent auditors, approves their fees and considers the scope of their audits, audit results, the adequacy of the company's internal accounting control systems and compliance with the company's code of business conduct.


/s/ J. LAWRENCE WILSON                    /s/ FRED W. SHAFFER

    J. LAWRENCE WILSON                        FRED W. SHAFFER
    Chairman of the Board                     Vice President and
    and Chief Executive Officer               Chief Financial Officer

-----------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders      KPMG PEAT MARWICK LLP
                                             1600 Market Street
Rohm and Haas Company:                       Philadelphia, Pennsylvania 19103

We have audited the accompanying consolidated balance sheets of Rohm and Haas Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rohm and Haas Company and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 5 and 8 to the consolidated financial statements, the company adopted the provisions of Financial Accounting Standards Board Statement No. 112, "Accounting for Postemployment Benefits" in 1993, and the provisions of Financial Accounting Standards Board Statements No. 106, "Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes" in 1992.

/s/ KPMG Peat Marwick LLP
    February 20, 1995

Rohm and Haas Company and Subsidiaries
ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Millions of dollars, except
per-share amounts)             1994       1993     1992     1991     1990     1989     1988     1987     1986     1985     1984
--------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                   $ 3,534   $  3,269  $ 3,063  $ 2,763  $ 2,824  $ 2,661  $ 2,535  $ 2,203  $ 2,067  $ 2,051  $ 2,042
Cost of goods sold            2,267      2,174    2,014    1,861    1,894    1,820    1,646    1,430    1,346    1,400    1,365
                            ----------------------------------------------------------------------------------------------------
Gross profit                  1,267      1,095    1,049      902      930      841      889      773      721      651      677
Selling and administrative
  expense                       591        590      549      470      454      401      381      335      320      300      285
Research and development
  expense                       201        205      199      183      178      175      156      142      133      124      109
Interest expense                 46         41       53       48       37       39       32       31       36       51       44
Other expense (income), net      22         65      (13)     (39)     (52)     (25)     (26)     (38)      13      (51)     (47)
                            ----------------------------------------------------------------------------------------------------
Earnings before income taxes    407        194      261      240      313      251      346      303      219      227      286
Income taxes                    143         68       87       77      106       75      116      108       81       86      114
                            ----------------------------------------------------------------------------------------------------
EARNINGS BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING
  CHANGES                   $   264    $   126  $   174  $   163  $   207  $   176  $   230  $   195  $   138  $   141  $   172
CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES             --        (19)    (179)      --       --       --       --       --       --       --       --
NET EARNINGS (LOSS)         $   264    $   107  $    (5) $   163  $   207  $   176  $   230  $   195  $   138  $   141  $   172
--------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)
  APPLICABLE TO COMMON
  SHAREHOLDERS              $   257    $    99  $   (11) $   157  $   207  $   176  $   230  $   195  $   138  $   141  $   172
--------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER COMMON
  SHARE BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING
  CHANGES                   $  3.79    $  1.74  $  2.53  $  2.45  $  3.10  $  2.65  $  3.46  $  2.85  $  2.01  $  2.01  $  2.24
--------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER
  COMMON SHARE              $  1.44    $  1.36  $  1.28  $  1.24  $  1.22  $  1.16  $  1.02  $   .86  $   .78  $   .70  $   .60
--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION--YEAR END
--------------------------------------------------------------------------------------------------------------------------------
  Working capital           $   508    $   499  $   533  $   606  $   424  $   434  $   485  $   486  $   507  $   480  $   427
  Gross fixed assets          3,969      3,696    3,470    3,015    2,770    2,396    2,062    1,754    1,627    1,503    1,446
  Total assets                3,861      3,524    3,517    2,897    2,702    2,455    2,242    1,954    1,842    1,734    1,633
  Long-term debt                629        690      699      718      598      359      288      258      278      245      172
  Stockholders' equity        1,620      1,441    1,428    1,235    1,137    1,311    1,207    1,053    1,002      936      965
FINANCIAL RATIOS
--------------------------------------------------------------------------------------------------------------------------------
  As a percent of sales
    Gross profit               35.9%      33.5%    34.2%    32.6%    32.9%    31.6%    35.1%    35.1%    34.9%    31.7%    33.2%
    Selling, administrative
      and research expense     22.4       24.3     24.4     23.6     22.4     21.6     21.2     21.7     21.9     20.7     19.3
    Earnings before cumulative
      effect of accounting
      changes                   7.5        3.9      5.7      5.9      7.3      6.6      9.1      8.9      6.7      6.9      8.4
  Debt-to-equity ratio at
    year end*                  44.3%      48.2%    50.1%    50.0%    48.0%    40.5%    37.6%    34.7%    38.7%    44.3%    31.8%
  Return on common
    stockholders' equity*+     16.5%       8.1%    11.4%    11.2%    15.2%    14.0%    20.4%    19.0%    14.3%    14.9%    18.4%
  Ten-year compound growth rate
    Sales                       5.6%       5.7%     5.3%     3.9%     5.1%     5.3%     7.3%     7.0%     7.4%     8.7%     8.9%
    Earnings per common share
      before cumulative effect
      of accounting changes     5.4       (0.9)     8.6      7.4      9.9      7.1     17.0     19.0     13.4     17.5      8.7
    Cash dividends per
      common share              9.1       10.5     10.5     11.2     13.0     14.9     16.1     15.1     14.0     12.6     12.0
GENERAL
--------------------------------------------------------------------------------------------------------------------------------
  FOR THE YEAR
    Volume of shipments,
      millions of units       4,549      4,214    3,750    3,267    3,336    3,259    3,143    2,808    2,619    2,735    2,695
    Additions to land,
      buildings and
      equipment             $   339    $   382  $   283  $   265  $   412  $   385  $   338  $   222  $   179  $   159  $   134
    Depreciation                231        226      203      183      159      150      128      112      103      101       93
    Cash dividends              102         97       88       80       79       77       67       59       54       49       46
    Wages and salaries      $   632    $   616  $   589  $   540  $   520  $   481  $   457  $   420  $   390  $   367  $   350
    Common stock price
      High                  $68-1/2    $    62  $59-5/8  $48-1/2  $    37  $37-1/2  $37-1/2  $53-1/4  $38-3/4  $26-1/2  $    23
      Low                    53-1/4     47-1/4   42-3/4   32-3/4   24-1/4       31       28       24   23-7/8   18-1/2       16
      Year-end close         57-1/8     59-1/2   53-1/2   43-1/2   34-7/8   34-3/4   34-3/8   31-5/8   34-7/8   25-1/2   21-1/4
    Average number of
      shares outstanding
      in thousands           67,707     67,619   66,396   64,103   66,218   66,593   66,561   68,578   68,963   70,416   76,806
  AT YEAR END
    Number of registered
      common stockholders     4,907      5,120    5,653    5,796    6,088    5,816    5,695    5,864    5,540    5,492    5,681
    Number of employees      12,211     12,985   13,619   12,872   12,920   13,040   12,444   12,021   11,972   11,840   11,911
--------------------------------------------------------------------------------------------------------------------------------

*Excluding ESOP adjustment and including common stock that was to be purchased in 1995
+Earnings excluding cumulative effect of accounting changes
See accompanying notes on page 56.
See 1994, 1993 and 1992 results in Management Discussion and Analysis on pages 22 to 31.

NOTES

A. Earnings in 1993 included charges of 47 cents per common share for remediation of property near the Lipari landfill, 24 cents per common share for cancelling construction of a plastics manufacturing facility in England and 27 cents per common share for the writedown of the imidized plastics production line in Kentucky. Results also included a gain of 16 cents per common share for the sale of Supelco, Inc.

B. Effective January 1, 1993, the company adopted a new accounting standard for postemployment benefits. The cumulative effect of the change as of the adoption date was a charge of 28 cents per common share. The impact on 1993 earnings was an after-tax charge of 1 cent per common share.

C. Results in 1992 included a 56 cents-per-common-share charge for the estimated costs of downsizing a manufacturing site in Philadelphia.

D. Effective January 1, 1992, the company adopted new accounting standards for postretirement benefits and income taxes. The cumulative effect of these accounting changes as of the adoption date was a charge of $2.69 per common share. The impact on 1992 results was an after-tax charge of 11 cents per common share.

E. Earnings in 1991 included a gain of 36 cents per share on the sales of land and securities and a 50 cents-per-share charge for certain accruals for waste disposal site cleanup costs.

F. Unusual transactions in 1990 boosted net income by 6 cents per share. The unusual transactions included gains from favorable litigation settlements and asset sales, offset by asset writeoffs, increased accruals for environmental cleanup costs, and charges for a voluntary early retirement incentive.

                        SHAREHOLDER INFORMATION

1995 ANNUAL MEETING

The 1995 Annual Meeting of Stockholders will be held at WHYY
Studios, Independence Mall West, 150 N. Sixth Street, Philadelphia, Pennsylvania, at 10:30 a.m. on Monday, May 1st. Formal notice of the meeting, the proxy statement and form of proxy will be mailed on March 24, 1995.

FORM 10-K REPORT

A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K will be provided upon request to the Public Relations Department, Rohm and Haas Company, 100 Independence Mall West, Philadelphia, Pennsylvania, 19106-2399 (215) 592-3045.

STOCK EXCHANGE
LISTING

Rohm and Haas Company stock trades on the New York Stock Exchange under the ROH symbol.

STOCK TRANSFER AGENT
AND REGISTRAR

Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, North Carolina 27102
1-800-633-4236

INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
1600 Market Street
Philadelphia, Pennsylvania 19103
(215) 299-3100

MANAGEMENT COMMITTEE:

ID: GRAPHIC (PHOTOGRAPH)

BASIL A. VASSILIOU
Vice President, Regional Director,
Europe; Business Group Executive,
Plastics
Dr. Vassiliou, 60, joined Rohm and
Haas in 1960.

ID: GRAPHIC (PHOTOGRAPH)

ROBERT P. VOGEL
Vice President and General Counsel
Mr. Vogel, 50, has been with the
company since 1977.

ID: GRAPHIC (PHOTOGRAPH)

ROBERT E. NAYLOR, JR.
Group Vice President, Regional
Director, North America
Dr. Naylor, 62, began his career
with Rohm and Haas in 1981.

ID: GRAPHIC (PHOTOGRAPH)

RAJIV L. GUPTA
Vice President, Regional Director,
Pacific
Mr. Gupta, 49, joined Rohm and Haas
in 1971.

ID: GRAPHIC (PHOTOGRAPH)

RICHARD G. PETERSON
Vice President, Business Group
Executive, Performance Chemicals
Dr. Peterson, 56, began his career
with the company in 1965.

ID: GRAPHIC (PHOTOGRAPH)

J. MICHAEL FITZPATRICK
Vice President, Director of
Corporate Research
Dr. Fitzpatrick, 48, has been with
Rohm and Haas since 1975.

ID: GRAPHIC (PHOTOGRAPH)

ENRIQUE F. MARTINEZ
Vice President, Regional Director,
Latin America
Mr. Martinez, 57, joined Rohm and
Haas in 1967.

ID: GRAPHIC (PHOTOGRAPH)

FRANK R. ROBERTSON
Vice President, Business Director,
Polymers and Resins, North America
Mr. Robertson, 54, has been with
Rohm and Haas since 1966.


DIRECTORS:

GEORGE B. BEITZEL
Retired Senior Vice President and
Director, International Business
Machines Corporation
Mr. Beitzel, 66, has been a
director since 1983.
Committees: 1, 5 (Chairman), 6, 7

DANIEL B. BURKE
Director and Retired Chief
Executive Officer and President,
Capital Cities/ABC, Inc.
Mr. Burke, 66, has been a director
since 1986.
Committees: 2, 4 (Chairman), 6, 7

EARL G. GRAVES
Chairman and Chief Executive
Officer, Earl G. Graves, Ltd.;
Chairman and Chief Executive
Officer of Pepsi-Cola of
Washington, D.C.; Publisher and
Editor of Black Enterprise Magazine
Mr. Graves, 60, has been a director
since 1984.
Committees: 2, 4, 6, 7 (Chairman)

JAMES A. HENDERSON
Chairman, Chief Executive Officer
and Director, Cummins Engine
Company, Inc.
Mr. Henderson, 60, has been a
director since 1989.
Committees: 1, 5, 6, 7

JOHN H. MCARTHUR
Dean, Harvard Business School
Dr. McArthur, 60, has been a
director since 1977.
Committees: 1 (Chairman), 5, 6, 7

PAUL F. MILLER, JR.
Partner in Miller Associates, and
Limited Partner in Miller, Anderson
& Sherrerd, investment managers
Mr. Miller, 67, has been a director
since 1969.
Committees: 1, 3, 5, 6 (Chairman), 7

SANDRA O. MOOSE
Senior Vice President and Director,
The Boston Consulting Group, Inc.
Dr. Moose, 53, has been a director
since 1981.
Committees: 2 (Chairman), 3, 4, 6, 7

JOHN P. MULRONEY
President and Chief Operating
Officer, Rohm and Haas Company
Mr. Mulroney, 59, has been a
director since 1982.
Committees: 2, 3, 7

ROBERT E. NAYLOR, JR.
Group Vice President and Regional
Director for North America, Rohm
and Haas Company
Dr. Naylor, 62, has been a
director since 1986.
Committees: 5, 7

GILBERT S. OMENN
Dean, School of Public Health and
Community Medicine, University of
Washington, Seattle
Dr. Omenn, 53, has been a director
since 1987.
Committees: 1, 5, 6, 7

RONALDO H. SCHMITZ
Member of the Board of Managing
Directors of Deutsche Bank, AG
Dr. Schmitz, 56, has been a
director since 1992.
Committees: 1, 5, 6, 7

ID: MANAGEMENT COMMITTEE:
    CONTINUED FROM PAGE 58

ID: GRAPHIC (PHOTOGRAPH)

MARISA L. GUERIN
Vice President and Director,
Corporate Human Resources
Ms. Guerin, 42, joined the company
in 1984.

ID: GRAPHIC (PHOTOGRAPH)

J. LAWRENCE WILSON
Chairman and CEO
Mr. Wilson, 59, has been with Rohm
and Haas since 1965.

ID: GRAPHIC (PHOTOGRAPH)

JOHN P. MULRONEY
President and COO
Mr. Mulroney, 59, joined the
company in 1958.

ID: GRAPHIC (PHOTOGRAPH)

CHARLES M. TATUM
Vice President, Business Unit
Director, Plastics Additives
Dr. Tatum, 47, began his career
with the company in 1979.

ID: GRAPHIC (PHOTOGRAPH)

DONALD C. GARAVENTI
Vice President, Business Group
Executive, Polymers, Resins and
Monomers; Business Unit Director,
Polymers and Resins
Mr. Garaventi, 58, has been with
Rohm and Haas since 1958.

ID: GRAPHIC (PHOTOGRAPH)

FRED W. SHAFFER
Vice President, Chief Financial
Officer
Mr. Shaffer, 62, joined the company
in 1960.

ID: GRAPHIC (PHOTOGRAPH)

JOHN F. TALUCCI
Vice President, Business Group
Executive, Agricultural Chemicals
Mr. Talucci, 55, has been with the
company since 1962.



ID: DIRECTORS
    CONTINUED FROM PAGE 58

ALAN SCHRIESHEIM
Chief Executive Officer and
Director, Argonne National
Laboratory
Dr. Schriesheim, 65, has been a
director since 1989.
Committees: 2, 4, 6, 7

MARNA C. WHITTINGTON
Partner, Miller, Anderson &
Sherrerd
Dr. Whittington, 47, has been a
director since 1989.
Committees: 1, 3, 5, 6, 7

J. LAWRENCE WILSON
Chairman of the Board and Chief
Executive Officer, Rohm and Haas
Company
Mr. Wilson, 59, has been a director
since 1977.
Committees: 3 (Chairman), 7

OTHER
OFFICERS:

PAUL J. BADUINI
Vice President

ALBERT H. CAESAR
Vice President

NANCE K. DICCIANI
Vice President

ROBERT M. DOWNING
Vice President

DAVID T. ESPENSHADE
Vice President

HOWARD C. LEVY
Vice President

PHILIP G. LEWIS
Vice President

WILLIAM H. STAAS
Vice President

WILLIAM C. ANDREWS
Controller

GAIL P. GRANOFF
Secretary

ANGUS F. SMITH
Treasurer

DAVID A. STITELY
Chief Information Officer

STANLEY J. HARMER
Assistant Secretary

WILLIAM E. LAMBERT III
Assistant Secretary

THEODORE J. SUESS III
Assistant Treasurer

ROHM
AND HAAS
COMPANY
LOCATIONS

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

SHIPLEY COMPANY L.L.C.
Marlboro, Massachusetts

XAMAK INC.
Wilmington, Delaware

SUBSIDIARIES OUTSIDE
THE UNITED STATES

ATOHAAS CANADA INC.
West Hill, Canada
(51% owned)

BEIJING EASTERN ROHM AND HAAS COMPANY, LIMITED
Beijing, China
(60% owned)

JAPAN ACRYLIC CHEMICAL COMPANY, LTD.
Tokyo, Japan

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

ROHM AND HAAS (FAR EAST) LTD.
Central, Hong Kong

ROHM AND HAAS FRANCE S.A.
Paris, France

ROHM AND HAAS HOLDINGS LTD.
Hamilton, Bermuda

ROHM AND HAAS ITALIA S.R.L.
Milan, Italy

ROHM AND HAAS JAPAN K.K.
Tokyo, Japan

ROHM AND HAAS MEXICO S.A. DE C.V.
Mexico City, Mexico

ROHM AND HAAS NEW ZEALAND LIMITED
Auckland, New Zealand

ROHM AND HAAS NORDISKA AB
Landskrona, Sweden

ROHM AND HAAS PHILIPPINES, INC.
Manila, Philippines

ROHM AND HAAS (SCOTLAND) LIMITED
Grangemouth, Scotland
(75% owned)

ROHM AND HAAS SINGAPORE (PTE.) LTD.
Singapore, Singapore

ROHM AND HAAS TAIWAN INC.
Taipei, Taiwan

ROHM AND HAAS (UK) LIMITED
Croydon, England

SHIPLEY EUROPE LIMITED
Coventry, England

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

KUREHA CHEMICALS (SINGAPORE) PTE. LTD.
Singapore, Singapore
(25% owned)

NORSOHAAS, S.A.
Villers-Saint-Paul, France
(50% owned)

TOSOHAAS
Montgomeryville, Pennsylvania
(50% owned)

MANUFACTURING
LOCATIONS

AUSTRALIA: Geelong
BRAZIL: Jacarei
CANADA: Morrisburg; West Hill
CHINA: Beijing
COLOMBIA: Barranquilla
ENGLAND: Coventry; Jarrow
FRANCE: Bernouville; Chauny;
Lauterbourg; Saint Avold;
Villers-Saint-Paul
GERMANY: Stockstadt, Stuttgart
ITALY: Mozzanica; Rho
JAPAN: Nagoya; Sasagami; Soma
MEXICO: Apizaco; Matamoros
THE NETHERLANDS: Leeuwarden
NEW ZEALAND: Auckland
PHILIPPINES: Las Pinas
SCOTLAND: Grangemouth
SINGAPORE: Singapore
SLOVENIA: Ljubljana
SPAIN: Tudela
SWEDEN: Landskrona
TAIWAN: Min-Hsiung
UNITED STATES:
California -- Carson; Hayward; LaMirada
Connecticut -- Kensington
Illinois -- Chicago Heights; Illiopolis; Kankakee
Kentucky -- Louisville
Massachusetts -- Marlboro
North Carolina -- Charlotte
Pennsylvania -- Bristol; Montgomeryville; Philadelphia
Tennessee -- Knoxville
Texas -- Bayport; Houston

RESEARCH
LABORATORIES

CORPORATE RESEARCH
HEADQUARTERS

Spring House, Pennsylvania
Bristol, Pennsylvania

OTHER RESEARCH FACILITIES

Campinas, Brazil
Charlotte, North Carolina
Chauny, France
Geelong, Australia
Himeji, Japan
Houston, Texas
Marlboro, Massachusetts
Newtown, Pennsylvania
Sasagami, Japan
Singapore, Singapore
Valbonne, France
Waller County, Texas
Washimiya, Japan

SALES OFFICES

IN MAJOR CITIES OF THE WORLD
The company owns a number of other
domestic and foreign subsidiaries
which are involved primarily in
sales activities.  These
subsidiaries, either singly or in
the aggregate, are not significant.
These accounts are not included in
the consolidated financial
statements.


                                  60

TRADEMARKS
Acryloid, Acusol, Amberpack, Confirm, Dimension,
Dithane, Goal, Implex, Kerb, Lubritan, Mimic, Oroglas,
Paraloid, Plexiglas, Plexol, Primene, Ropague, Rhoplex,
Sea-Nine, Stam, Systhane, Tuffak and Visor are trademarks of Rohm and Haas Company.

Microposit is a trademark of Shipley Company.

Responsible Care and TRANSCAER are trademarks of the Chemical Manufacturers Association.




[LOGO] Printed on Recycled Paper

[LOGO] RESPONSIBLE CARE(R)
       A PUBLIC COMMITMENT

Rohm and Haas is a Responsible Care(R) Company.

ROHM
AND                  [LOGO]
HAAS
Philadelphia, PA 19106-2399

                  APPENDIX TO ANNUAL REPORT TO STOCKHOLDERS

           (Pursuant to Part 232.304(a) of Regulation S-T)


GRAPHIC    DESCRIPTION/CROSS REFERENCE
-------    ---------------------------

Cover Four photographs of employees at work, under the title, "Improvement From All Perspectives." Clockwise from upper right: employees from Croydon, U.K., discussing communication issues; two sales people at Mississippi cotton warehouse; a manager at work in Nagoya, Japan, and a group of Louisvilee, Kentucky, employees in a plastics additives warehouse.

Page 1     Pie charts
             Sales by Business Group
             -----------------------
             Polymers, Resins and Monomers     $1,654 million
             Agricultural Chemicals               439 million
             Performance Chemicals                806 million
             Plastics                             635 million


             Sales by Customer Location
             --------------------------
             North America                     $1,967 million
             Latin America                        227 million
             Pacific                              514 million
             Europe                               826 million

Page 2       Photograph of:
               J. Lawrence Wilson, Chairman
               John P. Mulroney, President

Page 4       Bar Charts for Rohm and Haas Company of:
               Volume
               ------
               1990        3,336 million units
               1991        3,267 million units
               1992        3,750 million units
               1993        4,214 million units
               1994        4,549 million units

               Sales
               -----
               1990        $2,824 million
               1991        $2,763 million
               1992        $3,063 million
               1993        $3,269 million
               1994        $3,534 million


               Earnings, before cumulative effect of accounting change
               1990        $207 million
               1991        $163 million
               1992        $174 million
               1993        $126 million
               1994        $264 million

Page 6       Photographs of end uses of the company's products

Page 10      Bar Charts for Polymers, Resins and Monomers Business
             Group of:
               Volume
               ------
               1990       2,211 million units
               1991       2,283 million units
               1992       2,674 million units
               1993       3,050 million units
               1994       3,324 million units

               Sales
               -----
               1990       $1,249 million
               1991       $1,290 million
               1992       $1,425 million
               1993       $1,519 million
               1994       $1,654 million

               Earnings, before cumulative effect of accounting change
               --------
               1990       $119 million
               1991       $116 million
               1992       $124 million
               1993       $120 million
               1994       $167 million

Page 13      Bar Charts for Plastics Business Group of:
               Volume
               ------
               1990       505 million units
               1991       495 million units
               1992       533 million units
               1993       580 million units
               1994       638 million units

               Sales
               -----
               1990       $561 million
               1991       $546 million
               1992       $573 million
               1993       $579 million
               1994       $635 million

               Earnings, before cumulative effect of accounting change
               --------
               1990       $37  million
               1991       $ 8  million
               1992       $38  million
               1993       $(2) million
               1994       $58  million

Page 16      Bar Charts for Performance Chemicals Business Group of:
               Volume
               ------
               1990       438 million units
               1991       324 million units
               1992       377 million units
               1993       399 million units
               1994       399 million units

               Sales
               -----
               1990       $651 million
               1991       $566 million
               1992       $682 million
               1993       $762 million
               1994       $806 million

               Earnings, before cumulative effect of accounting change
               --------
               1990       $55 million
               1991       $43 million
               1992       $19 million
               1993       $29 million
               1994       $38 million

Page 18      Bar charts for the Agricultural Chemicals Business Group
               Volume
               ------
               1990      182 millions of units
               1991      165 millions of units
               1992      166 millions of units
               1993      185 millions of units
               1994      188 millions of units

               Sales
               -----
               1990      $363 million
               1991      $361 million
               1992      $383 million
               1993      $409 million
               1994      $439 million

               Earnings, before cumulative effect of  accounting change
               --------
               1990      $22 million
               1991      $33 million
               1992      $25 million
               1993      $39 million
               1994      $40 million

Page 20 Bar chart of Rohm and Haas occupational injury and illness average rate worldwide vs. U.S. chemical industry.
             Cases per 200,000 hours worked:

                                Rohm and Haas        U.S. chemical
                              worldwide average     industry average
                              -----------------     ----------------
               1991                  5.3                   3.2
               1992                  4.4                   3.2
               1993                  3.7                   2.9
               1994                  2.5                   2.8

Page 24 Line Chart of Gross Profit, Selling, Administrative and Research Expense (SAR) and Operating Earnings (earnings excluding after-tax interest expense) as a percent of sales:

             Year     Gross Profit    SAR    Operating Earnings
             ----     ------------    ---    ------------------
             1984          33.2%     19.4%           8.1%
             1985          31.7      20.7            6.7
             1986          34.9      21.9            7.5
             1987          35.1      21.7            9.3
             1988          35.1      21.2            9.6
             1989          31.6      21.6            7.1
             1990          32.9      22.4            8.3
             1991          32.6      23.6            7.1
             1992          34.2      24.4            6.8
             1993          33.5      24.3            4.7
             1994          35.9      22.4            8.4

Page 25      Line Chart of Sales and Volume Indices
             1984 = 100

             Year    Sales Dollars    Physical Volume
             ----    -------------    ---------------
             1984        100                 100
             1985        100                 101
             1986        101                  97
             1987        108                 104
             1988        124                 117
             1989        130                 121
             1990        138                 124
             1991        135                 121
             1992        150                 139
             1993        160                 156
             1994        173                 169

             Line Chart of Raw Material Cost Index
             1984 = 100

             Year       Index      Percentage Change
             ----       -----      -----------------
             1984        100              0
             1985         95             (5)
             1986         88             (8)
             1987         93              5
             1988        105             13
             1989        108              3
             1990        109              0
             1991        109              0
             1992         99             (9)
             1993         96             (3)
             1994        100              4

Page 26      Line Chart of Selling Price Index
             1984 = 100

             Year       Index      Percentage Change
             ----       -----      -----------------
             1984        100                0
             1985         98               (2)
             1986        100                3
             1987        104                3
             1988        109                5
             1989        110                1
             1990        113                3
             1991        116                2
             1992        115               (1)
             1993        110               (4)
             1994        110                0

             Line Chart of Return on Investment

             Year     Stockholders' Equity    Net Assets
             ----     --------------------    ----------
             1984             18.4%              12.2%
             1985             14.9               10.0
             1986             14.3                8.7
             1987             19.0               11.0
             1988             20.4               11.2
             1989             14.0                8.3
             1990             15.2                8.6
             1991             11.2                6.8
             1992             11.4                6.1
             1993             8.1                 4.3
             1994             16.5                7.6

Page 27      Stacked Bar Chart of Cash Flow
               Provided by operations
               ----------------------
               1990      $336 million
               1991       357 million
               1992       401 million
               1993       358 million
               1994       524 million

               Treasury Stock Purchases, ESOP
               ------------------------------
               1990      $213 million
               1991         1 million
               1992         1 million
               1993         0 million
               1994         7 million

               Capital Additions & Acquisitions Net of Divestitures
               ----------------------------------------------------
               1990      $280 million
               1991       208 million
               1992       447 million
               1993       290 million
               1994       336 million

               Dividends
               ---------
               1990       $79 million
               1991        80 million
               1992        88 million
               1993        97 million
               1994       102 million

             Line Chart of Environmental Expenses and Capital Spending
               Operating and Maintaining Environmental Facilities
               --------------------------------------------------
               1987       $54 million
               1988        66 million
               1989        77 million
               1990        82 million
               1991        92 million
               1992       108 million
               1993       105 million
               1994       107 million

               Capital Spending for New Environmental Protection Equipment
               -----------------------------------------------------------
               1987       $17 million
               1988        34 million
               1989        50 million
               1990        54 million
               1991        48 million
               1992        55 million
               1993        55 million
               1994        31 million

               Waste Site Remediation Accruals
               -------------------------------
               1987       $12 million
               1988         5 million
               1989        12 million
               1990        46 million
               1991        49 million
               1992        23 million
               1993        57 million
               1994        31 million

Page 29      Line Chart of Earnings and Common Dividends
             Dollars per Share

               Year    Earnings    Common Dividends
               ----    --------    ----------------
               1984     $2.24            $.60
               1985      2.01             .70
               1986      2.01             .78
               1987      2.85             .86
               1988      3.46            1.02
               1989      2.65            1.16
               1990      3.10            1.22
               1991      2.45            1.24
               1992      2.53            1.28
               1993      1.74            1.36
               1994      3.79            1.44

Page 30      Line Chart of Capital Additions and Depreciation

               Year    Additions      Depreciation
               ----    ---------      ------------
               1984    $134 million   $ 93 million
               1985     159 million    101 million
               1986     179 million    103 million
               1987     222 million    112 million
               1988     338 million    128 million
               1989     385 million    150 million
               1990     412 million    159 million
               1991     265 million    183 million
               1992     283 million    203 million
               1993     382 million    226 million
               1994     339 million    231 million

Page 31      Line Chart of Assets as a Percent of Sales

               Year   Fixed Assets   Inventories   Receivables
               ----   ------------   -----------   -----------
               1984       27.2%          17.4%         13.3%
               1985       28.3           16.5          15.3
               1986       31.3           14.9          15.4
               1987       33.2           14.0          16.1
               1988       36.9           13.4          15.5
               1989       43.1           13.0          15.8
               1990       49.2           13.7          16.2
               1991       53.2           12.4          17.1
               1992       57.7           14.3          17.9
               1993       57.2           12.1          18.5
               1994       55.5           13.8          19.2

Page 32      High-Low Chart of Quarterly Stock Prices in Dollars

                    1st Quarter 2nd Quarter 3rd Quarter 4th Quarter
                    ----------- ----------- ----------- -----------
              1992
              ----
              High     52 1/2      58 7/8      59 5/8     57 5/8
              Low      42 3/4      46 1/2      51 3/8     50 1/2
              Close    49 5/8      55 1/4      54 3/4     53 1/2

              1993
              ----
              High     61 1/4      62          55 1/2     59 1/2
              Low      52 5/8      52 7/8      49 1/2     47 1/4
              Close    53 5/8      53 5/8      50 3/8     59 1/2

              1994
              ----
              High     60          64 1/2      68 1/2     61 3/8
              Low      53 1/2      53 1/4      54 3/8     54 1/8
              Close    54 5/8      62 1/4      57 1/8     57 1/8