Form 10-K, Exhibit 13
ROHM & HAAS CO
filed 1995-03-27
CIK 84792

EXHIBIT (13)(A)


NOTE 22: SUBSEQUENT EVENT

    On March 20, 1995, the Federal District Court in Philadelphia ruled that Rohm and Haas must indemnify SmithKline Beecham for costs related to the cleanup of contamination at the Whitmoyer waste site. As a result of this court order, the company will record a charge to first quarter 1995 earnings of $17 million after tax, or $.25 per common share, to recognize increased potential liability for remediating the site. The company strongly disagrees with the decision and intends to appeal.



                                  24