Form 10-K, Exhibit 13
period 1995-12-31
ROHM & HAAS CO
filed 1996-03-22
CIK 84792

1995 ANNUAL REPORT

                         ROHM AND HAAS COMPANY

                 BECAUSE PEOPLE NEED SHELTER AND FOOD

                      BECAUSE PEOPLE LIKE TO PLAY

                     BECAUSE PEOPLE WANT TO TRAVEL

ID: GRAPHIC (3 PHOTOS)

ROHM AND HAAS COMPANY

People will always have needs for food, shelter, travel and play. Rohm and Haas exists because its technology helps meet those needs. Since 1909, we have been developing innovative chemical products used by industry to make life a little easier for people around the world.

Most of our products are sold to industrial companies who use them to make consumer goods. The Rohm and Haas identity may get lost along the way, but our technology often is the "invisible" ingredient that makes things work better and longer.

Today's Rohm and Haas consists of 10 businesses, each aiming to meet customer needs for innovative chemistry in the fastest, most efficient and most profitable manner possible. Because of this commitment, Rohm and Haas enjoys technical and market leadership in virtually all of the markets it serves. (See "Rohm and Haas at a Glance" on pages 6 and 7 for more detail.)

People will always have needs. Our goal is to make certain that they will always need Rohm and Haas.



                Table of Contents

FINANCIAL HIGHLIGHTS .........................  1
LETTER TO SHAREHOLDERS .......................  2
ROHM AND HAAS AT A GLANCE ....................  6
BUSINESS DISCUSSIONS
  POLYMERS, RESINS AND MONOMERS ..............  9
  PERFORMANCE CHEMICALS ...................... 12
  PLASTICS ................................... 14
  AGRICULTURAL CHEMICALS ..................... 17
CORPORATE RESPONSIBILITY ..................... 19
FINANCIAL REVIEW AND INDEX ................... 21
SHAREHOLDER INFORMATION ...................... 53
DIRECTORS AND OFFICERS ....................... 54
LOCATIONS .................................... 56


Forward-looking statements appear throughout this report, including the Chairman's Letter and Business Discussion sections. These statements reflect current expectations for economic and business growth. Actual results could differ materially if economies, raw material prices or currencies fluctuate beyond expected ranges. Additional factors which could affect segments of the company's performance are mentioned within the text of the report.

                         FINANCIAL HIGHLIGHTS

MILLIONS OF DOLLARS (EXCEPT PER-SHARE AMOUNTS)      1995       1994
-------------------------------------------------------------------
FOR THE YEAR:
Net sales                                         $3,884     $3,534
Net earnings                                         292        264
Net cash provided by operating activities            513        524
Capital additions                                    417        339
-------------------------------------------------------------------
AT YEAR END:
Total assets                                      $3,916     $3,861
Total debt                                           696        786
Stockholders' equity                               1,781      1,620
-------------------------------------------------------------------
RATIOS:
Total debt-to-equity*                                 36%        44%
Return on net assets                                   8          8
Return on common stockholders' equity*                17         16
-------------------------------------------------------------------
PER COMMON SHARE:
Net earnings                                      $ 4.22     $ 3.79
Common dividends                                    1.56       1.44
-------------------------------------------------------------------

* Stockholders' equity is before reduction for the ESOP transaction.


ID: GRAPHICS -- PIE CHARTS ...
                SALES BY BUSINESS GROUP
                SALES BY CUSTOMER LOCATION

ID: GRAPHIC -- PHOTOGRAPHS

               LEFT:  J. LAWRENCE WILSON,
                      CHAIRMAN

               RIGHT: JOHN P. MULRONEY,
                      PRESIDENT



                          TO THE SHAREHOLDERS
                       OF ROHM AND HAAS COMPANY

Nineteen ninety-five was a good year for Rohm and Haas. Sales of $3.9 billion were 10 percent higher than in 1994. Earnings of $292 million represented an 11 percent increase. In contrast, sluggish economies brought our three-year string of strong unit volume growth to a halt. Return on equity at 17 percent was one of the highest in our history, but fell short of the U.S. chemical industry average.

A CHALLENGING YEAR

It is easy to be a success when conditions are right, but that wasn't the case for Rohm and Haas in 1995. The challenges we faced were considerable:

Sharply higher raw material costs -- Prices for raw materials, including acetone, propylene, styrene and butanol, soared 18 percent in 1995.
This surge in raw materials continued through the third quarter, then began to drift downward as the year came to a close.

Lagging selling price increases -- We pursued selling price increases relentlessly in order to recover from the effects of skyrocketing raw material costs. By the end of 1995, overall selling prices were up 4 percent, which restored profit margins to late 1994 levels, but we did not recover fully the impact of rising raw material costs that began in mid-1994.

Slowing economies -- The year started with strong growth in every region. Then, in the second quarter, a slowdown began in North America that later spread to Europe. As consumers spent less for new homes, home renovation and automobiles, we saw declining demand for our products, especially those made by the Polymers and Resins, Plastics Additives and AtoHaas Americas businesses. Only the Asia-Pacific region remained as a bright spot. Strong, sustained volume growth there nearly offset lack of growth in the rest of the world.

Other challenges included a first-quarter charge of $17 million after-tax for the cleanup of a former manufacturing site contaminated by a previous owner, and $20 million after-tax for the full year in higher costs associated with meeting increased demand for monomer and difficulties resulting from a small fire at the acrylic monomer production facility in Houston.

Not everything went against us. On the plus side, a weaker U.S. dollar gave a boost to reported sales for Europe and Japan. And our performance at the end of the year was stronger than first anticipated, due primarily to the improving relationship between selling prices and raw material costs and outstanding late-year performances by Shipley, Agricultural Chemicals and Biocides.

A STRONG PERFORMANCE

After reading through this litany of challenges, one might have expected Rohm and Haas to report decreased earnings in 1995, rather than the 11 percent increase that's on the books. How did we turn potential disappointment into strong success?

We refused to be the victim of external circumstances.

It was Oliver Wendell Holmes who said, "We must sail. Sometimes with the wind and sometimes against it -- but we must sail and not drift, nor lie at anchor." And a favorite Latin proverb -- "if there is no wind, row."

So we rowed. Rohm and Haas people made the difference between moving forward or slipping behind in 1995 by concentrating on the things that could be changed for the better.

First, we improved the profitability of our overall product portfolio by shedding low-margin business and increasing sales of higher-margin products such as electronic and agricultural chemicals. Second, we took advantage of economic growth wherever we found it, particularly in the Asia-Pacific region. Third, we did an exceptional job of controlling internal costs.

LEVERAGING OUR BEST TECHNOLOGIES

Rohm and Haas continues to be the world's largest producer of acrylic emulsions. Again in 1995, segments of our Polymers and Resins business demonstrated remarkable growth, especially water-based maintenance coatings, traffic paints, adhesives and rheology modifiers.

Shipley Company had an outstanding year. Shipley sells electronic chemicals, including photoresists used by semiconductor manufacturers to etch complicated circuitry onto silicon chips. Sales improved by 25 percent last year alone, and more than 50 percent since we acquired Shipley in mid-1992.

Strong growth also came from the newest products offered by the Agricultural Chemicals business. For example, Confirm insecticide sold exceptionally well in the United States, where it helped protect the cotton crop from devastation by beet armyworms. In 1995, this low-risk insecticide was the first product to complete fast-track review by the U.S. Environmental Protection Agency and Agriculture Canada. In addition the inventors of this product -- Dr. Harold Aller and Dr. Adam Hsu -- were recognized by the Intellectual Property Owners association as U.S. Inventors of the Year.

EXPANDING IN ASIA-PACIFIC

Strong growth continued in Asia-Pacific. Unit volume increased by 14 percent and sales grew to represent more than 15 percent of total Rohm and Haas sales. In 1995, the company re-established a subsidiary in India, firmed up a research agreement with the government of the People's Republic of China, expanded emulsions in the Philippines, announced new manufacturing facilities for Thailand and Indonesia, and an expansion of an existing facility in Taiwan. Rohm and Haas expects to achieve $1 billion in sales in the Asia-Pacific Region before the turn of the century.

(continued on page 4)

STRIVING FOR OPERATIONAL EXCELLENCE

Last year, we said that you could expect more from Rohm and Haas because we expect more of ourselves. We want to be world class in all aspects of our business. We made progress on a number of fronts, but our achievements in safety and productivity were exceptional.

SAFETY -- Over the last several years we have moved from being a company with a below-average safety performance to one with an excellent record. Our workplace injury rate dropped from 2.5 injuries per 200,000 hours worked in 1994 to 1.8 in 1995 -- an improvement of nearly 30 percent!
Our challenge now is to push that number even lower, until no one is hurt while working for Rohm and Haas.

PRODUCTIVITY/COST CONTROL -- Our achievements in this area are no less remarkable. Literally thousands of individuals and small groups around the world found new, more efficient ways to make, sell and deliver product again in 1995. Rohm and Haas's selling, administrative and research costs were just two percent higher in 1995 than they were in 1994 and 1993. In short, we have been able to expand operations in the Pacific, support the growth of businesses like Shipley and Agricultural Chemicals and still beat the effects of inflation.

It's important to note that Rohm and Haas has never been a bloated bureaucracy. Reducing costs has meant being persistent in finding new and innovative ways to serve customers. Across-the-board employee cutbacks have not been our solution to reducing costs. However, work redesign has resulted in fewer positions. At the end of 1995, staffing was 14 percent lower than it was three years ago.

LOOKING AHEAD

We were successful in 1995 because we set goals for ourselves, then pressed forward despite the obstacles posed along the way. The key to success in 1996 can be summed up in just a few words: "stick with it."

We continue to search for newer and better ways to run our operations and to grow key aspects of our product line. To be a leader in today's chemical industry, we must have a leaner cost structure and respond faster to external conditions than our competition.

Looking ahead in 1996, we think our unit volume will grow by 3 to 5 percent. This is faster than the predicted growth for the global GDP. Since we typically hold first or second place in the markets in which we compete, high growth rates are difficult to achieve. To grow faster than the economy, we must bring new technology to the market, take share away from someone else, or expand into new geography. We are confident that we are capable of doing all three things.

We will maintain our hard-earned selling price increases. Lower raw material costs and a continued emphasis on cost control should lead to improved profit margins as the year progresses.

In short, 1996 should be a better year for Rohm and Haas than 1995. How much better -- a lot or a little -- will depend upon the pace of economic growth and the extent of the decline in raw material costs.

RE-ALIGNING MANAGEMENT

There is no topic more important in our company today than that of alignment. All of the productivity, cost control and growth initiatives must work in harmony to have a smoothly running, first-class organization that delivers value to the shareholder year after year.

Late in 1995, management changes were made to help further this cause. The Chairman's Committee was expanded to include six executives (Larry Wilson, Jack Mulroney and Basil Vassiliou, along with Raj Gupta, Mike Fitzpatrick and Chuck Tatum). This group is responsible for overall company strategy and for allocating resources among the businesses.

A Leadership Council was formed, and is responsible for alignment and execution. It is this group of 26 managers, representing all businesses and staff areas, that must shape company-wide initiatives, see that they are understood across the organization, and deliver the expected results.

In 1995, four senior executives retired -- Bob Naylor, Don Garaventi, Dick Peterson, and Frank Robertson. Each of these men made invaluable contributions to the company during their time with Rohm and Haas. Don and Frank grew the Polymers and Resins business at tremendous rates for most of the last decade. Dick championed employee empowerment and energized the Performance Chemicals group. And Bob's ability to see beyond traditional boundaries served as the inspiration for today's efforts to streamline our business supply chain. We are grateful for their contributions and wisdom, for we benefited greatly from their time with us.


/s/ J. Lawrence Wilson
    J. Lawrence Wilson
    Chairman


/s/ John P. Mulroney
    John P. Mulroney
    President


    March 22, 1996

ID: GRAPHICS -- 3 BAR CHARTS ...
                VOLUME, SALES, AND EARNINGS

R  O  H  M     A  N  D     H  A  A  S

BUSINESS          1995 SALES       KEY MARKETS
UNITS             (in millions)

==============================================================================
POLYMERS, RESINS AND MONOMERS

POLYMERS AND      $ 1,479          Professional and do-it-yourself home
RESINS                             improvement, construction, factory-applied
                                   finishes, road and bridge maintenance,
                                   papermaking, textile, packaging, leather
                                   goods and apparel
------------------------------------------------------------------------------

FORMULATION       $    88*         Water-treatment, detergent, industrial
CHEMICALS                          cleaning, personal care, oil production and
                                   mining

                                   *excludes sales of NorsoHaas
------------------------------------------------------------------------------

MONOMERS          $   230          Primary source of starting materials for
                                   Rohm and Haas products, also sold for use
                                   in detergent, paint and superabsorbent
                                   materials markets
==============================================================================
PERFORMANCE CHEMICALS

ELECTRONIC        $   354          Computer components and circuitry,
CHEMICALS                          telecommunications equipment, automotive
                                   products, medical equipment and mainframe
                                   computers
------------------------------------------------------------------------------

ION EXCHANGE      $   233          Water treatment, electronics,
RESINS                             pharmaceuticals, biotechnology and food
                                   processing
------------------------------------------------------------------------------

PETROLEUM         $   156          Automotive, industrial equipment, aviation,
CHEMICALS                          metal working and oil refining
------------------------------------------------------------------------------

BIOCIDES          $   152          Industrial water treatment, papermaking,
                                   cosmetics, household cleaning products,
                                   paints and coatings, marine paints,
                                   swimming pools and spas
==============================================================================
PLASTICS

PLASTICS          $   384          Construction, automotive, packaging, home
ADDITIVES                          appliances, business machines and consumer
                                   electronics
------------------------------------------------------------------------------

ATOHAAS           $   309          Automotive, construction, transportation,
AMERICAS                           sign, lighting and appliances
==============================================================================
AGRICULTURAL CHEMICALS

AGRICULTURAL      $   498          High-value specialty agricultural crops,
CHEMICALS                          including fruits, vegetables, nuts, vines
                                   and flowers
==============================================================================
TOTAL             $ 3,884

ID: GRAPHIC -- DRAWINGS OF END USES OF PRODUCTS

A  T     A     G  L  A  N  C  E

PRODUCTS                                              COMPETITORS
==============================================================================

Acrylic and vinyl acrylic emulsion polymers,          BASF, Hoechst,
resins and additives used in house paints, bridge     Union Carbide, Dow
and maintenance coatings, adhesives, caulks, floor
polishes, inks, road-marking paints, paper
coatings, leather finishes, building products,
patching cement, exterior home finishes, textiles,
nonwovens and wood finishes
------------------------------------------------------------------------------

Water-soluble polymers that boost power of laundry    BASF, National Starch,
detergents and industrial cleaners; scale             Rhone Poulenc
inhibitors for cooling tower and boiler
applications; thickeners and fixatives for
personal care applications; dispersants for mining
and oil production applications
------------------------------------------------------------------------------

Acrylic acid and its derivatives; methyl              BASF, ICI, Elf Atochem,
methacrylate and its derivatives; specialty           Hoechst, Cyro
monomers
==============================================================================

Specialty chemicals used to fabricate integrated      TOK, JSR, Hoechst,
circuits and printed wiring boards; ultra-high        Atotech, MacDermid,
purity photoresists for imaging applications;         Olin
processes for plating on plastic and on metal
parts
------------------------------------------------------------------------------

Ion exchange resins used to change the                Dow, Bayer, Purolite,
characteristics of water and other fluids;            Mitsubishi Kasei
adsorbents for specialty purifications, and
uniform particle-sized resins for chromatographic
separations and high-performance applications
------------------------------------------------------------------------------

Polymethacrylate-based products used in               Shell, Lubrizol,
high-performance lubricants; amine-based              Sanyo, Exxon
intermediates and salt-forming organic bases
------------------------------------------------------------------------------

Isothiazolone and bromine-based biocides used to      Dow, Union Carbide,
control algae, fungi and bacterial growth             Zeneca, Great Lakes,
                                                      Lonza
==============================================================================

Impact modifiers and processing aids for vinyl        Kaneka, Mitsubishi Rayon,
siding, window profiles, pipe, film, bottles and      Dow, Elf Atochem
engineering plastics
------------------------------------------------------------------------------

Acrylic sheet and resins for glazing, automotive      ICI, Cyro, Rohm,
taillights and other parts, lighting fixtures,        Mitsubishi Rayon
signs and medical devices
==============================================================================

A complete portfolio of herbicides, fungicides and    Elf Atochem, DuPont,
insecticides                                          Monsanto, Shell,
                                                      Zeneca, FMC
==============================================================================

                       BECAUSE PEOPLE TRAVEL ...

Everyone is on the move these days. Rohm and Haas technology helps you get there by air, rail or car. Lightweight plastic for shiny red taillights, additives for transmission fluids and high-tech hydraulics, water-based paints to protect bridges and mark the lines on the roads -- Rohm and Haas is there to make your ride quieter, smoother and safer in many, many ways.

TRAVEL IS EASIER BECAUSE OUR TECHNOLOGY IS IN TRAINS AND PLANES AND CARS.

ID: GRAPHICS -- PHOTOGRAPHS (CAPTIONS BELOW)

PLEXIGLAS MOLDING RESINS ARE USED IN CAR TAILLIGHTS THROUGHOUT THE WORLD.

OUR TECHNOLOGY HELPS YOUR SPEEDOMETER RECORD HOW FAST YOU GO.

RHOPLEX WATER-BASED ROAD PAINTS ARE LESS POLLUTING TO THE AIR.

                        POLYMERS, RESINS AND MONOMERS

Polymers, Resins and Monomers (PRM) includes the financial results of three businesses: Monomers, Polymers and Resins and Formulation Chemicals.
Together, these businesses reported sales of $1.8 billion in 1995, an increase of 9 percent over the year before. Earnings were $162 million.

MONOMERS

The Monomers business is the primary source for the acrylic and methacrylic monomers used to make more than two-thirds of Rohm and Haas products. Monomers also sells products to external customers for use in superabsorbent diapers, detergents and other consumer products.

A May fire knocked out production in one segment of the acrylic acid production unit in Houston, Texas. The Monomers team worked heroically to repair the damage and bring another unit into production ahead of schedule. As a result, customers continued to receive acrylic acid without interruption throughout the summer.

During the year, Monomers incurred approximately $20 million in higher costs resulting from the fire, higher monomer transportation costs and purchase price premiums for monomer bought on the open market.

By year end, all existing acrylic acid units were in full production and ground had been broken for yet another 220-million-pound expansion. When this expansion is completed in 1997, total acrylic acid capacity will exceed one billion pounds a year.

Demand for acrylic acid has remained strong -- both to feed the growing segments of the Rohm and Haas acrylic portfolio, and to match the needs of producers of superabsorbent materials. Supply will remain snug throughout the next few years. Already the company is evaluating sites for additional acrylic acid production to meet projected needs at the turn of the century. Monomers is expected to make the siting decision during 1996.

There was some relief from the relentless upward pressure in raw material costs as 1995 came to a close. Declining prices for propylene, styrene and methanol combined with modest selling price increases to help profit margins begin to improve at the end of the year. The exception was acetone, a key ingredient in the manufacture of methyl methacrylate. Prices here remain high, with only modest relief in sight.

Monomers employees recorded a 21 percent reduction in workplace injuries in 1995. Finding new ways to work safely remains a priority for this business.

POLYMERS AND RESINS

Nineteen ninety-five was a mixed year for the largest business operated by Rohm and Haas. Early volume gains all but disappeared after the economies in North and Latin America slowed at mid-year. Strong growth in Europe and the Asia-Pacific region compensated somewhat and enabled Polymers and Resins to report flat volume for the year, excluding the styrene-butadiene-latex business that was divested early in 1995.

Markets around the world continued the shift from solvent to water-based materials, primarily for environmental reasons. Rohm and Haas's water-based, acrylic technology continues to meet the needs for cleaner technology and products. Water-based products for road-marking traffic paints and maintenance coatings did quite well again in 1995. Maintenance coatings are used on storage tanks, bridges and overpasses. More traditional water-based materials used to coat hardboard and roofing tiles also saw good sales increases.

The Ropaque polymer line had strong sales in both the paper and coatings markets. Sales were helped by the introduction of Ropaque OP-96, a new generation of hollow-sphere technology which can be used cost effectively as an opacifier in a broader range of paint formulations.

Polymers and Resins extended its line of Rhoplex paint emulsions which emit lower levels of volatile organic compounds (VOCs) to include products for use in flat exterior paints. Not only is this new emulsion beneficial to the environment, but it also reduces dirt pickup. Other Rhoplex water-based emulsion products saw good sales in China and elsewhere in the Asia-Pacific region. Rheology modifiers

(continued on page 10)

ID: GRAPHICS ... INSET PHOTOGRAPH

                 JOAN SOUCHIK, LAURA McCLURE, BERNIE KINKER AND TOM McGREGOR ARE PART OF THE TEAM THAT ENSURES ACRYLOID POUR-POINT DEPRESSANTS KEEP ENGINES RUNNING, EVEN AT VERY LOW TEMPERATURES.

ID: GRAPHICS ... 3 BAR CHARTS
                 VOLUME, SALES AND EARNINGS

                        POLYMERS, RESINS AND MONOMERS

did well during 1995, and introduced new technology that improves paint manufacturing reliability at lower cost than traditional thickener technology.

While volume was down for vinyl acrylics, profitability improved, primarily the result of shedding low-margin business in various market segments and an aggressive pursuit of selling price increases. Rohm and Haas is expanding its sales efforts of vinyl acrylic products into European and Asia-Pacific markets and intends to be a major vinyl acrylic emulsions supplier in that part of the world.

Water-based adhesive products used in pressure-sensitive tapes and labels sold well in nearly all markets. Energy-efficient, acrylic-based exterior wall systems did well in an otherwise depressed U.S. construction market.

In February 1995, Rohm and Haas completed the sale of its styrene-butadiene-latex business and a manufacturing facility to Ameripol Synpol Corporation. These products were used in carpet and paper applications.

Polymers and Resins is building new manufacturing capacity to keep up with demand in its fast-growing European and Asia-Pacific markets. During the year, expansions were completed in France, and new plants were announced for Thailand and Indonesia. The company's largest emulsion facility, the 200-million pound Lone Star plant in Houston, Texas, will come on-stream during the second quarter of 1996 to meet the needs of high-volume customers in that region of the United States. Early in 1996, the company announced plans to expand capacity at its plant in Sweden. An expansion also is under way in Taiwan.

As 1996 begins, the outlook for the North American market remains uncertain. However, the Polymers and Resins business expects continued strong growth in Asia-Pacific and Europe, led by paint, adhesive and construction products.

FORMULATION CHEMICALS

Though volume declined for this business, sales and earnings increased, reflecting improved productivity and selling price increases that compensated for the effect of higher raw material costs.

Early in 1995, the company announced it would offer market-development quantities of polyaspartic acid, a readily biodegradable polymer for use in detergents and oil field production. This niche product is more expensive than the industry standards, but is expected to have a good future in environmentally sensitive applications.

Forming strong alliances with key customers around the world remains an important growth strategy for this business. During the year, Formulation Chemicals participated in joint supply chain projects with customers in North America, Europe and Latin America. This business continues to lead the way in supplier-owned inventory. Under this program, Rohm and Haas delivers product to customers' manufacturing sites and stores it there for use as needed. In turn, customers share demand forecasts with Rohm and Haas so that the company can ensure product is there when needed.

Formulation Chemicals began manufacturing product in Taiwan during the year in support of strong growth in the Asia-Pacific region. In Europe, the NorsoHaas joint venture with Elf Atochem made inroads into the Eastern European market with sales of water-treatment chemicals. Europe also was the location for initial sales of a low-VOC resin for use in hair sprays.

Rationalization continued in the worldwide water-treatment and mineral processing industries. Even though less product was sold by Rohm and Haas, profitability and sales improved through new product innovations. Early in 1996, the company expanded its product line to include a polymaleic acid-based calcium carbonate inhibitor for cooling tower and boiler applications.

Closer customer relationships and new technologies for new markets look promising for Formulation Chemicals in 1996.

ID: GRAPHIC -- PHOTOGRAPHS

                    BECAUSE PEOPLE LIKE TO PLAY ...

Race down the road like the wind. Dive in the pool and stretch for the perfect stroke, master that elusive golf swing -- just have fun. Rohm and Haas technology is there with you to strengthen your helmet, treat the water and keep the fields growing healthy and green. We're even there to help clean your clothes when the day is done.

ID: GRAPHIC -- PHOTOGRAPH (CAPTION BELOW)

YOU WILL FIND ROHM AND HAAS INVOLVED NO MATTER WHAT THE GAME.

On the field, in the water or in the gym ...

Clean water is the last thing on your mind in competitive swimming, but it's a primary concern at Rohm and Haas. Our technology removes impurities at municipal water-treatment sites, it modifies the pipes that carry the water to the pool, it even keeps bacteria from growing as you glide toward the finish line.

Performance Chemicals includes the results of four businesses: Electronic Chemicals, Ion Exchange Resins, Biocides and Petroleum Chemicals. In 1995, volume increased 4 percent, sales improved 11 percent, and earnings improved 71 percent over the previous year.

ELECTRONIC CHEMICALS

Shipley Company performed extremely well again in 1995. Sales were up 25 percent and earnings doubled. Growth in the semiconductor industry, increased sales to the flat panel display market in Asia, and strong sales worldwide contributed to the excellent performance.

Shipley manufactures Microposit photoresists used in making integrated circuits for the microelectronics industry. Sales and market share continued to grow in spite of fierce competition in this market. The increased demand for electronic devices, such as cellular telephones and laptop computers, is expected to provide further growth.

An alliance with IBM to market the next generation of photoresists led to the introduction of a second- generation ultraviolet photoresist system.

Shipley's printed wiring board business also had a good year worldwide. The company is leveraging its imaging strength in microelectronics by bringing that technology into the printed wiring board market. Progress in this effort was made in 1995.

The intense competition in the industry demands extraordinarily fast product development, high quality and efficient manufacturing operations. Shipley continues to benefit from using a cycle

ID: GRAPHICS -- PHOTOGRAPHS (CAPTION BELOW)

OUR KNOW-HOW ALSO KEEPS CLEAN WATER RUNNING THROUGH INDUSTRIAL OPERATIONS, HELPS SEMICONDUCTOR MANUFACTURERS INCREASE CHIP PURITY AND EVEN CLEANS WATER IN HOME WATER FILTERS ONE LAST TIME BEFORE YOU DRINK IT.

                            PERFORMANCE CHEMICALS

time management philosophy to help keep pace with market demands.

Plaskon Electronic Materials, Ltd. was sold to Amoco Chemical Company on July 31, 1995. The company manufactured molding compounds used to encapsulate semiconductors.

ION EXCHANGE RESINS

The Ion Exchange business made further progress in streamlining the product portfolio, reducing operating costs and winning back market share.

Volume and sales increased in 1995. Ion Exchange reduced selling, administrative and research expenses as a percent of sales and rationalized its product offerings. However, these achievements were overcome by startup costs for process improvements at several manufacturing locations and inventory writeoffs. Consequently, the business reported a loss for the year.

Overall safety performance improved, as all locations continued to emphasize employee awareness and training to reduce workplace injuries.

Ion exchange resins are used to purify water, food and beverages, and to increase the efficiency of utility plant operations. Sales of resins to the nuclear power industry did well, particularly in North America, France and China. The business continues to grow in Japan.

Sales of resins for catalysts used to manufacture gasoline additives remained strong. The home water purification market also contributed to increased sales, particularly in Europe and North America. The Ion Exchange business has made a strategic decision to increase its participation in the pharmaceutical market with its cholestyramine resins and expects significant sales in 1996.

The Ion Exchange business expects to return to positive earnings in 1996. Cost reduction efforts are now in place and product rationalization is nearly complete.

BIOCIDES

Biocides had another good year in 1995, with sales, volume and earnings all up from the previous year.

Contributing to the growth was the strong recovery in Europe and continued strength in the U.S. and Canadian markets for both isothiazolone- and bromine-based products. Results in the Asia-Pacific and Latin American Regions were hampered by the slow economies in Japan and Mexico.

Sales of bromine biocides, manufactured through a joint venture with the Dead-Sea Bromine Group, increased, particularly in industrial water treatment applications in Europe.

Sales of the Sea-Nine biocides used in marine paint and plastics applications, also grew. Rohm and Haas received U.S. registration for Sea-Nine in 1994. Strong sales are expected in 1996, once manufacturers receive EPA approvals for their paint formulations.

Business expansion will be supported by a new manufacturing facility in Bayport, Texas, which will come on- stream in the first quarter of 1996. This plant will provide additional capacity for both the Kathon and Sea-Nine product lines.

Biocides' safety performance improved dramatically. Workplace injuries were reduced by 84 percent, and earned Biocides one of the lowest injury rates in the company.

PETROLEUM CHEMICALS

Petroleum Chemicals had a strong year, posting higher earnings on lower volumes. The results reflect the successful repositioning of the business from high-volume, commodity additives to more customized, higher margin products.

Overall sales increased dramatically in North America, Latin America and Europe. Results in the Asia-Pacific region were down, due to the sluggish Japanese economy and fierce competition. Significant gains were made in other parts of the region, particularly India and Taiwan.

Efforts continued to find new applications for the polymethacrylate product line outside the traditional petroleum sector. The business also has achieved success in meeting increased technical and commercial demands of the pour-point depressant market.

Petroleum Chemicals also benefited from significant cost saving initiatives at the Houston plant. Additional capacity was brought on line at the Morrisburg, Canada plant to produce customized methacrylates for use in a variety of specialty products.

Use of Primene amines expanded significantly in the oil recovery and refinery process chemicals markets. Water treatment, metal working, inks, lubricant additives, dyes and pigment uses also continued to grow.

Petroleum Chemicals has achieved compliance with Responsible Care standards throughout its operations. In addition, the business cut workplace injuries by 50 percent in 1995 through increased employee awareness and involvement.

In 1996, Petroleum Chemicals will be looking for innovative ways to shift the business further into high- performance applications and to improve the reach and efficiency of its operations around the world.

ID: GRAPHICS --  INSET PHOTOGRAPHS

ID: GRAPHICS ... BAR CHARTS
                 VOLUME, SALES AND EARNINGS

Rohm and Haas technology is there.


Rohm and Haas products are in leather sporting equipment. Our agricultural technology also is used to keep turf in top condition around the world.

PLASTICS

The Plastics Business Group includes the financial results of two businesses -- AtoHaas and Plastics Additives. In 1995, this group reported earnings of $63 million, a 9 percent increase over 1994. Volume declined 5 percent, due primarily to sluggish markets for both businesses.

ATOHAAS

AtoHaas is a joint venture between Elf Atochem and Rohm and Haas
Company. The business offers a broad line of acrylic sheet, polycarbonate sheet and pelletized polymethylmethacrylate resins for customers in the automotive, transportation, construction, sign and lighting markets.

Late in the year, AtoHaas North America changed its name to AtoHaas Americas to better reflect its North and Latin American regional presence. In 1995, this business also recorded sales in Europe and Asia-Pacific. AtoHaas Americas improved sales and earnings in 1995, while volume was even with last year. Manufacturing operations ran smoothly and cost reductions put in place led to a more productive and profitable year. Higher selling prices helped compensate for higher raw material costs.

Acrylic molding resins are used primarily in the manufacture of automobile light lenses and other lighting applications. Molding resin sales were robust outside of North

ID: GRAPHICS -- PHOTOGRAPHS (CAPTIONS BELOW)

OUR DETERGENT ADDITIVES LIFT DIRT AWAY FROM CLOTHES, THEN WASH IT AWAY IN THE RINSE CYCLE.

PACKAGING IS IMPROVED BECAUSE OF PLASTICS ADDITIVES TECHNOLOGY.

America and contributed significantly to AtoHaas's sales growth in 1995. Demand from the U.S. automotive sector weakened as the year progressed, reflecting reduced automobile production in North America. In 1995, AtoHaas introduced two new resins for the medical and commercial lighting industries.

Profitability of acrylic sheet in North America was boosted by cost reductions and sales of specialty-grade sheet products. Impact-resistant Implex and Tuffak polycarbonate sheets did well. Plexiglas Q and Implex Plus, high-performance acrylic sheet products for the sign and fabrication industries, made good progress in their first full year of sales.

The overall performance improved for AtoHaas Europe. Volume was healthy in the first half of the year, but an economic slowdown in the second half kept volume flat with last year. The business was able to recover increases in raw material prices. Manufacturing costs were reduced as three operations in Europe were discontinued to pave the way for a new molding resin plant in Rho, Italy, in early 1997. The new operation will utilize Rohm and Haas technology.

Together, AtoHaas Americas and AtoHaas Europe are the number one producer of acrylic sheet and acrylic molding resins in the world.

PLASTICS ADDITIVES

Plastics Additives makes polymers that dramatically improve the capabilities of polyvinyl chloride (PVC) and various engineering thermoplastics. They are grouped within three major product families: acrylic processing aids, acrylic impact modifiers and MBS (methyl methacrylate butadiene styrene) impact modifiers. These additives are used in a variety of consumer, building, packaging and industrial applications.

Safety remained a priority for Plastics Additives' employees worldwide. In 1995, the business surpassed its targets and improved its occupational injury and illness (OII) rate by 65 percent.

Markets were strong early in 1995, but demand weakened when the building, construction and automotive industries slowed in both North America and Europe later in the year. Consequently, volume decreased considerably. Temporary operating difficulties placed an additional burden on profits. As a result, Plastics Additives earnings declined in 1995.

In the European building sector, demand for Paraloid KM-355, a high-impact acrylic modifier used mainly in PVC window applications, remained strong for most of the year. Other highlights in European markets include Paraloid KM-365, an impact modifier designed for highly specialized injection molding applications, and Paraloid K-400, a processing aid for foamed PVC applications.

Late in 1995, the business introduced a new acrylic impact modifier for the North American building market. Paraloid KM-377 combines impact performance with low-gloss properties, which is particularly desirable in specialized vinyl siding.

Sales declined during the year for methyl methacrylate butadiene styrene
(MBS) impact modifiers. In Europe, the shift accelerated away from PVC for bottling applications to polyethylene terephthalate (PET). The PVC film and sheet packaging markets remained healthy.

Engineering resin additives, which are used in automotive bumpers and other specialty applications, made progress despite the weak automotive industry. Work continues on new applications for these additives.

The business continues its worldwide 55,000 metric ton expansion program started in 1994 to maintain its strong global position. It includes major capacity increases at Louisville, Kentucky, and Grangemouth, Scotland, and a new packaging line at Lauterbourg, France. Construction commenced to expand manufacturing capabilities for acrylic impact modifiers in Singapore for the business's joint venture with Kureha Chemicals in Singapore. The joint venture is integral to the business's long-term growth in Asia.

OUTLOOK

The Plastics Business group has the organization and the capacity to respond to a strengthening economy. Both businesses are confident they are poised for success in the majority of markets in which they compete.

ID: GRAPHIC ... PHOTOGRAPHS

ID: GRAPHIC ... 3 BAR CHARTS
                VOLUME, SALES, AND EARNINGS

               BECAUSE PEOPLE NEED SHELTER AND FOOD ...

We invented products for your home ...

Home. A place to call your own. Rohm and Haas technology is here, too -- from the roof to the windows, from pipes that carry your water to the paint you choose for the walls.

ID: GRAPHIC -- PHOTOGRAPHS (CAPTION BELOW)

OUR ACRYLIC TECHNOLOGY IS AN ESSENTIAL COMPONENT OF BUILDING MATERIALS, SUCH AS CAULKS, CEMENT MODIFIERS AND ROOF MASTICS.

                        AGRICULTURAL CHEMICALS

The Agricultural Chemicals business had the best year in its history. Worldwide sales of $498 million represented a 13 percent increase. Earnings reached $51 million, an increase of almost 30 percent over the $40 million high-water mark of 1994. All regions contributed to the increase in sales, with the greatest gains coming from North America and Europe.

INSECTICIDES

Strong growth came from the newest products in the Agricultural Chemicals line, led by Confirm insecticide, which is sold under the Mimic tradename outside the United States. Confirm (Mimic) controls caterpillars on various crops by imitating a growth hormone in caterpillar larvae and causing premature molting. The product poses little risk to humans and animals and does not harm beneficial insects. As a result, Confirm has been classified as a reduced risk pesticide by the EPA.

Sales of Confirm were especially strong in North America where it was used under emergency use permits to protect cotton crops. However, all regions reported excellent results. The product was launched successfully in several countries in the Asia-Pacific region, including China.

The value of Confirm insecticide was further recognized when its inventors, Rohm and Haas scientists Dr. Adam Chi-Tung Hsu and Dr. Harold E. Aller, were named U. S. Inventors of the Year by the
Intellectual Property Owners association.

Rohm and Haas Company and American Cyanamid Company formed RohMid L.L.C., a joint venture to develop, register and commercialize a new insecticide, RH-0345, for the turf and ornamental market in the United States. RH-0345 provides superior control of grubs and other soil-borne pests on golf courses, lawns, and other landscaping applications. The product can be applied at low-use rates, does not harm earthworms, honeybees, or other beneficial insects, and is less toxic to birds, fish and mammals than grub control insecticides currently on the market. Registration was submitted in mid-1995. The product has been classified as a low-risk pesticide by the EPA. The company expects a fast-track registration process and to receive full registration by 1997.

TURF AND ORNAMENTALS

Visor and Dimension herbicides, acquired from Monsanto in 1994, also showed good sales growth. Sales of Dimension, used to control weeds and crabgrass on golf courses, lawns and in various landscape applications, were strong in North America, achieving growth in market share. The company received expanded registrations for Dimension for use on turf in California and New York, and anticipates gaining nationwide registration for use on ornamentals in 1997.

Rohm and Haas also added a number of formulator partners to register, sell and use Dimension in combination with fertilizer. The company found expanded uses for this product in Japan and Canada and explored a number of new registrations in Europe and Asia-Pacific.

The excellent sales record of Dimension herbicide helped the turf segment of the business grow by 29 percent, far exceeding business plan. In this specialized market, there was also significant growth among core products such as Dithane and Fore fungicides, Kerb herbicide, and Kelthane miticide. A new, water-soluble package was introduced for Fore fungicide which makes the product easier to use and reduces potential worker exposure. Another new product, Eagle fungicide, was launched successfully into the turf market.

FUNGICIDES

Fungicide sales were very good in the North American region. The increase was spurred by registrations for Indar and Enable, two new systemic fungicides that were able to replace older, less user-friendly products in some areas. Sales increases of these products were helped by good first-year sales on stone fruits and pecans in North America and excellent sales in Europe on cereal grains. Indar also received key registrations in banana markets in Latin America. Registrations for Indar and Dithane were received in China.

(continued on page 18)

ID: GRAPHICS -- INSET PHOTOGRAPHS (CAPTIONS BELOW)

DEBBIE ZIMMER AND WALT GOZDAN HELP SPREAD THE WORD ABOUT THE BENEFITS OF WATER-BASED PAINTS THROUGH THE PAINT QUALITY INSTITUTE.

PARALOID ADDITIVES ARE FOUND IN VINYL SIDING, WINDOW PROFILES AND PIPES.

AGRICULTURAL CHEMICALS

                                                            And new ways

Sales of Dithane fungicide, the company's bellwether agricultural chemical product, were flat in the face of increased competitive pressure from generic products and weather conditions requiring less fungicide use. Flat Dithane sales in North America and declines in the Asia-Pacific region were offset by gains in Latin America and Europe. Dithane had strong sales gains in traditional markets in Colombia and Brazil and in bananas in Central America. The Latin American region implemented bulk shipments of Dithane flowable to banana customers.
This eliminated drum disposal problems and facilitated product handling.

Rally and Nova (sold under the Systhane tradename outside the United States) made significant inroads into established markets, especially in grapes in North America. Increased shipments in Italy and eastern Europe also contributed to sales gains. Rohm and Haas introduced a new, faster dissolving formulation of the systemic fungicide into several markets.

HERBICIDES

In the Asia-Pacific region, sales of Stam and Kerb herbicides showed modest gains. In Europe, herbicide sales grew 30 percent. Kerb gained increased use on oilseed rape in the United Kingdom as more acreage was planted and weather conditions favored its use. Compete herbicide found a number of new applications. Goal was strong in specialty markets throughout Europe, and Stam enjoyed good sales in Italy, largely due to weather conditions favorable for its use and by growing acceptance of Stam 80 EDF, an extruded dry flowable formulation. The Latin American region reported record sales of Goal, led by growth in the sugar cane and coffee markets.

OUTLOOK

Considering the excellent results for the year, trends favoring gains in existing and new markets, and a pipeline full of products under development, Rohm and Haas is confident about continued profitable growth for the Agricultural Chemicals business.

ID: GRAPHICS ... PHOTOGRAPHS

ID: GRAPHICS ... 3 BAR CHARTS
                 VOLUME, SALES, AND EARNINGS
to protect important crops.

                               CORPORATE
                            RESPONSIBILITY

In 1995, Rohm and Haas again demonstrated that policies on safety, health and environmental issues and a concern for the communities where it does business, can yield tangible benefits to both the company and its neighbors.

SAFETY IN THE WORKPLACE

Rohm and Haas employees worked more safely in 1995 than ever before. During 1995, the company's rate of occupational injury and illness
(OII), as measured by standards established by the U.S. Occupational Safety and Health Administration (OSHA), fell to an all-time low of 1.8, down nearly 30 percent from 2.5 in 1994, and a full two-thirds lower than just four years ago.

This tremendous progress is the result of a concerted effort by employees around the world. In 1995, employees at twenty-eight locations worked without an injury, and an additional eighteen sites improved their safety performance over the previous year.

The Board of Directors Award for Safety Excellence, which honors company locations achieving exceptional safety records, were earned by the following sites in 1995: the Apizaco, Mexico plant; the Japan Research Center in Washimiya, Japan; manufacturing plants in Kankakee, Illinois and in Lauterbourg, France; the NorsoHaas joint venture in Villers-Saint-Paul, France, and the Spring House research laboratories in Pennsylvania.

The Board of Directors Award recognizes the employees of these locations for their efforts at achieving an injury-free workplace, as well as for their leadership in sending the safety message to locations the world over. Rohm and Haas will continue driving toward its goal of seeing that no one gets hurt while working for the company.

ENVIRONMENTAL PROGRESS

At mid-year, the company reported its U.S. emission measurements to that country's Environmental Protection Agency. Total U.S. plant emissions of 7.8 million pounds annually are now at their lowest point since these measures were instituted six years ago. This represents a 51 percent reduction since 1987, a period during which U.S. plant production rose by more than 60 percent.

Progress on a voluntary air emissions goal has been even more dramatic. The company pledged a 75 percent reduction in these U.S. air emissions by the end of 1996 (based on 1987 releases). To date, it has achieved reductions of 62 percent.

Five years ago, the company also pledged a 25 percent reduction in all manufacturing wastes, despite its expectation of increased production during that period. Our plants have made significant progress in a number of major processes. At the end of 1995, process waste reduction stood at just over 10 percent. We expect to make dramatic progress on this measure in 1996.

(continued on page 20)

ID: GRAPHICS -- PHOTOGRAPHS (CAPTIONS BELOW)

CONFIRM IS A REDUCED RISK INSECTICIDE THAT CONTROLS CATERPILLARS WITHOUT HARM TO BENEFICIAL INSECTS.

ADAM HSU AND HAL ALLER WERE NAMED "INVENTORS OF THE YEAR" FOR THEIR DISCOVERY OF CONFIRM/MIMIC INSECTICIDE.

Because we want people to work safely.

CORPORATE RESPONSIBILITY

MEASURING COMMUNITY RELATIONSHIPS

Early in 1995, the company conducted the fifth round of community surveys in the United States, established ten years ago to accurately determine external perceptions of its performance at key operating locations. Surveys now have been conducted in North America, Europe, and Latin America to guide facility managers in relationships with neighboring communities.

One measure of how well a facility relates to its neighbors is the degree of favorability expressed by the community. In the ten years during which these measurements have been taken, average favorability at five U.S. locations has risen by seven percent. This, despite the ever-increasing challenges of operating chemical facilities, reflects a continuing commitment by plant management to factor community concerns into their daily operations.

REMEDIATION EFFORTS

Rohm and Haas completed the remediation of marshland surrounding the Lipari Landfill and restored nearby Alcyon Lake to the Pitman, New Jersey community. This completes all but a small portion of the site cleanup. Rohm and Haas joined with residents and representatives of the EPA at a fall rededication of the lake. Nature trails and athletic fields will soon exist in the remediated areas.

During the same time period, Rohm and Haas Italia completed work at a former waste site adjacent to the Mozzanica plant. This company-initiated project, included local government involvement in the planning and construction phases, and careful monitoring by Italian environmental authorities. A tree planting ceremony by local children symbolized the successful restoration of the area that will now be used for botanical studies by local schools.

In March 1995, Rohm and Haas took a $17 million after-tax charge to earnings following a court ruling that ordered it to indemnify another firm involved in the cleanup of the Whitmoyer site in Myerstown, Pennsylvania. Nearly all contaminants were removed from a storage vault at this Pennsylvania site during the year and are being stored prior to disposal. Designs for the most effective method for treating groundwater were further explored under the oversight of the EPA.

ID: GRAPHICS -- PHOTOGRAPHS (CAPTIONS BELOW)

ID: GRAPHICS -- BAR CHART

YUKISATO KUROKAWA, N. K. SUZUKI AND KUNIO TAKASE HELPED THE JAPAN RESEARCH CENTER EARN THE COMPANY'S TOP SAFETY AWARD.

ROHM AND HAAS SPONSORS THE KIDSAFE ID PROGRAM IN LOUISVILLE, KENTUCKY.

                         1995 FINANCIAL REVIEW


                               CONTENTS

MANAGEMENT DISCUSSION AND ANALYSIS
Results of Operations (1995, 1994 and 1993)                   22
Summary by Business Group (1995, 1994 and 1993)               22
Liquidity, Capital Resources and Other Financial Data         27

Quarterly Results of Operations                               31

CONSOLIDATED FINANCIAL STATEMENTS
Summary of Significant Accounting Policies                    33
Statements of Consolidated Earnings                           34
Statements of Consolidated Cash Flows                         35
Consolidated Balance Sheets                                   36
Statements of Consolidated Stockholders' Equity               37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1     Acquisitions and Dispositions of Assets            38
Note 2     Investments                                        38
Note 3     Other Expense, Net                                 38
Note 4     Financial Instruments                              39
Note 5     Income Taxes                                       39
Note 6     Industry Segment Reporting and Information
             about Foreign Operations                         40
Note 7     Pension Plans                                      42
Note 8     Employee Benefits                                  43
Note 9     Accounts Receivable, Net                           44
Note 10    Inventories                                        44
Note 11    Prepaid Expenses and Other Assets                  44
Note 12    Land, Buildings and Equipment, Net                 45
Note 13    Other Assets, Net                                  45
Note 14    Notes Payable                                      45
Note 15    Long-Term Debt                                     45
Note 16    Accounts Payable and Accrued Liabilities           46
Note 17    Other Liabilities                                  46
Note 18    Stockholders' Equity                               46
Note 19    Stock Option Plan                                  46
Note 20    Lease and Rental Commitments                       47
Note 21    Contingent Liabilities, Guarantees and
             Commitments                                      47

Report on Financial Statements                                49
Independent Auditors' Report                                  49
Eleven-Year Summary of Selected Financial Data                50

                  MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS --
1995, 1994 AND 1993

Earnings in 1995 totaled $292 million, 11% higher than the $264 million reported in 1994. Earnings per common share were $4.22, up from $3.79 the year before. Charges for waste site accruals in 1995 were $.43 per common share compared to $.30 in 1994. The 1995 amount included a $.25 first-quarter charge for the cleanup of a former manufacturing site contaminated by a previous owner. Sales of $3,884 million were 10% higher than 1994, though volume decreased 2%. The sales growth reflects 4% higher selling prices, a higher-priced product mix, 9% stronger European currencies and a 10% stronger Japanese yen. Volume declined as a result of the sale of several small businesses, shedding unprofitable products and a slowdown in certain end-use markets. The earnings growth is due to a more profitable product mix, cost control programs and favorable foreign currency movements which offset the negative impact of 18% higher raw material prices. In 1995, the benefits of increased productivity and cost control efforts offset the impact of inflation on the company's operating results.

Earnings for 1994 were $264 million, up from 1993 earnings of $181 million (before 1993 special charges and credits). Earnings per common share were $3.79 compared to $2.56 in 1993. In 1993, special items totaled a net after-tax charge of $55 million for asset writedowns and environmental remediation related to the Lipari waste site, net of a gain on the sale of a subsidiary. Favorable impacts on earnings in 1994 included stronger European and Asian economies and currencies, 8% higher sales and shipping volume, smooth plant operations and reduced operating costs as a result of productivity improvements. Lower startup costs, lower research and development costs and improved affiliate results also contributed to the earnings gain. Earnings were affected negatively by 1% lower selling prices, excluding the effect of currencies, and 4% higher raw material prices.

These and other factors affecting earnings are discussed at right. They are summarized on a per-share basis on page 26.

SUMMARY BY BUSINESS GROUP
(Refer to table on page 23)

The company's operations are organized by worldwide business groups. A description of each business group's operations can be found in the business review section of this report.

POLYMERS, RESINS AND MONOMERS (PRM) earnings in 1995 were $162 million, down 3% from 1994. Sales increased 9%, though volume declined 2% due to higher selling prices, a higher-priced product mix and stronger currencies in Europe and Japan. Volume was lower due to the sale of the styrene butadiene latex business, shedding unprofitable products and the slowdown in certain end-use markets. Architectural Coatings and Adhesives had strong volume growth in Europe and Asia-Pacific and Industrial Coatings had volume gains in all regions. Architectural Coatings reported lower volume in North America due to a slowdown in the construction markets and shedding unprofitable products. Earnings were hurt by higher raw material prices and costs resulting from a fire in one of the acrylic acid units at Houston, Texas, earlier in the year.

PRM 1994 earnings were $167 million, up 39% from 1993. Sales and volume were up 9%, with all market segments and regions reporting increases. Businesses with noteworthy increases included Architectural Coatings, Industrial Coatings, Construction Products and Adhesives. Earnings were helped by higher volume, smooth plant operations, reduced operating costs and stronger Japanese currencies. These factors offset higher raw material prices.

PERFORMANCE CHEMICALS reported 1995 earnings of $65 million, up sharply from 1994 earnings of $38 million. Sales increased 11% and volume grew 5%, excluding the effect of the sale of Plaskon, a small electronic chemicals subsidiary, because of a higher-priced product mix, higher selling prices and stronger foreign currencies. The earnings growth was fueled by a stellar performance by Shipley, the company's electronic chemicals subsidiary. Shipley reported double-digit increases in volume and sales and more than doubled its 1994 earnings as a result of worldwide growth of the semiconductor market. Ion Exchange Resins reported lower losses in 1995 as a result of higher volume in all regions, tight cost control, lower inventory writeoffs and the strength of the Japanese yen. However, selling prices continued to be lower than the prior year. Biocides benefited from strong volume growth worldwide and the strengthening of foreign currencies.

Performance Chemicals earnings in 1994 were $38 million, up from $18 million in 1993, excluding an $11 million after-tax gain in 1993 on the sale of Supelco, Inc., a manufacturer of chromatographic supplies.
Sales increased 8% and volume was up 4%, excluding Supelco. Earnings increased due to volume gains, a higher-priced product mix, reduced operating costs and the strengthening of the Japanese yen. Biocides had volume gains in all regions. Electronic Chemicals had strong growth in North America and Europe. Ion Exchange Resins reported higher volume in 1994, but selling prices dropped below 1993's already depressed levels. Despite restructuring initiatives begun in 1993 which significantly reduced selling, administrative and research costs, Ion Exchange Resins continued to report losses in 1994.

NET SALES BY BUSINESS GROUP AND CUSTOMER LOCATION
----------------------------------------------------------------------------------------------------------------
               POLYMERS, RESINS        PERFORMANCE                        AGRICULTURAL
                 AND MONOMERS           CHEMICALS         PLASTICS         CHEMICALS              TOTAL
----------------------------------------------------------------------------------------------------------------
(Millions
of dollars)   1995    1994    1993  1995  1994  1993  1995  1994  1993  1995  1994  1993    1995    1994    1993
----------------------------------------------------------------------------------------------------------------
North
 America    $1,188  $1,145  $1,068  $361  $335  $328  $384  $368  $342  $141  $119  $107  $2,074  $1,967  $1,845
Europe         317     260     225   256   220   206   238   203   176   165   143   137     976     826     744
Asia-Pacific   193     151     128   257   230   207    47    40    36   100    93    87     597     514     458
Latin
 America        99      98      98    22    21    21    24    24    25    92    84    78     237     227     222
            ----------------------------------------------------------------------------------------------------
Total       $1,797  $1,654  $1,519  $896  $806  $762  $693  $635  $579  $498  $439  $409  $3,884  $3,534  $3,269
----------------------------------------------------------------------------------------------------------------



SUMMARY OF 1991-1995 RESULTS BY BUSINESS GROUP
------------------------------------------------------------------------------
(Millions of dollars)                    1995    1994    1993    1992    1991
------------------------------------------------------------------------------
NET SALES
  Polymers, Resins and Monomers        $1,797  $1,654  $1,519  $1,425  $1,290
  Performance Chemicals                   896     806     762     682     566
  Plastics                                693     635     579     573     546
  Agricultural Chemicals                  498     439     409     383     361
                                       ---------------------------------------
Total                                  $3,884  $3,534  $3,269  $3,063  $2,763
------------------------------------------------------------------------------
NET EARNINGS*
  Polymers, Resins and Monomers        $  162  $  167  $  120  $  124  $  116
  Performance Chemicals                    65      38      29      19      43
  Plastics                                 63      58      (2)     38       8
  Agricultural Chemicals                   51      40      39      25      33
  Corporate                               (49)    (39)    (60)    (32)    (37)
                                       ---------------------------------------
Total                                  $  292  $  264  $  126  $  174  $  163

*Excludes charges for the cumulative effect of accounting changes in 1993 and 1992.
------------------------------------------------------------------------------
RONA
  Polymers, Resins  and Monomers         10.9%   12.3%    9.7%    9.7%   11.0%
  Performance Chemicals                   7.2     4.1     3.2     2.1     7.0
  Plastics                               10.3    10.3      --     5.8     1.3
  Agricultural Chemicals                 14.7    11.1    13.4     7.8    11.3
  Corporate                              (9.1)   (6.3)  (10.7)  (12.2)  (11.7)
                                       ---------------------------------------
Total                                     8.1%    7.6%    4.3%    6.1%    6.8%
------------------------------------------------------------------------------
Corporate includes non-operating items such as interest income and expense.

See page 26 for definition of RONA.


SUMMARY OF 1991-1995 RESULTS BY CUSTOMER LOCATION
------------------------------------------------------------------------------
(Millions of dollars)                    1995    1994    1993    1992    1991
------------------------------------------------------------------------------
NET SALES
  North America                        $2,074  $1,967  $1,845  $1,678  $1,527
  Europe                                  976     826     744     788     727
  Asia-Pacific                            597     514     458     383     314
  Latin America                           237     227     222     214     195
                                       ---------------------------------------
Total                                  $3,884  $3,534  $3,269  $3,063  $2,763
------------------------------------------------------------------------------
NET EARNINGS*
  North America                        $  175  $  175  $  121  $   83  $   84
  Europe                                   96      71      27      77      59
  Asia-Pacific                             55      41      23      28      42
  Latin America                            15      16      15      18      15
  Corporate                               (49)    (39)    (60)    (32)    (37)
                                       ---------------------------------------
Total                                  $  292  $  264  $  126  $  174  $  163

*Excludes charges for the cumulative effect of accounting changes in 1993 and 1992.
------------------------------------------------------------------------------
RONA
  North America                          10.0%   10.6%    8.1%    4.7%    5.8%
  Europe                                 11.2     9.2     3.6    10.2     9.3
  Asia-Pacific                            8.0     6.7     4.0     5.6    11.9
  Latin America                           7.5     9.3     9.3    11.3     9.8
  Corporate                              (9.1)   (6.3)  (10.7)  (12.2)  (11.7)
                                       ---------------------------------------
Total                                     8.1%    7.6%    4.3%    6.1%    6.8%
------------------------------------------------------------------------------

The four geographic regions reflect the company's major marketing profit centers relative to customer location. Corporate includes non-operating items such as interest income and expense.

See page 26 for definition of RONA.

PLASTICS 1995 earnings were $63 million, up 9% from 1994 earnings.
Sales increased 9%, though volume declined 5%, reflecting higher selling prices and stronger European currencies. The earnings growth was due to a strong performance by AtoHaas Americas and its affiliates resulting from volume gains in Europe and Asia-Pacific. Plastics Additives reported lower volume across all regions as a result of the slowdown in construction and automotive markets and production outages earlier in the year at the Louisville, Kentucky production facility.

Plastics reported 1994 earnings of $58 million, compared to a loss of $2 million in 1993, which included after-tax charges of $34 million for asset writedowns. Earnings increased 81%, excluding these charges. Sales and volume grew 10%. The improved earnings also reflect smooth plant operations and lower research costs; however raw material prices were up during the second half of the year, adversely impacting earnings. Additives used in PVC and engineering resins had strong volume gains in North America, Europe and Asia-Pacific. AtoHaas North America reported increased volume for all product lines. AtoHaas Europe's losses were significantly lower than 1993; they reflected improving economies in Europe.

AGRICULTURAL CHEMICALS 1995 earnings were $51 million, up 28% from 1994. Sales of $498 million were 13% higher, despite flat volume, due to a higher-priced product mix and stronger currencies in Europe and Japan. Mimic, a new insecticide used to control caterpillar infestations, reported strong growth in North America and Asia-Pacific. Systhane fungicide had volume gains in North America due to heavy disease pressure on California grapes and in Europe and Asia-Pacific due to new promotions. Total volume was flat due to lower shipments of Dithane fungicide in Europe and Asia-Pacific caused by softness in demand and increased competition. The earnings comparison was helped by a more profitable product mix, stronger currencies in Japan and Europe and reduced asset writeoffs recorded in 1995 compared to 1994.

Agricultural Chemicals had 1994 earnings of $40 million, 3% higher than the prior year. Sales increased 7% due to 2% higher volume and a higher-priced product mix. The benefits of a more favorable product mix and a stronger Japanese yen were offset by higher selling, administrative and research costs and the writedown of a research facility. Dithane fungicide had sales gains in North America, but these were partly offset by declines in all other regions due to adverse weather conditions and lower spending by growers. Goal and Kerb herbicides reported higher sales due to favorable weather conditions. Mimic insecticide and newly acquired products also contributed to the sales increase.

CORPORATE expenses totaled $49 million in 1995, compared with $39 million in 1994 and $60 million in 1993. The 1995 period included an after-tax charge of $17 million for additional potential liability related to the cleanup of the Whitmoyer waste site. The 1993 expense included an after-tax charge of $32 million for remediation of lake and marsh property near the Lipari landfill. The change in interest expense in 1995 and 1994 versus the prior year was due to changes in interest capitalized as part of construction in progress resulting from different levels of capital spending. Lower interest rates and debt levels in 1995 also contributed to lower interest expense in that year.

PHYSICAL VOLUME of shipments decreased by 2% in 1995 from 1994 and increased by 8% in 1994 over 1993:

------------------------------------------------------------------------------
                                                      Percent change
BUSINESS GROUP                              1995 VS 1994          1994 vs 1993
------------------------------------------------------------------------------
Polymers, Resins and Monomers                    (2)%                   9%
Performance Chemicals                             4                    --
Plastics                                         (5)                   10
Agricultural Chemicals                           --                     2
                                                 ---                   ---
Worldwide                                        (2)%                   8%
------------------------------------------------------------------------------
                                                      Percent change
CUSTOMER LOCATION                           1995 VS 1994          1994 vs 1993
------------------------------------------------------------------------------
North America                                    (5)%                   6%
Europe                                            4                    13
Asia-Pacific                                     14                    11
Latin America                                     2                     7
                                                 ---                   ---
Worldwide                                        (2)%                   8%
------------------------------------------------------------------------------

ID: GRAPHIC -- LINE CHART

SUMMARY OF CONSOLIDATED RESULTS

The graph on page 24 shows the historical trend of gross profit, selling, administrative and research expenses and operating earnings as a percent of sales.

An analysis of gross profit changes is summarized on a per-share basis on page 26.

NET SALES of $3,884 million were 10% higher than 1994, and volume decreased 2%. The sales growth reflects 4% higher selling prices, a higher-priced product mix and stronger currencies in Europe and Japan. The favorable currency movements accounted for three percentage points of the 10% sales increase. Volume declined as a result of the sale of several small businesses, shedding unprofitable products and a slowdown in certain end-use markets. Sales in 1994 of $3,534 million were 8% higher than 1993, due to 8% higher shipping volume and 1% lower selling prices. Currency translations contributed one percentage point of the 8% sales increase in 1994.

RAW MATERIAL PRICES started escalating rapidly during the second half of 1994 and continued to climb sharply in 1995, peaking in the third quarter. Prices for raw materials, including acetone, propylene, styrene and butanol, soared 18% in 1995 after increasing 4% in 1994, excluding currency impacts. The higher prices were due to tightness in supply in the petrochemical markets. Raw material prices declined in the fourth quarter, though they still remained 1% higher than the fourth quarter of 1994. The charts below and on page 26 identify year-to- year changes for average unit raw material costs and average unit selling prices based on the company's product mix.

GROSS PROFIT increased to $1,333 million in 1995, up 5% from 1994. The gross profit margin was 34%, 36% and 34% in 1995, 1994 and 1993, respectively, excluding a $25 million charge in 1993 for asset writeoffs. The gross profit margin decreased in 1995 because the escalation of raw material prices outpaced selling price increases, the benefits of productivity improvements and lower waste accruals recorded as part of gross profit. Costs resulting from a fire in one of the acrylic acid units at Houston, Texas, earlier in the year also hurt margins. The increase in gross profit margin in 1994 was the result of higher production volume, smooth plant operations and reduced operating costs resulting from productivity improvements.

SELLING, ADMINISTRATIVE AND RESEARCH (SAR) EXPENSES in 1995 were up less than 2% from 1994, excluding the impact of stronger foreign currencies and divestitures in 1995 and the writeoff of a research facility in 1994. The flat spending reflects the success of internal cost control efforts offsetting higher spending for new Agricultural Chemicals products and new business operations in Asia-Pacific. SAR expenses were down slightly in 1994 compared to 1993, excluding acquisitions, a divestiture, currency exchange rates and the writedown of a research facility in 1994. The lower SAR expenses reflected cost containment efforts begun in the latter part of 1993.

INTEREST EXPENSE was $39 million in 1995, down $7 million from 1994, due to lower interest rates and debt levels and higher capitalization of interest due to higher capital spending. Interest expense before capitalized interest was $57 million compared to $60 million in 1994. Interest expense in 1994 increased $5 million from 1993 due to lower capitalization of interest expense as a result of lower capital spending.

ID: GRAPHIC -- LINE CHARTS

SHARE OF AFFILIATE NET EARNINGS was $5 million in 1995 compared to $2 million in 1994 and a loss of $6 million in 1993. The improvement is due to earnings from the AtoHaas affiliates in 1995 compared to a small loss in 1994 and higher losses in 1993, reflecting the difficult economic conditions in Europe during 1993.

OTHER EXPENSE, NET was $48 million, compared to $24 million in 1994 and $59 million in 1993. The 1995 period included $26 million for additional potential liability related to the cleanup of the Whitmoyer waste site, $16 million for severance and early retirement costs and $4 million for the settlement of litigation. The 1994 expense included $17 million of severance and early retirement costs related to restructuring operations. The charge in 1993 included $56 million for the writedown of assets in England and environmental remediation costs related to the Lipari waste site, net of a gain on the sale of Supelco, Inc.

THE EFFECTIVE TAX RATE was 34%, down from 35% in 1994 and 1993, due to lower taxes on foreign earnings.

RETURN ON NET ASSETS (RONA) equals net earnings before cumulative effect of an accounting change plus after-tax interest expense, divided by year-end total assets. RONA was 8% in 1995 and 1994 and 4% in 1993.

RETURN ON COMMON STOCKHOLDERS' EQUITY (ROE) is obtained by dividing net earnings (before reduction for the cumulative effect of an accounting change) less preferred stock dividends by average year-end common stockholders' equity. Average year-end common stockholders' equity is calculated without the reduction for the ESOP transaction. ROE was 17% in 1995, 16% in 1994 and 8% in 1993.

The return on investment graph shows these measures for the past eleven years.

ANALYSIS OF CHANGE IN PER-COMMON-SHARE EARNINGS
CURRENT YEAR RELATIVE TO YEAR EARLIER
-------------------------------------------------------------------
                                                 $/Common Share
                                                   (after tax)
                                              ---------------------
                                                1995          1994+
-------------------------------------------------------------------
GROSS PROFIT
Selling prices                                $ 1.27        $ (.11)
Raw material costs                             (1.66)         (.39)
Physical volume and product mix                  .67           .83
Other manufacturing costs                       (.11)         1.17
Currency effect on gross profit                  .46           .15
                                              ---------------------
  Increase in gross profit                       .63          1.65
-------------------------------------------------------------------
OTHER CAUSES
Selling, administrative and research
  expenses*                                     (.17)          .03
Asset dispositions                               .09           .01
Certain waste disposal site cleanup costs       (.25)          .41
Share of affiliate earnings                      .04           .12
Other                                            .09          (.17)
                                              ---------------------
  Increase (decrease) from other causes         (.20)          .40
-------------------------------------------------------------------
Increase in per-common-share
  earnings                                    $  .43        $ 2.05
-------------------------------------------------------------------
*The amounts shown are on a U.S. dollar basis and include the impact of currency movements as compared to the prior period. +Restated to conform to current-year presentation.

ID: GRAPHIC -- LINE CHARTS

         LIQUIDITY, CAPITAL RESOURCES AND OTHER FINANCIAL DATA

CASH FLOW Cash provided by operations for 1995 was $513 million. These funds were used to finance the company's capital expenditures, pay dividends and repay debt during the year. The company maintains an "A" debt rating and has adequate financial resources available to provide cash required for future operations.

FINANCING Total borrowings at year-end 1995 were $696 million, down $90 million from the prior year. During 1995, the company redeemed its $75 million, 9.625% notes due 1998 at par plus accrued interest. At the end of 1995, the debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 36%, compared with 44% at the end of 1994 and 48% at the end of 1993. The company's capital structure is based upon a planned maximum 50% debt-to-equity ratio. This financial policy was established to ensure strong financial ratios and access to external financing.

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

The company is a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's (EPA) Superfund priority list. The company also is involved in corrective actions at some of its manufacturing facilities. Accruals for expected future remediation costs are in accordance with the provisions of SFAS No. 5, "Accounting For Contingencies," which requires an accrual to be recorded when it is probable a liability has been incurred and costs are reasonably estimable. The company considers a broad range of information when determining the amount of the accrual, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for this or similar sites, the liability of other parties, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are updated quarterly as additional technical and legal information becomes available. Major sites for which reserves have been provided are: the non-company-owned Lipari and Woodland sites in New Jersey and Whitmoyer in Pennsylvania, and company-owned sites in Bristol and Philadelphia, Pennsylvania and in Houston, Texas. In addition, the company has provided for future costs at approximately 80 other sites where it has been identified as potentially responsible for cleanup costs and, in some cases, damages for alleged personal injury or property damage.

The amounts charged to earnings before tax for environmental remediation were $45 million, $31 million and $57

ID: GRAPHIC -- LINE CHART
            -- BAR CHART
million in 1995, 1994 and 1993, respectively. The charge in 1995 included $26 million for additional potential liability related to the cleanup of the Whitmoyer waste site as a result of an adverse court ruling, which the company is appealing. The 1994 charge included $14 million related to the company-owned Bristol site. The charge in 1993 included $50 million for remediation of lake and marsh property near the Lipari landfill. The reserves for remediation were $170 million and $176 million at December 31, 1995, and 1994, respectively, and are recorded as "other liabilities" (current and long-term). Probable insurance recoveries were $72 million at December 31, 1995, and 1994.
In 1995 and early 1996, the company reached agreements with certain insurance carriers regarding the company's claims for environmental remediation costs and related legal expenses. Accordingly, $24 million of probable insurance recoveries were classified as accounts receivable at December 31, 1995, and were collected in early 1996. Other insurance carriers have denied coverage in most cases and the company has initiated legal action in New Jersey and Pennsylvania. In estimating probable insurance recovery amounts, the company has considered various factors, including the terms of the insurance policies which are applicable to each site, policy limits, the law which is likely to be applied in the jurisdiction, collections from other insurance carriers and the facts as currently understood by the company. Based upon all of these factors, amounts collected and the opinion of counsel, the company has concluded that the recorded amount of insurance coverage is probable of recovery.

In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies related to environmental matters of approximately $70 million at December 31, 1995. Further, the company knows that additional future environmental remediation may be required, but these loss contingencies are not reasonably estimable at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the alternative methods of remediation and the range of cost associated with those alternatives. The company believes that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position or consolidated cash flows of the company, but could have a material adverse effect on consolidated results of operations in any given year.

In 1995, a lawsuit was filed against the company and other defendants, seeking class action certification for property damage, personal injury and medical monitoring allegedly related to contamination of the Lipari landfill, nearby streams and Lake Alcyon in Pitman, New Jersey. The company believes it has substantial defenses to this lawsuit; it is too early to determine what financial impact, if any, it may have.

Capital spending for new environmental protection equipment was $32 million in 1995. Spending for 1996 and 1997 is expected to be approximately $39 million and $27 million, respectively. Capital expenditures in this category include projects whose primary purpose is pollution control and safety, as well as environmental aspects of projects in other categories on page 29 which are intended primarily to improve operations or increase plant efficiency. The company expects future capital spending for environmental protection equipment to be consistent with prior-year spending patterns. Capital spending does not include the cost of environmental remediation of waste disposal sites.

Cash expenditures for waste disposal site remediation were $51 million in 1995, $46 million in 1994 and $21 million in 1993. The expenditures for remediation are charged against accrued remediation reserves. The cost of operating and maintaining environmental facilities was $96 million, $107 million and $105 million in 1995, 1994 and 1993, respectively, and was charged against current-year earnings.

DIVIDENDS Total common stock dividends paid in 1995 were $1.56 per share, compared to $1.44 per share in 1994, and $1.36 per share in 1993. The company's common stock dividend payout is targeted at 35% of earnings. Common stock dividends have been paid each year since 1927. The common stock dividend payout has increased annually every year since 1977. Total preferred dividends paid were $2.75 per share in 1995, 1994 and 1993.

ID: GRAPHIC -- LINE CHART

ADDITIONS TO LAND, BUILDINGS AND EQUIPMENT Fixed asset additions in 1995 totaled $417 million, up $78 million from last year's spending level. Spending in 1995 included capacity expansion for acrylic acid and butyl acrylate ester at Houston, Texas, a new biocides production facility at Bayport, Texas and emulsion facility expansions at Houston, Texas and Lauterbourg, France. The company has budgeted capital expenditures in 1996 of approximately $375 million. Spending for environmental protection equipment, which is included in several of the categories on the chart shown below, was $32 million in 1995, $31 million in 1994 and $55 million in 1993.

Expenditures for the past three years, categorized by primary purpose of project, were:

------------------------------------------------------------------
(Millions of dollars)                    1995      1994      1993
------------------------------------------------------------------
Environmental, cost savings
  and infrastructure                     $185      $158      $202
Capacity additions and new products       198       139       144
Research facilities and equipment          16        28        17
Capitalized interest cost                  18        14        19
                                         -------------------------
Total                                    $417      $339      $382
------------------------------------------------------------------

ACQUISITIONS AND DIVESTITURES On July 31, 1995, the company sold its Plaskon Electronic Materials subsidiary. Plaskon manufactures molding compounds used to encapsulate semiconductors. The sale did not have a material effect on the company's results.

On June 29, 1994, the company acquired from Monsanto Company its worldwide pyridine herbicide business and a new fungicide for $51 million. The purchase price will be paid in equal installments over a four-year period and has been recorded as current and long-term debt. The assets acquired included a manufacturing facility, inventory and patents.

During 1994, the company sold the styrene butadiene latex business which included a plant at Mallard Creek, North Carolina and a small emulsion plant located in Lemont, Illinois. These transactions were not material to the company's financial results.

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

On May 6, 1993, the company completed the sale of its subsidiary, Supelco, Inc., to Sigma-Aldrich Corporation. The sale resulted in an after-tax gain of $11 million. Supelco manufactures chromatographic supplies.

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

ID: GRAPHIC -- LINE CHART

STOCK REPURCHASES On December 4, 1995, the Board of Directors authorized the purchase of approximately 3.5 million shares of common stock on the open market over two years beginning in 1996. During 1995, the company repurchased 515,138 shares of its common stock at a total cost of $29 million, compared to 123,345 shares in 1994 at a cost of $7 million.

WORKING CAPITAL (the excess of current assets over current liabilities) was $593 million at year-end 1995, up $85 million from 1994. Accounts receivable from customers increased $39 million due to sales growth. Inventory increased $17 million due to building monomer inventories for growth in 1996. Days cost of sales in ending inventory was 72 days, down from 78 days at the end of 1994. Details about two major components of working capital at the end of 1995 and 1994 follow:

------------------------------------------------------------------
(Millions of dollars)                          1995          1994
------------------------------------------------------------------
INVENTORIES
  Year-end balance                             $504          $487
  Annual turnover                              5.1X          4.7x
CUSTOMER RECEIVABLES
  Year-end balance                             $661          $622
  Annual turnover                              5.9X          5.7x
------------------------------------------------------------------

NET FIXED ASSETS  Investment in net fixed assets is summarized below.

------------------------------------------------------------------
(Millions of dollars)                          1995          1994
------------------------------------------------------------------
  Year-end balance                           $2,048        $1,960
  Annual turnover                              1.9X          1.8x
------------------------------------------------------------------

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

In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets be reviewed for impairment whenever events indicate that the carrying amount of an asset may not be recoverable. The company does not expect the adoption of this accounting standard in 1996 to have a material impact on the company's financial position or results of operations.

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock- Based Compensation," which is effective beginning in 1996. This statement encourages the fair value based method of accounting for stock options and similar equity instruments granted to employees. This method requires that the fair value of equity instruments granted to employees be recorded as compensation expense. However, the statement allows companies to continue to use the intrinsic value based method, which in most cases, does not result in a charge to earnings. For 1995, the fair value based method would result in an immaterial charge to earnings and the company does not expect to change its method of accounting for stock options. However, the company will adopt the disclosure requirements in 1996.

ID: GRAPHIC -- LINE CHART

              QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

First quarter 1995 earnings were $79 million, up 18% from the first quarter of 1994. Sales of $985 million were 15% higher than reported in the prior-year period. The 1995 results were reduced by a $17 million after-tax charge for additional potential liability related to the cleanup of the Whitmoyer waste site. Without this charge, earnings would have been up 43%. Earnings increased as a result of volume growth, a higher-priced product mix, higher selling prices, stronger currencies in Europe and Japan and productivity improvements in manufacturing, selling, administrative and research operations.
Earnings were hurt by 31% higher raw material prices.

Earnings in the second quarter of 1995 were $87 million, down 8% from the prior-year period. Sales of $1,042 million were an all-time quarterly high, up 10% from last year. Though volume was down, sales were higher due to a higher-priced product mix, 3% higher selling prices and a boost from 13% stronger European currencies and a 22% stronger Japanese yen. Higher raw material prices, which increased 27% over the prior-year period, a slowdown in the U.S. economy, higher manufacturing costs and costs associated with a fire in one of the acrylic acid units at the Houston plant resulted in lower earnings.

Third quarter 1995 earnings were $59 million, up 7% from last year's earnings of $55 million. Net sales of $942 million were up 8% from last year's results. Volume decreased 4%, due to slowing economies around the world and the impact of divested businesses. Sales increased as a result of 4% higher selling prices, a higher-priced product mix, 7% stronger European currencies and a 10% stronger Japanese yen. Raw material prices were 24% higher than the prior-year period.

Fourth quarter 1995 earnings were $67 million, up 43% from the 1994 period. Sales of $915 million were 6% greater than the prior-year period and volume increased 1%, excluding the effect of divested businesses, reflecting 4% higher selling prices, a higher-priced product mix and stronger currencies in Europe. Raw material prices were 1% higher than the prior-year period.

ID: GRAPHIC -- HIGH/LOW CHART

1995 QUARTERLY RESULTS
------------------------------------------------------------------------------
                                   1st       2nd       3rd       4th    YEAR
(Millions of dollars)          Quarter   Quarter   Quarter   Quarter    1995
------------------------------------------------------------------------------
Net sales                        $ 985    $1,042     $ 942     $ 915  $3,884
Gross profit                       357       341       308       327   1,333
Net earnings                        79        87        59        67     292
------------------------------------------------------------------------------
Net earnings per common
  share, in dollars              $1.14    $ 1.26     $ .85     $ .98  $ 4.22
------------------------------------------------------------------------------
Cash dividends per common
  share, in dollars              $ .37    $  .37     $ .41     $ .41  $ 1.56
------------------------------------------------------------------------------
Percentage change from
  prior year
  Net sales                         15 %      10 %      8 %        6 %    10 %
  Physical volume                    5        (3)      (4)        (4)     (2)
------------------------------------------------------------------------------
  Net earnings                      18 %      (8)%      7 %       43 %    11 %
------------------------------------------------------------------------------
  Net earnings per common share     19 %      (8)%      9 %       44 %    11 %
------------------------------------------------------------------------------


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

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

                Rohm and Haas Company and Subsidiaries
                  STATEMENTS OF CONSOLIDATED EARNINGS

Years ended December 31, 1995, 1994 and 1993
          ------------------------------------------------------------------------------------------
          (Millions of dollars, except per-share amounts)               1995        1994        1993
          ------------------------------------------------------------------------------------------
          CURRENT EARNINGS
          ------------------------------------------------------------------------------------------
          Net sales                                                   $3,884      $3,534      $3,269
NOTE 10   Cost of goods sold                                           2,551       2,267       2,174
                                                                      ------------------------------
          Gross profit                                                 1,333       1,267       1,095
          Selling and administrative expense                             616         591         590
          Research and development expense                               194         201         205
NOTE 12   Interest expense                                                39          46          41
NOTE 2    Share of affiliate net earnings (losses)                         5           2          (6)
NOTE 3    Other expense, net                                              48          24          59
                                                                      ------------------------------
          Earnings before income taxes                                   441         407         194
NOTE 5    Income taxes                                                   149         143          68
                                                                      ------------------------------
          Earnings before cumulative effect of accounting change         292         264         126
NOTE 8    Cumulative effect of accounting change, net of income taxes     --          --         (19)
                                                                      ------------------------------
          NET EARNINGS                                                $  292      $  264      $  107
          ------------------------------------------------------------------------------------------
          NET EARNINGS                                                $  292      $  264      $  107
NOTE 18   Less preferred stock dividends                                   7           7           8
                                                                      ------------------------------
          NET EARNINGS APPLICABLE TO COMMON SHAREHOLDERS              $  285      $  257      $   99
          PER COMMON SHARE:
            Before cumulative effect of accounting change             $ 4.22      $ 3.79      $ 1.74
            Cumulative effect of accounting change                        --          --        (.28)
                                                                      ------------------------------
            Net earnings                                              $ 4.22      $ 3.79      $ 1.46
          ------------------------------------------------------------------------------------------
          WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (000'S)          67,522      67,707      67,619
          ------------------------------------------------------------------------------------------

          See accompanying summary of significant accounting policies (page 33) and notes to consolidated financial statements (pages 38-48).

                Rohm and Haas Company and Subsidiaries
                 STATEMENTS OF CONSOLIDATED CASH FLOWS


Years ended December 31, 1995, 1994 and 1993
------------------------------------------------------------------------------
(Millions of dollars)                           1995         1994         1993
------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings                                 $ 292        $ 264        $ 107
  Adjustments to reconcile net earnings to
    net cash provided by operating activities:
      Cumulative effect of accounting change,
        net of income taxes                       --           --           19
      Depreciation                               242          231          226
      Deferred income taxes                       27           (2)           9
      Accounts receivable                        (77)          75          (63)
      Inventories                                (25)         (93)          34
      Accounts payable                            26           67           (5)
      Federal, foreign and other income taxes     (3)          73          (56)
      Gain on disposition of facilities and
        investments, net                          --           --          (24)
      Provision for writedown of plant assets     --           --           48
      Other working capital changes, net         (25)          35           30
      Other, net                                  56           24           33
                                               -------------------------------
        Net cash provided by operating
          activities                             513          524          358
------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to land, buildings and equipment    (417)        (339)        (382)
  Proceeds from sale of facilities
    and investments                               49            3           58
  Collection of notes receivable                  --           --           34
                                               -------------------------------
      Net cash used by investing activities     (368)        (336)        (290)
------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Purchases of treasury shares                   (29)          (7)          --
  Proceeds from issuance of long-term debt        32           38          105
  Repayments of long-term debt                  (126)         (19)        (156)
  Net change in short-term borrowings              2          (21)          25
  Payment of dividends                          (109)        (102)         (97)
  Other, net                                       2           14           (1)
                                               -------------------------------
      Net cash used by financing activities     (228)         (97)        (124)
------------------------------------------------------------------------------
  Effect of exchange rate changes on cash         (1)           1           --
                                               -------------------------------
      NET INCREASE (DECREASE) IN CASH AND
        CASH EQUIVALENTS                       $ (84)       $  92        $(56)
------------------------------------------------------------------------------
See accompanying summary of significant accounting policies (page 33) and notes to consolidated financial statements (pages 38-48).

                Rohm and Haas Company and Subsidiaries
                      CONSOLIDATED BALANCE SHEETS

December 31, 1995 and 1994
          --------------------------------------------------------------------
          (Millions of dollars)                               1995        1994
          --------------------------------------------------------------------
          ASSETS
          --------------------------------------------------------------------
          CURRENT ASSETS
          Cash and cash equivalents                         $   43      $  127
NOTE 9    Accounts receivable, net                             756         679
NOTE 10   Inventories                                          504         487
NOTE 11   Prepaid expenses and other assets                    118         147
                                                            ------------------
            Total current assets                             1,421       1,440
          --------------------------------------------------------------------

NOTE 2    INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED
            SUBSIDIARIES AND AFFILIATES                        108          90
NOTE 12   LAND, BUILDINGS AND EQUIPMENT, NET                 2,048       1,960
NOTE 13   OTHER ASSETS, NET                                    339         371
                                                            ------------------
                                                            $3,916      $3,861
          --------------------------------------------------------------------
          LIABILITIES AND STOCKHOLDERS' EQUITY
          --------------------------------------------------------------------
          CURRENT LIABILITIES
NOTE 14   Notes payable                                     $   90      $  157
NOTE 16   Accounts payable and accrued liabilities             666         699
          Federal, foreign and other income taxes               72          76
                                                            ------------------
            Total current liabilities                          828         932
          --------------------------------------------------------------------
NOTE 15   LONG-TERM DEBT                                       606         629
NOTE 5    DEFERRED INCOME TAXES                                 94          92
NOTE 8    EMPLOYEE BENEFITS                                    394         377
NOTE 17   OTHER LIABILITIES                                    144         150
          MINORITY INTEREST                                     69          61
          --------------------------------------------------------------------
NOTE 18   STOCKHOLDERS' EQUITY
          $2.75 cumulative convertible preferred stock;
            authorized -- 2,846,061 shares; issued -- 1995:
            2,656,153 shares; 1994: 2,676,515 shares           133         134
          Common stock; par value -- $2.50; authorized --
            100,000,000 shares; issued -- 78,652,380 shares    197         197
          Additional paid-in capital                           150         151
          Retained earnings                                  1,789       1,606
                                                            ------------------
                                                             2,269       2,088

          Less: Treasury stock (1995 -- 11,327,357 shares;
            1994 -- 10,960,614 shares)                         344         323
          Less: ESOP shares                                    151         156
          Other equity adjustments                               7          11
                                                            ------------------
              Total stockholders' equity                     1,781       1,620
                                                            ------------------
                                                            $3,916      $3,861
          --------------------------------------------------------------------
          See accompanying summary of significant accounting policies
          (page 33) and notes to consolidated financial statements
          (pages 38-48).

                Rohm and Haas Company and Subsidiaries
            STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

Years ended December 31, 1995, 1994 and 1993
          --------------------------------------------------------------------
          (Millions of dollars)                    1995       1994       1993
          --------------------------------------------------------------------
NOTE 18   PREFERRED STOCK
          --------------------------------------------------------------------
          Balance, beginning of year             $  134     $  136     $  136
          Conversion of shares to common stock       (1)        (2)        --
                                                 -----------------------------
          Balance, end of year                   $  133     $  134     $  136
                                                 -----------------------------

          COMMON STOCK
          --------------------------------------------------------------------
          Balance, beginning and end of year     $  197     $  197     $  197
                                                 -----------------------------

          ADDITIONAL PAID-IN CAPITAL
          --------------------------------------------------------------------
          Balance, beginning of year             $  151     $  150     $  149
          Shares issued to employees
            under bonus plan                         (1)         1          1
                                                 -----------------------------
          Balance, end of year                   $  150     $  151     $  150
                                                 -----------------------------

NOTE 15   RETAINED EARNINGS
          --------------------------------------------------------------------
          Balance, beginning of year             $1,606     $1,444     $1,434
          Net earnings                              292        264        107
          Common stock dividends paid ($1.56,
            $1.44 and $1.36 per share in 1995,
            1994 and 1993, respectively), net
            of tax benefit of $3 million in
            1995, 1994 and 1993 related to
            the ESOP                               (102)       (95)       (89)
          Preferred stock dividends ($2.75 per
            share in 1995, 1994 and 1993)            (7)        (7)        (8)
                                                 -----------------------------
          Balance, end of year                   $1,789     $1,606     $1,444
                                                 -----------------------------

NOTE 18   TREASURY STOCK, AT COST
          --------------------------------------------------------------------
          Balance, beginning of year             $  323     $  323     $  328
          Shares issued to employees under
            bonus plan                               (7)        (6)        (2)
          Purchases                                  29          7         --
          Shares issued for conversion of
            preferred stock                          (1)        (1)        --
          Adjustment to cost of previously
            acquired shares                          --         --         (3)
                                                 -----------------------------
          Balance, end of year                   $  344     $  323     $  323
                                                 -----------------------------

          OTHER EQUITY ADJUSTMENTS
          --------------------------------------------------------------------
          Balance, beginning of year             $   11     $   --     $    9
          Foreign currency translation               (2)        17         (3)
          Pension adjustment                         (2)        (6)        (6)
                                                 -----------------------------
          Balance, end of year                   $    7     $   11     $   --
------------------------------------------------------------------------------
See accompanying summary of significant accounting policies (page 33) and notes to consolidated financial statements (pages 38-48).

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ACQUISITIONS AND DISPOSITIONS OF ASSETS

On July 31, 1995, the company sold its Plaskon Electronic Materials subsidiary to Amoco Corporation. Plaskon manufactured molding compounds used to encapsulate semiconductors. The sale did not have a material effect on the company's results.

On June 29, 1994, the company acquired from Monsanto Company its worldwide pyridine herbicide business and a new fungicide for $51 million. The purchase price will be paid in equal installments over a four-year period and has been recorded as current and long-term debt. The assets acquired include a manufacturing facility, inventory and patents.

During 1994, the company sold the styrene butadiene latex business which included a plant at Mallard Creek, North Carolina and a small emulsion plant located in Lemont, Illinois. These transactions were not material to the company's financial results.

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

NOTE 2: INVESTMENTS

The company's investments in its affiliates (20-50%-owned) totaled $60 million and $52 million at December 31, 1995, and 1994, respectively. The company's equity in the net assets of the affiliates exceeded the amount of investments in affiliates by about $13 million and $19 million at December 31, 1995, and 1994, respectively, primarily due to investments in the AtoHaas affiliates. Consolidated retained earnings include accumulated affiliate losses of $6 million and $19 million at December 31, 1995 and 1994, respectively.

NOTE 3: OTHER EXPENSE, NET
------------------------------------------------------------------------------
(Millions of dollars)                               1995       1994*     1993*
------------------------------------------------------------------------------
Interest income                                     $ (7)      $ (7)     $ (6)
Royalty expense (income), net                          2         (2)       (9)
Foreign exchange losses (gains), net                  (4)         8        13
Minority interest                                      8          2        --
Asset dispositions                                    (4)         6         1
Voluntary early retirement incentives,
  severance, litigation settlements
  and certain waste disposal site
  cleanup costs                                       46         17        49
Other, net                                             7         --        11
                                                    --------------------------
Total                                               $ 48       $ 24      $ 59
------------------------------------------------------------------------------
*Restated to conform to current-year presentation.

NOTE 4: FINANCIAL INSTRUMENTS

The company's consolidated results of operations are affected by changes in interest rates and foreign exchange rates. Non-leveraged derivative financial instruments are utilized to reduce the impact of the volatility of changes in interest and exchange rates on the company's earnings. The company only purchases financial instruments to offset specific, known exposures. Credit risk associated with these derivative financial instruments is mitigated by only using major financial institutions with strong credit ratings as counterparties. The company also limits the amount of derivative financial instruments it enters into with each counterparty.

The company enters into interest rate swaps and options to manage its exposure to changes in interest rates. At December 31, 1995, and 1994, there were interest rate swaps outstanding, with maturities through 1997, with total notional amounts of $150 million and $225 million, respectively. The net swap position at December 31, 1995, converted $50 million of fixed-rate debt to floating-rate debt. At year-end 1994, the net position converted $25 million of floating-rate debt to fixed-rate debt. The differential between the fixed and floating rate amounts was accrued as an adjustment to interest expense. At December 31, 1994, the company had outstanding an interest rate option, expiring in 1997, hedging $75 million of the company's fixed rate debt. During 1995, the company closed-out half of this option at a gain of $1 million. At December 31, 1995, $38 million remained outstanding under this option.

Forward and option contracts are used to reduce foreign exchange rate risk. Forward contracts are used to reduce the exchange rate risk of certain foreign currency transactions. These agreements require the exchange of a foreign currency for U.S. dollars at a fixed rate at a future date. The carrying amounts of foreign currency forward contracts were adjusted at each balance sheet date for changes in exchange rates. At December 31, 1995, and 1994, there were contracts maturing within twelve months and three months, respectively, to sell $30 million and $52 million, respectively, of various foreign currencies. Option contracts are used to hedge probable anticipated sales by certain foreign subsidiaries. Gains and losses on these contracts are deferred and included in income in the same period as the related sales, except for subsidiaries who use their local currency as their functional currency. Those contracts are marked to market at each balance sheet date. At December 31, 1995, and 1994, the company had purchased currency options to exchange various foreign currencies for U.S. dollars totaling $158 million and $83 million, respectively. The contracts outstanding at December 31, 1995, mature within fifteen months and those outstanding at December 31, 1994, matured within eighteen months. At the end of both years, net deferred unrealized gains and losses were immaterial.

The fair value of financial instruments were estimated based on the following methods and assumptions:

    Cash and cash equivalents, accounts receivable, accounts payable and notes payable -- the carrying amount approximates fair value due to the short maturity of these instruments.

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

The carrying value and fair value of financial instruments at December 31, 1995, and 1994 are as follows:

--------------------------------------------------------------------
                                      1995               1994
                               -------------------------------------
                               Carrying   Fair    Carrying   Fair
(Millions of dollars)           Amount    Value    Amount    Value
--------------------------------------------------------------------
                                          Asset (Liability)
Long-term debt                 $(606)     $(701)   $(629)    $(645)
Foreign currency
  forwards                        --         --       (2)       (2)
Foreign currency options           5          5        3         3
Interest rate swaps and
  option                          --          1       --         2
--------------------------------------------------------------------

NOTE 5: INCOME TAXES

Earnings before income taxes earned within or outside the United States are shown below:

--------------------------------------------------------------------
(Millions of dollars)                     1995       1994      1993
--------------------------------------------------------------------
Domestic
  Parent and subsidiaries                 $266       $216      $ 43
Foreign
  Subsidiaries                             170        189       157
  Affiliates                                 5          2        (6)
                                          --------------------------
Earnings before income taxes              $441       $407      $194
--------------------------------------------------------------------

The provision for income taxes is composed of:

--------------------------------------------------------------------
(Millions of dollars)                     1995       1994      1993
--------------------------------------------------------------------
Taxes on domestic earnings
  Federal
    Current                               $ 41       $ 49      $ 14
    Deferred                                40         23        (6)
                                          --------------------------
                                            81         72         8
                                          --------------------------
  State and other
    Current                                  7          4         1
                                          --------------------------
  Total taxes on domestic earnings          88         76         9
--------------------------------------------------------------------
Taxes on foreign earnings
    Current                                 73         72        68
    Deferred                               (12)        (5)       (9)
                                          --------------------------
  Total taxes on foreign earnings           61         67        59
--------------------------------------------------------------------
Total income taxes                        $149       $143      $ 68
--------------------------------------------------------------------

Cash payments of income taxes were $111 million, $93 million and $124 million in 1995, 1994 and 1993, respectively.

Deferred income taxes reflect temporary differences between the valuation of assets and liabilities for financial and tax reporting. Details at December 31, 1995, and 1994 were:

--------------------------------------------------------------------
(Millions of dollars)                                1995      1994
--------------------------------------------------------------------
Deferred tax assets related to:
  Compensation and benefit programs                  $191      $181
  Alternative minimum tax credit carryforward          34        41
  Research and foreign tax credit carryforwards         2        19
  Accruals for waste disposal site remediation         27        30
  Accruals for plant downsizing and writedowns         16        28
  Inventories                                          36        27
  All other                                            24        32
  Valuation allowance                                  (7)       (8)
                                                     ---------------
    Total deferred tax assets                        $323      $350
                                                     ---------------
Deferred tax liabilities related to:
  Tax depreciation in excess of book depreciation    $259      $269
  Pension                                              62        58
  All other                                            13         7
                                                     ---------------
    Total deferred tax liabilities                   $334      $334
                                                     ---------------
    Net deferred tax asset (liability)               $(11)     $ 16
--------------------------------------------------------------------

Deferred taxes, which are classified into a net current and non-current balance by tax jurisdiction, are presented in the balance sheet as follows:

--------------------------------------------------------------------
(Millions of dollars)                                1995      1994
--------------------------------------------------------------------
Prepaid expenses and other assets                    $ 74      $ 95
Other assets, net                                       9        19
Accounts payable and accrued liabilities               --        (6)
Non-current deferred income taxes                     (94)      (92)
                                                     ---------------
    Net deferred tax asset (liability)               $(11)     $ 16
--------------------------------------------------------------------

The valuation allowance was reduced by $1 million in 1995 and $3 million in 1994 due to usage of tax credit carryforwards.

The effective tax rate on income differs from the U.S. statutory tax rate due to the following:

--------------------------------------------------------------------
                                          1995       1994      1993
--------------------------------------------------------------------
Statutory tax rate                        35.0%      35.0%     35.0%
Research and other U.S. tax credits       (0.9)      (0.9)     (3.1)
Asset dispositions                        (0.3)        --        1.0
Effect of non-taxable currency items      (0.7)      (0.7)       1.1
Taxes on foreign earnings and tax
  adjustments of foreign subsidiaries      0.2        1.2        1.3
Other, net                                 0.5        0.5       (0.2)
                                          --------------------------
Effective tax rate                        33.8%      35.1%      35.1%
--------------------------------------------------------------------

At December 31, 1995, the company had research tax credit carryforwards of $2 million available to reduce future U.S. income tax payments through 2010 and alternative minimum tax credit carryforwards of $34 million which are available to reduce future U.S. regular income tax payments over an indefinite period. In addition, the company has net operating loss carryforwards of $1 million available to offset future U.S. taxable income through 2005 and $15 million to offset future foreign taxable income through 2004.

Provision for U.S. income taxes, after applying statutory tax credits, was made on the unremitted earnings of foreign subsidiaries and affiliates which have not been reinvested abroad indefinitely. Unremitted earnings, after provision for applicable foreign income taxes, were approximately $346 million at December 31, 1995. If the foreign subsidiary and affiliate earnings were remitted as dividends, the amount of additional U.S. income taxes, after applying statutory tax adjustments, would not be material.

NOTE 6: INDUSTRY SEGMENT REPORTING AND
        INFORMATION ABOUT FOREIGN OPERATIONS

Rohm and Haas Company is a multinational manufacturer of specialty chemicals. The company's principal lines of business, listed in order of their relative size based on sales, are Polymers, Resins and Monomers (PRM); Performance Chemicals; Plastics, and Agricultural Chemicals. PRM and Plastics major markets are in North America and Europe. Performance Chemicals products are sold mainly in North America, Europe and Asia- Pacific. These three businesses sell their products to other manufacturers who produce end products sold to consumers and other industrial concerns. Agricultural Chemicals is the most global of the company's businesses, with sales occurring almost evenly throughout the four regions. These products are sold to growers of high-value specialty agricultural crops.

In accordance with the provisions of SFAS No. 14, the tables below present information for the years 1993-1995 related to the company's results in the four industry segments described above. The company defines the industry segment for each product shipment (including intermediates) by the customer's use of the product shipped. Therefore, no inter-segment sales or eliminations are shown. In computing each segment's identifiable assets, production facilities that are shared by more than one segment are allocated to each segment on an annual utilization basis.

--------------------------------------------------------------------
(Millions of dollars)                     1995       1994       1993
--------------------------------------------------------------------
Sales to customers
  Polymers, Resins and Monomers         $1,797     $1,654     $1,519
  Performance Chemicals                    896        806        762
  Plastics                                 693        635        579
  Agricultural Chemicals                   498        439        409
                                        ----------------------------
Total                                   $3,884     $3,534     $3,269
--------------------------------------------------------------------
Operating profit
  Polymers, Resins and Monomers         $  254     $  268     $  153
  Performance Chemicals                    100         58         34
  Plastics                                  99         95         16
  Agricultural Chemicals                    87         66         64
                                        ----------------------------
Total                                   $  540     $  487     $  267
--------------------------------------------------------------------
Share of affiliates net earnings
  (losses)
  Polymers, Resins and Monomers         $    2    $     2     $    1
  Plastics                                   3         --         (7)
                                        ----------------------------
Total                                   $    5     $    2     $   (6)
--------------------------------------------------------------------
Identifiable assets at year end
  Polymers, Resins and Monomers         $1,634     $1,525     $1,400
  Performance Chemicals                    960      1,004        970
  Plastics                                 593        552        517
  Agricultural Chemicals                   391        380        313
                                        ----------------------------
Total                                   $3,578     $3,461     $3,200
--------------------------------------------------------------------
Investment in affiliates
  Polymers, Resins and Monomers         $    7     $    6     $    6
  Plastics                                  53         46         56
                                        ----------------------------
Total                                   $   60     $   52     $   62
--------------------------------------------------------------------
Depreciation expense
  Polymers, Resins and Monomers         $  113     $  102     $  101
  Performance Chemicals                     48         56         52
  Plastics                                  47         44         44
  Agricultural Chemicals                    21         17         17
  Corporate                                 13         12         12
                                        ----------------------------
Total                                   $  242     $  231     $  226
--------------------------------------------------------------------


--------------------------------------------------------------------
(Millions of dollars)                     1995       1994       1993
--------------------------------------------------------------------
Capital additions
  Polymers, Resins and Monomers         $  204     $  176     $  137
  Performance Chemicals                     90         60        165
  Plastics                                  70         53         38
  Agricultural Chemicals                    35         36         23
  Corporate                                 18         14         19
                                        ----------------------------
Total                                   $  417     $  339     $  382
--------------------------------------------------------------------

In addition, the tables below provide information pertaining to the company's operations in different geographic areas, in accordance with SFAS No. 14. Transfers between geographic areas are accounted for at market prices.

--------------------------------------------------------------------
(Millions of dollars)                     1995       1994       1993
--------------------------------------------------------------------
Sales to customers
  United States                         $2,168     $2,037     $1,901
  Canada                                   112        107        101
  Europe                                   952        808        719
  Asia-Pacific                             483        421        387
  Latin America                            169        161        161
                                        ----------------------------
Total                                   $3,884     $3,534     $3,269
--------------------------------------------------------------------
Transfers between geographic areas
  United States                         $  337     $  269     $  292
  Canada                                    47         35         26
  Europe                                   116        180        187
  Asia-Pacific                              13          4          1
  Latin America                             26         26          9
  Adjustments and eliminations            (539)      (514)      (515)
                                        ----------------------------
Total                                   $   --     $   --     $   --
--------------------------------------------------------------------
Total sales
  United States                         $2,505     $2,306     $2,193
  Canada                                   159        142        127
  Europe                                 1,068        988        906
  Asia-Pacific                             496        425        388
  Latin America                            195        187        170
  Adjustments and eliminations            (539)      (514)      (515)
                                        ----------------------------
Total                                   $3,884     $3,534     $3,269
--------------------------------------------------------------------
Operating profit (loss)
  United States                         $  401     $  337     $  164
  Canada                                    15          6          3
  Europe                                   115        143        121
  Asia-Pacific                              14         (3)        (3)
  Latin America                              3         (3)        (3)
  Adjustments and eliminations              (8)         7        (15)
                                        ----------------------------
Total                                   $  540     $  487     $  267
--------------------------------------------------------------------

NOTE 6: INDUSTRY SEGMENT REPORTING AND
        INFORMATION ABOUT FOREIGN OPERATIONS (CONTINUED)

--------------------------------------------------------------------
(Millions of dollars)                     1995       1994       1993
--------------------------------------------------------------------
Identifiable assets at year end
  United States                         $2,393     $2,285     $2,122
  Canada                                    52         54         53
  Europe                                   731        681        641
  Asia-Pacific                             468        469        445
  Latin America                            133        119        110
  Adjustments and eliminations            (199)      (147)      (171)
                                        ----------------------------
Total                                   $3,578     $3,461     $3,200
--------------------------------------------------------------------

United States export sales to customers were $206 million in 1995, $188 million in 1994 and $158 million in 1993.

Total operating profit and total identifiable assets for both the segment and geographic results are reconciled below to consolidated earnings before income taxes and consolidated total assets. General corporate income (expense) represents interest income earned by general corporate assets, offset by the portion of total expenses incurred at corporate headquarters that do not relate directly to the operations of any geographic area or industry segment. General corporate assets primarily include cash and cash equivalents, advances to unconsolidated subsidiaries and affiliates and capitalized interest. Corporate capital additions include capitalized interest cost. The reconciliation of operating profits and identifiable assets to consolidated totals is as follows:

--------------------------------------------------------------------
(Millions of dollars)                     1995       1994       1993
--------------------------------------------------------------------
Total operating profit                  $  540     $  487     $  267
Interest expense                           (39)       (46)       (41)
General corporate expense                  (65)       (36)       (26)
Share of affiliate net earnings (losses)     5          2         (6)
                                        ----------------------------
Earnings before income taxes            $  441     $  407     $  194
--------------------------------------------------------------------
Identifiable assets at year end         $3,578     $3,461     $3,200
General corporate assets                   278        348        262
Investment in affiliates                    60         52         62
                                        ----------------------------
Total assets at year end                $3,916     $3,861     $3,524
--------------------------------------------------------------------

The data presented above differ in certain ways from the company's results by business group and customer location presented on page 23. The customer location data on page 23 reflect the company's major marketing profit centers relative to customer location, while the above data are categorized by the geographic location from which the goods were shipped. Charges in 1993 associated with the Lipari lake and marsh remediation are included in Corporate for management purposes, but are allocated among businesses for purposes of this footnote. The charge in 1995 related to the Whitmoyer waste site was included in Corporate for management purposes and for this footnote since it was related to a previously discontinued business. Other differences include the manner of directly assigning or allocating certain parts of administrative expense, research expense, interest income and expense, other income and expense and equity in affiliates. In addition, the earnings data on page 23 are on an after-tax basis.

NOTE 7: PENSION PLANS

The company has noncontributory pension plans which provide defined benefits to domestic and non-U.S. employees meeting age and length of service requirements. The following disclosures include amounts for both the U.S. and significant foreign pension plans. Pension cost determined in accordance with plan provisions is presented below:

--------------------------------------------------------------------
(Millions of dollars)                     1995       1994       1993
--------------------------------------------------------------------
Pension cost                             $ (13)     $ (14)     $ (14)
Pension benefit payments                    68         77         41
--------------------------------------------------------------------

The negative pension cost primarily reflects recognition of favorable investment experience as stipulated by SFAS No. 87. The pension benefit payments in 1995 and 1994 included payments related to voluntary early retirement incentives and a severance benefit program.

Pension cost includes the following components:

--------------------------------------------------------------------
(Millions of dollars)                     1995       1994       1993
--------------------------------------------------------------------
Service cost -- benefits
  earned during the year                  $ 32       $ 36       $ 30
Interest cost on projected
  benefit obligation                        57         56         55
Return on plan assets
    -- actual                       $(253)     $   9      $(194)
    -- less deferred                  163       (103)       109
                                    -----       ----      -----
                                           (90)       (94)       (85)
Other amortization, net                     (1)        --         (2)
Amortization of net gain
  existing at adoption of
  SFAS No. 87                              (11)       (12)       (12)
                                          ----       ----       ----
Net pension cost                          $(13)      $(14)      $(14)
--------------------------------------------------------------------

The early retirement and severance benefit programs resulted in a pre-tax gain of $1 million in 1995 and 1994, as settlement gains from retirees electing lump-sum distributions exceeded the cost of the special termination benefits.

The funded status of these plans at year end was as follows:

--------------------------------------------------------------------
(Millions of dollars)                                1995       1994
--------------------------------------------------------------------
Actuarial present value of plan benefits
  Vested                                           $  625     $  559
  Nonvested                                            --         --
                                                    ----------------
Accumulated benefit obligation                        625        559
Effect of projected future
  compensation increase                               237        170
                                                    ----------------
Projected benefit obligation                          862        729
Plan assets at market value                         1,236      1,067
                                                    ----------------
Plan assets in excess of projected
  benefit obligation                                  374        338
Unrecognized net gain existing at
  adoption of SFAS No. 87                             (67)       (81)
Other unrecognized net gain                          (177)      (131)
                                                    ----------------
Prepaid pension cost                               $  130     $  126
--------------------------------------------------------------------

Net assets of the pension trusts, which primarily consist of common stocks and debt securities, were measured at market value. For U.S. plans, the assumed long-term rate of return on trust assets was 8.5% in 1995 and 1994. Pension benefit obligations were determined from actuarial valuations using an assumed discount rate of 7% at December 31, 1995, and 8% at December 31, 1994, and an assumed long-term rate of compensation increase of 5% in 1995 and 1994. Non-U.S. plans assumed an average rate of return on trust assets of 9.2% in 1995 and 1994, an average discount rate for pension benefit obligations of 8.5% in 1995 and 8.9% in 1994, and an average long- term rate of compensation increase of 6.4% in 1995 and 6.3% in 1994. The company transferred excess pension plan assets of $12 million in 1995 and 1994 to fund retiree medical expenses as allowed by U.S. tax regulations.

The company has a noncontributory, unfunded pension plan which provides supplemental defined benefits to U.S. employees whose benefits under the qualified pension plan are limited by the Employee Retirement Security Act of 1974 and the Internal Revenue Code. These employees must meet age and length of service requirements. Pension cost determined in accordance with plan provisions was $6 million in 1995 and 1994, and $5 million in 1993. Pension benefit payments for this plan were $3 million in 1995 and 1994 and $2 million in 1993.

In 1995, the company established a nonqualified trust, referred to as a "rabbi" trust, to fund benefit payments under this pension plan. Trust assets are subject to creditor claims under certain conditions and are not the property of employees. Therefore, they are accounted for as corporate assets and are classified as other non- current assets. Assets held in trust at December 31, 1995, totaled $11 million.

The status of this plan at year end was as follows:

--------------------------------------------------------------------
(Millions of dollars)                                1995       1994
--------------------------------------------------------------------
Actuarial present value of plan benefits
  Vested                                             $ 51       $ 44
  Nonvested                                            --         --
                                                    ----------------
Accumulated benefit obligation                         51         44
Effect of projected future compensation increase        1          2
                                                    ----------------
Projected benefit obligation                           52         46
Unrecognized net loss existing at
  adoption of SFAS No. 87                              (1)        (2)
Other unrecognized loss                               (22)       (20)
Adjusted minimum liability                             22         20
                                                    ----------------
Accrued pension benefit obligation                   $ 51       $ 44
--------------------------------------------------------------------

Pension benefit obligations were determined from actuarial valuations using an assumed discount rate of 7% at December 31, 1995, and 8% at December 31, 1994, and an assumed long-term rate of compensation increase of 5% in 1995 and 1994.

NOTE 8: EMPLOYEE BENEFITS

--------------------------------------------------------------------
(Millions of dollars)                                1995       1994
--------------------------------------------------------------------
Postretirement health care and life
  insurance benefits                                 $310       $300
Postemployment benefits                                17         20
Unfunded executive pension plan (see Note 7)           48         41
Unfunded foreign pension liabilities                   19         16
                                                     ---------------
Total                                                $394       $377
--------------------------------------------------------------------

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

The status of the plans at year end was as follows:

--------------------------------------------------------------------
(Millions of dollars)                                1995       1994
--------------------------------------------------------------------
Accumulated postretirement benefit obligation
  Retirees                                           $174       $182
  Fully eligible active plan participants              93         76
  Other active plan participants                       56         69
                                                     ---------------
Total accumulated postretirement benefit obligation  $323       $327
  Unrecognized prior service cost                      10         (1)
  Unrecognized losses                                  (7)        (9)
                                                     ---------------
Total accrued postretirement benefit
  obligation                                         $326       $317
--------------------------------------------------------------------

The accrued postretirement benefit obligation is recorded in "accrued liabilities" (current) and "employee benefits" (non-current).

Net periodic postretirement benefit cost includes the following components:

--------------------------------------------------------------------
(Millions of dollars)                                1995       1994
--------------------------------------------------------------------
Service cost of benefits earned                       $ 4        $ 6
Interest cost on accumulated postretirement
  benefit obligation                                   22         24
Net amortization                                       (1)         2
                                                      --------------
Net periodic postretirement benefit cost              $25        $32
--------------------------------------------------------------------

The calculation of the accumulated postretirement benefit obligation assumes a 10% annual rate of increase in the health care cost trend rate. The company's plan limits its cost for health care coverage to an increase of 10% or less each year, subject ultimately to a maximum cost equal to double the 1992 cost level. The maximum cost level is expected to be reached in the year 2005. Increases in retiree health care costs in excess of these limits will be assumed by retirees.

A one percentage point increase in the annual health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately $5 million, with an immaterial effect on annual postretirement benefit cost. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 7% at December 31, 1995, and 8% at December 31, 1994.

NOTE 9: ACCOUNTS RECEIVABLE, NET

--------------------------------------------------------------------
(Millions of dollars)                                1995       1994
--------------------------------------------------------------------
Customers                                            $661       $622
Unconsolidated subsidiaries and affiliates             25         23
Employees                                               7          4
Probable insurance recoveries for
  environmental remediation                            24         --
Other                                                  51         41
                                                     ---------------
                                                      768        690
Less allowance for losses                              12         11
                                                     ---------------
Total                                                $756       $679
--------------------------------------------------------------------

NOTE 10: INVENTORIES

--------------------------------------------------------------------
(Millions of dollars)                                1995       1994
--------------------------------------------------------------------
Finished products and work in process                $377       $378
Raw materials                                          61         52
Supplies                                               66         57
                                                     ---------------
Total                                                $504       $487
--------------------------------------------------------------------

Beginning inventories used in determining 1995 and 1994 cost of goods sold were $487 million and $394 million, respectively. Inventories amounting to $449 million and $417 million were valued using the LIFO method at December 31, 1995, and 1994, respectively. The excess of current cost over the stated amount for inventories valued under the LIFO method approximated $153 million and $131 million at December 31, 1995, and 1994, respectively. Liquidation of prior years' LIFO inventory layers in 1995 and 1994 did not materially affect cost of goods sold in either year.

NOTE 11: PREPAID EXPENSES AND OTHER ASSETS

--------------------------------------------------------------------
(Millions of dollars)                                1995       1994
--------------------------------------------------------------------
Prepaid expenses                                     $ 35       $ 41
Deferred tax benefits                                  74         95
Notes receivable                                        2          2
Other current assets                                    7          9
                                                     ---------------
Total                                                $118       $147
--------------------------------------------------------------------

NOTE 12: LAND, BUILDINGS AND EQUIPMENT, NET

--------------------------------------------------------------------
(Millions of dollars)                                1995       1994
--------------------------------------------------------------------
Land                                               $   53     $   53
Buildings and improvements                            741        710
Machinery and equipment                             2,917      2,773
Capitalized interest cost                             194        176
Construction                                          253        257
                                                   -----------------
                                                    4,158      3,969
Less accumulated depreciation                       2,110      2,009
                                                   -----------------
Total                                              $2,048     $1,960
--------------------------------------------------------------------

The principal lives (in years) used in determining depreciation rates of various assets are: buildings and improvements (10-50); machinery and equipment (5-20); automobiles, trucks and tank cars (3-10); furniture and fixtures, laboratory equipment and other assets (5-10).

Gross book values of assets depreciated by accelerated methods totaled $1,176 million and $1,258 million at December 31, 1995, and 1994, respectively. Assets depreciated by the straight-line method totaled $2,676 million and $2,401 million at December 31, 1995, and 1994, respectively.

In 1995, 1994 and 1993 respectively, interest costs of $18 million, $14 million and $19 million were capitalized and added to the gross book value of land, buildings and equipment. Amortization of such capitalized costs included in depreciation expense was $13 million in 1995 and $12 million in 1994 and 1993.

NOTE 13: OTHER ASSETS, NET

--------------------------------------------------------------------
(Millions of dollars)                                1995       1994
--------------------------------------------------------------------
Prepaid pension costs                                $130       $126
Goodwill                                              100        101
Patents, trademarks, etc.                              53         52
Probable insurance recoveries for
  environmental remediation                            48         72
Deferred tax benefits                                   9         19
Other noncurrent assets                                35         29
                                                     ---------------
                                                      375        399
Less accumulated amortization of intangible assets     36         28
                                                     ---------------
Total                                                $339       $371
--------------------------------------------------------------------

NOTE 14: NOTES PAYABLE

--------------------------------------------------------------------
(Millions of dollars)                                1995       1994
--------------------------------------------------------------------
Short-term borrowings                                $ 51       $ 49
Current portion of long-term debt                      39        108
                                                     ---------------
Total                                                $ 90       $157
--------------------------------------------------------------------

The majority of short-term borrowings represent bank debt owed by foreign subsidiaries. The weighted-average interest rate of short-term borrowings was 5.0% and 4.9% at December 31, 1995 and 1994, respectively.

The large decrease in current portion of long-term debt is due to the repayment of the company's 9.625% notes due 1998 which were called in November 1994 and repaid at par plus accrued interest in January 1995.

NOTE 15: LONG-TERM DEBT

--------------------------------------------------------------------
(Millions of dollars)                                1995       1994
--------------------------------------------------------------------
9.80% notes due 2020                                 $150       $150
9.875% notes due 2000                                 100        100
9.375% debentures due 2019
  (callable 1999 at 104.7%)                           100        100
9.50% notes due 2021
  (callable 2002 at 104.8%)                            75         75
3.85%-5.98% notes (yen denominated)
  due 1997 to 2008                                     63         88
6.60% obligation due through 2012
  (callable 1997 at 102.6%)                            51         52
5.67% notes due 1998                                   30         30
6.92% note due annually through 1997                   11         22
7.81%-8.27% notes due through 1998                     10         --
11.75% note (sterling denominated) due
  annually to 1997                                      1          3
Other                                                  15          9
                                                     ---------------
Total                                                $606       $629
--------------------------------------------------------------------

The company has revolving credit agreements totaling $250 million which expire in 1999. These agreements, which carry various interest rates and fees, are available to support commercial paper borrowings. Several permit foreign subsidiaries to borrow local currencies and Eurocurrencies. At December 31, 1995, $17 million was outstanding under these agreements.

The various loan agreements contain certain restrictions with respect to tangible net worth and maintenance of working capital. There are no restrictions on the payment of dividends.

Total cash used for the payment of interest expense, net of amounts capitalized, was $42 million, $45 million and $46 million in 1995, 1994 and 1993, respectively.

Long-term debt maturing in the next five years is:

-------------------------------------------------------
(Millions of dollars)
-------------------------------------------------------
1996         $ 39                 1999         $  6
1997           32                 2000          104
1998           57
-------------------------------------------------------

NOTE 16: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

--------------------------------------------------------------------
(Millions of dollars)                                1995      1994*
--------------------------------------------------------------------
Trade payables                                       $313      $288
Payables due to unconsolidated
  subsidiaries and affiliates                          20        12
Salaries and wages                                     71        69
Social Security and other taxes                        29        25
Interest                                               13        16
Employee benefits                                      24        25
Reserves for environmental remediation                 54        76
Reserves for plant shutdowns                            8        32
Sales incentive programs                               34        32
Other                                                 100       124
                                                     --------------
Total                                                $666      $699
--------------------------------------------------------------------
*Restated to conform to current-year presentation

NOTE 17: OTHER LIABILITIES

--------------------------------------------------------------------
(Millions of dollars)                                1995      1994
--------------------------------------------------------------------
Reserves for environmental remediation               $116      $100
Reserves for plant shutdowns                           11        28
Other                                                  17        22
                                                     ---------------
Total                                                $144      $150
--------------------------------------------------------------------

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

Dividends paid on ESOP shares, used as a source of funds for meeting the ESOP financing obligation, were $10 million in 1995 and $9 million in 1994. These dividends were recorded net of the related U.S. tax benefit. The number of ESOP shares not allocated to plan members at December 31, 1995, and 1994 were
5.1 million and 5.3 million, respectively.

The company recorded compensation expense of $5 million in 1995, $7 million in 1994 and $6 million in 1993 for ESOP shares allocated to plan members. The company expects to record annual compensation expense at approximately this level over the next 25 years as the remaining $151 million of ESOP shares are allocated. The allocation of shares from the ESOP is expected to fund a substantial portion of the company's future obligation to match employees savings plan contributions as the market price of Rohm and Haas stock appreciates.

Purchases of treasury stock in 1995 totaled 515,138 shares, compared with 123,345 and 6,975 shares in 1994 and 1993, respectively. On December 4, 1995, the Board of Directors authorized the purchase of approximately 3.5 million shares of common stock on the open market over two years beginning in 1996.

NOTE 19: STOCK OPTION PLAN

The company has granted stock options to key employees under its Stock Option Plans of 1975, 1984 and 1992. Options granted pursuant to the plans are priced at the fair market value of the common stock on the date of the grant. The status of the company's stock options is presented below:

--------------------------------------------------------------------
                                           Shares      Per-share
(Thousands)                             Outstanding      Price
--------------------------------------------------------------------
Balance at December 31, 1993                763      $20.79-$54.63
  Granted                                   101       58.75- 62.44
  Exercised                                 115       20.79- 54.19
Balance at December 31, 1994                749       25.02- 62.44
  Granted                                   139       55.50- 56.25
  Exercised                                 111       25.02- 54.19
Balance at December 31, 1995                777       32.50- 62.44
--------------------------------------------------------------------

Exercisable stock options were 638,000, 648,000 and 659,000 at year-end 1995, 1994 and 1993, respectively. At December 31, 1995, 2,154,000 shares remain available for grant under the Stock Option Plan of 1992.

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock- Based Compensation," which is effective beginning in 1996. This statement encourages the fair value based method of accounting for stock options and similar equity instruments granted to employees. This method requires that the fair value of equity instruments granted to employees be recorded as compensation expense. However, the statement allows companies to continue to use the intrinsic value based method, which in most cases, does not result in a charge to earnings. For 1995, the fair value based method would result in an immaterial charge to earnings and the company does not expect to change its method of accounting for stock options. However, the company will adopt the disclosure requirements in 1996.

NOTE 20: LEASE AND RENTAL COMMITMENTS

The company leases certain properties and equipment used in its operations, primarily under operating leases. Under most operating lease agreements, the company pays a minimum rental, plus contingent rental, based on equipment usage and escalation factors. The net rental expense for such property was $81 million for 1995, $63 million in 1994 and $52 million in 1993.

The company is committed under the terms of non-cancellable operating leases for future rentals as follows:

------------------------------------------------------
(Millions of dollars)
------------------------------------------------------
1996           $24                2000             $ 4
1997            16                2001-2005         18
1998            10                After 2005        64
1999             6
------------------------------------------------------

Leases that meet the criteria for capitalization set forth in SFAS No. 13 have been classified and accounted for as capital leases. Land, buildings and equipment, net, includes $3 million at the end of 1995 and 1994, for assets recorded under capitalized leases. The related obligations for these leases, which totaled $2 million at the end of 1995 and 1994, are included in notes payable and long-term debt.

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

The company is a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's (EPA) Superfund priority list. The company also is involved in corrective actions at some of its manufacturing facilities. Accruals for expected future remediation costs are in accordance with the provisions of SFAS No. 5, "Accounting For Contingencies," which requires an accrual to be recorded when it is probable a liability has been incurred and costs are reasonably estimable. The company considers a broad range of information when determining the amount of the accrual, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for this or similar sites, the liability of other parties, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are updated quarterly as additional technical and legal information becomes available. Major sites for which reserves have been provided are: the non-company-owned Lipari and Woodland sites in New Jersey and Whitmoyer in Pennsylvania, and company-owned sites in Bristol and Philadelphia, Pennsylvania and in Houston, Texas. In addition, the company has provided for future costs at approximately 80 other sites where it has been identified as potentially responsible for cleanup costs and, in some cases, damages for alleged personal injury or property damage.

The amounts charged to earnings before tax for environmental remediation were $45 million, $31 million and $57 million in 1995, 1994 and 1993, respectively. The charge in 1995 included $26 million for additional potential liability related to the cleanup of the Whitmoyer waste site as a result of an adverse court ruling, which the company is appealing. The 1994 charge included $14 million related to the company-owned Bristol site. The charge in 1993 included $50 million for remediation of lake and marsh property near the Lipari landfill. The reserves for remediation were $170 million and $176 million at December 31, 1995, and 1994, respectively, and are recorded as "other liabilities" (current and long-term). Probable insurance recoveries were $72 million at December 31, 1995, and 1994. In 1995 and early 1996, the company reached agreements with certain insurance carriers regarding the company's claims for environmental remediation costs and related legal expenses. Accordingly, $24 million of probable insurance recoveries were classified as accounts receivable at December 31, 1995, and were collected in early 1996. Other insurance carriers have denied coverage in most cases and the company has initiated legal action in New Jersey and Pennsylvania. In estimating probable insurance recovery amounts, the company has considered various factors, including the terms of the insurance policies which are applicable to each site, policy limits, the law which is likely to be applied in the jurisdiction, collections from other insurance carriers and the facts as currently understood by the company. Based upon all of these factors, amounts collected and the opinion of counsel, the company has concluded that the recorded amount of insurance coverage is probable of recovery.

In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies related to environmental matters of approximately $70 million at December 31, 1995. Further, the company knows that

NOTE 21: CONTINGENT LIABILITIES, GUARANTEES AND
         COMMITMENTS (CONTINUED)

additional future environmental remediation may be required, but these loss contingencies are not reasonably estimable at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the alternative methods of remediation and the range of cost associated with those alternatives. The company believes that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position or consolidated cash flows of the company, but could have a material adverse effect on consolidated results of operations in any given year.

In 1995, a lawsuit was filed against the company and other defendants, seeking class action certification for property damage, personal injury and medical monitoring allegedly related to contamination of the Lipari landfill, nearby streams and Lake Alcyon in Pitman, New Jersey. The company believes it has substantial defenses to this lawsuit; it is too early to determine what financial impact, if any, it may have.

Capital spending for new environmental protection equipment was $32 million in 1995. Spending for 1996 and 1997 is expected to be approximately $39 million and $27 million, respectively. Capital expenditures in this category include projects whose primary purpose is pollution control and safety, as well as environmental aspects of projects which are intended primarily to improve operations or increase plant efficiency. The company expects future capital spending for environmental protection equipment to be consistent with prior-year spending patterns. Capital spending does not include the cost of environmental remediation of waste disposal sites.

Cash expenditures for waste disposal site remediation were $51 million in 1995, $46 million in 1994 and $21 million in 1993. The expenditures for remediation are charged against accrued remediation reserves. The cost of operating and maintaining environmental facilities was $96 million, $107 million and $105 million in 1995, 1994 and 1993, respectively, and was charged against current-year earnings.

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

Additions to land, buildings and equipment are scheduled at approximately $375 million for 1996. At December 31, 1995, construction commitments totaled approximately $57 million.

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

The company's financial statements have been audited by KPMG Peat Marwick LLP, independent auditors, as stated in their report below. Their audit was conducted in accordance with generally accepted auditing standards and included a review of internal accounting controls to the extent considered necessary to determine the audit procedures required to support their opinion.

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

    J. LAWRENCE WILSON                        FRED W. SHAFFER
    Chairman of the Board                     Vice President and
    and Chief Executive Officer               Chief Financial Officer

-----------------------------------------------------------------------------

                     INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders      KPMG PEAT MARWICK LLP
                                             1600 Market Street
Rohm and Haas Company:                       Philadelphia, Pennsylvania 19103

We have audited the accompanying consolidated balance sheets of Rohm and Haas Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rohm and Haas Company and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, the company adopted the provisions of Financial Accounting Standards Board Statement No. 112, "Accounting for Postemployment Benefits" in 1993.

/s/ KPMG Peat Marwick LLP

February 19, 1996

Rohm and Haas Company and Subsidiaries
ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Millions of dollars, except
per-share amounts)             1995       1994     1993     1992     1991     1990     1989     1988     1987     1986     1985
--------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                   $ 3,884   $  3,534  $ 3,269  $ 3,063  $ 2,763  $ 2,824  $ 2,661  $ 2,535  $ 2,203  $ 2,067  $ 2,051
Cost of goods sold            2,551      2,267    2,174    2,014    1,861    1,894    1,820    1,646    1,430    1,346    1,400
                            ----------------------------------------------------------------------------------------------------
Gross profit                  1,333      1,267    1,095    1,049      902      930      841      889      773      721      651
Selling and administrative
  expense                       616        591      590      549      470      454      401      381      335      320      300
Research and development
  expense                       194        201      205      199      183      178      175      156      142      133      124
Interest expense                 39         46       41       53       48       37       39       32       31       36       51
Other expense (income), net      43         22       65      (13)     (39)     (52)     (25)     (26)     (38)      13      (51)
                            ----------------------------------------------------------------------------------------------------
Earnings before income taxes    441        407      194      261      240      313      251      346      303      219      227
Income taxes                    149        143       68       87       77      106       75      116      108       81       86
                            ----------------------------------------------------------------------------------------------------
EARNINGS BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING
  CHANGES                   $   292    $   264  $   126  $   174  $   163  $   207  $   176  $   230  $   195  $   138  $   141
CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES             --         --      (19)    (179)      --       --       --       --       --       --       --
NET EARNINGS (LOSS)         $   292    $   264  $   107  $    (5) $   163  $   207  $   176  $   230  $   195  $   138  $   141
--------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)
  APPLICABLE TO COMMON
  SHAREHOLDERS              $   285    $   257  $    99  $   (11) $   157  $   207  $   176  $   230  $   195  $   138  $   141
--------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER COMMON
  SHARE BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING
  CHANGES                   $  4.22    $  3.79  $  1.74  $  2.53  $  2.45  $  3.10  $  2.65  $  3.46  $  2.85  $  2.01  $  2.01
--------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER
  COMMON SHARE              $  1.56    $  1.44  $  1.36  $  1.28  $  1.24  $  1.22  $  1.16  $  1.02  $   .86  $   .78  $   .70
--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION--YEAR END
--------------------------------------------------------------------------------------------------------------------------------
  Working capital           $   593    $   508  $   499  $   533  $   606  $   424  $   434  $   485  $   486  $   507  $   480
  Gross fixed assets          4,158      3,969    3,696    3,470    3,015    2,770    2,396    2,062    1,754    1,627    1,503
  Total assets                3,916      3,861    3,524    3,517    2,897    2,702    2,455    2,242    1,954    1,842    1,734
  Long-term debt                606        629      690      699      718      598      359      288      258      278      245
  Stockholders' equity        1,781      1,620    1,441    1,428    1,235    1,137    1,311    1,207    1,053    1,002      936
FINANCIAL RATIOS
--------------------------------------------------------------------------------------------------------------------------------
  As a percent of sales
    Gross profit               34.3%      35.9%    33.5%    34.2%    32.6%    32.9%    31.6%    35.1%    35.1%    34.9%    31.7%
    Selling, administrative
      and research expense     20.9       22.4     24.3     24.4     23.6     22.4     21.6     21.2     21.7     21.9     20.7
    Earnings before cumulative
      effect of accounting
      changes                   7.5        7.5      3.9      5.7      5.9      7.3      6.6      9.1      8.9      6.7      6.9
  Debt-to-equity ratio at
    year end*                  36.0%      44.3%    48.2%    50.1%    50.0%    48.0%    40.5%    37.6%    34.7%    38.7%    44.3%
  Return on common
    stockholders' equity*+     16.6%      16.5%     8.1%    11.4%    11.2%    15.2%    14.0%    20.4%    19.0%    14.3%    14.9%
  Ten-year compound growth rate
    Sales                       6.6%       5.6%     5.7%     5.3%     3.9%     5.1%     5.3%     7.3%     7.0%     7.4%     8.7%
    Earnings per common share
      before cumulative effect
      of accounting changes     7.7        5.4     (0.9)     8.6      7.4      9.9      7.1     17.0     19.0     13.4     17.5
    Cash dividends per
      common share              8.3        9.1     10.5     10.5     11.2     13.0     14.9     16.1     15.1     14.0     12.6
GENERAL
--------------------------------------------------------------------------------------------------------------------------------
  FOR THE YEAR
    Volume of shipments,
      millions of units       4,473      4,549    4,214    3,750    3,267    3,336    3,259    3,143    2,808    2,619    2,735
    Additions to land,
      buildings and
      equipment             $   417    $   339  $   382  $   283  $   265  $   412  $   385  $   338  $   222  $   179  $   159
    Depreciation                242        231      226      203      183      159      150      128      112      103      101
    Cash dividends              109        102       97       88       80       79       77       67       59       54       49
    Wages and salaries      $   625    $   632  $   616  $   589  $   540  $   520  $   481  $   457  $   420  $   390  $   367
    Common stock price
      High                  $64-7/8    $68-1/2  $62      $59-5/8  $48-1/2  $37      $37-1/2  $37-1/2  $53-1/4  $38-3/4  $26-1/2
      Low                    49-1/2     53-1/4   47-1/4   42-3/4   32-3/4   24-1/4   31       28       24       23-7/8   18-1/2
      Year-end close         64-3/8     57-1/8   59-1/2   53-1/2   43-1/2   34-7/8   34-3/4   34-3/8   31-5/8   34-7/8   25-1/2
    Average number of
      shares outstanding
      in thousands           67,522     67,707   67,619   66,396   64,103   66,218   66,593   66,561   68,578   68,963   70,416
  AT YEAR END
    Number of registered
      common stockholders     4,721      4,907    5,120    5,653    5,796    6,088    5,816    5,695    5,864    5,540    5,492
    Number of employees      11,670     12,211   12,985   13,619   12,872   12,920   13,040   12,444   12,021   11,972   11,840
--------------------------------------------------------------------------------------------------------------------------------

*Excluding ESOP adjustment and including common stock that was to be purchased in 1995

+Earnings excluding cumulative effect of accounting changes

See accompanying notes on page 52.

See 1995, 1994 and 1993 results in Management Discussion and Analysis on pages 22 to 30.


                                50 - 51

                                 NOTES

A. Results in 1995 were reduced by a charge of 25 cents per common share for additional potential liability related to the cleanup of the Whitmoyer waste site in Myerstown, Pennsylvania.

B. Earnings in 1993 included charges of 47 cents per common share for remediation of property near the Lipari landfill, 24 cents per common share for cancelling construction of a plastics manufacturing facility in England and 27 cents per common share for the writedown of the imidized plastics production line in Kentucky. Results also included a gain of 16 cents per common share for the sale of Supelco, Inc.

C. Effective January 1, 1993, the company adopted a new accounting standard for postemployment benefits. The cumulative effect of the change as of the adoption date was a charge of 28 cents per common share. The impact on 1993 earnings was an after-tax charge of 1 cent per common share.

D. Results in 1992 included a 56 cents-per-common-share charge for the estimated costs of downsizing a manufacturing site in Philadelphia.

E. Effective January 1, 1992, the company adopted new accounting standards for postretirement benefits and income taxes. The cumulative effect of these accounting changes as of the adoption date was a charge of $2.69 per common share. The impact on 1992 results was an after-tax charge of 11 cents per common share.

F. Earnings in 1991 included a gain of 36 cents per share on the sales of land and securities and a 50 cents-per- share charge for certain accruals for waste disposal site cleanup costs.

                        SHAREHOLDER INFORMATION

ROHM AND HAAS COMPANY

1996 ANNUAL MEETING

The 1996 Annual Meeting of Stockholders will be held at WHYY Studios, Independence Mall West, 150 N. Sixth Street, Philadelphia, Pennsylvania, at 10:30 a.m. on Monday, May 6th. Formal notice of the meeting, the proxy statement and form of proxy will be mailed on March 22, 1996.

FORM 10-K REPORT

A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K will be provided upon request to the Public Relations Department:
Rohm and Haas Company
100 Independence Mall West
Philadelphia, Pennsylvania  19106-2399
(215) 592-3045

Financial information about Rohm and Haas also can be found on the company's web site:
http://www.rohmhaas.com/.

STOCK EXCHANGE LISTING

Rohm and Haas Company stock trades on the New York Stock Exchange under the ROH symbol.

STOCK TRANSFER AGENT AND REGISTRAR

Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, North Carolina  27102
1-800-633-4236

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
1600 Market Street
Philadelphia, Pennsylvania  19103
(215) 299-3100

                          BOARD OF DIRECTORS

ID: PHOTO          GEORGE B. BEITZEL

                   Retired Senior Vice President and Director, International Business Machines Corporation
                   Mr. Beitzel, 67, has been a director since 1983.
                   Committees: 1, 5 (Chairman), 6, 7


ID: PHOTO          DANIEL B. BURKE

                   Director and Retired Chief Executive Officer and President, Capital Cities/ABC, Inc.

                   Mr. Burke, 67, has been a director since 1986.
                   Committees: 2, 4 (Chairman), 6, 7

ID: PHOTO          EARL G. GRAVES

                   Chairman and Chief Executive Officer, Earl G. Graves, Ltd.; Chairman and Chief Executive Officer of Pepsi-Cola of Washington, D.C.; Publisher and Editor of Black Enterprise Magazine
                   Mr. Graves, 61, has been a director since 1984.
                   Committees: 2, 4, 6, 7 (Chairman)

ID: PHOTO          JAMES A. HENDERSON

                   Chairman, Chief Executive Officer and Director, Cummins Engine Company, Inc.
                   Mr. Henderson, 61, has been a director since 1989. Committees 1, 5, 6, 7

ID: PHOTO          JOHN H. MCARTHUR

                   Retired Dean, Harvard Business School
                   Dr. McArthur, 61, has been a director since 1977.
                   Committees: 1 (Chairman), 5, 6, 7

ID: PHOTO          PAUL F. MILLER, JR.

                   Partner in Miller Associates, and Limited Partner in Miller, Anderson & Sherrerd, investment managers
                   Mr. Miller, 68, has been a director since 1969.
                   Committees: 1, 3, 5, 6 (Chairman), 7

ID: PHOTO          SANDRA O. MOOSE

                   Senior Vice President and Director,
                   The Boston Consulting Group, Inc.
                   Dr. Moose, 54, has been a director since 1981.
                   Committees: 2 (Chairman), 3, 4, 6, 7

ID: PHOTO          JOHN P. MULRONEY

                   President and Chief Operating Officer,
                   Rohm and Haas Company
                   Mr. Mulroney, 60, has been a director since 1982.
                   Committees: 2, 3, 7


BOARD COMMITTEES:  1. Audit  2. Corporate Responsibility  3. Executive
4. Executive Compensation  5. Finance  6. Nominating  7. Strategic Planning

ID: PHOTO           GILBERT S. OMENN

                    Dean, School of Public Health
                    and Community Medicine,
                    University of Washington, Seattle
                    Dr. Omenn, 54, has been a director since 1987.
                    Committees: 1, 5, 6, 7

ID: PHOTO           RONALDO H. SCHMITZ

                    Member of the Board of Managing Directors of Deutsche
                    Bank, AG
                    Dr. Schmitz, 57, has been a director since 1992.
                    Committees: 1, 5, 6, 7

ID: PHOTO           ALAN SCHRIESHEIM

                    Chief Executive Officer and Director,
                    Argonne National Laboratory
                    Dr. Schriesheim, 66, has been a director since 1989.
                    Committees: 2, 4, 6, 7

ID: PHOTO           MARNA C. WHITTINGTON

                    Partner, Miller, Anderson & Sherrerd
                    Dr. Whittington, 48, has been a director since 1989.
                    Committees: 1, 3, 5, 6, 7

ID: PHOTO           J. LAWRENCE WILSON

                    Chairman of the Board and
                    Chief Executive Officer,
                    Rohm and Haas Company
                    Mr. Wilson, 60, has been a director since 1977.
                    Committees: 3 (Chairman), 7


                    ----------------------------------------------------------
ID: PHOTO           ROBERT E. NAYLOR, JR.

                    Served as Group Vice President and Regional Director for North America, Rohm and Haas Company, until his retirement at the end of the year. He was a director from 1986 to 1995.
                    ----------------------------------------------------------


CHAIRMAN'S
COMMITTEE:

J. LAWRENCE WILSON
Chairman and CEO

JOHN P. MULRONEY
President and COO

J. MICHAEL FITZPATRICK
Vice President
Chief Technology Officer

RAJIV L. GUPTA
Vice President

CHARLES M. TATUM
Vice President

BASIL A. VASSILIOU
Vice President


OTHER OFFICERS:

PAUL J. BADUINI
Vice President

ALBERT H. CAESAR
Vice President

PATRICK R. COLAU
Vice President

A. WAYNE CARNEY
Vice President

NANCE K. DICCIANI
Vice President

ROBERT M. DOWNING
Vice President

DAVID T. ESPENSHADE
Vice President

J. GARY FISCHETTE
Vice President

MARISA L. GUERIN
Vice President

ENRIQUE F. MARTINEZ
Vice President

HOWARD C. LEVY
Vice President

PHILIP G. LEWIS
Vice President

FRED W. SHAFFER
Vice President
Chief Financial Officer

RICHARD C. SHIPLEY
Vice President

WILLIAM H. STAAS
Vice President

DAVID A. STITELY
Vice President
Chief Information Officer

JOHN F. TALUCCI
Vice President

ROBERT P. VOGEL
Vice President
General Counsel

WILLIAM C. ANDREWS
Controller

GAIL P. GRANOFF
Secretary

ANGUS F. SMITH
Treasurer

STANLEY J. HARMER
Assistant Secretary

                       ROHM AND HAAS COMPANY LOCATIONS

CORPORATE HEADQUARTERS

ROHM AND HAAS COMPANY
100 Independence Mall West
Philadelphia, Pennsylvania 19106-2399
(215) 592-3000
(Delaware Corporation)

UNITED STATES SUBSIDIARIES

ATOHAAS MEXICO INC.
Wilmington, Delaware
(51% owned)

ATOHAAS AMERICAS INC.
Philadelphia, Pennsylvania
(51% owned)

ATOHAAS DELAWARE INC.
Wilmington, Delaware

ATOHAAS FOREIGN SALES CORPORATION
St. Thomas,
U.S. Virgin Islands

POLYTRIBO, INC.
Bristol, Pennsylvania
(60% owned)

ROHM AND HAAS CAPITAL CORPORATION
Wilmington, Delaware

ROHM AND HAAS CHINA, INC.
Wilmington, Delaware

ROHM AND HAAS CREDIT CORPORATION
Wilmington, Delaware

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


SUBSIDIARIES OUTSIDE THE UNITED STATES

ATOHAAS CANADA INC.
West Hill, Canada
(51% owned)

BEIJING EASTERN ROHM AND HAAS COMPANY, LIMITED
Beijing, China
(60% owned)

JAPAN ACRYLIC CHEMICAL COMPANY, LTD.
Tokyo, Japan

P.T. ROHM AND HAAS COMPANY INDONESIA
Jakarta, Indonesia

MAQUILADORA GENERAL DE MATAMOROS, S.A. DE C.V.
Matamoros, Mexico
(51% owned)

ROHM AND HAAS AUSTRALIA PTY. LTD.
Melbourne, Australia

ROHM AND HAAS (BERMUDA), LTD.
Hamilton, Bermuda

ROHM AND HAAS BRASIL LTDA.
Sao Paulo, Brazil

ROHM AND HAAS CANADA INC.
West Hill, Canada

ROHM AND HAAS CHEMICAL
(THAILAND) LTD.
Bangkok, Thailand

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

ROHM AND HAAS NEW ZEALAND LIMITED
Auckland, New Zealand

ROHM AND HAAS NORDISKA AB
Landskrona, Sweden

ROHM AND HAAS PHILIPPINES, INC.
Manila, Philippines

ROHM AND HAAS (SCOTLAND) LIMITED
Grangemouth, Scotland
(75% owned)

ROHM AND HAAS SINGAPORE (PTE.) LTD.
Singapore

ROHM AND HAAS SLOVENIA
Ljubljana, Slovenia
(51% owned)

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

NORSOHAAS S.A.
Villers-Saint-Paul, France
(50% owned)

TOSOHAAS
Montgomeryville, Pennsylvania
(50% owned)


MANUFACTURING LOCATIONS

AUSTRALIA: Geelong
BRAZIL: Jacarei
CANADA: Morrisburg;
  West Hill
CHINA: Beijing
COLOMBIA: Barranquilla
ENGLAND: Coventry; Jarrow
FRANCE: Bernouville;
  Chauny; Lauterbourg;
  Saint Avold;
  Villers-Saint-Paul
GERMANY: Stuttgart
ITALY: Mozzanica; Rho
JAPAN: Nagoya; Sasagami;
  Soma
MEXICO: Apizaco;
  Matamoros
THE NETHERLANDS:
  Leeuwarden
NEW ZEALAND: Auckland
PHILIPPINES: Las Pinas
SCOTLAND: Grangemouth
SINGAPORE: Singapore
SLOVENIA: Ljubljana
SPAIN: Tudela
SWEDEN: Landskrona
TAIWAN: Min-Hsiung
UNITED STATES:
California--Hayward;
  LaMirada
Connecticut--Kensington
Illinois--Chicago Heights;
  Kankakee
Kentucky--Louisville
Massachusetts--Marlboro
North Carolina--Charlotte
Pennsylvania--Bristol;
  Montgomeryville;
  Philadelphia
Tennessee--Knoxville
Texas--Bayport; Houston

RESEARCH LABORATORIES

CORPORATE RESEARCH HEADQUARTERS
Spring House, Pennsylvania
Bristol, Pennsylvania

OTHER RESEARCH AND TECHNICAL FACILITIES
Campinas, Brazil
Charlotte, North Carolina
Chauny, France
Geelong, Australia
Himeji, Japan
Houston, Texas
Marlboro, Massachusetts
Newtown, Pennsylvania
Sasagami, Japan
Singapore, Singapore
Valbonne, France
Waller County, Texas
Washimiya, Japan


SALES
OFFICES

In major cities of the world.

The company owns a number of other domestic and foreign subsidiaries which are involved primarily in sales activities. These subsidiaries, either singly or in the aggregate, are not significant. These accounts are not included in the consolidated financial statements.


COMPANY INFORMATION

Internet World Wide Web users can access information about Rohm and Haas and its products at the following Web address: http://www.rohmhaas.com/.

General information brochures about Rohm and Haas Company and about its safety, health and environmental policies also are available upon request to the Public Relations Department, Rohm and Haas Company, 100 Independence Mall West, Philadelphia, Pennsylvania, 19106-2399, (215) 592-3045.


TRADEMARKS

Compete, Confirm, Dimension, Dithane, Eagle, Enable, Fore, Goal, Indar, Implex, Kathon, Kerb, Mimic, Nova, Paraloid, Plexiglas, Primene, Rally, Rhoplex, Ropaque, Sea-Nine, Stam, Tuffak and Visor are trademarks of Rohm and Haas Company.

Microposit is a trademark of the Shipley Company.

Responsible Care is a trademark of the
Chemical Manufacturers Association.

[LOGO] RESPONSIBLE CARE(r)
       A PUBLIC COMMITMENT

Rohm and Haas is a Responsible Care(r) Company

[LOGO] Printed on recycled paper

                                [LOGO]
                             ROHM AND HAAS
                      PHILADELPHIA, PA 19106-2399

                  APPENDIX TO ANNUAL REPORT TO STOCKHOLDERS

           (Pursuant to Part 232.304(a) of Regulation S-T)


GRAPHIC    DESCRIPTION/CROSS REFERENCE
-------    ---------------------------

Cover Three photographs of end uses of Rohm and Haas products, including fresh fruit and vegetables, swimming pool water and an automobile with recreational equipment under the title, "Because People Need Shelter and Food, Because People Like to Play, Because People Want to Travel"

Page 1     Pie charts

             Sales by Business Group
             -----------------------
             Polymers, Resins and Monomers       $1,797 million
             Performance Chemicals                  896 million
             Plastics                               693 million
             Agricultural Chemicals                 498 million

             Sales by Customer Location
             --------------------------
             North America                       $2,074 million
             Europe                                 976 million
             Asia-Pacific                           597 million
             Latin America                          237 million

Page 5     Bar Charts for Rohm and Haas Company of:

             Volume
             ------
             1991         3,267 million units
             1992         3,750 million units
             1993         4,214 million units
             1994         4,549 million units
             1995         4,473 million units

             Sales
             -----
             1991         $2,763 million
             1992         $3,063 million
             1993         $3,269 million
             1994         $3,534 million
             1995         $3,884 million

             Earnings, before cumulative effect of accounting change
             --------
             1991         $163 million
             1992         $174 million
             1993         $126 million
             1994         $264 million
             1995         $292 million

Page 8 Photograph of a train and an automobile with bikes and other recreational equipment with the title "Because People Travel..."

           Inset photographs of an automobile taillight, a speedometer and road marked with traffic paints

Page 9     Bar Charts for Polymers, Resins and Monomers Business Group of:

             Volume
             ------
             1991         2,283 million units
             1992         2,674 million units
             1993         3,050 million units
             1994         3,324 million units
             1995         3,263 million units

             Sales
             -----
             1991         $1,290 million
             1992         $1,425 million
             1993         $1,519 million
             1994         $1,654 million
             1995         $1,797 million

             Earnings, before cumulative effect of accounting change
             --------
             1991         $116 million
             1992         $124 million
             1993         $120 million
             1994         $167 million
             1995         $162 million

Page 10    Photograph of the Golden Gate Bridge

           Inset photographs of a manufacturing plant and a roof being coated with acrylic roof mastics

Page 11 Photograph of a woman riding a bicycle and a golf bag filled with golf clubs and a soccer ball, baseball and football with the title "Because People Like to Play..."

Page 12    Photograph of a man swimming

           Inset photograph of a man working in a laboratory

Page 13 Inset photographs of a circuit board and the inside of a manufacturing plant

           Bar Charts for Performance Chemicals Business Group of:

             Volume
             ------
             1991         324 million units
             1992         377 million units
             1993         399 million units
             1994         399 million units
             1995         415 million units

             Sales
             -----
             1991         $566 million
             1992         $682 million
             1993         $762 million
             1994         $806 million
             1995         $896 million

             Earnings, before cumulative effect of accounting change
             --------
             1991         $ 43 million
             1992         $ 19 million
             1993         $ 29 million
             1994         $ 38 million
             1995         $ 65 million

Page 14    Photograph of a soccer game

           Inset photographs of a bottle of laundry detergent, fabric softener and a manufacturing production line

Page 15    Photograph of plastic molding resins

           Bar Charts for Plastics Business Group of:

             Volume
             ------
             1991         495 million units
             1992         533 million units
             1993         580 million units
             1994         638 million units
             1995         605 million units

             Sales
             -----
             1991         $546 million
             1992         $573 million
             1993         $579 million
             1994         $635 million
             1995         $693 million

             Earnings, before cumulative effect of accounting change
             --------
             1991         $ 8 million
             1992         $38 million
             1993         $(2) million
             1994         $58 million
             1995         $63 million

Page 16 Photograph of two people in a house under construction with the title "Because People Need Shelter and Food..."

           Inset photograph of tubes of caulk

Page 17    Inset photographs of employees Debbie Zimmer and Walt
           Gozdan at the Paint Quality Institute, PVC piping, fresh vegetables at a market place and agricultural workers in a field

Page 18 Photograph of shoppers in the produce department at a supermarket

           Inset photograph of a scientist checking plants in a laboratory

           Bar charts for the Agricultural Chemicals Business Group

             Volume
             ------
             1991         165 millions of units
             1992         166 millions of units
             1993         185 millions of units
             1994         188 millions of units
             1995         188 millions of units

             Sales
             -----
             1991         $361 million
             1992         $383 million
             1993         $409 million
             1994         $439 million
             1995         $498 million

             Earnings, before cumulative effect of accounting changes
             --------
             1991         $33 million
             1992         $25 million
             1993         $39 million
             1994         $40 million
             1995         $51 million

Page 19 Inset photographs of a container of Confirm insecticide, Adam Hsu and Hal Aller, inventors of Confirm insecticide, and Governor Christie Whitman (NJ) and a child returning a turtle to Lake Alcyon

Page 20 Bar chart of Rohm and Haas occupational injury and illness average rate worldwide vs. U.S. chemical industry.

           Cases per 200,000 hours worked:

                          Rohm and Haas      U.S. chemical
                        worldwide average   industry average
                        -----------------   ----------------
             1991              5.3                3.1
             1992              4.3                3.1
             1993              3.7                2.9
             1994              2.5                2.8
             1995              1.8                2.6

           Inset photograph of Yukisato Kurokawa, N.K. Suzuki and Kunio Takase at the Japan Research Center

           Photograph of children in KidSafe program in Louisville, Kentucky which is sponsored by Rohm and Haas

Page 24 Line Chart of Gross Profit, Selling, Administrative and Research Expense (SAR) and Operating Earnings (earnings excluding after-tax interest expense) as a percent of sales:

             Year     Gross Profit   SAR   Operating Earnings
             ----     ------------   ---   ------------------
             1985        31.7%       20.7%         6.7%
             1986        34.9        21.9          7.5
             1987        35.1        21.7          9.3
             1988        35.1        21.2          9.6
             1989        31.6        21.6          7.1
             1990        32.9        22.4          8.3
             1991        32.6        23.6          7.1
             1992        34.2        24.4          6.8
             1993        33.5        24.3          4.7
             1994        35.9        22.4          8.4
             1995        34.3        20.9          8.2

Page 25    Line Chart of Sales and Volume Indices
           1985 = 100

             Year    Sales Dollars   Physical Volume
             ----    -------------   ---------------
             1985         100              100
             1986         101               96
             1987         107              103
             1988         124              115
             1989         130              119
             1990         138              122
             1991         135              119
             1992         149              137
             1993         159              154
             1994         172              166
             1995         189              164

           Line Chart of Raw Material Cost Index
           1985 = 100

             Year        Index      Percentage Change
             ----        -----      -----------------
             1985         100              (5)
             1986          92              (8)
             1987          97               5
             1988         110              13
             1989         113               3
             1990         114               0
             1991         114               0
             1992         104              (9)
             1993         101              (3)
             1994         105               4
             1995         126              21

Page 26    Line Chart of Selling Price Index
           1985 = 100

             Year        Index      Percentage Change
             ----        -----      -----------------
             1985         100               0
             1986         102               3
             1987         106               3
             1988         111               5
             1989         113               1
             1990         116               3
             1991         118               2
             1992         117              (1)
             1993         113              (4)
             1994         113               0
             1995         119               6

           Line Chart of Return on Investment

             Year   Stockholders' Equity   Net Assets
             ----   --------------------   ----------
             1985           14.9%             10.0%
             1986           14.3               8.7
             1987           19.0              11.0
             1988           20.4              11.2
             1989           14.0               8.3
             1990           15.2               8.6
             1991           11.2               6.8
             1992           11.4               6.1
             1993            8.1               4.3
             1994           16.5               7.6
             1995           16.6               8.1

Page 27    Stacked Bar Chart of Cash Flow

             Provided by operations
             ----------------------
             1991      $357 million
             1992       401 million
             1993       358 million
             1994       524 million
             1995       513 million

             Treasury Stock Purchases
             ------------------------
             1991       $ 1 million
             1992         1 million
             1993         0 million
             1994         7 million
             1995        29 million

             Capital Additions & Acquisitions Net of Divestitures
             ----------------------------------------------------
             1991      $208 million
             1992       447 million
             1993       290 million
             1994       336 million
             1995       368 million

             Dividends
             ---------
             1991      $ 80 million
             1992        88 million
             1993        97 million
             1994       102 million
             1995       109 million

           Line Chart of Environmental Expenses and Capital Spending

             Operating and Maintaining Environmental Facilities
             --------------------------------------------------
             1987     $ 54 million
             1988       66 million
             1989       77 million
             1990       82 million
             1991       92 million
             1992      108 million
             1993      105 million
             1994      107 million
             1995       96 million

             Capital Spending for New Environmental Protection Equipment
             -----------------------------------------------------------
             1987      $17 million
             1988       34 million
             1989       50 million
             1990       54 million
             1991       48 million
             1992       55 million
             1993       55 million
             1994       31 million
             1995       32 million

             Waste Site Remediation Accruals
             -------------------------------
             1987      $12 million
             1988        5 million
             1989       12 million
             1990       46 million
             1991       49 million
             1992       23 million
             1993       57 million
             1994       31 million
             1995       45 million

Page 28    Line Chart of Earnings and Common Dividends

           Dollars per Share
             Year     Earnings      Common Dividends
             ----     --------      ----------------
             1985      $2.01              $.70
             1986       2.01               .78
             1987       2.85               .86
             1988       3.46              1.02
             1989       2.65              1.16
             1990       3.10              1.22
             1991       2.45              1.24
             1992       2.53              1.28
             1993       1.74              1.36
             1994       3.79              1.44
             1995       4.22              1.56

Page 29    Line Chart of Capital Additions and Depreciation

             Year      Additions      Depreciation
             ----      ---------      ------------
             1985     $159 million    $101 million
             1986      179 million     103 million
             1987      222 million     112 million
             1988      338 million     128 million
             1989      385 million     150 million
             1990      412 million     159 million
             1991      265 million     183 million
             1992      283 million     203 million
             1993      382 million     226 million
             1994      339 million     231 million
             1995      417 million     242 million

Page 30    Line Chart of Assets as a Percent of Sales

             Year   Fixed Assets   Inventories   Receivables
             ----   ------------   -----------   -----------
             1985       28.3%         16.5%         15.3%
             1986       31.3          14.9          15.4
             1987       33.2          14.0          16.1
             1988       36.9          13.4          15.5
             1989       43.1          13.0          15.8
             1990       49.2          13.7          16.2
             1991       53.2          12.4          17.1
             1992       57.7          14.3          17.9
             1993       57.2          12.1          18.5
             1994       55.5          13.8          19.2
             1995       52.7          13.0          19.5

Page 31      High-Low Chart of Quarterly Stock Prices in Dollars

                        1st         2nd         3rd        4th
                      Quarter     Quarter     Quarter    Quarter
                      -------     -------     -------    -------
              1993
              ----
              High     61 1/4      62          55 1/2     59 1/2
              Low      52 5/8      52 7/8      49 1/2     47 1/4
              Close    53 5/8      53 5/8      50 3/8     59 1/2

              1994
              ----
              High     60          64 1/2      68 1/2     61 3/8
              Low      53 1/2      53 1/4      54 3/8     54 1/8
              Close    54 5/8      62 1/4      57 1/8     57 1/8

              1995
              ----
              High     59 1/4      62          61 7/8     64 7/8
              Low      52          49 1/2      54 3/4     54 1/4
              Close    59          54 7/8      60 3/8     64 3/8