Form 10-K, Exhibit 13
period 1996-12-31
ROHM & HAAS CO
filed 1997-03-21
CIK 84792

Rohm and Haas Company

We're a Part of Your Life
-------------------------

Rohm and Haas is a specialty chemical company focused on profitable growth.

     We sell most of our products to industrial manufacturers, yet our ultimate success depends upon how well our technology satisfies consumer needs around the world. And even though most people have never heard of us, we are an integral part of their everyday lives.

For example, Rohm and Haas technology enables computers to process information more quickly, and gives homeowners high-quality building materials and paints that do their job beautifully and clean up easily. Our know-how purifies the water you drink, and helps bring food to your dinner table. It makes laundry detergents work better, and thickens creams and lotions. Our technology is in the magazines you read and the cars you drive.

     These are only a few illustrations of Rohm and Haas technology at work. We invite you to read through this annual report for other examples of our presence in your life.



Table of Contents
---------------------------------------
  Financial Highlights              1
  Letter to Shareholders            2
  Profitable Growth                 6
  Rohm and Haas at a Glance        12
  Business Discussions
    Polymers, Resins and Monomers  14
    Performance Chemicals          16
    Plastics                       17
    Agricultural Chemicals         19
  Corporate Responsibility         20
  Financial Review and Index       21
  Shareholder Information          57
  Directors and Officers           58
  Locations                        60
---------------------------------------

Financial Highlights

Millions of dollars (except per-share amounts)      1996       1995
-------------------------------------------------------------------
FOR THE YEAR:
Net sales                                         $3,982     $3,884
Net earnings                                         363        292
Net cash provided by operating activities            706        513
Capital additions                                    334        417
-------------------------------------------------------------------
AT YEAR END:
Total assets                                      $3,933     $3,916
Total debt                                           707        696
Stockholders' equity                               1,728      1,781
-------------------------------------------------------------------
RATIOS:
Total debt-to-equity*                                 38%        36%
Return on net assets                                  10          8
Return on common stockholders' equity*                20         17
-------------------------------------------------------------------
PER COMMON SHARE:
Net earnings                                      $ 5.45     $ 4.22
Common dividends                                    1.72       1.56
-------------------------------------------------------------------

* Stockholders' equity is before reduction for the ESOP transaction.


ID: GRAPHICS -- PIE CHARTS ...
                SALES BY BUSINESS GROUP
                SALES BY CUSTOMER LOCATION

                        TO THE SHAREHOLDERS OF

                         ROHM AND HAAS COMPANY

[ID -- PHOTO]

                    JOHN P. MULRONEY, PRESIDENT AND
                     J. LAWRENCE WILSON, CHAIRMAN

Dear Shareholder:

In 1996, we began to reap the benefits of change.

    Early in this decade, it became clear that old ways of doing things would no longer produce acceptable results for Rohm and Haas.

    Customers were becoming more global, markets were increasingly competitive, national economies were being replaced by regional ones with names like the European Union, Mercusol, the Americas and ASEAN nations.

    We had a proud history of success as an innovator of chemical technology but, faced with the need for faster customer response, better productivity and greater growth in developing economies, what else should we do?

    We changed.

    In 1992, we reaffirmed our commitment to total quality in everything we do, and vowed to benchmark future success against how well we could use our chemistry to benefit shareholders, customers, employees and community residents. We began to streamline our organization and internal processes so that we could be a fast, efficient company, regardless of the health of the economies around us.

    We changed the way we research and develop new products, and how we build our plants. We embraced the notion that an 87-year-old manufacturer of industrial chemicals should offer an array of chemical products and services. And we even surprised ourselves, for we made these changes in short order during times of economic uncertainty in Europe, North America and, later, in Japan and Australia.

    The success of countless efforts to improve the way we do business is apparent in our 1996 performance. As economies improved, growth returned to Rohm and Haas. Unit volume was up 6 percent, and sales of nearly $4 billion were 3 percent higher than in 1995. The 24 percent improvement in earnings is tangible evidence that internal transformations to improve efficiency and speed of response have taken hold.

    Today, Rohm and Haas is a specialty chemical company focused on profitable growth. We have incorporated our commitment to our stakeholders by giving them a "voice" in how we run our organization. We know we are most successful when we can please all five voices (shareholder, customer, employee, community and process) all of the time. In keeping with this commitment, we report our 1996 performance according to the voices of these stakeholders.

VOICE OF THE OWNER

Our total return to shareholders grew at an average compound rate of 16 percent during the past five years, slightly better than that of the Standard & Poor's 500 index.

    In 1996, Rohm and Haas reported a return on equity (ROE) of 20 percent. This is a significant improvement from a ROE of 17 percent in 1995. In part, the increase in return on equity reflects repurchases of Rohm and Haas stock. During 1996, we purchased 4.4 million shares of common stock. We have authorization to purchase another 2.6 million before the end of 1998.

    Our goal is to provide owners with 10 percent annual increases in sales and earnings and to report an average 20 percent return on equity over the economic cycle. In 1996, we missed our sales target, exceeded our earnings goal, and attained our average target level for ROE.

    Keeping costs under control yields a better return for the owner, but the credit for this accomplishment belongs to employees. Since 1993, Rohm and Haas people have held selling, administrative and research costs (SAR) essentially flat, even as the company has grown nearly one-fourth larger as measured by unit volume. In 1996, SAR costs totaled 20 percent of sales, down from 24 percent just four years ago. The savings here have enabled us to expand business into new markets at competitive costs.

VOICE OF THE CUSTOMER

Our customers have told us they want quality products delivered on time, along with the best possible technical service -- all at competitive prices. We must be doing something right. In 1996, customers bought more Rohm and Haas products in every corner of the globe.

    Roughly two-thirds of our product portfolio is based on acrylic technology. Demand for these products picked up in May and became stronger as 1996 progressed. Customers bought more water-based products for consumer paints and industrial coatings. They purchased increasing amounts of hollow-sphere pigments used in paper and paints. We sold significantly more products for use in house siding, window profiles and plastic packaging than we did in 1995.

    There also was solid improvement in the 30 percent of our product portfolio based on other chemistries. Sales continued to increase for products used to make computer chips and printed circuit boards, laundry detergents and industrial cleaners, and for agricultural products used by farmers to bring food to tables everywhere.

    On a geographic basis, unit volume was up 12 percent in the Asia-Pacific region, an area targeted for strong growth through the end of the decade. Efforts to reinvigorate business in Latin America paid off in 1996 with a 6 percent increase in volume, and a dramatic increase in earnings. Demand from customers in Europe and North America improved unit volume by 6 percent and 4 percent, respectively.

    Customers also want us to be as efficient as possible. To that end, in 1996 we joined with Rohm GmbH of Germany to create RohMax, a petroleum additives joint venture that extends our geographic presence, broadens our product offerings, and gives us the benefits of economies of scale.

    Another measure of our success in satisfying customers in 1996 came in the form of a multitude of supplier-of-the-year and vendor awards.

VOICE OF THE EMPLOYEE

One of our proudest achievements is our progress toward eliminating workplace injuries. Fifty-eight fewer people were hurt in 1996 than in 1995, and 31 of our sites operated all year without a single injury. Although our record is approaching those of the safest companies in the chemical industry, we will be satisfied only when no one gets hurt while working for Rohm and Haas.

    The results of a 1996 employee survey challenged us to find better ways to link pay with performance. Early in 1997, we shifted the basis of our annual bonus system to return on net assets (RONA), a measure of how efficiently we make, sell and deliver product. We now tie long-term bonuses for senior managers directly to total return to shareholders, and require them to hold specified amounts of Rohm and Haas stock. We have also changed board member pay so that at least 50 percent of compensation is based on stock. Rohm and Haas shareholders are being asked to approve the bonus plan changes at the company's annual meeting in May.

VOICE OF THE COMMUNITY

No one understands the benefits and risks of this industry better than the people who live near a chemical facility. Responsible Care(r) is a public commitment made by Rohm and Haas and chemical companies in more than 40 countries to improve performance in safety, health and environmental quality, to respond to public concerns, and to report progress to the public.

    We are among a handful of companies who have implemented all six Responsible Care codes in the United States. Within the next year, we intend to have the codes in place in Europe and Latin America, and to have base-line programs in place in Asia-Pacific.

    In November, Rohm and Haas volunteered to be one of the first U.S. companies to put its safety, health and environmental practices under scrutiny by people outside of the company. Under a program put together by the Chemical Manufacturers Association, eight verifiers evaluated the practices of two of our businesses and three sites. Their findings were a ringing endorsement of our high standards for safety, health and environmental management.

    We pursued environmental excellence in other areas as well. In July, Sea-Nine biocide earned the Green Chemistry Challenge Award from the U.S. government. Sea-Nine is a less toxic alternative to other materials used in marine paints. Community members want to know that we take the stewardship of our manufacturing operations seriously. To that end, many of our facilities are pursuing certification under international environmental standards. Two of our European plants already have received ISO 14001 certifications or their equivalents. During the first part of 1997, we expect certification for plants in Australia, Canada, Colombia, Mexico and Brazil.

VOICE OF THE PROCESS

While this last "voice" is not a stakeholder in the sense of the first four, we need robust and efficient internal systems if we are to be successful in the future. The quality of these processes enhances our ability to respond to our other stakeholders.

    Our global supply chain has been aggressively re-engineered, with a cumulative savings thus far of about $50 million. These new systems have led to significant improvements in on-time delivery and customer service, and will produce additional cost savings.

    We have changed the way we construct plants. Indeed, we can build some of them in half the time and at half the cost of five years ago. Capital spending has declined from 11.7 percent of sales at the end of 1993 to 8.4 percent in 1996.

[ID -- BAR CHART GRAPHICS FOR VOLUME, SALES, AND EARNINGS]

OUTLOOK

We intend to write our own future at Rohm and Haas -- to be an agent of change, not a victim of it. We want to improve our position in the chemical industry, and believe we have the right market positions, technical strengths, employee commitment and management strategies to accomplish just that.

    The pace of change picks up daily, and we must adapt. Our ability to change faster than those around us is a competitive advantage. Our success in 1996 is evidence of that.

    We will leverage our strengths -- an unparalleled understanding of acrylic technology; our commitment to profitable growth in new technologies; our expert employee workforce; our worldwide network of laboratories, plants and offices; strategic alliances with our customers; and our unwavering commitment to be faster, leaner and more efficient than any of our competitors -- in service of our stakeholders.

    We will create a strong future for Rohm and Haas Company.


/s/ J. Lawrence Wilson
    J. Lawrence Wilson
    Chairman and CEO


/s/ John P. Mulroney
    John P. Mulroney
    President and COO


March 21, 1997
                                                                             5

Profitable Growth,
Measurable Value

[ID -- PHOTO]

As a specialty chemical company, Rohm and Haas is focused on profitable growth.

We take basic petrochemical materials -- propylene, acetone, styrene and the like -- then, using our technology, experience and expertise, we create unique chemical products that are sold to other industrial companies that make a wide array of finished consumer goods.

In other words, Rohm and Haas fits right in the middle of a long chain of companies that extends from the discovery of raw materials to the manufacture of consumer products found in grocery stores, home improvement outlets and automobile showrooms. Most consumers have never heard of us, yet our technology surrounds them every day in nearly every part of the world.

Rohm and Haas earns money by creating value for its customers. In 1996, we made $363 million -- a solid improvement over 1995.

We made great strides in improving other aspects of our financial performance in 1996. The details can be found throughout this report.

[ID -- PHOTO]

The four growth businesses -- Agricultural Chemicals,
Electronic Chemicals, Biocides and Formulation
Chemicals -- are introducing new technologies for growing markets, and are expected to provide strong earnings in coming years.


[ID -- PHOTO]


In today's competitive chemical industry, however, it is not enough to have one good year, or even a string of several good years. Progress must be on-going, and headed always in the right direction. Knowing which path to pursue makes it easier to define which markets to target, which technologies to develop, and where better links should be forged with customers.

This is why, in 1996, Rohm and Haas began to speak more clearly about the way in which we manage our 10 businesses, and placed each of them in one of three categories -- growth, profitability or value.

These classifications are not reflected in the way we report our financial numbers, but we are using them to better allocate resources within the corporation -- research dollars, capital investment, money for acquisitions, and even people.

[ID -- PHOTO]

Our premise is that we will invest most heavily in businesses which can generate the greatest economic return for shareholders. The placement of a business in one of the three categories depends upon proven profit performance and potential growth.

GROWTH BUSINESSES

Agricultural Chemicals, Biocides, Electronic Chemicals and Formulation Chemicals are in the growth category. Together, they represent about 30 percent of total sales and generate a return well in excess of our 13 percent return on net assets target. We expect them to do even better in the future and have channeled more than half of our $200 million research budget in their direction. These businesses have a mission to improve earnings by 15 percent per year. In several cases, we will have to make acquisitions in order to achieve our aggressive growth targets.

PROFITABILITY BUSINESSES

Polymers and Resins, Monomers and Plastics Additives are in this group. Collectively, they account for 55 percent of company sales. These are the backbone businesses of Rohm and Haas, and represent the best of our renowned acrylic technology. The goals of the profitability businesses are to defend their franchises, improve earnings and asset turnover, and maintain a return on net assets of 13 percent or more.

VALUE BUSINESSES

AtoHaas Americas, Ion Exchange Resins and RohMax represent the final 15 percent of company sales. These businesses were all profitable in 1996 and are generating cash. We are reinvesting in them as appropriate to help them improve their competitive positions. Our primary aim is to improve profitability and increase cash flow.

[ID -- PHOTO]

[ID -- PHOTO]


Established expertise and world-
renowned chemistry are the hallmarks
of the company's profitability
businesses -- Polymers and Resins,
Monomers and Plastics Additives.
These businesses are focused on profitable growth for Rohm and Haas.

There is still great value in technologies that have withstood the test of time. The innovations that underlie the value businesses -- Ion Exchange Resins, AtoHaas and RohMax -- continue to generate considerable cash and benefit to Rohm and Haas. These businesses are expected to increase their contri-bution in years to come.

[ID -- PHOTO]

[ID -- PHOTO]


By setting tiered objectives for our businesses and by using growth and profitability criteria as qualifiers for company resources, Rohm and Haas expects to achieve its objective of ongoing, profitable growth.

Our senior managers are fully aligned with these goals and objectives. Each manager's individual performance plan is tied directly to an overall performance plan for the company that encompasses specific goals for the benefit of our stakeholders. We have adjusted our compensation programs so that increasing amounts of pay are linked directly to how well we perform as a company. Senior managers are required to hold predetermined levels of Rohm and Haas stock.

Increasingly, we are an efficient, smoothly operating company that knows how to control internal costs and improve productivity.

Rohm and Haas is well prepared to be a strong, competitive participant in the chemical industry of the next century. We understand that change is constant and that the rate of change will only increase. We have the building blocks we need for persistent success -- a fine business portfolio, strong geographic reach and outstanding people. Strong leadership, clarity of vision, and the ability to ensure that our technology meets the needs of consumers around the world will continue to differentiate Rohm and Haas from its competitors in the years to come.

[ID -- PHOTO]

Rohm and Haas at a Glance


POLYMERS, RESINS
AND MONOMERS
----------------

[ID -- PHOTO]

POLYMERS
AND RESINS
$1,596 MILLION IN SALES

KEY MARKETS
Professional and do-it-yourself home improvement, construction, factory-applied finishes, road and bridge maintenance, papermaking, textile, packaging, leather goods and apparel

PRODUCTS
Acrylic and vinyl acrylic emulsion polymers, resins and additives used in house paints, bridge and maintenance coatings, adhesives, caulks, floor polishes, inks, road-marking paints, paper coatings, leather finishes, building products, patching cement, exterior home finishes, textiles, nonwovens and wood finishes

COMPETITORS
BASF, Hoechst,
Union Carbide

[ID -- PHOTO]

MONOMERS
$266 MILLION IN SALES

KEY MARKETS
Primary source of starting materials for Rohm and Haas products;
also sells products for use in coatings, detergents, superabsorbent materials, plastics, fuels, lubricants and refinery processing markets

PRODUCTS
Acrylic acid and its derivatives; methyl methacrylate and its derivatives; specialty monomers; amine-based intermediates and salt-forming organic bases

COMPETITORS
BASF, ICI, Elf Atochem,
Hoechst, Cyro

[ID -- PHOTO]


FORMULATION
CHEMICALS
$97 MILLION IN SALES, EXCLUDING
NORSOHAAS SALES

KEY MARKETS
Water treatment, detergent, industrial cleaning, personal care, oil production and mining

PRODUCTS
Water-soluble polymers that boost power of laundry detergents and industrial cleaners; scale inhibitors for cooling tower and boiler applications; thickeners and specialty polymers for personal care applications; dispersants for mining and oil production applications

COMPETITORS
BASF, National Starch,
Rhone Poulenc,
Nippon Shokubai


ROHMAX
$64 MILLION IN PETROLEUM CHEMICALS SALES PRIOR TO THE FORMATION OF ROHMAX AT MID-YEAR

MARKETS
Automotive, industrial equipment, aviation, pharmaceuticals and oil refining

PRODUCTS
Polymethacrylate-based and olefin copolymer products used in high-performance lubricants

COMPETITORS
Shell, Lubrizol,
Sanyo, Exxon



PERFORMANCE
CHEMICALS

[ID -- PHOTO]

ELECTRONIC
CHEMICALS

$358 MILLION IN SALES

MARKETS
Computer components and circuitry, telecommunications equipment, automotive products, medical equipment and mainframe computers

PRODUCTS
Specialty chemicals used to fabricate integrated circuits and printed wiring boards; ultra-high purity photoresists for imaging applications; processes for plating on plastic and on metal parts

COMPETITORS
TOK, JSR, Hoechst,
Atotech, MacDermid,
Olin, Sumitomo

[ID -- PHOTO]

ION EXCHANGE
RESINS
$231 MILLION IN SALES

MARKETS
Water treatment, electronics, pharmaceuticals, biotechnology and food processing

PRODUCTS
Ion exchange resins used to change the characteristics of water and other fluids

COMPETITORS
Dow, Bayer, Purolite,
Mitsubishi Kasei

[ID -- PHOTO]

BIOCIDES
$152 MILLION IN SALES

MARKETS
Industrial water treatment, papermaking, cosmetics, household cleaning products, paints and coatings, marine paints, swimming pools and spas

PRODUCTS
Isothiazolone biocides used to control algae, fungi and bacterial growth

COMPETITORS
Dow, Union Carbide,
Zeneca, Great Lakes


PLASTICS
--------

[ID -- PHOTO]

PLASTICS ADDITIVES
$394 MILLION IN SALES

MARKETS
Construction, automotive, packaging, home appliances, business machines and consumer electronics

PRODUCTS
Impact modifiers and processing aids for vinyl siding, window profiles, pipe, film, bottles and engineering plastics

COMPETITORS
Kaneka, Mitsubishi Rayon,
Dow, Elf Atochem

[ID -- PHOTO]

ATOHAAS
AMERICAS
$307 MILLION IN SALES

MARKETS
Automotive, construction, transportation, sign, lighting and appliances

PRODUCTS
Acrylic sheet and resins for glazing, automotive taillights and other parts, lighting fixtures, signs and medical devices

COMPETITORS
ICI, Cyro, Rohm,
Mitsubishi Rayon


AGRICULTURAL
CHEMICALS
$514 MILLION IN SALES

[ID -- PHOTO]

MARKETS
High-value specialty agricultural crops, including fruits, vegetables, nuts, vines and flowers

PRODUCTS
A complete portfolio of herbicides, fungicides and insecticides

COMPETITORS
Elf Atochem, DuPont,
Monsanto, Zeneca, FMC

Business Discussions

Rohm and Haas reports its financial performance through four business groups: Polymers, Resins and Monomers (PRM), Performance Chemicals, Plastics and Agricultural Chemicals. The major factors affecting each of the company's businesses in 1996 are discussed on the following pages.


POLYMERS, RESINS
AND MONOMERS

Polymers, Resins and Monomers (PRM) includes the financial results of four businesses: Polymers and Resins, Monomers, Formulation Chemicals and Petroleum Chemicals. Together, these businesses reported sales of $2 billion, about 50 percent of total company sales in 1996. Earnings totaled $228 million, a 23 percent increase over their 1995 performance.

POLYMERS AND RESINS

Polymers and Resins, the company's largest business, reported strong unit volume growth for the year. Sales were up 8 percent. Overall profitability improved as a result of higher volume, improved cost control and lower average raw material costs. Polymers and Resins also made a dramatic 54 percent improvement in its worldwide safety record, and continued its unbroken string of customer satisfaction and supplier awards.

After a slow start, demand returned in May as economies in North America and Europe strengthened. The Latin American region reported double-digit growth -- the result of several years' effort to build a stronger polymer business there. Polymers and Resins also improved its position in Asia-Pacific in spite of slow economies in Japan and Australia.

Sales of acrylic emulsions for use in everything from household paints to roofing materials improved significantly.

Sales of water-based materials used to make road-marking traffic paints were strong again in 1996. This product is now firmly established in the North American market, and had outstanding growth in central Europe and the Nordic countries.

[ID -- PHOTO]

Sales of a wide range of acrylic emulsions used to make consumer paints remained strong in the United States late into the year.
Rheology modifiers, used to thicken paints, also reported good growth.

Rohm and Haas gained a strong position in Asia-Pacific and Europe as a supplier of acrylic coatings for roofing materials.

The Ropaque line of hollow-sphere pigments is used in both paint and paper coatings. Sales in the paint market remained robust. Sales for use in paper coatings were even stronger and accelerated throughout the year. The increased sales reflect improvements in the paper industry and increased penetration in that market.

Products for the adhesives market reported good growth in Europe and Asia-Pacific. Sales in North America were weak early in the year, primarily the result of an inventory correction in the cardboard box industry, but showed signs of recovery as the year came to a close.

Price increases for vinyl acrylic emulsion products during the year helped offset increased raw material cost pressure in this sector. The business also made improvements in operations to enhance overall profitability. The vinyl acrylic business is targeted for continued growth into European and Asia-Pacific markets, where Rohm and Haas intends to be a major supplier of vinyl acrylic emulsions.

Polymers and Resins began production at a 200-million-pound-per-year emulsions facility in Texas, expanded operations in France, and dedicated a new emulsion plant in Thailand. In 1997, a new plant will come on stream in Indonesia, as will a significant expansion of the plant in Taiwan.

OUTLOOK

Polymers and Resins continues to overcome the pressures of increasing competition through productivity improvements and shortened cycle times for bringing innovations to market. Modest economic growth in the Americas and ongoing improvements in European and established Asia-Pacific economies should allow Polymers and Resins to report good growth again in 1997.

MONOMERS

The Monomers business is the primary source of raw materials for two-thirds of the Rohm and Haas product portfolio. In addition, Monomers sells acrylic and methacrylic monomers to the merchant market. In 1996, it also took responsibility for the sales of Primene amines, chemical intermediates used in petroleum refining, metalworking, inks, lubricant additives, dyes and pigments.

Monomer sales were up 16 percent for the year. The increase was due to more active participation in the merchant market and a temporary increase at the end of the year as a result of production problems at a competitor's plant. Productivity improved as the business implemented a number of supply chain improvements. Profitability was also helped by raw material costs that drifted downward during the year. However, raw material costs began to increase again very late in 1996.

Great strides were made in safety, measured by a 55 percent improvement in the Monomers' safety record for 1996. In addition, Monomers was one of two Rohm and Haas businesses to receive high marks from external verifiers for its safety, health and environmental processes.

Demand for acrylic acid increased as the year progressed, prompted by excellent growth in other Rohm and

Haas businesses, as well as higher demand from external sources.
Sales to producers of superabsorbent materials for baby diapers remained strong throughout the year.

Production facilities ran extremely well in 1996, and construction continued on the 220-million-pound-per-year acrylic acid expansion in Texas. When this expansion is completed in mid-1997, total acrylic acid capacity will exceed one billion pounds annually.

[ID -- BAR CHART GRAPHIC
       VOLUME, SALES, AND EARNINGS]

The company purchased land in Belgium early in the fall. This will be the site for any future expansion of acrylic acid capacity, though there are no immediate plans to begin construction. Continued improvements in existing acrylic acid facilities should allow the company to meet any increased need for product until after the turn of the century.

Primene amines continued to find acceptance in niche applications around the world, and are expected to make a solid contribution to this business' future profitability.

OUTLOOK

The Monomers business is prepared to match the company's internal needs for product throughout 1997 and beyond. An expansion of the acrylic acid facility in Deer Park, Texas will come on stream at mid-year to help meet that demand. In addition, the business intends to take a more active position in the merchant market whenever conditions are favorable. Rising raw material costs early in 1997 are a concern, and Monomers is prepared to implement selling price increases as needed to maintain reasonable margins. Improved productivity efforts linked to supply chain enhancements are expected to continue.

FORMULATION CHEMICALS

Formulation Chemicals reported sales of $97 million in 1996, a 10 percent increase from 1995. Profitability improved significantly as a result of an improved product mix, raw material cost declines and overall cost control efforts.

The business had an excellent safety record, with just one injury reported during the entire year. Formulation Chemicals also was one of the first businesses in the United States to put its safety, health and environmental practices under scrutiny by people outside of the company. The results of the evaluation, which was put together by the Chemical Manufacturers Association, was a strong endorsement of the quality of the programs in place and the commitment of the employees who implement them.

A higher-solids additive for use in laundry detergents was embraced by customers in North America. This product offers the same boost in laundry detergent cleaning power, but represents much less volume shipped. It also enables the customer to save money in transportation costs.

[ID -- PHOTO]

Years of building strong, dedicated relationships with global detergent producers have helped Formulation Chemicals earn good sales growth of detergent-based products in North America, Europe, Latin America, and Asia-Pacific. In 1996, a renewed push for phosphate-based detergents in Western Europe meant lower demand for polymer products. Consequently, the NorsoHaas joint venture with EIf Atochem saw a significant drop in sales to the detergent market. NorsoHaas used 1996 as a transition year to increase its focus on industrial and hard-surface cleaners and geographic growth in the Middle East.

In contrast, there was good growth in Rohm and Haas sales of products aimed at the personal care market in both Europe and North America. A fixative for hair sprays that reduces the emission of volatile organic compounds to the air, new thickeners for creams and lotions, and a sunscreen polymer are among the products in early stages of development.

The consolidation in the water-treatment industry continued in 1996. Rohm and Haas is a key supplier of scale inhibitors and other products for this industry. The company has been successful in driving costs out of products for this market and offering increased service for significant customers.

Products aimed for use in paper and mining industries saw good growth in 1996, especially in Asia-Pacific and Latin American countries. Asia-Pacific growth currently is being supported by manufacturing operations in Taiwan. There are plans to begin production in Thailand during 1998. Formulation Chemicals continues to evaluate new product and business opportunities in ceramics additives.

OUTLOOK

The Formulation Chemicals business is galvanized for strong, profitable growth. Continued lower unit manufacturing costs at plants in the United States, Mexico, Taiwan and France are evidence of ongoing efforts to improve productivity. Good growth in new product offerings for both traditional markets, such as laundry detergents, and new ones, including personal care products, bode well for the future of this business.

ROHMAX

Rohm and Haas Company's Petroleum Chemicals business reported $64 million in sales during the first six months of 1996.

Early in July, Rohm and Haas and Rohm GmbH created RohMax Additives GmbH, a joint venture for the worldwide manufacture of petroleum additive products. Fifty percent of the subsequent earnings of the RohMax joint venture were reported on the Rohm and Haas income statement as a component of "share of affiliate net earnings."

The 50-50 joint venture has been well received by customers, and a clear strategy has been implemented for the development of product lines and geographic growth. The combining of the two companies has allowed consolidation of research and manufacturing facilities and improved efficiency throughout the new organization. RohMax makes viscosity-index improvers, pour point depressants and synthetic-based stocks for use in transmission fluids, railway and aircraft engines, hydraulic systems and crankcase oils. The venture already has a well-earned reputation for on-time delivery and customer service.

Combined research, sales and manufacturing operations, shared technologies and more than 100 years of combined customer service have made the RohMax joint venture more efficient and faster at bringing new technology to the marketplace. Continued cost savings are expected for the venture in 1997.

RohMax is headquartered in Darmstadt, Germany.

PERFORMANCE
CHEMICALS

Performance Chemicals includes the results of three businesses:
Electronic Chemicals, Ion Exchange Resins and Biocides. Together, these three businesses reported sales of $744 million for the year, or 19 percent of total company sales. Earnings of $82 million were up 19 percent over the 1995 figure.

ELECTRONIC CHEMICALS

Shipley Company sales of $358 million were up 7 percent from record levels set the year before. Profitability was excellent in the key North American and Asia-Pacific markets, but declined in Europe due to cost inefficiencies.

[ID -- PHOTO]

Shipley's safety performance for the year was unchanged.

Shipley's Printed Wiring Board business provides critical processes used to make sophisticated wiring boards that feature surface-mounted microprocessors, integrated circuits and other electronic components. In 1996, this business introduced its Multiposit process, which allows new methods for making printed wiring boards. New applications for ceramic packaging also were introduced.

The Microelectronics business offers enabling chemical technology for both current and future generations of high-powered semiconductor chips. Photoresist chemistry uses increasingly narrow beams of light to capture exposed light patterns on silicon chips. By repeating the process over and over again with different masks and coatings, the silicon chip acquires the desired electrical properties.

In 1996, Shipley saw increasing acceptance for its deep-ultra-violet
(UV) technology, as well as ongoing demand for earlier generation I-line and G-line chemistries. The company felt the impact of the downturn in the semiconductor industry. However, because its products are used primarily in very powerful, high-value applications, Shipley was less affected than others in the industry.

Overall, Shipley continues to focus on faster cycle times as a way to get innovations to market more quickly and to drive costs out of the business. The ability to deliver new technology on a timely basis remains a differentiating characteristic for successful companies in the electronics industry.

OUTLOOK

Overall growth for Shipley is expected to remain strong -- double-digit growth for Microelectronics, and moderate growth for the Printed
Wiring Board segment. Achieving this level of growth will depend upon increasing demand for electronics in applications ranging from cars, office and home computers, as well as "smart" home appliances and entertainment applications.

BIOCIDES

The Biocides business reported moderate volume growth for the year. Sales were flat with 1995 levels, reflecting currency effects, particularly in Japan, lower bromine biocide sales in anticipation of the end of the joint venture with Dead Sea Bromine and overall softness in European markets.

In 1995, Biocides reported just one employee injury, which earned them the best

[ID -- BAR CHART GRAPHIC
       VOLUME, SALES, AND EARNINGS]
safety record in the company. In 1996, a handful of injuries caused overall safety performance to decline.

Newer, growth-oriented products continued to do well. Most notable in this category was Sea-Nine biocide, which is used in marine paints and plastic applications. Sea-Nine continues to be embraced as an environmentally friendly alternative to tin-based products currently used in marine applications.

In July, Sea-Nine's novel chemistry, which degrades quickly and harmlessly in sea water, was recognized with one of the U.S. government's very first Green Chemistry Challenge Awards. This award is co-sponsored by the country's Presidential administration and Environmental Protection Agency and is awarded to companies for products that reduce environmental hazards through technology.

The business's core isothiazolone products grew well in Latin America and in Asia-Pacific, most visibly in China, where Kathon biocide increasingly is used to control bacteria in water stored in cooling towers. Core products for industrial applications did not do as well as expected in North America and Europe, primarily the result of slower economies during the first half of the year. Demand for these products was increasing in all regions as the year came to a close.

The joint venture to make and sell bromine-based biocides with Dead Sea Bromine came to an end in December. Rohm and Haas is actively seeking other arrangements and sources of supply for bromine-based and other biocide chemistries to further expand its range of product offerings. On the manufacturing side, Biocides reported a successful startup of a new plant in Bayport, Texas during the first quarter. This plant provides much needed capacity for both Sea-Nine and Kathon biocide products, and serves growing markets around the world. Additional capacity increases and process improvements are under way at a larger, world-source plant in Jarrow, England, which makes biocides for industrial applications and mildewcides for consumer paints.

OUTLOOK

Growth should be back on track in all regions in 1997, as long as economies in North America and Europe continue at a steady pace. Demand is expected to remain strong for Sea-Nine applications in marine paints, plastics, paints and water treatment. If current demand trends hold in the Asia-Pacific region, the growth will continue in emerging economies in India and Southeast Asia. Volume growth is expected to continue in Japan, though sales there could continue to be affected by unfavorable currency translations.

ION EXCHANGE RESINS

Profitability returned for the Ion Exchange Resins business in 1996. Sales remained essentially flat with 1995 levels as a result of unfavorable currency impacts in Japan and Europe. However, ongoing efforts to improve efficiency and productivity enabled Ion Exchange to report earnings growth and to generate considerable cash.

People around the world kept plants running smoothly, made significant strides in cost savings initiatives, streamlined distribution channels and increased sales of higher-value products, including those for pharmaceutical and ultrapure water applications.

Ion Exchange also reported a dramatic improvement in its safety record, with 40 percent fewer injuries reported for the year.

Ion exchange resins are used to purify water, food and beverages, and to increase the efficiency of utility plant operations. Special, high-grade resins are sold for use in pharmaceutical applications.

[ID -- PHOTO]

Pharmaceutical-grade resins for use in medications designed to reduce cholesterol and help people stop smoking are just two applications which saw good sales growth in 1996. These products, along with others designed for the pharmaceutical market, are made at the company's state-of-the-art manufacturing facility in Chauny, France.

Rohm and Haas also provides resins to those who need ultrapure water to make the semiconductor chips used in today's growing computer industry. Sales in this market remained strong throughout the year, especially in Asia-Pacific countries where much of the world's semiconductors are made.

There was strong demand for ion exchange resins used in home water-treatment systems in both Europe and North America. The trend in this market is for small, stand-alone units that can be placed on a countertop or inside a refrigerator. Rohm and Haas resins are shipped from the factory in these units and are a critical component of the customer's replacement cartridges. The business expects demand from this sector to continue through the rest of the decade.

Rohm and Haas also saw increased installations of its Amberpack resins systems, which are used by municipal water-treatment facilities.
These systems, along with Amberjet uniform particle-size resins, are used most widely in water-treatment applications. Amberpack systems also are used in the petrochemical, semiconductor and refining industries.

OUTLOOK

While Rohm and Haas continues to offer leading technology and high-quality products, it also has recognized the need to simplify product offerings, reduce costs and compete strongly on price as the market becomes increasingly competitive. The business made significant strides in these areas in 1996, and expects to make progress in 1997 that will continue to drive up profitability and generate strong cash.

PLASTICS

The two Plastics businesses, Plastics Additives and AtoHaas, reported combined sales of $701 million for 1996, or 18 percent of total company sales. Combined earnings of $54 million were 19 percent lower than they were in 1995.

PLASTICS ADDITIVES

Plastics Additives makes polymers that improve the performance properties and processability of polyvinyl chloride (PVC) and various engineering thermoplastics. They are grouped into three product families: acrylic processing aids, acrylic impact modifiers and methyl methacrylate butadiene styrene (MBS) impact modifiers. These additives are used in a variety of consumer, building, packaging and industrial applications.

Sales of $394 million were up 3 percent from 1995. Safety performance slipped. The business intends to make improvements in 1997.

[ID -- BAR CHART GRAPHIC
       VOLUME, SALES, AND EARNINGS]

[ID -- PHOTO]

Weak demand in the building, construction and automotive sectors worldwide forced the plastics industry into an economic slump beginning in mid-1995. Recovery began for North America in mid-1996, driven by the construction, film and sheet packaging markets. European markets soon followed; Asia-Pacific picked up during the fourth quarter. Pricing reached historic lows in the United States and experienced significant drops in Europe due to industry overcapacity, as well as intense economic pressure on customers in downstream markets.

There was moderate growth in PVC window applications and vinyl siding in the second half of the year, which led to strong sales of Paraloid acrylic modifiers. A new acrylic modifier for foamed PVC found new uses in siding, sewer and conduit pipe, windows and fencing. Foamed PVC is increasingly accepted in the market because it is lighter in weight, lower in cost and has thermal and acoustic insulation benefits. In Europe, the shift continued away from PVC for bottling applications to an alternate-base plastic which does not require modifiers. In contrast, PVC film and sheet packaging markets strengthened. Sales of MBS impact modifiers were strong in Europe, but weaker in North America.

Engineering resin additives, which are used in automotive bumpers and other specialty applications, showed a decline due to model changes in the automotive industry.

Plastics Additives continued its worldwide 55,000-metric-ton expansion program started in 1994. A new spray dryer at Louisville, Kentucky increased capacity for acrylic processing aids and improved their physical properties -- lower dust and better flowability. Nineteen ninety-six was a year for strong manufacturing discipline, quality improvements and progress on productivity initiatives including mechanical reliability and continued cost reduction.

OUTLOOK

Plastics Additives intends to grow, in spite of a very competitive, price-sensitive environment. The business expects to see slow to moderate growth as economies improve and will continue internal efforts to strengthen the profitability of the business and increase its presence in key markets around the world.

ATOHAAS

AtoHaas sales and unit volume were about even with 1995 levels, excluding Europe. Sales for AtoHaas Europe were down significantly, due to a severely depressed market. As a result, AtoHaas Europe reported a loss for the year.

AtoHaas Americas was confronted with soft markets during the first six monthsof 1996, but saw demand strengthen as the year progressed. Ongoing manufacturing productivity improvements, along with lower raw material, selling, administrative and research costs, enabled the business to maintain profit margins and overcome the effect of lower prices for acrylic sheet products in North America.

Improvement in the business' safety record remains a top priority for AtoHaas Americas, which reported one more work-related injury in 1996 than it did in 1995.

Demand for acrylic sheet was down slightly for the year, except in specialty applications and in sales to the point-of-purchase display market. Acrylic resin sales to the automotive sector for use in car taillights and other automotive parts improved as the year progressed. The full-year comparison was even with 1995, and mirrors the experience of the output by the U.S. auto industry.

[ID -- PHOTO]

Sales to Asia-Pacific were down from last year as the weak yen affected selling prices in Japan. New business in video laser discs established a growth opportunity for the future.

AtoHaas Europe, in which Rohm and Haas has a 49 percent interest, had a difficult year in a severely depressed European market. This entity reported losses throughout 1996, but the magnitude of the losses decreased in the third and fourth quarters of the year. AtoHaas Europe announced restructuring plans early in January that, when implemented, will effect a substantial reduction in costs in Europe, including the closure of less efficient manufacturing operations and a reduction in personnel. Rohm and Haas took a one-time, pre-tax charge of $4 million in 1996 to pay for its portion of the restructuring costs.

OUTLOOK

The financial picture for AtoHaas Europe will improve as 1997 progresses. The improvement will result from restructuring efforts, the transfer of some acrylic resin manufacture from the U.S. to a new, state-of-the-art facility in Rho, Italy, and improved economic conditions in Europe.

With continued growth in the U.S. economy, AtoHaas Americas should report a good year in 1997. Efforts to improve productivity will continue to enhance profitability. Growth in Asia-Pacific is expected to remain strong in emerging markets.

AGRICULTURAL
CHEMICALS

In 1996, the Agricultural Chemicals business built upon its very successful 1995 performance. Sales of $514 million were 3 percent higher than in 1995. Earnings, including a gain made through a land sale in Japan, were $61 million, 11 percent higher than 1995 results.

Both established and new, growth-oriented products contributed to the business' success. Agricultural Chemicals' bedrock product, Dithane fungicide, had an especially strong year. Dithane manufacturing plants set an all-time production record, while keeping costs low. Good year-to-year Dithane profit comparisons boosted the business' performance in 1996.

Goal experienced sales growth in all regions in 1996. North America contributed the strongest growth, based on application in newly planted grapes and favorable weather conditions in the western United States.

Other new products lived up to expectations, although sales of Confirm insecticide in the United States declined due to reduced insect pressure on cotton. Confirm (sold under the tradename Mimic outside the United States) continues to make inroads into new markets, particularly in the Asia-Pacific and European regions. This reduced-risk pesticide earned several new registrations in 1996 and more are anticipated in 1997.

Mach 2 insecticide, a sister product to Confirm, is being developed, registered and commercialized by RohMid L.L.C., a joint venture formed between Rohm and Haas and American Cyanamid. U.S. registration is expected early in 1997.

[ID -- PHOTO]

The pyridines business, acquired from Monsanto in 1994, is progressing well. Dimension herbicide showed solid growth. Registration of Visor herbicide is expected in several markets in 1997.

[ID -- PHOTO]

Early in the year some unique properties were discovered in thifluzamide, which was part of the pyridine business acquisition. Thifluzamide (to be sold under the tradenames Greatam in Japan and Pulsor worldwide) could become an important fungicide for controlling rice sheath blight in Japan, where registration is expected in late 1997.

While sales of Indar fungicide improved in 1996, market penetration was less than expected due to freezing weather that ruined the peach crop in the United States. This fungicide's use on cereal crops in Europe was reduced, but there was some overall sales growth in the region. Product demand was strong in the Latin American banana market.

Rohm and Haas welcomed the passage of the Food Quality Protection Act in 1996, which modernizes U.S. food safety law. The act repeals the Delaney Clause, a 1958 food safety provision that set a zero-risk cancer standard for pesticide residues on processed foods, and replaces it with a unified safety standard for raw and processed foods.

[ID -- BAR CHART GRAPHIC
       VOLUME, SALES, AND EARNINGS]

OUTLOOK

The Agricultural Chemicals business expects continued good growth and ongoing demand for its technology. With new products entering the market, solidly performing mature products, and a full product development pipeline, the outlook for the Agricultural Chemicals business is bright for 1997 and beyond.

Corporate Responsibility

[ID -- PHOTO]

In 1996, Rohm and Haas improved the safety of its operations, furthered its commitment to the communities in which it operates and diminished the size of its footprint on the world environment. These efforts, and more, fall under the umbrella of Responsible Care.

Responsible Care is a worldwide initiative which began more than a decade ago. Every Rohm and Haas facility is an active part of this global campaign to ensure that the company meets or exceeds explicit performance standards.

A RESPONSIBLE CITIZEN

One example of innovative progress is taking place in Geelong, Australia, which has signed an Environmental Improvement Plan (EIP), a pledge to minimize the environmental impact of its operations. This EIP was developed with help from local community residents, local government, Australia's Environmental Protection Authority and the national chemical trade association. In return for its EIP pledge, the Geelong plant hopes to receive an "accredited license" from the national environmental authorities that will allow more autonomy in managing its operations.

[ID -- BAR CHART GRAPHIC]

INVITING OTHERS
TO EVALUATE
OUR PRACTICES

For the first time, Rohm and Haas invited outside verifiers to conduct a comprehensive review of its safety, health and environmental practices. Two businesses -- Monomers and Formulation Chemicals -- their U.S. plants, and the company's headquarters operations were evaluated under the Responsible Care Management Systems Verification (MSV) process overseen by the U.S. Chemical Manufacturers Association. In a closing session, the evaluating panel praised the company for the integrity of its processes, and the commitment to the principles of Responsible Care that was evident at all levels of the organization.

EMPLOYEE HEALTH
AND SAFETY

Nineteen ninety-six was the safest year ever for Rohm and Haas employees. The occupational injury and illness (OII) rate dropped to 1.5, a 24 percent improvement over 1995. In real terms, 58 fewer people were injured during the year, and employees at 31 facilities worked without any injury at all. The U.S. improvement in safety was acknowledged in 1996 when Rohm and Haas received the Lammot du Pont Achievement Award from the Chemical Manufacturers Association.

POLLUTION PREVENTION

Six years ago, Rohm and Haas pledged that its U.S. facilities would achieve a 75 percent reduction in air emissions by the end of 1996.
When the 1996 data is reported to the U.S. Environmental Protection Agency (EPA) in mid-1997, it will be clear that the company has achieved this goal.

In fact, Rohm and Haas reduced emissions to air, water and land from its U.S. facilities by 60 percent between 1987 and 1995. During this same period, plant production rose by more than 60 percent. Early in 1996, the company earned an "Environmental Champion Award" from the EPA for achieving more than a 50 percent reduction in emissions of a specific group of chemicals.

LANDFILL REMEDIATION

Rohm and Haas again made good progress toward ending its involvement in landfills that were closed in the 1960s and 70s. In 1997, the company will complete the restoration of the Lipari site in Pitman, New Jersey. Jogging paths and recreational facilities will surround the lake that was once part of the number-one Superfund site in the United States. Progress also has been made at sites in Woodland, New Jersey; Whitmoyer, Pennsylvania; and at a company-owned site in Bristol, Pennsylvania. Additional information about the financial impact of environmental remediation can be found on page 28 of this report.

OUTLOOK

Rohm and Haas will concentrate on additional efforts to improve the safety of its workplace, continue environmental progress and extend its relationships with local communities.

For manufacturing facilities, one goal is attaining certification under international standards for environmental performance. ISO 14001 certification or its equivalent has already been achieved by two plants in Europe, and certification is expected early in the year for plants in the Latin American and Asia-Pacific regions.

                   1996 FINANCIAL REVIEW

CONTENTS

MANAGEMENT DISCUSSION AND ANALYSIS
Results of Operations (1996, 1995 and 1994)                22
Summary by Business Group (1996, 1995 and 1994)            22
Liquidity, Capital Resources and Other Financial Data      27

Quarterly Results of Operations                            32

CONSOLIDATED FINANCIAL STATEMENTS
Summary of Significant Accounting Policies                 34
Statements of Consolidated Earnings                        35
Statements of Consolidated Cash Flows                      36
Consolidated Balance Sheets                                37
Statements of Consolidated Stockholders' Equity            38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note  1 Acquisitions and Dispositions of Assets            39
Note  2 Investments                                        39
Note  3 Other Expense (Income), Net                        39
Note  4 Financial Instruments                              39
Note  5 Income Taxes                                       41
Note  6 Industry Segment Reporting and
          Information about Foreign Operations             42
Note  7 Pension Plans                                      44
Note  8 Employee Benefits                                  45
Note  9 Accounts Receivable, Net                           46
Note 10 Inventories                                        46
Note 11 Prepaid Expenses and Other Assets                  46
Note 12 Land, Buildings and Equipment, Net                 46
Note 13 Other Assets, Net                                  47
Note 14 Notes Payable                                      47
Note 15 Long-Term Debt                                     47
Note 16 Accounts Payable and Accrued Liabilities           48
Note 17 Other Liabilities                                  48
Note 18 Stockholders' Equity                               48
Note 19 Stock Compensation Plans                           49
Note 20 Leases                                             50
Note 21 Contingent Liabilities, Guarantees and
          Commitments                                      51

Report on Financial Statements                             53
Independent Auditors' Report                               53
Eleven-Year Summary of Selected Financial Data             54

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS --
1996, 1995 and 1994

Earnings in 1996 were $363 million, 24% higher than the $292 million reported in 1995. Earnings per common share were $5.45, up from $4.22 the previous year. Sales of $3,982 million were 3% higher than 1995, reflecting 6% volume growth offset by 1% lower selling prices and a 15% decline in the Japanese yen. European currencies were down slightly for the year. All regions and most businesses contributed to the higher volume. Earnings increased because of solid volume growth which started about mid-year and continued strongly through the fourth quarter, 7% lower raw material prices, tight cost control and the turnaround of the ion exchange resins business. The earnings gain was dampened by lower selling prices and losses from AtoHaas Europe.

The repurchase of 4.4 million common shares during 1996 contributed $.18 of the per-share increase. Current year earnings included an after-tax gain of $.06 per common share for the sale of land and retroactive tax credits, net of asset writedowns and restructuring charges. The 1995 results were reduced by a $.25 per common share charge for additional potential liability related to the cleanup of a waste site. Absent these items, earnings per common share increased 21%.

Earnings in 1995 totaled $292 million, 11% higher than the $264 million reported in 1994. Earnings per common share were $4.22, up from $3.79 the year before. Charges for waste site accruals in 1995 were $.43 per common share compared to $.30 in 1994. The 1995 amount included a $.25 first-quarter charge for the cleanup of the Whitmoyer waste site. Sales of $3,884 million were 10% higher than 1994, though volume decreased 2%. The sales growth reflected 4% higher selling prices, a higher-priced product mix, 9% stronger European currencies and a 10% stronger Japanese yen. Volume declined as a result of the sale of several small businesses, shedding unprofitable products and a slowdown in certain end-use markets. The earnings growth was due to a more profitable product mix, cost control programs and favorable foreign currency movements which offset the negative impact of 18% higher raw material prices. In 1995, the benefits of increased productivity and cost control efforts offset the impact of inflation on the company's operating results.

These and other factors affecting earnings are discussed at right. They are summarized on a per-share basis on page 26.

SUMMARY BY BUSINESS GROUP
(Refer to table on page 23)

The company's operations are organized by worldwide business groups. A description of each business group's operations can be found in the business review section of this report.

POLYMERS, RESINS AND MONOMERS (PRM) had 1996 earnings of $228 million, up 23% from 1995. Sales increased 7% and volume grew 8%, excluding the impact of the Petroleum Chemicals operations which became part of the RohMax joint venture effective July 3, 1996 (see Liquidity section). Volume growth reflected strong performances by Architectural Coatings in North America and Latin America, and by Industrial Coatings and Construction Products in all regions. Earnings increased due to volume growth and lower raw material prices, but were held back by reduced selling prices and startup expenses associated with a new emulsion facility in Houston, Texas. Earnings were also reduced by a $7 million after-tax charge for a plant writedown in the U.S. and restructuring costs in Japan.

PRM earnings in 1995 were $185 million, down 1% from 1994. Sales increased 9%, though volume declined 2% (excluding the RohMax restatement), due to higher selling prices, a higher-priced product mix and stronger currencies in Europe and Japan. Volume was lower due to the sale of the styrene butadiene latex business, shedding unprofitable products and the slowdown in certain end-use markets. Architectural Coatings and Adhesives had strong volume growth in Europe and Asia-Pacific and Industrial Coatings had volume gains in all regions. Architectural Coatings reported lower volume in North America due to a slowdown in the construction markets and shedding unprofitable products. Earnings were hurt by higher raw material prices and costs resulting from a fire in one of the acrylic acid units at Houston, Texas, earlier in the year.

PERFORMANCE CHEMICALS reported 1996 earnings of $82 million, up 19% from 1995 earnings of $69 million. Sales increased 3% and volume grew 2%, excluding the effect of the sale in 1995 of Plaskon, a small electronic chemicals subsidiary. Sales were up because of a higher-priced product mix, offset by lower selling prices and weaker currencies in Europe and Japan. Volume gains were restrained by lower shipments by Shipley Company in North America due to a slowdown in the electronics industry during the middle of the year. Performance Chemicals earnings growth was fueled by a turnaround of Ion Exchange Resins which reported earnings in 1996 compared to losses in 1995. This improvement is due to a significant reduction in operating costs, higher volume and declining raw material prices, though selling prices continued to be lower than the prior year. Performance Chemicals earnings were reduced by lower selling prices, higher operating costs due to the startup of a new biocides production facility, unfavorable currency movements, and increased competition and higher operating costs in Europe for Shipley Company.

Performance Chemicals 1995 earnings were $69 million, up sharply from 1994 earnings of $43 million. Sales increased 11%

NET SALES BY BUSINESS GROUP AND CUSTOMER LOCATION
-----------------------------------------------------------------------------------------------------------------------------
                 POLYMERS, RESINS        PERFORMANCE                                AGRICULTURAL
                   AND MONOMERS           CHEMICALS             PLASTICS             CHEMICALS                 TOTAL
-----------------------------------------------------------------------------------------------------------------------------
(Millions
of dollars)    1996    1995+   1994+  1996   1995+  1994+  1996   1995   1994   1996   1995   1994     1996     1995     1994
-----------------------------------------------------------------------------------------------------------------------------
North
America      $1,317  $1,277  $1,245   $288   $272   $235   $378   $384   $368   $139   $141   $119   $2,122   $2,074   $1,967
Europe          378     369     307    207    204    173    252    238    203    169    165    143    1,006      976      826
Asia-
Pacific         221     205     164    226    245    217     44     47     40    101    100     93      592      597      514
Latin
America         107     102     100     23     19     19     27     24     24    105     92     84      262      237      227
             ======================   ==================   ==================   ==================   ========================
  Total      $2,023  $1,953  $1,816   $744   $740   $644   $701   $693   $635   $514   $498   $439   $3,982   $3,884   $3,534
-----------------------------------------------------------------------------------------------------------------------------
+The operations of the Petroleum Chemicals business have been reclassified from Performance Chemicals to Polymers, Resins and Monomers due to the RohMax joint venture.  Amounts have been restated for 1995 and
 1994 to conform to current year presentation.
-----------------------------------------------------------------------------------------------------------------------------


SUMMARY OF 1992-1996 RESULTS BY BUSINESS GROUP
-------------------------------------------------------------------------
(Millions of dollars)        1996     1995+     1994+     1993+     1992+
-------------------------------------------------------------------------
NET SALES
  Polymers, Resins
    and Monomers           $2,023   $1,953    $1,816    $1,682    $1,576
  Performance Chemicals       744      740       644       599       531
  Plastics                    701      693       635       579       573
  Agricultural Chemicals      514      498       439       409       383
                           ==============================================
Total                      $3,982   $3,884    $3,534    $3,269    $3,063
-------------------------------------------------------------------------

NET EARNINGS*
  Polymers, Resins
    and Monomers          $   228   $  185    $  187    $  137    $  141
  Performance Chemicals        82       69        43        35        26
  Plastics                     54       67        61         1        42
  Agricultural Chemicals       61       55        42        41        27
  Corporate                   (62)     (84)      (69)      (88)      (62)
                          ===============================================
Total                     $   363   $  292    $  264    $  126    $  174

*Excludes charges for the cumulative effect of accounting changes in
 1993 and 1992.
-------------------------------------------------------------------------

RONA
  Polymers, Resins
    and Monomers             14.7%    11.7%     12.7%     10.1%     10.1%
  Performance Chemicals       9.8      8.6       5.2       4.4       3.2
  Plastics                    9.3     10.9      10.7       0.2       6.5
  Agricultural Chemicals     15.1     14.7      11.6      14.1       8.4
  Corporate                 (11.2)   (15.6)    (11.0)    (15.7)    (23.7)
                            =============================================
Total                         9.9%     8.1%      7.6%      4.3%      6.1%
-------------------------------------------------------------------------



SUMMARY OF 1992-1996 RESULTS BY CUSTOMER LOCATION
-------------------------------------------------------------------------
(Millions of dollars)        1996     1995+     1994+     1993+     1992+
-------------------------------------------------------------------------
NET SALES
  North America            $2,122   $2,074    $1,967    $1,845    $1,678
  Europe                    1,006      976       826       744       788
  Asia-Pacific                592      597       514       458       383
  Latin America               262      237       227       222       214
                           ==============================================
Total                      $3,982   $3,884    $3,534    $3,269    $3,063
-------------------------------------------------------------------------

NET EARNINGS*
  North America            $  235   $  199    $  198    $  143    $  106
  Europe                       96      102        75        30        80
  Asia-Pacific                 62       58        43        24        30
  Latin America                32       17        17        17        20
  Corporate                   (62)     (84)      (69)      (88)      (62)
                           ==============================================
Total                      $  363   $  292    $  264    $  126    $  174

*Excludes charges for the cumulative effect of accounting changes in
 1993 and 1992.
-------------------------------------------------------------------------

RONA
  North America              13.9%    12.2%     12.0%      9.6%      6.0%
  Europe                     11.2     11.9       9.7       4.1      10.6
  Asia-Pacific                9.8      8.4       6.8       4.2       6.0
  Latin America              15.9      8.7       9.8      10.2      12.3
  Corporate                 (11.2)   (15.6)    (11.0)    (15.7)    (23.7)
                            =============================================
Total                         9.9%     8.1%      7.6%      4.3%      6.1%
-------------------------------------------------------------------------

The four geographic regions reflect the company's major marketing profit centers relative to customer location.


Corporate includes non-operating items such as interest income and expense, corporate governance costs and corporate exploratory research.

See page 30 for definition of RONA.

+  1992-1995 amounts have been restated for the following items:
1. Corporate governance costs, previously reported in the business and regional results, are now reported in Corporate.
2. Corporate exploratory research, previously reported in Performance Chemicals and North America, is now reported in Corporate.
3. The operations of the Petroleum Chemicals business have been moved from Performance Chemicals to Polymers, Resins and Monomers.

and volume grew 5%, excluding the effect of the RohMax restatement and the sale of Plaskon, a small electronic chemicals subsidiary, because of a higher-priced product mix, higher selling prices and stronger foreign currencies. The earnings growth was fueled by a stellar performance by Shipley, the company's electronic chemicals subsidiary. Shipley reported double-digit increases in volume and sales and more than doubled its 1994 earnings as a result of worldwide growth of the semiconductor market. Ion Exchange Resins reported lower losses in 1995 as a result of higher volume in all regions, tight cost control, lower inventory writeoffs and the strength of the Japanese yen. However, selling prices continued to be lower than the prior year. Biocides benefited from strong volume growth worldwide and the strengthening of foreign currencies.

PLASTICS 1996 earnings were $54 million, down 19% from last year.
Though volume increased 6%, sales only grew 1%, reflecting lower selling prices and weaker currencies in Europe and Japan. The earnings decline was due to losses from AtoHaas Europe resulting from weak market conditions characterized by lower volume, falling prices and higher raw material prices. The company's share of AtoHaas Europe's losses also included $4 million of costs related to restructuring their operations. AtoHaas Americas had flat results due to falling selling prices, higher operating costs and a $2 million after-tax charge for a plant writedown in the U.S. Plastics Additives reported earnings growth fueled by a strong performance in Europe where volume was up and unit operating costs and selling and administrative costs were below 1995 levels.

Plastics reported earnings in 1995 of $67 million, up 10% from 1994 earnings. Sales increased 9%, though volume declined 5%, reflecting higher selling prices and stronger European currencies. The earnings growth was due to a strong performance by AtoHaas Americas and its affiliates resulting from volume gains in Europe and Asia-Pacific. Plastics Additives reported lower volume across all regions as a result of the slowdown in construction and automotive markets and production outages earlier in the year at the Louisville, Kentucky production facility.

AGRICULTURAL CHEMICALS earnings in 1996 were $61 million, 11% higher than 1995. Sales increased 3%, due to 7% higher volume, offset by a lower-priced product mix and weaker currencies in Europe and Japan. Volume rose due to increased shipments of Dithane fungicide in Asia-Pacific because of reduced drought conditions and in Latin America for use on bananas. Goal herbicide had higher volume in North America due to approval for use on additional crops. The earnings improvement reflects higher volume and selling prices, lower operating costs and a $6 million after-tax gain on the sale of land in Japan previously used for agricultural research. Weaker currencies in Japan and Europe and higher selling, administrative and research costs to support new product development and market introductions held back earnings growth.

Agricultural Chemicals 1995 earnings were $55 million, up 31% from 1994. Sales of $498 million were 13% higher, despite flat volume, due to a higher-priced product mix and stronger currencies in Europe and Japan. Mimic, a new insecticide used to control caterpillar infestations, reported strong growth in North America and Asia-Pacific. Systhane fungicide had volume gains in North America due to heavy disease pressure on California grapes and in Europe and Asia-Pacific due to new promotions. Total volume was flat due to lower shipments of Dithane fungicide in Europe and Asia-Pacific caused by softness in demand and increased competition. The earnings comparison improved due to a more profitable product mix, stronger currencies in Japan and Europe and reduced asset writeoffs recorded in 1995 compared to 1994.

Corporate expenses totaled $62 million in 1996, compared with $84 million in 1995 and $69 million in 1994. The 1995 period included an after-tax charge of $17 million for additional potential liability related to the cleanup of the Whitmoyer waste site. Interest expense was flat in 1996 compared to 1995. Interest expense declined in 1995 from 1994 due to lower interest rates and debt levels and higher capitalization of interest expense as part of construction in progress.

[ID -- LINE CHART GRAPHIC]
GROSS PROFIT, SAR, OPERATING EARNINGS

PHYSICAL VOLUME of shipments increased by 6% in 1996 from 1995 and decreased by 2% in 1995 from 1994:
-----------------------------------------------------------------
                                            Percent change
BUSINESS GROUP                        1996 vs 1995   1995 vs 1994
-----------------------------------------------------------------
Polymers, Resins and Monomers*             6%            (2)%
Performance Chemicals                     --             17
Plastics                                   6             (5)
Agricultural Chemicals                     7             --
                                      ===========================
Worldwide                                  6%            (2)%
-----------------------------------------------------------------

-----------------------------------------------------------------
                                            Percent change
CUSTOMER LOCATION                     1996 vs 1995   1995 vs 1994
-----------------------------------------------------------------
North America                              4%            (5)%
Europe*                                    6              4
Asia-Pacific                              12             14
Latin America                              6              2
                                      ===========================
Worldwide                                  6%            (2)%
-----------------------------------------------------------------

*Polymers, Resins and Monomers volume would have increased 8% and Europe would have increased 9% in 1996, excluding the impact of the Petroleum Chemicals business, now accounted for through the RohMax joint venture. The 1995 vs. 1994 comparison has been restated for the RohMax joint venture.

SUMMARY OF CONSOLIDATED RESULTS

The graph on page 24 shows the historical trend of gross profit, selling, administrative and research expenses and operating earnings as a percent of sales.

An analysis of gross profit changes is summarized on a per-share basis on page 26.

NET SALES of $3,982 million were 3% higher than 1995 due to 6% volume gains, offset by 1% lower selling prices and a 15% weaker Japanese yen. Volume grew due to strengthening economies around the world and the resurgence of the construction and automotive markets. All regions and most businesses contributed to the volume growth. Sales in 1995 of $3,884 million were 10% higher than 1994, and volume decreased 2%. The sales growth reflects 4% higher selling prices, a higher-priced product mix and stronger currencies in Europe and Japan. Volume declined as a result of the sale of several small businesses, shedding unprofitable products and a slowdown in certain end-use markets.

RAW MATERIAL PRICES started declining in the fourth quarter of 1995 and continued downward throughout most of 1996, though the downward trend moderated in the fourth quarter due to an increase in natural gas and oil prices. This decline followed a sharp escalation of raw material prices during the second half of 1994 through the third quarter of 1995. Prices for raw materials, including styrene, propylene, acetone and butanol, were 7% lower in 1996 compared to increases of 18% in 1995 and 4% in 1994, excluding currency impacts. Prices declined in 1996 as tightness of supply in the petrochemical markets eased. The charts below and on page 26 identify year-to-year changes for average unit raw material costs and average unit selling prices based on the company's product mix.

[ID -- LINE CHART GRAPHIC]
SALES AND VOLUME INDICES

[ID -- LINE CHART GRAPHIC]
RAW MATERIALS COST INDEX

GROSS PROFIT increased to $1,395 million in 1996, up 5% from 1995. The gross profit margin was 35%, 34% and 36% in 1996, 1995 and 1994, respectively. The gross profit margin increased in 1996 because of declining raw material prices and higher volume. One percent lower selling prices and a plant writedown in the U.S. and restructuring costs in Japan hurt margins. The gross profit margin decreased in 1995 because the escalation of raw material prices outpaced selling price increases, the benefits of productivity improvements and lower waste accruals recorded as part of gross profit. Costs resulting from a fire in one of the acrylic acid units at Houston, Texas, earlier in 1995 also hurt margins.

SELLING, ADMINISTRATIVE AND RESEARCH (SAR) expenses in 1996 were up 3% from 1995, excluding the impact of currency movements and the effect of the RohMax joint venture (see Liquidity section) in 1996. Spending increased due to higher bonus and insurance costs and the cost of new product introductions. SAR expenses in 1995 were up less than 2% from 1994, excluding the impact of stronger foreign currencies and divestitures in 1995 and the writeoff of a research facility in 1994. The flat spending in 1995 reflects the success of internal cost control efforts offsetting higher spending for Agricultural Chemicals and Asia-Pacific region.

INTEREST EXPENSE of $39 million in 1996 was flat compared to 1995. Interest expense in 1995 decreased $7 million from 1994, due to lower interest rates and debt levels and higher capitalization of interest due to higher capital spending.

SHARE OF AFFILIATE NET LOSSES were $12 million in 1996 compared to earnings of $5 million in 1995 and $2 million in 1994. The dismal results were due to AtoHaas Europe which experienced operating losses resulting from weak market conditions characterized by lower volume, falling selling prices and increasing raw material prices. The losses also included $4 million of write-offs and costs related to restructuring operations at AtoHaas Europe.

OTHER INCOME, NET, was $4 million, compared to net other expenses of $48 million in 1995 and $24 million in 1994. The current year included a gain of $10 million on the sale of land in Japan and $6 million of royalty income offset by $8 million of severance and early retirement costs and $5 million of minority interest. The 1995 period included $26 million for additional potential liability related to the cleanup of the Whitmoyer waste site, $16 million for severance and early retirement costs and $4 million for the settlement of litigation. The 1994 expense included $17 million of severance and early retirement costs related to restructuring operations.

THE EFFECTIVE TAX RATE was 32%, down from 34% in 1995 and 35% in 1994. The decreases in 1996 and 1995 were due to U.S. tax credits and non-taxable currency gains. The 1996 period also included a $10 million retroactive tax credit on sales outside the United States.

ANALYSIS OF CHANGE IN PER-COMMON-SHARE EARNINGS
CURRENT YEAR RELATIVE TO YEAR EARLIER
-----------------------------------------------------------------------
                                                        $/Common Share
                                                          (after tax)
                                                        ---------------
                                                         1996     1995
-----------------------------------------------------------------------
GROSS PROFIT
Selling prices                                          $(.33)  $ 1.27
Raw material prices                                       .75    (1.66)
Physical volume and product mix                           .73      .67
Plant writedown and restructuring charges                (.12)      --
Other manufacturing costs                                (.31)    (.11)
Currency effect on gross profit                          (.12)     .46
                                                        ===============
  Increase in gross profit                                .60      .63
-----------------------------------------------------------------------

OTHER CAUSES
Selling, administrative and research expenses*           (.08)    (.17)
Share of affiliate earnings (losses),
  excluding restructuring costs                          (.20)     .04
Asset dispositions and affiliate restructuring costs      .03      .09
Certain waste disposal site cleanup costs                 .25     (.25)
Retroactive tax credit on sales outside of the U.S.       .15       --
Reduction in outstanding shares of common stock           .18       --
Other                                                     .30      .09
                                                        ===============
  Increase (decrease) from other causes                   .63     (.20)
-----------------------------------------------------------------------
Increase in per-common-share earnings                   $1.23   $  .43
-----------------------------------------------------------------------

*The amounts shown are on a U.S. dollar basis and include the impact of currency movements as compared to the prior period.

[ID -- LINE CHART GRAPHIC]
SELLING PRICE INDEX

LIQUIDITY, CAPITAL RESOURCES AND OTHER FINANCIAL DATA

CASH FLOW Cash provided by operations for 1996 was $706 million. These funds were used to finance the company's capital expenditures, fund the company's stock repurchase program and pay dividends during the year. The company maintains an "A" debt rating and has adequate financial resources available to provide cash required for future operations.

FINANCING Total borrowings at year-end 1996 were $707 million, up $11 million from the prior year. At the end of 1996, the debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 38%, compared with 36% at the end of 1995 and 44% at the end of 1994. The company's capital structure is based upon a planned maximum 50% debt-to-equity ratio. This financial policy was established to ensure strong financial ratios and access to external financing.

ENVIRONMENTAL There is an inherent risk of environmental damage in chemical manufacturing operations. The company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage. These laws and regulations require the company to make significant expenditures for remediation, capital improvements and operating environmental protection equipment. Future developments and even more stringent environment regulations may require the company to make additional unforeseen environmental expenditures. The company's major competitors are confronted by substantially similar environmental risks and regulations.

The company is a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's (EPA) Superfund priority list. The company also is involved in corrective actions at some of its manufacturing facilities. Accruals for expected future remediation costs are in accordance with the provisions of SFAS No. 5, "Accounting For Contingencies," which requires an accrual to be recorded when it is probable a liability has been incurred and costs are reasonably estimable. The company considers a broad range of information when determining the amount of the accrual, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for this or similar sites, the liability of other parties, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are updated quarterly as additional technical and legal information becomes available. Major sites for which reserves have been provided are: the non-company-owned Lipari, Woodland and Kramer sites in New Jersey, Whitmoyer in Pennsylvania and company-owned sites in Bristol and Philadelphia, Pennsylvania and in Houston, Texas. In addition, the company has provided for future costs at approximately 80 other sites where it has been identified as potentially responsible for cleanup costs and, in some cases, damages for alleged personal injury or property damage.

[ID -- BAR CHART GRAPHIC]
CASH FLOW

[ID -- LINE CHART GRAPHIC]
ENVIRONMENTAL EXPENSES AND CAPITAL SPENDING

The amounts charged to earnings before tax for environmental remediation were $27 million, $45 million and $31 million in 1996, 1995 and 1994, respectively. The charge in 1995 included $26 million for additional potential liability related to the cleanup of the Whitmoyer waste site as a result of an adverse court ruling in that year. The company appealed that ruling and during 1996, the United States Court of Appeals for the Third Circuit ruled in the company's favor by reversing the 1995 judgment of the Federal District Court regarding indemnification of SmithKline Beecham (SKB) for cleanup of the Whitmoyer site. As a result of this ruling, the District Court will determine the equitable apportionment of costs between the two companies for cleanup of contamination that occurred prior to either company's ownership of the site. Rohm and Haas and SKB have agreed to an interim cost sharing arrangement; however, the company will not make any adjustment to its environmental remediation reserves until a final ruling is received.
The 1994 charge included $14 million related to the company-owned
Bristol site.

The reserves for remediation were $139 million and $170 million at December 31, 1996, and 1995, respectively, and are recorded as "other liabilities" (current and long-term). Probable insurance recoveries were $48 million at December 31, 1996 and $72 million at December 31, 1995. The reduction in 1996 was due to collections from certain insurance carriers regarding the company's claims for environmental remediation costs and related legal expenses. Late in 1996 and early 1997, the company negotiated settlements with additional insurers totaling $61 million; $56 million will be collected in 1997 and $5 million will be collected in 1998 and 1999. The excess of the settlements over the probable insurance recovery asset of $48 million will be recognized as income. Other insurance carriers have denied coverage in most cases and the company has initiated legal action in New Jersey and Pennsylvania. The trial in the Pennsylvania case started January 22, 1997, and the company is hopeful of receiving additional recoveries.

In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies related to environmental matters of approximately $65 million at December 31, 1996, compared to $70 million at December 31, 1995. Further, the company anticipates that additional future environmental remediation may be required, but these loss contingencies are not reasonably estimable at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the alternative methods of remediation and the range of cost associated with those alternatives. The company believes that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position or consolidated cash flows of the company, but could have a material adverse effect on consolidated results of operations in any given year.

In 1995, a lawsuit was filed against the company and other defendants, seeking class action certification for property damage, personal injury and medical monitoring allegedly related to contamination of the Lipari landfill, nearby streams and Lake Alcyon in Pitman, New Jersey. In 1996, the plaintiffs dismissed the property damage claims. The company believes it has substantial defenses to this lawsuit; it is too early to determine what financial impact, if any, it may have.

Capital spending for new environmental protection equipment was $32 million in 1996. Spending for 1997 and 1998 is expected to be approximately $22 million and $19 million, respectively. Capital expenditures in this category include projects whose primary purpose is pollution control and safety, as well as environmental aspects of projects in other categories on page 29 which are intended primarily to improve operations or increase plant efficiency. The company expects future capital spending for environmental protection equipment to be consistent with prior-year spending patterns. Capital spending does not include the cost of environmental remediation of waste disposal sites.

Cash expenditures for waste disposal site remediation were $58 million in 1996, $51 million in 1995 and $46 million in 1994. The expenditures for remediation are charged against accrued remediation reserves. The cost of operating and maintaining environmental facilities was $104 million, $96 million and $107 million in 1996, 1995 and 1994, respectively, and was charged against current-year earnings.

DIVIDENDS Total common stock dividends paid in 1996 were $1.72 per share, compared to $1.56 per share in 1995, and $1.44 per share in 1994. The company's common stock dividend payout is targeted at approximately 35% of trendline earnings. Common stock dividends have been paid each year since 1927. The common stock dividend payout has increased annually every year since 1977. Total preferred dividends paid were $2.75 per share in 1996, 1995 and 1994.

ADDITIONS TO LAND, BUILDINGS AND EQUIPMENT Fixed asset additions in 1996 were $334 million, down $83 million from last year's spending level. Additions in 1996 included new emulsion facilities in Thailand, Indonesia and Houston, Texas and capacity expansion for acrylic acid and butyl acrylate ester at Houston, Texas. Spending in 1995 included capacity expansion for acrylic acid and butyl acrylate ester at Houston, Texas, a new biocides production facility at Bayport, Texas and emulsion facility expansions at Houston, Texas and Lauterbourg, France. The company has budgeted capital expenditures in 1997 of approximately $350 million. Spending for environmental protection equipment, which is included in several of the categories on the chart shown at right, was $32 million in 1996 and 1995, and $31 million in 1994.

Expenditures for the past three years, categorized by primary purpose of project, were:

--------------------------------------------------------
(Millions of dollars)               1996    1995    1994
--------------------------------------------------------
Environmental, cost savings
  and infrastructure                $167    $185    $158
Capacity additions and new
  products                           134     198     139
Research facilities and
  equipment                           18      16      28
Capitalized interest cost             15      18      14
                                    ====================
  Total                             $334    $417    $339
--------------------------------------------------------

ACQUISITIONS AND DIVESTITURES On July 3, 1996, the company completed the formation of RohMax, a 50-50 joint venture with Rohm GmbH for the research, manufacture and sale of petroleum additives. The company contributed its petroleum additives inventory, manufacturing and research assets in the United States, Canada and France to the joint venture. Rohm GmbH contributed the assets of its petroleum additives business in Germany. Starting in the third quarter, the company's share of RohMax's earnings was reported as equity in affiliates. RohMax is expected to have annual sales of approximately $225 million, which will not be included in the consolidated sales of Rohm and Haas. However, the company will supply certain raw materials to the joint venture. On an annualized basis, the net impact is a reduction of $100 million in the company's sales, with an immaterial impact on earnings. The raw materials will be supplied by Polymers, Resins and Monomers, so, for reporting purposes the company has moved the results of the Petroleum Chemicals business from Performance Chemicals to Polymers, Resins and Monomers. Prior year information has been restated for this change.

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

STOCK REPURCHASES The 3.5 million share repurchase program approved at the end of 1995 by the board of directors was completed in September. Since the company continued to have strong cash flow and a debt-to-equity ratio below 40%, in October the board of directors approved a second buyback program of an additional 3.5 million shares over the next 27 months. During 1996, the company repurchased 4,430,971 shares of its common stock at a total cost of $302 million, compared to 515,138 shares in 1995 at a cost of $29 million. There were 63,144,751 and 67,325,023 common shares outstanding at December 31, 1996, and 1995, respectively.

WORKING CAPITAL (the excess of current assets over current liabilities) was $570 million at year-end 1996, down $23 million from 1995. Accounts receivable from customers increased $38 million, and inventory decreased $21 million. Days sales outstanding were 64 days, up slightly from 62 days at the end of 1995.

[ID -- LINE CHART GRAPHIC]
EARNINGS AND COMMON STOCK DIVIDENDS

[ID -- LINE CHART GRAPHIC]
CAPITAL ADDITIONS AND DEPRECIATION

Days cost of sales in ending inventory was 68 days, down from 72 days at the end of 1995. Details about two major components of working capital at the end of 1996 and 1995 follow:

------------------------------------------------
(Millions of dollars)            1996       1995
------------------------------------------------
INVENTORIES
  Year-end balance               $483       $504
  Annual turnover                5.4x       5.1x
------------------------------------------------
CUSTOMER RECEIVABLES
  Year-end balance               $699       $661
  Annual turnover                5.7x       5.9x
------------------------------------------------

NET FIXED ASSETS Investment in net fixed assets is summarized below.

------------------------------------------------
(Millions of dollars)            1996       1995
------------------------------------------------
Year-end balance               $2,066     $2,048
Annual turnover                  1.9x       1.9x
------------------------------------------------

These annual turnover figures were calculated by dividing annual sales (for customer receivables and net fixed assets) or cost of goods sold (for inventories) by the year-end balance. Days sales outstanding was calculated by dividing ending customer receivables by daily sales, and days cost of sales in ending inventory was calculated by dividing ending inventory by daily cost of sales.

The graph below presents the trend of receivables, inventories and net fixed assets as a percent of sales.

[ID -- LINE CHART GRAPHIC]
ASSETS

ASSET TURNOVER equals sales divided by year-end total assets. Asset turnover has shown a steady improvement, increasing from a low of .87 times in 1992 to .99 in 1995 and 1.0 in 1996. The graph below shows asset turnover, profit margin and return on net assets (RONA) for the past 10 years.

RETURN ON NET ASSETS (RONA) equals net earnings plus after-tax interest expense, divided by year-end total assets. RONA was 10% in 1996 and 8% in 1995 and 1994.

RETURN ON COMMON STOCKHOLDERS' EQUITY (ROE) is obtained by dividing net earnings less preferred stock dividends by average year-end common stockholders' equity. Average year-end common stockholders' equity is calculated without the reduction for the ESOP transaction. ROE was 20% in 1996, 17% in 1995 and 16% in 1994.

The return on investment graph on page 31 shows these measures for the past eleven years.

[ID -- LINE CHART GRAPHIC]
ASSET TURNOVER, PROFIT MARGIN & RONA

In March 1995, the Financial Accounting Standards Board issued
Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets be reviewed for impairment whenever events indicate that the carrying amount of an asset may not be recoverable. The adoption of this accounting standard in 1996 did not have a material impact on the company's financial position or results of operations.

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which became effective in 1996. The statement encourages the fair value based method which recognizes compensation expense equal to the fair value of the stock-based compensation at the date of the grant. As an alternative, the statement allows companies to continue to apply APB Opinion No. 25 and related Interpretations, which for certain types of stock-based compensation, does not result in a charge to earnings. The company has elected to continue to apply the provisions of APB Opinion No. 25. Accordingly, no compensation expense has been recognized for the fixed stock option plans. Details about the company's stock option plans are included in Note 19, Stock Compensation Plans.

In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1 (SOP 96-1), Environmental Remediation Liabilities, which is effective beginning in 1997. The statement provides authoritative guidance regarding the recognition, measurement, display and disclosure of environmental remediation liabilities. The company is evaluating this guidance and believes that its current policies and practices are substantially in agreement with the requirements of the SOP. The company does not expect the adoption of this accounting guidance in 1997 to have a material impact on the company's financial position or results of operations.

[ID -- LINE CHART GRAPHIC]
RETURN ON INVESTMENT

QUARTERLY RESULTS OF OPERATIONS

First quarter 1996 earnings were $100 million, up 27% from last year's very strong first quarter results of $79 million. Earnings per common share were $1.46, up 28% from $1.14 per common share in 1995. Earnings per share were up 5%, when a charge in 1995 of $.25 per common share for cleanup of the Whitmoyer waste site is excluded. Though volume declined 3%, sales of $994 million were 1% higher than reported in the prior-year period due to stronger European currencies and 2% higher selling prices. Earnings increased as a result of higher selling prices, 7% lower raw material prices and the absence of significant non-operating charges. Higher unit manufacturing costs caused by lower production volumes hurt earnings.

Second quarter 1996 earnings were $101 million, up 16% from last year's results of $87 million. Earnings per common share of $1.50 rose 19% from $1.26 per common share in 1995. Increasingly strong demand for Polymers and Resins and Plastics Additives products in May and June resulted in 5% volume growth for the quarter. Sales of $1,054 million were 1% above the prior-year period due to higher volume, offset by a 21% weaker Japanese yen, 2% weaker European currencies and 1% lower selling prices. Earnings increased as a result of increased sales, 8% lower raw material prices, tight control of costs and a $10 million ($.15 per common share) retroactive tax credit on sales outside the United States.

Third quarter 1996 earnings were $87 million, up 47% from last year's results of $59 million. Earnings per common share increased 54% to $1.31 from $.85 in 1995. All regions and businesses, except Electronic Chemicals, had volume growth which resulted in an 8% increase in volume for the quarter. Sales of $969 million were 3% above the prior-year period due to higher volume, offset by a 17% weaker Japanese yen, 2% weaker European currencies, a lower-priced product mix and 2% lower selling prices. Earnings increased as a result of increased sales, 10% lower raw material prices, smooth plant operations and flat selling, administrative and research costs.

Earnings in the fourth quarter of 1996 were $75 million, 12% higher than last year's exceptionally strong results. Earnings per common share were $1.16, compared to $.98 in 1995. Sales increased 5% to $965 million, due to 14% higher volume, offset by 3% lower selling prices and lower-priced product mix. Sales growth was also impacted by 2% weaker currencies in Europe and an 11% weaker Japanese yen. Earnings benefited from higher volume, 3% lower raw material prices, smooth plant operations and a lower effective tax rate. Regional results were exceptional in Latin America, where the company was able to take advantage of improved economic conditions. The 1996 results included a net after-tax charge of $.09 per common share for plant writedowns and restructuring charges, net of a gain on the sale of land.

[ID -- BAR CHART GRAPHIC]
QUARTERLY STOCK PRICE

1996 QUARTERLY RESULTS
---------------------------------------------------------------------------------------
                                               1st      2nd      3rd      4th     YEAR
(Millions of dollars)                      Quarter  Quarter  Quarter  Quarter     1996
---------------------------------------------------------------------------------------
Net sales                                    $ 994   $1,054    $ 969    $ 965   $3,982
Gross profit                                   363      363      347      322    1,395
Net earnings                                   100      101       87       75      363
---------------------------------------------------------------------------------------
Net earnings per common share, in dollars    $1.46   $ 1.50    $1.31    $1.16   $ 5.45
---------------------------------------------------------------------------------------
Cash dividends per common share, in dollars  $ .41   $  .41    $ .45    $ .45   $ 1.72
---------------------------------------------------------------------------------------
Percentage change from prior year
  Net sales                                      1%       1%       3%       5%       3%
  Physical volume                               (3)       5        8       14        6
---------------------------------------------------------------------------------------
  Net earnings                                  27%      16%      47%      12%      24%
---------------------------------------------------------------------------------------
  Net earnings per common share                 28%      19%      54%      18%      29%
---------------------------------------------------------------------------------------


1995 QUARTERLY RESULTS
---------------------------------------------------------------------------------------
                                               1st      2nd      3rd      4th     Year
(Millions of dollars)                      Quarter  Quarter  Quarter  Quarter     1995
---------------------------------------------------------------------------------------
Net sales                                    $ 985   $1,042     $942     $915   $3,884
Gross profit                                   357      341      308      327    1,333
Net earnings                                    79       87       59       67      292
---------------------------------------------------------------------------------------
Net earnings per common share, in dollars    $1.14   $ 1.26     $.85     $.98   $ 4.22
---------------------------------------------------------------------------------------
Cash dividends per common share, in dollars  $ .37   $  .37     $.41     $.41   $ 1.56
---------------------------------------------------------------------------------------
Percentage change from prior year
  Net sales                                     15%      10%       8%       6%      10%
  Physical volume                                5       (3)      (4)      (4)      (2)
---------------------------------------------------------------------------------------
  Net earnings                                  18%      (8)%      7%      43%      11%
---------------------------------------------------------------------------------------
  Net earnings per common share                 19%      (8)%      9%      44%      11%
---------------------------------------------------------------------------------------

1994 QUARTERLY RESULTS
---------------------------------------------------------------------------------------
                                               1st      2nd      3rd      4th     Year
(Millions of dollars)                      Quarter  Quarter  Quarter  Quarter     1994
---------------------------------------------------------------------------------------
Net sales                                     $856    $ 944     $874     $860   $3,534
Gross profit                                   317      351      298      301    1,267
Net earnings                                    67       95       55       47      264
---------------------------------------------------------------------------------------
Net earnings per common share, in dollars     $.96    $1.37     $.78     $.68   $ 3.79
---------------------------------------------------------------------------------------
Cash dividends per common share, in dollars   $.35    $ .35     $.37     $.37   $ 1.44
---------------------------------------------------------------------------------------
Percentage change from prior year
  Net sales                                      4%       7%       9%      13%       8%
  Physical volume                                8        9        6        9        8
---------------------------------------------------------------------------------------
  Net earnings                                  16%      51%      --%      81%     110%
---------------------------------------------------------------------------------------
  Net earnings per common share                 16%      52%      --%      94%     118%
---------------------------------------------------------------------------------------

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the company and its subsidiaries engaged in manufacturing operations. Investments in unconsolidated subsidiaries, which are involved mainly in selling operations outside of the United States, are carried at cost and are insignificant in total. Investments in affiliates (20-50%-owned) are recorded at cost plus equity in their undistributed earnings since formation. Intercompany accounts, transactions and unrealized profits and losses on transactions within the consolidated group and with significant affiliates are eliminated in consolidation.

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

INVENTORIES Inventories are stated at the lower of cost or market. Cost is primarily determined under the last-in, first-out (LIFO) method.

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

STOCK COMPENSATION The company applies the intrinsic value method in accordance with APB Opinion No. 25 and related Interpretations in accounting for stock compensation plans. Under this method, no compensation expense is recognized for fixed stock option plans.

ROHM AND HAAS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED EARNINGS

Years ended December 31, 1996, 1995 and 1994
-------------------------------------------------------------------------------
         (Millions of dollars,
         except per-share amounts)                        1996    1995    1994
-------------------------------------------------------------------------------
         CURRENT EARNINGS
-------------------------------------------------------------------------------
         Net sales                                      $3,982  $3,884  $3,534
NOTE 10  Cost of goods sold                              2,587   2,551   2,267
                                                        ======================
         Gross profit                                    1,395   1,333   1,267
         Selling and administrative expense                631     616     591
         Research and development expense                  187     194     201
NOTE 12  Interest expense                                   39      39      46
NOTE 2   Share of affiliate net earnings (losses)          (12)      5       2
NOTE 3   Other expense (income), net                        (4)     48      24
                                                        ======================
         Earnings before income taxes                      530     441     407
NOTE 5   Income taxes                                      167     149     143
         NET EARNINGS                                   $  363  $  292  $  264
                                                        ======================
NOTE 18  Less preferred stock dividends                      7       7       7
         NET EARNINGS APPLICABLE TO
           COMMON SHAREHOLDERS                          $  356  $  285  $  257
                                                        ======================
         NET EARNINGS PER COMMON SHARE                  $ 5.45  $ 4.22  $ 3.79
-------------------------------------------------------------------------------
         WEIGHTED AVERAGE COMMON SHARES
           OUTSTANDING (in millions)                      65.4    67.5    67.7
-------------------------------------------------------------------------------

         See accompanying summary of significant accounting policies (page 34) and notes to consolidated financial statements (pages 39-52).

ROHM AND HAAS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS

Years ended December 31, 1996, 1995 and 1994
-------------------------------------------------------------------------------
         (Millions of dollars)                            1996    1995    1994
-------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings                                          $  363  $  292  $  264
  Adjustments to reconcile net earnings to
    net cash provided by operating activities:
      Depreciation                                         262     242     231
      Deferred income taxes                                 37      27      (2)
      Accounts receivable                                  (37)    (77)    (75)
      Inventories                                           11     (25)    (93)
      Accounts payable                                       5      26      67
      Federal, foreign and other income taxes               (1)     (3)     73
      Gain on sale of facilities                           (10)     --      --
      Provision for plant writedown and
        restructuring charges                               19      --      --
      Other working capital changes, net                     1     (25)     35
      Other, net                                            56      56      24
                                                        =======================
        Net cash provided by operating activities          706     513     524
-------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to land, buildings and equipment              (334)   (417)   (339)
  Proceeds from sale of facilities                          11      49       3
  Investment in joint venture                               (7)     --      --
                                                        =======================
        Net cash used by investing activities             (330)   (368)   (336)
-------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Purchases of treasury shares                            (302)    (29)     (7)
  Proceeds from issuance of long-term debt                   2      32      38
  Repayments of long-term debt                             (52)   (126)    (19)
  Net change in short-term borrowings                       68       2     (21)
  Payment of dividends                                    (116)   (109)   (102)
  Other, net, primarily the effect of exchange
    rate changes on financing activities                    (8)      2      14
                                                        =======================
        Net cash used by financing activities             (408)   (228)    (97)
-------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                   --      (1)      1
                                                        =======================
        NET INCREASE (DECREASE) IN CASH AND
          CASH EQUIVALENTS                               $ (32)  $ (84)  $  92
-------------------------------------------------------------------------------

See accompanying summary of significant accounting policies (page 34) and notes to consolidated financial statements (pages 39-52).

ROHM AND HAAS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31, 1996 and 1995
-------------------------------------------------------------------------------
         Millions of dollars)                               1996          1995
         ----------------------------------------------------------------------
         ASSETS
         ----------------------------------------------------------------------
         CURRENT ASSETS
         Cash and cash equivalents                        $   11        $   43
NOTE 9   Accounts receivable, net                            841           756
NOTE 10  Inventories                                         483           504
NOTE 11  Prepaid expenses and other assets                   121           118
                                                          =====================
           Total current assets                            1,456         1,421
         ----------------------------------------------------------------------
NOTE 2   INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED
           SUBSIDIARIES AND AFFILIATES                       127           108
NOTE 12  LAND, BUILDINGS AND EQUIPMENT, NET                2,066         2,048
NOTE 13  OTHER ASSETS, NET                                   284           339
                                                          =====================
                                                          $3,933        $3,916
         ----------------------------------------------------------------------
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ----------------------------------------------------------------------
         CURRENT LIABILITIES
NOTE 14  Notes payable                                    $  145        $   90
NOTE 16  Accounts payable and accrued liabilities            669           666
         Federal, foreign and other income taxes              72            72
                                                          =====================
           Total current liabilities                         886           828
         ----------------------------------------------------------------------
NOTE 15  LONG-TERM DEBT                                      562           606
NOTE 5   DEFERRED INCOME TAXES                               137            94
NOTE 8   EMPLOYEE BENEFITS                                   405           394
NOTE 17  OTHER LIABILITIES                                   141           144
         MINORITY INTEREST                                    74            69
         ----------------------------------------------------------------------
NOTE 18  STOCKHOLDERS' EQUITY
         $2.75 cumulative convertible preferred stock;
           authorized -- 2,846,061 shares; issued -- 1996:
           2,631,822 shares; 1995: 2,656,153 shares          131           133
         Common stock; par value -- $2.50; authorized --
           100,000,000 shares; issued -- 78,652,380 shares   197           197
         Additional paid-in capital                          143           150
         Retained earnings                                 2,036         1,789
                                                          =====================
                                                           2,507         2,269
         Less: Treasury stock (1996 -- 15,507,629 shares;
           1995 -- 11,327,357 shares)                        629           344
         Less: ESOP shares                                   145           151
         Other equity adjustments                             (5)            7
                                                          =====================
         Total stockholders' equity                        1,728         1,781
                                                          =====================
                                                          $3,933        $3,916
         ----------------------------------------------------------------------

See accompanying summary of significant accounting policies (page 34) and notes to consolidated financial statements (pages 39-52).

ROHM AND HAAS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

Years ended December 31, 1996, 1995 and 1994
-------------------------------------------------------------------------------
         (Millions of dollars)                            1996    1995    1994
         ----------------------------------------------------------------------
NOTE 18  PREFERRED STOCK
         ----------------------------------------------------------------------
         Balance, beginning of year                     $  133  $  134  $  136
         Conversion of shares to common stock               (2)     (1)     (2)
                                                        =======================
         Balance, end of year                           $  131  $  133  $  134
                                                        =======================

         COMMON STOCK
         ----------------------------------------------------------------------
         Balance, beginning and end of year             $  197  $  197  $  197
                                                        =======================

         ADDITIONAL PAID-IN CAPITAL
         ----------------------------------------------------------------------
         Balance, beginning of year                     $  150  $  151  $  150
         Shares issued to employees under bonus plan        (7)     (1)      1
                                                        =======================
         Balance, end of year                           $  143  $  150  $  151
                                                        =======================

NOTE 15  RETAINED EARNINGS
         ----------------------------------------------------------------------
         Balance, beginning of year                     $1,789  $1,606  $1,444
         Net earnings                                      363     292     264
         Common stock dividends paid ($1.72, $1.56
           and $1.44 per share in 1996, 1995 and
           1994, respectively), net of tax benefit
           of $4 million in 1996 and $3 million in
           1995 and 1994 related to the ESOP              (109)   (102)    (95)
         Preferred stock dividends ($2.75 per share
           in 1996, 1995 and 1994)                          (7)     (7)     (7)
                                                        =======================
         Balance, end of year                           $2,036  $1,789  $1,606
                                                        =======================

NOTE 18  TREASURY STOCK, AT COST
         ----------------------------------------------------------------------
         Balance, beginning of year                     $  344  $  323  $  323
         Shares issued to employees under bonus plan       (16)     (7)     (6)
         Purchases                                         302      29       7
         Shares issued for conversion of preferred
           stock                                            (1)     (1)     (1)
                                                        =======================
         Balance, end of year                           $  629  $  344  $  323
                                                        =======================

         OTHER EQUITY ADJUSTMENTS
         ----------------------------------------------------------------------
         Balance, beginning of year                     $    7  $   11  $   --
         Foreign currency translation                      (12)     (2)     17
         Pension adjustment                                 --      (2)     (6)
                                                        =======================
         Balance, end of year                           $   (5) $    7  $   11
         ----------------------------------------------------------------------

         See accompanying summary of significant accounting policies (page 34) and notes to consolidated financial statements (pages 39-52).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ACQUISITIONS AND DISPOSITIONS OF ASSETS

On July 3, 1996, the company completed the formation of RohMax, a 50-50 joint venture with Rohm GmbH for the research, manufacture and sale of petroleum additives. The company contributed its petroleum additives inventory, manufacturing and research assets in the United States, Canada and France to the joint venture. Rohm GmbH contributed the assets of its related petroleum additives business in Germany to RohMax. The company's share of RohMax's earnings have been reported using the equity method since July.

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

NOTE 2: INVESTMENTS

The company's investments in its affiliates (20-50%-owned) totaled $81 million and $60 million at December 31, 1996, and 1995, respectively. The increase in 1996 is primarily due to the formation of RohMax, a 50-50 joint venture with Rohm GmbH for the research, manufacture and sale of petroleum products (see financial statement Note 1). The results of these operations, previously fully consolidated, have been reported on an equity basis since July 1996. The company's equity in the net assets of the affiliates exceeded the amount of investments in affiliates by about $7 million and $13 million at December 31, 1996, and 1995, respectively, primarily due to investments in the AtoHaas affiliates. This difference is being amortized to earnings over the remaining life of the underlying fixed assets.

NOTE 3: OTHER EXPENSE (INCOME), NET

---------------------------------------------------------------
(Millions of dollars)                    1996    1995*    1994*
---------------------------------------------------------------
Interest income                          $ (7)   $ (7)    $ (7)
Royalty expense (income), net              (6)      2       (2)
Foreign exchange losses (gains), net       (4)     (4)       8
Minority interest                           5       8        2
Asset dispositions                        (10)     (4)       6
Amortization of intangibles and
  purchased option premiums                10      10        8
Voluntary early retirement incentives,
  severance, litigation settlements
  and certain waste disposal site
  cleanup costs                             8      46       17
Other, net                                 --      (3)      (8)
                                         ======================
Total                                    $ (4)   $ 48     $ 24
---------------------------------------------------------------

*Restated to conform to current-year presentation.

NOTE 4: FINANCIAL INSTRUMENTS

The company's consolidated results of operations are affected by changes in interest rates and foreign exchange rates. The company uses non-leveraged derivative financial instruments to reduce the impact on the company's earnings of specific, known exposures to changes in interest and exchange rates. The company does not use financial instruments for trading purposes. Credit risk associated with non-performance by counterparties is mitigated by only using major financial institutions with high credit ratings. The company also limits the amount of derivative financial contracts it enters into with each counterparty.

The company entered into interest rate swap agreements and option contracts to manage its exposure to changes in interest rates. At December 31, 1996, and 1995, there were interest rate swaps outstanding, with maturities through 1997, with total notional amounts of $50 million and $150 million, respectively. The net swap position at December 31, 1996 and 1995, converted $50 million of fixed-rate debt to floating-rate debt based on six-month LIBOR. The differential between the fixed and floating rate amounts was accrued as an adjustment to interest expense. In 1996, the company purchased an interest rate floor expiring in 1999 to hedge $50 million of fixed-rate debt. The premium paid for the option is being amortized to interest expense over the option life. In early 1996 and 1995, the company closed out an interest rate floor option then outstanding hedging $75 million of the company's fixed rate debt at a gain of $1 million in each year.

In 1996, the company entered into a written interest rate option contract with a notional amount of $25 million to monetize the call provision on the company's 9.375% debentures due 2019. The counterparty paid the company a premium of $5 million for the right to receive 9.375% fixed rate payments beginning 1999 through 2002. In return, the counterparty will pay the company variable interest payments based on six-month LIBOR. The written option has been marked to market through income at each balance sheet date.

Foreign currency option contracts are used to reduce foreign exchange rate risk. Option contracts are used to hedge probable anticipated sales by certain foreign subsidiaries. Gains and losses on these contracts are deferred and included in income in the same period as the related sales, except for subsidiaries using their local currency as their functional currency. Those contracts, which amounted to approximately 25% of the total notional amount outstanding at December 31, 1996 and 1995, are marked to market at each balance sheet date. The notional amounts of currency option contracts totaled $114 million and $158 million at December 31, 1996, and 1995, respectively. The contracts outstanding at each balance sheet date have maturities of fifteen months or less. At the end of both years, net deferred unrealized gains and losses were immaterial.

Forward contracts are used to reduce the exchange rate risk of certain foreign currency transactions. These agreements require the exchange of a foreign currency for U.S. dollars at a fixed rate at a future date. The carrying amounts of foreign currency forward contracts were adjusted at each balance sheet date for changes in exchange rates. There were no such contracts outstanding at December 31, 1996. At December 31, 1995, there were contracts maturing within twelve months to sell $30 million of various foreign currencies.

The fair value of financial instruments were estimated based on the following methods and assumptions:

    Cash and cash equivalents, accounts receivable, accounts payable and notes payable -- the carrying amount approximates fair value due to the short maturity of these instruments.

    Long-term debt -- the fair value is estimated based on quoted market prices for the same or similar issues or the current rates offered to the company or its subsidiaries for debt with the same remaining maturities and terms.

    Interest rate options and swap agreements -- the fair value is estimated based on quoted market prices of the same or similar issues available.

    Foreign currency forward contracts -- the carrying value approximates fair value because these contracts are adjusted to their market value at the balance sheet date.

    Foreign currency option contracts -- the fair value is estimated based on the amount the company would receive or pay to terminate the contracts based on quotes from brokers.

The carrying value and fair value of financial instruments at December 31, 1996, and 1995 are as follows:

-------------------------------------------------------------------------
                                         1996                  1995
-------------------------------------------------------------------------
                                 Carrying    Fair      Carrying    Fair
(Millions of dollars)             Amount     Value      Amount     Value
-------------------------------------------------------------------------
                                            Asset (Liability)
Long-term debt                    $(562)     $(623)     $(606)     $(701)
Foreign currency options              4          5          5          5
Interest rate swap agreements        --         --         --         --
Interest rate options
  Purchased                          --         --         --          1
  Written                            (5)        (5)        --         --
-------------------------------------------------------------------------

NOTE 5: INCOME TAXES

Earnings before income taxes earned within or outside the United States are shown below:

----------------------------------------------------------------
(Millions of dollars)                    1996     1995     1994
----------------------------------------------------------------
United States
  Parent and subsidiaries                $371     $266     $216
Foreign
  Subsidiaries                            171      170      189
  Affiliates                              (12)       5        2
                                         =======================
Earnings before income taxes             $530     $441     $407
----------------------------------------------------------------

The provision for income taxes is composed of:

----------------------------------------------------------------
(Millions of dollars)                    1996     1995     1994
----------------------------------------------------------------
Taxes on U.S. earnings
  Federal
    Current                              $ 56     $ 41     $ 49
    Deferred                               58       40       23
                                         =======================
                                          114       81       72
                                         =======================
  State and other
    Current                                 2        7        4
                                         =======================
  Total taxes on U.S. earnings            116       88       76
----------------------------------------------------------------
Taxes on foreign earnings
    Current                                69       73       72
    Deferred                              (18)     (12)      (5)
                                         =======================
  Total taxes on foreign earnings          51       61       67
                                         =======================
Total income taxes                       $167     $149     $143
----------------------------------------------------------------

Cash payments of income taxes were $120 million, $111 million and $93 million in 1996, 1995 and 1994, respectively.

Deferred income taxes reflect temporary differences between the valuation of assets and liabilities for financial and tax reporting. Details at December 31, 1996, and 1995 were:

----------------------------------------------------------------
(Millions of dollars)                            1996      1995
----------------------------------------------------------------
Deferred tax assets related to:
  Compensation and benefit programs              $200      $191
  Alternative minimum tax credit carryforward       1        34
  Research and foreign tax credit carryforwards    12         2
  Accruals for waste disposal site remediation     34        27
  Accruals for plant downsizing and writedowns      8        16
  Inventories                                      34        36
  All other                                        19        24
  Valuation allowance                              (5)       (7)
                                                 ===============
    Total deferred tax assets                    $303      $323
                                                 ===============
Deferred tax liabilities related to:
  Tax depreciation in excess of book
    depreciation                                 $282      $259
  Pension                                          66        62
  All other                                         3        13
                                                 ===============
    Total deferred tax liabilities               $351      $334
                                                 ===============
    Net deferred tax liability                   $ 48      $ 11
----------------------------------------------------------------

Deferred taxes, which are classified into a net current and non-current balance by tax jurisdiction, are presented in the balance sheet as follows:

----------------------------------------------------------------
(Millions of dollars)                            1996      1995
----------------------------------------------------------------
Prepaid expenses and other assets                $ 86      $ 74
Other assets, net                                   4         9
Accounts payable and accrued liabilities            1        --
Non-current deferred income taxes                 137        94
                                                 ===============
    Net deferred tax liability                   $ 48      $ 11
----------------------------------------------------------------

The valuation allowance was reduced by $2 million in 1996 and $1 million in 1995 due to usage of tax credit carryforwards and net operating loss carryforwards.

The effective tax rate on income differs from the U.S. statutory tax rate due to the following:

----------------------------------------------------------------
                                         1996     1995     1994
----------------------------------------------------------------
Statutory tax rate                       35.0%    35.0%    35.0%
U.S. tax credits                         (3.4)    (0.9)    (0.9)
Asset dispositions                       (0.2)    (0.3)      --
Effect of non-taxable
  currency items                         (0.5)    (0.7)    (0.7)
Taxes on foreign earnings
  and tax adjustments of
  foreign subsidiaries                    0.3      0.2      1.2
Other, net                                0.3      0.5      0.5
                                         =======================
Effective tax rate                       31.5%    33.8%    35.1%
----------------------------------------------------------------

At December 31, 1996, the company had research tax credit carryforwards of $1 million and foreign tax credit carryforwards of $11 million available to reduce future U.S. income tax payments through 2010 and 2001, respectively, and alternative minimum tax credit carryforwards of $1 million which are available to reduce future U.S. regular income tax payments over an indefinite period. In addition, the company has net operating loss carryforwards of $5 million to offset future foreign taxable income through 2001.

Provision for U.S. income taxes, after applying statutory tax credits, was made on the unremitted earnings of foreign subsidiaries and affiliates which have not been reinvested abroad indefinitely. Unremitted earnings, after provision for applicable foreign income taxes, were approximately $374 million at December 31, 1996. If the foreign subsidiary and affiliate earnings were remitted as dividends, the amount of additional U.S. income taxes, after applying statutory tax adjustments, would not be material.

NOTE 6: INDUSTRY SEGMENT REPORTING AND INFORMATION ABOUT FOREIGN OPERATIONS

Rohm and Haas Company is a multinational manufacturer of specialty chemicals. The company's principal lines of business, listed in order of their relative size based on sales, are Polymers, Resins and Monomers
(PRM); Performance Chemicals; Plastics, and Agricultural Chemicals.
PRM and Plastics major markets are in North America and Europe. Performance Chemicals products are sold mainly in North America, Europe and Asia-Pacific. These three businesses sell their products to other manufacturers who produce end products sold to consumers and other industrial concerns. Agricultural Chemicals is the most global of the company's businesses, with sales occurring almost evenly throughout the four regions. These products are sold to growers of high-value specialty agricultural crops.

In accordance with the provisions of SFAS No. 14, the tables below present information for the years 1994-1996 related to the company's results in the four industry segments described above. The company defines the industry segment for each product shipment (including intermediates) by the customer's use of the product shipped. Therefore, no inter-segment sales or eliminations are shown. In computing each segment's identifiable assets, production facilities that are shared by more than one segment are allocated to each segment on an annual utilization basis.

All information presented for 1995 and 1994 has been restated for the following items:

1. Corporate governance costs, previously allocated to the businesses and regions, are now reported in Corporate.

2. The operations of certain developing businesses, previously reported in Performance Chemicals, are now reported in Polymers, Resins and Monomers and Plastics.

3. Corporate exploratory research, previously reported in Performance Chemicals and North America, is now reported in Corporate.

4. The operations of the Petroleum Chemicals business has been moved from Performance Chemicals to Polymers, Resins and Monomers.

----------------------------------------------------------------
(Millions of dollars)                    1996     1995     1994
----------------------------------------------------------------
Sales to customers
  Polymers, Resins and
    Monomers                           $2,023   $1,953   $1,816
  Performance Chemicals                   744      740      644
  Plastics                                701      693      635
  Agricultural Chemicals                  514      498      439
                                       =========================
Total                                  $3,982   $3,884   $3,534
----------------------------------------------------------------
Operating profit
  Polymers, Resins and
    Monomers                           $  332   $  272   $  288
  Performance Chemicals                   112      104       61
  Plastics                                 90       97       96
  Agricultural Chemicals                   93       87       66
                                       =========================
Total                                  $  627   $  560   $  511
----------------------------------------------------------------
Share of affiliate net earnings
  (losses)
  Polymers, Resins and
    Monomers                           $    2   $    2   $    2
  Plastics                                (14)       3       --
                                       =========================
Total                                  $  (12)  $    5   $    2
----------------------------------------------------------------
Identifiable assets at year end
  Polymers, Resins and
    Monomers                           $1,750   $1,733   $1,636
  Performance Chemicals                   811      847      878
  Plastics                                561      597      552
  Agricultural Chemicals                  425      391      380
                                       =========================
Total                                  $3,547   $3,568   $3,446
----------------------------------------------------------------
Investment in affiliates
  Polymers, Resins and
    Monomers                           $   43   $    7   $    6
  Plastics                                 38       53       46
                                       =========================
Total                                  $   81   $   60   $   52
----------------------------------------------------------------
Depreciation expense
  Polymers, Resins and
    Monomers                           $  130   $  122   $  110
  Performance Chemicals                    44       38       46
  Plastics                                 52       47       44
  Agricultural Chemicals                   21       21       17
  Corporate                                15       14       14
                                       =========================
Total                                  $  262   $  242   $  231
----------------------------------------------------------------
Capital additions
  Polymers, Resins and
    Monomers                           $  187   $  211   $  186
  Performance Chemicals                    50       81       47
  Plastics                                 58       71       53
  Agricultural Chemicals                   22       35       36
  Corporate                                17       19       17
                                       =========================
Total                                  $  334   $  417   $  339
----------------------------------------------------------------

In addition, the tables below provide information pertaining to the company's operations in different geographic areas, in accordance with SFAS No. 14. Transfers between geographic areas are accounted for at market prices.

----------------------------------------------------------------
(Millions of dollars)                    1996     1995     1994
----------------------------------------------------------------
Sales to customers
  United States                        $2,228   $2,168   $2,037
  Canada                                  122      112      107
  Europe                                  985      952      808
  Asia-Pacific                            453      483      421
  Latin America                           194      169      161
                                       =========================
Total                                  $3,982   $3,884   $3,534
----------------------------------------------------------------
Transfers between geographic areas
  United States                        $  429   $  337   $  269
  Canada                                   41       47       35
  Europe                                  154      116      180
  Asia-Pacific                              5       13        4
  Latin America                            27       26       26
  Adjustments and eliminations           (656)    (539)    (514)
                                       =========================
Total                                  $   --   $   --   $   --
----------------------------------------------------------------
Total sales
  United States                        $2,657   $2,505   $2,306
  Canada                                  163      159      142
  Europe                                1,139    1,068      988
  Asia-Pacific                            458      496      425
  Latin America                           221      195      187
  Adjustments and eliminations           (656)    (539)    (514)
                                       =========================
Total                                  $3,982   $3,884   $3,534
----------------------------------------------------------------
Operating profit (loss)
  United States                        $  549   $  421   $  361
  Canada                                    9       15        6
  Europe                                   72      115      143
  Asia-Pacific                             (2)      14       (3)
  Latin America                            --        3       (3)
  Adjustments and eliminations             (1)      (8)       7
                                       =========================
Total                                  $  627   $  560   $  511
----------------------------------------------------------------
Identifiable assets at year end
  United States                        $2,370   $2,383   $2,270
  Canada                                   47       52       54
  Europe                                  751      731      681
  Asia-Pacific                            438      468      469
  Latin America                           151      133      119
  Adjustments and eliminations           (210)    (199)    (147)
                                       =========================
Total                                  $3,547   $3,568   $3,446
----------------------------------------------------------------

United States export sales to customers were $230 million in 1996, $206 million in 1995 and $188 million in 1994.

Total operating profit and total identifiable assets for both the segment and geographic results are reconciled below to consolidated earnings before income taxes and consolidated total assets. General corporate expense represents interest income earned by general corporate assets, offset by the portion of total expenses incurred at corporate headquarters that do not relate directly to the operations of any geographic area or industry segment. General corporate assets primarily include cash and cash equivalents, advances to unconsolidated subsidiaries and affiliates and capitalized interest. Corporate capital additions include capitalized interest cost. The reconciliation of operating profits and identifiable assets to consolidated totals is as follows:

----------------------------------------------------------------
(Millions of dollars)                    1996     1995     1994
----------------------------------------------------------------
Total operating profit                 $  627   $  560   $  511
Interest expense                          (39)     (39)     (46)
General corporate expense                 (46)     (85)     (60)
Share of affiliate net earnings
  (losses)                                (12)       5        2
                                       =========================
Earnings before income taxes           $  530   $  441   $  407
----------------------------------------------------------------
Identifiable assets at year end        $3,547   $3,568   $3,446
General corporate assets                  305      288      363
Investment in affiliates                   81       60       52
                                       =========================
Total assets at year end               $3,933   $3,916   $3,861
----------------------------------------------------------------

The data presented above differ in certain ways from the company's results by business group and customer location presented on page 23. The customer location data on page 23 reflect the company's major marketing profit centers relative to customer location, while the above data are categorized by the geographic location from which the goods were shipped. The charge in 1995 related to the Whitmoyer waste site was included in Corporate for management purposes and for this footnote since it was related to a previously discontinued business. Other differences include the manner of directly assigning or allocating certain parts of research expense, interest income and expense, other income and expense and equity in affiliates. In addition, the earnings data on page 23 are on an after-tax basis.

NOTE 7: PENSION PLANS

The company has noncontributory pension plans which provide defined benefits to domestic and non-U.S. employees meeting age and length of service requirements. The following disclosures include amounts for both the U.S. and significant foreign pension plans. Pension cost determined in accordance with plan provisions is presented below:

----------------------------------------------------------------
(Millions of dollars)                    1996     1995     1994
----------------------------------------------------------------
Pension cost                           $   (7)  $  (13)  $  (14)
Pension benefit payments                   76       68       77
----------------------------------------------------------------

The negative pension cost primarily reflects recognition of favorable investment experience as stipulated by SFAS No. 87. The pension benefit payments in all three years included payments related to voluntary early retirement incentives and a severance benefit program.

Pension cost includes the following components:

----------------------------------------------------------------------------
(Millions of dollars)                     1996          1995           1994
----------------------------------------------------------------------------
Service cost -- benefits earned
  during the year                        $ 38           $ 32           $ 36
Interest cost on projected
  benefit obligation                       60             57             56
Return on plan assets
    -- actual                   $ (156)        $ (253)        $    9
    -- less deferred                60            163           (103)
                                ======         ======         ======
                                          (96)           (90)           (94)
Other amortization, net                     2             (1)            --
Amortization of net gain
  existing at adoption of
  SFAS No. 87                             (11)           (11)           (12)
                                         ====           ====           ====
Net pension cost                         $ (7)          $(13)          $(14)
----------------------------------------------------------------------------

The early retirement and severance benefit programs resulted in a pre-tax gain of $2 million in 1996 and $1 million in 1995, as settlement gains from retirees electing lump-sum distributions exceeded the cost of the special termination benefits.

The funded status of these plans at year end was as follows:

----------------------------------------------------------------
(Millions of dollars)                         1996         1995
----------------------------------------------------------------
Actuarial present value of plan benefits
  Vested                                    $  666       $  625
  Nonvested                                     --           --
                                            ====================
Accumulated benefit obligation                 666          625
Effect of projected future
  compensation increase                        241          237
                                            ====================
Projected benefit obligation                   907          862
Plan assets at market value                  1,306        1,236
                                            ====================
Plan assets in excess of projected
  benefit obligation                           399          374
Unrecognized net gain existing at
  adoption of SFAS No. 87                      (54)         (67)
Other unrecognized net gain                   (219)        (177)
                                            ====================
Prepaid pension cost                        $  126       $  130
----------------------------------------------------------------

Net assets of the pension trusts, which primarily consist of common stocks and debt securities, were measured at market value. For U.S. plans, the assumed long-term rate of return on trust assets was 8.5% in 1996 and 1995. Pension benefit obligations were determined from actuarial valuations using an assumed discount rate of 7% at December 31, 1996, and 1995, and an assumed long-term rate of compensation increase of 5% in 1996 and 1995. Non-U.S. plans assumed an average rate of return on trust assets of 9.0% in 1996 and 1995, an average discount rate for pension benefit obligations of 8.3% in 1996 and 8.5% in 1995, and an average long-term rate of compensation increase of 6.1% in 1996 and 6.4% in 1995. The company transferred excess pension plan assets of $13 million in 1996 and $12 million in 1995 to fund retiree medical expenses as allowed by U.S. tax regulations.

The company has a noncontributory, unfunded pension plan which provides supplemental defined benefits to U.S. employees whose benefits under the qualified pension plan are limited by the Employee Retirement Security Act of 1974 and the Internal Revenue Code. These employees must meet age and length of service requirements. Pension cost determined in accordance with plan provisions was $7 million in 1996 and $6 million in 1995 and 1994. Pension benefit payments for this plan were $5 million in 1996 and $3 million in 1995 and 1994.

In 1995, the company established a nonqualified trust, referred to as a "rabbi" trust, to fund benefit payments under this pension plan. Trust assets are subject to creditor claims under certain conditions and are not the property of employees. Therefore, they are accounted for as corporate assets and are classified as other non-current assets. Assets held in trust at December 31, 1996, totaled $21 million.

The status of this plan at year end was as follows:

----------------------------------------------------------------
(Millions of dollars)                         1996         1995
----------------------------------------------------------------
Actuarial present value of plan benefits
  Vested                                      $ 51         $ 51
  Nonvested                                     --           --
                                              ==================
Accumulated benefit obligation                  51           51
Effect of projected future
  compensation increase                          2            1
                                              ==================
Projected benefit obligation                    53           52
Unrecognized net loss existing at
  adoption of SFAS No. 87                       (1)          (1)
Other unrecognized loss                        (22)         (22)
Adjusted minimum liability                      21           22
                                              ==================
Accrued pension benefit obligation            $ 51         $ 51
----------------------------------------------------------------

Pension benefit obligations were determined from actuarial valuations using an assumed discount rate of 7% at December 31, 1996, and 1995, and an assumed long-term rate of compensation increase of 5% in 1996 and 1995.

NOTE 8: EMPLOYEE BENEFITS

----------------------------------------------------------------
(Millions of dollars)                         1996         1995
----------------------------------------------------------------
Postretirement health care and life
  insurance benefits                          $319         $310
Postemployment benefits                         18           17
Unfunded supplemental pension
  plan (see Note 7)                             48           48
Unfunded foreign pension liabilities            20           19
                                              ==================
Total                                         $405         $394
----------------------------------------------------------------

The company provides health care and life insurance benefits for substantially all of its domestic retired employees, for which the company is self-insured. In general, employees who have at least 15 years of service and are 60 years of age are eligible for continuing health and life insurance coverage. Retirees contribute toward the cost of such coverage.

The status of the plans at year end was as follows:

----------------------------------------------------------------
(Millions of dollars)                         1996         1995
----------------------------------------------------------------
Accumulated postretirement benefit obligation
  Retirees                                    $175         $174
  Fully eligible active plan participants       43           93
  Other active plan participants                85           56
                                              ==================
Total accumulated postretirement benefit
  obligation                                   303          323
  Unrecognized prior service cost               11           10
  Unrecognized gains (losses)                   20           (7)
                                              ==================
Total accrued postretirement benefit
  obligation                                  $334         $326
----------------------------------------------------------------

The accrued postretirement benefit obligation is recorded in "accrued liabilities" (current) and "employee benefits" (non-current).

Net periodic postretirement benefit cost includes the following components:

----------------------------------------------------------------
(Millions of dollars)                    1996     1995     1994
----------------------------------------------------------------
Service cost of benefits earned          $  5     $  4     $  6
Interest cost on accumulated
  postretirement benefit
  obligation                               20       22       24
Net amortization                           (1)      (1)       2
                                         =======================
Net periodic postretirement
  benefit cost                           $ 24     $ 25     $ 32
----------------------------------------------------------------

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

A one percentage point increase in the annual health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately $5 million, with an immaterial effect on annual postretirement benefit cost. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 7% at December 31, 1996, and 1995.

NOTE 9: ACCOUNTS RECEIVABLE, NET

----------------------------------------------------------------
(Millions of dollars)                         1996         1995
----------------------------------------------------------------
Customers                                     $699         $661
Unconsolidated subsidiaries and affiliates      37           25
Employees                                        7            7
Probable insurance recoveries for
  environmental remediation                     48           24
Other                                           64           51
                                              ==================
                                               855          768
Less allowance for losses                       14           12
                                              ==================
Total                                         $841         $756
----------------------------------------------------------------

The $24 million of probable insurance recoveries for environmental remediation at December 31, 1995 were collected in January 1996. The $48 million outstanding at December 31, 1996 will be collected in 1997.

NOTE 10: INVENTORIES

----------------------------------------------------------------
(Millions of dollars)                         1996         1995
----------------------------------------------------------------
Finished products and work in process         $375         $377
Raw materials                                   55           61
Supplies                                        53           66
                                              ==================
Total                                         $483         $504
----------------------------------------------------------------

Beginning inventories used in determining 1996 and 1995 cost of goods sold were $504 million and $487 million, respectively. Inventories amounting to $440 million and $449 million were valued using the LIFO method at December 31, 1996, and 1995, respectively. The excess of current cost over the stated amount for inventories valued under the LIFO method approximated $135 million and $153 million at December 31, 1996, and 1995, respectively. Liquidation of prior years' LIFO inventory layers in 1996 and 1995 did not materially affect cost of goods sold in either year.

NOTE 11: PREPAID EXPENSES AND OTHER ASSETS

----------------------------------------------------------------
(Millions of dollars)                         1996         1995
----------------------------------------------------------------
Prepaid expenses                              $ 24         $ 35
Deferred tax benefits                           86           74
Notes receivable                                 1            2
Other current assets                            10            7
                                              ==================
Total                                         $121         $118
----------------------------------------------------------------

NOTE 12: LAND, BUILDINGS AND EQUIPMENT, NET

----------------------------------------------------------------
(Millions of dollars)                         1996         1995
----------------------------------------------------------------
Land                                        $   49       $   53
Buildings and improvements                     790          741
Machinery and equipment                      3,113        2,917
Capitalized interest cost                      209          194
Construction                                   166          253
                                            ====================
                                             4,327        4,158
Less accumulated depreciation                2,261        2,110
                                            ====================
Total                                       $2,066       $2,048
----------------------------------------------------------------

The principal lives (in years) used in determining depreciation rates of various assets are: buildings and improvements (10-50); machinery and equipment (5-20); automobiles, trucks and tank cars (3-10); furniture and fixtures, laboratory equipment and other assets (5-10).

Gross book values of assets depreciated by accelerated methods totaled $1,120 million and $1,176 million at December 31, 1996, and 1995, respectively. Assets depreciated by the straight-line method totaled $2,992 million and $2,676 million at December 31, 1996, and 1995, respectively.

In 1996, 1995 and 1994 respectively, interest costs of $15 million, $18 million and $14 million were capitalized and added to the gross book value of land, buildings and equipment. Amortization of such capitalized costs included in depreciation expense was $14 million in 1996, $13 million in 1995 and $12 million in 1994.

NOTE 13: OTHER ASSETS, NET

----------------------------------------------------------------
(Millions of dollars)                         1996         1995
----------------------------------------------------------------
Prepaid pension costs                         $126         $130
Goodwill                                       100          100
Patents, trademarks, etc.                       54           53
Probable insurance recoveries for
  environmental remediation                     --           48
Rabbi trust assets (see Note 7)                 21           11
Deferred tax benefits                            4            9
Other noncurrent assets                         21           24
                                              ==================
                                               326          375
Less accumulated amortization
  of intangible assets                          42           36
                                              ==================
Total                                         $284         $339
----------------------------------------------------------------


Note 14: Notes Payable

----------------------------------------------------------------
(Millions of dollars)                         1996         1995
----------------------------------------------------------------
Short-term borrowings                         $123         $ 51
Current portion of long-term debt               22           39
                                              ==================
Total                                         $145         $ 90
----------------------------------------------------------------

Short-term borrowings include commercial paper and bank debt owed by foreign subsidiaries. The weighted-average interest rate of short-term borrowings was 6.2% and 5.0% at December 31, 1996 and 1995, respectively.

The company has revolving credit agreements totaling $250 million which expire in 1999. These agreements, which carry various interest rates and fees, are available to support commercial paper borrowings. Several permit foreign subsidiaries to borrow local currencies and Eurocurrencies. At December 31, 1996, $48 million was outstanding under these agreements.

NOTE 15: LONG-TERM DEBT

----------------------------------------------------------------
(Millions of dollars)                         1996         1995
----------------------------------------------------------------
9.80% notes due 2020                          $150         $150
9.875% notes due 2000                          100          100
9.375% debentures due 2019
  (callable 1999 at 104.7%)                    100          100
9.50% notes due 2021
  (callable 2002 at 104.8%)                     75           75
3.85%-5.98% notes (yen denominated)
  due 1998 to 2008                              47           63
6.60% obligation due through 2012
  (callable 1997 at 102.6%)                     50           51
5.67% notes due 1998                            30           30
6.92% note due annually through 1997            --           11
7.81%-8.27% notes due through 1998               5           10
11.75% note (sterling denominated)
  due annually to 1997                          --            1
Other                                            5           15
                                              ==================
Total                                         $562         $606
----------------------------------------------------------------

The various loan agreements contain certain restrictions with respect to tangible net worth and maintenance of working capital. There are no restrictions on the payment of dividends

Total cash used for the payment of interest expense, net of amounts capitalized, was $39 million, $42 million and $45 million in 1996, 1995 and 1994, respectively.

Long-term debt maturing in the next five years is:

----------------------------------------------------------------
(Millions of dollars)
----------------------------------------------------------------
1997                    $22      2000                    $111
1998                     49      2001                      13
1999                      6
----------------------------------------------------------------

NOTE 16: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

----------------------------------------------------------------
(Millions of dollars)                         1996         1995
----------------------------------------------------------------
Trade payables                                $319         $313
Payables due to unconsolidated subsidiaries
  and affiliates                                13           20
Salaries and wages                              71           71
Taxes, other than income taxes                  50           29
Interest                                        13           13
Employee benefits                               22           24
Reserves for environmental
  remediation                                   28           54
Reserves for plant shutdowns                     8            8
Sales incentive programs                        42           34
Other                                          103          100
                                              ==================
Total                                         $669         $666
----------------------------------------------------------------

NOTE 17: OTHER LIABILITIES

----------------------------------------------------------------
(Millions of dollars)                         1996         1995
----------------------------------------------------------------
Reserves for environmental remediation        $111         $116
Reserves for plant shutdowns                     6           11
Other                                           24           17
                                              ==================
Total                                         $141         $144
----------------------------------------------------------------

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

Dividends paid on ESOP shares, used as a source of funds for meeting the ESOP financing obligation, were $10 million in 1996 and 1995. These dividends were recorded net of the related U.S. tax benefit. The number of ESOP shares not allocated to plan members at December 31, 1996, and 1995 were 4.9 million and 5.1 million, respectively.

The company recorded compensation expense of $6 million in 1996, $5 million in 1995 and $7 million in 1994 for ESOP shares allocated to plan members. The company expects to record annual compensation expense at approximately this level over the next 24 years as the remaining $145 million of ESOP shares are allocated. The allocation of shares from the ESOP is expected to fund a substantial portion of the company's future obligation to match employees savings plan contributions as the market price of Rohm and Haas stock appreciates.

Purchases of treasury stock in 1996 totaled 4,430,971 shares, compared with 515,138 and 123,345 shares in 1995 and 1994, respectively. In September 1996, the company completed the repurchase of 3.5 million shares of common stock and received board approval on October 15, 1996, for a second buyback program of another 3.5 million shares.

NOTE 19: STOCK COMPENSATION PLANS

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which became effective in 1996. The statement encourages the fair value based method which recognizes compensation expense equal to the fair value of the stock-based compensation at the date of the grant. As an alternative, the statement allows companies to continue to apply APB Opinion No. 25 and related Interpretations, which for certain types of stock-based compensation, does not result in a charge to earnings.

The company has elected to continue to apply the provisions of APB Opinion No. 25. Accordingly, no compensation expense has been recognized for the fixed stock option plans. For restricted stock awards, compensation expense equal to the fair value of the stock on the date of the grant is recognized over the five-year vesting period.
Total compensation expense for restricted stock was $1 million in each of the years ended December 31, 1996, 1995 and 1994. Had compensation expense for the company's fixed stock option plans been determined in accordance with SFAS No. 123, the company's net earnings would have been reduced to $361 million in 1996and $291 million in 1995. Earnings per common share would have been reduced to $5.41 and $4.20 in 1996, and 1995, respectively.

RESTRICTED STOCK PLAN OF 1992 FOR NON-EMPLOYEE DIRECTORS

Non-employee directors were given an initial grant of common stock equal to $25,000 when they were first elected to the board and every fifth year thereafter. The shares vest 20% for each year of service. The plan covers an aggregate 50,000 shares of common stock. In 1996, 419 shares with a total value of $24,983 were issued in connection with the election of a new member to the board. No such grants were made in 1995.

Non-employee directors could also elect to receive their board and committee retainers in restricted stock. These shares are immediately vested. In 1996 and 1995, 1,413 shares at a weighted-average grant-date fair value of $64.88 and 920 shares at a weighted-average grant-date fair value of $56.25 per share, respectively, were granted in payment of board and committee retainers.

NON-EMPLOYEE DIRECTORS' STOCK PLAN OF 1997

Non-employee directors compensation was changed effective January 1, 1997. No further shares will be issued under the Restricted Stock Plan of 1992 for Non-Employee Directors. Under the 1997 Non-Employee Directors Stock Plan, directors will receive half of their annual retainer in deferred stock. Each share of deferred stock represents the right to receive one share of company common stock upon leaving the board. Directors may also elect to defer all or part of their cash compensation into deferred stock. Annual compensation expense will be recorded equal to the number of deferred stock shares awarded multiplied by the market value of the company's common stock on the date of award. Additionally, directors will receive dividend equivalents on each share of deferred stock, payable in deferred stock, equal to the dividend paid on a share of common stock.

RESTRICTED STOCK PLAN OF 1992

Under this plan, executives are paid some or all of their bonuses in shares of restricted stock instead of cash. The shares vest after 5 years. The plan covers an aggregate 150,000 shares of common stock. Shares of restricted stock issued in 1996 totaled 8,854 at a weighted-average grant-date fair value of $69.94 per share. In 1995, 15,272 shares of restricted stock were granted at a weighted-average grant-date fair value of $56.13 per share.

FIXED STOCK OPTION PLANS

The company has granted stock options to key employees under its Stock Option Plans of 1984 and 1992. Options granted pursuant to the plans are priced at the fair market value of the common stock on the date of the grant. Options vest after one year and expire 10 years from the date of grant. The Stock Option Plan of 1992, as amended in 1994, limits the number of options that can be granted to any one individual within a five-year period to 100,000 shares. Under this plan, the company may grant options for up to 2.5 million shares of common stock. The status of the company's stock options is presented below:

-----------------------------------------------------------------------------
                           1996               1995               1994
                    ---------------------------------------------------------
                             Weighted-          Weighted-          Weighted-
                              Average            Average            Average
                    Shares   Exercise  Shares   Exercise  Shares   Exercise
                      (000)     Price    (000)     Price    (000)     Price
                    ---------------------------------------------------------
Outstanding at
  beginning
  of year              777     $45.53     749     $41.84     763     $38.22
Granted                201      64.30     139      56.24     101      58.92
Cancelled               (2)     64.44      --         --      --         --
Exercised             (215)     38.28    (111)     33.97    (115)     32.87
                       ===                ===                ===
Outstanding at
  end of year          761      52.48     777      45.53     749      41.84
                       ===                ===                ===
Options exercisable
  at year-end          562      48.30     638      43.21     648      39.17
Weighted-average
  fair value of
  options granted
  during the year      $16.67             $14.95
------------------------------------------------------------------------------

The Black-Scholes option pricing model was used to estimate the fair value for each grant made during the year. The following are the weighted-average assumptions used for all shares granted in the years indicated:

----------------------------------------------------------------
                                              1996         1995
----------------------------------------------------------------
Dividend yield                                2.59%        2.45%
Volatility                                   21.52        23.26
Risk-free interest rate                       5.69         5.52
Time to exercise                           7 years      7 years
----------------------------------------------------------------

The following table summarizes information about stock options outstanding and exercisable at December 31, 1996:

------------------------------------------------------------------------------
                       Options Outstanding            Options Exercisable
            ------------------------------------------------------------------
Range                      Weighted-    Weighted-                   Weighted-
of             Number       Average      Average      Number         Average
Exercise    Outstanding    Remaining    Exercise    Exercisable     Exercise
Prices         (000s)        Life         Price        (000s)         Price
------------------------------------------------------------------------------
$32 to $36      154        3.1 years     $34.66         154          $34.66
 42 to  55      188        5.5            48.86         188           48.86
 56 to  64      419        6.2            60.65         220           57.36
                ===                                     ===
                761                                     562
                ===                                     ===
------------------------------------------------------------------------------

NOTE 20: LEASES

The company leases certain properties and equipment usedin its operations, primarily under operating leases. Most lease agreements require minimum lease payments plus a contingent rental based on equipment usage and escalation factors. Total net rental expense incurred under operating leases amounted to $63 million in 1996, $81 million in 1995 and $63 million in 1994.

Total future minimum lease payments under the terms of non-cancellable operating leases are as follows:

----------------------------------------------------------------
(Millions of dollars)
----------------------------------------------------------------
1997                    $35      2001                     $10
1998                     25      2002-2006                 37
1999                     20      After 2006                27
2000                     11
----------------------------------------------------------------

The leases meeting the criteria for capitalization set forth in SFAS No. 13 have been classified and accounted for as capital leases. Land, building and equipment, net of accumulated depreciation, included $1 million and $3 million at December 31, 1996 and 1995, respectively, for assets recorded under capitalized leases. The related obligations for these leases are included in notes payable and long-term debt, which totaled $1 million and $2 million at December 31, 1996 and 1995, respectively.

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

The company is a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's (EPA) Superfund priority list. The company also is involved in corrective actions at some of its manufacturing facilities. Accruals for expected future remediation costs are in accordance with the provisions of SFAS No. 5, "Accounting For Contingencies," which requires an accrual to be recorded when it is probable a liability has been incurred and costs are reasonably estimable. The company considers a broad range of information when determining the amount of the accrual, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for this or similar sites, the liability of other parties, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are updated quarterly as additional technical and legal information becomes available. Major sites for which reserves have been provided are: the non-company-owned Lipari, Woodland and Kramer sites in New Jersey, Whitmoyer in Pennsylvania and company-owned sites in Bristol and Philadelphia, Pennsylvania and in Houston, Texas. In addition, the company has provided for future costs at approximately 80 other sites where it has been identified as potentially responsible for cleanup costs and, in some cases, damages for alleged personal injury or property damage.

The amounts charged to earnings before tax for environmental remediation were $27 million, $45 million and $31 million in 1996, 1995 and 1994, respectively. The charge in 1995 included $26 million for additional potential liability related to the cleanup of the Whitmoyer waste site as a result of an adverse court ruling in that year. The company appealed that ruling and during 1996, the United States Court of Appeals for the Third Circuit ruled in the company's favor by reversing the 1995 judgmentof the Federal District Court regarding indemnification of SmithKline Beecham (SKB) for cleanup of the Whitmoyer site. As a result of this ruling, the District Court will determine the equitable apportionment of costs between the two companies for cleanup of contamination that occurred prior to either company's ownership of the site. Rohm and Haas and SKB have agreed to an interim cost sharing arrangement; however, the company will not make any adjustment to its environmental remediation reserves until a final ruling is received.
The 1994 charge included $14 million related to the company-owned
Bristol site.

The reserves for remediation were $139 million and $170 million at December 31, 1996, and 1995, respectively, and are recorded as "other liabilities" (current and long-term). Probable insurance recoveries were $48 million at December 31, 1996 and $72 million at December 31, 1995. The reduction in 1996 was due to collections from certain insurance carriers regarding the company's claims for environmental remediation costs and related legal expenses. Late in 1996 and early 1997, the company negotiated settlements with additional insurers totaling $61 million; $56 million will be collected in 1997 and $5 million will be collected in 1998 and 1999. The excess of the settlements over the probable insurance recovery asset of $48 million will be recognized as in come. Other insurance carriers have denied coverage in most cases and the company has initiated legal action in New Jersey and Pennsylvania. The trial in Pennsylvania started January 22, 1997, and the company is hopeful of receiving additional recoveries.

In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies related to environmental matters of approximately $65 million at December 31, 1996, compared to $70 million at December 31, 1995. Further, the company anticipates that additional future environmental remediation may be required, but these loss contingencies are not reasonably estimable at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the alternative methods of remediation and the range of cost associated with those alternatives. The company believes that these matters, when ulti-mately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position or consolidated cash flows of the company, but could have a material adverse effect on consolidated results of operations in any given year.

In 1995, a lawsuit was filed against the company and other defendants, seeking class action certification for property damage, personal injury and medical monitoring allegedly related to contamination of the Lipari landfill, nearby streams and Lake Alcyon in Pitman, New Jersey. In 1996, the plaintiffs dismissed the property damage claims. The company believes it has substantial defenses to this lawsuit; it is too early to determine what financial impact, if any, it may have.

Capital spending for new environmental protection equipment was $32 million in 1996. Spending for 1997 and 1998 is expected to be approximately $22 million and $19 million, respectively. Capital expenditures in this category include projects whose primary purpose is pollution control and safety, as well as environmental aspects of projects which are intended primarily to improve operations or increase plant efficiency. The company expects future capital spending for environmental protection equipment to be consistent with prior-year spending patterns. Capital spending does not include the cost of environmental remediation of waste disposal sites.

Cash expenditures for waste disposal site remediation were $58 million in 1996, $51 million in 1995 and $46 million in 1994. The expenditures for remediation are charged against accrued remediation reserves. The cost of operating and maintaining environmental facilities was $104 million, $96 million and $107 million in 1996, 1995 and 1994, respectively, and was charged against current-year earnings.

(b) Other

The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. The company is also a subject of an investigation by U.S. Customs into the labeling of some products imported into the U.S. from some of the company's non-U.S. locations. Recognizing the amounts reserved for such items and the uncertainty of the ultimate outcomes, it is the company's opinion that the resolution of all pending lawsuits, investigations and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

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

At December 31, 1996, construction commitments totaled approximately
$56 million.

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


We have audited the accompanying consolidated balance sheets of Rohm and Haas Company and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rohm and Haas Company and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP
    February 24, 1997

ROHM AND HAAS COMPANY AND SUBSIDIARIES
ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(Millions of dollars, except
per-share amounts)             1996      1995       1994     1993     1992     1991     1990     1989     1988     1987     1986
---------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                   $ 3,982   $ 3,884   $  3,534  $ 3,269  $ 3,063  $ 2,763  $ 2,824  $ 2,661  $ 2,535  $ 2,203  $ 2,067
Cost of goods sold            2,587     2,551      2,267    2,174    2,014    1,861    1,894    1,820    1,646    1,430    1,346
                            -----------------------------------------------------------------------------------------------------
Gross profit                  1,395     1,333      1,267    1,095    1,049      902      930      841      889      773      721
Selling and administrative
  expense                       631       616        591      590      549      470      454      401      381      335      320
Research and development
  expense                       187       194        201      205      199      183      178      175      156      142      133
Interest expense                 39        39         46       41       53       48       37       39       32       31       36
Other expense (income), net       8        43         22       65      (13)     (39)     (52)     (25)     (26)     (38)      13
                            -----------------------------------------------------------------------------------------------------
Earnings before income taxes    530       441        407      194      261      240      313      251      346      303      219
Income taxes                    167       149        143       68       87       77      106       75      116      108       81
                            -----------------------------------------------------------------------------------------------------
EARNINGS BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING
  CHANGES                   $   363   $   292    $   264  $   126  $   174  $   163  $   207  $   176  $   230  $   195  $   138
CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES             --        --         --      (19)    (179)      --       --       --       --       --       --
NET EARNINGS (LOSS)         $   363   $   292    $   264  $   107  $    (5) $   163  $   207  $   176  $   230  $   195  $   138
---------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)
  APPLICABLE TO COMMON
  SHAREHOLDERS              $   356   $   285    $   257  $    99  $   (11) $   157  $   207  $   176  $   230  $   195  $   138
---------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER COMMON
  SHARE BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING
  CHANGES                   $  5.45   $  4.22    $  3.79  $  1.74  $  2.53  $  2.45  $  3.10  $  2.65  $  3.46  $  2.85  $  2.01
---------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER
  COMMON SHARE              $  1.72   $  1.56    $  1.44  $  1.36  $  1.28  $  1.24  $  1.22  $  1.16  $  1.02  $   .86  $   .78
---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION--YEAR END
---------------------------------------------------------------------------------------------------------------------------------
  Working capital           $   570   $   593    $   508  $   499  $   533  $   606  $   424  $   434  $   485  $   486  $   507
  Gross fixed assets          4,327     4,158      3,969    3,696    3,470    3,015    2,770    2,396    2,062    1,754    1,627
  Total assets                3,933     3,916      3,861    3,524    3,517    2,897    2,702    2,455    2,242    1,954    1,842
  Long-term debt                562       606        629      690      699      718      598      359      288      258      278
  Stockholders' equity        1,728     1,781      1,620    1,441    1,428    1,235    1,137    1,311    1,207    1,053    1,002
FINANCIAL RATIOS
---------------------------------------------------------------------------------------------------------------------------------
  As a percent of sales
    Gross profit               35.0%     34.3%      35.9%    33.5%    34.2%    32.6%    32.9%    31.6%    35.1%    35.1%    34.9%
    Selling, administrative
      and research expense     20.5      20.9       22.4     24.3     24.4     23.6     22.4     21.6     21.2     21.7     21.9
    Earnings before cumulative
      effect of accounting
      changes                   9.1       7.5        7.5      3.9      5.7      5.9      7.3      6.6      9.1      8.9      6.7
  Debt-to-equity ratio at
    year end*                  37.5%     36.0%      44.3%    48.2%    50.1%    50.0%    48.0%    40.5%    37.6%    34.7%    38.7%
  Return on common
    stockholders' equity*+     20.1%     16.6%      16.5%     8.1%    11.4%    11.2%    15.2%    14.0%    20.4%    19.0%    14.3%
  Ten-year compound growth rate
    Sales                       6.8%      6.6%       5.6%     5.7%     5.3%     3.9%     5.1%     5.3%     7.3%     7.0%     7.4%
    Earnings per common share
      before cumulative effect
      of accounting changes    10.5       7.7        5.4     (0.9)     8.6      7.4      9.9      7.1     17.0     19.0     13.4
    Cash dividends per
      common share              8.2       8.3        9.1     10.5     10.5     11.2     13.0     14.9     16.1     15.1     14.0
GENERAL
---------------------------------------------------------------------------------------------------------------------------------
  FOR THE YEAR
    Volume of shipments,
      millions of units       4,725     4,473      4,549    4,214    3,750    3,267    3,336    3,259    3,143    2,808    2,619
    Additions to land,
      buildings and
      equipment             $   334   $   417    $   339  $   382  $   283  $   265  $   412  $   385  $   338  $   222  $   179
    Depreciation                262       242        231      226      203      183      159      150      128      112      103
    Cash dividends              116       109        102       97       88       80       79       77       67       59       54
    Wages and salaries      $   627   $   625    $   632  $   616  $   589  $   540  $   520  $   481  $   457  $   420  $   390
    Common stock price
      High                  $82-1/2   $64-7/8    $68-1/2  $62      $59-5/8  $48-1/2  $37      $37-1/2  $37-1/2  $53-1/4  $38-3/4
      Low                    51-1/8    49-1/2     53-1/4   47-1/4   42-3/4   32-3/4   24-1/4   31       28       24       23-7/8
      Year-end close         81-5/8    64-3/8     57-1/8   59-1/2   53-1/2   43-1/2   34-7/8   34-3/4   34-3/8   31-5/8   34-7/8
    Average number of
      shares outstanding
      in thousands           65,374    67,522     67,707   67,619   66,396   64,103   66,218   66,593   66,561   68,578   68,963
  AT YEAR END
    Number of registered
      common stockholders     4,492     4,721      4,907    5,120    5,653    5,796    6,088    5,816    5,695    5,864    5,540
    Number of employees      11,633    11,670     12,211   12,985   13,619   12,872   12,920   13,040   12,444   12,021   11,972
---------------------------------------------------------------------------------------------------------------------------------

*Excluding ESOP adjustment and including common stock that was to be purchased in 1995
+Earnings excluding cumulative effect of accounting changes
See accompanying notes on page 56.
See 1996, 1995 and 1994 results in Management Discussion and Analysis on pages 22 to 31.


54           <------         TABLE SPANS FOLIOS        ------>              55

NOTES

A. The 1996 earnings included a net gain of 6 cents per common share from non-recurring items. This is the net effect of a 15 cent per common share gain related to retroactive tax credits on sales outside of the United States and a charge of 9 cents per common share for charges for restructuring operations in Japan, a plant writedown in the United States, a gain from a land sale in Japan, and restructuring costs associated with the AtoHaas joint venture in Europe.

B. Results in 1995 were reduced by a charge of 25 cents per common share for additional potential liability related to the cleanup of the Whitmoyer waste site in Myerstown, Pennsylvania.

C. Earnings in 1993 included charges of 47 cents per common share for remediation of property near the Lipari landfill, 24 cents per common share for cancelling construction of a plastics manufacturing facility in England and 27 cents per common share for the writedown of the imidized plastics production line in Kentucky. Results also included a gain of 16 cents per common share for the sale of Supelco, Inc.

D. Effective January 1, 1993, the company adopted a new accounting standard for postemployment benefits. The cumulative effect of the change as of the adoption date was a charge of 28 cents per common share. The impact on 1993 earnings was an after-tax charge of 1 cent per common share.

E. Results in 1992 included a 56 cents-per-common-share charge for the estimated costs of downsizing a manufacturing site in Philadelphia.

F. Effective January 1, 1992, the company adopted new accounting standards for postretirement benefits and income taxes. The cumulative effect of these accounting changes as of the adoption date was a charge of $2.69 per common share. The impact on 1992 results was an after-tax charge of 11 cents per common share.

Shareholder Information
---------------------------------------------------------------------------

1997 ANNUAL MEETING

The 1997 Annual Meeting of Shareholders will be held at WHYY
Studios, Independence Mall West, 150 N. Sixth Street, Philadelphia, Pennsylvania, at 10:30 a.m. on Monday, May 5th. Formal notice of the meeting, the proxy statement and form of proxy will be mailed on March 21, 1997.


FORM 10-K REPORT

A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K will be provided upon request to the Public Relations Department, Rohm and Haas Company, 100 Independence Mall West, Philadelphia, Pennsylvania USA 19106-2399, (215) 592-3045.


STOCK EXCHANGE LISTING

Rohm and Haas Company stock trades on the New York Stock Exchange under the ROH symbol.


STOCK TRANSFER AGENT AND REGISTRAR
Wachovia Shareholder Services
Wachovia Bank of North Carolina, N.A.
P. O. Box 8217
Boston, Massachusetts USA 02266-8217
1-800-633-4236


INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
1600 Market Street
Philadelphia, Pennsylvania USA 19103
(215) 299-3100

Board of Directors

GEORGE B. BEITZEL
Retired Senior Vice President and Director,
International Business Machines Corporation
Mr. Beitzel, 68, has been a director since
1983.
Committees: 1, 5 (Chairman), 6, 7

DANIEL B. BURKE
Retired Chief Executive Officer, President, and Director, Capital Cities/ABC, Inc.
Mr. Burke, 68, has been a director since 1986.
Committees:  2, 4 (Chairman), 6, 7

EARL G. GRAVES
Chairman and Chief Executive Officer, Earl G.
Graves, Ltd.; Chairman and Chief Executive
Officer of Pepsi-Cola of Washington, D.C.,
L.P.; Publisher and Editor of Black
Enterprise Magazine; General Partner of EGOLI
Beverages (Pepsi-Cola S.A.)
Mr. Graves, 62, has been a director
since 1984.
Committees:  2, 4, 6, 7 (Chairman)

JAMES A. HENDERSON
Chairman, Chief Executive Officer and
Director, Cummins Engine Company, Inc.
Mr. Henderson, 62, has been a director since
1989.
Committees: 1, 5, 6, 7

JOHN H. MCARTHUR
George F. Baker Professor of Business
Administration Emeritus; Retired Dean,
Harvard Business School
Dr. McArthur, 62, has been a
director since 1977.
Committees:  1 (Chairman), 5, 6, 7

PAUL F. MILLER, JR.
Partner in Miller Associates
Mr. Miller, 69, has been a director since 1969.
Committees:  1, 3, 5, 6 (Chairman), 7

JORGE P. MONTOYA
Executive Vice President, The Procter &
Gamble Company;President, Procter & Gamble
Latin America
Mr. Montoya, 50, became a
director in 1996.
Committees:  2, 4, 6, 7

SANDRA O. MOOSE
Senior Vice President and Director, The
Boston Consulting Group, Inc.
Dr. Moose, 55, has been a
director since 1981.
Committees:  2 (Chairman), 3, 4, 6, 7

JOHN P. MULRONEY
President and Chief Operating Officer, Rohm and Haas Company
Mr. Mulroney, 61, has been a
director since 1982.
Committees:  2, 3, 7

GILBERT S. OMENN
Dean, School of Public Health and Community
Medicine, University of Washington, Seattle
Dr. Omenn, 55, has been a director since
1987.
Committees:  1, 5, 6, 7

RONALDO H. SCHMITZ
Member of the Board of Managing Directors of Deutsche Bank, AG; Chairman Deutsche Morgan
Grenfell
Dr. Schmitz, 58, has been a
director since 1992.
Committees:  1, 5, 6, 7

ALAN SCHRIESHEIM
Director Emeritus of Argonne National
Laboratory
Dr. Schriesheim, 67, has been a
director since 1989.
Committees:  2, 4, 6, 7

MARNA C. WHITTINGTON
Chief Operating Officer, Morgan Stanley Asset
Management Inc.
Dr. Whittington, 49, has
been a director since 1989.
Committees:  1, 3, 5, 6, 7

J. LAWRENCE WILSON
Chairman of the Board and Chief Executive
Officer, Rohm and Haas Company
Mr. Wilson, 61, has been a
director since 1977.
Committees:  3 (Chairman), 7


Board
Committees

-------------------------------
1      Audit
2      Corporate Responsibility
3      Executive
4      Executive Compensation
5      Finance
6      Nominating
7      Strategic Planning

CHAIRMAN'S COMMITTEE

[ID -- PHOTO]

From left to right:

J. LAWRENCE WILSON
Chairman and CEO

JOHN P. MULRONEY
President and COO

BASIL A. VASSILIOU
Vice President
Regional Director, Europe

CHARLES M. TATUM
Vice President
Business Unit Director,
Plastics Additives

RAJIV L. GUPTA
Vice President
Regional Director,
Asia-Pacific

J. MICHAEL FITZPATRICK
Vice President
Chief Technology Officer



 THE CHAIRMAN'S COMMITTEE IS RESPONSIBLE FOR OVERALL COMPANY STRATEGY,
   AND FOR ALLOCATING RESOURCES AMONG THE COMPANY'S TEN BUSINESSES.



OTHER OFFICERS
------------------------------------------------------------------------------

THOMAS L. ARCHIBALD
Vice President*
PAUL J. BADUINI
Vice President
ALBERT H. CAESAR
Vice President
A. WAYNE CARNEY
Vice President
PATRICK R. COLAU
Vice President
NANCE K. DICCIANI
Vice President
ROBERT M. DOWNING
Vice President
DAVID T. ESPENSHADE
Vice President
CARLOS A. ESTEVEZ
Vice President
J. GARY FISCHETTE
Vice President
MARISA L. GUERIN
Vice President
HOWARD C. LEVY
Vice President
PHILIP G. LEWIS
Vice President
FRED W. SHAFFER
Vice President
Chief Financial Officer
RICHARD C. SHIPLEY
Vice President
WILLIAM H. STAAS
Vice President
DAVID A. STITELY
Vice President
Chief Information Officer
JOHN F. TALUCCI
Vice President
ROBERT P. VOGEL
Vice President
General Counsel
WILLIAM C. ANDREWS
Controller
GAIL P. GRANOFF
Secretary
ANGUS F. SMITH
Treasurer
MARC S. ADLER
Assistant Secretary
STANLEY J. HARMER
Assistant Secretary


ENRIQUE F. MARTINEZ
------------------------------------------------------------------------
Enrique "Henry" Martinez, Vice President and Director of the Latin American region, retired from the company on July 31st. He was the major force in the development and success of the Latin American region. Henry guided operations there through the difficult years, and was the architect behind the tremendous earnings performance for the Latin American region in 1996.

Rohm and Haas Company Locations
------------------------------------------------------------------------
CORPORATE
HEADQUARTERS
Rohm and Haas Company
100 Independence Mall West
Philadelphia, Pennsylvania USA 19106-2399
(215) 592-3000
(Delaware Corporation)

SUBSIDIARIES
ATOHAAS AMERICAS INC.
Philadelphia, Pennsylvania USA
(51% owned)

ATOHAAS CANADA INC.
West Hill, Canada
(51% owned)

ATOHAAS DELAWARE INC.
Wilmington, Delaware USA

ATOHAAS FOREIGN
SALES CORPORATION
St. Thomas, U.S. Virgin Islands

ATOHAAS MEXICO INC.
Matamoros, Mexico
(51% owned)

BEIJING EASTERN ROHM AND
HAAS COMPANY, LIMITED
Beijing, China
(60% owned)

JAPAN ACRYLIC CHEMICAL
COMPANY, LTD.
Tokyo, Japan

MAQUILADORA GENERAL DE
MATAMOROS, S.A. DE C.V.
Matamoros, Mexico
(51% owned)

POLYTRIBO, INC.
Bristol, Pennsylvania USA
(60% owned)

P.T. ROHM AND HAAS
COMPANY INDONESIA
Jakarta, Indonesia

ROHM AND HAAS AUSTRALIA PTY. LTD.
Melbourne, Australia

ROHM AND HAAS (BERMUDA), LTD.
Hamilton, Bermuda

ROHM AND HAAS CANADA INC.
West Hill, Canada

ROHM AND HAAS CAPITAL CORPORATION
Wilmington, Delaware USA

ROHM AND HAAS CHEMICAL (THAILAND) LTD.
Bangkok, Thailand

ROHM AND HAAS CHINA, INC.
Hong Kong

ROHM AND HAAS COLOMBIA S.A.
Bogota, Colombia

ROHM AND HAAS CREDIT CORPORATION
Wilmington, Delaware USA

ROHM AND HAAS DEUTSCHLAND GMBH
Frankfurt, Germany

ROHM AND HAAS EQUITY CORPORATION
Wilmington, Delaware USA

ROHM AND HAAS ESPANA S.A.
Barcelona, Spain

ROHM AND HAAS FINANCE COMPANY
Wilmington, Delaware USA

ROHM AND HAAS FOREIGN SALES CORPORATION
St. Thomas, U.S. Virgin Islands

ROHM AND HAAS FRANCE S.A.
Paris, France

ROHM AND HAAS HOLDINGS LTD.
Hamilton, Bermuda

ROHM AND HAAS ITALIA S.R.L.
Milan, Italy

ROHM AND HAAS JAPAN K.K.
Tokyo, Japan

ROHM AND HAAS LATIN AMERICA, INC.
Philadelphia, Pennsylvania USA

ROHM AND HAAS MEXICO S.A. DE C.V.
Mexico City, Mexico

ROHM AND HAAS NEW ZEALAND LIMITED
Auckland, New Zealand

ROHM AND HAAS NORDISKA AB
Landskrona, Sweden

ROHM AND HAAS PERFORMANCE PLASTICS INC.
Wilmington, Delaware USA

ROHM AND HAAS PHILIPPINES, INC.
Manila, Philippines

ROHM AND HAAS QUIMICA LTDA.
Sao Paulo, Brazil

ROHM AND HAAS ROHMAX HOLDINGS INC.
Wilmington, Delaware USA

ROHM AND HAAS (SCOTLAND) LIMITED
Grangemouth, Scotland
(75% owned)

ROHM AND HAAS SINGAPORE (PTE.) LTD.
Singapore

ROHM AND HAAS SLOVENIA
Ljubljana, Slovenia
(51% owned)

ROHM AND HAAS TAIWAN INC.
Taipei, Taiwan

ROHM AND HAAS TEXAS INCORPORATED
Houston, Texas USA

ROHM AND HAAS (UK) LIMITED
Croydon, England

SHIPLEY COMPANY L.L.C.
Marlboro, Massachusetts USA

SHIPLEY EUROPE LIMITED
Coventry, England

SHIPLEY FAR EAST LIMITED
Tokyo, Japan


AFFILIATES

ATOHAAS B.V.
Haarlem, The Netherlands
(50% owned)

ATOHAAS EUROPE S.C.A.
Paris, France
(49% owned)

ATOHAAS HOLDING C.V.
Haarlem, The Netherlands
(50% owned)

KUREHA CHEMICALS (SINGAPORE) PTE. LTD.
Singapore
(25% owned)

NORSOHAAS S.A.
Villers-Saint-Paul, France
(50% owned)

ROHMAX ADDITIVES GMBH
Darmstadt, Germany
(50% owned)

ROHMID L.L.C.
Parsippany, New Jersey USA
(50% owned)

TOSOHAAS
Montgomeryville, Pennsylvania USA
(50% owned)


MANUFACTURING
LOCATIONS

AUSTRALIA:       Geelong
BRAZIL:          Jacarei; Sao Leopoldo
CANADA:          Morrisburg; West Hill
CHINA:           Beijing
COLOMBIA:        Barranquilla
ENGLAND:         Coventry; Jarrow
FRANCE:          Bernouville; Chauny;
                 Lauterbourg; Saint Avold;
                 Villers-Saint-Paul
GERMANY:         Darmstadt;
                 Stuttgart; Weiterstadt
ITALY:           Mozzanica; Rho
JAPAN:           Nagoya; Sasagami; Soma
MEXICO:          Apizaco; Matamoros
NETHERLANDS:     Leeuwarden
NEW ZEALAND:     Auckland
PHILIPPINES:     Las Pinas
SCOTLAND:        Grangemouth
SINGAPORE:       Singapore
SLOVENIA:        Ljubljana
SPAIN:           Tudela
SWEDEN:          Landskrona
TAIWAN:          Min-Hsiung
THAILAND:        Map Ta Phut
UNITED STATES:
California -     Hayward; LaMirada
Connecticut -    Kensington
Illinois -       Chicago Heights; Kankakee
Kentucky -       Louisville
Massachusetts -  Marlboro
North Carolina - Charlotte
Pennsylvania -   Bristol;
                 Montgomeryville;
                 Philadelphia
Tennessee -      Knoxville
Texas -          Bayport; Houston

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

COMPANY INFORMATION

    Internet World Wide Web users can access information about Rohm and Haas at the following Web address:http://www.rohmhaas.com

General information brochures about Rohm and Haas Company and about its safety, health and environmental policies also are available upon request to the Public Relations Department, Rohm and Haas Company, 100 Independence Mall West, Philadelphia, Pennsylvania, 19106-2399, (215) 592-3045.

TRADEMARKS

Confirm, Dimension, Dithane, Goal, Greatam, Indar, Kathon,
Mimic, Primene, Pulsor, Ropaque, Sea-Nine, Systhane and
Visor are trademarks of Rohm and Haas Company.

Mach 2 is a trademark of RohMid LLC.

Multiposit is a trademark of Shipley Company.

Responsible Care is a trademark of the Chemical
Manufacturers Association.

[LOGO] RESPONSIBLE CARE(r)
       A PUBLIC COMMITMENT
Rohm and Haas is a Responsible Care(r) Company

[LOGO] Printed on recycled paper

[LOGO] ROHM AND HAAS COMPANY

            APPENDIX TO ANNUAL REPORT TO STOCKHOLDERS
            (Pursuant to Part 232.304(a) of Regulation S-T)

Graphic     Description/Cross Reference
-------     ---------------------------
Cover       Insert photograph of a women at a checkout line at a supermarket, with background photograph of fresh fruits and vegetables and packaged foods.

Page 1      Pie charts
            Sales by Business Group
            Polymers, Resins and Monomers    $2,023 million
            Performance Chemicals               744 million
            Plastics                            701 million
            Agricultural Chemicals              514 million

            Sales by Customer Location
            North America                    $2,122 million
            Europe                            1,006 million
            Asia-Pacific                        592 million
            Latin America                       262 million

Page 2      Photograph of:
            John P. Mulroney, President
            J. Lawrence Wilson, Chairman

Page 5      Bar Charts for Rohm and Haas Company of:
            Volume
            1992                        3,750 million units
            1993                        4,214 million units
            1994                        4,549 million units
            1995                        4,473 million units
            1996                        4,725 million units

            Sales
            1992                             $3,063 million
            1993                             $3,269 million
            1994                             $3,534 million
            1995                             $3,884 million
            1996                             $3,982 million

            Earnings, before cumulative effect of accounting change
            1992                               $174 million
            1993                               $126 million
            1994                               $264 million
            1995                               $292 million
            1996                               $363 million

Page 6      Photographs of:
            Man with cellular phone and caption "Electronic chemistry is everywhere - in cellular phones, fax machines, personal computers and automobiles."

            Ships at harbor with caption "Products more friendly to the environment keep barnacles from forming on ship hulls."

            Grapes and almonds with caption "New products for agriculture help ring healthy food to the world's tables."

Page 7      Photographs of :
            A women in a Laundromat with basket of clothing with caption "Newer additives help boost the cleaning power of laundry detergents."

            Peppers and grapes with caption "Growing for a healthy future."

Page 8      Photographs of:
            A women at a personal computer with caption
            "Plastics additives are used in computer housings and keyboards."

            A house with caption "Acrylic latex emulsions are the fundamental component of paints used throughout homes around the world."

Page 9      Photographs of:
            Children at play with heading "Playing for Profitability" and caption "Our technology for maintenance coatings even stands up to tough playground standards."

            Nurse diapering a baby in the hospital
            with caption "The superabsorbancy of today's diapers is an important part of baby's comfort."

Page 10 Photograph of home water filter and ion exchange resin cartridges with heading "Discovering
            Value in Traditional Technology" and caption
            "Water purification for home use and industry are just two uses for ion exchange technology."

Page 11     Photographs of:
            Tractor-trailer on highway with caption
            "Trucks, cars and airplanes all rely on additives for oils and hydraulic fluids."

            A woman standing next to a Plexiglas display case filled with decorative pillows with caption :"crylic resins are found in everything from display cases to car taillights."

Page 12     Photographs of:
            Man caulking a sink
            Cans of paint
            Man running oil drilling equipment
            Man sitting at computer

Page 13     Photographs of:
            A cup of coffee with sugar cubes
            Oriental book
            A man installing a vinyl-clad window
            Plastic soap pump dispenser and toothbrush holder
            A man on a golf course

Page 14     Photograph of man painting a Victorian house

Page 15     Bar Charts for Polymers, Resins and Monomers Business Group of:
            Volume*
            1992                    2,838 million units
            1993                    3,229 million units
            1994                    3,493 million units
            1995                    3,408 million units
            1996                    3,615 million units

            Sales*
            1992                         $1,576 million
            1993                         $1,682 million
            1994                         $1,816 million
            1995                         $1,953 million
            1996                         $2,023 million

            Earnings*
            1992                         $141 million
            1993                         $137 million
            1994                         $187 million
            1995                         $185 million
            1996                         $228 million

           *Restated for RohMax JV and a change in cost allocations

            Photograph of a women putting dishes in a dishwasher

Page 16     Photograph of printed computer board

            Bar Charts for Performance Chemicals Business Group of:
            Volume*
            1992                    213 million units
            1993                    220 million units
            1994                    230 million units
            1995                    270 million units
            1996                    272 million units

            Sales*
            1992                    $531 million
            1993                    $599 million
            1994                    $644 million
            1995                    $740 million
            1996                    $744 million

            Earnings*
            1992                    $ 26 million
            1993                    $ 35 million
            1994                    $ 43 million
            1995                    $ 69 million
            1996                    $ 82 million

           *Restated for RohMax JV and a change in cost allocations

Page 17     Photograph of an electric generating facility

Page 18     Photographs of:
            PVC piping
            Taillights of an automobile

            Bar Charts for Plastics Business Group of:
            Volume
            1992                     533 million units
            1993                     580 million units
            1994                     638 million units
            1995                     605 million units
            1996                     640 million units

            Sales
            1992                    $573 million
            1993                    $579 million
            1994                    $635 million
            1995                    $693 million
            1996                    $701 million

            Earnings*
            1992                    $42  million
            1993                    $ 1  million
            1994                    $61  million
            1995                    $67  million
            1996                    $54  million

           *Restated for a change in cost allocations

Page 19     Photographs of:
            Baskets of fresh fruits, vegetables and nuts
            Red potato sorting line

            Bar charts for the Agricultural Chemicals Business Group
            Volume
            1992            166 millions of units
            1993            185 millions of units
            1994            188 millions of units
            1995            188 millions of units
            1996            201 millions of units

            Sales
            1992            $383 million
            1993            $409 million
            1994            $439 million
            1995            $498 million
            1996            $514 million

            Earnings*
            1992            $27 million
            1993            $41 million
            1994            $42 million
            1995            $55 million
            1996            $61 million

           *Restated for a change in cost allocations

Page 20     Photograph of senior executives with caption
            "Senior executives answered questions posed by outside verifiers during the MSV process period."

            Bar chart of Rohm and Haas worldwide occupational
            injury and illness average rate
            vs. U.S. chemical industry.
            Cases per 200,000 hours worked:
                    Rohm and Haas          U.S. chemical
                    worldwide average   industry average
            1992          4.3                  3.1
            1993          3.7                  2.9
            1994          2.5                  2.8
            1995          2.0                  2.6
            1996          1.5                  2.2

Page 24 Line Chart of Gross Profit, Selling, Administrative and Research Expense (SAR) and Operating Earnings
            (earnings excluding after-tax interest expense) as a
            percent of sales:
            Year  Gross Profit   SAR     Operating Earnings
            1986  34.9           21.9    7.5
            1987  35.1           21.7    9.3
            1988  35.1           21.2    9.6
            1989  31.6           21.6    7.1
            1990  32.9           22.4    8.3
            1991  32.6           23.6    7.1
            1992  34.2           24.4    6.8
            1993  33.5           24.3    4.7
            1994  35.9           22.4    8.4
            1995  34.3           20.9    8.2
            1996  35.0           20.5    9.8

Page 25     Line Chart of Sales and Volume Indices
            1986 = 100
            Year    Sales Dollars    Physical Volume
            1986    100              100
            1987    107              107
            1988    123              120
            1989    129              124
            1990    137              127
            1991    134              125
            1992    148              143
            1993    158              161
            1994    171              174
            1995    188              171
            1996    193              180

            Line Chart of Raw Material Cost Index
            1986 = 100
            Year    Index    Percentage Change
            1986    100       0
            1987    105       5
            1988    119      13
            1989    123       3
            1990    124       0
            1991    124       0
            1992    113      (9)
            1993    109      (3)
            1994    114       4
            1995    138      21
            1996    128      (7)

Page 26     Line Chart of Selling Price Index
            1986 = 100
            Year    Index    Percentage Change
            1986    100      0
            1987    104      3
            1988    109      5
            1989    110      1
            1990    113      3
            1991    116      2
            1992    115     (1)
            1993    110     (4)
            1994    110      0
            1995    117      6
            1996    116     (1)

Page 27     Stacked Bar Chart of Cash Flow
            Provided by operations
            1992     $401 million
            1993      358 million
            1994      524 million
            1995      513 million
            1996      706 million

            Treasury Stock Purchases
            1992     $  1 million
            1993        0 million
            1994        7 million
            1995       29 million
            1996      302 million

            Capital Additions & Acquisitions Net of Divestitures
            1992     $447 million
            1993      290 million
            1994      336 million
            1995      368 million
            1996      330 million

            Dividends
            1992    $  88 million
            1993       97 million
            1994      102 million
            1995      109 million
            1996      116 million

            Line Chart of Environmental Expenses and Capital Spending Operating and Maintaining Environmental Facilities
            1987    $ 54 million
            1988      66 million
            1989      77 million
            1990      82 million
            1991      92 million
            1992     108 million
            1993     105 million
            1994     107 million
            1995      96 million
            1996     104 million

            Capital Spending for New Environmental Protection Equipment
            1987    $ 17 million
            1988      34 million
            1989      50 million
            1990      54 million
            1991      48 million
            1992      55 million
            1993      55 million
            1994      31 million
            1995      32 million
            1996      32 million

            Waste Site Remediation Accruals
            1987    $ 12 million
            1988       5 million
            1989      12 million
            1990      46 million
            1991      49 million
            1992      23 million
            1993      57 million
            1994      31 million
            1995      45 million
            1996      27 million

Page 29     Line Chart of Earnings and Common Dividends
            Dollars per Share
            Year       Earnings*    Common Dividends
            1986       $2.01        $   .78
            1987        2.85            .86
            1988        3.46           1.02
            1989        2.65           1.16
            1990        3.10           1.22
            1991        2.45           1.24
            1992        2.53           1.28
            1993        1.74           1.36
            1994        3.79           1.44
            1995        4.22           1.56
            1996        5.45           1.72

*Earnings per share in 1992 and 1993 are before the cumulative effect of accounting changes

            Line Chart of Capital Additions and Depreciation
            Year       Additions      Depreciation
            1986       $179 million   $103 million
            1987        222 million    112 million
            1988        338 million    128 million
            1989        385 million    150 million
            1990        412 million    159 million
            1991        265 million    183 million
            1992        283 million    203 million
            1993        382 million    226 million
            1994        339 million    231 million
            1995        417 million    242 million
            1996        334 million    262 million

PAGE 30 LINE CHART OF ASSETS AS A PERCENT OF SALES

            Year        Fixed Assets  Receivables   Inventories
            1986        31.3%         15.4%         14.9
            1987        33.2          16.1          14.0
            1988        36.9          15.5          13.4
            1989        43.1          15.8          13.0
            1990        49.2          16.2          13.7
            1991        53.2          17.1          12.4
            1992        57.7          17.9          14.3
            1993        57.2          18.5          12.1
            1994        55.5          19.2          13.8
            1995        52.7          19.5          13.0
            1996        51.9          19.9          12.1

Dual-axis line chart of Asset Turnover, Profit Margin and RONA
            Year        Asset Turnover    RONA         Profit Margin
            1986        1.12               8.7%        6.7%
            1987        1.13              11.0         8.9
            1988        1.13              11.2         9.1
            1989        1.08               8.3         6.6
            1990        1.05               8.6         7.3
            1991         .95               6.8         5.9
            1992         .87               6.1         5.7
            1993         .93               4.3         3.9
            1994         .92               7.6         7.5
            1995         .99               8.1         7.5
            1996        1.01               9.9         9.1

PAGE 31 LINE CHART OF RETURN ON INVESTMENT

            Year         ROE          RONA
            1986         14.3%        8.7%
            1987         19.0         11.0
            1988         20.4         11.2
            1989         14.0         8.3
            1990         15.2         8.6
            1991         11.2         6.8
            1992         11.4         6.1
            1993          8.1         4.3
            1994         16.5         7.6
            1995         16.6         8.1
            1996         20.1         9.9

PAGE 31 HIGH-LOW CHART OF QUARTERLY STOCK PRICES IN DOLLARS

           1st Quarter   2nd Quarter    3rd Quarter   4th Quarter

1994
High       60            64 1/2         68 1/2        61 3/8
Low        53 1/2        53 1/4         54 3/8        54 1/8
Close      54 5/8        62 1/4         57 1/8        57 1/8

1995
High       59 1/4        62             61 7/8        64 7/8
Low        52            49 1/2         54 3/4        54 1/4
Close      59            54 7/8         60 3/8        64 3/8

1996
High       74 3/4        71             66 3/4        82 1/2
Low        63 7/8        61 5/8         51 1/8        65 3/8
Close      66 1/2        62 3/4         65 1/2        81 5/8