Form 10-K, Exhibit 13
period 1997-12-31
ROHM & HAAS CO
filed 1998-03-27
CIK 84792

R O H M   A N D   H A A S   C O M P A N Y

                        A N N U A L   R E P O R T

                                 1 9 9 7



[ID -- COVER GRAPHIC]



                       M O L E C U L E   M A G I C

Rohm and Haas is a specialty chemical company focused on profitable growth. Our technology is the magic behind water-based house paints and coatings, and paints that protect ship hulls but degrade quickly and harmlessly when flaked off in sea water. We're the enabling technology used to create faster, more powerful chips that will drive tomorrow's computers. Our technology keeps packages sealed tight, but also can be transparent to allow the beauty of the product to show through. Rohm and Haas technology helps provide clean water to homes around the globe and helps clean the clothes dirtied during a day of fun in the back yard. We enable farmers to improve crop yields so that more food can be brought to the tables of a hungry world.

    In short, Rohm and Haas makes every day a little easier by quietly improving the quality of life.



                           TABLE OF CONTENTS

                       Rohm and Haas at a Glance
                          Inside front cover

                         Financial Highlights
                                   1

                        Letter to Shareholders
                                   2


                         BUSINESS DISCUSSIONS

                     Polymers, Resins and Monomers
                                   6

                         Performance Chemicals
                                  11

                               Plastics
                                  15

                        Agricultural Chemicals
                                  17

                       Corporate Responsibility
                                  19

                      Financial Review and Index
                                  21

                        Shareholder Information
                                  57

                        Directors and Officers
                                  58

                               Locations
                                  60

          R O H M   A N D   H A A S   A T   A   G L A N C E
_____________________________________________________________________
___________________ POLYMERS, RESINS AND MONOMERS ___________________
BUSINESS UNITS
Sales in millions
POLYMERS AND RESINS
$1,655 MILLION

KEY MARKETS
Professional and do-it-yourself home improvement, construction, factory-applied finishes, road and bridge maintenance, paper making, textile, packaging, leather goods and apparel.

PRODUCTS
Acrylic and vinyl acrylic emulsion polymers, resins and additives used in house paints, coatings, adhesives, caulks, road-marking paints, paper coatings, building products, etc.

COMPETITORS
BASF, Hoechst, Union Carbide.

                      ________________________

BUSINESS UNITS
Sales in millions
MONOMERS
$291 MILLION

KEY MARKETS
Primary source of starting materials for Rohm and Haas products.
Also sells products for use in coatings, detergents, superabsorbent materials, fuels, lubricants and refinery processing markets.

PRODUCTS
Acrylic acid and its derivatives, methyl methacrylate and its derivatives; specialty monomers; amine-based intermediates and salt-forming organic bases.

COMPETITORS
BASF, ICI, Elf Atochem,
Hoechst, Cyro.

                      ________________________

BUSINESS UNITS
Sales in millions
FORMULATION CHEMICALS
$105 MILLION (excluding NorsoHaas sales)

KEY MARKETS
Water-treatment, detergent, industrial cleaning, personal care, oil production and mining.

PRODUCTS
Water-soluble polymers for detergents and cleaners, scale inhibitors, specialty polymers for personal care applications and dispersants.

COMPETITORS
BASF, National Starch, Rhone Poulenc, Nippon Shokubai.




_____________________________________________________________________
_______________________ PERFORMANCE CHEMICALS _______________________
BUSINESS UNITS
Sales in millions
ELECTRONIC CHEMICALS
$399 MILLION

KEY MARKETS
Computer components and circuitry, telecommunications equipment, automotive products, medical equipment and mainframe computers.

PRODUCTS
Specialty chemicals used to fabricate integrated circuits and printed wiring boards. Ultra-high purity photoresists for imaging applications.

COMPETITORS
TOK, JSR, Hoechst, Atotech, MacDermid, Olin.

                      ________________________

BUSINESS UNITS
Sales in millions
ION EXCHANGE RESINS
$227 MILLION

KEY MARKETS
Water treatment, electronics, pharmaceuticals, biotechnology and food processing.

PRODUCTS
Ion exchange resins used to change the characteristics of water and other fluids.

COMPETITORS
Dow, Bayer, Purolite, Mitsubishi Kasei.

                      ________________________

BUSINESS UNITS
Sales in millions
BIOCIDES
$131 MILLION

KEY MARKETS
Industrial water treatment, paper making, cosmetics, household cleaning products, paints and coatings, marine paints, swimming pools and spas.

PRODUCTS
Isothiazolone biocides used to control algae, fungi and bacterial growth.

COMPETITORS
Dow, Union Carbide, Zeneca,
Great Lakes.




_____________________________________________________________________
_____________________________ PLASTICS ______________________________
BUSINESS UNITS
Sales in millions
PLASTICS ADDITIVES
$382 MILLION

KEY MARKETS
Construction, automotive, packaging, home appliances, business machines and consumer electronics.

PRODUCTS
Impact modifiers and processing aids for vinyl siding, window profiles, pipe, film, bottles and engineering plastics

COMPETITORS
Kaneka, Mitsubishi Rayon, Dow,
Elf Atochem.

                      ________________________

BUSINESS UNITS
Sales in millions
ATOHAAS AMERICAS *
$305 MILLION

KEY MARKETS
Automotive, construction, transportation, sign, lighting and appliances

PRODUCTS
Acrylic sheet and resins for glazing, automotive taillights and other parts, lighting fixtures, signs and medical devices.

COMPETITORS
ICI, Cyro, Rohm, Mitsubishi Rayon.




_____________________________________________________________________
________________________________ AG _________________________________
BUSINESS UNITS
Sales in millions
AGRICULTURAL CHEMICALS
$502 MILLION

KEY MARKETS
High-value specialty agricultural crops, including fruits, vegetables, nuts, vines and flowers.

PRODUCTS
A complete portfolio of herbicides,
fungicides and insecticides.

COMPETITORS
Elf Atochem, DuPont, Monsanto,
Zeneca, FMC.

                F I N A N C I A L   H I G H L I G H T S


Millions of dollars (except per-share amounts)           1997         1996
---------------------------------------------------------------------------
FOR THE YEAR:
  Net sales                                            $3,999       $3,982
  Net earnings                                            410          363
  Capital additions                                       254          334
  Free cash flow (1)                                      416          256
---------------------------------------------------------------------------
AT YEAR END:
  Total assets                                         $3,900       $3,933
  Total debt                                              606          707
  Stockholders' equity                                  1,797        1,728
---------------------------------------------------------------------------
RATIOS:
  Total debt-to-equity (2)                                 31%          38%
  Return on net assets                                     11           10
  Return on common stockholders' equity (2)                23           20
---------------------------------------------------------------------------
PER COMMON SHARE:
  Net earnings
    Basic                                               $6.51        $5.45
    Diluted                                             $6.39        $5.37
  Common dividends                                      $1.90        $1.72
---------------------------------------------------------------------------
(1) Free cash flow is cash provided by operating activities less fixed asset spending and dividends.
(2) Stockholders' equity is before reduction for the ESOP transaction.


[ID: GRAPHICS -- PIE CHARTS . . .
                 SALES BY BUSINESS GROUP
                 SALES BY CUSTOMER LOCATION]

              T O   T H E   S H A R E H O L D E R S   O F
               R O H M   A N D   H A A S   C O M P A N Y


[ID -- PHOTO AND CAPTION]
Left: J. Lawrence Wilson, Chairman
Right: John P. Mulroney, President


The magic is working at Rohm and Haas. For the fourth consecutive year, the company reported double-digit growth in earnings per common share.

    Unit volume was up 6 percent for the second year in a row in 1997, a good indicator of ongoing demand for our products and technology.

    The year-long strength of the U.S. dollar made it impossible to capture the impact of volume growth in the sales numbers. As a result, overall sales of $4 billion remained essentially flat with 1996 levels.

    The magic becomes apparent when one talks about net earnings and cash flow. Rohm and Haas reported earnings of $410 million, a 13 percent increase over the $363 million reported for 1996. The higher 19 percent increase in earnings per common share reflects the impact of an ongoing stock buyback program. Free cash flow for the year was $416 million, up more than 60 percent from 1996.

    No matter how easy it looks on stage, magic is hard work. Every feat is the culmination of hours of study and practice, a combination of bright ideas, chemistry and physics. It's no different at Rohm and Haas. We've been hard at work transforming this company since 1993.

    That year, the U.S. dollar strengthened against foreign currencies -- much as it did in 1997. And volume growth in 1993 was exceptional -- up 12 percent from the previous year. Yet, although Rohm and Haas struggled mightily to overcome the effects of the stronger dollar, the company reported an earnings decline. We could not let that happen again!

    At the end of that year, every business and staff group made commitments to reduce costs and to find faster ways of inventing, making and delivering products.

    We shed lower margin products in favor of more profitable ones. We streamlined internal processes and accelerated our speed of response to changing market conditions and customer needs. We reconfigured the connections among research, manufacturing, marketing, sales and staff functions in new, innovative and more productive ways.

    The numbers for 1997 prove that we have kept our commitments and have fundamentally changed this company for the better. When the dollar again strengthened in 1997 we transformed solid volume increases into exceptional earnings growth because we've focused our product portfolio and lowered the overall cost structure for Rohm and Haas.

    We must pause here to acknowledge the stellar, ongoing achievements of the men and women who are employed by Rohm and Haas. Their work -- along with our customers who challenge us to do better every day -- are the originators of the "magic" behind this company.


SAFETY

After five years of dramatically declining injury rates, in 1997 the number of employee injuries increased to 1.8 cases for every 100 full-time employees, up from the 1.5 incident rate reported for 1996. While this injury rate is below the U.S. chemical industry average, we are not where we want to be -- among the handful of the safest companies in the world. We have begun an effort to identify and change the underlying behaviors and cultural factors that may be impeding permanent progress toward our "no injuries" goal for everyone who works for Rohm and Haas.


THE PORTFOLIO

Again in 1997, Rohm and Haas converted its unparalleled expertise in acrylic chemistry into products that quietly help improve the quality of life around the world.

    Polymers and Resins, our largest business, reported strong demand for products used in acrylic paints, adhesive tapes and labels, floor polishes and building materials, and for hollow-sphere pigments used in the production of quality papers and paints.

    Other segments of the acrylic portfolio -- Monomers and Formulation Chemicals -- reported double-digit volume increases. Growth was not as strong for Plastics Additives and AtoHaas, but productivity improvements in those businesses enabled them to transfer the benefits of whatever volume growth they did see directly to earnings.

    Ion Exchange Resins deserves special mention for an improving ability to deal with an extremely competitive market, and still managing to make substantial contributions to the company's cash flow.
Profitability for this business improved throughout 1997.

    Because of their heavy concentration of sales in Europe and Asia, Agricultural Chemicals and Biocides were hurt most by unfavorable currency translations. In addition, sales of Ag's flagship product, Dithane fungicide, lagged in 1997, due primarily to drier weather conditions that diminished the need to control crop fungus.

    The fastest-growing business in Rohm and Haas today is Electronic Chemicals, led by Shipley Company. Since 1993, volume and sales have increased at an annual rate of about 10 percent, with earnings growth substantially higher.


[ID -- BLURB]
                    The numbers for 1997 prove that
                     we have kept our commitments
                    and have fundamentally changed
                     this company for the better.

[ID -- PHOTO]

[ID -- THREE BAR CHARTS ...
       WORLDWIDE VOLUME
                 SALES
                 EARNINGS]

    Electronic Chemicals also has been the most active area for acquisitions. In 1997, Shipley acquired a 26 percent interest in Rodel, Inc., a supplier of chemical mechanical polishing slurries and pads, among other things. This technology complements Shipley's photoresist chemistry and gives semiconductor manufacturers an excellent source for the products they need to lay down complicated circuitry on silicon wafers. Shipley also expanded its printed wiring board business with the mid-year acquisition of Pratta. An alliance formed with LG Chemical early in 1998 will lead to the manufacture, sale and distribution of photoresist chemistry in Korea.

    The performance of affiliate companies was nothing short of outstanding -- swinging from a net loss of $12 million in 1996 to a net gain of $11 million in 1997. AtoHaas Europe improved its performance for most of 1997, but was in a negative position at the end of the year. The newest contributor, Rodel, was mentioned earlier, but its immediate, positive contribution to Rohm and Haas earnings is noted here. RohMax, our former petroleum additives business which became part of a joint venture with Rohm in 1996, exceeded all expectations for 1997. They are applauded for their hard work and resulting success.

    In December 1997, we announced a decision to sell our interest in RohMax to Rohm, our partner in the lubricant additives joint venture. The following month, we announced our intention to sell our stake in AtoHaas, our acrylic sheet and resins joint venture, to Elf Atochem and acquire from them full control of the NorsoHaas venture for polyacrylate chemistry. While the departures of the Rohm and Haas employees associated with these ventures and the products they made are bittersweet, we believe the long-term future for these businesses will be brighter with firms that want to concentrate in these markets.

    On a regional basis, Latin America turned in an outstanding performance, with increases in sales, volume and earnings on top of a superb 1996. Demand remained strong throughout Europe, especially for Polymers and Resins products, which reported unit volume increases at double-digit rates. North America remained strong throughout the year.

    All eyes -- including ours -- turned to Asia-Pacific during the latter part of 1997. About one-fifth of that region's sales occur in countries that today have experienced serious economic difficulties. If these difficulties remain confined to those economies currently being affected, Rohm and Haas could see a 5 to 7 percent decrease in 1998 Asia-Pacific region sales. And while we have taken decisive financial action to protect and conserve our interests in the region, we also are on the outlook for acquisition or venture opportunities which might arise.

DIRECTOR AND MANAGEMENT CHANGES

There also have been changes in our Board of Directors. In 1997, Jorge Montoya of Procter & Gamble spent his first full year on the board. William Avery of Crown, Cork & Seal joined us in December 1997. In 1998, two long-time directors will reach retirement age and will not stand for re-election in May. George "Spike" Beitzel, who came to us from IBM, has given us wise counsel, both on the board and as a member of our Environmental Advisory Council for more than a decade. Paul Miller has earned the distinction of having the longest service of any outside board member -- 29 years. Throughout his tenure, Paul has been an unabashed champion of the shareholder. We thank both men for sharing their wisdom and time with us.

    Fred Shaffer, Chief Financial Officer, retired in August after 37 years of service. It is said that, "If a man has any greatness in him, it comes to light -- not in one flamboyant hour, but in the ledger of his daily work." Fred's contribution to Rohm and Haas was significant, and we thank him for it. We also welcome Brad Bell, our new Chief Financial Officer.


GOING FORWARD

We remain committed to making the magic work at Rohm and Haas. And we are committed to making improvements at an ever faster pace.

    Rohm and Haas's strategy is to expand its ever-growing franchise in acrylic technology -- a technology that, absent RohMax and AtoHaas, has generated an average of 15 percent compound earnings growth since 1993. We are intent upon expanding our role in electronic chemicals, and intend to advance our expertise in this area in the years to come. The cluster of technologies linked with biocides, ion exchange resins and agricultural chemicals will collectively continue to generate good earnings growth and cash flow.

    We will use the technologies we have invented and the efficiencies we have learned to leverage our already strong positions in world markets.

    Look for more magic from Rohm and Haas. We are still hard at work behind the scenes manipulating molecules into new products, and finding faster and more efficient ways to get these products into the hands of customers around the world.


/s/ J. Lawrence Wilson
    J. LAWRENCE WILSON
    CHAIRMAN

/s/ John P. Mulroney
    JOHN P. MULRONEY
    PRESIDENT

    MARCH 27, 1998


[ID -- PHOTO]


[ID -- BLURB]
                        We remain committed to
                       making the magic work at
                      Rohm and Haas.  And we are
                          committed to making
                          improvements at an
                           ever faster pace.

                B U S I N E S S   D I S C U S S I O N S

In 1997, Rohm and Haas operated nine global business units, organized into four groups for financial reporting purposes: Polymers, Resins and Monomers; Performance Chemicals; Plastics, and Agricultural Chemicals.



POLYMERS, RESINS AND MONOMERS

POLYMERS AND RESINS

Strong increases in volume, stringent cost control, and continuing productivity improvements combined to deliver an excellent year for Polymers and Resins.

[ID -- PHOTO]

There was strong demand for polymers, resins and additives used in everything from house paints and industrial coatings to paper coatings, adhesives, floor polishes and building materials. Unit volume growth in the high single digits offset the negative effects of the strong U.S. dollar on sales and earnings in Europe and Asia-Pacific. Sales of $1,655 million were up 4 percent from 1996 levels in spite of currency impacts. Coatings, which includes emulsion binders, solvent-based binders, and additives, recorded impressive volume growth across the product range. Acrylic products used in specialty coatings and wall paints did especially well because of a healthy paint industry and growing demand for water-based materials. Business increased significantly in the U.S. and Canada. Coatings also reported double-digit volume growth in Australia, New Zealand, Germany, France, Italy, Brazil and other countries.

    Specialty Polymers, which includes paper, adhesives, leather, and fiber and textile products, had an excellent year. A multi-year effort to provide ongoing, dedicated technical support for the paper industry paid off in strong growth of hollow sphere polymers, particularly for use in publication-grade papers. The paper and adhesives businesses were especially strong in Europe.

    Sales of adhesives increased in North America as the tape industry recovered and shrugged off excess inventories built up in 1995 and 1996. Earnings in


[ID -- CAPTION]
At left: Winners of the "Prettiest
Painted Places" contest held by Rohm
and Haas's Paint Quality Institute in
1997 demonstrate that latex paints are
beautiful, durable and the ideal choice
for homes around the world.
Opposite: Rohm and Haas's unparalleled
expertise in acrylic emulsion technology is used to make high-quality paper coat-ings, water-based stains and sealants, adhesives, latex paints and many other products.

[ID -- PHOTO]

Europe were dampened by a lack of growth in fiber and textiles, and by negative currency effects. Results in Asia-Pacific were below expectations, especially for adhesives, due to weaker than expected demand.

[ID -- PHOTO]

[ID -- CAPTION]
Water-based adhesive dry clear, making
them the ideal product for today's wine
bottle labels.

    In September, Specialty Polymers announced an alliance with Bayer AG to become a single worldwide source of leather tanning and finishing chemicals. Under this alliance, Rohm and Haas provides research, development and manufacturing, while Bayer has worldwide marketing, technical support and supply responsibilities.

    Building Products, which includes a broad line of construction products and coatings, had a strong year. The unit achieved breakthrough business for exterior insulated finish systems and excellent growth in the floor care, and roof tile and siding markets. Building Products capitalized on greater consumer confidence and strengthened customer relationships in Latin America. Despite the difficult economic conditions in Asia-Pacific late in the year, Building Products grew its business in the region, anchored by a strong position in Australia and New Zealand.

    Productivity improvements continued in 1997, including refinements in a process that forecasts future customer demand which enables more accurate production scheduling and better inventory management.

    Polymers and Resins also refocused its research portfolio in 1997, putting greater emphasis on fewer, higher impact programs. This effort should increase the short-term and long-term impact of research efforts.

    Strong business results were dampened by a disappointing safety performance as the injury rate increased 30 percent from the year before. Polymers and Resins is taking firm steps to ensure that all manufacturing and support employees adopt world-class systems and accept personal accountability for safety.

[ID -- PHOTO]

[ID -- CAPTION]
Acrylic fixatives for hair sprays reduce the emmission of compounds to the air that contribute to ground smog.


OUTLOOK

The outlook is cautiously optimistic. The start-up of a new reactor in Sweden should ease capacity problems in Europe, and gains in North America should mirror regional economic growth rates. The strength of the U.S. dollar and the impact of continuing economic upheaval in Asia-Pacific will be important factors in 1998 performance.


MONOMERS

In 1997, Monomers again kept pace with growing demand for the acrylate and methacrylate raw materials used throughout the company's acrylic product portfolio.

    Productivity improvements -- a fully integrated supply chain, tight cost control, efficient incremental capacity increases and smooth-running manufacturing operations -- enabled Monomers to reduce working capital and improve the overall profitability of the business while continuing to meet double-digit increases in both internal and external demand. External sales to the merchant market totaled $291 million in 1997, 9 percent higher than the $266 million reported for 1996.

    The only cloud on an otherwise bright performance for the year was an increase in the number of employee injuries to 2.5 cases for every 100 people. A concerted effort is under way to fully understand and eliminate the causes and behaviors behind the increased injury rate.

[ID -- THREE BAR CHARTS ...
       POLYMERS, RESINS AND MONOMERS VOLUME
                                     SALES
                                     EARNINGS]

    A new and more accurate sales forecasting system became fully operational throughout the acrylic chain businesses (Polymers and Resins, Formulation Chemicals, Plastics Additives and Monomers). The forecasting system, coupled with improved production planning, allowed Monomers to increase utilization of its assets and reduce working capital.

    In addition, the business reaffirmed its commitment to the merchant market and began to broaden its geographic reach.

    An ongoing effort to streamline world-scale manufacturing operations near Houston, Texas led to significant incremental increases in acrylic acid, butyl acrylate and methyl methacrylate capacity with minimal capital investment. Rohm and Haas believes it can further increase capacity with continued emphasis on technology and process improvements. These improvements also should allow Rohm and Haas to postpone the need for any new greenfield acrylic acid plant to 2003 or later, as long as current demand trends remain.

    In taking full advantage of these productivity improvements, the Monomers team will have a dramatic impact on the competitiveness of the Rohm and Haas acrylic businesses, including the Monomers business itself.

    The Primene amine business, also part of Monomers, continued to expand its portfolio of products. During 1997, a new product, BC-9, was introduced which brings the unique Primene properties to the fuel, lubricant additives, dyes, and refinery process chemicals markets.


OUTLOOK

Monomers will remain the keystone of the acrylic chain businesses. Its increasing competency as a low-cost producer of essential raw materials for internal use, along with an expanding reputation as a reliable long-term supplier of product for the merchant market will enable this business to continue to grow profitably in 1998.


FORMULATION CHEMICALS

Formulation Chemicals had a strong year, posting significant volume increases on sales that, at $105 million, were 8 percent higher than the 1996 figures. Profitability improved as a result of increased demand for detergent and water-treatment products and ongoing productivity gains.


[ID -- PHOTO]

[ID -- CAPTION]
Water-based traffic paints are replacing solvent-based compounds on roadways around the world.


    The business strengthened an already excellent position in the North American detergent market and increased penetration in Latin America and Asia-Pacific. In Europe, considerable pricing pressure resulted in flat growth for detergent additives even as the NorsoHaas joint venture with Elf Atochem expanded its market reach into Eastern Europe and the Middle East, and stepped up the manufacture of products for

[ID -- PHOTO]
non-detergent markets. Early in 1998, Rohm and Haas announced its intention to acquire Elf Atochem's interest in the NorsoHaas joint venture.

    Water treatment products sold well in 1997. Demand increased for Acumer and Tamol dispersants used as scale inhibitors in cooling water and boiler water sludge control. New traceable polymers for water treatment should fuel growth in 1998. This immunoassay-based technology, developed jointly with Strategic Diagnostics Inc. of Delaware, gives customers accurate readings of polymer levels on-site through a simple 10-minute test.

    Sales of personal care products in North America and Europe established a firm foundation for growth. An alliance formed with International Specialty Products in July expands the reach for research, marketing and sales for products which include thickeners for creams and lotions, hair spray fixative resins and polymeric additives for sunscreens.

    Ceramic additives grew well, especially in the European and Asia-Pacific regions. Rohm and Haas has a full complement of ceramic binders, dispersants and rheology modifiers.

    Slow overall growth in the paper and mining industries was tempered by an above-par performance in Asia-Pacific.

    Increased customer demand was fed by greater production capacity in Taiwan. Good volume growth in Latin America continued for polymers that disperse and stabilize mineral slurries.

[ID -- PHOTO]

Productivity gains continued to boost earnings. New bulk ordering and robotic filling systems at the Knoxville plant and planned upgrades of the Taiwan facilities are evidence of an ongoing commitment to provide ingenious solutions to customer needs.

    Safety remains a priority for Formulation Chemicals. With two injuries in 1997, the business continues to build a strong record on safety.


OUTLOOK

Expansions in key markets and an unwavering focus on the customer should enable Formulation Chemicals to grow, especially in the detergent, personal care and water treatment industries.


[ID -- CAPTION]
At left and opposite: High-tech products developed by the Electronic Chemicals business enable semiconductor manu-facturers to build powerful, intricate cir-cuitry on silicon chips no larger than a human fingernail.


    Productivity gains in all business segments should fuel profitability and balance market downturns in Asia-Pacific. The new alliances in personal care and water treatment markets hold the promise for another good year.



PERFORMANCE CHEMICALS

ELECTRONIC CHEMICALS

Electronic Chemicals reported another year of strong growth. Since 1993, Shipley Company, the fundamental component of Electronic Chemicals, has reported average annual sales growth of 10 percent. Profitability has quintupled during that period. Sales in 1997 were $399 million, compared with $358 million in 1996.

    The injury rate for the business increased to 2 cases for every 100 full-time employees during the year, up from 1.7 cases in 1996.

[ID -- PHOTO]

[ID -- CAPTION]
The right technology, product purity
and an ability to match customer formu-
lations exactly are essential to compet-ing successfully in today's electronics industry.


    Shipley's Microelectronics business reported strong demand for photoresist chemistry used to make high-powered semiconductor chips. Cutting-edge technology -- advanced I-line and deep UV photoresists -- allows increasingly narrow beams of light to be used to draw more and more intricate and fine patterns on silicon chips. Demand also remained strong for more traditional G-line photoresists.

    The company strengthened its position in the electronics industry through the acquisition of a 26 percent interest in Rodel, Inc., a company on the leading edge of chemical mechanical polishing (CMP), the emerging technology of choice to fabricate multi-layered chips. Rodel began contributing to Rohm and Haas earnings growth as soon as the acquisition was completed at mid-year.

    Shipley's Printed Wiring Board business reported excellent growth in 1997, for both its electroless and electrolytic plating products. The acquisition of Pratta Electronic Materials further strengthened
Shipley's position as a world leader in wiring board technology.

    Early in 1998, Shipley formed a joint venture with LG Chemical of Korea. This venture expands Shipley's sales and distribution effort in Korea and will lead to the construction of a manufacturing facility before the end of the decade.


OUTLOOK

Nineteen ninety-eight should be a year of continued growth for Electronic Chemicals. The economic troubles in Asia-Pacific are likely to have a minimal impact on Shipley, since its technology is used in products that are exported from the region to other parts of the world. Ongoing demand in markets around the world for electronic appliances, games, computers, home control systems, and more, should ensure strong demand for Electronic Chemicals products in years to come.


[ID -- THREE BAR CHARTS ...
       PERFORMANCE CHEMICALS VOLUME
                             SALES
                             EARNINGS]


ION EXCHANGE RESINS

Ongoing efforts to simplify operations and lower costs improved profitability again in 1997. Higher overall volume and increased plant efficiencies enabled Ion Exchange Resins to report higher earnings and considerable cash for the company.

    While business performance improved, safety took a step in the wrong direction as the injury rate increased from 1.3 to 1.6 cases for every 100 full-time employees. The business is taking action to determine the most effective means to improve safety at each location.

    Ion exchange resins are used to purify water, food and beverages, and to increase the efficiency of utility plant operations and chemical processes. Special, high-grade resins are sold for use in pharmaceutical applications, and to generate ultrapure water for semiconductor manufacture.

    Pharmaceutical-grade resins, which are made in Chauny, France, saw good growth in 1997 in the U.S. for a variety of medications, including those designed to reduce cholesterol, curb cigarette smoking and help purify blood.

    Water-treatment applications remain important. On the industrial side, the business demonstrated its ability to compete in a highly competitive market. Sales of Amberpack resins were good in North America, Latin America and parts of Europe, including Russia. These systems improve the efficiency of power and chemical plants. Rohm and Haas also increased sales of resins for ultrapure water to the world's leaders in semiconductor manufacture.

    Demand also continued from home water treatment systems. More and more consumers in North America and Europe are using cartridge water systems to filter drinking water. Rohm and Haas resins are a critical component of these stand-alone units and the replacement cartridges. In Europe, a new resin for the home water-softening market was introduced in 1997, which enabled the business to recover market share in this segment.


[ID -- PHOTO]

[ID -- CAPTION]
Rohm and Haas's ion exchange resins
ensure that the highest-quality water is used to make pharmaceutical products.


    Ion Exchange Resins also increased sales of resins used as catalysts in the manufacture of gasoline and other chemical processes. Sales of resins used in heavy metals mining and metal recovery were strong in South Africa and Latin America.


OUTLOOK

Ion Exchange Resins will continue to find innovative ways to use existing capacity and expand market share while making its processes more efficient.

    Geographic markets targeted for growth include South Africa, Russia and the Middle East. A newly formed joint venture with Shanghai Resins in China will enable Rohm and Haas to supply the local marketplace with resins.


BIOCIDES

The Biocides business recorded sales of $131 million for 1997, down
14 percent from $152 million reported for 1996 when a joint venture for bromine biocides was active. The sales decline was due to the absence of the bromine sales after the termination of the venture. Adverse exchange rates and higher manufacturing variances also affected profitability.

    Demand for newer products remained strong. Sea-Nine biocide, used in marine applications, reported strong double-digit growth, particularly in Japan. Sea-Nine's environmental benefits as an additive for marine paints that prevents barnacles from attaching to the bottom of ships, yet degrades quickly and harmlessly in sea water, continue to be recognized around the world. Companion technology designed to control fungus and bacteria in plastics also is taking traction in key markets.

    The business's core isothiazolone products more than held their own in most markets and applications around the world, in spite of increasing competition. Products used in water-treatment applications saw double-digit growth at key customer accounts during the year. Kathon CG continues to be the product of choice for use in consumer toiletries and household cleaners because of its ability to control bacteria effectively at extremely low use levels.

    Unit volume grew at double-digit rates in the Asia-Pacific market, with especially good growth in Japan, China and India. However, the currency situation made it difficult to translate growth into sales dollars. In Japan, for example, unit volume growth of almost 20 percent had next to no impact on sales growth, thanks to the continuing imbalance between the dollar and the yen.

    Business in Latin America ran well ahead of 1996 levels, thanks to strong demand for product across the board.

    The manufacturing side made very good improvements in on-time customer deliveries through the year, but plant variances were higher than expected, particularly at the newer Biocides plant in Bayport, Texas. Most of the causes of the manufacturing variances have been corrected.

[ID -- PHOTO]

    Biocides recorded more employee injuries in 1997 than the year before, due to an increased number of incidents at the manufacturing facilities. Efforts are underway to improve the safety culture throughout the organization.


OUTLOOK

Biocides will continue to put special emphasis on increasing the presence of its newer technology in the marine, wood and plastics markets. The business also will emphasize continued geographic growth in Eastern Europe, Asia-Pacific and Latin America for its more traditional isothiazolone chemistry.



PLASTICS

PLASTICS ADDITIVES

Plastics Additives is a leading global supplier of impact modifiers and processing aids for plastics. In 1997, the combined effects of an ongoing shift in technology in a key end-use market, currency translations and competitive pressures led to sales of $382 million, down slightly from the year before.


[ID -- PHOTO]

[ID -- CAPTION]
Above: Plastics additives increase the
toughness and durability of everyday
products. Opposite: Sea-Nine biocide
controls the build up of barnacles on
ship hulls without harming sea life.


    This business continues to make great strides in productivity. In 1997, it met or exceeded every operating target set.

    Safety, however, continued to be a concern. In 1997, the collective rate of injuries for the business and manufacturing sites owned by Plastics Additives increased to 3.1 for every 100 employees. Concerted efforts are under way to improve performance in this important area.

    Products made by Plastics Additives improve the performance and processing characteristics of polyvinyl chloride (PVC) and other plastics and fall into three categories: acrylic processing aids, acrylic impact modifiers and methyl methacrylate butadiene styrene (MBS) impact modifiers. They are used in a variety of consumer, building, packaging and industrial applications. In addition, the business has a robust technology program under way to enable future advancements in the use of PVC and other plastic resins.

    In the packaging market, bottle makers are shifting to non-PVC plastics, eliminating the need for Rohm and Haas technology. To offset this, Plastics Additives has concentrated on increasing share in the film and sheet packaging market, particularly in Europe. While these efforts have been successful, the net effect in 1997 was low growth in overall packaging applications.


[ID -- THREE BAR CHARTS ...
       PLASTICS VOLUME
                SALES
                EARNINGS]


    There was good growth in the construction and automotive markets. In North America, demand for vinyl siding and vinyl windows was strong, driven by larger new homes, remodeling to improve energy efficiency and lessen maintenance, and improved performance features. In the automotive area, Plastics Additives has seen a resurgence in demand for engineering resin additives used in car bumpers and other specialty applications.

    The partnership with Kureha remains strong, particularly in the Asia-Pacific region. And, while there was some slowing in demand in countries experiencing severe economic declines, demand in key markets such as Taiwan and China held firm. The overall mix of products sold in the region is good and demand is expected to remain steady, as long as economic conditions do not change significantly.


OUTLOOK

While the environment for Plastics Additives remains extremely competitive, the business expects to overcome competitive pressures by shifting more attention to growing, profitable markets, burnishing an already good record for operational excellence, introducing new products and technology, improving its safety record and working closely with key customers around the world.

[ID -- PHOTO]

[ID -- CAPTION]
One of the newer applications for
Plastics Additives resins can be found in plastic lattice work, which enhances the beauty of the home, yet all but elimi-nates the maintenance involved with wood products.



ATOHAAS

AtoHaas Americas volume, including exports from North America, increased by 4 percent compared to 1996 levels. However, sales in Japan and South East Asia were down due to unfavorable exchange rates and Asia-Pacific's weaker economy.

    Stronger market conditions in key segments contributed to AtoHaas Americas' improved overall performance in 1997. Sales of $305 million were about even with 1996 levels. Yet despite industry over-capacity and limited success at raising prices, the business was able to maintain profit margins through increased manufacturing productivity, a streamlined materials management approach, and flat raw material, selling, administrative and research costs. AtoHaas Americas' focus on higher value, impact grade acrylic products also contributed to improved business performance.

    While AtoHaas Americas' safety record was equal to the previous year, safety improvement remains a priority for the business.

    Plexiglas acrylic sheet demand was higher compared to 1996 due to improved market conditions. Illuminated signs, point-of-purchase displays, and industrial applications were the primary contributors to the volume growth. Performance improvements in impact grade sheet, along with the business's concentration on higher value, specialty niche markets, have helped improve profitability. Overall, acrylic resin demand grew about 3 percent compared to 1996.

    Sales in Asia-Pacific continued to be affected by crippled economies and the weak yen. Nevertheless, the Asia-Pacific business team continues to work on potential growth opportunities in the compact and laser disc markets.

    AtoHaas Europe completed its major restructuring in 1997, which contributed to improved profitability compared to the previous year.
The effort, which included decommissioning old acrylic sheet production lines and starting up a new, world-class production plant in Rho, Italy, helped to reduce selling, administration, research and production costs and reversed AtoHaas Europe's disappointing performance in 1996. Demand for sheet products strengthened as Europe's economy improved. Resin sales also increased, but at a slower pace compared to sheet products.


OUTLOOK

In January 1998, Rohm and Haas announced its intention to sell its 50-percent stake in AtoHaas to its partner, Elf Atochem.

    After its formation in 1992, AtoHaas employees re-shaped manufacturing, technology, marketing and sales into a dynamic enterprise, the North American operations in particular. Rohm and Haas thanks them for their contributions, and wishes them well as they head toward an increasingly successful future.

AGRICULTURAL CHEMICALS

In 1997, the Agricultural Chemicals business reported sales of $502 million, down 2 percent from 1996. Earnings of $41 million were 25 percent lower than 1996 results, after an adjustment for a one-time gain in 1996 from a land sale in Japan.

    Unfavorable currency swings in Western Europe and Japan, weather-related lower demand for Dithane fungicide in all regions except Latin America, and slower-than-anticipated growth for newer compounds accounted for the decline.


[ID -- THREE BAR CHARTS ...
       AGRICULTURAL CHEMICALS VOLUME
                              SALES
                              EARNINGS]


    There also were successes during the year. An improved formulation for Goal herbicide resulted in strong growth as it found use on expanded acres of perennial crops in the western U.S., and new crop registrations.

    Sales of turf and ornamental products grew, most notably for Dimension herbicide. Mach 2 insecticide, a molt accelerating compound
(MAC), developed by RohMid L.L.C. (a joint venture with American
Cyanamid), has been cleared by regulatory agencies in more than 40 U.S. states and is poised for commercialization in 1998.

    In 1997, the U.S. EPA classified Confirm insecticide as a reduced-risk pesticide for use on nine new crops. Review of the pending applications will be expedited, in keeping with the EPA's efforts to accelerate the availability of safer pesticides, and could yield new registrations in 1998 and 1999. Sales of Confirm outside the United States increased in 1997, with significant increases in Australia, Brazil, Canada and Italy.

    A formal distribution agreement was signed between Rohm and Haas and Bayer for the marketing of crop protection chemicals in India, including Dithane fungicide. Elsewhere in the Asia-Pacific region, Rohm and Haas Japan and Sanyo Trading Company merged their agrochemical divisions into a new entity known as AgLead. Rohm and Haas also introduced its newest fungicide, thifluzamide, for commercial use on Korean rice.


[ID -- PHOTO]

[ID -- CAPTION]
Rohm and Haas products help
bring healthy fruit to market.


    Karathane miticide was a consistent performer throughout Europe, while Mimic insecticide continued to gain acceptance in the region's southern markets. In Latin America, Goal herbicide showed good growth for use on Brazilian cotton and sugarcane, and on Colombian rice.

    During the year a work group was formed to study the global implications of biotechnology, and to evaluate how Rohm and Haas can bring value to this emerging field in research, alliances, and existing product development.

    Excellent progress was made toward achieving an injury-free workforce. The Agricultural Chemicals business showed a 37 percent improvement in its safety record, and exceeded the overall corporate average.

[ID -- PHOTO]

    The business also made great strides in areas of supply chain management, which enhances customer satisfaction and enables the business to manage its assets more efficiently.


OUTLOOK

Taking into account the potential for increased sales volume from newly-registered products like Mach 2, growing demand for products such as Goal and Dimension, and new products still in the pipeline, the Agricultural Chemicals business is positioned to meet the company's expectations for growth, and remains optimistic that 1998 can produce improved earnings.


CORPORATE RESPONSIBILITY

Nineteen-ninety-seven marked a year of progress in all but one aspect of Environmental Health and Safety (EHS) efforts. Highlights included a reaffirmation of EHS principles, external reviews of Responsible Care efforts, new milestones under ISO 14001, and continued reduction of pollutants. An increase in workplace injuries and illnesses marred the progress made in these areas.


PRINCIPLES THAT GUIDE OUR BEHAVIOR

Company President Jack Mulroney reaffirmed Environmental Health and Safety Principles first articulated by Dr. F. Otto Haas in the 1960s. In 1997, they were expanded to include the topics of sustainable development and continuous improvement. A complete copy of the EHS principles can be found on the company's website at www.rohmhaas.com.


EMPLOYEE HEALTH AND SAFETY

In 1997, the company's occupational injury and illness rate (OII) at Rohm and Haas sites worldwide increased to 1.8 cases per 100 employees, reversing a five-year trend toward a safer workplace.

    Despite the setback in injury rates, there were two positive aspects of the year's safety performance: Employees at 36 facilities worked injury-free throughout the year, and lost-time injuries (LTIs), those serious enough to impact an employee's ability to work, decreased by twenty percent.


RESPONSIBLE CARE

Rohm and Haas was among the first companies to embrace the initial Management Systems Verification (MSV) effort in 1996 and remains at the forefront of chemical producers who invite reviews of its environmental, health and safety, activities by teams composed of community representatives.

    Under the MSV program recommended by the U.S. Chemical
Manufacturers Association, internal and external verifiers conducted product stewardship-focused reviews of the Polymers and Resins, Ion Exchange and Agricultural Chemicals businesses. Additional businesses will be reviewed during 1998.


[ID -- CAPTION]
Below: Rohm and Haas won't rest until
its safety record reaches its goal of
zero on-the-job injuries.
Opposite: Rohm and Haas's fungicides,
herbicides and insecticides help improve the yield on niche crops -- everything from roses and grapes to oranges and wheat.

[ID -- PHOTO]


    Evidence that the company remains at the forefront of Responsible Care efforts include:

o The incorporation of Responsible Care goals as part of the corporate leadership agreement and the expectation that Responsible Care programs will be fully implemented worldwide by the end of 1999.

o A plan to conduct MSV reviews for three additional businesses during 1998-1999;

o The completion of the sixth round of community surveys at six NAR sites, in addition to those conducted in Europe, Latin America and Asia-Pacific.

o Open houses for the communities in the United States, Sweden, Japan and Italy, and the addition of two community newsletters in Italy and in Sweden, which brings the total number of newsletters to twelve.


NEW MILESTONES IN ISO 14001

Another indicator of how well a facility manages environmental performance is the International Standards Organization's ISO 14001 Standard. Under ISO 14001, a rigorous review that can take several years to complete may lead to certification congruent with international standards.

    In 1997, the Latin American region became the first to earn ISO 14001 certification at all of its facilities: Apizaco, Mexico; Barranquilla, Colombia; and Jacarei, Brazil. The company's other ISO 14001-certified plants include Grangemouth, Scotland; Jarrow, England; Landskrona, Sweden; Mozzanica, Italy; Tudela, Spain; and West Hill, Canada. Numerous other Rohm and Haas facilities worldwide are moving toward ISO 14001 certification.


POLLUTION PREVENTION

A report of environmental releases and off-site transfers of waste from United States facilities for calendar year 1996 was given to the U.S. Environmental protection Agency in August 1997. It confirmed that the company met its voluntary goal of reducing air emissions by 75 percent from 1987 levels.


[ID -- GRAPHIC
       ROHM AND HAAS WORLDWIDE OII RATE]


Moreover, it showed that Rohm and Haas reduced its overall impact on the environment (emissions to air, water and land as well as off-site transfers for disposal) by 69 percent between 1987 and 1996, a period when production at its US facilities increased by 62 percent.

    These efforts did not go unnoticed. Two Pennsylvania plants (Bristol and Philadelphia) were among a number honored by Pennsylvania Governor Tom Ridge with "The Governor's Award for Environmental Excellence" for their pollution prevention efforts. In addition, the company received its second "Environmental Champion Award" from the EPA for its development of Sea-Nine marine antifoulant, a product of the Biocides business.


OUTLOOK

The disappointing 1997 safety results demand that the company redouble its efforts to regain the positive momentum of prior years. Workplace accidents are simply unacceptable. The company is confident it can move forward on its journey to an accident-free work environment.

    The ongoing challenge of achieving environmental improvements requires that we discover new ways to minimize our impact. One way to achieve this is to focus future efforts on site-specific "Environmental Improvement Objectives" developed by manufacturing facilities in concert with the businesses and local communities. This approach has been adopted to replace the former "percent-reduction" model.

    Finally, the company is determined to remain in the forefront of responsible corporate behavior. While the challenges are significant, the resolve and determination of Rohm and Haas employees worldwide are up to the challenge.

                          1997 FINANCIAL REVIEW

                                 CONTENTS

                    MANAGEMENT DISCUSSION AND ANALYSIS
Results of Operations (1997, 1996 and 1995) ...........................  22
Summary by Business Group (1997, 1996 and 1995) .......................  22
Liquidity, Capital Resources and Other Financial Data .................  27
Market Risk Discussion ................................................  32
Quarterly Results of Operations .......................................  33

                    CONSOLIDATED FINANCIAL STATEMENTS
Summary of Significant Accounting Policies ............................  35
Statements of Consolidated Earnings ...................................  36
Statements of Consolidated Cash Flows .................................  37
Consolidated Balance Sheets ...........................................  38
Statements of Consolidated Stockholders' Equity .......................  39

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note  1 Acquisitions and Dispositions of Assets .......................  40
Note  2 Investments ...................................................  40
Note  3 Other Expense (Income), Net ...................................  40
Note  4 Financial Instruments .........................................  40
Note  5 Income Taxes ..................................................  42
Note  6 Industry Segment Reporting and
        Information about Foreign Operations ..........................  43
Note  7 Pension Plans .................................................  45
Note  8 Employee Benefits .............................................  46
Note  9 Accounts Receivable, Net ......................................  47
Note 10 Inventories ...................................................  47
Note 11 Prepaid Expenses and Other Assets .............................  47
Note 12 Land, Buildings and Equipment, Net ............................  47
Note 13 Other Assets, Net .............................................  47
Note 14 Notes Payable .................................................  48
Note 15 Long-Term Debt ................................................  48
Note 16 Accounts Payable and Accrued Liabilities ......................  48
Note 17 Other Liabilities .............................................  48
Note 18 Stockholders' Equity ..........................................  48
Note 19 Stock Compensation Plans ......................................  49
Note 20 Leases ........................................................  50
Note 21 Contingent Liabilities,
        Guarantees and Commitments ....................................  51
Report on Financial Statements ........................................  53
Independent Auditors' Report ..........................................  53
Eleven-Year Summary of Selected Financial Data  .......................  54

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS
1997, 1996 AND 1995

Volume growth in 1997 and 1996 and on-going productivity gains resulted in double-digit earnings increases during the period. The strong free cash flows that resulted were used to buy back common shares during 1997 and 1996, reducing total common shares outstanding by 11% and further enhancing earnings per share and return on common stockholders' equity. Basic earnings per share reached a new high each year during this three-year period and the 1997 return on common stockholders' equity of 23% was the highest since 1955.

Earnings in 1997 were $410 million, 13% higher than the $363 million reported in 1996. Basic earnings per common share were $6.51, up 19% from $5.45 the previous year. Despite 6% volume growth, sales of $3,999 million were essentially unchanged from 1996 due to weaker currencies in Europe and Asia-Pacific and the absence of Petroleum Chemicals sales which were part of the RohMax joint venture during 1997. All business segments, except Agricultural Chemicals, and all regions contributed to the higher volume, with the European and Latin American regions maintaining strong momentum throughout the year. In addition to volume growth within consolidated operations, earnings in affiliates benefited from strong volume in RohMax and Rodel, as well as reduced losses in AtoHaas Europe.

Earnings in 1996 were $363 million, 24% higher than the $292 million reported in 1995. Basic earnings per common share were $5.45, up from $4.22 the previous year. Sales of $3,982 million were 3% higher than 1995, reflecting 6% volume growth offset by 1% lower selling prices and a 15% decline in the Japanese yen. European currencies were down slightly for the year. All regions and most businesses contributed to the higher volume. Earnings increased because of solid volume growth, which started about mid-year and continued strongly through the fourth quarter, 7% lower raw material prices, tight cost control and the turnaround of the Ion Exchange Resins business. The earnings gain was dampened by lower selling prices and losses from AtoHaas Europe.

Nineteen ninety-seven earnings include a gain of $16 million after tax, or $.26 per common share, the net result of remediation settlements with insurance carriers during the fourth quarter. Included in 1996 earnings was an after-tax gain of $.06 per common share for the sale of land and retroactive tax credits, net of asset writedowns and restructuring charges. Nineteen ninety-five earnings included a charge of $.25 for the clean-up of the Whitmoyer waste site. Without these items, year-over-year per-share earnings increases were 16%, 21% and 18% in 1997, 1996 and 1995 respectively. The repurchase of 2.6 million, 4.4 million and .5 million common shares during 1997, 1996 and 1995, respectively, contributed incrementally $.35 per share to 1997, $.18 to 1996 and an immaterial impact on 1995.

These and other factors affecting earnings are discussed below. They are summarized on a per-share basis on page 26.


SUMMARY BY BUSINESS GROUP
(Refer to table on page 23)

The company's operations are organized by worldwide business groups. A description of each business group's operations can be found in the summary chart at the beginning of this report.

POLYMERS, RESINS AND MONOMERS (PRM) reported 1997 earnings of $260 million, up 14% from 1996. Excluding the effect of the former Petroleum Chemicals business, sales were up 4% on an 8% volume increase. Volume growth was evident in all regions and reflected strong performances in the paper, adhesives and coatings markets. Earnings increased largely as a result of volume. The positive effects, however, were held back by one percent lower selling prices and weaker currencies, the dollar value of which declined an average of 9% in Europe and 10% in Japan during the year.

PRM 1996 earnings of $228 million increased 23% over 1995. Sales increased 7% and volume grew 8%, excluding the impact of the Petroleum Chemicals operations which became part of the RohMax joint venture on July 3, 1996 (see Liquidity section). Volume growth reflected strong performances in the coatings and construction markets in all regions. Earnings increased due to volume growth and lower raw material prices, but were reduced by lower selling prices, startup expenses associated with a new emulsion facility in Houston, Texas, a $7 million after-tax charge for a plant writedown in the U.S., and restructuring costs in Japan.

PERFORMANCE CHEMICALS reported 1997 earnings of $91 million, up 11% from 1996 earnings of $82 million. Sales increased 2% on volume growth of 4%. Because of weaker currencies in Europe and in the Asia-Pacific regions, the volume increase did not result in comparable sales growth. Increased earnings are a result of double-digit volume growth in Electronic Chemicals, which includes a contribution from Rodel, Inc. a 1997 investment. Also contributing was volume growth and operating improvements in Ion Exchange Resins. The discontinuation of the Biocides joint venture with Dead Sea Bromine hurt sales and earnings.

NET SALES BY BUSINESS GROUP AND CUSTOMER LOCATION
-----------------------------------------------------------------------------------------------------------------------------
                 POLYMERS, RESINS        PERFORMANCE                                AGRICULTURAL
                   AND MONOMERS           CHEMICALS             PLASTICS             CHEMICALS                 TOTAL
-----------------------------------------------------------------------------------------------------------------------------
(Millions
of dollars)    1997    1996    1995+  1997   1996   1995+  1997   1996   1995   1997   1996   1995     1997     1996     1995
-----------------------------------------------------------------------------------------------------------------------------
North
America      $1,357  $1,317  $1,277   $303   $288   $272   $383   $378   $384   $144   $139   $141   $2,187   $2,122   $2,074
Europe          363     378     369    209    207    204    235    252    238    152    169    165      959    1,006      976
Asia-
Pacific         216     221     205    229    226    245     39     44     47     89    101    100      573      592      597
Latin
America         115     107     102     18     23     19     30     27     24    117    105     92      280      262      237
             ----------------------  -------------------   ------------------   ------------------   ------------------------
  Total      $2,051  $2,023  $1,953   $759   $744   $740   $687   $701   $693   $502   $514   $498   $3,999   $3,982   $3,884
-----------------------------------------------------------------------------------------------------------------------------
+The operations of the Petroleum Chemicals business have been reclassified from Performance Chemicals to Polymers, Resins and Monomers due to the RohMax joint venture.  Amounts have been restated for 1995 to conform to current year presentation.
-----------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------
SUMMARY OF 1993-1997 RESULTS BY BUSINESS GROUP
-------------------------------------------------------------------------
(Millions of dollars)        1997     1996      1995+     1994+     1993+
-------------------------------------------------------------------------
NET SALES
  Polymers, Resins
    and Monomers           $2,051   $2,023    $1,953    $1,816    $1,682
  Performance Chemicals       759      744       740       644       599
  Plastics                    687      701       693       635       579
  Agricultural Chemicals      502      514       498       439       409
                           ----------------------------------------------
Total                      $3,999   $3,982    $3,884    $3,534    $3,269
-------------------------------------------------------------------------

NET EARNINGS*
  Polymers, Resins
    and Monomers          $   260   $   228   $  185    $  187    $  137
  Performance Chemicals        91        82       69        43        35
  Plastics                     62        54       67        61         1
  Agricultural Chemicals       41        61       55        42        41
  Corporate                   (44)      (62)     (84)      (69)      (88)
                          -----------------------------------------------
Total                     $   410   $   363   $  292    $  264    $  126
-------------------------------------------------------------------------
*Excludes charges for the cumulative effect of accounting changes in 1993.

RONA
  Polymers, Resins
    and Monomers             16.0%     14.7%    11.7%     12.7%     10.1%
  Performance Chemicals      10.9       9.8      8.6       5.2       4.4
  Plastics                   11.0       9.3     10.9      10.7       0.2
  Agricultural Chemicals     10.5      15.1     14.7      11.6      14.1
  Corporate                  (9.2)    (11.2)   (15.6)    (11.0)    (15.7)
                            ---------------------------------------------
Total                        11.2%      9.9%     8.1%      7.6%      4.3%
-------------------------------------------------------------------------


-------------------------------------------------------------------------
SUMMARY OF 1993-1997 RESULTS BY CUSTOMER LOCATION
-------------------------------------------------------------------------
(Millions of dollars)        1997     1996      1995+     1994+     1993+
-------------------------------------------------------------------------
NET SALES
  North America            $2,187   $2,122    $2,074    $1,967    $1,845
  Europe                      959    1,006       976       826       744
  Asia-Pacific                573      592       597       514       458
  Latin America               280      262       237       227       222
                           ----------------------------------------------
Total                      $3,999   $3,982    $3,884    $3,534    $3,269
-------------------------------------------------------------------------

NET EARNINGS*
  North America            $  286   $  235    $  199    $  198    $  143
  Europe                       77       96       102        75        30
  Asia-Pacific                 58       62        58        43        24
  Latin America                33       32        17        17        17
  Corporate                   (44)     (62)      (84)      (69)      (88)
                           ----------------------------------------------
Total                      $  410   $  363    $  292    $  264    $  126
-------------------------------------------------------------------------
*Excludes charges for the cumulative effect of accounting changes in 1993.

RONA
  North America              16.5%    13.9%     12.2%     12.0%      9.6%
  Europe                      9.0     11.2      11.9       9.7       4.1
  Asia-Pacific                9.2      9.8       8.4       6.8       4.2
  Latin America              15.9     15.9       8.7       9.8      10.2
  Corporate                  (9.2)   (11.2)    (15.6)    (11.0)    (15.7)
                            ---------------------------------------------
Total                        11.2%     9.9%      8.1%      7.6%      4.3%
-------------------------------------------------------------------------
The four geographic regions reflect the company's major marketing profit centers relative to customer location.


Corporate includes non-operating items such as interest income and expense, corporate governance costs, corporate exploratory research and fourth quarter 1997 environmental insurance recoveries.

See page 30 for definition of RONA.

+  1993-1995 amounts have been restated for the following items:
1. Corporate governance costs, previously reported in the business and regional results, are now reported in Corporate.
2. Corporate exploratory research, previously reported in Performance Chemicals and North America, is now reported in Corporate.
3. The operations of the Petroleum Chemicals business have been moved from Performance Chemicals to Polymers, Resins and Monomers.

Performance Chemicals reported 1996 earnings of $82 million, up 19% from 1995 earnings of $69 million. Sales increased 3% and volume grew 2%, excluding the effect of the sale in 1995 of Plaskon, a small electronic chemicals subsidiary. Sales were up because of a higher-priced product mix, offset by lower selling prices and weaker currencies in Europe and Japan. Volume gains were restrained by lower shipments by Shipley Company in North America due to a slowdown in the electronics industry during the middle of the year. Performance Chemicals earnings growth was fueled by a turnaround of Ion Exchange Resins, which reported earnings in 1996 compared to losses in 1995. This improvement is due to a significant reduction in operating costs, higher volume and declining raw material prices, though selling prices continued to be lower than the prior year. Performance Chemicals earnings were reduced by lower selling prices, higher operating costs due to the startup of a new biocides production facility, unfavorable currency movements, increased competition and higher operating costs in Europe for Shipley Company.

PLASTICS earnings of $62 million in 1997 were up 15% from 1996, the improvement largely a result of modest losses from AtoHaas Europe, compared with significant losses reported in 1996. Though volume increased 4%, sales decreased 2%, reflecting decreased selling prices and weaker currencies in Europe. Continuing pricing pressure in most plastics sectors also dampened Plastics' earnings recovery. In 1997 AtoHaas Europe was hurt by a $4 million after-tax write-off of start-up expenses for a plant in Italy.

Plastics 1996 earnings were $54 million, down 19% from 1995. Though volume increased 6%, sales grew only 1%, reflecting lower selling prices and weaker currencies in Europe and Japan. The earnings decline was due to losses from AtoHaas Europe resulting from weak market conditions characterized by lower volume, falling prices and higher raw material prices. The company's share of AtoHaas Europe's losses also included
$4 million of costs related to restructuring operations. AtoHaas Americas had flat results due to falling selling prices, higher operating costs and a $2 million after-tax charge for a plant writedown in the U.S. Plastics Additives reported earnings growth fueled by a strong performance in Europe where volume was up and unit operating costs and selling and administrative costs were below 1995 levels.

AGRICULTURAL CHEMICALS earnings in 1997 were $41 million, 33% lower than 1996. Sales and volume decreased 2% from 1996. The volume decrease was due primarily to weather-related lower Dithane fungicide shipments in all regions except Latin America. Sales of other Agricultural Chemical product lines showed growth. The earnings decrease was largely a result of lower volume, weaker currencies in Europe and Japan and the absence of a $6 million after-tax gain from the sale of land in Japan in 1996.

Agricultural Chemicals earnings in 1996 were $61 million, 11% higher than 1995. Sales increased 3%, due to 7% higher volume, offset by a lower-priced product mix and weaker currencies in Europe and Japan. Volume rose due to increased shipments of Dithane fungicide in Asia-Pacific and Latin America. Goal herbicide had higher volume in North America due to approval for use on additional crops. The earnings improvement reflects higher volume and selling prices, lower operating costs and a $6 million after-tax gain on the sale of land in Japan previously used for agricultural research. Weaker currencies in Japan and Europe and higher selling, administrative and research costs to support new product development and market introductions held back earnings growth.

CORPORATE expenses totaled $44 million in 1997, compared with $62 million in 1996 and $84 million in 1995. Included in the 1997 results is an after-tax gain of $16 million, the net result of remediation settlements with insurance carriers during the fourth quarter. The 1995 period included an after-tax charge of $17 million for additional potential liability related to the cleanup of the Whitmoyer waste site. Interest expense was flat in 1997 compared to 1996 and 1995.

[ID -- LINE CHART GRAPHIC]
GROSS PROFIT, SAR, OPERATING EARNINGS*

PHYSICAL VOLUME of shipments increased by 6% in both 1997 and 1996:
-----------------------------------------------------------------
                                            Percent change
BUSINESS GROUP                        1997 VS 1996   1996 vs 1995
-----------------------------------------------------------------
Polymers, Resins and Monomers*             7%             6%
Performance Chemicals                      4             --
Plastics                                   4              6
Agricultural Chemicals                    (2)             7
                                      ===========================
Worldwide                                  6%             6%
-----------------------------------------------------------------
                                            Percent change
CUSTOMER LOCATION                     1997 VS 1996   1996 vs 1995
-----------------------------------------------------------------
North America                              5%             4%
Europe*                                    8              6
Asia-Pacific                               5             12
Latin America                             12              6
                                      ===========================
Worldwide                                  6%             6%
-----------------------------------------------------------------
*Polymers, Resins and Monomers volume would have increased 8% and Europe would have increased 9% in 1996 versus 1995, excluding the impact of the Petroleum Chemicals business, which was part of the RohMax joint venture.


SUMMARY OF CONSOLIDATED RESULTS

The graph on page 24 shows the historical trend of gross profit, selling, administrative and research expenses and operating earnings as a percent of sales.

An analysis of gross profit changes is summarized on a basic per-share basis on page 26.

[ID -- LINE CHART GRAPHIC]
SALES AND VOLUME INDICES

NET SALES of $3,999 million were essentially the same as in 1996, the net result of 6% volume gains, one percent lower selling prices, 9% weaker currencies in Europe, a 10% weaker Japanese yen and the absence of Petroleum Chemicals sales which were part of the RohMax joint venture in 1997. Volume growth was strong in all regions, with all businesses contributing except Agricultural Chemicals. Sales in 1996 of $3,982 million were 3% higher than 1995 due to 6% volume gains, offset by 1% lower selling prices and a 15% weaker Japanese yen. Volume grew due to strengthening economies around the world and the resurgence of the construction and automotive markets. All regions and most businesses contributed to the 1996 volume growth.

RAW MATERIAL PRICES remained stable in 1997. They declined throughout the first three quarters of 1996, until natural gas and oil prices increased in the fourth quarter of that year. Prices for raw materials, including styrene, propylene, acetone and butanol, were down 1%, net, in 1997 compared to decreases of 7% in 1996 and increases of 18% in 1995, excluding currency impacts. The 1995 increases were caused by tightness of petrochemical supply which eased during 1996. The charts below and on page 26 identify year-to-year changes for average unit raw material costs and average unit selling prices based on the company's product mix.

GROSS PROFIT increased to $1,455 million in 1997, up 4% from 1996. The gross profit margin was 36%, 35% and 34% in 1997, 1996 and 1995, respectively. The gross profit margin increased in 1997 because of higher volume but was negatively

[ID -- LINE CHART GRAPHIC]
RAW MATERIALS COST INDEX
affected by one percent lower selling prices and unfavorable currency impacts. Total gross profit increased in 1996 to $1,395 million, up 5% from 1995. The gross profit margin increased in 1996 because of declining raw material prices and higher volume. One percent lower selling prices, a plant writedown in the U.S. and restructuring costs in Japan hurt margins in 1996.

SELLING, ADMINISTRATIVE AND RESEARCH (SAR) EXPENSES in 1997 and 1996 were up 3% each year, excluding the impact of currency movements and the effect of the RohMax joint venture (see Liquidity section). Spending increased due to higher selling expenses, higher bonus expense, insurance costs and the cost of new product introductions.

INTEREST EXPENSE of $39 million in 1997 was flat compared to 1996 and 1995.

SHARE OF AFFILIATE NET EARNINGS were $11 million in 1997, compared to losses of $12 million in 1996 and $5 million in 1995. Nineteen ninety-seven earnings were a result of the RohMax joint venture, the contribution of Rodel, Inc. and improved results from AtoHaas Europe. During 1996, AtoHaas Europe experienced operating losses because of weak market conditions characterized by lower volume, falling selling prices and increasing raw material prices. The 1996 losses of the AtoHaas Europe business also included $4 million of write-offs and costs related to the restructuring of its operations.

OTHER INCOME, NET was $22 million, compared to net other income of $4 million in 1996 and expenses of $48 million in 1995. The current year includes pre-tax income of $26 million, the net effect of remediation settlements with insurance carriers during the fourth quarter. Nineteen ninety-six included a gain of $10 million on the sale of land in Japan and $6 million of royalty income, offset by $8 million of severance and early retirement costs and $5 million of minority interest expense. The 1995 period included $26 million for additional potential liability related to the cleanup of the Whitmoyer waste site, $16 million for severance and early retirement costs, and $4 million for the settlement of litigation.

THE EFFECTIVE TAX RATES were 33% in 1997, 32% in 1996 and 34% in 1995. The 1996 period included a $10 million retroactive tax credit on sales outside the United States.


ANALYSIS OF CHANGE IN BASIC PER-COMMON-SHARE
EARNINGS CURRENT YEAR RELATIVE TO YEAR EARLIER
-----------------------------------------------------------------------
                                                        $/Common Share
                                                          (after tax)
                                                        ---------------
                                                         1997     1996
-----------------------------------------------------------------------
GROSS PROFIT
Selling prices                                          $(.27)   $(.33)
Raw material prices                                       .10      .75
Physical volume and product mix                           .58      .73
Plant writedown and restructuring charges                  --     (.12)
Other manufacturing costs(1)                              .94     (.31)
Currency effect on gross profit                          (.74)    (.12)
                                                        ===============
  Increase in gross profit                                .61      .60
-----------------------------------------------------------------------

OTHER CAUSES
Selling, administrative and research expenses(2)         (.20)    (.08)
Share of affiliate earnings (losses),
  excluding restructuring costs                           .35     (.20)
Asset dispositions and affiliate restructuring costs      .01      .03
Certain net remediation settlements with
  insurance carriers                                      .26       --
Certain waste disposal site cleanup costs                  --      .25
Retroactive tax credit on sales outside of the U.S.      (.15)     .15
Reduction in outstanding shares of common stock           .35      .18
Other                                                    (.17)     .30
                                                        ===============
  Increase from other causes                              .45      .63
-----------------------------------------------------------------------
Increase in basic per-common-share earnings             $1.06    $1.23
-----------------------------------------------------------------------

(1) Includes the favorable impact of higher production rates on unit production costs.
(2) The amounts shown are on a U.S. dollar basis and include the impact of currency movements as compared to the prior period.

[ID -- LINE CHART GRAPHIC]
SELLING PRICE INDEX

LIQUIDITY, CAPITAL RESOURCES AND OTHER FINANCIAL DATA

CASH FLOW Cash provided by operations for 1997 was $791 million. The resulting free cash flow of $416 million was used to reduce debt, invest in joint ventures and to fund the company's stock repurchase program. Free cash flow is cash provided by operating activities less fixed asset spending and dividends. The company has an "A" debt rating and adequate financial resources available to provide cash required for future operations.

FINANCING Total borrowings at year-end 1997 were $606 million, down $101 million from the prior year. At the end of 1997, the debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 31%, compared with 38% at the end of 1996 and 36% at the end of 1995.

ENVIRONMENTAL There is a risk of environmental damage in chemical manufacturing operations. The company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage. These laws and regulations require the company to make significant expenditures for remediation, capital improvements and the operation of environmental protection equipment. Future developments and even more stringent environmental regulations may require the company to make additional unforeseen environmental expenditures. The company's major competitors are confronted by substantially similar environmental risks and regulations.

The company is a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's (EPA) Superfund priority list. The company is also involved in corrective actions at some of its manufacturing facilities. Accruals for expected future remediation costs are in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 96-1, "Environmental Remediation Liabilities," adopted in 1997, which requires an accrual to be recorded when it is probable a liability has been incurred and costs are reasonably estimable. The company considers a broad range of information when determining the amount of the accrual, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for this or similar sites, the liability of other parties, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are updated quarterly as additional technical and legal information becomes available. Major sites for which reserves have been provided are: the non-company-owned Lipari, Woodland and Kramer sites in New Jersey, and Whitmoyer in Pennsylvania and company-owned sites in Bristol and Philadelphia, Pennsylvania, and in Houston, Texas. In addition, the company has provided for future costs at approximately 80 other sites where it has been identified as potentially responsible for cleanup costs and, in some cases, damages for alleged personal injury or property damage.

The amounts charged to earnings before tax for environmental remediation, net of insurance recoveries, were $27 million and $45 million in 1996 and 1995, respectively. Remediation related settlements with insurance carriers, a $20 million charge resulting from an unfavorable arbitration decision relating to the Woodlands sites, and other waste remediation expenses resulted in a net gain of $13 million in 1997. The charge in 1995 included $26 million for additional potential liability related to the cleanup of the Whitmoyer waste site as a result of an adverse

[ID -- LINE CHART GRAPHIC]
FREE CASH FLOW

[ID -- LINE CHART GRAPHIC]
ENVIRONMENTAL EXPENSES AND CAPITAL SPENDING court ruling in that year. The company appealed that ruling and, during 1996, the United States Court of Appeals for the Third Circuit ruled in the company's favor by reversing the 1995 judgment of the Federal District Court regarding indemnification of SmithKline Beecham (SKB) for cleanup of the Whitmoyer site. Rohm and Haas and SKB have agreed to an interim cost sharing arrangement; however, the company will not make any adjustment to its environmental remediation reserves until a final, court-approved arrangement is negotiated.

The reserves for remediation were $147 million and $139 million at December 31, 1997 and 1996, respectively, and are recorded as "other liabilities" (current and long-term). The company is in the midst of lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in the results of operations for the quarter in which the litigation is resolved through settlement or other appropriate legal process. Resolutions typically resolve coverage for both past and future environmental spending.
Insurance recoveries receivable, included in accounts receivable, net, were $19 million at December 31, 1997 and $48 million at December 31, 1996 resulting from collections of $88 million during 1997 and new settlements of $59 million.

In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies related to environmental matters of approximately $65 million at December 31, 1997 and 1996. Further, the company has identified other sites, including its larger manufacturing facilities in the United States, where additional future environmental remediation may be required, but these loss contingencies are not reasonably estimable at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the alternative methods of remediation and the range of cost associated with those alternatives. The company believes that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position or consolidated cash flows of the company, but could have a material adverse effect on consolidated results of operations in any given year because of the company's obligation to record the full projected cost of a project when such costs are probable and reasonably estimable.

In 1995, a lawsuit was filed against the company and other defendants, seeking class action certification for property damage, personal injury and medical monitoring allegedly related to contamination of the Lipari landfill, nearby streams and Lake Alcyon in Pitman, New Jersey. In 1996 and 1997, the plaintiffs withdrew property damage and personal injury claims. The company believes it has substantial defenses to this lawsuit; financial impact, if any, is indeterminable at this time.

Capital spending for new environmental protection equipment was $18 million in 1997. Spending for 1998 and 1999 is expected to be approximately $28 million and $21 million, respectively. Capital expenditures in this category include projects whose primary purpose is pollution control and safety, as well as environmental aspects of projects in other categories on page 29 which are intended primarily to improve operations or increase plant efficiency. The company expects future capital spending for environmental protection equipment to be consistent with prior-year spending patterns. Capital spending does not include the cost of environmental remediation of waste disposal sites.

Cash expenditures for waste disposal site remediation were $37 million in 1997, $58 million in 1996 and $51 million in 1995. The expenditures for remediation are charged against accrued remediation reserves. The cost of operating and maintaining environmental facilities was $95 million, $104 million and $96 million in 1997, 1996 and 1995, respectively, and was charged against current-year earnings.

DIVIDENDS Total common stock dividends paid in 1997 were $1.90 per share, compared to $1.72 per share in 1996 and $1.56 per share in 1995. The company's common stock dividend payout is targeted at approximately 35% of trend-line earnings. Common stock dividends have been paid each year since 1927. The common stock dividend payout has increased annually every year since 1977. Total preferred dividends paid were $2.75 per share in 1997, 1996 and 1995.

ADDITIONS TO LAND, BUILDINGS AND EQUIPMENT Fixed asset additions in 1997 were $254 million, down $80 million from the prior year's spending level. Additions in 1997 included new facilities in Europe and Asia, completion of the capacity-

[ID -- LINE CHART GRAPHIC]
BASIC EARNINGS AND COMMON STOCK DIVIDENDS related projects at Houston, Texas and expansion in electronic chemicals. Additions in 1996 included new emulsion facilities in Thailand, Indonesia and Houston, Texas, and capacity expansion for acrylic acid and butyl acrylate ester at Houston, Texas. The company has budgeted capital expenditures in 1998 of approximately $325 million. Spending for environmental protection equipment, which is included in several of the categories on the chart shown below, was $18 million in 1997 and $32 million in 1996 and 1995.

Expenditures for the past three years, categorized by primary purpose of project, were:

------------------------------------------------------------------
(Millions of dollars)                         1997    1996    1995
------------------------------------------------------------------
Environmental, cost savings
  and infrastructure                          $137    $167    $185
Capacity additions and new
  products                                      87     134     198
Research facilities and
  equipment                                     18      18      16
Capitalized interest cost                       12      15      18
                                              ====================
  Total                                       $254    $334    $417
------------------------------------------------------------------

ACQUISITIONS AND DIVESTITURES In 1997, the company purchased a 26% interest in Rodel, Inc. for approximately $68 million. Rodel is a privately held, Delaware-based leader in precision polishing technology serving the semiconductor, memory disk and glass polishing industries. The investment is accounted for on the equity basis with Rohm and Haas's share of earnings reported as equity in affiliates. The excess of the company's investment in Rodel over its share in the related underlying equity in net assets is being amortized on a straight-line basis over the estimated life of the investment.

In December 1997 and January 1998, the company signed agreements in principle to sell its 50% interest in the RohMax joint venture to its partner, Rohm GmbH, and its 50% interest in the AtoHaas joint venture to Elf Atochem. The pending sales, subject to negotiations, are expected to result in a one-time after-tax gain of approximately $100 million.

On July 3, 1996, the company completed the formation of RohMax, a 50-50 joint venture with Rohm GmbH for the research, manufacture and sale of petroleum additives. The company contributed its petroleum additives inventory, manufacturing and research assets in the United States, Canada and France to the joint venture. Rohm GmbH contributed the assets of its related petroleum additives business in Germany to RohMax. The company's share of RohMax's earnings have been reported using the equity method since July 1996.

STOCK REPURCHASES The 3.5 million share repurchase program approved in October of 1996 by the board of directors was largely completed in October of 1997. Since the company continued to have strong cash flow and a debt-to-equity ratio below 40%, the board of directors approved an additional buyback program in October 1997 authorizing the purchase of up to 3 million shares of common stock over the next two years. These shares represent approximately 5% of the 61 million shares outstanding as of December 31, 1997. From year-end 1995 through year-end 1997, the company repurchased 7 million shares, or approximately 11% of common shares outstanding, at a cost of $518 million. During 1997, the company repurchased 2,551,151 shares of its common stock at a total cost of $216 million, compared to 4,430,971 shares in 1996 at a cost of $302 million. There were 60,875,649 and 63,144,751 common shares outstanding at December 31, 1997 and 1996, respectively.

WORKING CAPITAL (the excess of current assets over current liabilities) was $547 million at year-end 1997, down $23 million from 1996. Accounts receivable from customers decreased $27 million and inventory decreased $24 million. Days sales outstanding were 61 days, down from 64 days at the end of 1996. Days cost of sales in ending inventory was 66 days, down from 68 days at the end of 1996. Details about two major components of working capital at the end of 1997 and 1996 follow:

----------------------------------------------------------
(Millions of dollars)                      1997       1996
----------------------------------------------------------
INVENTORIES
  Year-end balance                         $459       $483
  Annual turnover                          5.5x       5.4x
----------------------------------------------------------
CUSTOMER RECEIVABLES
  Year-end balance                         $672       $699
  Annual turnover                          5.9x       5.7x
----------------------------------------------------------

[ID -- LINE CHART GRAPHIC]
CAPITAL ADDITIONS AND DEPRECIATION

NET FIXED ASSETS  Investment in net fixed assets is summarized below.

----------------------------------------------------------
(Millions of dollars)                      1997       1996
----------------------------------------------------------
Year-end balance                         $2,008     $2,066
Annual turnover                            2.0x       1.9x
----------------------------------------------------------

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

ASSET TURNOVER equals sales divided by year-end total assets. Asset turnover has shown steady improvement, increasing from a low of .87 times in 1992 to 1.0 in 1996 and 1997. The graph below shows asset turnover, operating margin and return on net assets (RONA) for the past eleven years.

RETURN ON NET ASSETS (RONA) equals net earnings plus after-tax interest expense, divided by year-end total assets. RONA was 11.2% in 1997, 9.9% in 1996 and 8.1% in 1995. The 1997 amount rounds to 10.8% when calculated without the beneficial effects of fourth quarter 1997 environmental insurance recoveries.

RETURN ON COMMON STOCKHOLDERS' EQUITY (ROE) is obtained by dividing net earnings less preferred stock dividends by average year-end common stockholders' equity. Average year-end common stockholders' equity is calculated without the reduction for the ESOP transaction. ROE was 23% in 1997, 20% in 1996 and 17% in 1995.

The return on investment graph on page 31 shows these measures for the past eleven years.

YEAR 2000 During 1996 management initiated an enterprise-wide program to prepare the company's computer systems and applications for the year 2000 and, in 1997, began assessing supply chain and customer implications. The company expects a significant proportion of the total effort to represent the redeployment of existing information technology resources. In addition, consulting and other expenses related to software application and facilities enhancements necessary to prepare the systems for the year 2000 are expected to be incurred over the next two years. Through the end of 1997 the costs were immaterial. All of these costs, which are not expected to exceed $15 million, will be charged to expense as incurred.

RECENT ACCOUNTING STANDARDS In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets be reviewed for impairment whenever events indicate that the carrying amount of an asset may not be recoverable. The adoption of this accounting standard in 1996 did not have a material impact on the company's financial position or results of operations.

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which became effective in 1996. The statement encourages the fair value based method which recognizes compensation expense equal to the fair value of the stock-based compensation at the date of the grant. As an alternative, the statement allows companies to continue to apply APB Opinion

[ID -- LINE CHART GRAPHIC]
ASSETS

[ID -- LINE CHART GRAPHIC]
ASSET TURNOVER, PROFIT MARGIN AND RONA

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

In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1 (SOP 96-1), "Environmental Remediation Liabilities," which became effective in 1997. The statement provides authoritative guidance regarding the recognition, measurement, display and disclosure of environmental remediation liabilities. The company's adoption of this accounting guidance in 1997 did not have a material impact on the company's financial position or results of operations.

In 1997, the company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which requires computation and presentation of basic and dilutive earnings per share. Basic earnings per share (EPS) excludes dilution and is computed by dividing net income available for common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. For the years presented, the company's basic earnings per share is equal to earnings per share reported under the previous accounting standards. Dilutive earnings per share is slightly lower than basic earnings per share, primarily due to the impact of convertible preferred stock.

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income as defined includes all changes in equity (net assets) during a period from nonowner sources including net income, foreign currency related items and unrealized gain/loss on certain securities. The disclosures prescribed by this standard must be made beginning in the first quarter of 1998. If this standard had been applied in 1997, the company's 1997 comprehensive income would have been $23 million lower than net earnings primarily reflecting the foreign currency translation adjustment resulting from reductions in the U.S. Dollar book value of assets in Japan where the Japanese yen weakened 10% during the year.

Also in June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the reporting of information about operating segments in annual financial statements. The company is assessing its current business segment reporting to determine changes in reporting required under this new standard. The disclosures prescribed by the statement are required for the company's 1998 annual report with application to interim periods permitted.

[ID -- LINE CHART GRAPHIC]
RETURN ON INVESTMENT

MARKET RISK DISCUSSION

In the normal course of operations, the company is exposed to changes in financial and commodity market conditions due to its business transactions denominated in diverse foreign currencies and its ongoing manufacturing and funding activities. As a result, future earnings, cash flows and fair values of assets and liabilities are subject to uncertainty. The company has established policies, procedures and internal processes governing its management of uncertain market conditions, and uses both operational and financial market actions in its risk management activities, which include the use of derivative instruments. The company does not use derivative instruments for trading purposes. The company only enters into derivative contracts based on economic analysis of underlying exposures anticipating that adverse impacts on future earnings, cash flows and fair values due to fluctuations in foreign currency exchange rates, interest rates and commodity prices will be offset by the proceeds from and changes in fair value of the derivative instruments. The company does not hedge its exposure to market risks in a manner that completely eliminates the effects of changing market conditions on earnings, cash flows and fair values.
In evaluating the effects of changes in foreign currency exchange rates, interest rate and commodity prices on the company's business operations, the risk management system uses sensitivity analysis as a primary analytical technique. The range of changes used for the purpose of this market risk discussion reflects the company's view of changes which are reasonably possible over a one-year period. Fair values are the present value of projected future cash flows based on market rates and prices chosen.

Short-term exposures to changing foreign currency exchange rates are primarily due to operating cash flows denominated in foreign currencies. The company covers known and anticipated operating exposures by using purchased foreign currency exchange option and forward contracts. The primary currencies for which the company has foreign currency exchange rate exposure are the German deutsche mark, Italian lira and Japanese yen. In response to the greater fluctuations in foreign currency exchange rates in recent periods, the company has increased the degree of risk management activities to minimize their impact on earnings in future periods.

The company conducted a sensitivity analysis on the fair value of its foreign currency hedge portfolio assuming an instantaneous 10% change in foreign currency exchange rates from their levels as of December 31, 1997, with all other variables held constant. A 10% appreciation of the U.S. dollar against foreign currencies would result in an increase of $9 million in the fair value of foreign currency exchange hedging contracts. A 10% depreciation of the U.S. dollar would result in a decrease of $6 million in the fair value of foreign currency exchange hedging contracts. The sensitivity in fair value of the foreign currency hedge portfolio represents changes in fair values estimated based on market conditions as of December 31, 1997 without reflecting the effects of underlying anticipated transactions. When those anticipated transactions are realized, actual effects of changing foreign currency exchange rates could have a material impact on earnings and cash flows in future periods.

Long-term exposures to foreign currency exchange rate risks are managed primarily through operational activities. The company manufactures its products in a number of locations around the world; hence, has a cost base in a number of different European and Asian currencies. This diverse base of local currency costs serves to partially counterbalance the earnings effect of potential changes in value of local currency denominated revenues.

The company is exposed to changes in interest rates primarily due to its borrowing and investing activities which include primarily short and long-term debt used to maintain liquidity and fund its business operations. The company's current strategic policy is to maintain from 20% to 40% of floating rate debt, with a long-term average of 30%. A 100 basis point move in interest rates would affect the value of the company's floating and fixed rate instruments, including short and long-term debt and derivative instruments, but would not have a material impact on earnings and changes in their fair values would not have a material adverse effect on the company's financial position. 100 basis points approximate 10% of the company's weighted average rate on its worldwide debt.

The company purchases certain raw materials such as natural gas, propylene, acetone, and butanol under short and long-term supply contracts. The purchase prices are generally determined based on prevailing market conditions. The company uses commodity derivative instruments to modify some of the commodity price risks. Assuming a 10% change in the underlying commodity price, the potential change in the fair value of commodity derivative contracts held at December 31, 1997 would not be material when compared with the company's earnings and financial position.

This market risk discussion and the estimated amounts presented are forward-looking statements that assume certain market conditions. Actual results in the future may differ materially from these projected results due to developments in relevant financial markets, including Asia. The methods used above to assess risk should not be considered projections of expected future events or results.

QUARTERLY RESULTS OF OPERATIONS

Earnings of $104 million in the first quarter of 1997 were up 4% from last year's strong first quarter results of $100 million. Basic earnings per common share were $1.62, compared to earnings of $1.46 per common share in 1996. Though volume increased by 7%, sales of $986 million were down 1% from last year's sales of $994 million because of weaker currencies in Europe and Japan, 2% lower selling prices, lower-priced product mix and the formation of the RohMax joint venture. Earnings increased as a result of higher volume, 2% lower raw material costs, good internal cost control and earnings from affiliates versus losses in 1996. In addition to higher earnings, the per-share increase reflects the impact of the company's common share repurchase program in the first and all subsequent quarters in 1997.

Second quarter 1997 earnings were $117 million, up 16% from last year's results of $101 million. Basic earnings per common share of $1.85 rose 23% from $1.50 per common share in 1996. Volume increased 10% in the quarter as a result of strong growth in Polymers, Resins and Monomers, Plastics and the Electronic Chemicals businesses. Sales of $1,089 million were 3% above the prior year period, due to higher volume balanced by weaker currencies in Japan and in Europe, slightly lower selling prices and the exclusion of sales of businesses accounted for through joint ventures. Earnings increased as a result of higher volume and earnings from affiliates compared with losses in the prior year. Offsetting these increases were an increase in selling, administrative and research expenses and the absence of a non-recurring $10 million ($.15 per common share) retroactive tax credit on sales outside the United States recorded in the second quarter of 1996.

Third quarter 1997 earnings were $91 million, up 5% from last year's earnings of $87 million. Basic earnings per common share of $1.45 rose 11% from $1.31 per common share in 1996. Volume increased 5% in the quarter as a result of strong demand in Polymers, Resins and Monomers and Performance Chemicals. The latter segment's performance was helped largely by the Electronic Chemicals businesses. Despite good volume growth, sales of $974 million were just 1% above the prior-year period, reflecting weaker currencies in Japan and in Europe and moderately lower selling prices. Earnings increased as a result of higher volume, smooth plant operations, earnings from affiliates and lower interest expense.

Earnings in the fourth quarter of 1997 were $98 million, 31% higher than last year's results. Basic earnings per common share were $1.59, compared to $1.16 in 1996. Fourth quarter 1997 earnings include a gain of $16 million after tax, or $.26 per common share, the net result of remediation settlements with insurance carriers. The 1996 results included a net after-tax charge of $.09 per common share for plant writedowns and restructuring charges, net of a gain on the sale of land. Volume for the quarter was essentially unchanged compared to the strong volume growth reported in the 1996 period. Volume gains in Performance Chemicals and Agricultural Chemicals were balanced by decreases in Plastics and in Polymers, Resins and Monomers in the most recent period. Sales decreased 2% to $950 million, due to flat volume and unfavorable currency impacts versus 1996. Regional earnings also were affected by 10% weaker currencies in Europe and an 8% weaker Japanese yen.

[ID -- BAR CHART GRAPHIC]
QUARTERLY STOCK PRICES

1997 QUARTERLY RESULTS
---------------------------------------------------------------------------------------
                                               1st      2nd      3rd      4th     YEAR
(Millions of dollars)                      Quarter  Quarter  Quarter  Quarter     1997
---------------------------------------------------------------------------------------
Net sales                                    $ 986   $1,089    $ 974    $ 950   $3,999
Gross profit                                   361      401      342      351    1,455
Net earnings                                   104      117       91       98      410
---------------------------------------------------------------------------------------
Net earnings per common share, in dollars
  -- Basic                                   $1.62   $ 1.85    $1.45    $1.59   $ 6.51
  -- Diluted                                  1.59     1.82     1.43     1.55     6.39
---------------------------------------------------------------------------------------
Cash dividends per common share, in dollars  $ .45   $  .45    $ .50    $ .50   $ 1.90
---------------------------------------------------------------------------------------
Percentage change from prior year
  Net sales                                     (1)%      3%       1%      (2)%      0%
  Physical volume                                7       10        5        0        6
---------------------------------------------------------------------------------------
  Net earnings                                   4%      16%       5%      31%      13%
---------------------------------------------------------------------------------------
  Basic net earnings per common share           11%      23%      11%      37%      19%
---------------------------------------------------------------------------------------


1996 QUARTERLY RESULTS
---------------------------------------------------------------------------------------
                                               1st      2nd      3rd      4th     Year
(Millions of dollars)                      Quarter  Quarter  Quarter  Quarter     1996
---------------------------------------------------------------------------------------
Net sales                                    $ 994   $1,054    $ 969    $ 965   $3,982
Gross profit                                   363      363      347      322    1,395
Net earnings                                   100      101       87       75      363
---------------------------------------------------------------------------------------
Net earnings per common share, in dollars
  -- Basic                                   $1.46   $ 1.50    $1.31    $1.16   $ 5.45
  -- Diluted                                  1.44     1.48     1.30     1.14     5.37
---------------------------------------------------------------------------------------
Cash dividends per common share, in dollars  $ .41   $  .41    $ .45    $ .45   $ 1.72
---------------------------------------------------------------------------------------
Percentage change from prior year
  Net sales                                      1%       1%       3%       5%       3%
  Physical volume                               (3)       5        8       14        6
---------------------------------------------------------------------------------------
  Net earnings                                  27%      16%      47%      12%      24%
---------------------------------------------------------------------------------------
  Basic net earnings per common share           28%      19%      54%      18%      29%
---------------------------------------------------------------------------------------


1995 QUARTERLY RESULTS
---------------------------------------------------------------------------------------
                                               1st      2nd      3rd      4th     Year
(Millions of dollars)                      Quarter  Quarter  Quarter  Quarter     1995
---------------------------------------------------------------------------------------
Net sales                                    $ 985   $1,042     $942     $915   $3,884
Gross profit                                   357      341      308      327    1,333
Net earnings                                    79       87       59       67      292
---------------------------------------------------------------------------------------
Net earnings per common share, in dollars
  -- Basic                                   $1.14   $ 1.26     $.85     $.98   $ 4.22
  -- Diluted                                  1.13     1.25      .85      .96     4.19
---------------------------------------------------------------------------------------
Cash dividends per common share, in dollars  $ .37   $  .37     $.41     $.41   $ 1.56
---------------------------------------------------------------------------------------
Percentage change from prior year
  Net sales                                     15%      10%       8%       6%      10%
  Physical volume                                5       (3)      (4)      (4)      (2)
---------------------------------------------------------------------------------------
  Net earnings                                  18%      (8)%      7%      43%      11%
---------------------------------------------------------------------------------------
  Basic net earnings per common share           19%      (8)%      9%      44%      11%
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

ENVIRONMENTAL ACCOUNTING Accruals for environmental remediation are recorded when it is probable a liability has been incurred and costs are reasonably estimable. The estimated liabilities are recorded at undiscounted amounts. The cost of operating and maintaining environmental control facilities are charged to expense. Expenditures which mitigate or prevent contamination from future operations are capitalized and depreciated under normal depreciation policies. It is the company's practice to reflect environmental insurance recoveries in the results of operations for the quarter in which litigation is resolved through settlement or other appropriate legal process.

EARNINGS PER SHARE Basic earnings per share is calculated by dividing net earnings applicable to common shareholders by the average number of common shares outstanding for the period. Diluted earnings per share is calculated by adding the earnings impact of the dilutive effect of the conversion of preferred stock to net earnings applicable to common shareholders and dividing this amount by the average number of common shares outstanding for the period adjusted for the assumed preferred stock conversion and for the dilutive effect of an assumed exercise of all options outstanding at the end of the period.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include cash, time deposits and readily marketable securities with original maturities of three months or less.

INVENTORIES Inventories are stated at the lower of cost or market. Cost is primarily determined under the last-in, first-out (LIFO) method.

LAND, BUILDINGS AND EQUIPMENT AND RELATED DEPRECIATION Land, buildings and equipment are carried at cost. Assets are depreciated over their estimated useful lives on the straight-line and accelerated methods. Maintenance and repairs are charged to earnings while replacements and betterments are capitalized. The cost and related accumulated depreciation of buildings and equipment are removed from the accounts upon retirement or other disposition; any resulting profit or loss is reflected in earnings.

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

                  Rohm and Haas Company and Subsidiaries
                   STATEMENTS OF CONSOLIDATED EARNINGS

Years ended December 31, 1997, 1996 and 1995
-------------------------------------------------------------------------------
(Millions of dollars, except per-share amounts)           1997    1996    1995
-------------------------------------------------------------------------------
CURRENT EARNINGS
-------------------------------------------------------------------------------
         Net sales                                      $3,999  $3,982  $3,884
NOTE 10  Cost of goods sold                              2,544   2,587   2,551
                                                        =======================
         Gross profit                                    1,455   1,395   1,333
         Selling and administrative expense                637     631     616
         Research and development expense                  201     187     194
NOTE 12  Interest expense                                   39      39      39
NOTE 2   Share of affiliate net earnings (losses)           11     (12)      5
NOTE 3   Other expense (income), net                       (22)     (4)     48
                                                        =======================
         Earnings before income taxes                      611     530     441
NOTE 5   Income taxes                                      201     167     149
         NET EARNINGS                                   $  410  $  363  $  292
                                                        =======================
NOTE 18  Less preferred stock dividends                      7       7       7
         NET EARNINGS APPLICABLE TO
           COMMON SHAREHOLDERS                          $  403  $  356  $  285
                                                        =======================
         EARNINGS PER COMMON SHARE
           -- BASIC                                     $ 6.51  $ 5.45  $ 4.22
           -- DILUTED                                     6.39    5.37    4.19
-------------------------------------------------------------------------------
         WEIGHTED AVERAGE COMMON SHARES
           OUTSTANDING (in millions)                      61.9    65.4    67.5
===============================================================================

         See accompanying summary of significant accounting policies (page 35) and notes to consolidated financial statements (pages 40-52).

                  Rohm and Haas Company and Subsidiaries
                  STATEMENTS OF CONSOLIDATED CASH FLOWS

Years ended December 31, 1997, 1996 and 1995
-------------------------------------------------------------------------------
(Millions of dollars)                                     1997    1996    1995
-------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                            $  410  $  363  $  292
Adjustments to reconcile net earnings to
  net cash provided by operating activities:
    Depreciation                                           279     262     242
    Deferred income taxes                                  (11)     37      27
    Accounts receivable                                     88     (37)    (77)
    Inventories                                             24      11     (25)
    Accounts payable                                       (63)      5      26
    Federal, foreign and other income taxes                 12      (1)     (3)
    Gain on sale of facilities                              (4)    (10)     --
    Provision for plant writedown and
      restructuring charges                                 --      19      --
    Other working capital changes, net                      41       1     (25)
    Other, net                                              15      56      56
                                                        =======================
      Net cash provided by operating activities            791     706     513
-------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to land, buildings and equipment                (254)   (334)   (417)
Investments in joint ventures, affiliates
  and subsidiaries                                         (80)     (7)     --
Proceeds from the sale of facilities
  and investments                                           10      11      49
                                                        =======================
      Net cash used by investing activities               (324)   (330)   (368)
-------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Purchases of treasury shares                              (216)   (302)    (29)
Proceeds from issuance of long-term debt                    16       2      32
Repayments of long-term debt                               (44)    (52)   (126)
Net change in short-term borrowings                        (73)     68       2
Payment of dividends                                      (121)   (116)   (109)
Other, net, primarily the effect of exchange
  rate changes                                               1      (8)      2
                                                        =======================
      Net cash used by financing activities               (437)   (408)   (228)
-------------------------------------------------------------------------------
Effect of exchange rate changes on cash                     (1)     --      (1)
                                                        =======================
        NET INCREASE (DECREASE) IN CASH AND
          CASH EQUIVALENTS                               $  29   $ (32)  $ (84)
===============================================================================

See accompanying summary of significant accounting policies (page 35) and notes to consolidated financial statements (pages 40-52).

                  Rohm and Haas Company and Subsidiaries
                       CONSOLIDATED BALANCE SHEETS

December 31, 1997 and 1996
-------------------------------------------------------------------------------
(Millions of dollars)                                       1997          1996
-------------------------------------------------------------------------------
         ASSETS
         ----------------------------------------------------------------------
         CURRENT ASSETS
         Cash and cash equivalents                        $   40        $   11
NOTE 9   Accounts receivable, net                            755           841
NOTE 10  Inventories                                         459           483
NOTE 11  Prepaid expenses and other assets                   143           121
                                                          =====================
           Total current assets                            1,397         1,456
         ----------------------------------------------------------------------
NOTE 2   INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED
           SUBSIDIARIES AND AFFILIATES                       197           127
NOTE 12  LAND, BUILDINGS AND EQUIPMENT, NET                2,008         2,066
NOTE 13  OTHER ASSETS, NET                                   298           284
                                                          =====================
                                                          $3,900        $3,933
-------------------------------------------------------------------------------
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ----------------------------------------------------------------------
         CURRENT LIABILITIES
NOTE 14  Notes payable                                    $   97        $  145
NOTE 16  Accounts payable and accrued liabilities            669           669
         Federal, foreign and other income taxes              84            72
                                                          =====================
           Total current liabilities                         850           886
         ----------------------------------------------------------------------
NOTE 15  LONG-TERM DEBT                                      509           562
NOTE 5   DEFERRED INCOME TAXES                               126           137
NOTE 8   EMPLOYEE BENEFITS                                   410           405
NOTE 17  OTHER LIABILITIES                                   130           141
         MINORITY INTEREST                                    78            74
         ----------------------------------------------------------------------
NOTE 18  STOCKHOLDERS' EQUITY
         $2.75 cumulative convertible preferred stock;
           authorized -- 2,846,061 shares; issued -- 1997:
           2,522,926 shares; 1996: 2,631,822 shares          126           131
         Common stock; par value -- $2.50; authorized --
           100,000,000 shares; issued -- 78,652,380 shares   197           197
         Additional paid-in capital                          135           143
         Retained earnings                                 2,325         2,036
                                                          =====================
                                                           2,783         2,507
         Less: Treasury stock (1997 -- 17,776,731 shares;
           1996 -- 15,507,629 shares)                        820           629
         Less: ESOP shares                                   138           145
         Other equity adjustments                            (28)           (5)
                                                          =====================
         Total stockholders' equity                        1,797         1,728
-------------------------------------------------------------------------------
                                                          $3,900        $3,933
===============================================================================

         See accompanying summary of significant accounting policies (page 35) and notes to consolidated financial statements (pages 40-52).

                  Rohm and Haas Company and Subsidiaries
             STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

Years ended December 31, 1997, 1996 and 1995
-------------------------------------------------------------------------------
(Millions of dollars)                                     1997    1996    1995
-------------------------------------------------------------------------------
NOTE 18  PREFERRED STOCK
         ----------------------------------------------------------------------
         Balance, beginning of year                     $  131  $  133  $  134
         Conversion of shares to common stock               (5)     (2)     (1)
                                                        =======================
         Balance, end of year                           $  126  $  131  $  133
                                                        =======================
         COMMON STOCK
         ----------------------------------------------------------------------
         Balance, beginning and end of year             $  197  $  197  $  197
                                                        =======================
         ADDITIONAL PAID-IN CAPITAL
         ----------------------------------------------------------------------
         Balance, beginning of year                     $  143  $  150  $  151
         Shares issued to employees under bonus plan        (8)     (7)     (1)
                                                        =======================
         Balance, end of year                           $  135  $  143  $  150
                                                        =======================
NOTE 15  RETAINED EARNINGS
         ----------------------------------------------------------------------
         Balance, beginning of year                     $2,036  $1,789  $1,606
         Net earnings                                      410     363     292
         Common stock dividends paid ($1.90, $1.72
           and $1.56 per share in 1997, 1996 and
           1995, respectively), net of tax benefit
           of $4 million in 1997 and 1996 and
           $3 million in 1995 related to the ESOP         (114)   (109)   (102)
         Preferred stock dividends ($2.75 per share
           in 1997, 1996 and 1995)                          (7)     (7)     (7)
                                                        =======================
         Balance, end of year                           $2,325  $2,036  $1,789
                                                        =======================
NOTE 18  TREASURY STOCK, AT COST
         ----------------------------------------------------------------------
         Balance, beginning of year                     $  629  $  344  $  323
         Shares issued to employees under bonus plan       (15)    (16)     (7)
         Purchases                                         216     302      29
         Shares issued for conversion of preferred
           stock                                           (10)     (1)     (1)
                                                        =======================
         Balance, end of year                           $  820  $  629  $  344
                                                        =======================
         OTHER EQUITY ADJUSTMENTS
         ----------------------------------------------------------------------
         Balance, beginning of year                     $   (5) $    7  $   11
         Foreign currency translation                      (26)    (12)     (2)
         Pension adjustment                                  3      --      (2)
                                                        =======================
         Balance, end of year                           $  (28) $   (5) $    7
===============================================================================
         See accompanying summary of significant accounting policies (page 35) and notes to consolidated financial statements (pages 40-52).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ACQUISITIONS AND DISPOSITIONS
        OF ASSETS

In December 1997 and January 1998, the company signed agreements in principle to sell its 50% interest in the RohMax joint venture to its partner, Rohm GmbH, and its 50% interest in the AtoHaas joint venture to Elf Atochem. The pending sales, subject to negotiations, are expected to result in a one-time after-tax gain of approximately $100 million.

On July 3, 1996, the company completed the formation of RohMax, a 50-50 joint venture with Rohm GmbH for the research, manufacture and sale of petroleum additives. The company contributed its petroleum additives inventory, manufacturing and research assets in the United States, Canada and France to the joint venture. Rohm GmbH contributed the assets of its related petroleum additives business in Germany to RohMax. The company's share of RohMax's earnings have been reported using the equity method since July 1996.

On June 6, 1997, the company purchased a 25% interest in Rodel, Inc., and subsequently purchased an additional 1%, for a total of approximately $68 million. Rodel is a privately held, Delaware-based leader in precision polishing technology serving the semiconductor, memory disk and glass polishing industries. The investment is accounted for on the equity basis with Rohm and Haas's share of earnings reported as equity in affiliates. The excess of the company's investment in Rodel over its share in the related underlying equity in net assets is being amortized on a straight-line basis over the estimated life of the investment.


NOTE 2: INVESTMENTS

The company's investments in its affiliates (20-50%-owned) totaled $150 million and $81 million at December 31, 1997, and 1996, respectively. The increase from 1996 relates primarily to a 26% investment in Rodel, Inc. (see Note 1). This 1997 investment resulted in the company's total investments in affiliates exceeding the equity in the underlying net assets by approximately $41 million at December 31, 1997, which is being amortized to earnings on a straight-line basis over the estimated life of the investment. At December 31, 1996, the company's equity in net assets of affiliates exceeded the amount of investments in affiliates by about $7 million primarily due to the company's interest in the AtoHaas affiliates.


NOTE 3: OTHER EXPENSE (INCOME), NET
---------------------------------------------------------------
(Millions of dollars)                    1997    1996     1995*
---------------------------------------------------------------
Interest income                          $ (6)   $ (7)    $ (7)
Royalty expense (income), net              (9)     (6)       2
Foreign exchange gains                     (3)     (4)      (4)
Minority interest                           5       5        8
Asset dispositions                         (2)    (10)      (4)
Amortization of intangibles and
  purchased option premiums                 6      10       10
Voluntary early retirement incentives,
  severance, litigation settlements
  and certain waste disposal site
  cleanup costs                             9       8       46
Environmental insurance recoveries        (26)     --       --
Other, net                                  4      --       (3)
                                         ======================
Total                                    $(22)   $ (4)    $ 48
---------------------------------------------------------------
*Restated to conform to current-year presentation.


NOTE 4: FINANCIAL INSTRUMENTS

The company's consolidated results of operations are affected by changes in foreign exchange rates, interest rates and prices of commodity raw materials. The company uses non-leveraged derivative financial instruments to reduce the impact on the company's earnings of specific, known exposures to changes in exchange rates, interest rates and commodity prices. The company does not use derivative instruments for trading purposes. Credit risk associated with non-performance by counterparties is mitigated by only using major financial institutions with high credit ratings. The company also limits the amount of derivative contracts it enters into with each counterparty.

Foreign currency option and forward contracts are used to reduce foreign exchange rate risk. Purchased option contracts are utilized to hedge anticipated sales in foreign currencies by certain foreign subsidiaries. Gains and losses on purchased option contracts are deferred and included in income in the same period as the related sales, except for subsidiaries using their local currency as their functional currency. Those contracts, which amounted to approximately 32% and 25% of the total notional amount outstanding at December 31, 1997 and 1996, are marked to market at each balance sheet date. The notional amounts of currency option contracts totaled $118 and $114 million at December 31, 1997, and 1996, respectively. At December 31, 1997, these included $40 million in German deutsche mark, $23 million in Italian lira, $38 million in Japanese yen and $17 million in other currencies. The contracts outstanding at each balance sheet date have maturities of less than eighteen months. At December 31, 1997 and 1996, net deferred unrealized gains were $4 million and $1 million, respectively.

Forward contracts are used to reduce the exchange rate risk of specific foreign currency transactions. These agreements require the exchange of a foreign currency for U.S. dollars at a fixed rate at a future date. The carrying amounts of foreign currency forward contracts were adjusted at each balance sheet date for changes in underlying exchange rates. There was one Japanese yen forward contract outstanding at December 31, 1997 with a notional value of $5 million and a maturity of less than twelve months. There were no forward contracts outstanding at December 31, 1996. At the end of both years, net unrealized gains and losses were immaterial.

The company uses various interest rate derivative instruments to manage its exposure to interest rate risk. At both December 31, 1997 and 1996, the company held an interest rate floor expiring in 1999 to hedge $50 million of its fixed-rate debt. The floor rate under this contract is 6%. The premium paid for the option is being amortized to interest expense over the option life. In early 1996, the company closed out an interest rate floor option then outstanding hedging $75 million of the company's fixed rate debt at a gain of $1 million.

At both December 31, 1997 and 1996, the company was a party to a written interest rate option contract with a notional amount of $25 million to monetize the call provision on the company's 9.375% debentures due 2019. The counterparty paid the company a premium of $5 million for the right to receive 9.375% fixed rate payments beginning 1999 through 2002. In return, the counterparty will pay the company variable interest payments based on six-month LIBOR. The written option has been marked to market through income at each balance sheet date.

At December 31, 1996, there were interest rate swap agreements outstanding with total notional amounts of $50 million, which expired in February 1997 at an immaterial amount of loss. The net swap position at December 31, 1996 converted $50 million of fixed-rate debt to floating-rate debt. The company was to receive fixed payments at 5.46% and pay at variable rates based on the six-month LIBOR. The differential between the fixed and floating rate amounts was accrued as an adjustment to interest expense. No interest swap agreements were outstanding at December 31, 1997.

The company uses commodity swap agreements for hedging purposes to reduce the effects of changing raw material prices. Gains and losses on the swap agreements are deferred until settlement and recorded as a component of underlying inventory costs when settled. The notional value of commodity swap agreements totaled $9 million and $1 million at December 31, 1997 and 1996, respectively. The company recorded net gains of $1 million in both 1997 and 1996.

The fair value of financial instruments was estimated based on the following methods and assumptions:

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

    Interest rate option contracts and swap agreements -- the fair value is estimated based on quoted market prices of the same or similar issues available.

    Foreign currency option contracts -- the fair value is estimated based on the amount the company would receive or pay to terminate the contracts.

    Foreign currency forward contracts -- the carrying value approximates fair value because these contracts are adjusted to their market value at the balance sheet date.

    Commodity swap agreements -- the fair value is estimated based on the amount the company would receive or pay to terminate the contracts.

The carrying value and fair value of financial instruments at December 31, 1997, and 1996 are as follows:

-------------------------------------------------------------------------
                                         1997                  1996
-------------------------------------------------------------------------
                                 CARRYING    FAIR      Carrying    Fair
(Millions of dollars)             AMOUNT     VALUE      Amount     Value
-------------------------------------------------------------------------
                                            Asset (Liability)
Long-term debt                    $(509)     $(578)     $(562)     $(623)
Interest rate options
  Purchased                          --         --         --         --
  Written                            (8)        (8)        (5)        (5)
Interest rate swap agreements        --         --         --         --
Foreign currency options              5          8          4          5
Foreign currency forward
  contracts                          --         --         --         --
Commodity swap agreements            --         --         --         --
-------------------------------------------------------------------------

NOTE 5: INCOME TAXES

Earnings before income taxes earned within or outside the United States are shown below:
----------------------------------------------------------------
(Millions of dollars)                    1997     1996     1995
----------------------------------------------------------------
United States
  Parent and subsidiaries                $446     $371     $266
Foreign
  Subsidiaries                            154      171      170
  Affiliates                               11      (12)       5
                                         =======================
Earnings before income taxes             $611     $530     $441
----------------------------------------------------------------

The provision for income taxes is composed of:
----------------------------------------------------------------
(Millions of dollars)                    1997     1996     1995
----------------------------------------------------------------
Taxes on U.S. earnings
  Federal
    Current                              $134     $ 56     $ 41
    Deferred                                7       58       40
                                         =======================
                                          141      114       81
                                         =======================
  State and other
    Current                                 6        2        7
                                         =======================
  Total taxes on U.S. earnings            147      116       88
----------------------------------------------------------------
Taxes on foreign earnings
    Current                                77       69       73
    Deferred                              (23)     (18)     (12)
                                         =======================
  Total taxes on foreign earnings          54       51       61
                                         =======================
Total income taxes                       $201     $167     $149
----------------------------------------------------------------

Cash payments of income taxes were $181 million, $120 million and $111 million in 1997, 1996 and 1995, respectively.

Deferred income taxes reflect temporary differences between the valuation of assets and liabilities for financial and tax reporting. Details at December 31, 1997, and 1996 were:

----------------------------------------------------------------
(Millions of dollars)                            1997      1996
----------------------------------------------------------------
Deferred tax assets related to:
  Compensation and benefit programs              $203      $200
  Alternative minimum tax credit carryforward       1         1
  Research and foreign tax credit carryforwards    13        12
  Accruals for waste disposal site remediation     54        34
  Accruals for plant downsizing and writedowns      5         8
  Inventories                                      33        34
  All other                                        24        19
  Valuation allowance                              (4)       (5)
                                                 ===============
    Total deferred tax assets                    $329      $303
                                                 ===============
Deferred tax liabilities related to:
  Tax depreciation in excess of book
    depreciation                                 $289      $282
  Pension                                          69        66
  All other                                         8         3
                                                 ===============
    Total deferred tax liabilities               $366      $351
                                                 ===============
    Net deferred tax liability                   $ 37      $ 48
----------------------------------------------------------------

Deferred taxes, which are classified into a net current and non-current balance by tax jurisdiction, are presented in the balance sheet as follows:

----------------------------------------------------------------
(Millions of dollars)                            1997      1996
----------------------------------------------------------------
Prepaid expenses and other assets                $ 87      $ 86
Other assets, net                                   3         4
Accounts payable and accrued liabilities            1         1
Non-current deferred income taxes                 126       137
                                                 ===============
    Net deferred tax liability                   $ 37      $ 48
----------------------------------------------------------------

The valuation allowance was reduced by $1 million in 1997 and $2 million in 1996 due to usage of tax credit carryforwards and net operating loss carryforwards.

The effective tax rate on income differs from the U.S. statutory tax rate due to the following:

----------------------------------------------------------------
                                         1997     1996     1995
----------------------------------------------------------------
Statutory tax rate                       35.0%    35.0%    35.0%
U.S. tax credits                         (1.5)    (3.4)    (0.9)
Asset dispositions                         --     (0.2)    (0.3)
Effect of non-taxable
  currency items                          0.5     (0.5)    (0.7)
Taxes on foreign earnings
  and tax adjustments of
  foreign subsidiaries                   (0.6)     0.3      0.2
Other, net                               (0.5)     0.3      0.5
                                         =======================
Effective tax rate                       32.9%    31.5%    33.8%
----------------------------------------------------------------

At December 31, 1997, the company had no research tax credit carryforwards. Foreign tax credit carryforwards of $13 million are available to reduce future U.S. income tax payments through 2002 and alternative minimum tax credit carryforwards of $1 million are available to reduce future U.S. regular income tax payments over an indefinite period. In addition, the company has net operating loss carryforwards of $3 million to offset future foreign taxable income through 2002.

Provision for U.S. income taxes, after applying statutory tax credits, was made on the unremitted earnings of foreign subsidiaries and affiliates which have not been reinvested abroad indefinitely. Unremitted earnings, after provision for applicable foreign income taxes, were approximately $366 million at December 31, 1997. If the foreign subsidiary and affiliate earnings were remitted as dividends, the amount of additional U.S. income taxes, after applying statutory tax adjustments, would not be material.

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

In accordance with the provisions of SFAS No. 14, the following tables present information for the years 1995-1997 related to the company's results in the four industry segments described above. The company defines the industry segment for each product shipment (including intermediates) by the customer's use of the product shipped. Therefore, no inter-segment sales or eliminations are shown. In computing each segment's identifiable assets, production facilities that are shared by more than one segment are allocated to each segment on an annual utilization basis.

All information presented for 1995 has been restated for the following items:

1. Corporate governance costs, previously allocated to the businesses and regions, are now reported in Corporate.

2. Corporate exploratory research, previously reported in Performance Chemicals and North America, is now reported in Corporate.

3. The operations of the Petroleum Chemicals business has been moved from Performance Chemicals to Polymers, Resins and Monomers.

----------------------------------------------------------------
(Millions of dollars)                    1997     1996     1995
----------------------------------------------------------------
Sales to customers
  Polymers, Resins and
    Monomers                           $2,051   $2,023   $1,953
  Performance Chemicals                   759      744      740
  Plastics                                687      701      693
  Agricultural Chemicals                  502      514      498
                                       =========================
Total                                  $3,999   $3,982   $3,884
----------------------------------------------------------------
Operating profit
  Polymers, Resins and
    Monomers                           $  389   $  332   $  272
  Performance Chemicals                   138      112      104
  Plastics                                 94       90       97
  Agricultural Chemicals                   64       93       87
                                       =========================
Total                                  $  685   $  627   $  560
----------------------------------------------------------------
Share of affiliate net earnings
 (losses)
  Polymers, Resins and
    Monomers                           $    9   $    2   $    2
  Performance Chemicals                     3       --       --
  Plastics                                 --      (14)       3
  Agricultural Chemicals                   (1)      --       --
                                       =========================
Total                                  $   11   $  (12)  $    5
----------------------------------------------------------------
Identifiable assets at year end
  Polymers, Resins and
    Monomers                           $1,698   $1,750   $1,733
  Performance Chemicals                   799      811      847
  Plastics                                533      561      597
  Agricultural Chemicals                  411      425      391
                                       =========================
Total                                  $3,441   $3,547   $3,568
----------------------------------------------------------------
Investment in affiliates
  Polymers, Resins and
    Monomers                           $   50   $   43   $    7
  Performance Chemicals                    72       --       --
  Plastics                                 28       38       53
                                       =========================
Total                                  $  150   $   81   $   60
----------------------------------------------------------------
Depreciation expense
  Polymers, Resins and
    Monomers                           $  150   $  130   $  122
  Performance Chemicals                    45       44       38
  Plastics                                 51       52       47
  Agricultural Chemicals                   21       21       21
  Corporate                                12       15       14
                                       =========================
Total                                  $  279   $  262   $  242
----------------------------------------------------------------
Capital additions
  Polymers, Resins and
    Monomers                           $  132   $  187   $  211
  Performance Chemicals                    51       50       81
  Plastics                                 39       58       71
  Agricultural Chemicals                   17       22       35
  Corporate                                15       17       19
                                       =========================
Total                                  $  254   $  334   $  417
----------------------------------------------------------------

In addition, the tables below provide information pertaining to the company's operations in different geographic areas, in accordance with SFAS No. 14. Transfers between geographic areas are accounted for at market prices.

----------------------------------------------------------------
(Millions of dollars)                    1997     1996     1995
----------------------------------------------------------------
Sales to customers
  United States                        $2,268   $2,228   $2,168
  Canada                                  122      122      112
  Europe                                  959      985      952
  Asia-Pacific                            445      453      483
  Latin America                           205      194      169
                                       =========================
Total                                  $3,999   $3,982   $3,884
----------------------------------------------------------------
Transfers between geographic areas
  United States                        $  434   $  429   $  337
  Canada                                   36       41       47
  Europe                                  101      154      116
  Asia-Pacific                              5        5       13
  Latin America                            25       27       26
  Adjustments and eliminations           (601)    (656)    (539)
                                       =========================
Total                                  $   --   $   --   $   --
----------------------------------------------------------------
Total sales
  United States                        $2,702   $2,657   $2,505
  Canada                                  158      163      159
  Europe                                1,060    1,139    1,068
  Asia-Pacific                            450      458      496
  Latin America                           230      221      195
  Adjustments and eliminations           (601)    (656)    (539)
                                       =========================
Total                                  $3,999   $3,982   $3,884
----------------------------------------------------------------
Operating profit (loss)
  United States                        $  620   $  549   $  421
  Canada                                   15        9       15
  Europe                                   48       72      115
  Asia-Pacific                              2       (2)      14
  Latin America                            (2)      --        3
  Adjustments and eliminations              2       (1)      (8)
                                       =========================
Total                                  $  685   $  627   $  560
----------------------------------------------------------------
Identifiable assets at year end
  United States                        $2,308   $2,370   $2,383
  Canada                                   41       47       52
  Europe                                  737      751      731
  Asia-Pacific                            416      438      468
  Latin America                           156      151      133
  Adjustments and eliminations           (217)    (210)    (199)
                                       =========================
Total                                  $3,441   $3,547   $3,568
----------------------------------------------------------------

United States export sales to customers were $203 million in 1997, $230 million in 1996 and $206 million in 1995.

Total operating profit and total identifiable assets for both the segment and geographic results are reconciled below to consolidated earnings before income taxes and consolidated total assets. General corporate expense represents interest income earned by general corporate assets, offset by the portion of total expenses incurred at corporate headquarters that do not relate directly to the operations of any geographic area or industry segment. General corporate assets primarily include cash and cash equivalents, advances to unconsolidated subsidiaries and affiliates and capitalized interest. Corporate capital additions include capitalized interest cost. The reconciliation of operating profits and identifiable assets to consolidated totals is as follows:

----------------------------------------------------------------
(Millions of dollars)                    1997     1996     1995
----------------------------------------------------------------
Total operating profit                 $  685   $  627   $  560
Interest expense                          (39)     (39)     (39)
General corporate expense                 (46)     (46)     (85)
Share of affiliate net earnings
  (losses)                                 11      (12)       5
                                       =========================
Earnings before income taxes           $  611   $  530   $  441
----------------------------------------------------------------
Identifiable assets at year end        $3,441   $3,547   $3,568
General corporate assets                  309      305      288
Investment in affiliates                  150       81       60
                                       =========================
Total assets at year end               $3,900   $3,933   $3,916
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

In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the reporting of information about operating segments in annual financial statements. The company is assessing its current business segment reporting to determine if changes in reporting will be required in adopting this new standard. The disclosures prescribed by the statement are required for the company's 1998 annual report with application to interim periods permitted.

NOTE 7: PENSION PLANS

The company has noncontributory pension plans which provide defined benefits to domestic and non-U.S. employees meeting age and length of service requirements. The following disclosures include amounts for both the U.S. and significant foreign pension plans. Pension cost determined in accordance with plan provisions is presented below:

----------------------------------------------------------------
(Millions of dollars)                    1997     1996     1995
----------------------------------------------------------------
Pension cost                             $(10)     $(7)    $(13)
Pension benefit payments                   94       76       68
----------------------------------------------------------------

The negative pension cost primarily reflects recognition of favorable investment experience as stipulated by SFAS No. 87. The pension benefit payments in all three years included payments related to voluntary early retirement incentives and a severance benefit program.

Pension cost includes the following components:

----------------------------------------------------------------------------
(Millions of dollars)                     1997          1996           1995
----------------------------------------------------------------------------
Service cost -- benefits earned
  during the year                       $  39           $ 38           $ 32
Interest cost on projected
  benefit obligation                       63             60             57
Return on plan assets
    -- actual                    $(210)         $(156)         $(253)
    -- less deferred               109             60            163
                                 =====          =====          =====
                                         (101)           (96)           (90)
Other amortization, net                    (1)             2             (1)
Amortization of net gain
  existing at adoption of
  SFAS No. 87                             (10)           (11)           (11)
                                         ====           ====           ====
Net pension cost                        $ (10)          $ (7)          $(13)
----------------------------------------------------------------------------

The early retirement and severance benefit programs resulted in a pre-tax gain of $4 million, $2 million and $1 million in 1997, 1996 and 1995, respectively, as settlement gains from retirees electing lump-sum distributions exceeded the cost of the special termination benefits.

The funded status of these plans at year end was as follows:

----------------------------------------------------------------
(Millions of dollars)                         1997         1996
----------------------------------------------------------------
Actuarial present value of plan benefits
  Vested                                    $  701       $  666
  Nonvested                                     --           --
                                            ====================
Accumulated benefit obligation                 701          666
Effect of projected future
  compensation increase                        242          241
                                            ====================
Projected benefit obligation                   943          907
Plan assets at market value                  1,401        1,306
                                            ====================
Plan assets in excess of projected
  benefit obligation                           459          399
Unrecognized net gain existing at
  adoption of SFAS No. 87                      (42)         (54)
Other unrecognized net gain                   (289)        (219)
                                            ====================
Prepaid pension cost                        $  128       $  126
----------------------------------------------------------------

Net assets of the pension trusts, which primarily consist of common stocks and debt securities, were measured at market value. For U.S. plans, the assumed long-term rate of return on trust assets was 8.5% in 1997 and 1996. Pension benefit obligations were determined from actuarial valuations using an assumed discount rate of 7% at December 31, 1997, and 1996, and an assumed long-term rate of compensation increase of 5% in 1997 and 1996. Non-U.S. plans assumed an average rate of return on trust assets of 9% in 1997 and 1996, an average discount rate for pension benefit obligations of 8% in 1997 and 8.3% in 1996, and an average long-term rate of compensation increase of 6.2% in 1997 and 6.1% in 1996. The company transferred excess pension plan assets of $13 million in 1997 and $13 million in 1996 to fund retiree medical expenses as allowed by U.S. tax regulations.

The company has a noncontributory, unfunded pension plan which provides supplemental defined benefits to U.S. employees whose benefits under the qualified pension plan are limited by the Employee Retirement Security Act of 1974 and the Internal Revenue Code. These employees must meet age and length of service requirements. Pension cost determined in accordance with plan provisions was $6 million in 1997, $7 million in 1996 and $6 million in 1995. Pension benefit payments for this plan were $4 million in 1997, $5 million in 1996 and $3 million in 1995.

In 1995, the company established a nonqualified trust, referred to as a "rabbi" trust, to fund benefit payments under this pension plan. Trust assets are subject to creditor claims under certain conditions and are not the property of employees. Therefore, they are accounted for as corporate assets and are classified as other non-current assets. Assets held in trust at December 31, 1997 and 1996 totaled $25 million and $21 million, respectively.

The status of this plan at year end was as follows:

----------------------------------------------------------------
(Millions of dollars)                         1997         1996
----------------------------------------------------------------
Actuarial present value of plan benefits
  Vested                                      $ 54         $ 51
  Nonvested                                     --           --
                                              ==================
Accumulated benefit obligation                  54           51
Effect of projected future
  compensation increase                          7            2
                                              ==================
Projected benefit obligation                    61           53
Unrecognized net loss existing at
  adoption of SFAS No. 87                       --           (1)
Other unrecognized loss                        (28)         (22)
Adjusted minimum liability                      21           21
                                              ==================
Accrued pension benefit obligation            $ 54         $ 51
----------------------------------------------------------------

Pension benefit obligations were determined from actuarial valuations using an assumed discount rate of 7% at December 31, 1997, and 1996, and an assumed long-term rate of compensation increase of 5% in 1997 and 1996.

In 1997 the company instituted a nonqualified savings plan for eligible employees in the United States. The purpose of the plan is to provide additional retirement savings benefits beyond the otherwise determined savings benefits provided by the Rohm and Haas Company Employee Stock Ownership and Savings Plan (the "Savings Plan"). Each participant's contributions will be notionally invested in the same investment funds as the participant has elected for investment in his or her Savings Plan account. For most participants, the Company will contribute a notional amount equal to 60% of the first 6% of the amount contributed by the participant. The Company's matching contributions will be allocated to deferred stock units. At the time of distribution, each deferred stock unit will be distributed as one share of Rohm and Haas Company common stock. Contributions to this plan were immaterial in 1997.


NOTE 8: EMPLOYEE BENEFITS

----------------------------------------------------------------
(Millions of dollars)                         1997         1996
----------------------------------------------------------------
Postretirement health care and life
  insurance benefits                          $323         $319
Postemployment benefits                         16           18
Unfunded supplemental pension
  plan (see Note 7)                             50           48
Unfunded foreign pension liabilities            21           20
                                              ==================
Total                                         $410         $405
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

The status of the plans at year end was as follows:

----------------------------------------------------------------
(Millions of dollars)                         1997         1996
----------------------------------------------------------------
Accumulated postretirement benefit
  obligation
    Retirees                                  $147         $175
    Fully eligible active plan participants     39           43
    Other active plan participants              79           85
                                              ==================
Total accumulated postretirement benefit
  obligation                                   265          303
    Unrecognized prior service cost             12           11
    Unrecognized gains                          62           20
                                              ==================
Total accrued postretirement benefit
  obligation                                  $339         $334
----------------------------------------------------------------

The accrued postretirement benefit obligation is recorded in "accrued liabilities" (current) and "employee benefits" (non-current).

Net periodic postretirement benefit cost includes the following components:

----------------------------------------------------------------
(Millions of dollars)                    1997     1996     1995
----------------------------------------------------------------
Service cost of benefits earned           $ 5      $ 5      $ 4
Interest cost on accumulated
  postretirement benefit
  obligation                               17       20       22
Net amortization                           (4)      (1)      (1)
                                         =======================
Net periodic postretirement
  benefit cost                            $18      $24      $25
----------------------------------------------------------------

The calculation of the accumulated postretirement benefit obligation assumes 6% and 10% annual rates of increase in the health care cost trend rate for 1997 and 1996, respectively. The company's plan limits its cost for health care coverage to an increase of 10% or less each year, subject ultimately to a maximum cost equal to double the 1992 cost level. Increases in retiree health care costs in excess of these limits will be assumed by retirees. The change in the annual rates of increase reflects lower expected health care inflation, improved health care utilization and lower per capita cost experience. This change resulted in a decrease of approximately $8 million in 1997 postretirement and postemployment benefit costs and a $28 million decrease in the 1997 accumulated postretirement benefit obligation.

A one percentage point increase in the annual health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately $7 million, with an immaterial effect on annual postretirement benefit cost. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 7% at December 31, 1997 and 1996.

NOTE 9: ACCOUNTS RECEIVABLE, NET

----------------------------------------------------------------
(Millions of dollars)                         1997         1996
----------------------------------------------------------------
Customers                                     $672         $699
Unconsolidated subsidiaries and affiliates      43           37
Employees                                        5            7
Insurance recoveries for environmental
  remediation (see Note 21)                     19           48
Other                                           31           64
                                              ==================
                                               770          855
Less allowance for losses                       15           14
                                              ==================
Total                                         $755         $841
----------------------------------------------------------------

The $48 million of insurance recoveries for environmental remediation at December 31, 1996 were collected in January 1997. It is expected that $17 million of the $19 million insurance recoveries balance at December 31, 1997 will be collected in 1998 with the remainder being collected in 1999.


NOTE 10: INVENTORIES

----------------------------------------------------------------
(Millions of dollars)                         1997         1996
----------------------------------------------------------------
Finished products and work in process         $352         $375
Raw materials                                   49           55
Supplies                                        58           53
                                              ==================
Total                                         $459         $483
----------------------------------------------------------------

Beginning inventories used in determining 1997 and 1996 cost of goods sold were $483 million and $504 million, respectively. Inventories amounting to $430 million and $440 million were valued using the LIFO method at December 31, 1997, and 1996, respectively. The excess of current cost over the stated amount for inventories valued under the LIFO method approximated $127 million and $135 million at December 31, 1997, and 1996, respectively. Liquidation of prior years' LIFO inventory layers in 1997 and 1996 did not materially affect cost of goods sold in either year.


NOTE 11: PREPAID EXPENSES AND OTHER ASSETS

----------------------------------------------------------------
(Millions of dollars)                         1997         1996
----------------------------------------------------------------
Prepaid expenses                              $ 36         $ 24
Deferred tax benefits                           87           86
Notes receivable                                 4            1
Other current assets                            16           10
                                              ==================
Total                                         $143         $121
----------------------------------------------------------------

NOTE 12: LAND, BUILDINGS AND EQUIPMENT, NET

----------------------------------------------------------------
(Millions of dollars)                         1997         1996
----------------------------------------------------------------
Land                                        $   50       $   49
Buildings and improvements                     817          790
Machinery and equipment                      3,307        3,113
Capitalized interest cost                      220          209
Construction                                    98          166
                                            ====================
                                             4,492        4,327
Less accumulated depreciation                2,484        2,261
                                            ====================
Total                                       $2,008       $2,066
----------------------------------------------------------------

The principal lives (in years) used in determining depreciation rates of various assets are: buildings and improvements (10-50); machinery and equipment (5-20); automobiles, trucks and tank cars (3-10); furniture and fixtures, laboratory equipment and other assets (5-10).

Gross book values of assets depreciated by accelerated methods totaled $1,115 million and $1,120 million at December 31, 1997, and 1996, respectively. Assets depreciated by the straight-line method totaled $3,320 million and $2,992 million at December 31, 1997, and 1996, respectively.

In 1997, 1996 and 1995, respectively, interest costs of $12 million, $15 million and $18 million were capitalized and added to the gross book value of land, buildings and equipment. Amortization of such capitalized costs included in depreciation expense was $14 million in 1997 and 1996, and $13 million in 1995.


NOTE 13: OTHER ASSETS, NET

----------------------------------------------------------------
(Millions of dollars)                         1997         1996
----------------------------------------------------------------
Prepaid pension costs (see Note 7)            $128         $126
Goodwill                                       110          100
Patents, trademarks, etc.                       54           54
Rabbi trust assets (see Note 7)                 25           21
Deferred tax benefits                            3            4
Other noncurrent assets                         26           21
                                              ==================
                                               346          326
Less accumulated amortization
  of intangible assets                          48           42
                                              ==================
Total                                         $298         $284
----------------------------------------------------------------

NOTE 14: NOTES PAYABLE

----------------------------------------------------------------
(Millions of dollars)                         1997         1996
----------------------------------------------------------------
Short-term borrowings                          $49         $123
Current portion of long-term debt               48           22
                                               =================
Total                                          $97         $145
----------------------------------------------------------------

Short-term borrowings include commercial paper and bank debt owed by foreign subsidiaries. The weighted-average interest rate of short-term borrowings was 7.8% and 6.2% at December 31, 1997 and 1996, respectively.

The company has revolving credit agreements of $250 million which expire in 2002 and $100 million which expire in 1998. These agreements, which carry various interest rates and fees, are available to support commercial paper borrowings. Several permit foreign subsidiaries to borrow local currencies and Eurocurrencies. At December 31, 1997, $25 million was outstanding under these agreements.


NOTE 15: LONG-TERM DEBT

----------------------------------------------------------------
(Millions of dollars)                         1997         1996
----------------------------------------------------------------
9.80% notes due 2020                          $150         $150
9.875% notes due 2000                          100          100
9.375% debentures due 2019
  (callable 1999 at 104.7%)                    100          100
9.50% notes due 2021
  (callable 2002 at 104.8%)                     75           75
3.85%-5.98% notes (yen denominated)
  due 1998 to 2008                              17           47
6.60% obligation due through 2012
  (callable 1997 at 102.6%)                     48           50
5.67% notes due 1998                            --           30
7.81%-8.27% notes due through 1998              --            5
Other                                           19            5
                                              ==================
Total                                         $509         $562
----------------------------------------------------------------

The various loan agreements contain certain restrictions with respect to tangible net worth and maintenance of working capital. There are no restrictions on the payment of dividends.

Total cash used for the payment of interest expense, net of amounts capitalized, was $40 million, $39 million and $42 million in 1997, 1996 and 1995, respectively.

Long-term debt maturing in the next five years is:

----------------------------------------------------------------
(Millions of dollars)
----------------------------------------------------------------
1998                   $ 47      2001                     $12
1999                      5      2002                      12
2000                    110
----------------------------------------------------------------

NOTE 16: ACCOUNTS PAYABLE AND
         ACCRUED LIABILITIES

----------------------------------------------------------------
(Millions of dollars)                         1997         1996
----------------------------------------------------------------
Trade payables                                $252         $319
Payables due to unconsolidated subsidiaries
  and affiliates                                 9           13
Salaries, wages and accrued bonuses            117           71
Taxes, other than income taxes                  38           50
Interest                                        13           13
Employee benefits                               23           22
Reserves for environmental
  remediation                                   47           28
Reserves for plant shutdowns                     3            8
Sales incentive programs                        41           42
Other                                          126          103
                                              ==================
Total                                         $669         $669
----------------------------------------------------------------

NOTE 17: OTHER LIABILITIES

----------------------------------------------------------------
(Millions of dollars)                         1997         1996
----------------------------------------------------------------
Reserves for environmental remediation        $100         $111
Reserves for plant shutdowns                     1            6
Other                                           29           24
                                              ==================
Total                                         $130         $141
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

Dividends paid on ESOP shares, used as a source of funds for meeting the ESOP financing obligation, were $11 million in 1997 and $10 million in 1996. These dividends were recorded at net of the related U.S. tax benefits. The number of ESOP shares not allocated to plan members at December 31, 1997 and 1996 were 4.7 million and 4.9 million, respectively.

The company recorded compensation expense of $6 million in 1997, $6 million in 1996 and $5 million in 1995 for ESOP shares allocated to plan members. The company expects to record annual compensation expense at approximately this level over the next 23 years as the remaining $138 million of ESOP shares are allocated. The allocation of shares from the ESOP is expected to fund a substantial portion of the company's future obligation to match employees savings plan contributions as the market price of Rohm and Haas stock appreciates.

Purchases of treasury stock in 1997 totaled 2,551,151 shares, compared with 4,430,971 and 515,138 shares in 1996 and 1995, respectively. In October 1997, the company largely completed the repurchase of 3.5 million shares of common stock authorized under the second buyback program, and received board approval on October 24, 1997, for a third buyback program of another 3 million shares.

The reconciliation from basic to diluted earnings per share is as follows:

------------------------------------------------------------------
                              Earnings       Shares      Per-Share
                             (Numerator)  (Denominator)   Amount
------------------------------------------------------------------
1997
Net earnings available to
  common shareholders            $403         61,936       $6.51
Convertible preferred stock         7          1,971
Dilutive effect of options         --            239
                                 -------------------
Diluted earnings per share       $410         64,146       $6.39

1996
Net earnings available to
  common shareholders            $356         65,374       $5.45
Convertible preferred stock         7          2,056
Dilutive effect of options         --            175
                                 -------------------
Diluted earnings per share       $363         67,605       $5.37

1995
Net earnings available to
  common shareholders            $285         67,522       $4.22
Convertible preferred stock         7          2,075
Dilutive effect of options         --            167
                                 -------------------
Diluted earnings per share       $292         69,764       $4.19
------------------------------------------------------------------


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

The company has elected to continue to apply the provisions of APB Opinion No. 25. Accordingly, no compensation expense has been recognized for the fixed stock option plans. For restricted stock awards, compensation expense equal to the fair value of the stock on the date of the grant is recognized over the five-year vesting period. Total compensation expense for restricted stock was $1 million in each of the years ended December 31, 1997, 1996 and 1995. Had compensation expense for the company's fixed stock option plans been determined in accordance with SFAS No. 123, the company's net earnings would have been reduced to $407 million in 1997, $361 million in 1996 and $291 million in 1995. Basic earnings per common share would have been reduced to $6.46, $5.41 and $4.20 in 1997, 1996 and 1995, respectively.

RESTRICTED STOCK PLAN OF 1992 FOR NON-EMPLOYEE DIRECTORS

Non-employee directors were given an initial grant of common stock equal to $25,000 when they were first elected to the board and every fifth year thereafter. The shares vest 20% for each year of service. The plan covers an aggregate 50,000 shares of common stock. In 1996, 419 shares with a total value of $24,983 were issued in connection with the election of a new member to the board. Non-employee directors could also elect to receive their board and committee retainers in restricted stock. These shares are immediately vested. In 1996, 1,413 shares at a weighted-average grant-date fair value of $64.88 per share were granted in payment of board and committee retainers. In 1997, no further shares were issued under this Plan and, because of a change in directors' compensation, no further awards are contemplated.

NON-EMPLOYEE DIRECTORS' STOCK PLAN OF 1997

Non-employee directors compensation was changed effective January 1, 1997. Under the 1997 Non-Employee Directors Stock Plan, directors receive half of their annual retainer in deferred stock. Each share of deferred stock represents the right to receive one share of company common stock upon leaving the board. Directors may also elect to defer all or part of their cash compensation into deferred stock. Annual compensation expense is recorded equal to the number of deferred stock shares awarded multiplied by the market value of the company's common stock on the date of award. Additionally, directors receive dividend equivalents on each share of deferred stock, payable in deferred stock, equal to the dividend paid on a share of common stock.

RESTRICTED STOCK PLAN OF 1992

Under this plan, executives are paid some or all of their bonuses in shares of restricted stock instead of cash. Most shares vest after 5 years. The plan covers an aggregate 150,000 shares of common stock. Shares of restricted stock issued in 1997 totaled 31,238 at a weighted-average grant-date fair value of $84 per share. In 1996, 8,854 shares of restricted stock were granted at a weighted-average grant-date fair value of $69.94 per share.

FIXED STOCK OPTION PLANS

The company has granted stock options to key employees under its Stock Option Plans of 1984 and 1992. Options granted pursuant to the plans are priced at the fair market value of the common stock on the date of the grant. Options vest after one year and most expire 10 years from the date of grant. The Stock Option Plan of 1992, as amended in 1994, limits the number of options that can be granted to any one individual within a five-year period to 100,000 shares. Under this plan, the company may grant options for up to 2.5 million shares of common stock. The status of the company's stock options is presented below:

-----------------------------------------------------------------------------
                           1997               1996               1995
-----------------------------------------------------------------------------
                             Weighted-          Weighted-          Weighted-
                              Average            Average            Average
                    Shares   Exercise  Shares   Exercise  Shares   Exercise
                      (000)     Price    (000)     Price    (000)     Price
                    ---------------------------------------------------------
Outstanding at
  beginning
  of year              761     $52.48     777     $45.53     749     $41.84
Granted                200      82.26     201      64.30     139      56.24
Canceled                --         --      (2)     64.44      --         --
Exercised             (163)     42.92    (215)     38.28    (111)     33.97
                       ===                ===                ===
Outstanding at
  end of year          798      61.89     761      52.48     777      45.53
                       ===                ===                ===
Options exercisable
  at year-end          603      55.32     562      48.30     638      43.21
Weighted-average
  fair value of
  options granted
  during the year              $21.77             $16.67             $14.95
------------------------------------------------------------------------------

The Black-Scholes option pricing model was used to estimate the fair value for each grant made during the year. The following are the weighted-average assumptions used for all shares granted in the years indicated:

----------------------------------------------------------------
                                              1997         1996
----------------------------------------------------------------
Dividend yield                                2.59%        2.59%
Volatility                                   20.74        21.52
Risk-free interest rate                       6.46         5.69
Time to exercise                           7 YEARS      7 years
----------------------------------------------------------------

The following table summarizes information about stock options outstanding and exercisable at December 31, 1997:

------------------------------------------------------------------------------
                       Options Outstanding            Options Exercisable
            ------------------------------------------------------------------
Range                      Weighted-    Weighted-                   Weighted-
of             Number       Average      Average      Number         Average
Exercise    Outstanding    Remaining    Exercise    Exercisable     Exercise
Prices         (000)         Life         Price        (000)          Price
------------------------------------------------------------------------------
$32 to $36       72        2.6 years     $34.77          72          $34.77
 42 to  55      135        4.6            49.72         135           49.72
 56 to  64      392        7.3            60.75         392           60.75
 76 to  89      199        9.1            82.26           4           81.75
                ===                                     ===
                798                                     603
                ===                                     ===
------------------------------------------------------------------------------


NOTE 20: LEASES

The company leases certain properties and equipment used in its operations, primarily under operating leases. Most lease agreements require minimum lease payments plus a contingent rental based on equipment usage and escalation factors. Total net rental expense incurred under operating leases amounted to $62 million in 1997, $63 million in 1996 and $81 million in 1995.

Total future minimum lease payments under the terms of non-cancellable operating leases are as follows:

----------------------------------------------------------------
(Millions of dollars)
----------------------------------------------------------------
1998                    $29      2002                     $14
1999                     23      2003-2007                 36
2000                     14      After 2007                27
2001                     12
----------------------------------------------------------------

The leases meeting the criteria for capitalization set forth in SFAS No. 13 have been classified and accounted for as capital leases. Land, building and equipment, net of accumulated depreciation, included $1 million at December 31, 1997 and 1996, respectively, for assets recorded under capitalized leases. The related obligations for these leases are included in notes payable and long-term debt, which totaled $1 million at December 31, 1997 and 1996, respectively.

NOTE 21: CONTINGENT LIABILITIES,
         GUARANTEES AND COMMITMENTS

(a) Environmental

There is an inherent risk of environmental damage in chemical manufacturing operations. The company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage. These laws and regulations require the company to make significant expenditures for remediation, capital improvements and the operation of environmental protection equipment. Future developments and even more stringent environmental regulations may require the company to make additional unforeseen environmental expenditures. The company's major competitors are confronted by substantially similar environmental risks and regulations.

The company is a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's (EPA) Superfund priority list. The company also is involved in corrective actions at some of its manufacturing facilities. Accruals for expected future remediation costs are in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 96-1, "Environmental Remediation Liabilities," adopted in 1997, which requires an accrual to be recorded when it is probable a liability has been incurred and costs are reasonably estimable. The company considers a broad range of information when determining the amount of the accrual, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for this or similar sites, the liability of other parties, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are updated quarterly as additional technical and legal information becomes available. Major sites for which reserves have been provided are: the non-company-owned Lipari, Woodland and Kramer sites in New Jersey, and Whitmoyer in Pennsylvania and company-owned sites in Bristol and Philadelphia, Pennsylvania, and in Houston, Texas. In addition, the company has provided for future costs at approximately 80 other sites where it has been identified as potentially responsible for cleanup costs and, in some cases, damages for alleged personal injury or property damage.

The amounts charged to earnings before tax for environmental remediation, net of insurance recoveries, were $27 million and $45 million in 1996 and 1995, respectively. Remediation related settlements with insurance carriers, a $20 million charge resulting from an unfavorable arbitration decision relating to the Woodlands sites, and other waste remediation expenses resulted in a net gain of $13 million in 1997. The charge in 1995 included $26 million for additional potential liability related to the cleanup of the Whitmoyer waste site as a result of an adverse court ruling in that year. The company appealed that ruling and, during 1996, the United States Court of Appeals for the Third Circuit ruled in the company's favor by reversing the 1995 judgment of the Federal District Court regarding indemnification of SmithKline Beecham (SKB) for cleanup of the Whitmoyer site. Rohm and Haas and SKB have agreed to an interim cost sharing arrangement; however, the company will not make any adjustment to its environmental remediation reserves until a final, court-approved arrangement is negotiated.

The reserves for remediation were $147 million and $139 million at December 31, 1997, and 1996, respectively, and are recorded as "other liabilities" (current and long-term). The company is in the midst of lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in the results of operations for the quarter in which the litigation is resolved through settlement or other appropriate legal process. Resolutions typically resolve coverage for both past and future environmental spending.
Insurance recoveries receivable, included in accounts receivable, net, were $19 million at December 31, 1997 and $48 million at December 31, 1996 resulting from collections of $88 million during 1997 and new settlements of $59 million.

In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies related to environmental matters of approximately $65 million at December 31, 1997 and 1996. Further, the company has identified other sites, including its larger manufacturing facilities in the United States, where additional future environmental remediation may be required, but these loss contingencies are not reasonably estimable at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the alternative methods of remediation and the range of cost associated with those alternatives. The company believes that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position or consolidated cash flows of the company, but could have a material adverse effect on consolidated results of operations in any given year because of the company's obligation to record the full projected cost of a project when such costs are probable and reasonably estimable.

In 1995, a lawsuit was filed against the company and other defendants, seeking class action certification for property damage, personal injury and medical monitoring allegedly related to contamination of the Lipari landfill, nearby streams and Lake Alcyon in Pitman, New Jersey. In 1996 and 1997, the plaintiffs withdrew property damage and personal injury claims. The company believes it has substantial defenses to this lawsuit; financial impact, if any, is indeterminable at this time.

Capital spending for new environmental protection equipment was $18 million in 1997. Spending for 1998 and 1999 is expected to be approximately $28 million and $21 million, respectively. Capital expenditures in this category include projects whose primary purpose is pollution control and safety, as well as environmental aspects of projects which are intended primarily to improve operations or increase plant efficiency. The company expects future capital spending for environmental protection equipment to be consistent with prior-year spending patterns. Capital spending does not include the cost of environmental remediation of waste disposal sites.

Cash expenditures for waste disposal site remediation were $37 million in 1997, $58 million in 1996 and $51 million in 1995. The expenditures for remediation are charged against accrued remediation reserves. The cost of operating and maintaining environmental facilities was $95 million, $104 million and $96 million in 1997, 1996 and 1995, respectively, and was charged against current-year earnings.

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

At December 31, 1997, construction commitments totaled approximately
$24 million.

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

/s/ J. Lawrence Wilson                   /s/ Bradley J. Bell
    J. LAWRENCE WILSON                       BRADLEY J. BELL
    Chairman of the Board                    Vice President
    and Chief Executive Officer              and Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

                                              KPMG PEAT MARWICK LLP
The Board of Directors and Stockholders       1600 Market Street
Rohm and Haas Company:                        Philadelphia, Pennsylvania 19103

We have audited the accompanying consolidated balance sheets of Rohm and Haas Company and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rohm and Haas Company and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP
    February 23, 1998

Rohm and Haas Company and Subsidiaries
ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA
----------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars,
  except per-share amounts)        1997     1996     1995     1994     1993     1992     1991     1990     1989      1988    1987
----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------------
Volume of shipments in
  millions of units               4,997    4,725    4,473    4,549    4,214    3,750    3,267    3,336    3,259    3,143    2,808
Net sales                      $  3,999  $ 3,982  $ 3,884  $ 3,534  $ 3,269  $ 3,063  $ 2,763  $ 2,824  $ 2,661  $ 2,535  $ 2,203
Gross profit                      1,455    1,395    1,333    1,267    1,095    1,049      902      930      841      889      773
Earnings before interest
  and taxes                         650      569      480      453      235      314      288      350      290      378      334
Earnings before
  income taxes                      611      530      441      407      194      261      240      313      251      346      303
EARNINGS BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING
  CHANGES                      $    410  $   363  $   292  $   264  $   126  $   174  $   163  $   207  $   176  $   230  $   195
NET EARNINGS (LOSS)            $    410  $   363  $   292  $   264  $   107  $    (5) $   163  $   207  $   176  $   230  $   195
As a percent of sales
  Gross profit                     36.4%    35.0%    34.3%    35.9%    33.5%    34.2%    32.6%    32.9%    31.6%    35.1%    35.1%
  Selling and administrative
    expense                        16.0     15.8     15.9     16.7     18.0     17.9     17.0     16.1     15.1     15.0     15.2
  Research and development
    expense                         5.0      4.7      5.0      5.7      6.3      6.5      6.6      6.3      6.6      6.2      6.4
  Earnings before cumulative
    effect of accounting
    changes                        10.3      9.1      7.5      7.5      3.9      5.7      5.9      7.3      6.6      9.1      8.9
Return on net assets (1)           11.2%     9.9%     8.1%     7.6%     4.3%     6.1%     6.8%     8.6%     8.3%    11.2%    11.0%
Return on common
  stockholders' equity (2)         22.7%    20.1%    16.6%    16.5%     8.1%    11.4%    11.2%    15.2%    14.0%    20.4%    19.0%
Ten-year compound growth rate
  Sales                             6.1%     6.8%     6.6%     5.6%     5.7%     5.3%     3.9%     5.1%     5.3%     7.3%     7.0%
  Basic earnings per common
    share before cumulative
    effect of accounting
    changes                         8.6     10.5      7.7      5.4     (0.9)     8.6      7.4      9.9      7.1     17.0     19.0
  Cash dividends per
    common share                    8.2      8.2      8.3      9.1     10.5     10.5     11.2     13.0     14.9     16.1     15.1
Wages and salaries             $    630  $   627  $   625  $   632  $   616  $   589  $   540  $   520  $   481  $   457  $   420

CASH FLOW DATA
----------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating
  activities                   $    791  $   706  $   513  $   524  $   358  $   401  $   357  $   336  $   309  $   314  $   291
Additions to fixed assets           254      334      417      339      382      283      265      412      385      338      222
Depreciation                        279      262      242      231      226      203      183      159      150      128      112
Cash dividends                      121      116      109      102       97       88       80       79       77       67       59
Free cash flow (3)                  416      256      (13)      83     (121)      30       12     (155)    (153)     (91)      10
Share repurchases                   216      302       29        7       --        1        1      213       --       10       72
Investments in joint
  ventures, affiliates
  and subsidiaries                   80        7       --       --       --      172       41       12        2       --       40

PER COMMON SHARE DATA AND
OTHER SHARE INFORMATION
----------------------------------------------------------------------------------------------------------------------------------
Net earnings before
  cumulative effect of
  accounting changes
    Basic                      $   6.51  $  5.45  $  4.22  $  3.79  $  1.74  $  2.53  $  2.45  $  3.10  $  2.65  $  3.46  $  2.85
    Diluted                        6.39     5.37     4.19     3.77     1.74     2.53     2.45     3.10     2.65     3.46     2.85
Cash dividends                 $   1.90  $  1.72  $  1.56  $  1.44  $  1.36  $  1.28  $  1.24  $  1.22  $  1.16  $  1.02  $   .86
Common stock price
  High                         $101-1/4  $82-1/2  $64-7/8  $68-1/2  $62      $59-5/8  $48-1/2  $ 37     $37-1/2  $37-1/2  $53-1/4
  Low                            70-5/8   51-1/8   49-1/2   53-1/4   47-1/4   42-3/4   32-3/4    24-1/4  31       28       24
  Year-end close                 95-3/4   81-5/8   64-3/8   57-1/8   59-1/2   53-1/2   43-1/2    34-7/8  34-3/4   34-3/8   31-5/8
Number of shares repurchased
  in thousands                    2,551    4,431      515      123        7       18       16     6,476       8      310    2,421
Average number of shares
  outstanding in thousands       61,936   65,374   67,522   67,707   67,619   66,396   64,103    66,218  66,593   66,561   68,578

AT YEAR-END
----------------------------------------------------------------------------------------------------------------------------------
Working capital                $    547  $   570  $   593  $   508  $   499  $   533  $   606  $   424  $   434  $   485  $   486
Gross fixed assets                4,492    4,327    4,158    3,969    3,696    3,470    3,015    2,770    2,396    2,062    1,754
Total assets                      3,900    3,933    3,916    3,861    3,524    3,517    2,897    2,702    2,455    2,242    1,954
Total debt                          606      707      696      786      773      800      753      679      531      454      365
Stockholders' equity              1,797    1,728    1,781    1,620    1,441    1,428    1,235    1,137    1,311    1,207    1,053
Debt-to-equity ratio (4)           31.3%    37.5%    36.0%    44.3%    48.2%    50.1%    50.0%    48.0%    40.5%    37.6%    34.7%
Number of registered
  common stockholders             4,352    4,492    4,721    4,907    5,120    5,653    5,796    6,088    5,816    5,695    5,864
Number of employees              11,592   11,633   11,670   12,211   12,985   13,619   12,872   12,920   13,040   12,444   12,021
----------------------------------------------------------------------------------------------------------------------------------

(1) Net earnings plus after-tax interest expense, divided by year-end total assets.
(2) Excluding ESOP adjustment and cumulative effect of accounting changes.
(3) Cash provided by operating activities less fixed asset spending and dividends.
(4) Excluding ESOP adjustment.
See accompanying notes on page 56.
See 1997, 1996 and 1995 results in Management Discussion and Analysis on pages 22 to 34.


54           <------         TABLE SPANS FOLIOS        ------>              55

NOTES

A. The 1997 earnings include a gain of $16 million after tax, or $.26 per common share, the net result of remediation settlements with insurance carriers during the fourth quarter.

B. The 1996 earnings included a net gain of 6 cents per common share from non-recurring items. This is the net effect of a 15 cent per common share gain related to retroactive tax credits on sales outside of the Unites States and a charge of 9 cents per common share for charges for restructuring operations in Japan, a plant writedown in the United States, a gain from a land sale in Japan, and restructuring costs associated with the AtoHaas joint venture in Europe.

C. Results in 1995 were reduced by a charge of 25 cents per common share for additional potential liability related to the cleanup of the Whitmoyer waste site in Myerstown, Pennsylvania.

D. Earnings in 1993 included charges of 47 cents per common share for remediation of property near the Lipari landfill, 24 cents per common share for cancelling construction of a plastics manufacturing facility in England and 27 cents per common share for the writedown of the imidized plastics production line in Kentucky. Results also included a gain of 16 cents per common share for the sale of Supelco, Inc.

E. Effective January 1, 1993, the company adopted a new accounting standard for postemployment benefits. The cumulative effect of the change as of the adoption date was a charge of 28 cents per common share. The impact on 1993 earnings was an after-tax charge of 1 cent per common share.

F. Results in 1992 included a 56 cents-per-common-share charge for the estimated costs of downsizing a manufacturing site in Philadelphia.

G. Effective January 1, 1992, the company adopted new accounting standards for postretirement benefits and income taxes. The cumulative effect of these accounting changes as of the adoption date was a charge of $2.69 per common share. The impact on 1992 results was an after-tax charge of 11 cents per common share.

STOCKHOLDER INFORMATION

1998 ANNUAL MEETING

The 1998 Annual Meeting of Stockholders will be held at the American Philosophical Society's Ben Franklin Hall, 427 Chestnut Street, Philadelphia, Pennsylvania, at 10:30 a.m. on Monday, May 4th. Formal notice of the meeting, the proxy statement and form of proxy will be mailed on March 27, 1998.


FORM 10-K REPORT

A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K will be provided upon request to the Public Relations Department, Rohm and Haas Company, 100 Independence Mall West, Philadelphia, Pennsylvania, USA 19106-2399, (215) 592-3045.


STOCK EXCHANGE LISTING

Rohm and Haas Company stock trades on the New York Stock Exchange under the ROH symbol.


STOCK TRANSFER AGENT
AND REGISTRAR

Wachovia Shareholder Services
Wachovia Bank N.A.
P.O. Box 8217
Boston, Massachusetts USA 02266-8217
1-800-633-4236


INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
1600 Market Street
Philadelphia, Pennsylvania USA 19103
(215) 299-3100


COMPANY INFORMATION

Internet World Wide Web users can access information about Rohm and Haas at the following Web address: www.rohmhaas.com.

    General information brochures about Rohm and Haas Company and about its environmental, health and safety policies also are available upon request to the Public Relations Department, Rohm and Haas Company,
100 Independence Mall West, Philadelphia, Pennsylvania, USA 19106-2399,
(215) 592-3045.

                  B O A R D   O F   D I R E C T O R S

[ID -- PHOTO]
WILLIAM J. AVERY
Chairman, Chief Executive Officer and Director,
Crown, Cork & Seal Company, Inc.
Mr. Avery, 57, has been a director since 1997.
Committees: 2,4,6,7

[ID -- PHOTO]
GEORGE B. BEITZEL
Retired Senior Vice President and Director,
International Business Machines Corporation
Mr. Beitzel, 69, has been a director since 1983.
Committees: 1, 5 (Chairman), 6, 7

[ID -- PHOTO]
DANIEL B. BURKE
Retired Chief Executive Officer, President, and Director, Captial Cities/ABC, Inc.
Mr. Burke, 69, has been a director since 1986.
Committees:  2, 4 (Chairman), 6, 7

[ID -- PHOTO]
EARL G. GRAVES
Chairman and Chief Executive Officer, Earl G.
Graves, Ltd.; Chairman and Chief Executive Officer of Pepsi-Cola of Washington, D.C.; Publisher and
Editor of Black Enterprise Magazine
Mr. Graves, 63, has been a director since
1984. Committees:  2, 4, 6, 7 (Chairman)

[ID -- PHOTO]
JAMES A. HENDERSON
Chairman, Chief Executive Officer and Director,
Cummins Engine Company, Inc.
Mr. Henderson, 63, has been a director since 1989.
Committees 1, 5, 6, 7

[ID -- PHOTO]
JOHN H. MCARTHUR
Retired Dean, Harvard Business School
Dr. McArthur, 63, has been a director since 1977.
Committees:  1 (Chairman), 5, 6, 7

[ID -- PHOTO]
PAUL F. MILLER, JR.
Partner in Miller Associates
Mr. Miller, 70, has been a director since 1969.
Committees:  1, 3, 5, 6 (Chairman), 7

[ID -- PHOTO]
JORGE P. MONTOYA
Executive Vice President,
The Procter & Gamble Company;
President, Procter & Gamble Latin America
Mr. Montoya, 51, has been a director since 1996.
Committees: 2,4,6,7

[ID -- PHOTO]
SANDRA O. MOOSE
Senior Vice President and Director,
The Boston Consulting Group, Inc.
Dr. Moose, 56, has been a director since 1981.
Committees:  2 (Chairman), 3, 4, 6, 7

[ID -- PHOTO]
JOHN P. MULRONEY
President and Chief Operating Officer,
Rohm and Haas Company
Mr. Mulroney, 62, has been a director since 1982.
Committees:  2, 3, 7

[ID -- PHOTO]
GILBERT S. OMENN
Executive Vice President for Medical Affairs,
The University of Michigan
Dr. Omenn, 56, has been a director since 1987.
Committees:  1, 5, 6, 7

[ID -- PHOTO]
RONALDO H. SCHMITZ
Member of the Board of Managing
Directors of Deutsche Bank, AG
Dr. Schmitz, 59, has been a director since 1992.
Committees:  1, 5, 6, 7

[ID -- PHOTO]
ALAN SCHRIESHEIM
Director Ermeritus of
Argonne National Laboratory
Dr. Schriesheim, 68, has been a director since 1989.
Committees: 2, 4, 6, 7

[ID -- PHOTO]
MARNA C. WHITTINGTON
Chief Operating Officer, Morgan Stanley
Institutional Investment Management
Dr. Whittington, 50, has been a director since 1989.
Committees: 1, 3, 5, 6, 7

[ID -- PHOTO]
J. LAWRENCE WILSON
Chairman of the Board and Chief Executive
Officer, Rohm and Haas Company
Mr. Wilson, 62, has been a director since 1977.
Committees:  3 (Chairman), 7



CHAIRMAN'S COMMITTEE:

J. LAWRENCE WILSON
Chairman and CEO

JOHN P. MULRONEY
President and COO

BASIL A. VASSILIOU
Vice President
Regional Director, Europe

CHARLES M. TATUM
Vice President
Business Unit Director, Plastics Additives

RAJIV L. GUPTA
Vice President
Regional Director, Asia-Pacific

J. MICHAEL FITZPATRICK
Vice President
Chief Technology Officer


OTHER OFFICERS

WILLIAM C. ANDREWS
Vice President, Controller

THOMAS L. ARCHIBALD
Vice President

PAUL J. BADUINI
Vice President

BRADLEY J. BELL
Vice President,
Chief Financial Officer,
Treasurer

ALBERT H. CAESAR
Vice President

A. WAYNE CARNEY
Vice President

PATRICK R. COLAU
Vice President

NANCE K. DICCIANI
Vice President

DAVID T. ESPENSHADE
Vice President

CARLOS A. ESTEVEZ
Vice President

MARISA L. GUERIN
Vice President

HOWARD C. LEVY
Vice President

PHILIP G. LEWIS
Vice President

RICHARD C. SHIPLEY
Vice President

WILLIAM H. STAAS
Vice President

DAVID A. STITELY
Vice President
Chief Information Officer

JOHN F. TALUCCI
Vice President

ROBERT P. VOGEL
Vice President,
General Counsel

GAIL P. GRANOFF
Secretary

MARC S. ADLER
Assistant Secretary

STANLEY J. HARMER
Assistant Secretary


BOARD COMMITTEES:

1  Audit
2  Corporate Responsibility
3  Executive
4  Executive Compensation
5  Finance
6  Nominating
7  Strategic Planning

     R O H M   A N D   H A A S   C O M P A N Y   L O C A T I O N S

CORPORATE HEADQUARTERS

ROHM AND HAAS COMPANY
100 Independence Mall West
Philadelphia, Pennsylvania USA 19106-2399
(215) 592-3000
(Delaware Corporation)


SUBSIDIARIES

AGLEAD
Tokyo, Japan
(60% owned)

ATOHAAS AMERICAS INC.*
Philadelphia, Pennsylvania, USA
(51% income ownership)

ATOHAAS CANADA INC.*
West Hill, Canada
(51% income ownership)

ATOHAAS DELAWARE INC.*
Wilmington, Delaware USA

ATOHAAS FOREIGN
SALES CORPORATION*
St. Thomas, U.S. Virgin Islands

ATOHAAS MEXICO INC.*
Matamoros, Mexico
(51% income ownership)

BEIJING EASTERN ROHM AND HAAS COMPANY, LIMITED
Beijing, China
(60% owned)

DUOLITE INT. LIMITED
Croydon, England

JAPAN ACRYLIC CHEMICAL
COMPANY, LTD.
Tokyo, Japan

MAQUILADORA GENERAL DE MATAMOROS, S.A. DE C.V.*
Matamoros, Mexico
(51% income ownership)

POLYTRIBO, INC.
Bristol, Pennsylvania USA
(60% owned)

QUIMICA CONOSUR
SOCIEDAD ANONIMA
Montevideo, Uruguay

P.T. ROHM AND HAAS INDONESIA
Jakarta, Indonesia

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

ROHM AND HAAS FINANCE COMPANY
Wilmington, Delaware USA

ROHM AND HAAS FOREIGN
SALES CORPORATION
St. Thomas, U.S. Virgin Islands

ROHM AND HAAS FRANCE S.A.
Paris, France

ROHM AND HAAS HOLDINGS LTD.
Hamilton, Bermuda

ROHM AND HAAS ITALIA S.R.L.
Milan, Italy

ROHM AND HAAS JAPAN K.K.
Tokyo, Japan

ROHM AND HAAS
LATIN AMERICA, INC.
Philadelphia, Pennyslvania

ROHM AND HAAS
MEXICO S.A. DE C.V.
Mexico City, Mexico

ROHM AND HAAS
NEW ZEALAND LIMITED
Auckland, New Zealand

ROHM AND HAAS NORDISKA AB
Landskrona, Sweden

ROHM AND HAAS
PERFORMANCE PLASTICS INC.
Wilmington, Delaware USA

ROHM AND HAAS PHILIPPINES, INC.
Manila, Philippines

ROHM AND HAAS PUERTO RICO INC.
Wilmington, Delaware

ROHM AND HAAS QUIMICA LTDA.
Sao Paulo, Brazil

RANDH ROHMAX HOLDINGS INC.*
Wilmington, Delaware USA

ROHM AND HAAS
(SCOTLAND) LIMITED
Grangemouth, Scotland
(75% owned)

ROHM AND HAAS
SINGAPORE (PTE.) LTD.
Singapore

ROHM AND HAAS TAIWAN INC.
Taipei, Taiwan

ROHM AND HAAS TEXAS INCORPORATED
Houston, Texas USA

ROHM AND HAAS (UK) LIMITED
Croydon, England

ROHMAX ADDITIVES GMBH*
Darmstadt, Germany

ROHMAX CANADA*
West Hill, Canada

ROHMAX FRANCE*
Paris, France

ROHMAX USA*
Philadelphia, Pennsylvania USA

SHIPLEY COMPANY L.L.C.
Marlboro, Massachusetts USA

SHIPLEY EUROPE LIMITED
Coventry, England

SHIPLEY FAR EAST LIMITED
Tokyo, Japan



Affiliates

ATOHAAS B.V.*
Haarlem, The Netherlands
(50% owned)

ATOHAAS EUROPE S.C.A.*
Paris, France
(49% owned)

ATOHAAS HOLDING C.V.*
Haarlem, The Netherlands
(50% owned)

KUREHA CHEMICALS
(Singapore) Pte. Ltd.
Singapore
(25% owned)

NORSOHAAS S.A.
Villers-Saint-Paul, France
(50% owned)

RODEL, INC.
Newark, Delaware
(26% owned)

ROHMAX ADDITIVES GMBH*
Darmstadt, Germany
(50% owned)

ROHMID L.L.C.
Parsippany, New Jersey USA
(50% owned)

TOSOHAAS
Montgomeryville, Pennsylvania USA
(50% owned)



MANUFACTURING LOCATIONS

AUSTRALIA: Geelong
BRAZIL: Jacarei; Sao Leopoldo*
CANADA: Morrisburg*; West Hill
CHINA: Beijing
COLOMBIA: Barranquilla
ENGLAND: Coventry; Jarrow
FRANCE: Bernouville*; Chauny;
  Lauterbourg; Saint Avold*;
  Villers-Saint-Paul
GERMANY: Darmstadt*; Stuttgart*;
  Weiterstadt*
INDONESIA: Cilegon
ITALY: Mozzanica; Rho*
JAPAN: Nagoya; Sasagami; Soma
MEXICO: Apizaco; Matamoros*
NETHERLANDS: Leeuwarden*
NEW ZEALAND: Auckland
PHILIPPINES: Las Pinas
SCOTLAND: Grangemouth
SINGAPORE: Singapore
SPAIN: Tudela
SWEDEN: Landskrona
TAIWAN: Min-Hsiung
THAILAND: Map Ta Phut
UNITED STATES:
  California - Hayward; LaMirada
  Connecticut - Kensington*
  Illinois - Chicago Heights; Kankakee
  Kentucky - Louisville
  Massachusetts - Marlborough
  North Carolina - Charlotte
  Pennsylvania - Bristol; Montgomeryville; Philadelphia
  Tennessee - Knoxville
  Texas - Bayport; Houston


*These subsidiaries or
manufacturing sites are
associated with the RohMax
and AtoHaas joint ventures.
Rohm and Haas has announced
its intention to sell its 50
percent interest in these
companies in 1998. See the
Letter to Shareholders,
beginning on page 2,
for details.

RESEARCH LABORATORIES

CORPORATE RESEARCH HEADQUARTERS
Spring House, Pennsylvania
Bristol, Pennsylvania

OTHER RESEARCH AND
TECHNICAL FACILITIES
Campinas, Brazil
Charlotte, North Carolina
Chauny, France
Houston, Texas
Marlborough, Massachusetts
Newtown, Pennsylvania
Waller County, Texas
Washinomiya, Japan
West Hill, Canada



SALES OFFICES

In major cities around the world.

The company owns a number of other
domestic and foreign subsidiaries which
are involved primarily in sales
activities.  These subsidiaries, either
singly or in the aggregate, are not
significant.  These accounts are not
included in the consolidated financial
statements.



COMPANY INFORMATION

Internet World Wide Web users
can access information about
Rohm and Haas Company at the
following web address:
http://www.rohmhaas.com/

General information brochures about Rohm and Haas Company and about its environmental, health and safety policies also are available upon request to the Public Relations Department,
Rohm and Haas Company, 100 Independence
Mall West, Philadelphia, Pennsylvania,
19106-2399, (215) 592-3045.



TRADEMARKS

Confirm, Dimension, Dithane, Goal,
Indar, Kathon, Mimic, Primene, Pulsor,
Ropaque, Sea-Nine, Systhane, Visor are
trademarks of Rohm and Haas Company.

Plexiglas is a trademark of
Rohm and Haas Company in
North and South America.

Responsible Care is a trademark of the
Chemical Manufacturers Association.


[LOGO]
Rohm and Haas is a Responsible Care(r) Company.

[LOGO]
Printed on recycled paper

[ID -- PHOTO]

                         Rohm and Haas [LOGO]

                APPENDIX TO ANNUAL REPORT TO STOCKHOLDERS
             (Pursuant to Part 232.304(a) of Regulation S-T)

Graphic     Description/Cross Reference
-------     ---------------------------
Cover       Graphic with a photograph of a hand underneath four floating spheres representing the company's four business groups.
            Within the spheres are photographs of a piece of fruit, a printed computer board, a painted window frame and shutter and a roadway with painted traffic markings.

Page 1      Pie charts

              Sales by Business Group
              -----------------------
              Polymers, Resins and Monomers        $2,051 million
              Performance Chemicals                   759 million
              Plastics                                687 million
              Agricultural Chemicals                  502 million

              Sales by Customer Location
              --------------------------
              North America                        $2,187 million
              Europe                                  959 million
              Asia-Pacific                            573 million
              Latin America                           280 million

Page 2      Photograph of:
              J. Lawrence Wilson, Chairman and
              John P. Mulroney, President

Page 3      Photographs of a piece of fruit, a printed 	computer board, a
            painted window frame and shutter and a roadway with painted traffic markings.

Page 4      Bar Charts for Rohm and Haas Company of:

              Volume
              ------
              1993            4,214 million units
              1994            4,549 million units
              1995            4,473 million units
              1996            4,725 million units
              1997            4,997 million units

              Sales
              -----
              1993            $3,269 million
              1994            $3,534 million
              1995            $3,884 million
              1996            $3,982 million
              1997            $3,999 million

              Earnings, before cumulative effect of accounting change
              --------
              1993            $126 million
              1994            $264 million
              1995            $292 million
              1996            $363 million
              1997            $410 million

Page 5 Photographs of a piece of fruit, a printed computer board, a painted window frame and shutter and a roadway with painted traffic markings.

Page 6 Photograph of a hand holding two playing cards. One card is a photograph of a painted gazebo with caption "At left: Winners of the "Prettiest Painted Places" contest held by Rohm and Haas's Paint Quality Institute in 1997 demonstrate that latex paints are beautiful, durable and the ideal choice for homes around the world. Opposite: Rohm and Haas's unparalleled expertise in acrylic emulsion technology is used to make high-quality paper coatings, water-based stains and sealants, adhesives, latex paints and many other products."

Page 7 Graphic with a photograph of two hands, a magician's table and photographs of a house, a can of paint, rolls of colored paper, rolls of adhesive tape and a bottle of floor polish.

Page 8      Photographs of:
            A wine bottle with caption "Water-based adhesives dry clear, making them the ideal product for today's wine bottle labels."

            A woman using hair spray with caption "Acrylic fixatives for hair sprays reduce the emission of compounds to the air that contribute to ground smog."

Page 9      Bar Charts for Polymers, Resins and Monomers Business Group of:

              Volume*
              -------
              1993            3,229 million units
              1994            3,493 million units
              1995            3,408 million units
              1996            3,615 million units
              1997            3,858 million units

              Sales*
              ------
              1993            $1,682 million
              1994            $1,816 million
              1995            $1,953 million
              1996            $2,023 million
              1997            $2,051 million

              Earnings*
              ---------
              1993            $137 million
              1994            $187 million
              1995            $185 million
              1996            $228 million
              1997            $260 million

              * Restated for RohMax JV and a change in cost allocations

            Photograph of a roadway with painted traffic markings with caption "Water-based traffic paints are replacing solvent-based compounds on roadways around the world."

Page 10 Graphic with a photograph of two hands, a magician's table and hat with printed computer boards emerging. Background photographs of computer screens.

Page 11 Photograph of a hand holding two playing cards. One card is a photograph of slurries and polishing pads used in the electronics industry with caption "At left and opposite:
            High-tech products developed by the Electronic Chemicals business enables semiconductor manufacturers to build powerful, intricate circuitry on silicon chips no larger than a human fingernail."

Page 12 Photograph of printed computer board with caption "The right technology, product purity and an ability to match customer formulations exactly are essential to competing successfully in today's electronics industry."

            Bar Charts for Performance Chemicals Business Group of:

              Volume*
              -------
              1993            220 million units
              1994            230 million units
              1995            270 million units
              1996            272 million units
              1997            278 million units

              Sales*
              ------
              1993            $599 million
              1994            $644 million
              1995            $740 million
              1996            $744 million
              1997            $759 million

              Earnings*
              ---------
              1993            $ 35 million
              1994            $ 43 million
              1995            $ 69 million
              1996            $ 82 million
              1997            $ 91 million

              * Restated for RohMax JV and a change in cost allocations

Page 13 Photograph of an aspirin with caption "Rohm and Haas's ion exchange resins ensure that the highest quality water is used to make pharmaceutical products."

Page 14 Graphic with a photograph of two hands holding a handkerchief with a photograph of a cruise ship. Also includes two other photographs of ships and a fish bowl with a photograph of a tropical fish.

Page 15 Photographs of a blender with caption "Above: Plastics additives increase the toughness and durability of everyday products. Opposite: Sea-Nine biocides controls the build up of barnacles on ship hulls without harming sea life."

            Bar Charts for Plastics Business Group of:

              Volume
              ------
              1993            580 million units
              1994            638 million units
              1995            605 million units
              1996            640 million units
              1997            663 million units

              Sales
              -----
              1993            $579 million
              1994            $635 million
              1995            $693 million
              1996            $701 million
              1997            $687 million

              Earnings*
              ---------
              1993            $ 1 million
              1994            $61 million
              1995            $67 million
              1996            $54 million
              1997            $62 million

              * Restated for a change in cost allocations

Page 16 Photographs of an outside stair way and deck with caption "One of the newest applications for Plastics Additives resins can be found in plastic lattice work, which enhances the beauty of the home, yet all but eliminates the maintenance involved with wood products."

Page 17 Photograph of oranges with caption "Rohm and Haas products help bring healthy fruit to market."

            Bar charts for the Agricultural Chemicals Business Group

              Volume
              ------
              1993            185 millions of units
              1994            188 millions of units
              1995            188 millions of units
              1996            201 millions of units
              1997            198 millions of units

              Sales
              -----
              1993            $409 million
              1994            $439 million
              1995            $498 million
              1996            $514 million
              1997            $502 million

              Earnings*
              ---------
              1993            $41 million
              1994            $42 million
              1995            $55 million
              1996            $61 million
              1997            $41 million

            * Restated for a change in cost allocations

Page 18 Graphic with photograph of a hand and of roses, grapes and wheat held in newspapers.

Page 19 Photograph of a hand holding two playing cards. One card is a photograph of a man working in the chemical production environment with caption "Below: Rohm and Haas won't rest until its safety record reaches its goal of zero on-the-job injuries.
            Opposite: Rohm and Haas's fungicides, herbicides and insecticides help improve the yield on niche crops -- everything from roses and grapes to oranges and wheat."

Page 20 Line chart of Rohm and Haas worldwide occupational injury and illness average rate vs. U.S. chemical industry.

            Average number of injuries for every 100 full-time employees:

                                                U.S. chemical
                           Rohm and Haas           industry
                           -------------       ----------------
              1993              3.7                   2.9
              1994              2.5                   2.8
              1995              2.0                   2.6
              1996              1.5                   2.2
              1997              1.8                   2.0

Page 24 Line Chart of Gross Profit, Selling, Administrative and Research Expense (SAR) and Operating Earnings (earnings excluding after-tax interest expense) as a percent of sales:

              Year     Gross Profit     SAR     Operating Earnings
              ----     ------------     ---     ------------------
              1987        35.1          21.7            9.8
              1988        35.1          21.2            9.9
              1989        31.6          21.6            7.6
              1990        32.9          22.4            8.2
              1991        32.6          23.6            7.0
              1992        34.2          24.4            6.8
              1993        33.5          24.3            4.7
              1994        35.9          22.4            8.3
              1995        34.3          20.9            8.2
              1996        35.0          20.5            9.8
              1997        36.4          21.0           10.9

Page 25     Line Chart of Sales and Volume Indices
            1987 = 100

              Year      Sales Dollars     Physical Volume
              ----      -------------     ---------------
              1987          100                 100
              1988          115                 112
              1989          121                 116
              1990          128                 119
              1991          125                 116
              1992          139                 134
              1993          148                 150
              1994          160                 162
              1995          176                 159
              1996          181                 168
              1997          182                 178

            Line Chart of Raw Material Cost Index
            1987 = 100

              Year         Index         Percentage Change
              ----         -----         -----------------
              1987          100                   5
              1988          113                  13
              1989          117                   3
              1990          117                   0
              1991          118                   0
              1992          107                  (9)
              1993          103                  (3)
              1994          108                   4
              1995          131                  21
              1996          122                  (7)
              1997          121                  (1)

Page 26     Line Chart of Selling Price Index
            1987 = 100

              Year         Index         Percentage Change
              ----         -----         -----------------
              1987          100                   3
              1988          105                   5
              1989          106                   1
              1990          109                   3
              1991          112                   2
              1992          111                  (1)
              1993          106                  (4)
              1994          106                   0
              1995          113                   6
              1996          112                  (1)
              1997          111                  (1)

Page 27     Line chart of Free Cash Flow

              Cash provided by operating activities
              -------------------------------------
              1987               $291 million
              1988                314 million
              1989                309 million
              1990                336 million
              1991                357 million
              1992                401 million
              1993                358 million
              1994                524 million
              1995                513 million
              1996                706 million
              1997                791 million

              Free cash flow
              --------------
              1987             $  10  million
              1988               (91) million
              1989              (153) million
              1990              (155) million
              1991                12  million
              1992                30  million
              1993              (121) million
              1994                83  million
              1995               (13) million
              1996               256  million
              1997               416  million

            Line Chart of Environmental Expenses and Capital Spending

              Operating and Maintaining Environmental Facilities
              --------------------------------------------------
              1987               $ 54 million
              1988                 66 million
              1989                 77 million
              1990                 82 million
              1991                 92 million
              1992                108 million
              1993                105 million
              1994                107 million
              1995                 96 million
              1996                104 million
              1997                 95 million

            Capital Spending for New Environmental Protection Equipment
            -----------------------------------------------------------
              1987                $17 million
              1988                 34 million
              1989                 50 million
              1990                 54 million
              1991                 48 million
              1992                 55 million
              1993                 55 million
              1994                 31 million
              1995                 32 million
              1996                 32 million
              1997                 18 million

            Waste Site Remediation Accruals
            -------------------------------
              1987                $12 million
              1988                  5 million
              1989                 12 million
              1990                 46 million
              1991                 49 million
              1992                 23 million
              1993                 57 million
              1994                 31 million
              1995                 45 million
              1996                 27 million
              1997                 46 million

Page 28     Line Chart of Basic Earnings and Common Dividends

              Dollars per Share
              Year      Basic Earnings*      Common Dividends
              ----      ---------------      ----------------
              1987           $2.85                $ .86
              1988            3.46                 1.02
              1989            2.65                 1.16
              1990            3.10                 1.22
              1991            2.45                 1.24
              1992            2.53                 1.28
              1993            1.74                 1.36
              1994            3.79                 1.44
              1995            4.22                 1.56
              1996            5.45                 1.72
              1997            6.51                 1.90

            *Basic earnings per share in 1992 and 1993 are before the
             cumulative effect of accounting changes

Page 29     Line Chart of Capital Additions and Depreciation

              Year        Additions        Depreciation
              ----      ------------       ------------
              1987      $222 million       $112 million
              1988       338 million        128 million
              1989       385 million        150 million
              1990       412 million        159 million
              1991       265 million        183 million
              1992       283 million        203 million
              1993       382 million        226 million
              1994       339 million        231 million
              1995       417 million        242 million
              1996       334 million        262 million
              1997       254 million        279 million

Page 30     Line Chart of Assets as a Percent of Sales

              Year      Fixed Assets      Receivables      Inventories
              ----      ------------      -----------      -----------
              1987         33.2%             16.1%            14.0%
              1988         36.9              15.5             13.4
              1989         43.1              15.8             13.0
              1990         49.2              16.2             13.7
              1991         53.2              17.1             12.4
              1992         57.7              17.9             14.3
              1993         57.2              18.5             12.1
              1994         55.5              19.2             13.8
              1995         52.7              19.5             13.0
              1996         51.9              19.9             12.1
              1997         50.2              18.9             11.5

            Dual-axis line chart of Asset Turnover, Operating Margin and RONA

              Year      Asset Turnover      RONA      Operating Margin
              ----      --------------      ----      ----------------
              1987        1.13 turns        11.0%            9.8%
              1988        1.13              11.2             9.9
              1989        1.08               8.3             7.6
              1990        1.05               8.6             8.2
              1991         .95               6.8             7.0
              1992         .87               6.1             6.8
              1993         .93               4.3             4.7
              1994         .92               7.6             8.3
              1995         .99               8.1             8.2
              1996        1.01               9.9             9.8
              1997        1.03              11.2            10.9

Page 31     Line chart of Return on Investment

              Year      ROE      RONA
              ----      ---      ----
              1987      19.0%    11.0%
              1988      20.4     11.2
              1989      14.0      8.3
              1990      15.2      8.6
              1991      11.2      6.8
              1992      11.4      6.1
              1993       8.1      4.3
              1994      16.5      7.6
              1995      16.6      8.1
              1996      20.1      9.9
              1997      22.7     11.2

Page 33     High-Low Chart of Quarterly Stock Prices in Dollars

                      1st Quarter   2nd Quarter   3rd Quarter   4th Quarter
                      -----------   -----------   -----------   -----------
              1995
              ----
              High      59-1/4        62            61-7/8        64-7/8
              Low       52            49-1/2        54-3/4        54-1/4
              Close     59            54-7/8        60-3/8        64-3/8

              1996
              ----
              High      74-3/4        71            66-3/4        82-1/2
              Low       63-7/8        61-5/8        51-1/8        65-3/8
              Close     66-1/2        62-3/4        65-1/2        81-5/8

              1997
              ----
              High      94-7/8        91-3/8       101-1/4        97-7/16
              Low       74-1/2        70-5/8        88-1/8        79-1/4
              Close     74-7/8        90-1/16       95-15/16      95-3/4

Pages 58
  and 59    Photograph of member of the Board of Directors
              William J. Avery
              George B. Beitzel
              Daniel B. Burke
              Earl G. Graves
              James A. Henderson
              John H. McArthur
              Paul F. Miller, Jr.
              Jorge P. Montoya
              Sandra O. Moose
              John P. Mulroney
              Gilbert S. Omenn
              Ronaldo H. Schmitz
              Alan Schriesheim
              Marna C. Whittington
              J. Lawrence Wilson