Form 10-K, Exhibit 13
period 1999-12-31
ROHM & HAAS CO
filed 2000-03-27
CIK 84792

[LOGO]
ROHM AND HAAS

Rohm and Haas Company
COMING TOGETHER TO GROW
Annual Report 1999

ROHM AND HAAS
Annual Report 1999

Financial Highlights

Millions of dollars (except per-share amounts)              1999     1998
-------------------------------------------------------------------------
For the year:
   Net sales                                              $5,339   $3,720
   Pro forma net sales (1)                                 6,652    6,430
   Net earnings                                              249      440
   Net earnings, excluding non-recurring items (2), (4)      410      395
   Pro forma net earnings (1)                                391      307
   EBITDA (3), (4)                                         1,179    1,015
   Capital additions                                         323      229
   Free cash flow (5)                                        352      328
-------------------------------------------------------------------------
At year end:
   Total assets                                          $11,256   $3,648
   Total debt                                              4,053      581
   Stockholders' equity                                    3,475    1,561
-------------------------------------------------------------------------
Ratios: (6)
   Return on assets                                            4%      13%
   Return on common stockholders' equity (7)                  13       25
-------------------------------------------------------------------------
Per common share:
   Net earnings
     Basic                                                 $1.28    $2.47
     Diluted                                                1.27     2.45
   Net earnings, excluding non-recurring items
     Basic                                                 $2.13    $2.22
     Diluted                                                2.09     2.20
   Common dividends                                        $ .74    $ .70
-------------------------------------------------------------------------

(1) Pro forma results include Morton and LeaRonal as if these 1999 acquisitions had occurred on January 1, 1998. Pro forma earnings exclude non-recurring items.

(2) Non-recurring items for 1999 include: restructuring charges, write-off of purchased in-process research and development (IPR&D) related to the Morton acquisition, charges related to 1998 joint venture dispositions, Electronic Materials segment asset write-downs and other restructuring charges mostly associated with the 48%-owned Rodel affiliate and gains related to environmental remediation related insurance settlements. Non-recurring items for 1998 include: gains on the sale of joint venture interests in AtoHaas and RohMax, asset write-downs, business realignment costs, and loss on the early extinguishment of debt.

(3) Earnings before interest, taxes, depreciation and amortization. For 1999, EBITDA excludes the IPR&D charge.

(4) EBITDA and net earnings, excluding non-recurring items, are presented to assist security analysts and others in evaluating the company's performance and its ability to generate cash. EBITDA and net earnings, excluding non-recurring items, should not be considered as alternatives to cash flow from operating activities, as a measure of liquidity or as alternatives to net income as an indicator of the company's operating performance in accordance with generally accepted accounting principles.

(5) Free cash flow is cash provided by operating activities less fixed asset spending and dividends.

(6) 1999 excludes the IPR&D charge.

(7) Stockholders' equity is before reduction for the ESOP transaction.


Contents

Letter to Shareholders         1
Timeline                       5
Performance Polymers           6
Chemical Specialties          12
Electronic Materials          15
Salt                          19
Corporate Responsibility      22
Financial Index               25

Pro Forma Sales
by Business Segment
Millions of Dollars
[ID: BAR CHART]
$3,551 PERFORMANCE POLYMERS
$1,367 CHEMICAL SPECIALTIES
$  885 ELECTRONIC MATERIALS
$  849 SALT

Pro Forma Sales
By Region
Millions of Dollars
[ID: BAR CHART]
$3,921 NORTH AMERICA
$1,763 EUROPE
$  674 ASIA-PACIFIC
$  294 LATIN AMERICA

For additional information
about Rohm and Haas:
Visit our website: www.rohmhaas.com
Call us at: 1.215.592.3045
Write us at:
100 Independence Mall West
Philadelphia, PA 19106-2399

This report includes forward-looking statements, reflecting management's current expectations, based on reasonable assumptions. Results could differ materially depending upon such factors as changes in business climate, economic and competitive uncertainties, the company's ability to complete the integration of acquired companies, changes in strategies, risks in developing new products and technologies, interest rates, environmental and safety regulations, clean-up costs and foreign exchange rates. Further details about potential risks can be found beginning on page 36 and in the company's 10-K filings with the SEC.

To the Shareholders of Rohm and Haas Company

Making a
good company
better

[ID: PHOTO WITH CAPTION]
Raj L. Gupta, Chairman and CEO

Rohm and Haas is a far different company today than it was at the beginning of 1999. We've made dramatic changes in size, product portfolio, and geographic perspective -- all with the aim of providing better products and solutions for customer needs, and strong profitable growth for the shareholders of Rohm and Haas.

Worldwide
[ID: SALES AND EARNINGS LINE CHARTS]
*Pro forma results include Morton and LeaRonal as if these 1999 acquisitions had occurred on January 1, 1998. Pro forma earnings exclude non-recurring items.

The most visible changes occurred with the acquisitions of Morton International and LeaRonal in 1999, and, early in 2000, increased ownership of Rodel and Silicon Valley Chemlabs (80 percent each). These acquisitions have brought new technology, new markets, new people and new ideas to our organization. And even though they may have been less visible, there have been transformational changes within the former Rohm and Haas as well. Even before the end of the year, all were working together to create a brand-new enterprise with the scale, geographic reach, focused technologies, and leadership talent needed to succeed in the new century. We are creating the new Rohm and Haas.

The 1999 financial performance of this brand-new company is notable. We ended the year with $6.7 billion in sales on a pro forma* basis, which places us among the very top of the world's specialty chemical companies. A steady focus on bringing products to the marketplace, along with an extremely smooth integration process and excellent internal cost control, resulted in 1999 earnings per share of $2.09, excluding net non-recurring items of $161 million, or $.82 per share for integration and restructuring charges, in-process research and development charges and gains on remediation-related insurance recoveries.

*assuming the acquisitions completed before the end of 1999 had occurred at the beginning of the year.

Yet the strength of our financial performance is just one indication that our key stakeholders like what they see when they look at the new Rohm and Haas.

[ID: PHOTO WITH CAPTION]
The Morton Umbrella Girl has been adorning consumer salt cans since the early 1900s.

[ID: PHOTO WITH CAPTION]
J. Michael Fitzpatrick
President and COO


Customers

Even though we were busy with integration-related activities, customers remained our primary focus. This commitment was rewarded with pro forma 1999 sales of $6,652 million, a 3.5 percent increase over the comparable pro forma figure for 1998. Reported sales for Rohm and Haas for the full-year 1999 were $5,339 million. As you read through this report, you will notice that we have organized our businesses into four segments -- Performance Polymers, Chemical Specialties, Electronic Materials and Salt. They are grouped this way because, for the most part, they share technologies, common markets or manufacturing facilities. In addition, you will find that the businesses within each of these four groups also have been given a strategic designation as either a "franchise" or "niche" business. We believe that the franchise businesses offer the greatest promise for fast-paced growth in Rohm and Haas. They have size and global scale, are highly profitable, have the breadth of products and services to support solutions selling, and the ability to develop new technologies for market needs. These franchise businesses are expected to grow at rates considerably faster than the markets in which they compete. They also have first claim on new resources for investment.

The franchise businesses include:

BUSINESS                             1999 PRO FORMA SALES
Coatings                                   $1,110 million
Electronic Materials                         $885 million
Adhesives and Sealants                       $737 million
Surface Finishes                             $507 million
Plastics Additives                           $490 million
Consumer and Industrial Specialties          $374 million

In addition, we have strong niche businesses -- healthy, cash-generating businesses that are meeting or exceeding the growth rates of the markets they serve -- each with a strong technology, excellent market reputations and contributing value for Rohm and Haas. These businesses are:

BUSINESS                             1999 PRO FORMA SALES
Salt                                         $849 million
Agricultural Chemicals                       $534 million
Specialty Polymers                           $402 million
Monomers                                     $305 million
Performance Chemicals                        $248 million
Ion Exchange Resins                          $211 million


Owners

Owners of the company -- the shareholders of Rohm and Haas -- also responded positively to the new company. Proof can be found in the fact that investors placed a valuation on Rohm and Haas (market capitalization) of $9 billion at year end, nearly two times higher than it was at the end of 1998. This represents a profound

[ID: PHOTO WITH CAPTION]
Our photoresists help create today's
semiconductor chips.

vote of confidence in the strategy and direction of the company.
Another metric of success in 1999 is total return to shareholders -- the combined effect of the change in the share price of the company's common stock, plus dividends. From December 31, 1998 to December 31, 1999, the total return to investors in Rohm and Haas increased by nearly 36 percent, compared to an increase of 21 percent for the Standard & Poor's Index during the same period.

[ID: PHOTO WITH CAPTION]
Medical devices contain our plastic additives.


Employees

It has been a year of change for the workforce. We have been through a significant amount of restructuring, and have asked people to shift responsibilities as we transition to the new organization. It is with great pride that we tell you that our workforce has been up to these challenging tasks -- and has surpassed high expectations for innovative ideas, commitment and integrity. We are especially pleased to note that, even with all of the transitions the company

[ID: SIDEBAR]
A Tribute to Leadership

[ID: PHOTO WITH CAPTION]
J. Lawrence Wilson

J. LAWRENCE WILSON retired as chairman and CEO at the end of September 1999 -- ending a 34-year career with Rohm and Haas. When Larry began his term as chairman in 1988, Rohm and Haas was a mid-sized chemical company with about $2.5 billion in sales. When he stepped down in September, Rohm and Haas had grown to be one of the largest specialty chemical companies in the world with $6.7 billion in annual sales (on a pro forma basis).

Larry's impact stretched far beyond the borders of Rohm and Haas. Through the years, he had a tremendous influence on the chemical industry through his association with the U.S. Chemical Manufacturers Association (CMA). He sat on the CMA board of directors for many years and served as chairman from June 1996 until June 1997. He was instrumental in refining the Responsible Care program, initiating much of the government advocacy done today, developing research programs focusing on the health and environmental effects of chemicals, and helping to globalize the chemical industry.

[ID: PHOTO WITH CAPTION]
S. Jay Stewart

S. JAY STEWART retired as vice chairman of Rohm and Haas at the end of October 1999, after serving as CEO of Morton International from 1994 until June 1999 when Rohm and Haas acquired Morton.

During his distinguished career at Morton, Jay contributed to the growth of the company, which had leadership positions in many of its businesses. In 1997, Jay was instrumental in creating the largest automobile occupant restraint company in the world when Morton's airbag business merged with Autoliv. He also expanded Morton's salt business and powder coatings business into Europe in 1997 and early 1998 with the acquisition of Salins du Midi, the largest independent salt company in Europe; and Pulverlac, the premier powder coatings company in Italy.

More than anyone else, these two men had the insight, courage and ability to bring Morton and Rohm and Haas together and to begin to shape the new Rohm and Haas that exists today. We applaud their leadership and integrity and express our most sincere thanks for their years of service to their respective companies. We wish them both well in future endeavors.

made during the year, we continued to improve our safety performance. Fewer people were hurt on the job in 1999 than during the year before. Yet we are not satisfied -- and will not be satisfied -- until no one is hurt while working for Rohm and Haas.


Community

Rohm and Haas prides itself on having earned a good name in the communities in which we operate. As a result of the acquisitions, we now have nearly 150 sites -- almost triple what we operated a year ago. Yet, no matter how large we become, we will continue efforts to earn and maintain the public trust. Larger companies can, and should, be held to a leadership standard that raises the bar for others. Our behavior must ensure we meet or exceed the expectations of the public.


Process

We must have robust internal systems, dynamic processes and globally integrated businesses and staff groups to compete for the long term. Structural changes in the chemical industry (fewer and larger firms), married with breakthrough changes in the way information is processed, signal a new set of realities -- a need for tremendous access to information and lightning-quick speed to share it within our organization and with key customers; an ongoing need for extraordinary organizational efficiency.

[ID: PHOTO WITH CAPTION]
All aspects of our electronic materials
technologies contribute to today's electronic devices.

The single most important metric of success in this area in 1999 has been our ability to meet the integration cost-savings goals we set for ourselves even before the acquisitions were completed. As of December 1999, Rohm and Haas had reduced its operating expense rate by more than $150 million, well on the way to achieving a $300 million lower run rate by the end of 2000.

We are committed to keeping operational excellence as a core competency and will make further improvements in the future -- yet we have already begun to build the internal processes that will facilitate strong growth for Rohm and Haas going forward. We are incorporating best practices from the acquired companies and building systems for leveraging the power of the internet.


Going Forward

As we take this new company into the new century, we will maintain our resolve and focus on the following key goals:

 . to deliver on promised cost synergies of $300 million by the end of the year;

 . to implement growth strategies for the franchise businesses that will drive consolidated revenue growth for the company in excess of 6 percent in 2000, higher in ensuing years;

 . to continue to satisfy all our stakeholder groups by meeting our commitments to them; and

 . to innovate with services, business processes and technology quickly and flawlessly for the betterment of Rohm and Haas and its shareholders.

/s/ RAJ GUPTA                          /s/ J. MICHAEL FITZPATRICK
    Raj Gupta                              J. Michael Fitzpatrick
    Chairman and                           President and
    Chief Executive Officer                Chief Operating Officer

                                           March 27, 2000

A Time of Change and Growth

                             October 1998
Discussions are initiated to explore a possible business combination transaction with Morton International.

                           December 11, 1998
Representatives of Morton and Rohm and Haas meet to discuss structure and particulars of a possible business combination.

                            January 1, 1999
Mike Fitzpatrick becomes President and Chief Operating Officer of Rohm and Haas.

                           January 18, 1999
Rohm and Haas increases its ownership in Rodel, Inc. (an electronic materials company) to 48 percent.

                           January 22, 1999
Rohm and Haas completes its acquisition of LeaRonal, Inc. for $460 million, further expanding its position in electronic materials.

                           February 1, 1999
Rohm and Haas and Morton announce a definitive merger agreement.

                            April 21, 1999
The U.S. Federal Trade Commission gives the company clearance to complete its acquisition of Morton.

                             June 10, 1999
Rohm and Haas announces a joint venture with Stockhausen to manufacture acrylic acid monomer. Rohm and Haas also set to acquire Stockhausen's monomer business in Europe.

                             June 21, 1999
Shareholders of both Rohm and Haas and Morton approve the merger agreement creating the new company. The company expands its Board of Directors. New members include:
 . David Haas
 . Thomas Haas
 . Jay Stewart, vice chairman of Rohm and Haas and former CEO of Morton . James Cantalupo, vice chairman of McDonald's Corporation
 . Richard Keyser, chairman and CEO of W.W. Grainger, Inc.

                          September 30, 1999
Larry Wilson retires after 34 years with Rohm and Haas.

                            October 1, 1999
Raj Gupta becomes the new chairman and CEO of Rohm and Haas.

                           October 31, 1999
Jay Stewart, former CEO of Morton, retires after 25 years of service.

                            January 5, 2000
Rohm and Haas acquires 80 percent of Silicon Valley Chemlabs.

                           January 13, 2000
Rohm and Haas announces its intent to acquire Acima, a Swiss company that specializes in biocidal formulations, polyurethane catalysts and other specialty chemicals.

                           February 7, 2000
Rohm and Haas increases its stake in Rodel from 48 to 80 percent.

                             March 1, 2000
Industrial Coatings, a part of the Surface Finishes group, is sold to BASF for approximately $175 million.

Performance Polymers

[ID: PHOTO WITH CAPTION AND QUOTE]
Patrick R. Colau

"Our goal is to be among the leaders in all of the markets in which we compete, maintain that position, and grow faster than the market. We have achieved that in most elements of the Performance Polymers businesses -- Coatings, Specialty Polymers, Plastics Additives and Monomers. With the addition of Morton's adhesives product line, we now also have a world-class Adhesives and Sealants business with plenty of opportunity for growth."

 -- Patrick R. Colau
    Senior Vice President
    Performance Polymers

Performance Polymers
[ID: SALES AND EARNINGS LINE CHARTS]
*Pro forma results include Morton as if this 1999 acquisition had occurred on January 1, 1998. Pro forma earnings exclude non-recurring items.


Business Description

Performance Polymers is the company's largest business group and is the home base for acrylic technology that has been a backbone strength of the company for many years. The 1999 acquisitions have significantly broadened the technologies underpinning the five businesses within this group - Coatings, Adhesives and Sealants, Plastics Additives, Monomers and Specialty Polymers. Though managed independently, the financial performance of the Surface Finishes businesses are recorded as part of Performance Polymers. A discussion about the business performance of Surface Finishes businesses can be found toward the end of this section.

In total, Performance Polymers reported $3.6 billion in sales for 1999, on a pro forma basis. This compares with $3.5 billion in pro forma sales for the year before. Sales as reported were $2.9 billion for 1999, compared with $2.2 billion in 1998.

Earnings on a pro forma basis, excluding the impact of non-recurring items in both years were $410 million in 1999, compared with $367 million on the same basis for the year before. Earnings as reported for Performance Polymers were $350 million in 1999; $372 million in 1998.


Business Discussion

Early in the year, spillover from the Asian economic crisis of 1998 plus price erosion and the strong dollar subdued both revenue and volume growth. Fortunately, increased demand showed up in the third quarter, particularly for acrylic-based products, which restored sales levels for Performance Polymers overall. However, rising oil prices drove up raw material feedstock costs during this period of strong demand, making it necessary to announce product price increases to offset the sharp run-up in raw materials.

Coatings continued to see good demand for its acrylic emulsion polymers and specialty additives used in paints, coatings and varnishes. Sales growth of 6 percent for this $1.1 billion business was about twice as strong as GDP growth during the period. Coatings benefited from an extended painting season in North America, share gains in key markets, outstanding demand in Latin America and Asia-Pacific, and an ongoing solid performance in North America.

Coatings also added colorants to their product line as a result of the Morton acquisition. Although currently small, colorants is considered a stepping stone that will allow the company to provide a broader range of products and services to customers.

[ID: PHOTO WITH CAPTION]
Rohm and Haas has an unparalleled reputation for its acrylic chemistry used in paints and coatings.

A high point in the coatings business occurred when a new generation of opaque polymers was brought to market in record time. It whizzed through R&D and commercialization and was selling at significant volumes within six months of commercialization. This was a direct result of product development cycle time which has been cut in half. Coatings now can bring products to market twice as fast as they could only two years ago.

[ID: PHOTO WITH CAPTION]
Whether decorating houses or sealing food packages, Rohm and Haas technology is there to help.

[ID: PHOTO WITH CAPTION]
High-end laminating adhesives strengthen state-of-the-art sails.

Rohm and Haas's new $737 million Adhesives and Sealants business is a combination of the acrylic technology primarily used for pressure-sensitive tapes and labels and a considerably larger Morton packaging and laminating adhesives business, which includes varied technologies used in food packaging, industrial applications and by the automotive industry. Management intends to turn this business into a powerful growth vehicle for the company.

Adhesives and Sealants saw higher demand from the tape market during the year, as water-based technology continued to gain share worldwide. Adhesives also saw new business in label adhesives and a stronger performance in automotive adhesives.

Other products in the Adhesives and Sealants business include caulks and sealants for construction, automotive adhesives, industrial adhesives and thermoplastic polyurethanes.

Plastics Additives, a $490 million business, supplies impact modifiers and processing aids, thermal stabilizers, waxes, lubricants and biocides that are all used in the plastic manufacturing process. Rohm and Haas has a leading position in impact modifiers.

Augmented by the Morton product line of lubricants and stabilizers, Rohm and Haas is better able to be a one-stop shop to polyvinyl chloride
(PVC) compounders. In 1999, sales growth in Asia-Pacific, North America and Latin America was strong enough to overcome sales declines in Europe that were driven by pricing pressure in extremely competitive markets.

Specialty Polymers sells products used for graphic arts, paper, textiles, nonwovens and leather. It is a $402 million business with attractive growth opportunities in areas such as water-based resins used in overprint varnishes and ink vehicles for the graphic arts industry, and hollow sphere polymer technology for the paper industry.

The Monomers business is the world's largest manufacturer of acrylic monomers. Although most of the production is used internally as raw materials for its sister Performance Polymers businesses, Monomers also sold $305 million of acrylates, methacrylates and specialty monomers to external customers.

[ID: PHOTO WITH CAPTION]
Food packaging adhesives

[ID: PHOTO WITH CAPTION]
Multilayered interior headliners improve the sound insulating qualities of car roofs.

Early in 2000, Monomers acquired Stockhausen's European merchant monomer business and established a 50-50 joint venture with the same firm, to be called StoHaas Monomer. The joint venture will produce a total of 430,000 tons of acrylic acid annually by the end of 2003.


Outlook

The company is projecting stronger top-line growth next year as a result of volume and improved price relative to 1999. On the manufacturing side, over the next year Performance Polymers will rationalize all the facilities that the combined company now operates.

That will include moving more production to Louisville, Kentucky;
closing all except one section of the Greenville, South Carolina, plant; and closing the emulsions unit in Jarrow, England, and moving that product to Dewsbury, England and other European emulsion plants.

Over the last two years, Performance Polymers forged its way through the Asian economic crisis in 1998 and its partial recovery in 1999; and threw its energies into the Morton integration in 1999. Now they expect to reap the benefits of a stronger Asian economy, a strong U.S. economy that they believe will stay healthy, and a better overall European economy in 2000.

[ID: PHOTO WITH CAPTION]
"The most important thing I can do is work closely with marketing to identify new business opportunities. My part in this joint effort is to develop a product that will provide what the customer needs."
  -- San Lee, employee

Surface Finishes

Surface Finishes entails two strong surface coating formulator businesses that are positioned further along the value chain than most Rohm and Haas businesses -- Automotive Coatings and Powder Coatings -- which together have sales of approximately $400 million, At the time of the Morton acquisition, these two groups along with Morton Industrial Coatings composed Rohm and Haas's Surface Finishes group. In December 1999, Rohm and Haas announced plans to sell the Industrial Coatings business to BASF Corporation for $175 million. This transaction was completed on March 1st.

[ID: PHOTOS WITH CAPTIONS]
The ability to adhere or seal together
different materials has opened new possibilities for building designs.

Innovative coatings are the products of
choice for use on plastic automotive components.


Automotive Coatings offers innovative coating solutions for plastic automotive components. The business primarily operates in North America and Europe and has two joint ventures with Nippon Paint Co. Ltd. Both joint ventures supply the Japanese automotive market with paint for plastic components.

Automotive Coatings increased sales by 12.5 percent over 1998's financial results, due to strong North American sales performance in 1999. These solid results were fueled by new product innovations introduced in the last two years, which accounted for 23 percent of total sales. Some of the new products

[ID: PHOTO WITH CAPTION]
"To me, the term profitable growth means that you increase both your sales and your profits. Sometimes, you can have more sales without making any more money. So, along with selling more product, you have to control your expenditures for things like raw materials. In some cases, it may mean consolidating facilities."
  -- Carol Rogers, employee

[ID: PHOTO]

include a coating for plastic composite truck beds, a new line of adhesion promoters that make paint adhere better to molded bumper fascia, and a clear coating that reduces the potential for spotting on car finishes caused by environmental etch agents such as acid rain and bee pollen.

For this business, it is expected that growth will come from a continued investment in research and development, a steadfast commitment to staying close to the customer and expanded efforts in Europe and Latin America to strengthen Automotive Coatings' geographic presence.

Powder Coatings produces the most comprehensive line of thermoset and thermoplastic powder coatings for original equipment manufacturers and metal finishers in the United States and Europe. Decorative thermoset products for metals in various chemistries, color and textures represent the majority of sales. Coatings for non-metallic substrates, primarily wood and plastic, represent significant areas for growth with new proprietary technology.

In 1999, Powder Coatings had 8 percent sales growth in North America and 6 percent sales growth in Europe -- its two primary regions of operation. Growth was attributed to improved performance of its European operation based in Italy, the commercialization of its wood coatings (Lamineer(R)) and the increased global focus of the business.

It is anticipated that profitable growth for this business will be spurred by increased sales in Lamineer, the introduction of specialty products in Europe and research in new applications. Some of the new applications include low-temperature cure technologies for plastic and assembled parts, coatings that lower applied costs for textured products, high yield coatings for lower application costs and thin-film technologies.

[ID: PHOTO WITH CAPTION]
Powder coatings applied
in one step offer cost and
environmental advantages over
traditional laminates and liquid paints.

Chemical Specialties

[ID: PHOTO WITH CAPTION AND QUOTE]
Nance K. Dicciani

"Our charge in the Chemical Specialties Group (CSG) is not only to develop businesses that meet or exceed all financial targets, but also to put-together, add-on, combine, change and refocus our businesses -- whatever it takes -- to create new growth for the company. We have the flexibility to make those changes now and in the future between the Chemical Specialties business units and even with businesses outside of our group."
  -- Nance K. Dicciani
     Senior Vice President
     Chemical Specialties Group


Chemical Specialties
[ID: SALES AND EARNINGS LINE CHARTS]
*Pro forma results include Morton as if this 1999 acquisition had occurred on January 1, 1998. Pro forma earnings exclude non-recurring items.


Business Description

Creativity and adaptability to change are Chemical Specialties' recipe for success in the new millennium. By the nature of its diverse group of businesses, CSG is able to provide the right atmosphere to incubate new businesses and is already doing so. Rohm and Haas formed this group to be a home for independent specialty chemical businesses, each with its own technologies, customers and marketing strategies. In spite of this individuality, all CSG businesses share the need to meet current and future marketplace needs, achieve profitable growth and continue to improve efficiencies.

Chemical Specialties sales reached $1.4 billion on a pro forma basis, compared with $1.3 billion on a comparable basis for 1998. Reported sales for 1999 were $1.2 billion, compared with $1.1 billion the year before. Pro forma earnings were $135 million, up from $130 million in 1998. Earnings as reported were $115 million for 1999, compared with $94 million the year before.

[ID: PHOTO WITH CAPTION]
Marking dyes have many uses, including
ensuring that gasoline grades sold at the pump can be accurately traced.


Market-Focused Businesses

In mid-1999, Chemical Specialties combined biocide, personal care, detergent, and floor care products from several different businesses, along with products designed to streamline industrial processing to create a new, larger market-focused business called Consumer and Industrial Specialties (CIS). The resulting business, which has $374 million in sales (on a pro forma basis), simplifies the customer interface and has the technologies and global distribution systems to bring both products and process solutions to customers around the globe.

Early in 2000, CIS announced it would acquire Acima, a Swiss company specializing in biocidal formulations, polyurethane catalysts and other specialty chemicals. This acquisition clearly fits with the CIS strategy to maximize customer value and offer a wide range of solutions for customer problems.

As an emerging franchise business, CIS is expected to see good sales growth in 2000 and beyond.

Agricultural Chemicals, the largest of the Chemical Specialties businesses, with $534 million in sales on a pro forma basis for 1999, overcame challenges of a rapidly changing agrochemicals industry, some unfavorable economic and currency conditions and uncooperative weather and reported good sales growth, and double-digit earnings growth. A dramatic turnaround in the Asia-Pacific region was most notable.

This business continues to make advances in research and technology that create new products for the marketplace. One of the newest under development is Ethylbloc technology, which extends the shelf life of cut flowers and shows potential for slowing the ripening of fruits and vegetables.

Ion Exchange Resins is focused on two key markets for its technology. The first includes the more traditional water treatment customers, such as local municipalities. The other is customers who need ion exchange resins for high-end applications, including water purification for food and pharmaceutical processes. In addition, Ion Exchange began a restructuring of its global operations, including manufacturing capacity, early in 2000, to further enhance profitability.

[ID: PHOTO WITH CAPTION]
Technology used to extend the shelf
life of flowers may also slow the
ripening of fruits and vegetables.

[ID: PHOTO WITH CAPTION]
Consumers want products that make it easier to clean and care for fabrics -- Rohm and Haas technologies make it possible.

[ID: PHOTO WITH QUOTE]
"By optimizing our processes, I can help Rohm and Haas operate efficiently. That way, when people deal with us, they know they're working with a company that does business the right way: one that supplies products that meet customer needs and that provides those products at reasonable prices."
  -- John Koegel, employee

Performance Chemicals combines Morton's sodium borohydride and dyes businesses with Rohm and Haas's Primenes business. This group is adding value to the marketplace by developing new customer/supplier relationships. For example, Performance Chemicals recently installed sodium borohydride processing units on-site at two of their customers' plants. This gives Rohm and Haas full-service responsibility for handling the entire borohydride operation for these customers, who can now focus their energies in other areas of their operation.

All the Chemical Specialties businesses now operate globally, as does TosoHaas, Rohm and Haas's joint venture with Tosoh Corp. TosoHaas specializes in bioseparation and continues to be driven by rapid growth in the pharmaceutical and biotechnology industries worldwide.


Outlook

In 2000, the collective Chemical Specialties businesses are focused on serving markets and providing solutions will help them achieve sales growth and greater operational efficiency.

Electronic Materials

[ID: PHOTO WITH CAPTION AND QUOTE]
Pierre R. Brondeau

"An extraordinary series of events has allowed us to increase our size and expand our product line in a very short time. I am pleased to say that integration efforts related to the LeaRonal and Morton acquisitions are going very smoothly. LeaRonal was fully integrated by the end of 1999, and Morton should be fully integrated by the second quarter of 2000.

"The main thrust of the electronic materials industry continues to be technology, technology, technology. We have benefited from the acquisitions, and intend to stay at the forefront of the advanced technologies for both printed wiring boards and microelectronics."

  -- Pierre R. Brondeau
     Vice President
     Electronic Materials
     President and CEO
     Shipley Electronics


Business Description

Rohm and Haas's intense acquisition activity of the past year had the greatest impact on the Electronic Materials business. Recent acquisitions include LeaRonal and Morton International in 1999, an 80 percent share of Silicon Valley Chemlabs (SVC) and an increased ownership in Rodel in early 2000 from 48 to 80 percent. The resulting Electronics Materials business group is expected to have sales of approximately $1.2 billion in 2000.


Electronic Materials
[ID: SALES AND EARNINGS LINE CHARTS]
*Pro forma results include Morton and LeaRonal as if these 1999 acquisitions had occurred on January 1, 1998. Pro forma earnings exclude non-recurring items.

[ID: PHOTO WITH CAPTION]
Rodel's expertise in pads and slurries makes them a leader in chemical mechanical planarization technology used to make integrated circuits.


Nineteen ninety-nine pro forma sales for Electronic Materials were $885 million, compared with $806 million on a comparable basis in 1998. Reported sales were $755 million in 1999, $398 million for 1998. Pro forma earnings were $67 million for 1999, compared with $59 million in 1998. Reported earnings for Electronic Materials were $57 million in 1999, compared to $45 million reported for 1998.

The centerpiece of the Electronic Materials business is Shipley Company, a wholly owned subsidiary of Rohm and Haas based near Boston, Massachusetts. Shipley, the recipient of the products and technology of LeaRonal, Morton, and SVC, now operates as two divisions -- Shipley Ronal and Shipley Microelectronics. Rodel, the leading supplier of materials for chemical mechanical planarization will continue to operate as a stand alone unit with strong coordination with Shipley Microelectronics.

Shipley Ronal, which accounts for more than half of annual sales, serves the printed wiring board (PWB) industry and is a process and technology provider to the semiconductor packaging, electronic and industrial finishing industries. Shipley Microelectronics and Rodel address the same market segments within the semiconductor industry with enabling chemistry and processes used to manufacture integrated circuits, sometimes called semiconductors.


Shipley Ronal

Shipley Ronal came into being in January 1999 with the completion of the LeaRonal acquisition. It was further augmented with the addition of dry-film photoresist capabilities brought by the Morton acquisition in June. The Shipley Ronal division today is a full-line supplier of process technologies and materials needed for the fabrication of printed wiring boards (PWBs). Anyone who understands the complexity of today's electronics industry knows how remarkable it is to have a comprehensive product range available from a single supplier who also offers technical expertise and a combined pool of R&D and technical service talent.

Shipley Ronal's strengths include metallization and imaging processes and technical service customized to PWB manufacturers' technology and commercial requirements. Being a full line supplier allows Shipley Ronal to respond to the complex issues that arise during the highly complex PWB manufacturing process. Similar services are provided to the electronic and industrial finishing industries and specialized plating for semiconductor packages.

By the end of 1999, Shipley Ronal had met all cost synergy targets for the new organization and had a streamlined global manufacturing and a stronger technical service network nearly in place. It had re-negotiated supplier contracts that will lead to better positioning of its products including dry-film photoresist business. Most significant, the concept of the full-line supplier has been well received by the market -- indicated by double-digit sales growth for this segment of the business.


Microelectronics

Shipley Microelectronics focuses on liquid photoresists, developers and ancillary products used to create powerful semiconductors. In 1999, two key product lines represented the fastest-growing portions of this business -- deep UV photoresists, which help chip makers place intricate, complicated patterns on tiny sections of silicon wafers using ultraviolet light, and anti-reflective coatings, which enable the circuitry to be put on the wafers with a clear, crisp pattern. For Rodel, chemical mechanical planarization (CMP) was the fastest-growing market segment.

[ID: PHOTO WITH CAPTION]
"I think the merger was inevitable due to the increasing globalization of business. And the combination of three companies was a very important step toward creating a corporation that can compete very effectively in the marketplace."
  -- Dagmar Kyewski, employee

During 1999, Shipley introduced a network of chemistries, processes and services designed to meet the rigorous requirements of interconnect fabrication, now and in the future. Marketed as MOSAIC (Metallization and Organic Solutions for Advanced Integrated Circuits), this network is built around advanced technologies -- each of which can be used at key steps in the inter-connect process -- but are even more powerful for customers who combine them as a full-service, fully compatible solution for their interconnect needs.

[ID: PHOTO WITH CAPTION]
Finely polished silicon wafers are the first step in making semiconductor chips.

[ID: PHOTO WITH CAPTION]
Printed wiring boards rely on our chemistry.


MOSAIC leverages emerging technologies across the entire Electronic Materials network: copper metallization acquired from LeaRonal, chemical mechanical polishing (CMP) brought by Rodel, and a comprehensive photoresist product line including deep ultraviolet (DUV) technology and ancillaries developed by Shipley. These technologies will be expanded to include dielectrics, which act as an insulator in microchips.

By themselves, these technologies are all significant growth drivers. The MOSAIC combination is expected to be an even more powerful force as the electronics industry pushes for faster circuitry and shifts from aluminum to copper and other metals that will allow circuits to work faster.

Microelectronics is involved in many other efforts to remain at the forefront of technology. In addition to well-funded internal research and development programs, strategic alliances have been created. The most notable in 1999 was an agreement between 3M and Rodel for the commercialization of slurry-free polishing of semiconductors and precision polishing of memory disk products. Also, strong alliances with equipment companies using copper technology are beyond the development phase and now into the ramp-up phase of commercialization.


Outlook

With an aim to increase global coverage, Asia is a key area of focus for Electronic Materials. Market recovery and a very strong response to Rohm and Haas's full-product strategy of its PWB business has created double-digit growth in 1999. The company expects this to continue in 2000. Microelectronics should also do well in 2000, as the company continues its efforts to strengthen that business in the Asian region.

On the technology side, Electronic Materials will keep on doing what it has been doing -- assisting customers at finding faster, smaller, cheaper ways to manufacture more powerful electronic devices.

[ID: PHOTO WITH CAPTION]
Our technology was used to help create this multi-story flat panel display in the heart of New York City.

Salt Group

[ID: PHOTO WITH CAPTION AND QUOTE]
William E. Johnston

"The Morton Salt business and its sister companies are a welcome addition to the Rohm and Haas portfolio. The brand-name reputation of our products in global markets is second to none. Quality and service are hallmarks of our operations, whether it's mining in Ojibway, Ontario, evaporation ponds in the Camargue region of France or vacuum pan production in Hutchinson, Kansas. We are an efficient, profitable and growing part of this company that brings one of life's essential elements to the world."

  -- William E. Johnston
     Senior Vice President
     Salt and Surface Finishes


Business Description

When Rohm and Haas acquired Morton, we inherited one of the world's most valuable, most widely recognized consumer brand names and product symbols. The Morton Salt brand name is so powerful, for example, that more than one out of every two salt round cans purchased by U.S. consumers bears the image of the Umbrella Girl and the trademarked slogan, "when it rains, it pours." The Salt Business Group also is responsible for the leading table salt brands in Canada (Windsor), France (La Baleine), Italy (Gemma) and Spain (Disal).

Yet even though the consumer side of the business is most well known, the scope of the Salt Business extends far beyond the table and specialty salt markets to water conditioning, highway/ice control, food processing, chemical/industrial uses and agriculture.


SALT
[ID: SALES AND EARNINGS LINE CHARTS]
*Pro forma results include Morton as if this 1999 acquisition had occurred on January 1, 1998. Pro forma earnings exclude non-recurring items.

Salt's financial performance in 1999 was excellent. Pro forma sales for the Salt Business Group were $849 million in 1999, up 11 percent over pro forma sales for the year before. Pro forma earnings were $48 million for the year, compared with $30 million in 1998 on a comparable basis.


On the Road

In the ice control market, severe winter weather creates a large demand for highway salt. State and municipal highway departments are the largest customers in this market. Extremely heavy storms in January 1999 in Morton's key ice control markets and a heavy storm in early March enabled Morton to approach all-time sales records in North America. European ice control sales also were strong, due to severe weather in France and Northern Europe.

[ID: PHOTO WITH CAPTION]
La Baleine is the best-known brand of
table salt in France.

[ID: PHOTO WITH CAPTION]
Salt is an essential ingredient in more than 14,000 industrial and consumer products.


On the Table

Morton's table salt, known as the "Blue Package," saw modest share growth in 1999. In other words, the Blue Package is holding its own against competitive brands, and continues to perform very solidly. It is clear that the consumer trusts, understands the quality, and sees the value in the Morton brand.


For Water Conditioning

In the U.S., Morton sells water softening products through grocery and home improvement stores, mass merchandisers and water conditioning dealers. This business continues to benefit from new home construction, endorsements from water softening unit manufacturers and, more importantly, consumer confidence in the quality of the product. Increased partnering with customers in areas such as vendor-managed inventory services also contributed to a very solid performance in water softening sales in 1999.

In 1999, the Salt Group introduced a potassium-based water-softening product. This premium-priced water softening product, which fills an important niche, is gaining solid distribution in core accounts, and gives consumers a range of water softening technologies from which to choose.


Other Markets

Morton also has important markets in food processing, chemical/industrial processing and agriculture.

The food processing market continues to grow right along with the changing lifestyles of consumers, who are cooking at home less, and relying more on prepared and processed foods to feed themselves and their families.

And salt is an essential or desired ingredient in approximately 14,000 specific industrial and consumer products, including pharmaceuticals, cosmetics, laundry and dishwashing detergents, herbicides and pesticides.

[ID: PHOTO WITH CAPTION]
And salt is an essential ingredient for enjoying one of Philadelphia's best-known snack traditions -- a soft pretzel with mustard.

[ID: PHOTO WITH QUOTE]
"I can help make sure that our customers get a quality product that meets or exceeds their requirements and expectations. We have an ISO-certified plant that enables us to address current customer needs, and we focus on continuous product improvement to ensure that we will satisfy their future needs as well."
  -- Bill Krizman, employee


Agricultural salt is an important dietary supplement for livestock. Salt blocks contain trace minerals such as zinc, iron and sulfur that keep livestock healthy. Major customers include agricultural cooperatives and farm stores.


On the Operational Side

Operational improvements include a reorganized sales force with increased access to online information systems; new vacuum pan equipment which supplements production capacity and increases production of specialized grades of salt; and significantly improved operating margins in Europe, due to process enhancements and improved efficiencies.

[ID: PHOTO WITH CAPTION]
Morton Salt has been used for years to make electronic materials products at our Marlborough, Massachusetts facility.


A Competitive Future

Consolidation of the salt industry and extreme pricing pressures are forcing businesses to become more agile, especially in the ice control sector. Nonetheless, the salt industry continues to stay healthy, and Morton has an enviable position that through hard work continues to be strengthened.

Corporate Responsibility

The true test of governance is measured by a company's ability to satisfy all stakeholders with a legitimate claim on the enterprise. At Rohm and Haas, this includes the owner, customer, employee, community and process -- and we listen to these voices when they speak. The rest of this report provides an accounting to our owners for work we have done on their behalf during the previous year.


Voice of the Employee

In 1999, the number of people working for Rohm and Haas increased from about 11,000 to more than 21,500. Yet, even with all of the transitions under way, the company continued to improve its safety performance.


SAFETY PERFORMANCE WORLDWIDE
[ID: BAR CHART AND CAPTION]
Rohm and Haas had an Occupational Injury and Illness (OII) rate of 2.34 for 1999. This rate implies that 116 fewer employees were injured in 1999 while on the job. The safety goal for 2000 is to have an OII rate of 2.0 or better.


All agree that the ultimate safety goal is to ensure that no one gets hurt while working for Rohm and Haas. In 2000, all sites are being asked to take a closer look at their safety performance, identify current gaps and then set specific safety goals and a written plan for how those goals will be achieved.


Voice of the Customer

There is ample evidence of the importance of the customer in other areas of this report. One new initiative deserves mention in this space.

In 1999, the chairman formed an e-Business Council whose charter is to quickly and efficiently launch Rohm and Haas into the mainstream of global internet commerce. Considerable effort is being brought to bear at all levels of the organization.


Voice of the Community

The only acceptable environmental goal for Rohm and Haas is to do no harm as we strive to bring new technology and products to market and to take swift action to correct mistakes wherever and whenever they occur.

Progress toward this goal can be measured by the ongoing commitment to community advisory councils linked to manufacturing sites in more than 25 countries, and by high standards for the manufacturing operations themselves. Today, more than 100 of the company's 124 manufacturing sites worldwide are certified under ISO 9000 standards; 14 have been certified under ISO 14000.

[ID: PHOTO WITH QUOTE]
"I can help ensure that safety issues don't get overshadowed by production concerns."
  -- Claudio Benitez, employee

Details of our environmental reporting can be found on page 31 of this report.


Voice of the Process

One of the greatest challenges facing the larger Rohm and Haas is the efficient and cost-effective integration of resources. In June, company leadership promised that the integration of the acquired companies could be completed in a manner that would result in $300 million lower operating run rate for the organization by the end of 2000. As of December 31st, the company had achieved more than $150 million in lower costs. The company remains confident it will achieve the full potential cost savings before the end of 2000.

This year, the company is committed to incorporating the best practices from all corners of the new organization, and to building and enhancing internal processes that facilitate growth, particularly in the areas of e-business.

Directors

WILLIAM J. AVERY
  Chairman, Chief Executive Officer
  and Director
  Crown, Cork & Seal Company, Inc.
  Mr. Avery, 59, has been a director
  since 1997. (Committees: 4 (chair),6)
JAMES R. CANTALUPO
  President & Vice Chairman
  McDonald's Corporation
  Mr. Cantalupo, 56, has been a director since 1999. (Committees: 1,5,6)
J. MICHAEL FITZPATRICK
  President and Chief Operating Officer
  Rohm and Haas Company
  Dr. Fitzpatrick, 53, became a director January 1, 1999. (Committees: 2,4,5) EARL G. GRAVES
  President and Chief Executive Officer
  Earl G. Graves, Ltd.
  Chairman and Chief Executive Officer
  Pepsi-Cola of Washington, D.C.
  Publisher and Editor
  Black Enterprise Magazine
  Mr. Graves, 65, has been a director
  since 1984. (Committees: 2,5 (chair),6)
RAJ L. GUPTA
  Chairman and Chief Executive Officer
  Rohm and Haas Company
  Mr. Gupta, 54, became a director
  January 1, 1999. (Committees: 3 (chair))
DAVID W. HAAS
  Board Chairman
  William Penn Foundation
  Mr. Haas, 44, has been a director
  since 1999. (Committees: 2,6)
THOMAS W. HAAS
  Pilot and Flight Instructor
  Mr. Haas, 44, has been a director
  since 1999. (Committees: 4,6)
JAMES A. HENDERSON
  Retired Chairman, Chief Executive Officer and Director
  Cummins Engine Company, Inc.
  Mr. Henderson, 65, has been a director since 1989. (Committees: 1,5,6) RICHARD L. KEYSER
  Chairman of the Board and
  Chief Executive Officer
  W.W. Grainger, Inc.
  Mr. Keyser, 57, has been a director
  since 1999. (Committees: 4,6)
JOHN H. MCARTHUR
  Retired Dean
  Harvard University Graduate School
  of Business Administration
  Mr. McArthur, 65, has been a director since 1977.
  (Committees:1 (chair), 3,5,6)
JORGE P. MONTOYA
  President, Global Food & Beverage
  and Latin America
  The Procter & Gamble Company
  Mr. Montoya, 53, has been a director since 1996. (Committees: 4,6)
SANDRA O. MOOSE
  Senior Vice President and Director
  The Boston Consulting Group, Inc.
  Dr. Moose, 58, has been a director
  since 1981. (Committees: 3,4,6 (chair))
GILBERT S. OMENN
  Executive Vice President for
  Medical Affairs
  University of Michigan
  CEO, The University of Michigan Health System
  Dr. Omenn, 58, has been a director since 1987. (Committees: 2 (chair),6) RONALDO H. SCHMITZ
  Member of the Board of
  Managing Directors
  Deutsche Bank AG
  Dr. Schmitz, 61, has been a director
  since 1992. (Committees: 1,5,6)
MARNA C. WHITTINGTON
  Chief Operating Officer
  Morgan Stanley Institutional
  Investment Management
  Dr. Whittington, 52, has been a director since 1989. (Committees: 1,3,5,6)

[ID: PHOTO WITH CAPTION]

Committees
1.  Audit
2.  Corporate Responsibility,
    Environment, Safety and Health
3.  Executive
4.  Executive Compensation
5.  Finance
6.  Nominating

Officers

ROBERT ANDREW
  Vice President
  Business Director,
  Specialty Polymers
WILLIAM C. ANDREWS
  Vice President
  Business Director,
  Monomers
THOMAS L. ARCHIBALD
  Vice President
  Director, Operations
  & Manufacturing
PAUL J. BADUINI
  Vice President
  Director, Engineering
ALAN E. BARTON
  Vice President
  Business Director,
  Coatings
WALTER W. BECKY
  Vice President
  Business Director, Salt
BRADLEY J. BELL
  Senior Vice President
  Chief Financial Officer
PIERRE R. BRONDEAU
  Vice President
  Business Group Director,
  Electronic Materials
  President and CEO,
  Shipley Company
A. WAYNE CARNEY
  Vice President
  President, Canadian Salt
  Sales & Marketing Director,
  Morton Salt, NAR
PATRICK R. COLAU
  Senior Vice President
  Business Group Director,
  Performance Polymers
JACQUES M. CROISETIERE
  Vice President
  Business Director,
  Ion Exchange Resins
NANCE K. DICCIANI
  Senior Vice President
  Business Group Director,
  Chemical Specialties
  Director, European Region
GERARD DUMONTEIL
  Vice President
  President & Director General,
  Salins du Midi
ROBERT P. EDMONSTON
  Vice President
  Business Director,
  Performance Chemicals
DAVID T. ESPENSHADE
  Vice President
  Director, Purchasing
CARLOS A. ESTEVEZ
  Vice President
  Business Director,
  Agricultural Chemicals
J. MICHAEL FITZPATRICK
  President
  Chief Operating Officer
JOSEPH J. FORISH
  Vice President
  Director, Human Resources
MICHAEL S. FOSTER
  Vice President
  President, Shipley Ronal
RAJ L. GUPTA
  Chairman
  Chief Executive Officer
NICHOLAS A. GUTWEIN
  Vice President
  Business Director,
  Adhesives & Sealants
WILLIAM E. JOHNSTON
  Senior Vice President
  Business Group Director,
  Salt & Surface Finishes
TONY KHOURI
  President & Chief Executive Officer, Rodel
PHILIP G. LEWIS
  Vice President
  Director, Environmental
  Health & Safety
ROBERT A. LONERGAN
  Vice President
  General Counsel
FRANCIS T. MAHER
  Vice President
  Director, Asia-Pacific Region
JOHN F. MCKEOGH
  Vice President
  Director, Communications
  & Public Relations
GUILLERMO NOVO
  Vice President
  Director, Latin American Region
STEPHEN J RAUSCHER
  Vice President
  Director, Performance Polymers
  Supply Chain
STEPHEN J. ROBINSON
  Vice President
  President, Shipley
  Microelectronics Division
JAMES C. SWANSON
  Vice President
  Business Director,
  Powder Coatings
GERRY E. TARZIA
  Vice President
  Business Director, Consumer
  & Industrial Specialties
CHARLES M. TATUM
  Senior Vice President
  Chief Technology Officer
DAVID R. UNDERWOOD
  Vice President
  Business Director,
  Plastics Additives
ANNE M. WILMS
  Vice President
  Director,
  Information Technology
WILLIAM A. WULFSOHN
  Vice President
  Business Director,
  Automotive Coatings

1999 Financial Review

[ID: PHOTO]

Contents:

Management Discussion and Analysis

Results of Operations (1999, 1998 and 1997)              26
Summary by Business Segment (1999, 1998 and 1997)        28
Summary of Consolidated Results                          29
Liquidity, Capital Resources and Other Financial Data    30
Market Risk Discussion                                   37

Consolidated Financial Statements

Summary of Significant Accounting Policies               39
Statements of Consolidated Earnings                      41
Statements of Consolidated Cash Flows                    42
Consolidated Balance Sheets                              43
Statements of Consolidated Stockholders' Equity          44

Notes to Consolidated Financial Statements

Note 1  Acquisitions and Dispositions of Assets          45
Note 2  Investments                                      46
Note 3  Purchased In-process Research and
        Development                                      46
Note 4  Provision for Restructuring                      47
Note 5  Other Income (Expense), Net                      48
Note 6  Financial Instruments                            48
Note 7  Income Taxes                                     49
Note 8  Segment Information                              50
Note 9  Pension Plans                                    51
Note 10 Employee Benefits                                53
Note 11 Accounts Receivable, Net                         53
Note 12 Inventories                                      54
Note 13 Prepaid Expenses and Other Assets                54
Note 14 Land, Buildings and Equipment, Net               54
Note 15 Goodwill and Other Intangible Assets, Net        54
Note 16 Other Assets                                     54
Note 17 Notes Payable                                    54
Note 18 Long-Term Debt                                   55
Note 19 Accounts Payable and Accrued Liabilities         55
Note 20 Other Liabilities                                55
Note 21 Stockholders' Equity                             55
Note 22 Stock Compensation Plans                         56
Note 23 Leases                                           57
Note 24 Contingent Liabilities, Guarantees and
        Commitments                                      57
Note 25 Quarterly Results of Operations                  60

Report on Financial Statements                           61
Report of Independent Accountants                        61
Eleven-Year Summary of Selected Financial Data           62

Management Discussion and Analysis

In January 1999, the company acquired LeaRonal, Inc. (LeaRonal) an electronic materials business and, in June of 1999, Morton International, Inc. (Morton), a specialty chemicals producer. The details of these transactions are discussed under "Liquidity, Capital Resources and Other Financial Data" below. The results of LeaRonal and Morton have been included in the consolidated financial statements since the dates of acquisition. Unaudited pro forma information is presented in both the table on page 27 and in the Notes to Consolidated Financial Statements.

These acquisitions, accounted for using the purchase method, significantly impact the comparability of 1999 results versus the prior year. Accordingly, pro forma sales and earnings excluding non-recurring items are provided in the results of operations discussions to facilitate comparisons. The pro forma results include Morton and LeaRonal as if the acquisitions had occurred on January 1, 1998. Pro forma adjustments have been made primarily to reflect increased goodwill and intangible amortization and interest expense. Cost savings from integration efforts have not been reflected. Though useful for comparison, pro forma results are not intended to reflect actual earnings had the acquisitions occurred on the dates indicated and are not a projection of future results or trends.

Recent acquisitions such as Rodel, the joint venture with Stockhausen and the divestiture of Industrial Coatings are discussed under "Liquidity, Capital Resources and Other Financial Data." The effects of these activities are not reflected in the consolidated financial statements as of December 31, 1999.

Within the following discussion, unless otherwise stated, "year" and "prior year" refer to 1999 and 1998, respectively. All comparisons are with the previous year, unless otherwise stated.


Results of Operations 1999, 1998 and 1997

Earnings for 1999 were $249 million compared to prior year's earnings of $440 million. Diluted earnings per common share was $1.27 compared to $2.45 in 1998. As shown in the table on page 29 both 1999 and 1998 include certain non-recurring items. Earnings excluding these items for 1999 were $410 million, up 4% from 1998 earnings of $395 million. Sales for 1999 increased to $5,339 million from $3,720 million in 1998. The increase in sales includes contributions from the acquired Morton and LeaRonal businesses from the respective dates of acquisition. On a pro forma basis sales grew 3% to $6,652 million from $6,430 million in 1998. Diluted earnings per common share excluding non- recurring items was $2.09 versus $2.20 in 1998.

Earnings for 1998 of $440 million increased 7% over 1997 earnings of $410 million. Diluted earnings per common share was $2.45 compared to $2.13 in 1997. Sales decreased 7% on a 1% volume increase. The company sold its interest in the AtoHaas joint venture in 1998, affecting the sales and volume comparison. In addition to the exclusion of AtoHaas's sales from 1998, the remaining 50% of NorsoHaas was acquired and operations in China were consolidated during the year. The unconsolidated RohMax joint venture was also sold in 1998 but did not affect the sales and volume comparisons. On a comparable-business basis, sales decreased 3% while volume was flat. The sales decrease on flat volume is largely a result of weaker currencies, primarily in Asia-Pacific, and lower selling prices. Volume increased in Europe and in Latin America while economic weakness hurt volume in the Asia-Pacific region. Volume in North America was flat. On a comparable basis, Asia-Pacific region sales declined 19% and volume decreased 12%. The company's earnings for the year were flat, excluding non- recurring items. Diluted earnings per common share excluding non-recurring items were $2.20 in 1998, up 7% versus 1997. The increase in reported earnings per share reflects the impact of the company's stock repurchase program and earnings from non-recurring items discussed below.

Nineteen ninety-nine includes non-recurring after-tax charges of $161 million, or $.82 per share, including a charge of $105 million for purchased in-process research and development (IPR&D) from the Morton acquisition. Also included is an after-tax charge of $23 million, or $.12 per share, for restructuring costs resulting both from the integration of Morton and the company's redesign of its selling and administrative infrastructure. The charge is primarily composed of severance costs. In addition, an after-tax charge of $26 million, or $.13 per share, and after-tax income of $17 million, or $.09 per share, were recorded as other expense for other integration costs, primarily outside consultants and for remediation-related insurance recoveries, respectively. Included in 1998 results are a one-time net after-tax gain of $45 million, or $.25 per share. This net gain affected all segments and regions, except Latin America, and was the net result of the sale of the


Net Sales by Business Segment and Customer Location

                         Performance             Chemical             Electronic
                          Polymers              Specialties           Materials     Salt            Total
----------------------------------------------------------------------------------------------------------------
(Millions of
dollars)            1999    1998    1997    1999    1998    1997  1999  1998  1997  1999    1999    1998    1997
----------------------------------------------------------------------------------------------------------------
North America     $1,884  $1,456  $1,632  $  486  $  400  $  377  $352  $180  $178  $291  $3,013  $2,036  $2,187
Europe               743     531     568     354     321     301   168    93    90   113   1,378     945     959
Asia-Pacific         197     167     232     224     176     210   235   125   131    --     656     468     573
Latin America        115     100     125     177     171     155    --    --    --    --     292     271     280
                  ----------------------------------------------------------------------------------------------
  Total           $2,939  $2,254  $2,557  $1,241  $1,068  $1,043  $755  $398  $399  $404  $5,339  $3,720  $3,999
----------------------------------------------------------------------------------------------------------------

Summary of 1995-1999 Results by Business Segment (1)

                               Actual       Pro forma(2)
                          ------------------------------
(Millions of dollars)       1999    1998    1999    1998    1997    1996    1995
--------------------------------------------------------------------------------
NET SALES
  Performance Polymers    $2,939  $2,254  $3,551  $3,521  $2,557  $2,549  $2,482
  Chemical Specialties     1,241   1,068   1,367   1,335   1,043   1,075   1,048
  Electronic Materials       755     398     885     806     399     358     354
  Salt                       404      --     849     768      --      --      --
                          ------------------------------------------------------
Total                     $5,339  $3,720  $6,652  $6,430  $3,999  $3,982  $3,884
NET EARNINGS
  Performance Polymers    $  350  $  372  $  410  $  367  $  297  $  253  $  225
  Chemical Specialties       115      94     135     130     105     133     108
  Electronic Materials        57      45      67      59      52      39      43
  Salt                        10      --      48      30      --      --      --
  Corporate (3)             (283)    (71)   (269)   (279)    (44)    (62)    (84)
                          ------------------------------------------------------
Total                     $  249  $  440  $  391  $  307  $  410  $  363  $  292
--------------------------------------------------------------------------------

Summary of 1995-1999 Net Sales by Region
                               Actual       Pro forma
                          ------------------------------
(Millions of dollars)       1999    1998    1999    1998    1997    1996    1995
--------------------------------------------------------------------------------
NET SALES
  North America           $3,013  $2,036  $3,921  $3,871  $2,187  $2,122  $2,074
  Europe                   1,378     945   1,763   1,753     959   1,006     976
  Asia-Pacific               656     468     674     527     573     592     597
  Latin America              292     271     294     279     280     262     237
                          ------------------------------------------------------
Total                     $5,339  $3,720  $6,652  $6,430  $3,999  $3,982  $3,884
--------------------------------------------------------------------------------

(1) 1995-1998 amounts have been restated to reflect the current financial reporting structure.
(2) Pro forma results include Morton and LeaRonal as if these 1999 acquisitions had occurred on January 1, 1998. Pro forma net earnings exclude non-recurring items.
(3) Corporate includes non-operating items such as interest income and expense, corporate governance costs, and corporate exploratory research. In 1998, it includes loss on early extinguishment of debt, and in 1999, a $105 charge for purchased in-process research and development costs associated with the Morton acquisition and significant increases in interest expense associated with both the Morton and LeaRonal acquisitions. (See "Management's Discussion and Analysis.")

company's interest in the AtoHaas and RohMax joint ventures, an early extinguishment of debt, the write-off of certain intangible assets in Europe and business realignment costs primarily in Asia. (A reconciliation from reported earnings to earnings excluding non-recurring items by business segment for 1999 and 1998 is presented in the table on page 29.) Earnings in 1997 included a gain of $16 million after tax, or $.09 per common share, the net result of remediation settlements with insurance carriers.

Though an insignificant number of treasury shares were repurchased during 1999, primarily related to the exercise of stock options, the repurchase of 17.5 million and 7.7 million common shares during 1998 and 1997, respectively, contributed incrementally $.13 per share to 1998 and $.12 per share to 1997.


Summary by Business Segment
(Refer to table on page 27)

The company's operations are organized by worldwide business segments. A description of each business segment's operations is included in the beginning of this Annual Report.

PERFORMANCE POLYMERS sales increased to $2,939 million in 1999 from $2,254 million in 1998. Pro forma sales increased 1%. Despite significant volume gains in Performance Polymers, lower selling prices prevented comparable top line growth. Pro forma sales of Coatings, Adhesives and Sealants and Plastic Additives were strong, while Monomers sales decreased. Sales increased in all regions with the exception of North America, where segment sales were essentially flat. Reported earnings excluding non-recurring items increased to $365 million for 1999 from $298 million in the prior year. Pro forma earnings, which exclude non-recurring items, increased 12% largely on higher volume but was also helped by lower raw material costs and smooth plant operations.

Performance Polymers 1998 earnings, excluding non-recurring items, were $298 million, or essentially unchanged from 1997. Sales were down 12% to $2,254 million from $2,557 million in 1997, largely as a result of the absence of 1997 AtoHaas sales of $305 million. Volume was flat and sales decreased on a comparable- business basis. The decrease in sales on flat volume was primarily a result of unfavorable currencies in Europe and Asia-Pacific and lower selling prices. Performance Polymers sales in the Asia-Pacific region were down significantly from the prior year. Earnings increased slightly, excluding non-recurring items, largely as a result of lower raw material prices and higher volume in North America and Europe.

CHEMICAL SPECIALTIES sales increased to $1,241 million in 1999 from sales of $1,068 million in 1998. Pro forma sales increased 2%, largely due to sales of Agricultural Chemicals in Asia-Pacific and Europe with North America sales showing a modest increase. The Consumer and Industrial Specialties business contributed to sales growth, particularly outside of North America. Earnings excluding non-recurring items for 1999 increased 12% from the prior year period. On a pro forma basis, earnings increased 4% primarily because of Agricultural Chemicals, which benefited from favorable weather conditions throughout most of the year and economic recovery in several important markets.

Chemical Specialties 1998 earnings were $109 million, excluding non-recurring items, up 4% from $105 million in 1997. Sales of $1,068 million increased 2% from 1997 sales of $1,043 million despite weaker currencies in Europe and Asia-Pacific. Strong mid-year demand in the Agricultural Chemicals business and increased sales of Formulation Chemicals led the sales increase, but were partially offset by decreased comparative results for the Ion Exchange Resins business, particularly in Asia and Eastern Europe. The earnings increase was driven by strength in the Agricultural Chemicals and Consumer and Industrial Specialties businesses, particularly in North America. Volume-driven earnings decreases in the Ion Exchange Resins business in Asia offset most of these increases.

ELECTRONIC MATERIALS sales increased to $755 million in 1999 from $398 million in 1998 as a result of the LeaRonal and Morton acquisitions in 1999. Pro forma sales increased 10% on volume in both Micro, the specialty chemicals business serving the semiconductor industry, and Shipley Ronal, which consists of the printed wiring board and metal finishing businesses. A strong economic recovery in Asia-Pacific was a contributing factor to this performance. Reported earnings, excluding non-recurring items, increased to $70 million from $46 million in the 1998 period.

Electronic Materials produced earnings of $46 million in 1998, excluding non-recurring items, a decrease of $6 million, or 12%, from the 1997 period. Sales were essentially flat. Sales increased in all regions, except Asia- Pacific, which offset the other regions. The effects of solid growth in North America and the 1998 contribution of Rodel, a 33%-owned affiliate acquired in 1997, were mitigated by lower sales and earnings in Asia-Pacific.

SALT sales were $404 million in 1999. Included in results for the first time due to the acquisition of Morton, this business includes salt for a variety of uses, such as table salt, food processing, industrial processing, water softening and highway icing control. Pro forma sales increased 11%, largely through growth in North America, driven by weather-related demand early in the year. Sales in Europe were also higher.


SUMMARY OF EARNINGS AS REPORTED TO EARNINGS
EXCLUDING NON-RECURRING ITEMS

A reconciliation of earnings as reported to earnings excluding non-recurring items is presented below (in millions):

------------------------------------------------
                                   1999     1998
------------------------------------------------
EARNINGS AS REPORTED               $249     $440
IPR&D and other
  acquisition-related charges       115       --
Joint venture dispositions           14      (76)
Remediation-related insurance
  settlements                       (17)      --
Provision for restructuring          23       --
Asset write-downs,
  integration and other costs        26       18
Early retirements of debt            --       13
------------------------------------------------
EARNINGS, EXCLUDING
  NON-RECURRING ITEMS              $410     $395
------------------------------------------------

CORPORATE expenses totaled $283 million in 1999 compared to $71 million in the prior year. Included in 1999 corporate expenses are non-recurring items such as a $105 million non-cash charge for in-process research and development, an after-tax charge of $14 million to settle a matter related to the company's 1998 sale of the AtoHaas joint venture, an after-tax gain of $17 million resulting from favorable settlements with insurance carriers over certain environmental remediation matters and integration costs for the acquisitions. Excluding non-recurring items, corporate expenses increased primarily as a result of higher interest expense. Corporate expenses decreased almost 4% compared to 1998 on a pro forma basis.

Corporate expenses totaled $71 million in 1998, compared with $44 million in 1997. After-tax charges of $13 million related to extraordinary losses on the early extinguishment of debt were included in 1998 results while 1997 reflects an after-tax gain of $16 million, the result of remediation settlements with insurance carriers during the fourth quarter. Interest expense of $34 million in 1998 was down 13% from 1997 interest expense because of 1998 debt retirements.


Summary of Consolidated Results

NET SALES for 1999 increased to $5,339 million from $3,720 million in 1998. The increase in sales includes contributions from the acquired Morton and LeaRonal businesses from the respective dates of acquisition. On a pro forma basis, sales grew 3%, to $6,652 million from $6,430 million in 1998. The company's reported earnings, excluding non-recurring items, increased 4%. Diluted earnings per common share excluding non-recurring items were $2.09 per share versus $2.20 in 1998.

In 1998, net sales decreased 7% on a 1% volume increase versus 1997. On a comparable business basis, sales decreased 3% while volume was flat. In addition to the divestiture of two businesses, resulting in the exclusion of AtoHaas' sales from 1998, the remaining 50% of NorsoHaas was acquired and operations in China were consolidated during 1998. The 1998 sales decrease on higher volume is largely a result of weaker currencies, primarily in Asia-Pacific, and 2% lower selling prices. Volume was strong in Europe and Latin America while the unfavorable business environment hurt volume in the Asia-Pacific region. Volume in North America was flat. On a comparable business basis, Asia-Pacific region 1998 sales declined 19% and volume decreased 12% compared to 1997. Volume growth was strong in all regions during 1998, with all businesses contributing except Agricultural Chemicals.

GROSS PROFIT of $1,965 in 1999 increased from $1,464 in 1998, but gross profit margin decreased to 37% versus 39% in the prior year period. This change reflects in large part the impact of former Morton businesses which operated at lower margins. Also having an impact is higher depreciation expense resulting from the step-up to fair value of acquired assets and 3% unfavorable selling prices. Raw material prices decreased 6% in 1999 with most of the decreases reflected in the first half. During the second half of the year raw material prices began to rise with year over year increases manifested in the fourth quarter.

Gross profit of $1,464 million increased 1% from 1997 to 1998, largely as a result of 10% lower raw material costs and efficient plant operations. Selling prices were 2% lower. Currency fluctuations in Europe and Asia- Pacific were unfavorable. Raw material prices declined throughout 1998 compared to 1997 largely as a result of lower prices in North America benefiting the Performance Polymers segment.

SELLING, ADMINISTRATIVE AND RESEARCH (SAR) EXPENSES for 1999, excluding the $105 million IPR&D charge, increased 32% compared to the 1998 period. Excluding expenses of Morton and LeaRonal, SAR decreased approximately 3%.

SAR expenses for 1998 were essentially unchanged compared to the 1997 period, reflecting the net effect of higher research expense and lower selling and administrative expense due to the absence of AtoHaas costs.

COST REDUCTION INITIATIVES In 1999 the company began implementing a planned redesign of its selling and administrative infrastructure and instituted other cost saving measures. The stated goal of these efforts was to reduce annual procurement, SAR and other expenses by $300 million. As of December 31, 1999 approximately half of this goal had been reached through cost reductions in support services, procurement and manufacturing. A restructuring charge resulting, in part, from these activities was recorded in the year and is discussed below.

INTEREST EXPENSE increased to $159 million in 1999 from $34 million in 1998, due largely to higher debt levels resulting from 1999 acquisitions. Interest expense of $34 million in 1998 decreased 13% from 1997 due to 1998 debt retirements.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT (IPR&D), in acquisitions accounted for by the purchase method, represents the value assigned to research and development projects of an acquired company where technological feasibility had not yet been established at the date of the acquisition, and which, if unsuccessful, have no alternative future use. Amounts assigned to IPR&D are charged to expense at the date of acquisition. Accordingly, the company has charged $105 million to expense in 1999 related to the Morton acquisition. (See Note 3 in Notes to Consolidated Financial Statements.)

SHARE OF AFFILIATE NET EARNINGS in 1999 of $7 million increased from earnings of $2 million in 1998, but decreased compared to earnings of $11 million in 1997. The 1999 earnings result largely from Rodel. Affiliate earnings decreased in 1998 due to the absence of the affiliate earnings of RohMax. In 1997, share of affiliate net earnings were a result of the RohMax joint venture, the contribution of Rodel and improved results from AtoHaas Europe.

PROVISION FOR RESTRUCTURING A restructuring reserve was established in 1999 for costs related both to the integration of Morton and the company's redesign of its selling and administrative infrastructure. A portion of these costs resulted in a before-tax charge of $36 million ($.12 per share after-tax) largely for severance costs for approximately 700 employees of Rohm and Haas, the acquiring company. The charge is net of after-tax pension settlement and curtailment gains. Further settlement gains will be realized over the next year. An additional $68 million largely severance-related reserve associated with staff reductions of approximately 500 employees of the acquired company was recorded in the allocation of the Morton purchase price. Most of the approximately 1,200 employees affected were in support services, including selling, technical and administrative staff functions, approximately one-third of whom separated from the combined company before December 31, 1999 with the balance scheduled to separate in the first half of 2000. (See Note 4 in Notes to Consolidated Financial Statements.) Further charges for restructuring are expected during 2000 as the company continues to evaluate and align its business portfolio with its stated goals.

OTHER INCOME (EXPENSE), NET was $10 million in 1999 compared to expense of $16 million in 1998 and other income of $28 million in 1997. Income in 1999 and 1997 relates largely to remediation settlements with insurance carriers during those years.

EFFECTIVE TAX RATE for 1999 was 46%, up from 35% from the prior year period, largely as a result of the non- deductible write-off of IPR&D. Excluding this charge, the effective tax rate was 38%. The 1999 rate also reflects the effect of non-deductible amortization charges resulting from the company's 1999 acquisition activities. The effective tax rate was 33% in 1997. The 1998 increase compared to 1997 was largely a result of the tax effect of 1998 non-recurring items, primarily the gain on the divestiture of the AtoHaas and RohMax joint ventures.


Liquidity, Capital Resources and Other Financial Data

CASH FLOW provided by operations for 1999 was $816 million compared to $682 million in 1998. The resulting free cash flow of $352 million in 1999 and $328 million in 1998 was used largely in the company's acquisitions activities. Free cash flow is cash provided by operating activities less fixed asset spending and dividends.

FINANCING Total borrowings at year-end 1999 were $4.1 billion, compared to $581 million at year-end 1998. At the end of 1999, the debt ratio was 52% compared with 25% at the end of 1998. In 1998, the company retired $130 million of high interest long-term debt through a tender offer. These debt retirements resulted in an after- tax extraordinary loss of $13 million, or $.07 per share.

On July 6, 1999, the company issued $2 billion of long-term debt, refinancing a portion of the commercial paper borrowings used as initial financing for the Morton and LeaRonal acquisitions. These debt securities include $500 million of five-year 6.95% notes, $500 million of ten-year 7.40% notes and $1 billion of thirty-year 7.85% debentures. Each series of securities will mature on July 15 of its respective year of maturity with interest payable semiannually on January 15 and July 15 of each year, beginning January 15, 2000. The securities are senior unsecured obligations of the company and will rank equally with all other senior unsecured indebtedness. The securities contain restrictions similar to the company's other long-term debt. There are no restrictions on the payment of dividends. In Europe on March 7, 2000, the company issued [eurodollars symbol] 400 million (or $388 million) of 6.0% notes due 2007.

ENVIRONMENTAL There is a risk of environmental damage in chemical manufacturing operations. The company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage. Following the 1999 acquisitions of Morton and LeaRonal, the company began a process at acquired facilities to ensure company-wide uniformity in such policies and practices.

The laws and regulations under which the company operates require significant expenditures for remediation, capital improvements and the operation of environmental protection equipment. Future developments and even more stringent environmental regulations may require the company to make additional unforeseen environmental expenditures.

The company's major competitors are confronted by substantially similar environmental risks and regulations.

The company is a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's (EPA) Superfund priority list and has been named a potentially responsible party at approximately 140 inactive waste sites where remediation costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In some of these cases the company may also be held responsible for alleged personal injury or property damage. The company has provided for future costs at certain of these sites.

The company is also involved in corrective actions at some of its manufacturing facilities. The company considers a broad range of information when determining the amount of its remediation accruals, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for this or similar sites, the liability of other parties, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are updated quarterly as additional technical and legal information becomes available; however, at certain sites, the company is unable, due to a variety of factors, to assess and quantify the


[ID - GRAPHIC: GROSS PROFIT, SAR, OPERATING EARNINGS*]

[ID - GRAPHIC: SELLING PRICE AND RAW MATERIALS COST INDICES*] ultimate extent of its responsibility for study and remediation costs. Major sites for which reserves have been provided are the non-company-owned Lipari, Woodland and Kramer sites in New Jersey, and Whitmoyer in Pennsylvania and company-owned sites in Bristol and Philadelphia, Pennsylvania and Houston, Texas. The Morton acquisition introduced two major sites: Moss Point, Mississippi and Wood-Ridge, New Jersey.

In Wood-Ridge the company and Velsicol Chemical Corporation ("Velsicol") have been held jointly and severally liable for the cost of remediation necessary to correct mercury-related environmental problems associated with a former mercury processing plant. At the date of acquisition Morton had disclosed and accrued for certain ongoing studies, which were expected to be completed by the end of 2000, with regulatory decisions expected in 2001. In allocating the purchase price of Morton, the company accrued for additional study costs at December 31, 1999. Based on the progress of the technical studies, the company expects to develop a range of estimated liabilities in 2000 and revise the allocation of the Morton purchase price; however, final determination of the liability will not be made until regulatory decisions permit such determination.
A separate study of the contamination in Berry's Creek, which runs near the plant site, and of the surrounding wetlands area is expected, but on a timetable yet to be determined; therefore, the results of this separate study will not be considered in the allocation of the Morton purchase price. The company's ultimate exposure will also depend upon the continued ability of Velsicol and its indemnitor, Fruit of the Loom, Inc., which has filed for protection under the bankruptcy laws, to contribute to the cost of remediation and on the results of attempts to obtain contributions from others believed to share responsibility. A cost recovery action against other responsible parties is pending in federal court. Settlements have been reached with those defendants considered de minimis for claims associated with the Wood-Ridge plant site. Where appropriate, the analysis to determine the company's liability, if any, with respect to remedial costs at the above sites reflects an assessment of the likelihood and extent of participation of other potentially responsible parties.

During 1996, the EPA notified Morton of possible irregularities in water discharge monitoring reports filed by the Moss Point, Mississippi plant in early 1995. Morton retained an outside law firm to investigate. Other environmental issues at the plant were identified, and the investigation was expanded to address these additional issues. The company has been provided a copy of a draft multi-count civil complaint and was served with subpoenas and a request for information seeking documents related to environmental compliance at Moss Point and other Morton manufacturing sites. The company engaged in negotiations with the EPA, the Department of Justice (DOJ) and the State of Mississippi seeking resolution of these civil issues. The company also engaged in related negotiations with the DOJ concerning

[ID -- GRAPHIC: ASSET TURNOVER, OPERATING MARGIN AND ROA]

[ID -- GRAPHIC: RETURN ON INVESTMENT]
potential criminal sanctions against the Moss Point plant. Though at the date of acquisition some remediation and legal costs had been accrued for, the company revised these accruals, as part of the allocation of the purchase price of Morton, based on the status of its discussions with the authorities and on the information available as of December 31, 1999. As a result of the issues that began with Moss Point, the company may be exposed to material fines, penalties, and remedial expenses, but is unable to quantify the ultimate exposure.

The amount charged to earnings before tax for environmental remediation was $4 million in 1999, $10 million in 1998 and $46 million in 1997.
The 1997 expense includes a $20 million charge resulting from an unfavorable arbitration decision relating to the Woodlands sites; however, reflected in the 1999 charge is a favorable adjustment of $11 million resulting from formal approval received in 1999 of a less costly remediation method.

The reserves for remediation were $201 million and $131 million at December 31, 1999 and 1998, respectively, and are recorded as "other liabilities" (current and long-term). The company is pursuing lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in results of operations for the quarter in which the litigation is resolved through settlement or other appropriate legal process. Resolutions typically resolve coverage for both past and future environmental spending. The company settled with several of its insurance carriers in 1999 for a total of $28 million, which resulted in after-tax income of approximately $17 million. These settlements were recognized as income in 1999 and there were no insurance recoveries receivable at December 31, 1999. Insurance recoveries receivable, included in accounts receivable, net, were $2 million at December 31, 1998.

In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies related to environmental matters of approximately $110 million and $65 million at December 31, 1999 and 1998, respectively. Further, the company has identified other sites, including its larger manufacturing facilities, where additional future environmental remediation may be required, but these loss contingencies are not reasonably estimable at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the alternative methods of remediation and the range of costs associated with those alternatives. The company believes that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position or consolidated cash flows of the company, but could have a material adverse effect on consolidated results of operations or cash flows in any given quarter.

Capital spending for new environmental protection equipment was $30 million in 1999 versus $17 million in 1998. Spending for 2000 and 2001 is expected to be approximately $29 million and $17 million, respectively. Capital expenditures in this category include projects whose primary purposes are pollution control and safety, as well as environmental aspects of projects in other categories in the table under "Additions to Land, Buildings and Equipment" below that are intended primarily to improve operations or increase plant efficiency. The company expects future capital spending for environmental protection equipment to be consistent with prior-year spending patterns. Capital spending does not include the cost of environmental remediation of waste disposal sites.

Cash expenditures for waste disposal site remediation were $27 million in 1999, $26 million in 1998 and $37 million in 1997. The expenditures for remediation are charged against accrued remediation reserves. The cost of operating and maintaining environmental facilities was $107 million, $94 million and $95 million in 1999, 1998 and 1997, respectively, and was charged against current-year earnings.

DIVIDENDS Total common stock dividends paid in 1999 were $.74 per share, compared to $.70 per share in 1998. The company's common stock dividend payout is targeted at approximately 35% of trend-line earnings. Common stock dividends have been paid each year since 1927. The common stock dividend payout has increased annually every year since 1977. Total preferred dividends paid were $2.75 per share in 1999, 1998 and 1997.

ADDITIONS TO LAND, BUILDINGS AND EQUIPMENT Fixed asset additions were $323 in 1999 and $229 in 1998. Fixed asset additions during 1999 included acrylics expansion in Texas; Coatings expansion in Kentucky; spending on emulsions plants in Spain and China and additional investment in the Agricultural Chemicals business. Nineteen ninety-eight spending focused on emulsions capacity in Europe, ion exchange resin and emulsions capacity in Asia-Pacific and further investment in the Electronic Materials businesses.

The company has budgeted capital expenditures in 2000 of approximately $400 million. Spending for environmental protection equipment, which is included in several of the categories in the table shown below, was $30 million in 1999, $17 million in 1998 and $18 million in 1997. Expenditures for the past three years, categorized by primary purpose of project, were:

-------------------------------------------------------
(Millions of dollars)            1999     1998     1997
-------------------------------------------------------
Environmental, cost savings
  and infrastructure             $191     $133     $137
Capacity additions and new
  products                         98       60       87
Research facilities and
  equipment                        22       27       18
Capitalized interest cost          12        9       12
                                 ======================
Total                            $323     $229     $254
-------------------------------------------------------

ACQUISITIONS AND DIVESTITURES On June 21, 1999, the company acquired Morton for cash of $3 billion and the issuance of 45,121,227 shares of common stock, for a total transaction value of approximately $4.9 billion, including the assumption of $272 million of debt. Morton is a manufacturer of specialty chemicals and a producer of salt for a variety of markets. The cash portion of the acquisition was financed primarily through a combination of commercial paper and the later issuance of longer term instruments (see below). As of December 31, 1999, $26 million had not yet been paid to former Morton shareholders pending the tender of their shares. This is reflected in accounts payable and accrued liabilities. Accounted for by the purchase method, the financial statements reflect the allocation of the purchase price based on estimated fair values at the date of acquisition, pending final determination of the fair value of certain contingent legal and environmental liabilities. The allocation as of December 31, 1999, resulted in acquired goodwill of $1.8 billion, which is being amortized on a straight-line basis over 40 years. Based on an independent appraisal, $105 million of the purchase price was allocated to in-process research and development, which was recorded as a charge in the second quarter of 1999.

In late January 1999, the company acquired all of the outstanding shares of LeaRonal for approximately $460 million. LeaRonal develops and manufactures specialty chemical processes used in the manufacture of printed circuit boards, semiconductor packaging and for electronic connector plating and also provides processes for metal-finishing applications. The acquisition, financed primarily through commercial paper, was accounted for using the purchase method. The financial statements reflect the allocation of the purchase price based on estimated fair values at the date of acquisition, later analysis of certain acquired assets and liabilities and the effects of plans now under way to integrate the two companies, including asset write-downs and severance costs. The allocation as of December 31, 1999 has resulted in acquired goodwill of approximately $202 million, which is being amortized on a straight-line basis over 40 years.

[ID -- GRAPHIC: DILUTED EARNINGS AND DIVIDENDS]

[ID -- GRAPHIC: FREE CASH FLOW]

The results of both Morton and LeaRonal have been included in the consolidated financial statements since the acquisition date.

In the first quarter of 2000 the company sold its Industrial Coatings business to BASF for approximately $175 million. The Industrial Coatings business was acquired by the company in June 1999 as part of the acquisition of Morton International and was recorded at its fair value; accordingly, no gain or loss will be recorded on this transaction.

Also in the first quarter of 2000 the company announced its intention to acquire Acima, a Swiss company specializing in biocidal formulations, polyurethane catalysts and other specialty chemicals. In addition the company acquired an 80% interest in Silicon Valley Chemical Laboratories, Inc.
(SVC), a privately-held supplier of high technologies for the semi-conductor industry. The combined cost for these two transactions will be approximately $90 million. The Acima and SVC transactions will be accounted for under the purchase method and results of operations combined as of the respective dates of acquisition. The financial statements will reflect the allocation of the purchase price based on estimated fair values at the date of acquisition.

In the second quarter of 1999, the company announced its intentions to enter into a joint venture with Stockhausen GmbH and Company
("Stockhausen") of Germany to form a global partnership for the manufacture of acrylic acid. The company expects the transaction to close by the end of 2000. In conjunction with the proposed joint venture, the company acquired Stockhausen's merchant monomer business in Europe in the first quarter of 2000.

During 1998, the company increased its interest in Rodel to 33%, and in early 1999, purchased an additional 15% interest. The total cost for these investments was approximately $149 million. Rodel is a privately held, Delaware-based leader in precision polishing technology serving the semiconductor, memory disk and glass polishing industries. The investment has been accounted for on the equity method with the company's share of earnings reported as equity in affiliates. In the first quarter of 2000, the company increased its ownership in Rodel, Inc., from 48% to 80% for a cost of $164 million. Rodel will be consolidated in the company's financial statements beginning in the first quarter of 2000 and will be accounted for under the purchase method with results of operations combined as of the date of acquisition. The financial statements will reflect the allocation of the purchase price based on estimated fair values at the date of the transactions. The amortization period of the resulting goodwill will be determined when the transaction is complete and a thorough review in accordance with the company's policies of all relevant factors has been completed.

The company sold its interest in the AtoHaas and RohMax businesses in June 1998 for cash proceeds of $287 million, resulting in a net after-tax gain of $76 million, or $.41 per share. Subsequent to the sale of the AtoHaas joint venture, the buyer asserted a claim against the company in late 1998

[ID -- GRAPHIC: CAPITAL ADDITIONS AND DEPRECIATION]

[ID -- GRAPHIC: ASSET TURNS]
related to the value of certain joint venture assets. In 1999, the company settled this matter for approximately $22 million ($14 million, after-tax). In 1998, the company acquired the remaining 50% interest in NorsoHaas, an affiliate acquired in 1997.

STOCK REPURCHASES For the four years ended December 31, 1999, the company repurchased more than 38 million shares, or approximately 19% of common shares outstanding, at a cost of approximately $1 billion. The company repurchased an insignificant number of shares in 1999. During 1998 the company repurchased 17,459,435 shares of its common stock at a total cost of $567 million and 7,653,453 shares in 1997 at a cost of $216 million. Most of the shares obtained in 1998 were through an accelerated stock repurchase program with a third party. Under the terms of this program, the final cost to the company of $440 million ($62 million paid in 1999) reflected the average share price paid by the third party in the market over an extended trading period. Through December 31, 1999, the company had repurchased two-thirds of the 12 million shares of common stock authorized under the current buyback program and received board approval in 1998 for another buyback program of an additional 9 million shares. The company does not intend to buy back a significant number of shares in the near future. There were 218,981,189 and 167,587,287 common shares outstanding at December 31, 1999 and 1998, respectively.

WORKING CAPITAL Accounts receivable from customers increased $643 million and inventory increased $472 million, both reflecting 1999 acquisitions. Days sales outstanding were 70 days, up from 63 days at the end of 1998. Days cost of sales in ending inventory was 76 days, up from 69 days at the end of 1998.

Details about two major components of working capital at the end of 1999 and 1998 follow:

----------------------------------------------
(Millions of dollars)            1999     1998
----------------------------------------------
INVENTORIES
  Year-end balance             $  899     $427
  Annual turnover                4.8x     5.3x
----------------------------------------------
CUSTOMER RECEIVABLES
  Year-end balance             $1,285     $642
  Annual turnover                5.2x     5.8x
----------------------------------------------

LAND, BUILDING AND EQUIPMENT, NET Investments in land, buildings and equipment, net is summarized below:

----------------------------------------------
(Millions of dollars)            1999     1998
----------------------------------------------
Year-end balance               $3,496   $1,908
Annual turnover                  1.9x     2.0x
----------------------------------------------

Annual turnover figures are calculated by dividing annual sales (for customer receivables and land, buildings and equipment, net) or cost of goods sold (for inventories) by the year-end balance. Pro forma annual sales and cost of sales were used for the 1999 calculations. Days sales outstanding was calculated by dividing ending customer receivables by daily sales, and days cost of sales in ending inventory was calculated by dividing ending inventory by daily cost of sales.

ASSET TURNOVER equals sales divided by year-end total assets. Asset turnover was 1.0 in 1999, 1998 and 1997. The 1999 amount was calculated using pro forma sales and assets.

RETURN ON ASSETS (ROA) equals net earnings plus after-tax interest expense, divided by year-end total assets. ROA was 4.0% in 1999, excluding the IPR&D charge, 12.7% in 1998 and 11.2% in 1997.

RETURN ON COMMON STOCKHOLDERS' EQUITY (ROE) is obtained by dividing net earnings less preferred stock dividends by average year-end common stockholders' equity. Average year-end common stockholders' equity is calculated without the reduction for the ESOP transaction. ROE was 13% in 1999, excluding the IPR&D charge, 25% in 1998 and 23% in 1997.

YEAR 2000 During 1996 management initiated an enterprise-wide program to prepare the company's computer systems and applications for the year 2000, and, in 1997, began assessing supply chain and customer implications. All of the company's centralized computer systems were inventoried and assessed to determine their year 2000 readiness, and remediation of all systems was completed in 1999. When the date change occurred, the company experienced only minor computer-related failures, none of which caused business interruption.

A significant proportion of the costs associated with the year 2000 effort represented the redeployment of existing information technology resources. In addition, there were consulting and other expenses related to software application and facilities enhancements necessary to prepare the systems for the year 2000. The total cost of $19 million was charged to expense as incurred over the duration of the project.

RECENT ACCOUNTING STANDARDS In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes a new model for the accounting and reporting of derivative and hedging transactions. The statement amends a number of existing standards and, as amended by SFAS No. 137, is scheduled to be effective for fiscal years beginning after June 15, 2000. The company expects to adopt this standard as required in fiscal year 2001 and, because of continual business-driven changes to its derivatives and hedging programs, has not fully assessed its potential impact on its financial position or results of operations.


Market Risk Discussion

The company is exposed to market risk from changes in foreign currency exchange rates, interest rates and commodity prices. This exposure exists because the company denominates its business transactions in a variety of foreign currencies. Also, it finances its operations through long- and short-term borrowings and purchases raw materials at market prices. As a result, future earnings, cash flows and fair values of assets and liabilities are subject to uncertainty. The company's operating and financing plans include actions to reduce this uncertainty including, but not limited to, the use of derivative financial instruments.

The company has established policies governing its use of derivative instruments including counterparty risks. The company does not use derivative instruments for trading or speculative purposes and only enters into derivative contracts based on an economic analysis of underlying exposures, in the expectation that adverse impacts on future earnings, cash flows and fair values due to fluctuations in foreign currency exchange rates, interest rates and commodity prices will be offset by the proceeds from and changes in fair value of the derivative instruments. The company does not hedge its exposure to market risk in a manner that completely eliminates the effects of changing market conditions on earnings, cash flows and fair values.

In evaluating the effects of changes in foreign currency exchange rates, interest rates and commodity prices on the company's business operations, the risk management system uses sensitivity analysis as a primary analytical technique. The analysis assumes simultaneous shifts in those rates and quantifies the impact of such shifts on the company's earnings, cash flows, and fair values of assets and liabilities during a one-year period. The range of changes used for the purpose of this analysis reflects the company's view of changes that are reasonably possible over a one-year period. Fair values are the present value of projected future cash flows based on market rates and prices chosen.

FOREIGN EXCHANGE RATE RISK Short-term exposures to changing foreign currency exchange rates are primarily due to operating cash flows denominated in foreign currencies. The company covers known and anticipated external transaction and operating exposures by using foreign currency exchange option, forward and swap contracts. The company's most significant foreign currency exposures relate to Western European countries (primarily Germany, France, Italy, the United Kingdom, Sweden and Spain), as well as Brazil, Mexico, Canada, Japan, and Australia. The company conducted a sensitivity analysis on the fair value of its foreign currency hedge portfolio assuming an instantaneous 10% change in foreign currency exchange rates from their levels as of December 31, 1999, with all other variables held constant. A 10% appreciation and depreciation of the U.S. dollar against foreign currencies would result in an increase of $55 million and a decrease of $33 million, respectively, in the fair value of foreign currency exchange hedging contracts. The sensitivity in fair value of the foreign currency hedge portfolio represents changes in fair values estimated based on market conditions as of December 31, 1999, without reflecting the effects of underlying anticipated transactions. When those anticipated transactions are realized, actual effects of changing foreign currency exchange rates could have a material impact on earnings and cash flows in future periods.

Long-term exposures to foreign currency exchange rate risk are managed primarily through operational activities. The company manufactures its products in a number of locations around the world; hence, has a cost base in a variety of European, Asian and Latin American currencies.
This diverse base of local currency costs serves to partially counterbalance the impact of changing foreign currency exchange rates on earnings, cash flows and fair values of assets and liabilities.

INTEREST RATE RISK The company is exposed to changes in interest rates primarily due to its financing, investing and cash management activities, which include long- and short-term debt to maintain liquidity and fund its business operations. The company's current strategic policy is to maintain from 20% to 40% of floating rate debt, with a long-term average of 30%. An 80 basis point increase in interest rates would reduce by $143 million the fair value of liabilities under the company's floating and fixed rate instruments, including short- and long-term debt and derivative contracts outstanding as of December 31, 1999. An 80 basis point decrease in interest rates will increase the fair value of these liabilities by $164 million. In addition, the same degree of increase in interest rates will reduce the company's after-tax annual cash flows by approximately $7 million. An 80 basis point movement is equivalent to approximately 10% of the company's weighted average rate on its world-wide debt.

COMMODITY RATE RISK The company purchases certain raw materials such as natural gas, propylene, acetone, and butanol under short- and long-term supply contracts. The purchase prices are generally determined based on prevailing market conditions. Changing raw material prices have historically had material impacts on the company's earnings and cash flows, and will likely continue to have significant impacts on earnings and cash flows in future periods. The company uses commodity derivative instruments to modify some of the commodity price risks. Assuming a 10% change in the underlying commodity price, the potential change in the fair value of commodity derivative contracts held at December 31, 1999, would not be material when compared with the company's earnings and financial position.

FORWARD-LOOKING STATEMENTS This report includes forward-looking statements, reflecting management's current expectations, based on reasonable assumptions. Results could differ materially depending on such factors as changes in business climate, economic and competitive uncertainties, the company's ability to integrate Morton and LeaRonal, changes in strategies, risks in developing new products and technologies, interest rates, environmental and safety regulations and clean-up costs and foreign exchange rates. As appropriate, additional factors are contained in the company's 1999 Form 10-K report filed with the Securities and Exchange Commission.


[ID -- GRAPHIC: QUARTERLY STOCK PRICES]

Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the company and its subsidiaries. Investments in affiliates (20-50%-owned) are recorded at cost plus equity in their undistributed earnings, less dividends. Intercompany accounts, transactions and unrealized profits and losses on transactions within the consolidated group and with significant affiliates are eliminated in consolidation, as appropriate.

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

TRANSLATION PROCEDURES Foreign currency accounts are translated into U.S. dollars under the provisions of SFAS No. 52, with the U.S. dollar as the functional currency for approximately half of international operations. Under this standard: (1) land, buildings and equipment and related depreciation, inventories, goodwill and intangibles and related amortization and minority interest are translated at historical rates of exchange; (2) all other assets and liabilities are translated at current rates of exchange, and (3) monthly revenues, costs and expenses other than depreciation, amortization of goodwill and intangibles and cost of goods sold are translated at current rates of exchange. Translation gains and losses of those operations that use local currencies as the functional currency are included as a separate component of other comprehensive income. Foreign exchange adjustments, including recognition of open foreign exchange contracts which are not intended to hedge an identifiable foreign currency commitment, are charged or credited to income based on current exchange rates.

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

EARNINGS PER SHARE Basic earnings per share is calculated by dividing net earnings applicable to common shareholders by the average number of shares outstanding for the period. Diluted earnings per share is calculated by adding the earnings impact of the conversion of preferred stock to net earnings applicable to common shareholders and dividing this amount by the average number of shares outstanding for the period adjusted for the assumed preferred stock conversion, and for the dilutive effect of an assumed exercise of all options outstanding at the end of the period.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include cash, time deposits and readily marketable securities with original maturities of three months or less.

INVENTORIES Inventories are stated at the lower of cost or market. Cost of domestic inventories is primarily determined under the last-in, first-out (LIFO) method.

LAND, BUILDINGS AND EQUIPMENT AND RELATED DEPRECIATION Land, buildings and equipment are carried at cost. Assets are depreciated over their estimated useful lives on the straight-line and accelerated methods. Maintenance and repairs are charged to earnings; replacements and betterments are capitalized. The cost and related accumulated depreciation of buildings and equipment are removed from the accounts upon retirement or other disposition with any resulting gain or loss reflected in earnings.

INTANGIBLE ASSETS The company amortizes identifiable intangible assets such as patents and trademarks on the straight-line basis over their estimated useful lives. Goodwill is amortized on the straight-line basis over periods not greater than 40 years. The company evaluates the recoverability of goodwill and other intangible assets on an annual basis, or when events or circumstances indicate a possible inability to recover carrying amounts. Such evaluation is based on various analyses, including cash flow and profitability projections. These analyses necessarily involve significant management judgment.

IMPAIRMENT OF LONG-LIVED ASSETS The company assesses the recoverability of its long-lived assets based on current and anticipated future undiscounted cash flows. In addition, the company's policy for the recognition and measurement of any impairment of such assets is to assess the current and anticipated cash flows associated with the impaired asset. An impairment occurs when the cash flows (excluding interest) do not exceed the carrying amount of the asset. The amount of impairment loss is the difference between the carrying amount of the asset and its estimated fair value.

REVENUE RECOGNITION Revenues from product sales, net of applicable allowances, are recognized upon shipment of product. Exceptions from this practice include shipments of supplier-owned and managed inventory
(SOMI) arrangements. Revenue is recognized under SOMI arrangements when usage of finished goods is reported by the customer, generally on a weekly or monthly basis. Payments received in advance of revenue recognition are recorded as deferred revenue.

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

RECLASSIFICATIONS Certain reclassifications have been made to prior year columns to conform with current year presentation.

Rohm and Haas Company and Subsidiaries
Statements of Consolidated Earnings
Years ended December 31, 1999, 1998 and 1997
------------------------------------------------------------------------------------
(Millions of dollars, except per-share amounts)               1999     1998     1997
------------------------------------------------------------------------------------
CURRENT EARNINGS

        Net sales                                           $5,339   $3,720   $3,999
        Cost of goods sold                                   3,374    2,256    2,544
                                                            ========================
        Gross profit                                         1,965    1,464    1,455
        Selling and administrative expense                     877      635      637
        Research and development expense                       236      207      201
        Interest expense                                       159       34       39
        Amortization of goodwill and other intangibles          83        5        6
        Purchased in-process research and development          105       --       --
        Provision for restructuring                             36       --       --
        Gain (loss) on disposition of joint ventures           (22)     131       --
        Share of affiliate net earnings                          7        2       11
NOTE 5  Other income (expense), net                             10      (16)      28
                                                            ========================
        Earnings before income taxes and extraordinary item    464      700      611
NOTE 7  Income taxes                                           215      247      201
                                                            ========================
        EARNINGS BEFORE EXTRAORDINARY ITEM                  $  249   $  453   $  410
                                                            ========================
NOTE 18 Extraordinary loss on early extinguishment of debt
          (net of income tax benefit of $6)                     --       13       --
                                                            ========================
        NET EARNINGS                                        $  249   $  440   $  410
                                                            ========================
NOTE 21 Less preferred stock dividends                           2        6        7
                                                            ========================
        NET EARNINGS APPLICABLE TO COMMON SHAREHOLDERS      $  247   $  434   $  403
                                                            ========================
        EARNINGS PER COMMON SHARE BEFORE EXTRAORDINARY ITEM:
          -- BASIC                                          $ 1.28   $ 2.55   $ 2.17
          -- DILUTED                                          1.27     2.52     2.13

        EARNINGS PER COMMON SHARE:
          -- BASIC                                          $ 1.28   $ 2.47   $ 2.17
          -- DILUTED                                          1.27     2.45     2.13
------------------------------------------------------------------------------------
        WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
        (IN MILLIONS)
          -- BASIC                                           192.6    175.6    185.8
          -- DILUTED                                         195.7    179.7    192.4
------------------------------------------------------------------------------------

See accompanying summary of significant accounting policies (page 39) and notes to consolidated financial statements (page 45).

Rohm and Haas Company and Subsidiaries
Statements of Consolidated Cash Flows
Years ended December 31, 1999, 1998 and 1997
------------------------------------------------------------------------------------
(Millions of dollars)                                         1999     1998     1997
------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net earnings                                                $  249   $ 440    $ 410
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
    Purchased in-process research and development              105      --       --
    Depreciation                                               368     276      279
    Amortization of goodwill and other intangibles              83       5        6
    (Gain) loss, as adjusted, on sale of facilities
      and investments                                           22     (76)      (4)
    Extraordinary loss on early extinguishment of debt,
      net of tax                                                --      13       --
Changes in current assets and liabilities, net of
  acquisitions and divestitures
    Deferred income taxes                                      (70)     36      (11)
    Accounts receivable                                       (104)     (1)      88
    Inventories                                                (41)      1       24
    Accounts payable, accrued interest and other
      accrued liabilities                                      164     (15)      --
    Federal, foreign and other income taxes payable             25     (85)      12
    Other, net                                                  15      88      (13)
                                                            =======================
        Net cash provided by operating activities              816     682      791
------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

Acquisitions of businesses and affiliates, net of
  cash acquired                                             (3,394)    (21)     (80)
Proceeds from the sale of facilities and investments,
  net of cash sold                                              --     287       10
Additions to land, buildings and equipment                    (323)   (229)    (254)
                                                            =======================
        Net cash (used) provided by investing activities    (3,717)     37     (324)
------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of long-term debt                     2,564      44       16
Purchases of treasury shares                                   (65)   (567)    (216)
Repayments of long-term debt                                   (23)   (205)     (44)
Net change in short-term borrowings                            608     108      (73)
Payment of dividends                                          (141)   (125)    (121)
Other, net                                                      (1)      2       --
                                                            =======================
        Net cash provided (used) by financing activities     2,942    (743)    (438)
------------------------------------------------------------------------------------
          NET INCREASE (DECREASE) IN CASH AND
            CASH EQUIVALENTS                                $   41   $ (24)   $  29
====================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:
  Interest, net of amounts capitalized                      $   72   $  36    $  40
  Income taxes, net of refunds received                        202     237      181

Detail of acquisitions of businesses and affiliates:
  Fair value of assets acquired                             $6,312   $  21    $  80
  Liabilities assumed                                       (1,216)     --       --
  Common stock issued                                       (1,702)     --       --
------------------------------------------------------------------------------------
Net cash paid for acquisitions                              $3,394   $  21    $  80
====================================================================================


See accompanying summary of significant accounting policies (page 39) and notes to consolidated financial statements (page 45).

Rohm and Haas Company and Subsidiaries
Consolidated Balance Sheets
December 31, 1999 and 1998
------------------------------------------------------------------------------
(Millions of dollars)                                           1999      1998
------------------------------------------------------------------------------
        ASSETS
        ----------------------------------------------------------------------
        CURRENT ASSETS
        Cash and cash equivalents                            $    57    $   16
NOTE 11 Accounts receivable, net                               1,370       711
NOTE 12 Inventories                                              899       427
NOTE 13 Prepaid expenses and other assets                        171       133
                                                             =================
          Total current assets                                 2,497     1,287
        ----------------------------------------------------------------------
NOTE 14 Land, buildings and equipment, net                     3,496     1,908
NOTE 2  Investments in and advances to unconsolidated
        subsidiaries and affiliates                              282       142
NOTE 15 Goodwill and other intangible assets, net              4,482        92
NOTE 16 Other assets                                             499       219
                                                             =================
                                                             $11,256    $3,648
------------------------------------------------------------------------------
        LIABILITIES AND STOCKHOLDERS' EQUITY
        ----------------------------------------------------------------------
        CURRENT LIABILITIES
NOTE 17 Notes payable                                        $   931    $  172
NOTE 19 Accounts payable and accrued liabilities               1,407       653
        Federal, foreign and other income taxes payable          172        50
                                                             =================
          Total current liabilities                            2,510       875
        ----------------------------------------------------------------------
NOTE 18 Long-term debt                                         3,122       409
NOTE 10 Employee benefits                                        610       432
NOTE 7  Deferred income taxes                                  1,231       168
NOTE 20 Other liabilities                                        289       184
        Minority interest                                         19        19
NOTE 24 Commitments and contingencies
        ----------------------------------------------------------------------
NOTE 21 Stockholders' equity
        $2.75 cumulative convertible preferred stock;
          authorized--2,846,061 shares; issued--1999:
          no shares; 1998: 1,457,956 shares                       --        73
        Common stock; par value--$2.50; authorized--
          400,000,000 shares; issued--1999:
          242,078,367 shares; 1998: 196,957,140 shares           605       492
        Additional paid-in capital                             1,942       139
        Retained earnings                                      1,331     1,284
                                                             =================
                                                               3,878     1,988
        Less: Treasury stock (1999--23,097,178 shares;
          1998--29,369,853 shares)                               224       286
        Less: ESOP shares (1999--12,915,000;
          1998--13,545,000)                                      125       132
        Accumulated other comprehensive income                   (54)       (9)
                                                             =================
          Total stockholders' equity                           3,475     1,561
------------------------------------------------------------------------------
                                                             $11,256    $3,648
==============================================================================

See accompanying summary of significant accounting policies (page 39) and notes to consolidated financial statements (page 45).

Rohm and Haas Company and Subsidiaries
Statements of Consolidated Stockholders' Equity
Years ended December 31, 1999, 1998 and 1997
------------------------------------------------------------------------------------
(Millions of dollars)                                 1999       1998       1997
------------------------------------------------------------------------------------
NOTE 21 PREFERRED STOCK
        ----------------------------------------------------------------------------
        Balance, beginning of year                  $   73     $  126     $  131
        Redemptions and conversion of shares to
          common stock                                 (73)       (53)        (5)
                                                    ================================
        Balance, end of year                        $   --     $   73     $  126
                                                    ================================
        COMMON STOCK
        ----------------------------------------------------------------------------
        Balance, beginning of year                  $  492     $  590     $  590
        Shares issued in acquisitions                  113         --         --
        Retirements of treasury stock                   --        (98)        --
                                                    ================================
        Balance, end of year                        $  605     $  492     $  590
                                                    ================================
        ADDITIONAL PAID-IN CAPITAL
        ----------------------------------------------------------------------------
        Balance, beginning of year                  $  139     $  135     $  143
        Effect of acquisitions                       1,740         --         --
        Shares issued to employees under bonus plan,
          net of preferred conversions                  63          4         (8)
                                                    ================================
        Balance, end of year                        $1,942     $  139     $  135
                                                    ================================
        RETAINED EARNINGS
        ----------------------------------------------------------------------------
        Balance, beginning of year                  $1,284     $1,932     $1,643
        Net earnings                                   249        440        410
        Common stock dividends paid ($.74, $.70 and
          $.63 per share in 1999, 1998, and 1997,
          respectively) net of tax benefit of
          $4 million in 1999, 1998 and 1997 related
          to the ESOP                                 (139)      (119)      (114)
        Retirements of treasury stock                  (61)      (963)        --
        Preferred stock dividends ($2.75 per share
          in 1999, 1998 and 1997)                       (2)        (6)        (7)
                                                    ================================
        Balance, end of year                        $1,331     $1,284     $1,932
                                                    ================================
NOTE 21 TREASURY STOCK, AT COST
        ----------------------------------------------------------------------------
        Balance, beginning of year                  $  286     $  820     $  629
        Shares issued to employees under bonus plan    (31)       (17)       (15)
        Purchases                                        3        567        216
        Retirements                                     --     (1,061)        --
        Shares issued for conversion of preferred
        stock                                          (34)       (23)       (10)
                                                    ================================
        Balance, end of year                        $  224     $  286     $  820
                                                    ================================
        ACCUMULATED OTHER COMPREHENSIVE INCOME,
        NET OF TAX
        ----------------------------------------------------------------------------
        Balance, beginning of year                  $   (9)    $  (28)    $   (5)
          Net earnings                                     249        440        410
          Foreign currency translation adjustments         (47)        27        (26)
          Minimum pension liability adjustment               2         (8)         3
                                                    ================================
          Other Comprehensive income                   (45)        19        (23)
                                                    ================================
          Comprehensive income                             204        459        387
                                                    ================================
        Balance, end of year                        $  (54)    $   (9)    $  (28)
                                                    ================================

------------------------------------------------------------------------------------

See accompanying summary of significant accounting policies (page 39) and notes to consolidated financial statements (page 45).

Notes to Consolidated Financial Statements

Note 1: Acquisitions and Dispositions of Assets

On June 21, 1999, the company acquired Morton for cash of $3 billion and the issuance of 45,121,227 shares of common stock, for a total transaction value of approximately $4.9 billion, including the assumption of $272 million of debt. Morton is a manufacturer of specialty chemicals and a producer of salt for a variety of markets.
The cash portion of the acquisition was financed primarily through a combination of commercial paper and the later issuance of longer term instruments (see Note 18). As of December 31, 1999, $26 million had not yet been paid to former Morton shareholders pending the tender of their shares. This is reflected in accounts payable and accrued liabilities. Accounted for by the purchase method, the financial statements reflect the allocation of the purchase price based on estimated fair values at the date of acquisition, pending final determination of the fair value of certain contingent legal and environmental liabilities. The allocation as of December 31, 1999, resulted in acquired goodwill of $1.8 billion, which is being amortized on a straight-line basis over 40 years. Based on an independent appraisal, $105 million of the purchase price was allocated to in-process research and development, which was recorded as a charge in the second quarter of 1999.

In late January 1999, the company acquired all of the outstanding shares of LeaRonal for approximately $460 million. LeaRonal develops and manufactures specialty chemical processes used in the manufacture of printed circuit boards, semiconductor packaging and for electronic connector plating and also provides processes for metal-finishing applications. The acquisition, financed primarily through commercial paper, was accounted for using the purchase method. The financial statements reflect the allocation of the purchase price based on estimated fair values at the date of acquisition, later analysis of certain acquired assets and liabilities and the effects of plans now under way to integrate the two companies, including asset write-downs and severance costs. The allocation as of December 31, 1999 has resulted in acquired goodwill of approximately $202 million, which is being amortized on a straight-line basis over 40 years.

The results of both Morton and LeaRonal have been included in the consolidated financial statements since the acquisition date.

The following unaudited pro forma information presents the results of operations of the company as if the above acquisitions had taken place on January 1, 1998 and excludes the write-off of purchased in-process research and development of $105 million:

--------------------------------------------------------------------
(In millions, except per share amounts)               1999      1998
--------------------------------------------------------------------
Net sales                                           $6,652    $6,430
Net earnings                                           447       352
Diluted earnings per share                          $ 2.04    $ 1.57
--------------------------------------------------------------------

These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future.

In the first quarter of 2000 the company sold its Industrial Coatings business to BASF for approximately $175 million. The Industrial Coatings business was acquired by the company in June 1999 as part of the acquisition of Morton International and was recorded at its fair value; accordingly, no gain or loss will be recorded on this transaction.

Also in the first quarter of 2000 the company announced its intention to acquire Acima, a Swiss company specializing in biocidal formulations, polyurethane catalysts and other specialty chemicals. In addition the company acquired an 80% interest in Silicon Valley Chemical Laboratories, Inc. (SVC), a privately-held supplier of high technologies for the semiconductor industry. The combined cost for the these two transactions will be approximately $90 million. The Acima and SVC transactions will be accounted for under the purchase method and results of operations combined as of the respective dates of acquisition. The financial statements will reflect the allocation of the purchase price based on estimated fair values at the date of acquisition.

In the second quarter of 1999, the company announced its intentions to enter into a joint venture with Stockhausen GmbH and Company
("Stockhausen") of Germany to form a global partnership for the manufacture of acrylic acid. The company expects the transaction to close by the end of 2000. In conjunction with the proposed joint venture, the company acquired Stockhausen's merchant monomer business in Europe in the first quarter of 2000.

During 1998, the company increased its interest in Rodel to 33%, and in early 1999, purchased an additional 15% interest. The total cost for these investments was approximately $149 million. Rodel is a privately held, Delaware-based leader in precision polishing technology serving the semiconductor, memory disk and glass polishing industries. The investment has been accounted for on the equity method with the company's share of earnings reported as equity in affiliates. In the first quarter of 2000, the company increased its ownership in Rodel, Inc., from 48% to 80% for a cost of $164 million. Rodel will be consolidated in the company's financial statements beginning in the first quarter of 2000 and will be accounted for under the purchase method with results of operations combined as of the date of acquisition. The financial statements will reflect the allocation of the purchase price based on estimated fair values at the date of the transactions. The amortization period of the resulting goodwill will be determined when the transaction is complete and a thorough review in accordance with the company's policies of all relevant factors has been completed.

The company sold its interest in the AtoHaas and RohMax businesses in June 1998 for cash proceeds of $287 million, resulting in a net after-tax gain of $76 million, or $.41 per share. Subsequent to the sale of the AtoHaas joint venture, the buyer asserted a claim against the company in late 1998 related to the value of certain joint venture assets. In 1999, the company settled this matter for approximately $22 million ($14 million, after-tax). In 1998, the company acquired the remaining 50% interest in NorsoHaas, an affiliate acquired in 1997.


Note 2: Investments

The company's investments in its affiliates (20-50%-owned) totaled $243 million and $118 million at December 31, 1999 and 1998, respectively. The change from 1998 relates primarily to the addition of investments in affiliates and unconsolidated subsidiaries acquired in the Morton acquisition and to additional investment in Rodel in 1999.


Note 3: Purchased In-process Research and Development

In acquisitions accounted for by the purchase method, purchased in-process research and development (IPR&D) represents the value assigned to research and development projects of an acquired company where technological feasibility had not yet been established at the date of the acquisition, and which, if unsuccessful, have no alternative future use. Amounts assigned to IPR&D are charged to expense at the date of acquisition. Accordingly, the company has charged $105 million to expense in 1999 related to the Morton acquisition. (See Note 1.)

Eight IPR&D projects were identified based upon discussions with Morton personnel, analyses of the acquisition agreements, and analyses of data provided by Morton. The two most significant research and development projects are Passive Materials and Lamineer coating which together represent more than 90% of the overall in-process research and development value. The remaining value was assigned to six other in-process projects.

The Passive Materials project is being developed by the Electronic Materials product group, which principally manufactures dry film photoresists sold to printed circuit board manufacturers. Passive Materials will be, if successfully developed, a new form of film materials. As of the date of acquisition, this project had been in development since July 1996; however, it had not yet reached technological feasibility and will not achieve technological feasibility until all of the component technologies are each successfully developed. The nature of the efforts necessary to complete the project relate to completing the design and building of machinery and processes required to manufacture the passive material and developing full-scale production capabilities that can meet desired customer specifications. Management estimates that this technology will be developed and technological feasibility will be reached in 2000.

Lamineer coating is a new and innovative product for Morton's Powder Coatings business and will be, if successfully developed, a family of powder coatings used for a variety of wood applications. The technology will provide manufacturers an alternative method for applying coatings to wood at increased operating and manufacturing efficiencies. Lamineer coating had been in development since early 1996. During this time, a material portion of the Lamineer technology, the base resins, was completely developed. This portion of technology was identified as having an alternative future use and, therefore, was not classified as IPR&D. The curing technologies, however, have been identified as IPR&D. Related products are in the testing and trial stage of development. The efforts required to complete the Lamineer coating project are developing the necessary curing technologies and meeting customer specifications. Management estimates that Lamineer product efforts will be generally completed and will reach technological feasibility in 2000. The estimated cost to complete both the Passive Materials and Lamineer coatings projects is under $6 million.

The fair values of the in-process completed portion of these research and development projects, are as follows:

--------------------------------------------------------------------
(Millions of dollars)                                     Fair Value
--------------------------------------------------------------------
Passive Materials                                           $ 50
Lamineer Coating                                              48
All Others                                                     7
                                                            ========
Total                                                       $105
--------------------------------------------------------------------

The valuation analysis of these projects was performed just prior to the date of acquisition and was based on information available at that time. The projects identified in the analysis were analyzed based primarily on an evaluation of their status in the product development process, the expected release dates, and the percentage completed.

The technique used in valuing each purchased research and development project was the income approach, which includes an analysis of the markets, cash flows, and risks associated with achieving these cash flows. Significant appraisal assumptions include: The period in which material net cash inflows from significant projects are expected to commence; material anticipated changes from historical pricing, margins and expense levels; and the risk adjusted discount rate applied to the project's cash flows.

Material net cash inflows that are attributable to the completed IPR&D are expected to begin in 2001 and expected to last through 2015 for both Passive Materials and Lamineer coating. The forecast for both of these in-process projects relied on sales estimates derived from targeted market share, pricing estimates and expected product life cycles. Both Passive Materials and Lamineer coating are expected to generate higher profit margins, two to three times the margins of historical products in their respective product groups. This is due to their new and innovative characteristics, which allow pricing commensurate with their performance. The discount rate used for the acquired in-process technologies was estimated at 20% for Passive Materials and 25% for Lamineer based upon Morton's weighted average cost of capital of 12%. The discount rate used for the in- process technology was determined to be higher than Morton's weighted average cost of capital because the technology had not yet reached technological feasibility as of the date of valuation. In using a discount rate greater than Morton's weighted average cost of capital, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects, and because the in-process technology had not yet reached technological feasibility as of the date of valuation.

The nature of the efforts required to develop the acquired in-process technology into technologically feasible and commercially viable products principally relate to the completion of all planning, designing and testing activities that are necessary to establish a product or service that can be produced to meet its design requirements, including functions, features and technical performance requirements. The company currently expects that the acquired in-process technology will be successfully developed, but there can be no assurance that the technological feasibility or commercial viability of these products will be achieved.


Note 4: Provision for Restructuring

A restructuring reserve was established in 1999 for costs related both to the integration of Morton and the company's redesign of its selling and administrative infrastructure. A portion of these costs resulted in a before- tax charge of $36 million ($.12 per share after-tax) largely for severance costs for approximately 700 employees of Rohm and Haas, the acquiring company. The charge is net of after-tax pension settlement and curtailment gains. Further settlement gains will be realized over the next year. An additional $68 million largely severance- related reserve associated with staff reductions of approximately 500 employees of the acquired company was recorded in the allocation of the Morton purchase price. Most of the approximately 1,200 employees affected were in support services, including selling, technical and administrative staff functions, approximately one-third of whom separated from the combined company before December 31, 1999 with the balance scheduled to separate in the first half of 2000. Further charges for restructuring are expected during 2000 as the company continues to evaluate and align its business portfolio with its stated goals.

Restructuring reserve activity for 1999 was as follows:

----------------------------------------------------------------------------------------
(Millions of dollars)
----------------------------------------------------------------------------------------
                                  Increases to             Decreases to
                                     Reserve                  Reserve
                    Reserve at -------------------------  ------------------  Reserve at
                    Beginning    Charged   Incr./(Decr.)   Cash      Other       End
                     of year   to Earnings   Goodwill     Payments  Changes*   of year
----------------------------------------------------------------------------------------
Severance and
  other employee
  related charges    $ --         $ 56         $53         $(20)     $(31)       $58
Pension related
  gains                --          (24)         --           --        24         --
Other                  --            4          15           (2)       (2)        15
                     ===================================================================
                     $ --         $ 36         $68         $(22)     $ (9)       $73
----------------------------------------------------------------------------------------

*Amounts in this column reflect the impact of the treatment of most severance for U.S. employees. These costs will be paid from the respective pension plans and not from cash, which also will result in pension-related gains being recorded as increases to the pension asset. (See Note 9.)

Note 5: Other Income (Expense), Net

--------------------------------------------------------------------
(Millions of dollars)                           1999    1998    1997
--------------------------------------------------------------------
Interest income                                 $ 13    $ 13    $  6
Royalty income, net                               10       6       9
Foreign exchange gains (losses), net               4     (13)      3
Minority interest                                 (1)     (2)     (5)
Provision for write-down of assets                --     (11)      2
Integration costs                                (28)     --      --
Voluntary early retirement incentives,
  severance, litigation settlements
  and certain waste disposal
  site cleanup costs                              (9)     (8)     (9)
Environmental insurance recoveries                28      --      26
Other, net                                        (7)     (1)     (4)
                                                ====================
Total                                           $ 10    $(16)    $28
--------------------------------------------------------------------


Note 6: Financial Instruments

The company uses derivative financial instruments to reduce the impact of changes in foreign exchange rates, interest rates and commodity raw material prices on its earnings, cash flows and fair values of assets and liabilities. The company enters into derivative financial contracts based on analysis of specific and known economic exposures. The company's policy prohibits holding or issuing derivative financial instruments for trading or speculative purposes.

Credit risk associated with non-performance by counterparties is mitigated by using major financial institutions with high credit ratings. The company also limits the amount of derivative contracts it enters into with each counterparty.

The company uses primarily purchased foreign exchange option contracts to hedge anticipated sales in foreign currencies by foreign subsidiaries. The option premiums paid are recorded as assets and amortized over the life of the option. Gains and losses on purchased option contracts generally are deferred and recorded in the period in which the underlying sales transactions are recognized. At December 31, 1999 and 1998, net deferred unrealized gains were $9 million and $2 million, respectively.

The notional amounts of foreign exchange option contracts totaled $329 million and $326 million at December 31, 1999 and 1998, respectively. The option contracts outstanding at each balance sheet date have maturities of less than twelve months. The table below summarizes by currency the notional value of foreign exchange option contracts in U.S. dollars:

---------------------------------------------------------
(Millions of dollars)                       1999     1998
---------------------------------------------------------
Euro                                        $169     $161
British pound                                 30       38
Swedish krona                                 30       36
Canadian dollar                               37       33
Australian dollar                             31       31
Japanese yen                                  23       16
New Zealand dollar                             9       11
---------------------------------------------------------

The company also uses foreign exchange forward and swap contracts to reduce the exchange rate risk of specific foreign currency transactions. These contracts generally require the exchange of a foreign currency for U.S. dollars at a fixed rate at a future date. The maturities are generally less than twelve months. The carrying amounts of these contracts are adjusted to their market value at each balance sheet date and recorded in other income and expenses. At December 31, 1999, the open foreign exchange forward contracts totaled $532 million in notional amounts, of which $353 million is to hedge the external transaction exposures and $179 million is to hedge the intercompany loans denominated in currencies other than U.S. dollars. Of the total open foreign exchange forward contracts, $393 million is to exchange Euros into U.S. dollars and $103 million is to exchange Euros into Canadian dollars. At December 31, 1998, the open foreign exchange forward and swap contracts totaled $96 million in notional amounts, of which $41 million is to hedge external transaction exposures and $55 million is to hedge intercompany loans denominated in currencies other than the U.S. dollar. Of the total open foreign exchange contracts, $41 million is to exchange the U.S. dollars for Italian lira, $20 million for British pounds, $20 million for German mark and $15 million for Japanese yen.

At December 31, 1999 and 1998, the company was party to a written interest rate option contract with a notional amount of $25 million to monetize the call provision on the company's 9.375% debentures due 2019. The counterparty paid the company a premium of $5 million for the right to receive 9.375% fixed rate payments beginning 1999 through 2002. In return, the counterparty will pay the company variable interest payments based on six-month LIBOR. The written option has been marked to market at each balance sheet date.

The company uses commodity swap agreements for hedging purposes to reduce the effects of changing raw material prices. Gains and losses on the swap agreements are deferred until settlement and recorded as a component of underlying inventory costs when settled. The notional value of commodity swap agreements totaled $1 million and $5 million at December 31, 1999 and 1998, respectively. The company recorded immaterial related net losses in 1999 and 1998.

The fair value of financial instruments was estimated based on the following methods and assumptions:

   Cash and cash equivalents, accounts receivable, accounts payable and notes payable -- the carrying amount approximates fair value due to the short maturity of these instruments.

   Short and long-term debt -- the fair value is estimated based on quoted market prices for the same or similar issues or the current rates offered to the company or its subsidiaries for debt with the same or similar remaining maturities and terms.

   Interest rate option contracts -- the fair value is estimated based on quoted market prices of the same or similar issues available.

   Foreign currency option contracts -- the fair value is estimated based on the amount the company would receive or pay to terminate the contracts.

   Foreign currency forward and swap agreements -- the carrying value approximates fair value because these contracts are adjusted to their market value at the balance sheet date.

   Commodity swap agreements -- the fair value is estimated based on the amount the company would receive or pay to terminate the contracts.

The carrying amounts and fair values of material financial instruments at December 31, 1999 and 1998 are as follows:

------------------------------------------------------------------------
                                         1999                 1998
------------------------------------------------------------------------
                                 CARRYING    FAIR     Carrying    Fair
(Millions of dollars)             AMOUNT     VALUE     Amount     Value
------------------------------------------------------------------------
                                            Asset (Liability)
Short-term debt                  $  (931)  $  (933)     $(172)    $(172)
Long-term debt                    (3,122)   (3,120)      (409)     (464)
Written interest rate options         (5)       (5)       (10)      (10)
Foreign currency options               4        13          4         7
Foreign exchange forward
  contracts                           (1)       (1)        (1)       (1)
------------------------------------------------------------------------


Note 7: Income Taxes

Earnings before income taxes earned within or outside the United States are shown below:

--------------------------------------------------------------------
(Millions of dollars)                           1999    1998    1997
--------------------------------------------------------------------
United States
  Parent and subsidiaries                       $144    $559    $446
  Affiliates                                       2       1       7
Foreign
  Subsidiaries                                   313     120     154
  Affiliates                                       5       1       4
                                                ====================
Earnings before income taxes                    $464    $681    $611
--------------------------------------------------------------------

Earnings before income taxes in 1998 include $19 million related to an extraordinary loss on early extinguishment of debt.

The provision for income taxes is composed of:

--------------------------------------------------------------------
(Millions of dollars)                           1999    1998    1997
--------------------------------------------------------------------
Taxes on U.S. earnings
  Federal
    Current                                     $ 96    $142    $134
    Deferred                                       4      40       7
                                                ====================
                                                 100     182     141
                                                ====================
  State and other
    Current                                        5       8       6
                                                ====================
  Total taxes on U.S. earnings                   105     190     147
--------------------------------------------------------------------
Taxes on foreign earnings
    Current                                      133      68      77
    Deferred                                     (23)    (17)    (23)
                                                ====================
  Total taxes on foreign earnings                110      51      54
                                                ====================
Total income taxes                              $215    $241    $201
--------------------------------------------------------------------

Income taxes in 1998 include a $6 million tax benefit resulting from an extraordinary loss on early extinguishment of debt.

Cash payments of income taxes were $202 million, $237 million and $181 million in 1999, 1998 and 1997, respectively.

Deferred income taxes reflect temporary differences between the valuation of assets and liabilities for financial and tax reporting. Details at December 31, 1999 and 1998 were:

------------------------------------------------------------------------
(Millions of dollars)                                     1999      1998
------------------------------------------------------------------------
Deferred tax assets related to:
  Compensation and benefit programs                     $  282      $213
  Accruals for waste disposal site remediation              57        47
  Inventories                                               23        29
  All other                                                 79        49
                                                        ================
    Total deferred tax assets                              441       338
                                                        ================
Deferred tax liabilities related to:
  Intangible assets                                        844        --
  Tax depreciation in excess of book
    depreciation                                           579       300
  Pensions                                                 113        80
  All other                                                 49        23
                                                        ================
    Total deferred tax liabilities                       1,585       403
                                                        ================
  Net deferred tax liability                            $1,144      $ 65
------------------------------------------------------------------------

Deferred taxes, which are classified into a net current and non-current balance by tax jurisdiction, are presented in the balance sheet as follows:

------------------------------------------------------------------------
(Millions of dollars)                                     1999      1998
------------------------------------------------------------------------
Prepaid expenses and other assets                       $   81      $ 94
Other assets, net                                            6        10
Accounts payable and accrued liabilities                    --         1
Non-current deferred income taxes                        1,231       168
                                                        ================
  Net deferred tax liability                            $1,144      $ 65
------------------------------------------------------------------------

The effective tax rate on pre-tax income differs from the U.S. statutory tax rate due to the following:

---------------------------------------------------------------------
                                                1999    1998    1997
---------------------------------------------------------------------
Statutory tax rate                              35.0%   35.0%   35.0%
U.S. tax credits                                (2.5)   (1.4)   (1.5)
Charge for IPR&D                                 7.9      --      --
Amortization of non-deductible
  goodwill                                       2.5      --      --
Asset write-downs and dispositions                --      .5      --
Effect of non-taxable currency items             1.1      .1      .5
Gain on sale of facilities and
  investments                                     --     1.5      --
State taxes, net of federal benefit               .7      .3      .4
Taxes on foreign earnings                        1.2     (.6)    (.6)
Other, net                                        .4     (.1)    (.9)
                                                =====================
Effective tax rate                              46.3%   35.3%   32.9%
---------------------------------------------------------------------

At December 31, 1999, the company provided deferred income taxes for the assumed repatriation of all unremitted foreign earnings. In prior years, provision for U.S. income taxes, after applying statutory tax credits, was made on the unremitted earnings of foreign subsidiaries and affiliates which were not considered to be reinvested abroad indefinitely. Total unremitted earnings, after provision for applicable foreign income taxes, were approximately $416 million at December 31, 1999.


Note 8: Segment Information

In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statement supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the industry segment approach with a management approach. SFAS No. 131 designates the internal management accountability structure as the source of the company's reportable segments. The statement also requires disclosures about products and services, geographic areas and major customers. The adoption of this standard did not affect results of operations or financial position but did affect the disclosure of segment information as presented below.

The company's business segment reporting under SFAS No. 131 is consistent with the changes in its financial reporting structure incorporated in the company's reporting since the first quarter of 1998 as revised subsequent to the Morton and LeaRonal acquisitions in 1999. These changes, and concurrent changes to the management organization, were made to better reflect the company's technical strengths and focus on key markets. There are four business segments: Performance Polymers consisting of Adhesives and Sealants, Coatings, Specialty Polymers, Monomers, and Plastics Additives businesses; Chemical Specialties, consisting of the Agricultural Chemicals, Ion Exchange, Consumer and Industrial Specialties and Primenes businesses; Electronic Materials, consisting of Shipley Micro, Shipley Ronal and Rodel, an affiliate as of December 31, 1999 (see Note 1); and Salt, a business acquired with the Morton acquisition. Corporate includes non-operating items such as interest income and expense, corporate governance costs, corporate exploratory research and, in 1999 $105 million of purchased IPR&D and in 1998 a loss on early extinguishment of debt.

The 1998 and 1997 presentations have been restated to reflect these changes. In the restatement, 1997 results of AtoHaas and RohMax are reported under Performance Polymers.

---------------------------------------------------------------------------------------
                     Performance   Chemical   Electronic
      1999             Polymers  Specialties  Materials  Salt   Corporate  Consolidated
---------------------------------------------------------------------------------------
Sales to external
  customers             $2,939     $1,241       $755    $  404     $ --      $ 5,339
Operating profit
  after tax (1)            350        115         57        10     (283)         249
Share of affiliate net
  earnings (losses)          6          1          2        --       (2)           7
Depreciation               215         61         23        25       44          368
Segment assets           4,413      2,012      1,520     2,708      603       11,256
Capital additions          195         65         22        33        8          323
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
                     Performance   Chemical   Electronic
      1998             Polymers  Specialties  Materials  Salt   Corporate  Consolidated
---------------------------------------------------------------------------------------
Sales to external
  customers             $2,254     $1,068       $398    $ --       $ --      $ 3,720
Operating profit
  after tax (2)            372         94         45      --        (71)         440
Share of affiliate net
  earnings (losses)          2         --          4      --         (4)           2
Depreciation               178         61         17      --         20          276
Segment assets           1,819        891        511      --        427        3,648
Capital additions          139         49         29      --         12          229
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
                     Performance   Chemical   Electronic
      1997             Polymers  Specialties  Materials  Salt   Corporate  Consolidated
---------------------------------------------------------------------------------------
Sales to external
  customers             $2,557     $1,043       $399    $ --       $ --      $ 3,999
Operating profit
  after tax (3)            297        105         52      --        (44)         410
Share of affiliate net
  earnings (losses)          9         (1)         3      --         --           11
Depreciation               192         59         16      --         12          279
Segment assets           2,097        864        457      --        482        3,900
Capital additions          159         47         33      --         15          254
---------------------------------------------------------------------------------------

(1) In 1999 the company made significant acquisitions the results of which have been included in the consolidated financial statements since the dates the businesses were acquired. (See Note 1.) Also in 1999, significant non-recurring items totaling $161 million after-tax, or $.82 per share, were incurred including: a $105 million write-off of purchased IPR&D, a restructuring charge, a charge related to 1998 joint venture dispositions and restructuring charges in the Electronic Materials segment, Electronic Materials segment asset write-downs and other restructuring charges mostly associated with the 48%-owned Rodel affiliate and gains related to environmental remediation related insurance settlements.

(2) Included in 1998 results are a one-time net gain of $45 million after-tax. This net gain was the net result of the sale of the company's interest in the AtoHaas and RohMax joint ventures, an early extinguishment of debt, the write-off of certain intangible assets in Europe and business realignment costs primarily in Asia.

(3) Includes a gain of $16 million after tax, the net result of remediation settlements with insurance carriers during the fourth quarter.

The tables below present sales and long-lived asset information by geographic area as of and for the period ending December 31. Sales are attributed to the United States and to all foreign countries combined largely based on customer location and not on the geographic location from which goods were shipped.

-----------------------------------------------------------------------------
          1999                United States       Foreign        Consolidated
-----------------------------------------------------------------------------
Sales to external customers      $2,459           $2,880            $5,339
Long-lived assets                 5,138            3,122             8,260
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
          1998                United States       Foreign        Consolidated
-----------------------------------------------------------------------------
Sales to external customers      $1,754           $1,966            $3,720
Long-lived assets                   936            1,206             2,142
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
          1997                United States       Foreign        Consolidated
-----------------------------------------------------------------------------
Sales to external customers      $1,890           $2,109            $3,999
Long-lived assets                 1,059            1,263             2,322
-----------------------------------------------------------------------------


Note 9: Pension Plans

The company has noncontributory pension plans which provide defined benefits to domestic and non-U.S. employees meeting age and length of service requirements. The pension plans for Morton employees are included in the 1999 valuation. The following disclosures include amounts for both the U.S. and significant foreign pension plans.

-----------------------------------------------------------------------
                                               1999      1998      1997
-----------------------------------------------------------------------
COMPONENTS OF NET PERIODIC
  PENSION INCOME
Service cost                                   $(52)    $ (39)    $ (39)
Interest cost                                   (83)      (64)      (63)
Expected return on plan assets                  148       108       101
Amortization of net gain existing at
  adoption of SFAS No. 87                         9         9        10
Other amortization, net                           7         5         1
                                               ========================
Net periodic pension income                    $ 29     $  19     $  10
-----------------------------------------------------------------------

Pension income primarily reflects recognition of favorable investment experience as stipulated by SFAS No. 87. The pension benefit payments in all three years included payments related to voluntary early retirement incentives and a severance benefit program.

The early retirement and severance benefit programs resulted in a pre-tax gain of $1 million, $3 million and $4 million in 1999, 1998 and 1997, respectively, as settlement gains from retirees electing lump-sum distributions exceeded the cost of the special termination benefits. It is the company's policy to recognize settlement gains at the time of settlement. Special termination benefits are recognized when the termination is probable and the amount of the benefit is calculable.

Plan activity and status as of and for the years ended December 31 were as follows:

-----------------------------------------------------------------------
                                                         1999      1998
-----------------------------------------------------------------------
CHANGE IN PENSION OBLIGATION
Pension obligation at beginning of year                $  999    $  943
Service cost, excluding expenses                           45        34
Interest cost                                              83        64
Plan participants' contributions                            1         1
Divestitures, curtailments and settlements                (11)      (35)
Special termination benefits                               35         5
Actuarial (gain) loss                                     (25)       75
Acquisitions                                              660        --
Foreign currency exchange rate changes                     (1)       (1)
Benefits paid                                            (171)      (87)
                                                       ================
Pension obligation at end of year                      $1,615    $  999
-----------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year         $1,462    $1,401
Actual return on plan assets                              279       198
Contributions                                               3         2
Transfer to fund retiree medical expenses                  --       (14)
Trust expenses                                             (6)       (5)
Divestitures                                               (5)      (32)
Acquisitions                                              799        --
Foreign currency exchange rate changes                     --        (1)
Benefits paid                                            (171)      (87)
                                                       ================
Fair value of plan assets at end of year               $2,361    $1,462
-----------------------------------------------------------------------
Funded status                                          $  746    $  463
Unrecognized actuarial gain                              (434)     (302)
Unrecognized prior service cost                            15        15
                                                       ================
Net amount recognized                                  $  327    $  176
-----------------------------------------------------------------------
Amounts recognized in the statement of
  financial position consist of:
    Prepaid pension cost                               $  317    $  146
    Unrecognized transition asset                          10        30
                                                       ================
Net amount recognized                                  $  327    $  176
-----------------------------------------------------------------------

Net assets of the pension trusts, which primarily consist of common stocks and debt securities, were measured at market value. Assumptions used are as follows:

-------------------------------------------------------------------------
                                          1999               1998
-------------------------------------------------------------------------
                                     U.S.     NON-U.S.  U.S.     Non-U.S.
                                     PLANS     PLANS    Plans     Plans
-------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS
  AS OF DECEMBER 31
Discount rate                        6.75%     6.3%     6.5%      6.3%
Expected return on plan assets        8.6      7.8      8.5       7.9
Rate of compensation increase         4.0      4.2      4.0       4.3
-------------------------------------------------------------------------

The company transferred excess pension plan assets of $14 million in 1998 to fund retiree medical expenses as allowed by U.S. tax regulations.

The company has a noncontributory, unfunded pension plan which provides supplemental defined benefits to U.S. employees whose benefits under the qualified pension plan are limited by the Employee Retirement Security Act of 1974 and the Internal Revenue Code. These employees must meet age and length of service requirements. Pension cost determined in accordance with plan provisions was $14 million in 1999, $11 million in 1998 and $6 million in 1997. Pension benefit payments for this plan were $9 million in 1999, $4 million in 1998 and 1997.

The company has a nonqualified trust, referred to as a "rabbi" trust, to fund benefit payments under this supplemental pension plan. Rabbi trust assets are subject to creditor claims under certain conditions and are not the property of employees. Therefore, they are accounted for as corporate assets and are classified as other non-current assets. Assets held in trust at December 31, 1999 and 1998 totaled $68 million and $30 million, respectively.

The status of this plan at year end was as follows:

-----------------------------------------------------------
                                               1999    1998
-----------------------------------------------------------
CHANGE IN PENSION OBLIGATION
Pension obligation at beginning of year        $ 91     $61
Service cost                                      2       1
Interest cost                                     7       6
Special termination benefits costs               (3)      4
Actuarial loss                                    5      23
Acquisitions                                     33      --
Benefits paid                                   (11)     (4)
                                               ============
Pension obligation at end of year              $124     $91
-----------------------------------------------------------

Pension benefit obligations for this plan were determined from actuarial valuations using an assumed discount rate of 6.75% and 6.5% at December 31, 1999 and 1998, respectively, and an assumed long-term rate of compensation increase of 4% in 1999 and 1998.

In 1997, the company instituted a nonqualified savings plan for eligible employees in the United States. The purpose of the plan is to provide additional retirement savings benefits beyond the otherwise determined savings benefits provided by the Rohm and Haas Company Employee Stock Ownership and Savings Plan (the "Savings Plan"). Each participant's contributions is notionally invested in the same investment funds as the participant has elected for investment in his or her Savings Plan account. For most participants, the company contributes a notional amount equal to 60% of the first 6% of the amount contributed by the participant.
The company's matching contributions are allocated to deferred stock units. At the time of distribution, each deferred stock unit will be distributed as one share of Rohm and Haas Company common stock. Contributions to this plan were $5 million and $2 million in 1999 and 1998, respectively.


Note 10: Employee Benefits

-----------------------------------------------------------------
(Millions of dollars)                              1999      1998
-----------------------------------------------------------------
Postretirement health care and
  life insurance benefits                          $465      $313
Postemployment benefits                              29        19
Unfunded supplemental pension plan
  (See Note 9)                                       80        74
Unfunded foreign pension liabilities                 27        26
Other                                                 9        --
                                                   ==============
Total                                              $610      $432
-----------------------------------------------------------------

The company provides health care and life insurance benefits under numerous plans for substantially all of its domestic retired employees, for which the company is self-insured. In general, employees who have at least 15 years of service and are 60 years of age are eligible for continuing health and life insurance coverage. Retirees contribute toward the cost of such coverage.

The status of the plans at year end was as follows:

---------------------------------------------------------------------
(Millions of dollars)                                 1999       1998
---------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year               $269       $265
Service cost                                             7          5
Interest cost                                           23         17
Divestitures, curtailments and settlements              --         (8)
Amendments                                               1         --
Special termination benefits                             1          1
Actuarial loss                                           7          7
Restructuring charge                                     3         --
Acquisitions                                           148         --
Benefits paid                                          (30)       (18)
                                                      ===============
Benefit obligation at end of year                     $429       $269
Unrecognized prior service cost                          9         10
Unrecognized actuarial loss                             45         53
                                                      ===============
Total accrued postretirement benefit obligation       $483       $332
---------------------------------------------------------------------

The accrued postretirement benefit obligation is recorded in "accrued liabilities" (current) and "employee benefits" (non-current).

Net periodic postretirement benefit cost includes the following components:

-------------------------------------------------------------------
(Millions of dollars)                        1999     1998     1997
-------------------------------------------------------------------
COMPONENTS OF NET PERIODIC
  POSTRETIREMENT COST
Service cost                                  $ 7      $ 5      $ 5
Interest cost                                  23       17       17
Net amortization                               (3)      (4)      (4)
                                              =====================
Net periodic postretirement cost              $27      $18      $18
-------------------------------------------------------------------

The calculation of the accumulated postretirement benefit obligation assumes 5% annual rates of increase in the health care cost trend rate for 1999 and 1998, respectively. The company's plan limits its cost for health care coverage to an increase of 10% or less each year, subject ultimately to a maximum cost equal to double the 1992 cost level. Increases in retiree health care costs in excess of these limits will be assumed by retirees.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have approximately the following effects:

-------------------------------------------------------------------
                                    1-Percentage      1-Percentage
                                   Point Increase    Point Decrease
-------------------------------------------------------------------
(Millions of dollars)               1999    1998     1999     1998
-------------------------------------------------------------------
Effect on total of service and
  interest cost components           $ 1      $1     $ (1)    $ (1)
Effect on postretirement
  benefit obligation                  16       9      (17)     (11)
-------------------------------------------------------------------

The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 6.75% at December 31, 1999 and 6.5% at December 31, 1998.


Note 11:  Accounts Receivable, Net

-----------------------------------------------------------------
(Millions of dollars)                               1999     1998
-----------------------------------------------------------------
Customers                                         $1,285     $642
Unconsolidated subsidiaries and affiliates            28       21
Employees                                              7        6
Other                                                 87       54
                                                  ===============
                                                   1,407      723
Less allowance for losses                             37       12
                                                  ===============
Total                                             $1,370     $711
-----------------------------------------------------------------

Note 12: Inventories

----------------------------------------------------------
(Millions of dollars)                       1999      1998
----------------------------------------------------------
Finished products and work in process       $707      $330
Raw materials                                154        48
Supplies                                      38        49
                                            ==============
Total                                       $899      $427
----------------------------------------------------------

Inventories amounting to $483 million and $391 million were valued using the LIFO method at December 31, 1999 and 1998, respectively. The excess of current cost over the stated amount for inventories valued under the LIFO method approximated $86 million and $77 million at December 31, 1999 and 1998, respectively. Liquidation of prior years' LIFO inventory layers in 1999, 1998 and 1997 did not materially affect cost of goods sold in any of these years.

In 1999 approximately $15 million was charged to cost of sales as a result of an increase to fair market value of FIFO inventories associated with 1999 acquisitions.


Note 13: Prepaid Expenses and Other Assets

----------------------------------------------------------
(Millions of dollars)                       1999      1998
----------------------------------------------------------
Prepaid expenses                            $ 57      $ 29
Deferred tax benefits                         81        94
Other current assets                          33        10
                                            ==============
Total                                       $171      $133
----------------------------------------------------------


Note 14: Land, Buildings and Equipment, Net

----------------------------------------------------------
(Millions of dollars)                       1999      1998
----------------------------------------------------------
Land                                      $  200    $   44
Buildings and improvements                 1,357       813
Machinery and equipment                    4,354     3,276
Capitalized interest                         240       229
Construction                                 198       109
                                          ================
                                           6,349     4,471
Less: accumulated depreciation             2,853     2,563
                                          ================
Total                                     $3,496    $1,908
----------------------------------------------------------

The principal lives (in years) used in determining depreciation rates of various assets are: buildings and improvements (10-50); machinery and equipment (5-20); automobiles, trucks and tank cars (3-10); furniture and fixtures, laboratory equipment and other assets (5-10).

Gross book values of assets depreciated by accelerated methods totaled $999 million and $1,011 million at December 31, 1999 and 1998, respectively. Assets depreciated by the straight-line method totaled $4,952 million and $3,307 million at December 31, 1999 and 1998, respectively.

In 1999, 1998 and 1997 respectively, interest costs of $12 million, $9 million and $12 million were capitalized and added to the gross book value of land, buildings and equipment. Amortization of such capitalized costs included in depreciation expense was $15 million in 1999 and 1998 and $14 million in 1997.


Note 15: Goodwill and Other Intangible Assets, Net

----------------------------------------------------------------
(Millions of dollars)           Life (years)       1999     1998
----------------------------------------------------------------
Goodwill                            40           $2,129     $ 92
Customer lists                      40            1,163       --
Tradenames                          40              739       --
Developed technology             13 to 18           381       --
Workforce                       11 to 16.5          150       --
Other                                                65       55
                                                 ===============
                                                  4,627      147
Less: accumulated amortization                      145       55
                                                 ===============
Total                                            $4,482     $ 92
----------------------------------------------------------------

Goodwill and other intangible assets are primarily related to the acquisition of Morton in 1999. See Note 1.

Amortization expense for goodwill and other intangibles was $83 million, $5 million and $6 million for 1999, 1998 and 1997, respectively. All intangibles are amortized on a straight-line basis.


Note 16: Other Assets

----------------------------------------------------------
(Millions of dollars)                       1999      1998
----------------------------------------------------------
Prepaid pension cost (see Note 9)           $317      $146
Rabbi trust assets (see Note 9)               68        30
Assets held for disposal                      54        --
Deferred tax benefits (see Note 7)             6        10
Other noncurrent assets                       54        33
                                            ==============
Total                                       $499      $219
----------------------------------------------------------


Note 17: Notes Payable

----------------------------------------------------------
(Millions of dollars)                       1999      1998
----------------------------------------------------------
Short-term borrowings                       $827      $167
Current portion of long-term debt            104         5
                                            ==============
Total                                       $931      $172
----------------------------------------------------------

Short-term borrowings include commercial paper and bank debt owed by foreign subsidiaries. The weighted- average interest rate of short-term borrowings was 6.3% and 6.5% at December 31, 1999 and 1998, respectively.

At December 31, 1999, the company has revolving credit agreements totaling $2 billion, of which $1.5 billion expire in 2000 and $500 million in 2004. These agreements, which carry various interest rates and fees, are available to support commercial paper borrowings. Of the total commercial paper outstanding, $500 million is classified as long-term since it is supported by the company's revolving credit agreements expiring in 2004. Several credit agreements permit foreign subsidiaries to borrow local currencies. At December 31, 1999 and 1998, $222 million and $74 million, respectively, was outstanding under these agreements.


Note 18: Long-Term Debt

--------------------------------------------------------------------
(Millions of dollars)                                 1999      1998
--------------------------------------------------------------------
7.85% debentures due 2029                           $1,000      $ --
6.95% notes due 2004                                   500        --
7.40% notes due 2009                                   500        --
Long-term commercial paper borrowings                  500        --
9.34% debentures due 2020                              244        --
9.80% notes due 2020                                   135       135
9.875% notes due 2000                                   --       100
6.63% obligation due through 2012
  (callable 2000 at 104.4%)                             46        46
1.55% note due 2003 (yen denominated)                   40        44
9.50% notes due 2021
  (callable 2002 at 104.8%)                             38        38
9.375% debentures due 2019
  (callable 1999 at 104.7%)                             --        22
Other                                                  119        24
                                                    ================
Total                                               $3,122      $409
--------------------------------------------------------------------

On July 6, 1999, the company issued $2 billion of long-term debt, refinancing a portion of the commercial paper borrowings used as initial financing for the Morton and LeaRonal acquisitions. These debt securities include $500 million of five-year 6.95% notes, $500 million of ten-year 7.40% notes and $1 billion of thirty-year 7.85% debentures. Each series of securities will mature on July 15 of its respective year of maturity with interest payable semiannually on January 15 and July 15 of each year, beginning January 15, 2000. The securities are senior unsecured obligations of the company and will rank equally with all other senior unsecured indebtedness. The securities contain restrictions similar to the company's other long-term debt which contain certain restrictions with respect to tangible net worth and maintenance of working capital. There are no restrictions on the payment of dividends. In Europe on March 7, 2000, the company issued [eurodollars symbol] 400 million (or $388 million) of 6.0% notes due 2007.

In 1998, the company retired $130 million of high interest long-term debt through a tender offer. These debt retirements resulted in an after-tax extraordinary loss of $13 million, or $.07 per share. The $22 million 9.375% debentures were retired in 1999 for an immaterial loss.

Total cash used for the payment of interest expense, net of amounts capitalized, was $72 million, $36 million and $40 million in 1999, 1998 and 1997, respectively.

Long-term debt maturing in the next five years is:

---------------------------------------------
(Millions of dollars)
---------------------------------------------
2000       $104              2003       $  44
2001         21              2004         521
2002         20
---------------------------------------------


Note 19: Accounts Payable and Accrued Liabilities

-----------------------------------------------------------------------
(Millions of dollars)                                    1999      1998
-----------------------------------------------------------------------
Trade and other payables                               $  599      $264
Salaries and wages                                        203       139
Interest                                                  105        10
Reserve for restructuring (see Note 4)                     73        --
Taxes, other than income taxes                             81        29
Accrued acquisition costs                                  57        --
Employee benefits                                          44        25
Reserves for environmental remediation
  (see Note 24)                                            39        45
Sales incentive programs and other selling accruals        68        55
Other                                                     138        86
                                                       ================
Total                                                  $1,407      $653
-----------------------------------------------------------------------


Note 20: Other Liabilities

-----------------------------------------------------------------------
(Millions of dollars)                                    1999      1998
-----------------------------------------------------------------------
Reserves for environmental remediation
  (see Note 24)                                          $162      $ 86
Deferred revenue on supply contracts                       49        56
Other                                                      78        42
                                                         ==============
Total                                                    $289      $184
-----------------------------------------------------------------------


Note 21: Stockholders' Equity

Dividends paid on ESOP shares, used as a source of funds for meeting the ESOP financing obligation, were $13 million in 1999 and $12 million in 1998. These dividends were recorded net of the related U.S. tax benefits. The number of ESOP shares not allocated to plan members at December 31, 1999 and 1998 were 12.9 million and 13.5 million, respectively.

The company recorded compensation expense of $6 million in 1999, 1998 and 1997 for ESOP shares allocated to plan members. The company expects to record annual compensation expense at approximately this level over the next 21 years as the remaining $125 million of ESOP shares are allocated. The allocation of shares from the ESOP is expected to fund a substantial portion of the company's future obligation to match employees savings plan contributions as the market price of Rohm and Haas stock appreciates.

The company repurchased an insignificant number of shares in 1999. During 1998 the company repurchased 17,459,435 shares of its common stock at a total cost of $567 million and 7,653,453 shares in 1997 at a cost of $216 million. Most of the shares obtained in 1998 were through an accelerated stock repurchase program with a third party. Under the terms of this program, the final cost to the company of $440 million ($62 million paid in 1999) reflected the average share price paid by the third party in the market over an extended trading period.

In 1999, the company redeemed its $2.75 cumulative convertible preferred stock under the terms of the issue.

The reconciliation from basic to diluted earnings per share is as follows:

-------------------------------------------------------------------------
                                    Earnings        Shares      Per-Share
                                   (Numerator)   (Denominator)    Amount
-------------------------------------------------------------------------
1999
Net earnings available to
  common shareholders                 $247          192,586        $1.28
Effect of convertible preferred
  stock                                  2               --
Effect of accelerated stock
  repurchase program                    --            1,316
Dilutive effect of options              --            1,819
                                      =====================
Diluted earnings per share            $249          195,721        $1.27
-------------------------------------------------------------------------
1998
Net earnings available to
  common shareholders                 $434          175,591        $2.47
Effect of convertible preferred
  stock                                  6            3,417
Dilutive effect of options              --              693
                                      =====================
Diluted earnings per share            $440          179,701        $2.45
-------------------------------------------------------------------------
1997
Net earnings available to
  common shareholders                 $403          185,808        $2.17
Effect of convertible preferred
  stock                                  7            5,913
Dilutive effect of options              --              717
                                      =====================
Diluted earnings per share            $410          192,438        $2.13
-------------------------------------------------------------------------


Note 22: Stock Compensation Plans

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company continues to apply the provisions of APB Opinion No. 25. Accordingly, no compensation expense has been recognized for the fixed stock option plans. For restricted stock awards, compensation expense equal to the fair value of the stock on the date of the grant is recognized over the five-year vesting period.
Total compensation expense for restricted stock was $1 million, $3 million and $1 million in 1999, 1998 and 1997, respectively. Had compensation expense for the company's fixed stock option plans been determined in accordance with SFAS No. 123, the company's net earnings would have been reduced to $146 million in 1999, $437 million in 1998, and $407 million in 1997. Diluted earnings per common share would have been reduced to $.75, $2.43, and $2.12 in 1999, 1998 and 1997, respectively.


1999 STOCK PLAN

Under this plan, the company may grant as options or restricted stock up to 8 million shares of common stock with no more than 1 million of these shares granted to any employee as options over a five-year period. Awards under this plan may be granted only to employees of the company. Options granted under this plan in 1999 and early 2000 were granted at the fair market value on the date of grant and generally vest over three years expiring within 10 years of the grant date.


NON-EMPLOYEE DIRECTORS' STOCK PLAN OF 1997

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


RESTRICTED STOCK PLAN OF 1992

Under this plan, executives were paid some or all of their bonuses in shares of restricted stock instead of cash. Most shares vest after five years. The plan covers an aggregate 450,000 shares of common stock. Shares of restricted stock issued in 1999 totaled 73,105 at a weighted-average grant-date fair value of $31 per share. In 1998 and 1997, 74,106 and 93,714 shares of restricted stock were granted at weighted-average grant-date fair values of $34 and $28 per share, respectively.


FIXED STOCK OPTION PLANS

The company has granted stock options to key employees under its Stock Option Plans of 1984 and 1992. Options granted pursuant to the plans are priced at the fair market value of the common stock on the date of the grant. Options vest after one year and most expire 10 years from the date of grant. The Stock Option Plan of 1992, as amended in 1994, limits the number of options that can be granted to any one individual within a five-year period to 300,000 shares.

The status of the company's stock options as of December 31 is presented below:

-----------------------------------------------------------------------------
                           1999               1998                1997
-----------------------------------------------------------------------------
                             Weighted-          Weighted-           Weighted-
                              Average            Average             Average
                     Shares  Exercise  Shares   Exercise   Shares   Exercise
                     (000)     Price   (000)      Price    (000)      Price
-----------------------------------------------------------------------------
Outstanding
  at beginning
  of year            2,417    $23.58   2,394     $20.63    2,283     $17.49
Granted              6,545     22.26     471      31.51      600      27.42
Canceled              (709)    18.26     (10)     31.49       --         --
Exercised           (2,834)    18.65    (438)     15.80     (489)     14.31
                     =====               ===                 ===
Outstanding
  at end of year     5,419     25.26   2,417      23.58    2,394      20.63
                     =====             =====               =====
Options exercisable
  at year end        4,993     25.14   1,956      21.71    1,809      18.44
Weighted-average
  fair value of
  options granted
  during the year             $24.38             $ 8.40              $ 7.26
-----------------------------------------------------------------------------

Options activity in 1999 increased compared to 1998 as a result of acquisitions.

The Black-Scholes option pricing model was used to estimate the fair value for each grant made under the Rohm and Haas plan during the year. The following are the weighted-average assumptions used for all shares granted in the years indicated:

------------------------------------------------------------------------
                                                         1999      1998
------------------------------------------------------------------------
Dividend yield                                           2.29%     2.52%
Volatility                                              31.46     25.07
Risk-free interest rate                                  4.99      5.52
Time to exercise                                      6 years   6 years
------------------------------------------------------------------------

The following table summarizes information about stock options outstanding and exercisable at December 31, 1999:

-----------------------------------------------------------------------
                   Options Outstanding            Options Exercisable
           ------------------------------------------------------------
   Range                 Weighted-   Weighted-                Weighted-
    of        Number      Average     Average      Number      Average
 Exercise  Outstanding   Remaining   Exercise   Exercisable   Exercise
  Prices      (000s)       Life        Price       (000s)       Price
-----------------------------------------------------------------------
$11 to $15     323       1.6 years    $12.22         323       $12.22
 18 to 22    1,621       5.3           20.18       1,621        20.18
 25 to 45    3,475       8.0           28.84       3,049        28.33
             =====                                 =====
             5,419                                 4,993
             =====                                 =====
-----------------------------------------------------------------------


Note 23: Leases

The company leases certain properties and equipment used in its operations, primarily under operating leases. Most lease agreements require minimum lease payments plus a contingent rental based on equipment usage and escalation factors. Total net rental expense incurred under operating leases amounted to $79 million in 1999, $57 million in 1998 and $62 million in 1997.

Total future minimum lease payments under the terms of non-cancellable operating leases are as follows:

---------------------------------------------
(Millions of dollars)
---------------------------------------------
2000        $51              2003        $ 27
2001         44              2004          21
2002         39              Thereafter   344
---------------------------------------------


Note 24: Contingent Liabilities, Guarantees and Commitments

There is a risk of environmental damage in chemical manufacturing operations. The company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage. Following the 1999 acquisitions of Morton and LeaRonal, the company began a process at acquired facilities to ensure company-wide uniformity in such policies and practices.

The laws and regulations under which the company operates require significant expenditures for remediation, capital improvements and the operation of environmental protection equipment. Future developments and even more stringent environmental regulations may require the company to make additional unforeseen environmental expenditures. The company's major competitors are confronted by substantially similar environmental risks and regulations.

The company is a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's (EPA) Superfund priority list and has been named a potentially responsible party at approximately 140 inactive waste sites where remediation costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In some of these cases the company may also be held responsible for alleged personal injury or property damage. The company has provided for future costs at certain of these sites.

The company is also involved in corrective actions at some of its manufacturing facilities. The company considers a broad range of information when determining the amount of its remediation accruals, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for this or similar sites, the liability of other parties, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are updated quarterly as additional technical and legal information becomes available; however, at certain sites, the company is unable, due to a variety of factors, to assess and quantify the ultimate extent of its responsibility for study and remediation costs. Major sites for which reserves have been provided are the non-company-owned Lipari, Woodland and Kramer sites in New Jersey, and Whitmoyer in Pennsylvania and company-owned sites in Bristol and Philadelphia, Pennsylvania and Houston, Texas. The Morton acquisition introduced two major sites: Moss Point, Mississippi and Wood-Ridge, New Jersey.

In Wood-Ridge the company and Velsicol Chemical Corporation ("Velsicol") have been held jointly and severally liable for the cost of remediation necessary to correct mercury-related environmental problems associated with a former mercury processing plant. At the date of acquisition Morton had disclosed and accrued for certain ongoing studies, which were expected to be completed by the end of 2000, with regulatory decisions expected in 2001. In allocating the purchase price of Morton, the company accrued for additional study costs at December 31, 1999. Based on the progress of the technical studies, the company expects to develop a range of estimated liabilities in 2000 and revise the allocation of the Morton purchase price; however, final determination of the liability will not be made until regulatory decisions permit such determination.
A separate study of the contamination in Berry's Creek, which runs near the plant site, and of the surrounding wetlands area is expected, but on a timetable yet to be determined; therefore, the results of this separate study will not be considered in the allocation of the Morton purchase price. The company's ultimate exposure will also depend upon the continued ability of Velsicol and its indemnitor, Fruit of the Loom, Inc., which has filed for protection under the bankruptcy laws, to contribute to the cost of remediation and on the results of attempts to obtain contributions from others believed to share responsibility. A cost recovery action against other responsible parties is pending in federal court. Settlements have been reached with those defendants considered de minimis for claims associated with the Wood-Ridge plant site. Where appropriate, the analysis to determine the company's liability, if any, with respect to remedial costs at the above sites reflects an assessment of the likelihood and extent of participation of other potentially responsible parties.

During 1996, the EPA notified Morton of possible irregularities in water discharge monitoring reports filed by the Moss Point, Mississippi plant in early 1995. Morton retained an outside law firm to investigate. Other environmental issues at the plant were identified, and the investigation was expanded to address these additional issues. The company has been provided a copy of a draft multi-count civil complaint and was served with subpoenas and a request for information seeking documents related to environmental compliance at Moss Point and other Morton manufacturing sites. The company engaged in negotiations with the EPA, the Department of Justice (DOJ) and the State of Mississippi seeking resolution of these civil issues. The company also engaged in related negotiations with the DOJ concerning potential criminal sanctions against the Moss Point plant. Though at the date of acquisition some remediation and legal costs had been accrued for, the company revised these accruals, as part of the allocation of the purchase price of Morton, based on the status of its discussions with the authorities and on the information available as of December 31, 1999. As a result of the issues that began with Moss Point, the company may be exposed to material fines, penalties, and remedial expenses, but is unable to quantify the ultimate exposure.

The amount charged to earnings before tax for environmental remediation was $4 million in 1999, $10 million in 1998 and $46 million in 1997.
The 1997 expense includes a $20 million charge resulting from an unfavorable arbitration decision relating to the Woodlands sites; however, reflected in the 1999 charge is a favorable adjustment of $11 million resulting from formal approval received in 1999 of a less costly remediation method.

The reserves for remediation were $201 million and $131 million at December 31, 1999 and 1998, respectively, and are recorded as "other liabilities" (current and long-term). The company is pursuing lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in results of operations for the quarter in which the litigation is resolved through settlement or other appropriate legal process. Resolutions typically resolve coverage for both past and future environmental spending. The company settled with several of its insurance carriers in 1999 for a total of $28 million, which resulted in after-tax income of approximately $17 million. These settlements were recognized as income in 1999 and there were no insurance recoveries receivable at December 31, 1999. Insurance recoveries receivable, included in accounts receivable, net, were $2 million at December 31, 1998.

In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies related to environmental matters of approximately $110 million and $65 million at December 31, 1999 and 1998, respectively. Further, the company has identified other sites, including its larger manufacturing facilities, where additional future environmental remediation may be required, but these loss contingencies are not reasonably estimable at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the alternative methods of remediation and the range of costs associated with those alternatives. The company believes that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position or consolidated cash flows of the company, but could have a material adverse effect on consolidated results of operations or cash flows in any given quarter.

Capital spending for new environmental protection equipment was $30 million in 1999 versus $17 million in 1998. Spending for 2000 and 2001 is expected to be approximately $29 million and $17 million, respectively. Capital expenditures in this category include projects whose primary purposes are pollution control and safety, as well as environmental aspects of projects in other categories that are intended primarily to improve operations or increase plant efficiency. The company expects future capital spending for environmental protection equipment to be consistent with prior-year spending patterns. Capital spending does not include the cost of environmental remediation of waste disposal sites.

Cash expenditures for waste disposal site remediation were $27 million in 1999, $26 million in 1998 and $37 million in 1997. The expenditures for remediation are charged against accrued remediation reserves. The cost of operating and maintaining environmental facilities was $107 million, $94 million and $95 million in 1999, 1998 and 1997, respectively, and was charged against current-year earnings.

There are pending lawsuits filed against Morton related to asbestos exposure at a facility in Weeks Island, Louisiana with additional lawsuits expected. The company expects that most of these cases will be dismissed because they are barred under worker's compensation laws; but cases involving asbestos-caused malignancies will not be barred under Louisiana law. Subsequent to the acquisition, the company commissioned medical studies to estimate possible future claim. No accruals were recorded as of December 31, 1999 because the company was unable to quantify its potential exposure.

The company had been the subject of an investigation by U.S. Customs into the labeling of some products imported into the U.S. from some of the company's non-U.S. locations. In 1999 the company reached a tentative settlement and agreed to pay $3 million subject to further government approval. Such approval remains pending as of December 31, 1999. This non-tax deductible tentative settlement was charged to "other income (expense), net" in 1999. In 1998, subsequent to the sale of the AtoHaas joint venture, the buyer asserted a claim against the company related to the value of certain joint venture assets. In 1999 the company settled this matter for approximately $22 million ($14 million, after-tax).

In addition, the company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the ultimate outcomes, it is the company's opinion that the resolution of all pending lawsuits, investigations and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

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

At December 31, 1999, construction commitments totaled approximately
$65 million.

Note 25: Quarterly Results of Operations (Unaudited)

1999 Quarterly Results
------------------------------------------------------------------------------
                                       1st      2nd      3rd      4th     Year
(Millions of dollars)              Quarter  Quarter  Quarter  Quarter     1999
------------------------------------------------------------------------------
Net sales                             $940   $1,144   $1,577   $1,678   $5,339
Gross profit                           382      449      550      584    1,965
Earnings (loss) before
  extraordinary item                   110       (9)      58       90      249
Net earnings (loss)                    110       (9)      58       90      249
------------------------------------------------------------------------------
Earnings (loss) per common
  share before extraordinary
  item, in dollars
    --Basic                           $.65   $ (.06)  $  .27   $  .41   $ 1.28
    --Diluted                          .64     (.06)     .26      .41     1.27
Net earnings (loss) per
  common share, in dollars
    --Basic                           $.65   $ (.06)  $  .27   $  .41   $ 1.28
    --Diluted                          .64     (.06)     .26      .41     1.27
Cash dividends per common share,
  in dollars                          $.18   $  .18   $  .19   $  .19   $  .74
------------------------------------------------------------------------------

1998 Quarterly Results
------------------------------------------------------------------------------
                                       1st      2nd      3rd      4th     Year
(Millions of dollars)              Quarter  Quarter  Quarter  Quarter     1998
------------------------------------------------------------------------------
Net sales                             $937   $  990   $  909   $  884   $3,720
Gross profit                           373      406      345      340    1,464
Earnings before extraordinary item     109      180       89       75      453
Net earnings                           109      170       86       75      440
------------------------------------------------------------------------------
Earnings per common share before
  extraordinary item, in dollars
    --Basic                          $ .59   $  .98   $  .51   $  .44   $ 2.55
    --Diluted                          .58      .96      .50      .44     2.52
Net earnings per common
  share, in dollars
    --Basic                          $ .59   $  .93   $  .49   $  .44   $ 2.47
    --Diluted                          .58      .91      .48      .44     2.45
Cash dividends per common
  share, in dollars                  $ .17   $  .17   $  .18   $  .18   $  .70
------------------------------------------------------------------------------

1997 Quarterly Results
------------------------------------------------------------------------------
                                       1st      2nd      3rd      4th     Year
(Millions of dollars)              Quarter  Quarter  Quarter  Quarter     1997
------------------------------------------------------------------------------
Net sales                             $986   $1,089   $  974   $  950   $3,999
Gross profit                           361      401      342      351    1,455
Net earnings                           104      117       91       98      410
------------------------------------------------------------------------------
Net earnings per common
  share, in dollars
    --Basic                           $.54   $  .62   $  .48   $  .53   $ 2.17
    --Diluted                          .53      .61      .48      .52     2.13
Cash dividends per common
  share, in dollars                   $.15   $  .15   $  .16   $  .17   $  .63
------------------------------------------------------------------------------

Reconciliation of Earnings as Reported to Earnings
Excluding Non-recurring Items (in millions)
---------------------------------------------------------------------------------------------
                               1st Quarter  2nd Quarter  3rd Quarter  4th Quarter     Year
---------------------------------------------------------------------------------------------
                               1999   1998  1999   1998  1999   1998  1999   1998  1999  1998
---------------------------------------------------------------------------------------------
EARNINGS AS REPORTED           $110   $109  $ (9)  $170   $58    $86  $ 90    $75  $249  $440
IPR&D and other
  acquisition-related charges    --     --   105     --     7     --     3     --   115    --
Joint venture dispositions       --     --    14    (76)   --     --    --     --    14   (76)
Remediation-related insurance
  settlements                   (13)    --    --     --    --     --    (4)    --   (17)   --
Provision for restructuring      --     --    --     --    19     --     4     --    23    --
Asset write-downs,
  integration and other costs     7     --     6     18     5     --     8     --    26    18
Early retirements of debt        --     --    --     10    --      3    --     --    --    13
---------------------------------------------------------------------------------------------
EARNINGS, EXCLUDING
  NON-RECURRING ITEMS          $104   $109  $116   $122   $89    $89  $101    $75  $410  $395
---------------------------------------------------------------------------------------------

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

The company's financial statements have been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report below. Their audit was conducted in accordance with generally accepted auditing standards and included a review of internal accounting controls to the extent considered necessary to determine the audit procedures required to support their opinion.

The audit committee of the board of directors, composed entirely of non-employee directors, recommends to the board of directors the selection of the company's independent auditors, approves their fees and considers the scope of their audits, audit results, the adequacy of the company's internal accounting control systems and compliance with the company's code of business conduct.



RAJIV L. GUPTA                             BRADLEY J. BELL
Chairman of the Board                      Senior Vice President
and Chief Executive Officer                and Chief Financial Officer





Report of Independent Accountants

                                           PRICEWATERHOUSECOOPERS LLP
                                           Thirty South Seventeenth Street
                                           Philadelphia, PA 19103-4094
                                           Telephone  (215) 575 5000



To the Board of Directors and
Stockholders of Rohm and Haas Company

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated earnings, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Rohm and Haas Company and its subsidiaries at December 3l, 1999 and 1998, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of Rohm and Haas Company for the year ended December 31, 1997 were audited by other independent accountants whose report dated February 23, 1998 expressed an unqualified opinion on those statements.


PricewaterhouseCoopers LLP
March 7, 2000

Rohm and Haas Company and Subsidiaries
Eleven-Year Summary of Selected Financial Data (Unaudited)

----------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars,
except per-share
amounts)                  1999      1998      1997      1996      1995      1994      1993      1992      1991      1990      1989
----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------------
Net sales             $  5,339  $  3,720  $  3,999  $  3,982  $  3,884  $  3,534  $  3,269  $  3,063  $  2,763  $  2,824  $  2,661
Gross profit             1,965     1,464     1,455     1,395     1,333     1,267     1,095     1,049       902       930       841
Earnings before
 interest and taxes        623       734       650       569       480       453       235       314       288       350       290
Earnings before
 income taxes              464       700       611       530       441       407       194       261       240       313       251
EARNINGS BEFORE
 EXTRAORDINARY ITEMS
 AND CUMULATIVE
 EFFECT OF
 ACCOUNTING CHANGES   $    249  $    453  $    410  $    363  $    292  $    264  $    126  $    174  $    163  $    207  $    176
NET EARNINGS (LOSS)   $    249  $    440  $    410  $    363  $    292  $    264  $    107  $     (5) $    163  $    207  $    176
EBITDA (1)            $  1,179  $  1,015
As a percent of sales
 Gross profit             36.8%     39.4%     36.4%     35.0%     34.3%     35.9%     33.5%     34.2%     32.6%     32.9%     31.6%
 Selling and
  administrative
  expense                 16.4      17.1      16.0      15.8      15.9      16.7      18.0      17.9      17.0      16.1      15.1
 Research and
  development
  expense                  4.4       5.6       5.0       4.7       5.0       5.7       6.3       6.5       6.6       6.3       6.6
 Earnings before
  extraordinary
  items and
  cumulative
  effects                  4.7      12.2      10.3       9.1       7.5       7.5       3.9       5.7       5.9       7.3       6.6
Return on assets (2)       4.0%     12.7%     11.2%      9.9%      8.1%      7.6%      4.3%      6.1%      6.8%      8.6%      8.3%
Return on common
 stockholders'
 equity (3)               13.4%     25.3%     22.7%     20.1%     16.6%     16.5%      8.1%     11.4%     11.2%     15.2%     14.0%
Ten-year compound
 growth rate
  Sales                    7.2%      3.9%      6.1%      6.8%      6.6%      5.6%      5.7%      5.3%      3.9%      5.1%      5.3%
  Basic earnings per
   common share before
   extraordinary items
   and cumulative
   effect of
   accounting changes      3.8       8.3       8.6       10.5      7.7       5.4      (0.9)      8.6       7.4       9.9       7.1
  Cash dividends per
   common share            6.7       7.5       8.2        8.2      8.3       9.1      10.5      10.5      11.2      13.0      14.9
Wages and salaries    $    919  $    643  $    630  $    627  $    625  $    632  $    616  $    589  $    540  $    520  $    481

CASH FLOW DATA
----------------------------------------------------------------------------------------------------------------------------------
Cash provided by
 operating activities $    816  $    682  $    791  $    706  $    513  $    524  $    358  $    401  $    357  $    336  $    309
Additions to fixed
 assets                    323       229       254       334       417       339       382       283       265       412       385
Depreciation               368       276       279       262       242       231       226       203       183       159       150
Cash dividends             141       125       121       116       109       102        97        88        80        79        77
Free cash flow (4)         352       328       416       256       (13)       83      (121)       30        12      (155)     (153)
Share repurchases           65       567       216       302        29         7        --         1         1       213        --
Investments in joint
 ventures, affiliates
 and subsidiaries        3,394        21        80         7        --        --        --       172        41        12         2

PER COMMON SHARE DATA
AND OTHER SHARE
INFORMATION (5)
----------------------------------------------------------------------------------------------------------------------------------
Net earnings before
 extraordinary items
 and cumulative
 effect of
 accounting changes:
  Basic               $   1.28  $   2.55  $   2.17  $   1.82  $   1.41  $   1.26  $    .58  $    .84  $    .82  $   1.03  $    .88
  Diluted                 1.27      2.52      2.13      1.79      1.40      1.26       .58       .84       .82      1.03       .88
Cash dividends per
 common share         $    .74  $    .70  $    .63  $    .57  $    .52  $    .48  $    .45  $    .43  $    .41  $    .41  $    .39
Common stock price
  High                $49-1/4   $38-7/8   $33-3/4   $27-1/2   $21-5/8   $22-13/16 $20-11/16 $19-7/8   $16-3/16  $12-5/16  $12-1/2
  Low                  28-1/8    26        23-9/16   18-5/16   16-1/2    17-3/4    15-3/4    14-1/4    10-15/16   8-1/16   10-5/16
  Year-end close       40-11/16  30-1/8    31-15/16  27-3/16   21-7/16   19-1/16   19-13/16  17-13/16  14-1/2    11-5/8    11-9/16
Number of shares
 repurchased, in
 thousands                  70    17,459     7,653    13,293     1,545       369        21        54        48    19,428        24
Average number of
 shares outstanding
 -- basic, in
 thousands             192,586   175,591   185,808   196,122   202,566   203,121   202,857   199,188   192,309   198,654   199,779

AT YEAR END
----------------------------------------------------------------------------------------------------------------------------------
Gross fixed assets    $  6,349  $  4,471  $  4,492  $  4,327  $  4,158  $  3,969  $  3,696  $  3,470  $  3,015  $  2,770  $  2,396
Total assets            11,256     3,648     3,900     3,933     3,916     3,861     3,524     3,517     2,897     2,702     2,455
Total debt               4,053       581       606       707       696       786       773       800       753       679       531
Stockholders' equity     3,475     1,561     1,797     1,728     1,781     1,620     1,441     1,428     1,235     1,137     1,311
Debt ratio (6)              52%       25%       22%       26%       25%       26%       31%       30%       28%       32%       23%
Number of registered
 common stockholders     9,462     4,451     4,352     4,492     4,721     4,907     5,120     5,653     5,796     6,088     5,816
Number of employees     21,512    11,265    11,592    11,633    11,670    12,211    12,985    13,619    12,872    12,920    13,040
----------------------------------------------------------------------------------------------------------------------------------

(1) Earnings before interest, taxes, depreciation and amortization. For 1999, EBITDA excludes the IPR&D charge. The company did not calculate this measure prior to 1998.
(2) Net earnings plus after-tax interest expense, divided by year-end total assets. 1999 excludes the IPR&D charge.
(3) Excluding ESOP adjustment and cumulative effect of accounting changes. 1999 excludes the IPR&D charge.
(4) Cash provided by operating activities less fixed asset spending and dividends.
(5) 1989 to 1997 earnings per share and share information has been restated to reflect the 1998 three-for-one stock split.
(6) Total debt, net of cash, divided by the sum of net debt, minority interest, stockholders' equity and ESOP shares.
See accompanying notes on page 64.
See 1999, 1998 and 1997 results in Management Discussion and Analysis on pages 26 to 38.


62                                                                    63

Notes on Eleven-Year Summary

A. In 1999 the company made significant acquisitions the results of which have been included in the consolidated financial statements since the dates the businesses were acquired. Also in 1999, significant non-recurring items totaling $161 million after-tax, or $.82 per share, were incurred including: a $105 million write-off of purchased IPR&D, a restructuring charge, a charge related to 1998 joint venture dispositions and restructuring charges in the Electronic Materials segment, Electronic Materials segment asset write-downs and other restructuring charges mostly associated with the 48%-owned Rodel affiliate and gains related to environmental remediation related insurance settlements.

B. Included in 1998 results are a one-time gain of $45 million, or $.25 per share. This net gain affected all segments and regions, except Latin America, and was the net result of the sale of the company's interest in the AtoHaas and RohMax joint ventures, an early extinguishment of debt, the write-off of certain intangible assets in Europe and business realignment costs primarily in Asia.

C. The 1997 earnings include a gain of $16 million after tax, or $.09 per common share, the net result of remediation settlements with insurance carriers during the fourth quarter.

D. The 1996 earnings included a net gain of 2 cents per common share from non-recurring items. This is the net effect of a 5 cent per common share gain related to retroactive tax credits on sales outside of the United States and a charge of 3 cents per common share for charges for restructuring operations in Japan, a plant writedown in the United States, a gain from a land sale in Japan, and restructuring costs associated with the AtoHaas joint venture in Europe.

E. Results in 1995 were reduced by a charge of 8 cents per common share for additional potential liability related to the cleanup of the Whitmoyer waste site in Myerstown, Pennsylvania.

F. Earnings in 1993 included charges of 16 cents per common share for remediation of property near the Lipari landfill, 8 cents per common share for cancelling construction of a plastics manufacturing facility in England and 9 cents per common share for the writedown of the imidized plastics production line in Kentucky. Results also included a gain of 5 cents per common share for the sale of Supelco, Inc.

G. Effective January 1, 1993, the company adopted a new accounting standard for postemployment benefits. The cumulative effect of the change as of the adoption date was a charge of 9 cents per common share. The impact on 1993 earnings was not material.

H. Results in 1992 included a 19 cents-per-common-share charge for the estimated costs of downsizing a manufacturing site in Philadelphia.

I. Effective January 1, 1992, the company adopted new accounting standards for postretirement benefits and income taxes. The cumulative effect of these accounting changes as of the adoption date was a charge of $.90 per common share. The impact on 1992 results was an after-tax charge of 4 cents per common share.


Shareholder Information

Stock Exchange Listing
Rohm and Haas stock trades on the New York Stock Exchange (NYSE) under the trading symbol ROH.

Transfer Agent and Registrar
EQUISERVE, L.P.
P.O. Box 8218
Boston, MA 02266-8218
(800) 633-4236
www.equiserve.com

Annual Meeting
of Stockholders
Rohm and Haas Company's Annual Meeting of Stockholders will be held on May 1, 2000 at the American Philosophical Society's Ben Franklin Hall, 427 Chestnut Street, Philadelphia, PA at 10:30 a.m. Formal notice of the meeting, the proxy statement and form of proxy will be mailed to current shareholders on March 27, 2000.

Independent Accountants
PRICEWATERHOUSECOOPERS LLP
30 South 17th Street
Philadelphia, PA 19103-4094
(215) 575-5000

10-K filing with the SEC
You can obtain a copy of Rohm and Haas's annual report to the U.S. Securities and Exchange Commission (SEC) through:

The SEC EDGAR database at:
www.sec.gov

The Rohm and Haas website:
www.rohmhaas.com

The Rohm and Haas Investors
Line at: 1-800-ROH-0466

or by writing to:
Rohm and Haas Company
Public Relations Department
100 Independence Mall West
Philadelphia, PA 19106-2399
(215) 592-3045

                         Rohm and Haas Company

Manufacturing Locations
ARGENTINA: Buenos Aires
AUSTRALIA: Geelong
BAHAMAS: Inagua
BRAZIL: Jacarei
CANADA: Ajax; Iles-De-La-Madeleine;
   Lindbergh; Ojibway; Pugwash; Regina/
   Belle Plaine; West Hill; Windsor
CHINA: Beijing; Dongguan; Hong Kong;
   Songjiang
COLOMBIA: Barranquilla
FRANCE: Aigues-Mortes; Chauny; Dax;
   Lauterbourg; Salin-de-Giraud; Semoy;
   Varangeville; Villers-Saint-Paul
GERMANY: Bremen; Osnabruck;
   Strullendorf
INDONESIA: Cilegon
ITALY: Garlasco; Mozzanica; Mozzate; Parona;
   Robecchetto; Romano d'Ezzelino
JAPAN: Mie; Nagoya; Osaka; Sasagami;
   Soma; Tokyo
MEXICO: Apizaco; Toluca
NETHERLANDS: Amersfoort; Delfzijl
NEW ZEALAND: Auckland
PHILIPPINES: Las Pinas
SINGAPORE: Singapore
SOUTH AFRICA: New Germany
SPAIN: Torrevieja, Tudela
SWEDEN: Landskrona
SWITZERLAND: Lucerne
TAIWAN: Chiayi Hsien; Ta Yuan; Taoyuan
   Hsien; Thailand: Maptaphut
TUNISIA: Sfax; Sousse
UNITED KINGDOM: Buxton; Coventry;
   Dewsbury; Grangemouth; Jarrow;
   Warrington


UNITED STATES:
   Arizona: Glendale; Phoenix; Scottsdale
   California: Hayward; La Mirada;
   Long Beach; Newark; Orange; Sunnyvale;
   Tustin
   Delaware: Newark
   Florida: Cape Canaveral
   Illinois: Chicago Heights; Elk Grove;
   Kankakee; Lansing; Ringwood
   Indiana: Warsaw
   Iowa: Muscatine
   Kansas: Hutchinson
   Kentucky: Louisville
   Louisiana: Weeks Island
   Massachusetts: Marlborough;
   North Andover
   Michigan: Manistee
   Mississippi: Moss Point
   New Jersey: Paterson; Perth Amboy
   New York: Freeport; Silver Springs
   North Carolina: Charlotte
   Ohio: Cincinnati; Fairport; Rittman;
   West Alexandria
   Pennsylvania: Bristol/Croydon;
   Philadelphia; Reading
   South Carolina: Greenville; Spartanburg
   Texas: Bayport; Deer Park; Grand Saline;
   Houston; Knoxville
   Utah: Grantsville
   Virginia: Wytheville
   Washington: Elma


Research Facilities
Corporate Research Headquarters
Spring House, Pennsylvania USA


Other Research
and Technical Facilities
AUSTRALIA: Geelong
CHINA: Shanghai
FRANCE: Aigues-Mortes, Lauterbourg,
   Semoy, Valbonne
GERMANY: Bremen, Mannheim, Osnabruck,
   Strullendorf
ITALY: Mozzate, Parona, Robecchetto,
   Romano d'Ezzelino
JAPAN: Omiya, Nara, Sasagami,
   Washinomiya
NETHERLANDS: Amersfoort
SINGAPORE: Singapore
SWITZERLAND: Buchs, Lucerne
UNITED KINGDOM: Coventry, Dewsbury
UNITED STATES:
   Arizona: Phoenix
   Delaware: Newark
   California: Tustin
   Georgia: Chamblee
   Illinois: Lansing, Woodstock
   Massachusetts: Marlborough,
   North Andover, Woburn
   New Jersey: Paterson
   New York: Freeport
   North Carolina: Charlotte
   Ohio: Cincinnati, West Alexandria
   Pennsylvania: Bristol, Flying Hills
   Texas: Houston

                               ROHM AND
                              HAAS [LOGO]
                           www.rohmhaas.com