Form 10-K, Exhibit 13
period 2000-12-31
ROHM & HAAS CO
filed 2001-03-28
CIK 84792

2000 Annual Report - Master Text - 3/14/01

Cover - Under photo of man and son at the bathroom sink

Mornings are busy. Everyone's getting ready to meet the day. You might not realize it, but Rohm and Haas is with you, too. . . .

Table of Contents

     Financial Highlights...........................  1

     Letter to Shareholders.........................  2

     Running into the Future .......................  5

     Performance Polymers ..........................  6

     Chemical Specialties........................... 12

     Electronic Materials .......................... 16

     Salt .......................................... 20

     Corporate Responsibility ...................... 22

     Directors and Officers ........................ 25

     Financials .................................... 27  [Lift flap for index]

     Shareholder Information ....................... 64

     Company Locations ............................. inside back cover


Inside Cover Flap -- continuation of cover story (with photo of man and son in bathroom)

     6:14 a.m. Glance around the bathroom. Our products are in the shampoos you use and in the hair sprays that keep you looking your best all day. We're the essential ingredients in the caulks and sealants around the bath or shower stall, and the adhesives that hold the tiles firmly to the wall.

     As you read through this report, travel with us as we find Rohm and Haas technology in use around the world - Quietly Improving the Quality of Life(TM).

Inside Front Cover

Financial Contents:

Management Discussion and Analysis
27    Results of Operations (2000, 1999 and 1998)
27    Summary by Business Segment (2000, 1999, and 1998)
31    Liquidity, Capital Resources and Other Financial Data
38    Market Risk Discussion

39    Quarterly Stock Prices

Consolidated Financial Statements
39    Summary of Significant Accounting Policies
41    Statements of Consolidated Earnings
42    Statements of Consolidated Cash Flows
43    Consolidated Balance Sheets
44    Statements of Consolidated Stockholders' Equity

Notes to Consolidated Financial Statements
45    Note 1 Acquisitions and Dispositions of Assets
46    Note 2 Investments
46    Note 3 Purchased In-process Research and Development
47    Note 4 Provision for Restructuring
48    Note 5 Other Income (Expense), Net
48    Note 6 Financial Instruments
50    Note 7 Income Taxes
51    Note 8 Segment Information
52    Note 9 Pension Plans
53    Note 10 Employee Benefits
54    Note 11 Accounts Receivable, Net
54    Note 12 Inventories
54    Note 13 Prepaid Expenses and Other Assets
54    Note 14 Land, Buildings and Equipment, Net
54    Note 15 Goodwill and Other Intangible Assets, Net
55    Note 16 Other Assets
55    Note 17 Notes Payable
55    Note 18 Long-Term Debt
55    Note 19 Accrued Liabilities
55    Note 20 Other Liabilities
56    Note 21 Stockholders' Equity
56    Note 22 Stock Compensation Plans
57    Note 23 Leases
57    Note 24 Contingent Liabilities, Guarantees and Commitments
60    Note 25 Quarterly Results of Operations

61    Report on Financial Statements
61    Report of Independent Accountants
62    Eleven-Year Summary of Selected Financial Data

[The following tables were represented by pie charts in the printed material.]

Sales by Region
(millions of dollars)
North America       $3988
Europe              $1650
Asia-Pacific         $908
Latin-America        $333

Sales by Business Segment
(millions of dollars)
Performance Polymers          $3401
Chemical Specialties          $1408
Electronic Materials          $1195
Salt                           $875

     This report includes forward-looking statements, reflecting management's current expectations, based on reasonable assumptions. Results could differ materially, depending upon such factors as change in business climate, economic and competitive uncertainties, raw material and energy costs, foreign exchange rates, interest rates, acquisitions or divestitures, risks in developing new products and technologies, changes in business strategies, or the unanticipated costs of complying with environmental and safety regulations. Further details about potential risks can be found beginning on page 38 and in the company's 10-K filing with the U.S. Securities and Exchange Commission.

Contact Information

Please contact us for additional information about Rohm and Haas:
Visit our website: www.rohmhaas.com
Call us at: 1-215-592-3000
Fax us at:  1-215-592-3377

Write to us at:
    Rohm and Haas Company
    100 Independence Mall West
    Philadelphia, PA  USA 19106-2399
    USA

--------------------------------------------------------------------------

                                                    FINANCIAL HIGHLIGHTS

Financial Highlights
Millions of dollars (except per-share amounts)             2000      1999
--------------------------------------------------------------------------

For the year:
  Net sales                                              $6,879    $5,374
  Pro forma net sales (1)                                    --     6,715
  Net earnings                                              354       249
  Net earnings, excluding non-recurring items (2),(4)       381       410
  Pro forma net earnings (1)                                 --       388
  EBITDA (3),(4)                                          1,471     1,179
  Capital additions                                         391       323
  Free cash flows (5)                                       213       352
--------------------------------------------------------------------------

At year end:
  Total assets                                          $11,267   $11,256
  Total debt                                              3,774     4,053
  Stockholders' equity                                    3,653     3,475
--------------------------------------------------------------------------

Ratios:
  Return on capital employed (6)                            9.2%     11.4%
  Return on common stockholders' equity (7)                10.0      13.4
--------------------------------------------------------------------------

Per common share:
  Net earnings
    Basic                                                 $1.61     $1.28
    Diluted                                                1.61      1.27
  Net earnings, excluding non-recurring items (2),(4)
    Basic                                                 $1.73     $2.13
    Diluted                                                1.73      2.09
  Common dividends                                        $ .78     $ .74
--------------------------------------------------------------------------

(1) Pro forma results include Morton and LeaRonal as if these 1999 acquisitions had occurred on January 1, 1998.
    Pro forma earnings exclude non-recurring items.
(2) Non-recurring items for 2000 include purchased in-process research and development (IPR&D) in the Electronic Materials segment, restructuring charges in the Chemical Specialties segment related to the Ion Exchange Resins business and certain integration costs related to the Morton acquisition. Non-recurring items for 1999 include: restructuring charges, IPR&D related to the Morton acquisition, charges related to 1998 joint venture dispositions, Electronic Materials segment asset write-downs and other restructuring charges mostly associated with the 48 percent-owned Rodel affiliate and gains related to environmental remediation related insurance settlements.
(3) Earnings before interest, taxes, depreciation and amortization. EBITDA excludes non-recurring items.
(4) EBITDA, and net earnings, excluding non-recurring items, are presented to assist security analysis and others in evaluating the company's performance and its ability to generate cash. EBITDA, cash earnings per share and net earnings, excluding non-recurring items, should not be considered as alternatives to cash flow from operating activities, as a measure of liquidity or as alternatives to net income as an indicator of the company's operating performance in accordance with generally accepted accounting principles. The company's definitions of these measures may not be consistent with those used by other companies.
(5) Free cash flow is cash provided by operating activities less capital asset spending and dividends.
(6) Net earnings plus after-tax amortization and interest expense divided by average total assets less average non-interest bearing liabilities.
(7) Stockholders' equity is before reduction for the Employee Stock Option Plan (ESOP) transaction. Excludes IPR&D charges.

[ID: BARCODE]
FINANCIAL HIGHLIGHTS

Chairman's Letter Spread - Pages 2-4
Captions to graphics in italics

Worldwide

(THE FOLLOWING TABLE WAS REPRESENTED BY A LINE CHART IN THE PRINTED MATERIAL.)

Millions of Dollars        1996       1997        1998       1999       2000

     Sales                3,982      3,999       3,720      5,374      6,879
     Sales Pro Forma                             6,503      6,715

     Earnings               363        410         440        249        354
     Earnings Pro Forma                            311        388

*Pro forma results include Morton and LeaRonal as if these 1999 acquisitions occurred on January 1, 1999.
 Pro forma earning exclude non-recurring items.

         Did you Know? (page 3) Rohm and Haas is one of the world's leading specialty chemical companies. By definition, "specialty chemistry" brings useful characteristics to end-use products. Here are just a few examples of the benefits Rohm and Haas technology brings: excellent conductivity to semiconductor chips and printed wiring boards; flexibility to plastics; superior performance to paints and coatings, consistency in preserving shampoos and lotions, and purity in the processes used to make pharmaceutical products.

         Electronic Materials Montage Caption (POWER & SPEED) (PAGE 2)
         Our footprint in the electronics industry is increasing, thanks to chemistry essential to the design and production of computer chips and circuit boards, keyboards and housings and the ultrapure water needed to keep processes contaminant free.

         Sunspheres technology sphere and sunscreen bottles shown (REFLECTING) (page 3)
         We see possibilities in technology that others do not. Several years ago, our scientists invented a way to make tiny, hollow spheres suspended in liquid emulsions. These microvoids refract, or bend, light. We first brought this technology to coatings to make paint that covers in one coat, then to papers to make high-quality, gloss stock. The newest generations of these tiny spheres are being introduced in sunscreens, where they help protect skin from the sun's harmful ultraviolet rays.

         Powder Coatings (Pen)
         We continue to make great progress demonstrating the incomparable value of powder coatings over liquid in uses as diverse as outdoor grills, gift pens and kitchen cabinetry.

         Photo of Raj L. Gupta, Chairman and CEO (page 2)
         Photo of J. Michael Fitzpatrick, President and COO (page 3)

Chairman's Letter

     To the Shareholders of Rohm and Haas Company:
     Rohm and Haas recorded a solid performance in 2000, in spite of a persistently difficult external environment. The breadth of our specialty technologies, the global reach of our businesses and excellent internal cost control allowed us to cope with ever-increasing raw material and energy costs, a significantly weaker Euro, and declining demand associated with slowing in the U.S. building, construction and automotive markets.

     As the Year Began
     Rohm and Haas began the year in fine form, with strong demand for our products and technologies in markets around the world. There was some concern about escalating costs for the raw materials used to make the acrylic-based Performance Polymers products, but the affected businesses had begun to implement price increases late in 1999 that were expected to blunt what was then anticipated to be a temporary spike in costs.

     By mid-year, what first appeared to be a manageable increase in raw material costs turned into an upheaval in the external environment. Raw material costs for acrylic-based materials - propylene, acetone, styrene, vinyl acetate monomer, butanol - escalated above all expectations, running up to levels 60 percent higher than the previous year.

     Late in the second quarter, the Performance Polymers businesses saw a sharp drop in demand fom the U.S. building, construction and related markets. An escalation in energy-related costs soon followed. As the second half of the year unfolded, the slowing in U.S. markets intensified.

     In addition, a slide in the value of the Euro against the U.S. dollar cost us nearly $160 million in reported sales for the year, though, thankfully, we were successful in mitigating the bottom-line currency impact through effective hedging efforts.

     Although pro forma earnings adjusted for one-time items were only down from $1.77 to $1.73 per share, our reported 2000 earnings were significantly below our original expectations. We disappointed our shareholders and ourselves.

     Yet, even in adversity, the strength of our underlying business strategy could clearly be seen. This strategy, first discussed in detail at our annual meeting in June 1999, is outlined here:

     A Balanced Portfolio
     We have taken deliberate steps to improve our product portfolio by focusing on newer, more profitable technologies which generate products that grow considerably faster than average market rates. Simultaneously, we have shed businesses whose products have become less unique and grow at slower rates. For example, Rohm and Haas has made considerable investments in Electronic Materials, including the increased stake in Rodel, and the Mitsubishi photoresist business. The company also acquired Acima, which expanded the breadth of preservative technology and brought formulation capability to Consumer and Industrial Specialties. Divestitures during the year included Industrial Coatings, the thermoplastic polyurethane portion of Adhesives and Sealants, and the European salt businesses.

     The benefits of a broader-based portfolio are evident when comparing the performance of one individual business to another. While Coatings, Adhesives and Sealants, and Plastics Additives struggled with the problems of slower market growth and higher costs, the Electronic Materials business thrived, thanks to unprecedented demand for photoresist, printed wiring board materials and chemical mechanical planarization technologies used to make electronic devices. And, at the end of the year, cold, snowy weather in the Midwestern U.S. brought a tremendous sales surge for our Salt businesses. We are committed to further broadening our technical expertise, and focusing on the faster-growing segments of the markets we serve.

     Improved Geographic Reach
     In 2000, Rohm and Haas also improved its ability to serve customers around the world. New or expanded manufacturing plants opened in China, Germany and Argentina. Powder Coatings continued to integrate its U.S. and European operations, and brought some of its newest technology to the European market. And nearly all of the acquisitions and alliances formed by Electronic Materials in 2000 had the added benefit of strengthening their position in the Asia-Pacific region.

     Focus on Operational Excellence
     We maintained our focus on operational excellence. In 2000, we achieved $300 million integration-related cost savings three months ahead of schedule. The extent of ongoing internal cost control resulted in selling, administrative and research costs that were 19 percent of sales for 2000, compared with 21 percent in 1999. The vast majority of the company's manufacturing plants ran smoothly during the year. However, we failed to improve our overall safety record. The occupational illness and injury rate (number of injuries per 200,000 hours worked) remained at 2.3. This is unacceptable. We have renewed our resolve to continually improve the safety of our operations until no one gets hurt while working at Rohm and Haas.

     Outlook
     It is clear that the external factors that challenged us in 2000 remain: raw material costs remain high, and energy costs continue to rise. Slowing growth that first appeared in the U.S. building and construction markets has begun to extend into other regions, and can now be seen in the electronics market. And, even though the Euro has strengthened a bit from its low point last October, Rohm and Haas will continue to push against external headwinds through most of 2001.

     When the external environment will improve may be beyond our control, but we have no doubt about our ability to navigate through it successfully. In this environment, the traditional strengths of this organization - an emphasis on operational excellence, tight cost control, commitment to customers and our mutual long-term growth - are essential. We have seen this part of the economic cycle before, we know which steps we need to take, and we know how to execute a short-term strategy based on efficiency and customer service without losing our long-term focus on growth. You can count on Rohm and Haas to continue to make selected investments in technology and products that will support profitable growth, help us expand market share, and continue the transformation of a company whose chemistry and technology will provide an ongoing profitable return to its shareholders.


     (signature)                                     (signature)
     Raj L. Gupta                                    J. Michael Fitzpatrick
     Chairman and CEO                                President and COO

     March 26, 2001


Running Into the Future - Page 5

     We are running into the future with a clear sense of purpose and direction.

     The quality and breadth of our chemistry has been a hallmark of our success, along with an ability to transform this knowledge into products and services that enhance the success of our customers.

     Here is a glimpse of just some of the creativity at work:

     (photo of plant at night)
     Better building blocks: We are already the world's largest producer of acrylic acid - the basic building block used to make everything from baby diapers and laundry detergents to water-based paints and coatings. Today, these products are petroleum based, but we're hard at work exploring new routes for making them, and finding potential sources that are cleaner and more sustainable, yet just as flexible and innovative as anything that has come before.

     (photo of paint brush and paint can)
     On-demand chemistry: Imagine paint that has no odor when you open the can and, once applied, never cracks, peels or fades. Imagine adhesives that can expand and contract with the surface they're on, yet never feel sticky to the touch. Rohm and Haas scientists are today working in the lab with materials that can be designed at the molecular level so that certain parts function only when needed. This chemical analogy of living systems may one day make life a little easier by providing paints and adhesives designed from the molecule up.

     (photo of printed wiring board and light connections)
     Seeing (and using!) the light: Ever tap your mouse button because it felt like your computer wasn't processing fast enough? Shipley scientists are working with the same combination of chemistry and light that powers the vast global internet and telecommunications grids - optoelectronics - to one day move and process enormous amounts of information at incredible speeds through the tiny semiconductor chips and circuit boards that are in your home computers, entertainment systems, and high-tech wireless appliances.

     (photo of SAP logo)
     Connecting at all levels
     to increase customer satisfaction
     During the past three years, people from Morton, LeaRonal, Rodel, Acima, Silicon Valley Chemlabs, and LG Chemical have joined us through acquisition; many more have joined as joint venture and alliance partners. And while our brain trust is unsurpassed, our internal systems are an amalgam of legacy equipment, software and processes. During the next three years, Rohm and Haas will transform the way it works using web-based systems, providing global standardization and end-to-end integration of real-time data critical in managing and growing our businesses. Not only will this new system strengthen our value chain with customers, partners and suppliers, but it also is expected to increase customer satisfaction and reduce operating costs.

         Did you know?
         In 2000, Rohm and Haas filed for 335 new patents around the world, bringing the total to more than 6,000 valid patents - that's about one for every three employees.

Performance Polymers - Pages 6-11
Captions for graphics in italics

Performance Polymers

(THE FOLLOWING TABLE WAS REPRESENTED BY A LINE CHART IN THE PRINTED MATERIAL.)

Millions of Dollars        1996       1997        1998*      1999*      2000

     Sales                $2,549     $2,557      $2,254     $2,939     $3,401
     Sales Pro Forma                              3,521      3,551

     Earnings                253        297         372        350        282
     Earnings Pro Forma                             351        388

*Pro forma results include Morton as if this 1999 acquisition occurred on January 1, 1998.
 Pro forma earnings exclude non-recurring items.

         (photo of mother and daughter in kitchen at breakfast time) page 6
         8:37 a.m.
         Corn flakes, orange juice and - technology? Absolutely. As the day begins in Australia, you can find Rohm and Haas products in the high-quality acrylic paint on your walls, the coatings on your cereal box and the high-gloss finish on your kitchen cabinets. We help power your microwave and help refine the sugar you put in your tea. We even help put the finish on the textiles used to make your clothes. And when breakfast is over, we'll help you clean up with dishwasher detergents and cleaning cloths.

         (photo of cabinet doors)
         Did you know?
         Kitchen Cabinet Doors- top of page 7
         You may not think a lot about the finish on your kitchen cabinet doors. We do. Longevity; color; humidity and stain resistance - these are only a few of the things we worry about. As a result, we have an array of technologies that can meet nearly any cabinet maker's need. Our acrylic finishes give a hard finish to wood doors, yet let the beauty of the wood grain shine through. Our innovative powder coatings are breaking new ground for their cost and environmental advantages over traditional laminates.

         Photo of Paint cans (page 7)
         Rohm and Haas is the world leader in acrylic emulsion technology. We know how to manipulate this chemistry better and more effectively than any other company in the world. Our customers get the full benefit of our knowledge in products that are both environmentally friendly and cost-effective. Homeowners get the benefit of top-quality water-based paints and coatings that cover better, last longer, and brighten nearly any part of the home.

         Baby Diaper and montage of superabsorbent polymers (page 8)
         Our acrylate chemistry is the starting point for a full range of consumer products, including paints, plastics, and superabsorbent materials - like baby diapers. Our customers transform our product into material that can absorb more than ten times its weight in liquid - in an instant.

         10:14 a.m. (kids at computer keyboards in Hong Kong, China - page 9) Mid-morning, and Rohm and Haas chemistry is working in schools around the world. We make products used in the paper-making process, additives that make keyboards durable, and electronic materials that make computers faster and more powerful. Our technology even helps shine school floors and helps insulate the fiberfill jackets worn to school on cold days.

         India Photo (in New Delhi, India, page 10)
         11:33 a.m.
         Building materials may be different around the world, but the desired characteristics are the same - high quality, durability and a beautiful appearance. Our technology for modifying cement and plasters improves adhesion, strength and abrasion resistance for everything from thin-set mortars and tile adhesives to patching compounds and finishing plasters. Our emulsion polymers and powder systems help construction experts ensure that their work will easily stand the test of time.

         Automotive Coatings (truck montage - Page 11)
         Bought a car or truck lately? Then you're probably driving around with our chemistry. We know how to put color on plastic and match it perfectly - for the bumper, wheels, side molding and more. You can also find Rohm and Haas technology in on-board computers, in door and window liners, sound dampening systems, windshield wipers and antennas - and even in the paint used to mark the lines on the road.

         Did you know? (page 11)
         Rohm and Haas technology is in high-quality acrylic-backed carton sealing tape used to seal products shipped all over the world. In 2000, more than three million miles of acrylic-backed sealing tape was used - enough tape to wrap the world 100 times!

Performance Polymers Business Discussion

     Performance Polymers includes five businesses - Coatings, Adhesives and Sealants, Plastics Additives, Specialty Polymers and Monomers - which make products based primarily on acrylic, vinyl acetate, and other emulsion technologies. Though managed independently, the financial performance of the Surface Finishes businesses - Powder Coatings and Automotive Coatings - also are recorded as a part of this group.

     Sales for Performance Polymers were $3,401 million in 2000. Reported earnings were $282 million in 2000, compared with $350 million reported in 1999. The decline reflects the impact of unfavorable currency translations throughout the year, marked slowing in demand from the U.S. building, construction and automotive industries during the second half of 2000, and skyrocketing energy and raw material costs.

     Coatings: Demand was up overall, with growth in all regions. Sales of $1.1 billion were flat on a pro forma basis with the year-ago period, due to the negative currency impact. The business saw good increases in Asia, helped by share gains in China, and in Latin America, where new products were introduced. Unfavorable weather conditions dampened the expected success of the painting season in the United States and in parts of Europe.

     New products and technologies continue to gain good market acceptance in consumer and do-it-yourself paint markets. Sales of new products - including the latest generation of opaque polymers to improve the hiding power of paint, and environmentally friendly, solvent-free binders - accounted for 20 percent of 2000 sales. New manufacturing plants opened in Zarate, Argentina, and Shanghai, China, during the year. Coatings will continue to face a difficult external environment in 2001. However, with a full range of binders, colorants, thickeners and a host of other additives, this business remains committed to increasing its share of paint can contents on store shelves around the world.

     Adhesives and Sealants: Sales for the year were $707 million for this business, which serves the packaging, pressure sensitive, industrial laminating, transportation, and construction adhesive markets. Volume was up slightly, led by good demand for pressure-sensitive label technology, and good regional growth in Europe. This business also has a growing reputation for acrylic-based chemistry used to make tape adhesives, especially for a line of products that allow customers to run their production operations 50 percent faster than before.

     Most important, Adhesives and Sealants made excellent progress bringing new products to both existing and new markets, with notable success in Latin America. This business has refueled its technology pipeline for customers with a host of new products, including energy-curable and reactive hot-melt adhesives.

     Plastics Additives: This business was hardest hit by slower demand from U.S. building and construction markets. Sales in 2000 were $441 million. Nevertheless, new products and technology were well received. Heat stabilizer chemistry which replaces lead-based technology did well, as did new additives for weatherable vinyl capstock which allows house siding to be made in a broader range of colors. Sales of additives for use in plastic pipe remained strong.

     Plastics Additives is introducing technology for wood flour/polymer composites used to make fencing and decks. This combination of natural and man-made fibers represents one of the fastest-growing segments of the building materials market.

     Specialty Polymers: Sales were $395 million for the year. Specialty Polymers sells emulsion polymers, resins and additives used in the graphic arts, paper, textile and leather markets worldwide. Good sales growth in Asia-Pacific and Latin America could not overcome the impact of significant slowing in North America and currency effects in Europe. This business did well with efforts to create new business models for marketing and selling products to the paper industry. Sales of products for the digital imaging market showed encouraging growth.

     Monomers: Sales for this business, which produces acrylic monomers for captive use by Rohm and Haas and for sale to industrial users in the merchant market, were $382 million in 2000. Monomers reported good demand for most of the year. However, higher plant operating costs related to energy prices and adverse volume variances affected profitability.

     In 2000, Monomers entered the European market significantly with the acquired Stockhausen business. This has enhanced the business's ability to serve global customer needs. Work is underway to expand acrylic acid capacity at the StoHaas joint venture's Marl, Germany, location by more than 100,000 metric tons before the end of 2003. In September, Monomers announced it will increase the capacity of its Houston, USA methyl methacrylate (MMA) facility by 115,000 metric tons before the end of 2002 to meet both internal demand and increased requirements of Atofina, a key customer.

     SURFACE FINISHES:
     Surface Finishes includes Automotive Coatings and Powder Coatings - two strong formulating businesses which together reported sales of $373 million in 2000.

     AUTOMOTIVE COATINGS:
     Automotive Coatings makes customized coatings for original equipment manufacturers who make a range of plastic components for cars and trucks. In 2000, Automotive Coatings reported good demand for its products until mid-September, when U.S. car sales began to decline. Automotive Coatings also closed a facility in Ontario and concentrated production at its Lansing, Illinois, facility even as it improved efficiency and on-time delivery to key customers in the U.S. and Canada.

     Automotive Coatings has flexible chemistries which enable it to make primers and paints for nearly every plastic vehicle component - from bumpers and wheel covers to truck beds and exterior trim - that match every consumer color preference and stand up to the rigors of the road. These products are delivered "just-in-time" to nest in seamlessly with automotive production cycles. Late in 2000, Automotive Coatings began installation of custom automated dispensing equipment that will enable the business to handle ever more demanding challenges for product in even less time.

     POWDER COATINGS:
     Powder Coatings produces a comprehensive line of thermoset and thermoplastic coatings in various chemistries and in a wide range of colors and textures. This powder technology is preferred by metal finishers and original equipment manufacturers because it is the lowest-cost solution for putting paint on metal. Because powder can be collected and reused, it is economically efficient and more friendly to the environment than competing liquid solvent technologies.

     This business had a very good year overall, with strong demand for its high-temperature products (used on backyard grills, for example) and products that provide a textured look to the end product. Sales of an ever-growing line of powder coatings for wood also were strong, boosted by their selection for use by a major global office furniture manufacturer. European business was outstanding as that market embraced new technologies and higher-end products for the metal finishing market.

Chemical Specialties - Pages 12-15

Chemical Specialties

(THE FOLLOWING TABLE WAS REPRESENTED BY A LINE CHART IN THE PRINTED MATERIAL.)

Millions of Dollars        1996       1997        1998*      1999*      2000

     Sales                $1,075     $1,043      $1,068     $1,241     $1,408
     Sales Pro Forma                              1,335      1,367

     Earnings                133        105          94        115        116
     Earnings Pro Forma                             127        142

*Pro forma results include Morton as if this 1999 acquisition occurred on January 1, 1998.
 Pro forma earnings exclude non-recurring items.


         (photo of couple at an outside sidewalk cafe in Paris, France, page 12) 12:37 p.m.
         Stopping for lunch at a Paris cafe. Time for another snapshot of Rohm and Haas. Our chemistry helps you look your best - sunscreens made with our hollow-sphere technology increase skin protection with lower levels of active ingredients; our preservatives keep shampoos, conditioners and skin lotions in store-bought condition; and hair sprays made with acrylic technology not only help you look good, but also have less of an impact on the environment.

         Bottle Photo (high-fructose corn syrup - page 13)
         The taste of your soft drink is brought to you with a little help from Rohm and Haas ion exchange resin technology which is used to process the sweetener in most carbonated beverages.

         Pill Photo (page 13)
         Did you know?
         Our ion exchange and adsorbent resin technology is used to help make antibiotics and other pharmaceutical products. Some produces are used in the medicines themselves to mask the bitter taste of some drugs, or to help control the release of the medication.

         Soccer Photo (man kicking soccer ball in San Jose, Costa Rica page 14) 2:14 p.m.
         Playing to win requires an all-out effort. Rohm and Haas turf and ornamental products ensure that playing fields and golf courses around the world are also in tip-top shape.

         Ship Montage (of ship, Sea-Nine molecule and barnacles, page 15)
         When barnacles and algae collect on a ship bottom, it literally is a drag. If not prevented, this buildup has to be overcome by the ship's engines that push harder and consume far more fuel to propel the vessel across the sea. Our antifoulant used in marine paints prevents the buildup, and is better for the environment. This chemistry works hard while it's part of the ship, but degrades in sea water within an hour.

         Lotions Picture (page 15)
         Did you know?
         Lotions of all kinds are used to moisturize, soothe and comfort. Many of the products today have their thick, creamy-like feel and appearance thanks to chemistry from Rohm and Haas.

Chemical Specialties Business Discussion

     Chemical Specialties is home to a number of specialty businesses, each with their own technologies, customers and market strategies. Collectively, this group reported $1,408 million in sales in 2000. Net earnings of $116 million were slightly ahead of reported earnings for 1999.

     Agricultural Chemicals: This business reported $530 million in sales, thanks to good growth in newer product lines, including molt-accelerating-compounds which control pests at the larval stage without harm to plants or beneficial insects.

     Dithane fungicide sales were flat with year-ago levels, due primarily to unfavorable weather conditions in key markets. However, customer demand continues to make this the product-of-choice on crops around the world. Early in 2001, a new plant was opened in Nantong, China, to meet regional customer demand for fungicide products.

     In March 2001, Rohm and Haas announced plans to sell its Agricultural Chemicals business to Dow AgroSciences, LLC for approximately $1 billion, including working capital. The transaction is expected to be completed by mid-year.

     Consumer and Industrial Specialties (CIS): The acquisition of Acima, a Swiss-based maker and formulator of biocide products contributed to overall sales of $406 million for this business in 2000.

     Both Sea-Nine 211, used in marine paints, and Kathon biocide for industrial uses, were important contributors to 2000 results. CIS also brought a number of new technologies to market for personal care and household products. New generations of thickeners, opacifiers and rheology modifiers found good success for use in lotions, conditioners and moisturizers. Working with its partner, ISP, CIS brought tiny hollow microspheres to market in suntan lotions. This novel technology refracts light and improves the skin protection factor (SPF) of suntan lotions without the need for additional active ingredients. And CIS is working with global detergent makers on the chemistry that holds powder detergents tightly together in tablet form until they hit the water where they immediately dissolve in a whoosh of bubbles. For consumers, this means easier-to-use, already measured detergents that won't clump in the washer.

     Performance Chemicals: Sales here were $248 million in 2000, flat with 1999 pro forma sales. Profitability was hurt by a series of one-time events, including delayed sales, manufacturing variances and increased spending for environmental improvements at two U.S. facilities.

     The Inorganic and Specialty Solutions unit is concentrating on bringing solutions to market needs. For example, they provide a reductive technology based on sodium borohydride to generate bleaching agents that enhance brightness for newsprint. Similar technology is used in the production of pharmaceuticals.

     Organic Specialties saw increasing customer interest in SpecTrace - portable technology and equipment that can provide on-the-spot testing and results for monitoring the level of markers in fuel and lubricant systems.

     Ion Exchange Resins: This business reported $224 million in sales, reflecting good growth over 1999 sales. Ion Exchange Resins is committed to remaining the low-cost resins supplier that brings true technical leadership and service to its customers.

     During the year, new manufacturing facilities were opened in China and Mexico to help support the water-treatment market in those countries. There was also good growth in sales of chromatographic resins used in the manufacture of antibiotics and in ultrapure water resins used to meet the exacting needs of the electronics industry. Ion Exchange has re-focused its research efforts to concentrate on bringing cleaner, more efficient fluid process products with little or no waste, to the marketplace.

Electronic Materials - Pages 16-19

Electronic materials

(THE FOLLOWING TABLE WAS REPRESENTED BY A LINE CHART IN THE PRINTED MATERIAL.)

Millions of Dollars        1996       1997        1998       1999      2000

     Sales                  358        399         398        755     1,195
     Sales Pro Forma                               806        867

     Earnings                39         52          45         57       107
     Earnings Pro Forma                             62         64

*Pro forma results include Morton and LeaRonal as if these 1999 acquisitions occurred on January 1, 1998. Pro forma earning exclude non-recurring items.

         3:26 p.m. (photo of traders on New York Stock Exchange, p. 16) Computers, laptops, personal organizers and cell phones have become essential tools at the stock exchange. Rohm and Haas keeps itself at the leading edge of the electronics industry through an ongoing succession of technology breakthroughs, powerful strategic alliances, and customer and industry partnerships.

         Wire Board Photo (page 17)
         We are a leading supplier of processes and chemistries used in the manufacture of high-density printed circuit boards used worldwide in computers, telecommunications equipment, automobiles, games, and more.

         Did you know? (photo of a U.S. penny, page 17)
         Have a U.S. penny? Then you're holding Rohm and Haas technology in your hand. Our solutions are used to electroplate copper onto sheets of zinc metal. These sheets are then punched and stamped into more than 13 billion pennies that go into circulation each year.

         Polishing Montage (page 18)

         Rodel has been at the frontier of chemical mechanical planarization
         (CMP) technology since its invention and remains the market leader today. CMP combines chemical action (slurries) and mechanical forces
         (pads) to polish delicate layers of circuitry that are less than a micron in size.

         5:43 p.m. (photo of woman talking on cell phone, looking at a laptop in Toronto, Canada page 19)
         One last call to the customer before dinner. Rohm and Haas technology is there, helping you make all the right connections.

         Did You Know? (page 19)
         About 50 years ago, the first computer - ENIAC - was 150 feet long, used electrical wiring and vacuum tubes and could add 5,000 numbers in a second. Today's electronic devices can be held in the palm of your hand and have vastly greater computing power - thanks to the use of semiconductor electronics and printed circuit boards - made, in part, with technology from Rohm and Haas.

Electronic Materials Business Discussion

     Electronic Materials: Rohm and Haas's Electronic Materials business offers fully compatible, leading-edge chemistry used to make the semiconductor chips and printed wiring boards found in today's most sophisticated electronic devices. Electronic Materials also brings innovative technology to the electroplating and metal finishing industries.

     Electronic Materials had an outstanding year. Sales rose to $1.2 billion, thanks to strong, across-the-board demand for products and an increased ownership position in Rodel, the leader in polishing technology for semiconductors. Earnings of $107 million were up 60 percent on a same-business basis.

     Microelectronics:
     Microelectronics, which reported sales of $496 million in 2000, provides technology which enables semiconductor manufacturers to put more information into increasingly tinier spaces. Shipley photoresists are used to put layers of circuitry on silicon chips no larger than a fingernail. Rodel's chemical mechanical planarization (CMP) technologies polish each layer with delicate pads and fine slurries. The pathways and connections these chemistries create allow electrons to travel lightning-quick through the chip. The final products are the most powerful semiconductor chips available today.

     In 2000, Microelectronics reported sales growth of nearly 50 percent for Shipley's deep UV photoresists, products which use ultraviolet light to make circuitry patterns, and anti-reflective coatings, which ensure that the patterns are crisp and clear. Sales of Rodel's CMP-related products increased more than 40 percent. With 80 percent market share, Rodel is the world leader in creating pads with the exact technical requirements. They also have a strong position in the slurry market which will grow as the industry shifts to copper technology, where Rodel already has the leading edge.

     During the year, Shipley acquired the Mitsubishi photoresist business, which enhanced its already strong position in Korea and Japan. Rodel announced a number of alliances, including one with Vistek, which allows them to offer vibration control technology that increases the productivity of customers' operations. Early in 2001, Shipley announced a joint development agreement with DuPont that will produce fully formulated 157 nanometer photoresists and anti-reflective coatings for future generations of semiconductor chips.

     Shipley Ronal:
     Shipley Ronal reported sales of $699 million for the year, with across-the-board increases for all product lines and processes used to make printed wiring boards. In September, Shipley announced the formation of a three-way joint venture with Rexam and Union Petrochemical Corporation
     (UPC) to build the first dry-film photoresist manufacturing facility in China for the supply of both local and regional needs. China is becoming a focal point for the electronics device, equipment and assembly market for personal computers, cellular phones and other electronic equipment.

     During the year, the company created an Electronics and Industrial Finishing (EIF) division to concentrate on materials used in the metallization of components such as connectors, capacitors and semiconductor packages, as well as the metallization of plastics and decorative coatings for industrial finishing applications. This business remains at the forefront of industry trends for lead-free products. Shipley Ronal will now consist of two divisions, Shipley Ronal PWB and Shipley Ronal EIF.

     Excellent growth will continue for Electronic Materials in 2001, but at a slightly slower pace. The company is anticipating excellent sales growth for the year, although much publicized turbulence in end-use electronics markets at the start of 2001 may impact growth.


Salt - Pages 20-21
Captions for graphics in italics

(THE FOLLOWING TABLE WAS REPRESENTED BY A LINE CHART IN THE PRINTED MATERIAL.)

Millions of Dollars             1998       1999      2000

     Sales                                  439       876
     Sales Pro Forma             841        930

     Earnings                                10        24
     Earnings Pro Forma           19         35

*Pro forma results include Morton as if this 1999 acquisition occurred on January 1, 1998. Pro forma earning exclude non-recurring items.



         Photo of two men in movie lobby with popcorn in Chicago USA (page 20) Friends, movies and popcorn - great companions on any night. Morton Salt is there, too, with a super-fine salt designed especially to adhere to popcorn and other snack items.

         Did you know?
         You might not know that there are more than 14,000 other uses for salt. Some are direct - as food seasoning, highway safety or the preparation of medical saline solutions. Salt also plays a role in the manufacture of steel, aluminum components, lubricants, seat covers, vinyl tops, paint removers, soap, textiles, ceramics, inks and dyes.

         Photo of highway salt melting ice on a road surface (page 21)

         Also uncaptioned photos of Morton Salt containers


Salt Business Discussion

     Salt: This business includes the leading consumer salt brands in the United States - Morton Salt and the little Umbrella Girl - and the Windsor salt brand in Canada. Salt also offers the full-range of products needed for water conditioning, food processing, chemical/industrial processing, agriculture, and highway ice control.

     The Salt business reported $875 million in sales for 2000, thanks in part to a record setting year for highway ice-control sales. In December, a series of storms rolled through the Midwestern United States and Canada which boosted ice control sales past the previous record quarter by nearly $24 million or 33 percent. And, although weather provided the right conditions, Morton's distribution production teams took full advantage of their mine production to maximize delivery.

     Sales of water conditioning pellets sold to consumers through grocery and home improvement stores, and mass merchandisers were sound. Morton Salt is committed to remaining an active partner in its customers' success. In 2000 this commitment led to placing a staff of Morton people on site to help manage inventory and sales for a large mass merchandiser and agricultural dealer.

     One out of every two cans of salt purchased in the United States continued to have the Morton Salt logo and the famous slogan, "when it rains, it pours" on the label. In 2000, strong demand from consumers and restaurateurs alike resulted in excellent sales of Morton kosher salt, a coarse flake salt used in gourmet cooking and in kosher meal preparation.

     In October 2000, the company divested its European Salt division to a management consortium led by Union d'Etudes et d'Investissements SA, a wholly owned subsidiary of Credit Agricole.


Corporate Responsibility - Page 22

         (photo of child sleeping, surrounded by three small pictures, two of children, one of a woman and man looking at a turtle)

         10:31 p.m.

         The day may be over, but Rohm and Haas is still at work, Quietly Improving the Quality of Life(TM).

         Did You Know? (page 23)
         As a matter of policy, Rohm and Haas states that it "strives to ensure that its operations and products meet the needs of the present global community without compromising the ability of future generations to meet their needs. We will integrate economic growth, environmental protection and social responsibility as important considerations into business decisions."

         Houston Plant Photo (page 24)
         Innovative chemistry is transformed into consistently high-quality products at more than 100 manufacturing sites around the world.

         Montage - page 24
         Alliances and partnerships have lead to creative ways of doing business. Partnerships also work in the community. An employee initiated a partnership with a 4H youth group and Rohm and Haas that led to the creation of a special turtle habitat in a small Pennsylvania zoo.

         Responsible Care logo (page 24)
         Rohm and Haas follows the principles of Responsible Care in its operations all around the world.

         [Safety Bar Chart Showing OII injury rates for past three years appears in the printed text.]

         1998         2.9
         1999         2.3
         2000         2.3

         Rohm and Haas had an Occupational Injury and Illness (OII) rate of 2.3 again in 2000.


Corporate Responsibility Section
The value of an organization is measured in many ways. Financial metrics are important, but progress should also be gauged by how responsibly a company handles its technology, how safely it runs its operations, and by what it does to make its environmental footprint smaller and its chemistry sustainable for generations to come.

Environment
All Rohm and Haas sites are instituting eco-efficiency metrics so that, over time, they can reduce the amount of energy and water used to make a pound of product. In 2000, the Houston, Texas facility (our largest plant) achieved a 15 percent per pound reduction in energy consumed five years ahead of schedule. In 2000, Rohm and Haas joined the Pew Center on Global Climate Change and pledged to work with others to find innovative ways to reduce emissions of greenhouse gases.

The U.S. Environmental Protection Agency (EPA) included three Rohm and Haas plants among the first to be recognized as sites whose performance and management behavior goes beyond compliance with existing regulations to the benefit of people and the local environment. Manufacturing sites in Hayward, California; Kankakee, Illinois, and Marlborough, Massachusetts were honored.

In October, Rohm and Haas resolved certain historic environmental issues related to the former Morton-owned facility in Moss Point, Mississippi with the U.S. EPA, the U.S. Department of Justice and the state of Mississippi. The settlement includes $22 million in fines, and an additional $16 million to be spent on supplemental environmental projects in the plant and the local community.

Safety
The company's safety record did not improve during 2000. The Occupational Illness and Injury (OII) rate, remained at 2.3 - on average 2.3 people were injured for every 200,000 hours worked. Tragically, the 2000 safety record included a fatality at the Moss Point plant.

Executive and business management are developing specific programs to significantly improve the company's safety performance in 2001.

Sustainability
Each of our businesses has, or is in the process of developing, specific Sustainability Improvement Objectives that will be incorporated into their formal business plans. These objectives include better use of natural resources, waste minimization and efforts to incorporate renewable raw materials into product design.

Community
We continue to engage in open dialogue with community members through the Community Advisory Committees(CAC) in place at our major facilities around the world. In 2000, six of our U.S.-based CACs accepted the additional responsibility for Community Partnership Initiatives. They identified a vital community need, then awarded a total of $180,000 in charitable contributions to local organizations that could help fill the identified needs.

Board of Directors

William J. Avery
Chairman and Retired Chief Executive Officer
Crown, Cork & Seal Company, Inc.
Mr. Avery, 60, has been a director since 1997.
(Committees: 3, 4 (chair), 6)

James R. Cantalupo
Vice Chairman and President
McDonald's Corporation
Mr. Cantalupo, 57, has been a director since 1999.
(Committees: 1 (chair), 5, 6)

J. Michael Fitzpatrick
President and Chief Operating Officer
Rohm and Haas Company
Dr. Fitzpatrick, 54, has been a director since 1999.
(Committees: 2, 3, 5)

Earl G. Graves, Sr.
Chairman and Chief Executive Officer
Earl G. Graves, Ltd.
Retired Chairman and Chief Executive Officer
Pepsi-Cola of Washington DC
Publisher and Editor
Black Enterprise Magazine
Mr. Graves, 66, has been a director since 1984.
(Committees: 2, 5 (chair), 6)

Raj L. Gupta
Chairman and Chief Executive Officer
Rohm and Haas Company
Mr. Gupta, 55, has been a director since 1999.
(Committees: 3 (chair))

David W. Haas
Board Chairman
William Penn Foundation
Mr. Haas, 45, has been a director since 1999.
(Committees: 2, 6)

Thomas W. Haas
Pilot and Flight Instructor
Mr. Haas, 45, has been a director since 1999.
(Committees: 4, 6)

James A. Henderson
Retired Chairman and Chief Executive Officer
Cummins Engine Company, Inc.
Mr. Henderson, 66, has been a director since 1989.
(Committees: 4, 6)

Richard L. Keyser
Chairman of the Board and Chief Executive Officer
W.W. Grainger, Inc.
Mr. Keyser, 58, has been a director since 1999.
(Committees: 4, 6)

John H. McArthur
Dean Emeritus
Harvard Business School
Mr. McArthur, 66, has been a director since 1977.
(Committees: 2, 6)

Jorge P. Montoya
President, Global Food & Beverage and Latin America
The Procter and Gamble Company
Mr. Montoya, 54, has been a director since 1996.
(Committees: 4, 6)

Sandra O. Moose
Senior Vice President and Director
The Boston Consulting Group, Inc.
Dr. Moose, 59, has been a director since 1981.
(Committees: 1, 3, 5, 6 (chair))

Gilbert S. Omenn
Executive Vice President for Medical Affairs
University of Michigan
CEO, The University of Michigan Health System
Dr. Omenn, 59, has been a director since 1987.
(Committees: 2 (chair), 6)

Ronaldo H. Schmitz
Retired Member of the Executive Board
Deutsche Bank AG
Dr. Schmitz, 62, has been a director since 1992.
(Committees: 1, 5, 6)

Marna C. Whittington
Retired Chief Operating Officer
Morgan Stanley Institutional Investment Management
Dr. Whittington, 53, has been a Director since 1989.
(Committees: 1, 3, 5, 6)

Committees
1. Audit
2. Corporate Responsibility, Environment, Safety and Health
3. Executive
4. Executive Compensation
5. Finance
6. Nominating


Corporate Officers

Mark S. Adler
Assistant Secretary

Rob W. Andrew
Vice President
Business Director, Specialty Polymers

William C. Andrews
Vice President
Business Director, Monomers

Thomas L. Archibald
Vice President
Director, Operations and Manufacturing

Paul J. Baduini
Vice President
Director, Engineering

Alan E. Barton
Vice President
Business Director, Coatings

Walter W. Becky II
Vice President
Business Director, Salt
President, Morton Salt

Bradley J. Bell
Senior Vice President and Chief Financial Officer

Pierre R. Brondeau
Vice President
Business Group Director, Electronic Materials
President and CEO, Shipley Company

A. Wayne Carney
Vice President
President, Canadian Salt
Sales and Marketing Director, Morton Salt North America
Jacques M. Croisetiere
Vice President
Business Director, Ion Exchange Resins

Nance K. Dicciani
Senior Vice President
Business Group Director, Chemical Specialties
Director, European Region

David T. Espenshade
Vice President
Director, Purchasing

Carlos A. Estevez
Vice President
Business Director, Agricultural Chemicals

J. Michael Fitzpatrick
President and Chief Operating Officer

Joseph J. Forish
Vice President
Director, Human Resources

Michael S. Foster
Vice President
President, Shipley Ronal

Gail P. Granoff
Corporate Secretary

Thomas P. Grehl
Vice President
Director, Asia-Pacific Region

Raj L. Gupta
Chairman of the Board and Chief Executive Officer

Nicholas A. Gutwein
Vice President
Business Director, Adhesives and Sealants

Stanley J. Harmer
Assistant Secretary

Reginald M. Horne
Vice President
Business Director, Automotive Coatings

Lewis H. Johnston
Controller

Philip G. Lewis
Vice President
Director, Environmental Health and Safety

Edward E. Liebert
Treasurer

Robert A. Lonergan
Vice President
General Counsel

John F. McKeogh
Vice President
Director, Communications and Public Relations

Guillermo Novo
Vice President
Director, Latin American Region

Stephen J. Rauscher
Vice President
Director, Performance Polymers Operations

Stephen J. Robinson
Vice President
President, Shipley Microelectronics

Macario A. Sarreal
Assistant Secretary

James C. Swanson
Vice President
Business Director, Powder Coatings

Gerard E. Tarzia
Vice President
Business Director, Consumer and Industrial Specialties

Charles M. Tatum
Senior Vice President
Chief Technology Officer

David R. Underwood
Vice President
Business Director, Plastics Additives

James G. Vouros
Assistant Secretary

Anne M. Wilms
Vice President
Chief Information Officer

Management Discussion and Analysis

      In January 1999, the company acquired LeaRonal, Inc. (LeaRonal), an electronic materials business, and in June of 1999, Morton International, Inc. (Morton), a specialty chemicals producer. Details of these transactions are discussed under "Liquidity, Capital Resources and Other Financial Data" below. The results of these significant acquisitions have been included in the consolidated financial statements since the dates of acquisition. Unaudited pro forma information is presented in both the table on page 28 and in the Notes to Consolidated Financial Statements.

      The LeaRonal and Morton acquisitions, accounted for using the purchase method, significantly impact the comparability of 2000, 1999 and 1998 results. Accordingly, 1999 and 1998 pro forma sales and earnings excluding non-recurring items are provided in the results of operations discussions to facilitate comparisons. The pro forma results include Morton and LeaRonal as if these significant acquisitions had occurred on January 1, 1998. Pro forma adjustments have been made primarily to reflect increased goodwill and intangible amortization and interest expense. Cost savings from integration efforts have not been reflected. Though useful for comparison, pro forma results are not intended to reflect actual earnings had the acquisitions occurred on the dates indicated and are not a projection of future results or trends. Pro forma information is not presented for the acquisition and divestiture activities occurring in 2000 because these were not material to the company's results of operations or consolidated financial position.

      Within the following discussion, unless otherwise stated, "year" and "prior year" refer to 2000 and 1999, respectively. All comparisons are with the previous year, unless otherwise stated.

Results of Operations 2000, 1999 and 1998

      Earnings for 2000 were $354 million compared to prior year's earnings of $249 million. As shown in the table on page 30, all years presented include certain non-recurring items. Earnings excluding these items for 2000 were $381 million, compared to $388 million and $311 million on a pro forma basis for 1999 and 1998, respectively. Sales for the company were $6,879 million for the year, compared to sales of $5,374 million and pro forma 1999 sales of $6,715 million. Diluted earnings per common share were $1.61 compared to $1.27. Excluding non-recurring items, diluted earnings per common share were $1.73 compared to $2.09 and $1.77 on a pro forma 1999 basis.

      Earnings for 1999 were $249 million, compared to 1998 earnings of $440 million. Diluted earnings per common share were $1.27 compared to $2.45 in 1998. Earnings excluding these items for 1999 were $410 million, up 4% from 1998 earnings of $395 million. Sales for 1999 increased to $5,374 million from $3,720 million in 1998. The increase in sales includes contributions from the acquired Morton and LeaRonal businesses from the respective dates of acquisition. On a pro forma basis, sales grew 3% to $6,715 million from $6,503 million in 1998. Diluted earnings per common share excluding non-recurring items were $2.09 versus $2.20 in 1998.

      Non-recurring items for 2000 of $27 million (after-tax), or $.12 per share, included a charge of $14 million for purchased in-process research and development (IPR&D) and other one-time charges related to the Rodel acquisition, and $13 million of restructuring and integration costs. Nineteen ninety-nine includes non-recurring after-tax charges of $161 million, or $.82 per share, including a charge of $105 million for IPR&D from the Morton acquisition. Also included is an after-tax charge of $23 million, or $.12 per share, for restructuring costs resulting both from the integration of Morton and the company's redesign of its selling and administrative infrastructure. The charge is primarily composed of severance costs. In addition, an after-tax charge of $26 million, or $.13 per share, and after-tax gain of $17 million, or $.09 per share, were recorded as other expenses for the other integration costs, primarily outside consultants, and remediation related insurance recoveries, respectively. The 1999 non-recurring items also include an after-tax charge of $14 million, or $.07 per share, related to a loss on disposition of the AtoHaas joint venture. Included in 1998 results are a one-time net after-tax gain of $45 million, or $.25 per share. This net gain affected all segments and regions, except Latin America, and was the net result of the sale of the company's interest in the AtoHaas and RohMax joint ventures, an early extinguishment of debt, the write-off of certain intangible assets in Europe and business realignment costs primarily in Asia. (A table showing a reconciliation from reported earnings to earnings excluding non-recurring items by business segment for all years presented is on page 30.)

      Though an insignificant number of treasury shares were repurchased during 2000 and 1999, primarily related to the exercise of stock options, the repurchase of 17.5 million common shares during 1998 contributed incrementally $.13 per share to 1998 earnings per share.

      Summary by Business Segment
      (Refer to table on page 28)

      The company's operations are organized by worldwide business segments. A description of each business segment's operations is included in the beginning of this Annual Report.

Net Sales by Business Segment and Region

                        Performance                 Chemical                Electronic
                         Polymers                 Specialties                Materials           Salt                Total
(Millions of     ------------------------   ------------------------   --------------------  ------------   ------------------------
dollars)          2000     1999     1998     2000     1999     1998     2000   1999   1998    2000   1999     2000    1999     1998
------------------------------------------------------------------------------------------------------------------------------------
North America    $2,082   $1,847   $1,456   $  579   $  486   $  400   $  578   $352   $180   $749   $326   $3,988   $3,011   $2,036
Europe              929      780      531      385      354      321      210    168     93    126    113    1,650    1,415      945
Asia-Pacific        242      197      167      259      224      176      407    235    125     --     --      908      656      468
Latin America       148      115      100      185      177      171       --     --     --     --     --      333      292      271
------------------------------------------------------------------------------------------------------------------------------------
    Total        $3,401   $2,939   $2,254   $1,408   $1,241   $1,068   $1,195   $755   $398   $875   $439   $6,879   $5,374   $3,720
====================================================================================================================================


Summary of 1996-2000 Results by Business Segment(1)

                                                          Actual                         Pro forma(2)                 Actual
                                              --------------------------------       --------------------      --------------------
(Millions of dollars)                           2000         1999         1998         1999         1998         1997         1996
-----------------------------------------------------------------------------------------------------------------------------------
Net Sales
    Performance Polymers                      $ 3,401      $ 2,939      $ 2,254      $ 3,551      $ 3,521      $ 2,557      $ 2,549

    Chemical Specialties                        1,408        1,241        1,068        1,367        1,335        1,043        1,075

    Electronic Materials                        1,195          755          398          867          806          399          358

    Salt                                          875          439           --          930          841           --           --

-----------------------------------------------------------------------------------------------------------------------------------
Total                                         $ 6,879      $ 5,374      $ 3,720      $ 6,715      $ 6,503      $ 3,999      $ 3,982
===================================================================================================================================

Net Earnings

    Performance Polymers                      $   282      $   350      $   372      $   388      $   351      $   297      $   253

    Chemical Specialties                          116          115           94          142          127          105          133

    Electronic Materials                          107           57           45           64           62           52           39

    Salt                                           24           10           --           35           19           --           --

    Corporate(3)                                 (175)        (283)         (71)        (241)        (248)         (44)         (62)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                         $   354      $   249      $   440      $   388      $   311      $   410      $   363
===================================================================================================================================


Summary of 1996-2000 Net Sales by Region

                                                       Actual                          Pro forma(2)                   Actual
                                         -----------------------------------       ---------------------       --------------------
(Millions of dollars)                     2000          1999          1998          1999          1998          1997          1996
------------------------------------------------------------------------------------------------------------------------------------
Net Sales

    North America                         $3,988        $3,011        $2,036        $3,906        $3,944        $2,187        $2,122

    Europe                                 1,650         1,415           945         1,833         1,753           959         1,006

    Asia-Pacific                             908           656           468           677           527           573           592

    Latin America                            333           292           271           299           279           280           262
-----------------------------------------------------------------------------------------------------------------------------------
Total                                     $6,879        $5,374        $3,720        $6,715        $6,503        $3,999        $3,982
====================================================================================================================================

(1) 1996-1999 amounts have been restated to reflect the current financial reporting structure and to conform with EITF 00-10 "Accounting for Shipping and Handling Fees and Costs."

(2) Pro forma results include Morton and LeaRonal as if these 1999 acquisitions had occurred on January 1, 1998. Pro forma net earnings exclude non-recurring items.

(3) Corporate includes non-operating items such as interest income and expense, corporate governance costs, and corporate exploratory research. In 2000 and 1999, it includes charges for purchased in-process research and development costs associated with the Rodel and Morton acquisitions and significant increases in interest expense associated with both the Morton and LeaRonal acquisitions. (See "Management's Discussion and Analysis.") In 1998 Corporate includes loss on early extinguishment of debt.

      Performance Polymers earnings for 2000 were $282 million, compared to $350 million. Excluding non-recurring items, earnings were $278 million, compared to $352 million, and $388 million on a pro forma 1999 basis. Sales increased to $3,401 million from $2,939 million and were a decrease of 4% from pro forma 1999 sales of $3,551 million. Sales and earnings in the year were impacted by an economic slowing in the U.S. building and construction markets in the second half. These markets are served largely by the Coatings, Adhesives and Sealants and Plastics Additives businesses. Similar slowing in the automotive markets served by Surface Finishes was also a factor. Sales were also affected by weaker European currencies. The 21% decrease in earnings, excluding non-recurring items, was a result of these demand factors and by sharply higher hydrocarbon based raw material costs and energy costs, particularly natural gas (see Gross Profit discussion under "Summary of Consolidated Results" below). The Monomer business continued to report strong growth in the year as a result of the acquired Stockhausen merchant monomer business in Europe. Among the Surface Finishes businesses, sales of Powder Coatings, on a pro forma basis, continued to improve, but were offset by weaker sales in Automotive Coatings driven by slowing in the U.S. automotive markets.

      Performance Polymers earnings excluding non-recurring items increased to $352 million for 1999 from $298 million in 1998. Pro forma earnings, which exclude non-recurring items, increased 11% largely on higher volume, but were also helped by lower raw material costs and smooth plant operations. Sales increased to $2,939 million in 1999 from $2,254 million in 1998. Pro forma sales increased 1%. Despite significant volume gains in Performance Polymers, lower selling prices prevented comparable top line growth. Pro forma sales of Coatings, Adhesives and Sealants and Plastics Additives were strong, while Monomers sales decreased. Sales increased in all regions with the exception of North America, where segment sales were essentially flat.

      Chemical Specialties earnings for 2000 were essentially unchanged at $116 million versus $115 million. Earnings, excluding non-recurring items, were $129 million, increasing from earnings of $128 million, but down from pro forma 1999 earnings of $142 million. Sales increased to $1,408 million from sales of $1,241 million and pro forma 1999 sales of $1,367 million. Sales increases were driven by Consumer and Industrial Specialties, helped by the acquired Acima biocides business, with a contribution from Ion Exchange Resins. These increases were offset by a decline in Agricultural Chemicals sales due to unfavorable weather conditions in several regions.

      Chemical Specialties earnings, on a pro forma 1999 basis, increased 12% primarily because of Agricultural Chemicals, which benefited from favorable weather conditions throughout most of 1999 and economic recovery in several important markets. Sales increased to $1,241 million in 1999 from sales of $1,068 million in 1998. Pro forma sales increased 2%, largely due to sales of Agricultural Chemicals in Asia-Pacific and Europe with North America sales showing a modest increase. The Consumer and Industrial Specialties business contributed to sales growth, particularly outside of North America. Earnings excluding non-recurring items for 1999 increased 12% from 1998.

      Electronic Materials earnings for 2000 increased significantly to $107 million, from $57 million and $64 million on a pro forma 1999 basis. Earnings were $109 million, excluding non-recurring items, and increased significantly from $69 million. Sales of $1,195 million increased significantly from prior year sales of $755 million and pro forma 1999 sales of $867 million. Increases in sales and earnings were evident in all regions and markets within the Electronic Materials segment due to continued demand for new technologies and contributions from Rodel, which was consolidated in 2000, and from Shipley Ronal, part of which was acquired in 1999. Results of operations for Rodel were consolidated during the second quarter of the year, as a result of increasing the company's ownership to approximately 90% from 48%.

      Electronic Materials reported earnings, excluding non-recurring items, increased to $69 million from $46 million in 1998, while sales increased to $755 million in 1999 from $398 million in 1998 as a result of the LeaRonal and Morton acquisitions in 1999. Pro forma sales increased 8% on strength in both Microelectronics, the specialty chemicals business serving the semiconductor industry, and Shipley Ronal, which consists of the printed wiring board and metal finishing businesses. A strong economic recovery in Asia-Pacific was a contributing factor to this performance.

      Salt earnings for 2000 were $24 million, compared to $10 million in 1999 and pro forma 1999 earnings of $35 million. Sales decreased to $875 million from pro forma 1999 sales of $930 million. Despite strong weather-related results in the fourth quarter of 2000, the change in sales and earnings was largely attributable to the impact of a mild winter at the beginning of 2000 on sales of ice control salt in contrast with a more severe winter in early 1999. Also, sales were comparatively lower in 2000 in part due to the absence of fourth quarter European Salt sales following the divestiture of that business.

      Salt sales were $439 million in 1999. Included in results for the first time due to the acquisition of Morton, this business includes salt for a variety of uses, such as table salt, food processing, industrial processing, water softening and highway ice control. Pro forma sales increased 11%, largely through growth in North America, driven by weather-related demand early in the year. Sales in Europe were also higher.

      Sales in the Salt segment for each year presented have been reclassified as a result of the company's adoption in 2000 of EITF 00-10 "Accounting for Shipping and Handling Fees and Costs." This new accounting guidance became effective in the fourth quarter of 2000 and relates primarily to the classification of certain costs in the company's statement of consolidated earnings with reclassifications of prior reporting required.

      The company reclassified a total of $88 million and $35 million in shipping and handling costs to cost of sales from net sales in 2000 and 1999, respectively. For pro forma 1999 and 1998, the reclassification was $81 million and $73 million, respectively. This new guidance did not materially impact other business segments.

      Corporate expenses totaled $175 million, compared to $283 million. The years 2000 and 1999 included charges of $13 million for Rodel and $105 million for Morton, respectively, for IPR&D related to these acquisitions.

      Corporate expenses totaled $283 million in 1999, compared to $71 million in 1998. Included in 1999 corporate expenses are non-recurring items such as a $105 million non-cash charge for IPR&D, an after-tax charge of $14 million to settle a matter related to the company's 1998 sale of the AtoHaas joint venture, an after-tax gain of $17 million resulting from favorable settlements with insurance carriers over certain environmental remediation matters and integration costs for the acquisitions. Excluding non-recurring items, corporate expenses increased primarily as a result of higher interest expense. Corporate expenses decreased almost 4% compared to 1998 on a pro forma basis.

Summary of Earnings As Reported
to Earnings Excluding Non-recurring Items

      A reconciliation of earnings as reported to earnings excluding non-recurring items is presented below (in millions):

-------------------------------------------------------------------------------
                                                   2000       1999        1998
-------------------------------------------------------------------------------
      Earnings as reported                          $354      $ 249       $ 440

      IPR&D and other one-time charges
        related to acquisitions                       14        115          --

      Joint venture dispositions                      --         14         (76)

      Remediation related insurance
        settlements                                   --        (17)         --

      Provision for restructuring                      8         23          --

      Asset write-downs, integration
        and other restructuring costs                  5         26          18


      Early retirement of debt                        --         --          13
-------------------------------------------------------------------------------
      Earnings excluding
        non-recurring items                         $381      $ 410       $ 395
-------------------------------------------------------------------------------

Summary of Consolidated Results

      Net Sales for the company were $6,879 million for 2000, compared to sales of $5,374 million in 1999, and pro forma 1999 sales of $6,715 million. The increase from pro forma 1999 sales was driven largely by an acquisition-driven sales increase in the Electronic Materials segment and to a lesser extent the Acima acquisition in the Chemical Specialties segment. The effect of these acquisitions was partially offset by unfavorable currency impacts. For 1999 net sales increased to $5,374 million from $3,720 million in 1998. The increase in sales includes contributions from the acquired Morton and LeaRonal businesses from the respective dates of acquisition. On a pro forma basis, sales grew 3% to $6,715 million, from $6,503 million in 1998.

      Gross Profit of $2,246 million for 2000 increased from $1,965 million, but the gross profit margin was 33%, down from 37% from the prior-year period. The change in gross profit margin is primarily the result of increased hydrocarbon-based raw material prices in addition to higher energy costs in the form of higher natural gas prices and increased freight costs due to higher fuel prices. Overall raw material price increases of approximately 18% for the year were not offset by overall selling price increases of 1%. To a lesser extent, higher depreciation resulting from fair values being assigned to acquired assets also contributed to the change in gross profit margin. The impact of increased raw material prices is primarily in the Performance Polymers business segment. The extent to which these prices will continue to rise is uncertain, but the company has assumed that costs will remain elevated into 2001. The company is responding by actively pursuing increases in selling prices.

      Gross profit of $1,965 million in 1999 increased from $1,464 million in 1998, but gross profit margin decreased to 37% versus 39% in the prior-year period. This change reflects in large part the impact of former Morton businesses which operated at lower margins. Also having an impact is higher depreciation expense resulting from the step-up to fair value of acquired assets and 3% unfavorable selling prices. Raw material prices decreased 6% in 1999 with most of the decreases reflected in the first half. During the second half of the year raw material prices began to rise with year over year increases manifested in the fourth quarter.

      Selling, Administrative and Research (SAR) Expenses decreased to 19% of net sales for 2000 from 20% on a pro forma 1999 basis. In 1999, the company began implementing a redesign of its selling and administrative infrastructure and instituted other cost saving measures associated with the integration of the Morton and LeaRonal acquisitions. The stated goal of these efforts was to reduce annual procurement, SAR and other expenses by $300 million.

      SAR expenses for 1999, excluding the $105 million IPR&D charge, increased 32% compared to the 1998 period. Excluding expenses of Morton and LeaRonal, SAR decreased on a comparable basis by approximately 3%.

      Purchased In-Process Research and Development (IPR&D) in acquisitions accounted for by the purchase method, represents the value assigned to research and development projects of an acquired company where technological feasibility had not yet been established at the date of the acquisition, and which, if unsuccessful, have no alternative future use. Amounts assigned to IPR&D are charged to expense at the date of acquisition. Accordingly, the company has charged $13 million and $105 million to expense in 2000 and 1999, respectively, related to the Rodel and Morton acquisitions. (See Note 3 in Notes to Consolidated Financial Statements.)

      Interest Expense increased to $241 million in 2000 from $159 million in the prior year due to higher debt levels resulting from acquisitions. In year 2000, a full year of interest at the higher debt levels is reflected versus six months in the prior year. The interest expense increase to $159 million in 1999 from $34 million in 1998 is also due largely to increases in debt resulting from 1999 acquisitions.

      Amortization of Goodwill and Other Intangibles increased significantly during the period to $159 million from $83 million in the prior year and $5 million in 1998, attributable to significant 1999 acquisitions. Year 2000 reflects amortization for a full year, versus six months in 1999 related to these acquisitions.

      Share of Affiliate Net Earnings of $19 million in 2000 increased from earnings of $7 million in 1999 and earnings of $2 million in 1998. The 2000 earnings resulted from a full year of affiliates acquired in mid-1999 and from earnings of certain affiliated businesses of Rodel. Rodel was consolidated in 2000. The 1999 earnings resulted largely from increases in Rodel, which was an affiliate during that year.

      Provision for Restructuring of $13 million before-tax ($.04 per share after-tax) was recorded in the first half of 2000 in the Ion Exchange Resins Business for the write-down of plant assets and severance costs for approximately 100 people. These charges were net of certain pension settlement and curtailment gains. Also in the first half of 2000, an additional $46 million related largely to lease terminations was recorded in the allocation of the Morton purchase price.

      A restructuring reserve was established in 1999 for costs related both to the integration of Morton and the company's redesign of its selling and administrative infrastructure. A portion of these costs resulted in a before-tax charge of $36 million ($.12 per share after-tax) in 1999 largely for severance costs for approximately 700 employees of Rohm and Haas, the acquiring company. The charge is net of after-tax pension settlement and curtailment gains. An additional $68 million, largely severance related reserve associated with staff reductions of approximately 500 employees of the acquired company was recorded in the allocation of the Morton purchase price. Most of the approximately 1,200 employees affected were in support services, including selling, technical and administrative staff functions, approximately one-third of whom separated from the combined company before December 31, 1999 with the balance in 2000 and early 2001.

      Other Income was $47 million for 2000 compared to $10 million in 1999. The increase is largely from foreign currency gains resulting from risk management activities. The 1999 period includes Morton integration costs offset by a gain related to a favorable settlement with insurance carriers over certain environmental remediation matters. The $22 million loss on disposition of joint venture recorded in the 1999 period reflects the pre-tax settlement related to the 1998 sale of AtoHaas.

      Effective Tax Rate for 2000 and 1999 was 39% and 46%, respectively. The effective tax rate excluding the non-tax deductible IPR&D charges was 38% for both years. Rates also reflect the effect of certain non-tax deductible amortization charges resulting from the company's acquisition activities. The effective tax rate of 46% for 1999 was up from 35% in 1998, largely as a result of the non-deductible write-off of IPR&D.

Liquidity, Capital Resources
and Other Financial Data

      Net cash in-flows during 2000, 1999 and 1998 resulted in net increases (decreases) in cash and cash equivalents of $35 million, $41 million and $(24) million, respectively. Each of these years included acquisition, divestiture and financing activities having a significant effect on the company's cash flows. (See Note 1 in Notes to Consolidated Financial Statements.)

      Free cash flow (which is cash provided by operating activities less capital asset spending and dividends) for the year 2000 compared to 1999 and 1998 were as follows:

-------------------------------------------------------------------------------
(Millions of dollars)                              2000        1999        1998
-------------------------------------------------------------------------------
Cash provided by operating activities             $ 771       $ 816       $ 682

Capital additions                                  (391)       (323)       (229)

Dividends                                          (167)       (141)       (125)
                                                  =============================
Free cash flow                                    $ 213       $ 352       $ 328
-------------------------------------------------------------------------------


      Financing Total borrowings at year-end 2000 were $3,774 million, compared to $4,053 million at year-end 1999. At the end of 2000, the debt ratio was 49%, compared with 52% at the end of 1999.

      On July 6, 1999, the company issued $2 billion of long-term debt, refinancing a portion of the commercial paper borrowings used as initial financing for the Morton and LeaRonal acquisitions. These debt securities include $500 million of five-year 6.95% notes, $500 million of ten-year 7.40% notes and $1 billion of thirty-year 7.85% debentures. Each series of securities will mature on July 15 of its respective year of maturity with interest payable semiannually on January 15 and July 15 of each year, beginning January 15, 2000. The securities are senior unsecured obligations of the company and will rank equally with all other senior unsecured indebtedness. The securities contain restrictions similar to the company's other long-term debt. There are no restrictions on the payment of dividends. In 2000, the company issued 400 million Euros (or $376 million) of 6.0% notes due 2007.

      Environmental There is a risk of environmental damage in chemical manufacturing operations. The company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage. Following the 1999 acquisitions of Morton and LeaRonal, the company began a process at acquired facilities to ensure company-wide uniformity in such policies and practices. As of early 2001, these efforts have largely been completed.

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

      The company is a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's (EPA) Superfund list and has been named a potentially responsible party at approximately 140 inactive waste sites where remediation costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In some of these cases the company may also be held responsible for alleged personal injury or property damage. The company has provided for future costs at certain of these sites.

      The company is also involved in corrective actions at some of its manufacturing facilities. The company considers a broad range of information when determining the amount of its remediation accruals, including available facts about the waste site, existing and proposed remediation technology and the range of costs of applying those technologies, prior experience, government proposals for this or similar sites, the liability of other parties, the ability of other principally responsible parties to pay costs apportioned to them and current laws and regulations. These accruals are updated quarterly as additional technical and legal information becomes available; however, at certain sites, the company is unable, due to a variety of factors, to assess and quantify the ultimate extent of its responsibility for study and remediation costs. Major sites for which reserves have been provided are the non-company-owned Lipari, Woodland and Kramer sites in New Jersey, and Whitmoyer in Pennsylvania, and company-owned sites in Bristol and Philadelphia, Pennsylvania and Houston, Texas. The Morton acquisition introduced two major sites: Moss Point, Mississippi and Wood-Ridge, New Jersey.

      In Wood-Ridge, New Jersey, Morton and Velsicol Chemical Corporation ("Velsicol") have been held jointly and severally liable for the cost of remediation necessary to correct mercury-related environmental problems associated with a mercury processing plant on the site prior to its acquisition by Morton. At the

Gross Profit, SAR, Operating Earnings*
Percent of Sales

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                               Selling, Administrative
               Gross Profit    and Research                   Operating Earnings
               ------------    ------------------------       ------------------
1990             32.9%                    22.4%                     8.2%
1991             32.6%                    23.6%                     7.0%
1992             34.2%                    24.4%                     6.8%
1993             33.5%                    24.3%                     4.7%
1994             35.9%                    22.4%                     8.3%
1995             34.3%                    20.9%                     8.2%
1996             35.0%                    20.5%                     9.8%
1997             36.4%                    21.0%                    10.9%
1998             39.4%                    22.6%                    12.4%
1999             36.8%                    20.8%                     8.5%
2000             32.7%                    19.0%                     7.5%
----------
* Operating earnings are net earnings plus after-tax interest expense. Excludes IPR&D charges.

[THE FOLLOWING TABLE WAS REPRESENTED BY A LINE CHART IN THE PRINTED MATERIAL.]


Selling Price and Raw Material Indicies
1990=100

          Selling                               Raw Material
          Price Index      Percent Change       Cost Index        Percent Change
          -----------      --------------       ----------        --------------
1990           100                3                100                 0
1991           102                2                100                 0
1992           101               (1)                91                (9)
1993            97               (4)                88                (3)
1994            97                0                 92                 4
1995           103                6                111                21
1996           102               (1)               104                (7)
1997           101               (1)               103                (1)
1998           100               (2)                93               (10)
1999            97               (3)                87                (6)
2000            98                1                103                18
      date of acquisition Morton had disclosed and accrued for certain ongoing studies, which are now expected to be completed during 2002, with regulatory decisions expected by the end of 2002. In its allocation of the purchase price of Morton, the company accrued for additional study costs at December 31, 1999 and additional remediation costs in 2000 based on the progress of the technical studies. A separate study of the contamination in Berry's Creek, which runs near the plant site, and of the surrounding wetlands area is expected, but on a timetable yet to be determined. Therefore, the estimated costs of remediation that may result from this separate study have not been considered in the allocation of the Morton purchase price. The company's ultimate exposure will also depend upon the continued ability of Velsicol and its indemnitor, Fruit of the Loom, Inc., which has filed for protection under the bankruptcy laws, to contribute to the cost of remediation and on the results of attempts to obtain contributions from others believed to share responsibility. A cost recovery action against these responsible parties is pending in federal court. Settlements have been reached with some defendants for claims considered de minimis associated with the Wood-Ridge plant site. Where appropriate, the analysis to determine the company's liability, if any, with respect to remedial costs at the above sites reflects an assessment of the likelihood and extent of participation of other potentially responsible parties.

      During 1996, the EPA notified Morton of possible irregularities in water discharge monitoring reports filed by the Moss Point, Mississippi plant in early 1995. Morton investigated and identified other environmental issues at the plant. Though at the date of acquisition Morton had accrued for some remediation and legal costs, the company revised these accruals as part of the allocation of the purchase price of Morton based on its discussions with the authorities and on the information available as of June 30, 2000. In 2000, the company reached agreement with the EPA, the Department of Justice and the State of Mississippi, resolving these historical environmental issues. The agreement received court approval in early 2001. The final settlement includes payment of $20 million in civil penalties, which were paid in the first quarter of 2001, $2 million in criminal penalties, which were paid in the fourth quarter of 2000 and $16 million in various Supplemental Environmental Projects. The accruals established for this matter were sufficient to cover these and other related costs of the settlement.

      The amount charged to earnings before tax for environmental remediation were not material in 2000, $4 million in 1999 and $10 million in 1998. The reserves for remediation were $185 million and $201 million at December 31, 2000 and 1999, respectively, and are recorded as "other liabilities" (current and long-term). These reserves include amounts resulting from the allocation of the purchase price of Morton. The company is pursuing lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in results of operations for the quarter in which the litigation is resolved through settlement or other appropriate legal processes. Resolutions typically resolve coverage for both past and future environmental spending. The company settled with several of its insurance carriers in 1999 for a total of $28 million, which resulted in after-tax income of approximately $17 million. These settlements were recognized as income in 1999. Settlements occurring in 2000 were immaterial. There were no insurance recoveries receivable on December 31, 2000 and 1999.

      In addition to accrued environmental liabilities, the company had reasonably possible loss contingencies related to environmental matters of approximately $73 million and $110 million at December 31, 2000 and 1999, respectively. Further, the company has identified other sites, including its larger manufacturing facilities, where additional future environmental remediation may be required, but these loss contingencies cannot reasonably be estimated at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the alternative methods of remediation and the range of costs associated with those alternatives. The company believes that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position or consolidated cash flows of the company, but could have a material adverse effect on consolidated results of operations or cash flows in any given period.

      Capital spending for new environmental protection equipment was $27 million in 2000, versus $30 million in 1999. Spending for 2001 and 2002 is expected to be approximately $35 million and $23 million, respectively. Capital expenditures in this category include


[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                           ROCE=(net earnings+after-tax interest
         ROE=(net earnings-preferred       and amortization expense)/
         dividends)/average equity         average capital employed
         -------------------------         ------------------------

1990               15.2%                              13.0%
1991               11.2%                              10.7%
1992               11.4%                              10.9%
1993                8.1%                               7.4%
1994               16.5%                              13.5%
1995               16.6%                              13.8%
1996               20.1%                              16.3%
1997               22.7%                              18.4%
1998               25.3%                              20.8%
1999*              13.4%                              11.4%
2000*               9.9%                               9.2%
----------
*    Excludes IPR&D charges.

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

      Cash expenditures for waste disposal site remediation were $33 million in 2000, $27 million in 1999 and $26 million in 1998. The expenditures for remediation are charged against accrued remediation reserves. The cost of operating and maintaining environmental facilities was $114 million, $107 million and $94 million in 2000, 1999 and 1998, respectively, and was charged against current-year earnings.

      Dividends Total common stock dividends paid in 2000 were $.78 per share, compared to $.74 per share in 1999. The company's common stock dividend payout is targeted at approximately 35% of trend-line earnings. Common stock dividends have been paid each year since 1927. The common stock dividend payout has increased annually since 1977.

      Additions to Land, Buildings and Equipment Fixed asset additions were $391 million in 2000 and $323 million in 1999. Fixed asset additions during 2000 included acrylics expansion in Texas; spending on emulsions plants in the United Kingdom and Argentina; Agricultural Chemicals investment in China; facility expansion in Electronic Materials, particularly at the Rodel facilities, and spending on the company's upgrade and consolidation of its enterprise resource planning (ERP) infrastructure. Nineteen ninety-nine additions included acrylics expansion in Texas; Coatings expansion in Kentucky; spending on emulsions plants in Spain and China and additional investment in the Agricultural Chemicals business.

      Capital expenditures in 2001 are not expected to exceed depreciation expense. Spending for environmental protection equipment, which is included in several of the categories in the table shown below, was $27 million in 2000, $30 million in 1999 and $17 million in 1998.

      Expenditures for the past three years, categorized by primary purpose of project, were:

--------------------------------------------------------------------------------
(Millions of dollars)                                 2000       1999       1998
--------------------------------------------------------------------------------
      Environmental, cost savings
        and infrastructure                            $271       $191       $133

      Capacity additions and new
        products                                        78         98         60

      Research facilities and
        equipment                                       28         22         27

      Capitalized interest cost                         14         12          9
                                                      ==========================
      Total                                           $391       $323       $229
--------------------------------------------------------------------------------

      Acquisitions and Divestitures The company completed the following acquisition and joint venture activities in 2000:

      - Entered into a joint venture with Stockhausen GmbH & Co. KG (Stockhausen) of Germany to form a global partnership for the manufacture of acrylic acid. In conjunction with the joint venture, the company acquired Stockhausen's merchant monomer business in Europe in the first quarter of 2000.

      - Increased its ownership in Rodel from 48% to approximately 90% for a cost of approximately $200 million. Rodel was a privately-held, Delaware-based leader in precision polishing technology serving the semiconductor, memory disk and glass polishing industries. Through March 31, 2000, the investment had been accounted for on the equity method with the company's share of earnings reported as equity in affiliates. Beginning in the second quarter, the transaction with Rodel, increasing the company's ownership to approximately 90%, was accounted for using the purchase method with results of operations combined during the second quarter. The remaining 10% is the subject of on-going negotiations. The financial statements reflect the allocation of the purchase price based on estimated fair values, and resulted in acquired goodwill of $58 million, which is being amortized on a straight-line basis over 30 years and identifiable intangible assets of $224 million, which are being amortized over a range of 10 to 30 years. Thirteen million dollars of the purchase price was allocated to IPR&D related to chemical mechanical planarization and surface preparation technologies under development, and was recorded as a charge in the second quarter.

      - Acquired 95% of Acima A.G. (Acima), a Swiss company specializing in biocidal formulations, polyurethane catalysts and other specialty chemicals, and also acquired an 80% interest in Silicon Valley Chemical Laboratories, Inc. (SVC), a privately-held supplier of high technology products for the semiconductor industry. These transactions were accounted for using the purchase method.

      - Acquired the photoresist business of Mitsubishi Chemical Corporation in the second quarter. Mitsubishi Chemical is a leading producer of G-line, I-line and deep UV photoresist chemistry used to make semiconductor chips. The transaction was accounted for using the purchase method.

      In conjunction with the acquisitions of Acima, SVC and Mitsubishi photoresist, the company recorded goodwill of $36 million which is being amortized over a range of from 20 to 40 years.

      The company completed the following divestitures in 2000:

      - Sold its Industrial Coatings business to BASF Corporation in the first quarter for approximately $175 million, subject to working capital adjustments.

      - Sold its Thermoplastic Polyurethane business to Huntsman Corporation for $120 million in the third quarter, subject to working capital adjustments.

      - Sold its European Salt business, Salins-Europe, to a consortium, which includes management, led by Union d'Etudes et d'Investissements SA, a wholly-owned subsidiary of Credit Agricole, in the fourth quarter for approximately $270 million.

      These three businesses were acquired by the company in June 1999 as part of the acquisition of Morton and were recorded at fair value. Accordingly, no gain or loss was recorded on these transactions.

      - Sold its 50% interest in TosoHaas to its joint venture partner, Tosoh Corporation, in the fourth quarter.

      Pro forma information is not presented, as the 2000 acquisitions and divestitures were not material to the company's results of operations or consolidated financial position. The results of operations of acquired businesses are included in the company's consolidated financial statements from the respective dates of acquisition, except as noted above.

      In November 2000, the company commenced preliminary discussions with US Salt Holdings LLC for the purpose of exploring a possible future business alliance involving its North American Salt segment.

      The company completed the following acquisitions in 1999:

      - On June 21, 1999, the company acquired Morton for cash of $3 billion and the issuance of 45.1 million shares of common stock, for a total transaction value of approximately $4.9 billion, including the assumption of $272 million of debt. Morton is a manufacturer of specialty chemicals and a producer of salt for a variety of markets. The cash portion of the acquisition was financed primarily through a combination of commercial paper and the later issuance of longer term instruments. Accounted for by the purchase method, the financial statements reflect the allocation of the purchase price based on fair values at the date of acquisition. The final allocation as of June 30, 2000 resulted in acquired goodwill of $1.7 billion, which is being amortized on a straight-line basis over 40 years. Based on an independent appraisal, $105 million of the purchase price was allocated to in-process research and development (see Note 3 in Notes to Consolidated Financial Statements.). In addition to goodwill and in-process research and development, the purchase price was allocated to: customer lists and trade names ($1.6 billion), which are being amortized over 40 years, developed technology and workforce ($434 million), which are being amortized over approximately 18 years, and fixed assets ($724 million), which are being amortized over approximately 12 years. Also during the first half of 2000, adjustments totaling $220 million were made to the purchase price allocation for resolution or adjustment of pre-acquisition contingencies and valuations.

      - In late January 1999, the company acquired all of the outstanding shares of LeaRonal for approximately $460 million. LeaRonal develops and manufactures specialty chemical processes used in the manufacture of printed circuit boards, semiconductor packaging and for electronic connector plating and also provides processes for metal-finishing applications. The acquisition, financed primarily through commercial paper, was accounted for using the purchase method. The financial statements reflect the allocation of the purchase price based on estimated fair values at the date of acquisition and later analysis of certain acquired assets and liabilities. The final allocation resulted in acquired goodwill of approximately $202 million, which is being amortized on a straight-line basis over 40 years. In addition to goodwill, the purchase price was allocated to:

Diluted Earnings and Dividends
Per Share

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                    Diluted Earnings                   Common Dividends
                    ----------------                   ----------------
1990                     $1.03                              $.41
1991                       .82                               .41
1992*                      .84                               .43
1993*                      .58                               .45
1994                      1.26                               .48
1995                      1.40                               .52
1996                      1.79                               .57
1997                      2.13                               .63
1998                      2.45                               .70
1999*                     1.81                               .74
2000*                     1.61                               .78
----------
* Diluted earnings per share in 1992 and 1993 are before cumulative effect of accounting cahnges. 1999 and 2000 exclude IPR&D charges.


Free Cash Flow
Millions of Dollars

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                      Cash Provided by
                    Operating Activities                  Free Cash Flow
                    --------------------                  --------------
1990                       336                                -155
1991                       357                                  12
1992                       401                                  30
1993                       358                                -121
1994                       524                                  83
1995                       513                                 -13
1996                       706                                 256
1997                       791                                 416
1998                       684                                 328
1999                       816                                 352
2000                       771                                 213


Free cash flow is cash provided by operating activities less capital asset spending and dividends.

            customer lists and trade names ($129 million), which is being amortized over 40 years, developed technology and workforce ($63 million), which is being amortized over 13 years, and fixed assets ($9 million), which is being amortized over approximately 20 years.

      The results of both Morton and LeaRonal have been included in the consolidated financial statements since the acquisition dates.

      Change in Functional Currencies By December 31, 2000, the company substantially completed the legal restructuring and business integration of its foreign operations, primarily in Europe, following the Morton and LeaRonal acquisitions in 1999. Based on these significant operational changes on January 1, 2001, the company determined that the functional currency of a majority of the company's foreign entities is their respective local currency. This change, resulting in a one-time write-down of fixed assets and inventories of approximately $40 million, will be reflected in other comprehensive income to be reported in the first quarter of 2001.

      Stock Repurchases For the five years ended December 31, 2000, the company repurchased more than 38 million shares, or approximately 19% of common shares outstanding, at a cost of approximately $1 billion. The company repurchased an insignificant number of shares in 2000 and 1999; however, during 1998 it repurchased 17.5 million shares of its common stock at a total cost of $567 million and 7.7 million shares in 1997 at a cost of $216 million. Most of the shares obtained in 1998 were through an accelerated stock repurchase program with a third party. Under the terms of this program, the final cost to the company of $440 million reflected the average share price paid by the third party in the market over an extended trading period. Through December 31, 2000, the company had repurchased two thirds of the 12 million shares of common stock authorized under the current buyback program and received board approval in 1998 for another buyback program of an additional 9 million shares. There were 220 million and 219 million common shares outstanding at December 31, 2000 and 1999, respectively.

      Working Capital Accounts receivable from customers increased $74 million and inventory increased $68 million. Days sales outstanding were 72 days up from 70 days. Days cost of sales in ending inventory remained unchanged at 74 days.

      Details about two major components of working capital at the end of 2000 and 1999 follow:


(Millions of dollars)                                     2000             1999
--------------------------------------------------------------------------------

      Inventories
         Year-end balance                                $  967           $  899

         Annual turnover                                   4.8x             4.8x
--------------------------------------------------------------------------------

      Customer receivables

         Year-end balance                                $1,359           $1,285

         Annual turnover                                   5.1x             5.2x
--------------------------------------------------------------------------------

Land, Building and Equipment, Net Investments in land, buildings and equipment, net is summarized below:

(Millions of dollars)                                     2000             1999
--------------------------------------------------------------------------------

      Year-end balance                                   $3,339          $3,496

      Annual  turnover                                      2.1x            1.9x
--------------------------------------------------------------------------------

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

      Asset Turnover equals sales divided by year-end total assets. Asset turnover was .6 in 2000 and 1.0 in 1999 and 1998. The 1999 amount was calculated using pro forma sales and assets.

      Return on Capital Employed (ROCE) equals net earnings plus after-tax amortization and after-tax interest expense, divided by average total assets less average non-interest bearing liabilities. ROCE was 9.2% in 2000, 11.4% in 1999, excluding IPR&D charges and 20.8% in 1998.

      Return on Common Stockholders' Equity (ROE) is obtained by dividing net earnings less preferred stock dividends by average year-end common stockholders' equity. Average year-end common stockholders' equity is calculated without the reduction for the ESOP transaction. ROE was 10.0% in 2000, 13.4% in 1999, excluding the IPR&D charge, and 25.3% in 1998.

      Information Systems During 1996, management initiated an enterprise-wide program to prepare the company's computer systems and applications for the year 2000, and, in 1997, began assessing supply chain and customer implications. All of the company's centralized computer systems were inventoried and assessed to determine their year 2000 readiness, and remediation of all systems was completed in 1999. When the date change occurred, the company experienced only minor computer-related failures, none of which caused business interruption.

      A significant proportion of the costs associated with the year 2000 effort represented the redeployment of existing information technology resources. In addition, there were consulting and other expenses related to software application and facilities enhancements necessary to prepare the systems for the year 2000. The total cost of $19 million was spent over the duration of the project.

      In 2000, the company announced plans to upgrade and consolidate its ERP infrastructure to better support the growth of its businesses. As it is implemented, this infrastructure is expected to enable more efficient e-commerce connections among the company, its suppliers and customers. The company has also engaged an implementation consultant to help install the components of the new system as quickly and efficiently as possible and has created an internal e-Transformation group to coordinate these efforts so that the new electronic business tools and support systems can be in place as rapidly as possible. Initial areas of concentration are expected to include finance, human resources, customer relationship management, materials management, production scheduling, procurement, maintenance, sales and distribution.

      New Accounting Pronouncements

      Accounting for Derivative Instruments and Other Hedging Activities

      In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," which establishes a new model for the accounting and reporting of derivative and hedging transactions. The statement amends a number of existing standards and, as amended by SFAS No. 138, will be effective for fiscal years beginning after June 15, 2000. As required, the company adopted this standard as of January 1, 2001.

      This standard requires that all derivative instruments be reported on the balance sheet at fair value. For instruments designated as fair value hedges, changes in the fair value of the instrument will largely be offset on the income statement by changes in the fair value of the hedged item. For instruments designated as cash flow hedges, the effective portion of the hedge is reported in other comprehensive income until it is assigned to earnings in the same period in which the hedged item has an impact on earnings. For instruments designated as a hedge of net investment in foreign operating units not using the U.S. Dollar as its functional currency, changes in the fair value of the instrument will be offset in other comprehensive income to the extent that they are effective as economic hedges. Changes in the fair value of derivative instruments, including embedded derivatives, that are not designated as a hedge will be recorded each period in current earnings along with any ineffective portion of hedges.

      Using market valuations for derivatives held as of December 31, 2000, as of January 1, 2001, the company recorded a $6 million after-tax cumulative income effect to accumulated other comprehensive income, and a charge to net income of $2 million, to recognize at fair value all derivative instruments. With the adoption of SFAS No. 133, changes in the company's derivative instrument portfolio or changes in the market values of this portfolio could have a material effect on accumulated other comprehensive income.

      The company has concluded that the adoption of SFAS No. 133 will not materially change management's risk policies and practices nor will compliance with the standard materially impact the reported results of operations.

      Other Standards

      The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 in late 1999 which clarifies existing guidance on the recognition, presentation and disclosure of revenue in the financial statements. Under the standard, changes in revenue recognition, if any, resulting from adopting its provisions are recorded as a one-time accounting change at the time of implementation. The company adopted this standard during the fourth quarter 2000 with no material effect on its financial position or result of operations.

      The Emerging Issues Task Force (EITF) of the FASB reached consensus in 2000 on EITF 00-10 "Accounting for Shipping and Handling Fees and Costs." This new accounting guidance is effective for the fourth quarter of 2000 and relates primarily to the classification of certain costs in the company's statement of consolidated earnings with restatements of prior reporting required. The company reclassified a total of $88 million in shipping and handling costs of its Salt segment to cost of sales from net sales in 2000 and has reclassified all prior reported periods as a result of adopting this standard. This new guidance did not materially impact other business segments.

      The EITF reached consensus on issue 00-14 "Accounting for Certain Sales Incentives" during 2000. Like EITF 00-10, this standard addresses the income statement classification of certain selling costs. For example, the cost of consumer-focused coupon programs must be classified as a reduction in sales and not as either selling expense or cost of sales. Effective beginning in 2001 with prior period restatements required, the impact on the company will largely be confined to the Salt segment, but is not expected to result in a material reclassification in any period.

      In 2000, the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation" an interpretation of APB Opinion No. 25 (FIN 44) which generally applies prospectively to new awards, exchanges of awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after July 1, 2000, except for the provision related to repricings and the definition of an employee which apply to awards issued after December 15, 1998. To the extent that events covered by FIN 44 occur after the applicable date but prior to July 1, 2000, the effect of applying FIN 44 will be recognized on a prospective basis. Accordingly, no adjustment will be made upon initial application of FIN 44 to financial statements for periods prior to July 1, 2000.

Market Risk Discussion

      The company is exposed to market risk from changes in foreign currency exchange rates, interest rates and commodity prices since it denominates its business transactions in a variety of foreign currencies, finances its operations through long- and short-term borrowings, and purchases raw materials at market prices. As a result, future earnings, cash flows and fair values of assets and liabilities are subject to uncertainty. The company's operating and financing plans include actions to reduce this uncertainty including, but not limited to, the use of derivative instruments.

      The company has established policies governing its use of derivative instruments including counterparty risks. The company does not use derivative instruments for trading or speculative purposes and only enters into derivative contracts based on economic analysis of underlying exposures, anticipating that adverse impacts on future earnings, cash flows and fair values due to fluctuations in foreign currency exchange rates, interest rates and commodity prices will be offset by the proceeds from and changes in fair value of the derivative instruments. The company does not hedge its exposure to market risk in a manner that completely eliminates the effects of changing market conditions on earnings, cash flows and fair values.

      In evaluating the effects of changes in foreign currency exchange rates, interest rates and commodity prices on the company's business operations, the risk management process uses sensitivity analysis as a primary analytical technique. The analysis assumes simultaneous shifts in those rates and quantifies the impact of such shifts on the company's earnings, cash flows, and fair values of assets and liabilities during a one-year period. The range of changes used for the purpose of this analysis reflects the company's view of changes that are reasonably possible over a one-year period. Fair values are the present value of projected future cash flows based on market rates and prices chosen.

      Foreign Exchange Rate Risk Short-term exposures to changing foreign currency exchange rates are primarily due to operating cash flows denominated in foreign currencies. The company covers known and anticipated external transaction and operating exposures by using foreign currency exchange option, forward and swap contracts. The company's most significant foreign currency exposures relate to Western European countries (primarily Germany, France, Italy, the United Kingdom, Sweden and Spain), as well as Brazil, Mexico, Canada, Japan, and Australia. The company conducted a sensitivity analysis on the fair value of its foreign currency hedge portfolio assuming an instantaneous 10% change in foreign currency exchange rates from their levels as of December 31, 2000, with all other variables held constant. A ten percent appreciation and depreciation of the U.S. dollar against foreign currencies would result in an increase of $71 million and a decrease of $62 million, respectively, in the fair value of foreign currency exchange hedging contracts. The sensitivity in fair value of the foreign currency hedge portfolio represents changes in fair values estimated based on market conditions as of December 31, 2000, without reflecting the effects of underlying anticipated transactions. The actual effects of changing foreign currency exchange rates could have a material impact on earnings and cash flows in future periods when those anticipated transactions are realized.

      Long-term exposures to foreign currency exchange rate risk are managed primarily through operational activities. The company manufactures its products in a number of locations around the world. Hence, it has a cost base in a variety of European, Asian and Latin American currencies. This diverse base of local currency costs serves to partially counterbalance the impact of changing foreign currency exchange rates on earnings, cash flows and fair values of assets and liabilities.

      Interest Rate Risk The company is exposed to changes in interest rates, primarily due to its financing, investing and cash management activities, which include long- and short-term debt to maintain liquidity and fund its business operations. The company's current strategic policy is to maintain from 20% to 40% of floating rate debt, with a long-term average of 30%. A 75 basis point increase in interest rates would reduce by $153 million the fair value of liabilities under the company's floating and fixed rate instruments, including short- and long-term debt and derivative contracts outstanding as of December 31, 2000. A 75-basis-point decrease in interest rates will increase the fair value by $170 million. However, such changes in fair values would not have a material impact on earnings per share or cash flows as the majority of the company's debt portfolio consists of fixed rate instruments. A 75-basis-point movement is equivalent to approximately 10% of the company's weighted average rate of its worldwide debt.


      Commodity Price Risk The company purchases certain raw materials, such as natural gas, propylene, acetone, and butanol under short- and long-term supply contracts. The purchase prices are generally determined based on prevailing market conditions. Changing raw material prices historically have had material impacts on the company's earnings and cash flows, and will likely continue to have significant impacts on earnings and cash flows in future periods. The company uses commodity derivative instruments to modify some of the commodity price risks. Assuming a 10% change in the underlying commodity price, the potential change in the fair value of commodity derivative contracts held at December 31, 2000, would not be material when compared with the company's earnings and financial position.

Forward-Looking Statements

      The full Annual Report includes forward-looking statements, which reflect management's current expectations, based on reasonable assumptions. Results could differ materially depending on such factors as changes in business climate, economic and competitive uncertainties, unforeseen developments in relevant financial markets, changes in strategies, future acquisitions and divestitures, risks in developing new products and technologies, foreign exchange and interest rates, costs of energy and raw materials, environmental and safety regulations and clean-up costs. As appropriate, additional factors are contained in the company's 2000 Form 10-K reports filed with the Securities and Exchange Commission.


Quarterly Stock Prices
Dollars

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

1998               1st Quarter     2nd Quarter     3rd Quarter     4th Quarter
High                 35.0625         38.6875         35.6250         38.8750
Low                  26.9375         32.4375         26.0000         26.0000
-Close               34.4375         34.6250         27.8125         30.1250

1999               1st Quarter     2nd Quarter     3rd Quarter     4th Quarter
High                 34.9375         49.2500         46.4375         41.8750
Low                  28.1250         33.5000         31.7500         34.1875
-Close               33.5625         42.8750         36.1250         40.6875

2000               1st Quarter     2nd Quarter     3rd Quarter     4th Quarter
High                 47.6250         49.4375         37.5000         37.3125
Low                  33.0000         32.8750         25.6875         24.3750
-Close               44.6250         34.5000         29.0625         36.3125



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

      Translation Procedures Foreign currency accounts are translated into U.S. dollars under the provisions of SFAS No. 52, and through December 31, 2000 the U.S. dollar was the functional currency for approximately half of international operations. Under this standard for foreign entities using the U.S. dollar as the functional currency: (1) land, buildings and equipment and related depreciation, inventories, goodwill and intangibles and related amortization and minority interest are translated at historical rates of exchange; (2) all other assets and liabilities are translated at current rates of exchange, and (3) monthly revenues, costs and expenses other than depreciation, amortization of goodwill and intangibles and cost of goods sold are translated at current rates of exchange. Translation gains and losses of those operations that use local currencies as the functional currency are included as a separate component of other comprehensive income. Foreign exchange adjustments, including recognition of open foreign exchange contracts which are not intended to hedge an identifiable foreign currency commitment, are charged or credited to income based on current exchange rates.

      By December 31, 2000, the company substantially completed the legal restructuring and business integration of its foreign operations, primarily in Europe, following the Morton and LeaRonal acquisitions in 1999. Based on these significant operational changes on January 1, 2001 the company determined that the functional currency of a majority of the company's foreign entities is their respective local currency.

      This change, resulting in a one-time write-down of fixed assets and inventories of approximately $40 million, will be reflected in other comprehensive income to be reported in the first quarter of 2001.

      Environmental Accounting Accruals for environmental remediation are recorded when it is probable a liability has been incurred and costs are reasonably estimable. The estimated liabilities are recorded at undiscounted amounts. The cost of operating and maintaining environmental control facilities are charged to expense. Expenditures which mitigate or prevent contamination from future operations are capitalized and depreciated under normal depreciation policies. It is the company's practice to reflect environmental insurance recoveries in the results of operations for the quarter in which litigation is resolved through settlement or other appropriate legal processes.

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

      Inventories Inventories are stated at the lower of cost or market. Cost of domestic inventory is primarily determined under the last-in, first-out
      (LIFO) method.

      Land, Buildings and Equipment and Related Depreciation Land, buildings and equipment are carried at cost. Assets are depreciated over their estimated useful lives on the straight-line and accelerated methods. Maintenance and repairs are charged to earnings; replacements and betterments are capitalized. The cost and related accumulated depreciation of buildings and equipment are removed from the accounts upon retirement or other disposition; any resulting gain or loss is reflected in earnings.

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

      Revenue Recognition Revenues from product sales, net of applicable allowances, are recognized upon shipment of product. Exceptions from this practice include shipments of supplier-owned and managed inventory ("SOMI") arrangements. Revenue is recognized under SOMI arrangements when usage of finished goods is reported by the customer, generally on a weekly or monthly basis. Payments received in advance of revenue recognition are recorded as deferred revenue.

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

      Reclassifications Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Rohm and Haas Company and Subsidiaries

Statements of Consolidated Earnings

Years ended December 31, 2000, 1999 and 1998

         (Millions of dollars, except per-share amounts)                                     2000            1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
         Current Earnings
-----------------------------------------------------------------------------------------------------------------------------------
         Net sales                                                                          $6,879         $ 5,374          $ 3,720
         Cost of goods sold                                                                  4,633           3,409            2,256
                                                                                            ---------------------------------------
         Gross profit                                                                        2,246           1,965            1,464
         Selling and administrative expense                                                  1,046             889              635
         Research and development expense                                                      259             224              207
         Interest expense                                                                      241             159               34
         Amortization of goodwill and other intangibles                                        159              83                5
         Purchased in-process research and development                                          13             105               --
         Provision for restructuring                                                            13              36               --
         Gain (loss) on disposition of joint ventures                                           --             (22)             131
         Share of affiliate net earnings                                                        19               7                2
Note 5   Other income (expense), net                                                            47              10              (16)
                                                                                            ---------------------------------------
         Earnings before income taxes and extraordinary items                                  581             464              700
Note 7   Income taxes                                                                          227             215              247
                                                                                            ---------------------------------------
         Earnings before extraordinary items                                                   354             249              453
                                                                                            ---------------------------------------
Note 18  Extraordinary loss on early extinguishment
            of debt (net of income tax benefit of $6 million)                                   --              --               13
                                                                                            ---------------------------------------
         Net earnings                                                                          354             249              440
Note 21  Less preferred stock dividends                                                         --               2                6
                                                                                            ---------------------------------------
         Net earnings applicable to common shareholders                                     $  354         $   247          $   434
                                                                                            ---------------------------------------

         Earnings per common share before extraordinary items:
         - Basic                                                                            $ 1.61         $  1.28          $  2.55
         - Diluted                                                                            1.61            1.27             2.52

         Earnings per common share:
         - Basic                                                                            $ 1.61         $  1.28          $  2.47
         - Diluted                                                                            1.61            1.27             2.45

-----------------------------------------------------------------------------------------------------------------------------------
         Weighted average common shares outstanding (in millions)
         - Basic                                                                             219.5           192.6            175.6
         - Diluted                                                                           220.5           195.7            179.7
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying summary of significant accounting policies (pages 39-40) and notes to consolidated financial statements (pages 45-60).

Rohm and Haas Company and Subsidiaries

Statements of Consolidated Cash Flows

Years ended December 31, 2000, 1999 and 1998

-----------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)                                                                               2000          1999        1998
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
         Net earnings                                                                               $ 354       $   249       $ 440
         Adjustments to reconcile net earnings to net cash
            provided by operating activities:
            Purchased in-process research and development                                              13           105          --
            Depreciation                                                                              454           368         276
            Amortization of goodwill and other intangibles                                            159            83           5
            (Gain) loss, as adjusted, on sale of facilities and investments                            --            22         (76)
            Extraordinary loss on early extinguishment of debt, net of tax                             --            --          13
         Changes in assets and liabilities, net of acquisitions and divestitures:
            Deferred income taxes                                                                     (37)          (70)         36
            Accounts receivable                                                                      (169)         (104)         (1)
            Inventories                                                                              (100)          (41)          1
            Accounts payable, accrued interest and other accrued liabilities                           91           164         (15)
            Federal, foreign and other income taxes payable                                            56            25         (85)
            Other, net                                                                                (50)           15          88
                                                                                                   --------------------------------
                 Net cash provided by operating activities                                            771           816         682
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
         Acquisitions of businesses and affiliates, net of cash acquired                             (390)       (3,394)        (21)
         Proceeds from the sale of businesses, net of cash sold                                       459            --         287
         Additions to land, buildings and equipment                                                  (391)         (323)       (229)
                                                                                                   --------------------------------
                 Net cash provided (used) by investing activities                                    (322)       (3,717)         37
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
         Proceeds from issuance of long-term debt                                                     447         2,564          44
         Repayments of long-term debt                                                                (204)          (23)       (205)
         Net change in short-term borrowings                                                         (489)          608         108
         Purchases of treasury  shares                                                                 (1)          (65)       (567)
         Payment of dividends                                                                        (167)         (141)       (125)
         Other, net                                                                                    --            (1)          2
                                                                                                   --------------------------------
                Net cash provided (used) by financing activities                                     (414)        2,942        (743)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                                   35            41         (24)
Cash and cash equivalents at the beginning of the year                                                 57            16          40
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                                                    $  92       $    57       $  16
===================================================================================================================================
Supplemental Cash Flow Information Cash paid during the year for:
         Interest, net of amounts capitalized                                                       $ 239       $    72       $  36
         Income taxes, net of refunds received                                                        247           202         237
Detail of acquisitions of businesses and affiliates:
         Fair value of assets acquired                                                              $ 537       $ 6,312       $  21
         Liabilities assumed                                                                         (147)       (1,216)         --
         Common stock issued                                                                           --        (1,702)         --
-----------------------------------------------------------------------------------------------------------------------------------
Net cash paid for acquisitions                                                                      $ 390       $ 3,394       $  21
===================================================================================================================================


See accompanying summary of significant accounting policies (pages 39-40) and notes to consolidated financial statements (pages 45-60).

Rohm and Haas Company and Subsidiaries

Consolidated Balance Sheets

December 31, 2000 and 1999

-----------------------------------------------------------------------------------------------------------------------------------
         (Millions of dollars)                                                                                2000             1999
-----------------------------------------------------------------------------------------------------------------------------------
         Assets
-----------------------------------------------------------------------------------------------------------------------------------
         Current assets
         Cash and cash equivalents                                                                        $     92         $     57
Note 11  Receivables, net                                                                                    1,479            1,370
Note 12  Inventories                                                                                           967              899
Note 13  Prepaid expenses and other assets                                                                     243              171
-----------------------------------------------------------------------------------------------------------------------------------
            Total current assets                                                                             2,781            2,497
-----------------------------------------------------------------------------------------------------------------------------------
Note 14  Land, buildings and equipment, net                                                                  3,339            3,496
Note 2   Investments in and advances to unconsolidated subsidiaries and affiliates                             126              282
Note 15  Goodwill and other intangible assets, net of amortization                                           4,596            4,482
Note 16  Other assets                                                                                          425              499
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $ 11,267         $ 11,256
-----------------------------------------------------------------------------------------------------------------------------------
         Liabilities and Stockholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------
         Current liabilities
Note 17  Notes payable                                                                                    $    549         $    931
         Trade and other payables                                                                              662              555
Note 19  Accrued liabilities                                                                                   746              852
         Federal, foreign and other income taxes payable                                                       237              172
-----------------------------------------------------------------------------------------------------------------------------------
            Total current liabilities                                                                        2,194            2,510
-----------------------------------------------------------------------------------------------------------------------------------
Note 18  Long-term debt                                                                                      3,225            3,122
Note 10  Employee benefits                                                                                     619              610
Note 7   Deferred income taxes                                                                               1,287            1,231
Note 20  Other liabilities                                                                                     266              289
         Minority interest                                                                                      23               19
Note 24  Commitments and contingencies
-----------------------------------------------------------------------------------------------------------------------------------
Note 21  Stockholders' equity
         Common stock; par value--$2.50; authorized--400,000,000 shares;
            issued--2000 and 1999: 242,078,367 shares                                                          605              605
         Additional paid-in capital                                                                          1,956            1,942
         Retained earnings                                                                                   1,518            1,331
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             4,079            3,878

         Less: Treasury stock (2000--22,141,494 shares; 1999--23,097,178 shares)                               214              224
         Less: ESOP shares (2000--12,622,000; 1999--12,915,000)                                                119              125
         Accumulated other comprehensive income (loss)                                                         (93)             (54)
-----------------------------------------------------------------------------------------------------------------------------------
            Total stockholders' equity                                                                       3,653            3,475
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $ 11,267         $ 11,256
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying summary of significant accounting policies (pages 39-40) and notes to consolidated financial statements (pages 45-60).

Rohm and Haas Company and Subsidiaries

Statements of Consolidated Stockholders' Equity

Years ended December 31, 2000, 1999 and 1998

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Accumulated
                                                                                                           Other
                                                                                                          Compre-    Total    Total
                                                                Additional                                hensive   Stock-   Compre-
(Millions of dollars,                    Preferred   Common      Paid-in    Retained   Treasury            Income   holders' hensive
except per share amounts)                  Stock      Stock      Capital    Earnings    Stock     ESOP    (Loss)     Equity  Income
------------------------------------------------------------------------------------------------------------------------------------
1998
Balance January 1, 1998                    $ 126     $   590     $   135     $1,932    $820      $138      $(28)    $1,797
--------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                    440                                          $  440
Cumulative translation adjustment                                                                            27                  27
Minimum pension liability                                                                                    (8)                 (8)
                                                                                                                             ------
Total comprehensive income                                                                                                   $  459
                                                                                                                             ======
Common dividends ($.70 per share)                                              (119)
Preferred dividends ($2.75 per share)                                            (6)
Redemptions and conversion
  of shares to common stock                  (53)
Common stock issued:
   Conversion of preferred stock                                                        (23)
   Under bonus plan, net of
    preferred conversions                                              4                (17)
   From ESOP                                                                                       (6)
Treasury stock:
  Purchases                                                                             567
  Retirements                                            (98)                  (963) (1,061)
--------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                  $  73     $   492     $   139     $1,284    $286      $132      $ (9)    $1,561
--------------------------------------------------------------------------------------------------------------------------
1999
Net earnings                                                                    249                                          $  249
Cumulative translation adjustment                                                                           (47)                (47)
Minimum pension liability                                                                                     2                   2
                                                                                                                             ------
Total comprehensive income                                                                                                   $  204
                                                                                                                             ======
Common dividends ($.74 per share)                                              (139)
Preferred dividends ($2.75 per share)                                            (2)
Redemptions and conversion
  of shares to common stock                  (73)
Common stock issued:
   Acquisitions                                          113       1,740
   Conversion of preferred stock                                                        (34)
   Under bonus plan, net of
     preferred conversions                                            63                (31)
   From ESOP                                                                                       (7)
Treasury stock:
   Purchases                                                                              3
   Retirements                                                                  (61)
--------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                  $  --     $   605     $ 1,942     $1,331    $224      $125      $(54)    $3,475
--------------------------------------------------------------------------------------------------------------------------
2000
Net earnings                                                                    354                                          $  354
Cumulative translation adjustment                                                                           (37)                (37)
Minimum pension liability                                                                                    (2)                 (2)
                                                                                                                             ------
Total comprehensive income                                                                                                   $  315
                                                                                                                             ======
Common dividends ($.78 per share)                                              (167)
Common stock issued:
   Under bonus plan                                                   14                (10)
   From ESOP                                                                                       (6)
--------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2000                  $  --     $   605     $ 1,956     $1,518    $214      $119      $(93)    $3,653
--------------------------------------------------------------------------------------------------------------------------


See accompanying summary of significant accounting policies (pages 39-40) and notes to consolidated financial statements (pages 45-60).

Notes to Consolidated Financial Statements

      Note 1: Acquisitions and Dispositions of Assets

      The company completed the following acquisition and joint venture activities in 2000:

      - Entered into a joint venture with Stockhausen GmbH & Co. KG (Stockhausen) of Germany to form a global partnership for the manufacture of acrylic acid. In conjunction with the joint venture the company acquired Stockhausen's merchant monomer business in Europe in the first quarter of 2000.

      - Increased its ownership in Rodel from 48% to approximately 90% for a cost of approximately $200 million. Rodel was a privately-held, Delaware-based leader in precision polishing technology serving the semiconductor, memory disk and glass polishing industries. Through March 31, 2000, the investment had been accounted for on the equity method with the company's share of earnings reported as equity in affiliates. Beginning in the second quarter, the transaction with Rodel, increasing the company's ownership to approximately 90%, was accounted for using the purchase method with results of operations combined during the second quarter. The remaining 10% is the subject of on-going negotiations. The financial statements reflect the allocation of the purchase price based on estimated fair values, and resulted in acquired goodwill of $58 million, which is being amortized on a straight-line basis over 30 years and identifiable intangible assets of $224 million which are being amortized over a range of 10 to 30 years. Thirteen million dollars of the purchase price was allocated to IPR&D related to chemical mechanical planarization and surface preparation technologies under development and was recorded as a charge in the second quarter.

      - Acquired 95% of Acima A.G.(Acima), a Swiss company specializing in biocidal formulations, polyurethane catalysts and other specialty chemicals and also acquired an 80% interest in Silicon Valley Chemical Laboratories, Inc. (SVC), a privately-held supplier of high technology products for the semiconductor industry. These transactions were accounted for using the purchase method.

      - Acquired the photoresist business of Mitsubishi Chemical Corporation in the second quarter. Mitsubishi Chemical is a leading producer of G-line, I-line and deep UV photoresist chemistry used to make semiconductor chips. The transaction was accounted for using the purchase method.

      In conjunction with the acquisitions of Acima, SVC and Mitsubishi photoresist, the company recorded goodwill of $36 million which is being amortized over a range of from 20 to 40 years.

      The company completed the following divestitures in 2000:

      - Sold its Industrial Coatings business to BASF Corporation in the first quarter for approximately $175 million, subject to working capital adjustments.

      - Sold its Thermoplastic Polyurethane business to Huntsman Corporation for $120 million in the third quarter, subject to working capital adjustments.

      - Sold its European Salt business, Salins-Europe, to a consortium, which includes management, led by Union d'Etudes et d'Investissements SA, a wholly-owned subsidiary of Credit Agricole, in the fourth quarter for approximately $270 million.

      These three businesses were acquired by the company in June 1999 as part of the acquisition of Morton and were recorded at fair value; accordingly, no gain or loss was recorded on these transactions.

      - Sold its 50% interest in TosoHaas to its joint venture partner, Tosoh Corporation in the fourth quarter.

      Pro forma information is not presented, as the 2000 acquisitions and divestitures were not material to the company's results of operations or consolidated financial position. The results of operations of acquired businesses are included in the company's consolidated financial statements from the respective dates of acquisition, except as noted above.

      In November 2000, the company commenced preliminary discussions with US Salt Holdings LLC for the purpose of exploring a possible future business alliance involving its North American Salt segment.

      The company completed the following acquisitions in 1999:

      - On June 21, 1999, the company acquired Morton for cash of $3 billion and the issuance of 45.1 million shares of common stock, for a total transaction value of approximately $4.9 billion, including the assumption of $272 million of debt. Morton is a manufacturer of specialty chemicals and a producer of salt for a variety of markets. The cash portion of the acquisition was financed primarily through a combination of commercial paper and the later issuance of longer term instruments. Accounted for by the purchase method, the financial statements reflect the allocation of the purchase price based on fair values at the date of acquisition. The final allocation as of June 30, 2000 resulted in acquired goodwill of $1.7 billion, which is being amortized on a straight-line basis over 40 years. Based on an independent appraisal, $105 million of the purchase price was allocated to in-process research and development (see Note 3 in Notes to Consolidated Financial Statements). In addition to goodwill and in-process research and development, the purchase price was allocated to: customer lists and trade names ($1.6 billion), which are being amortized over 40 years, developed technology and workforce ($434 million), which are being amortized over approximately 18 years, and fixed assets ($724 million), which are being amortized over approximately 12 years. Also during 2000, adjustments totaling $220 million were made to the purchase price allocation for resolution or adjustment of pre-acquisition contingencies and valuations.

      - In late January 1999, the company acquired all of the outstanding shares of LeaRonal for approximately $460 million. LeaRonal develops and manufactures specialty chemical processes used in the manufacture of printed circuit boards, semiconductor packaging and for electronic connector plating and also provides processes for metal-finishing applications. The acquisition, financed primarily through commercial paper, was accounted for using the purchase method. The financial statements reflect the allocation of the purchase price based on estimated fair values at the date of acquisition and later analysis of certain acquired assets and liabilities. The final allocation resulted in acquired goodwill of approximately $202 million, which is being amortized on a straight line basis over 40 years. In addition to goodwill, the purchase price was allocated to: customer lists and trade names ($129 million), which is being amortized over 40 years, developed technology and workforce ($63 million), which is being amortized over 13 years, and fixed assets ($9 million), which is being amortized over approximately 20 years.

      The results of both Morton and LeaRonal have been included in the consolidated financial statements since the acquisition date.

      The following unaudited pro forma information presents the results of operations of the company as if the above acquisitions had taken place on January 1, 1998 and excludes the write-off of purchased in-process research and development of $105 million:

--------------------------------------------------------------------------------
(In millions, except per share amounts)                       1999         1998
--------------------------------------------------------------------------------

Net sales                                                    $6,715       $6,503

Net earnings                                                    332          356

Diluted earnings per share                                   $ 1.52       $ 1.58
--------------------------------------------------------------------------------

      These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future.

      On March 8, 2001, Rohm and Haas agreed to sell its Agricultural Chemicals business to Dow AgroSciences LLC for approximately $1 billion, including working capital. The purchase price is subject to a post-closing adjustment for working capital. The completion of the sale is contingent upon receipt of any required government approvals. The company ultimately expects to recognize a gain on the divestiture of the business. After the divestiture of this major line of business, Rohm and Haas expects to classify Agricultural Chemicals as a discontinued operation.

      Note 2: Investments

      The company's investments in its affiliates (20-50%-owned) totaled $109 million and $243 million at December 31, 2000 and 1999, respectively. The change from 1999 relates primarily to the consolidation of Rodel following the acquisition of an additional 42% of this company in 2000. (See Note 1.)

      Note 3: Purchased In-process Research and Development

      In acquisitions accounted for by the purchase method, purchased in-process research and development (IPR&D) represents the value assigned to research and development projects of an acquired company where technological feasibility had not yet been established at the date of the acquisition, and which, if unsuccessful, have no alternative future use. Amounts assigned to IPR&D are charged to expense at the date of acquisition. Accordingly, the company has charged $13 million and $105 million to expense in 2000 and 1999, respectively, related to the Rodel and Morton acquisition. (See Note 1.) The $13 million IPR&D charge in 2000 resulted from the allocation of purchase price in the Rodel acquisition to projects under development related to chemical mechanical planarization (CMP) and surface preparation (SP) technologies which are expected to be commercialized some time between 2001 and 2002.

      In 1999, eight IPR&D projects were identified based upon discussions with Morton personnel, analyses of the acquisition agreements, and analyses of data provided by Morton. The two most significant research and development projects are passive materials and Lamineer coating which together represent more than 90% of the overall in-process research and development value. The remaining value was assigned to six other in-process projects.

      The passive materials project is being developed by the Electronic Materials product group, which principally manufactures dry film photoresists sold to printed circuit board manufacturers. Passive materials will be, if successfully developed, a new form of film materials. As of the date of acquisition, this project had been in development since July 1996. However, it had not yet reached technological feasibility and will not achieve technological feasibility until each of the component technologies are successfully developed. The nature of the efforts necessary to complete the project relate to completing the design and building of machinery and processes required to manufacture the passive material and developing full-scale production capabilities that can meet desired customer specifications. Management estimates that this technology will be developed and technological feasibility will be reached in 2001.

      Lamineer coating is a new and innovative product for Morton's Powder Coatings business which was successfully developed subsequent to the Morton acquisition. Lamineer is a new family of powder coatings used for a variety of wood applications. The technology provides manufacturers with an alternative method for applying coatings to wood at increased operating and manufacturing efficiencies. Lamineer coating had been in development since early 1996. Through June 1999, a material portion of the Lamineer technology, the base resins, was completely developed. This portion of technology was identified as having an alternative future use and, therefore, was not classified as IPR&D at the date of the Morton acquisition. The curing technologies, however, were identified as IPR&D. Related products are in the testing and trial stage of development. The efforts required to complete the Lamineer coating project were focused on developing the necessary curing technologies and meeting customer specifications. During 2000, Lamineer products were commercially introduced and marketed through the company's Surface Finishes business.

      The fair values of the in-process completed portion of these research and development projects at the date of acquisition, were as follows:

--------------------------------------------------------------------------------
(Millions of dollars)                                            Fair Value
--------------------------------------------------------------------------------
                                                             2000           1999
                                                           ---------------------
Passive Materials                                            $ --           $ 50

Lamineer Coating                                               --             48

CMP and SP technologies                                        13             --

All Others                                                     --              7
                                                           =====================
Total                                                        $ 13           $105
--------------------------------------------------------------------------------

      The valuation analysis of these projects was performed just prior to the date of acquisition and was based on information available at that time. The projects identified in the analysis were analyzed based primarily on an evaluation of their status in the product development process, the expected release dates, and the percentage completed.

      The technique used in valuing each purchased research and development project was the income approach, which included an analysis of the markets, cash flows, and risks associated with achieving these cash flows. Significant appraisal assumptions include: The period in which material net cash inflows from significant projects were expected to commence; material anticipated changes from historical pricing, margins and expense levels; and the risk adjusted discount rate applied to the project's cash flows.

      Material net cash inflows that are attributable to the completed IPR&D are expected to begin in 2001 and expected to last through 2015 for both passive materials and Lamineer coating. The forecast for both of these in-process projects relied on sales estimates derived from targeted market share, pricing estimates and expected product life cycles. Both passive materials and Lamineer coating are expected to generate higher profit margins, two to three times the margins of historical products in their respective product groups. This is due to their new and innovative characteristics, which allow pricing commensurate with their performance. The discount rate used for the acquired in-process technologies was estimated at 20% for passive materials and 25% for Lamineer based upon Morton's weighted average cost of capital of 12%. The discount rate used for the in-process technology was determined to be higher than Morton's weighted average cost of capital because the technology had not yet reached technological feasibility as of the date of valuation. In using a discount rate greater than Morton's weighted average cost of capital, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects, and because the in-process technology had not yet reached technological feasibility as of the date of valuation.

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

      Note 4: Provision for Restructuring

      A provision for restructuring of $13 million before-tax ($.04 per share after-tax) was recorded in the first half of 2000 in the Ion Exchange Resins Business for the write-down of plant assets and severance costs for approximately 100 people. These charges were net of certain pension settlement and curtailment gains. Also in the first half of 2000, an additional $45 million related largely to lease terminations was recorded in the allocation of the Morton purchase price.

      A restructuring reserve was established in 1999 for costs related both to the integration of Morton and the company's redesign of its selling and administrative infrastructure. A portion of these costs resulted in a before-tax charge of $36 million ($.12 per share after-tax) in 1999 largely for severance costs for approximately 700 employees of Rohm and Haas, the acquiring company. The charge is net of after-tax pension settlement and curtailment gains. An additional $68 million, largely severance related reserve associated with staff reductions of approximately 500 employees of the acquired company was recorded in the allocation of the Morton purchase price. Most of the approximately 1,200 employees affected were in support services, including selling, technical and administrative staff functions, approximately one-third of whom separated from the combined company before December 31, 1999 with the balance in 2000 and early 2001.

      Restructuring reserve activity for 2000 was as follows:

-----------------------------------------------------------------------------------------------------------------------
(Millions of dollars)
-----------------------------------------------------------------------------------------------------------------------
                                        Increases to                            Decreases to
                                         Reserve(1)                                Reserve
                                   -----------------------       -----------------------------------------
                   Reserve at      Charged         Incr./                        Reclass to                   Reserve at
                    Beginning         to          (Decr.)          Cash           Pension         Other         End of
                     of year       Earnings       Goodwill        Payments        Asset(2)      Changes(3)       year
-----------------------------------------------------------------------------------------------------------------------
Severance/other
  employee
  related
  charges(1)        $      58      $       6      $       8      $      (9)     $     (41)     $      (9)     $      13
Pension related
  gains                    --            (10)            --             --             --             10             --

Lease
  terminations/
  other                    15             --             37            (29)            --             (3)            20
                    ===================================================================================================
                    $      73      $      (4)     $      45      $     (38)     $     (41)     $      (2)     $      33
-----------------------------------------------------------------------------------------------------------------------

(1) The "charged to earnings" includes a decrease to expense due to a reclassification to "increase (decrease) in goodwill" resulting from a change in company identification (from acquiring company to acquired company) for a number of employees expected to be terminated. It does not include a $17 million before-tax charge for asset impairments.

(2) Severance of the acquired company will be paid from the pension plan. Because this is no longer part of the reserve, but rather a reduction in the company's pension asset, it is reclassified here for presentation purposes.

(3) Amounts in this column reflect the impact of the treatment of most severance for U.S. employees which will generally be paid from the pension plans and not from corporate cash, which results in pension-related gains being recorded as increases to the pension asset.


      Note 5: Other Income (Expense), Net

-------------------------------------------------------------------------------
(Millions of dollars)                                  2000      1999      1998
-------------------------------------------------------------------------------
Interest income                                        $  7      $ 13      $ 13
Royalty income, net                                      15        10         6
Foreign exchange gains (losses), net                     27         4       (13)
Minority interest                                         5        (1)       (2)
Provision for write-down of assets                       --        --       (11)
Integration costs                                        (8)      (28)       --
Voluntary early retirement incentives,
  severance, litigation settlements and
  certain waste disposal site cleanup costs              (2)       (9)       (8)
Environmental insurance recoveries                       --        28        --
Other, net                                                3        (7)       (1)
                                                      =========================
Total                                                  $ 47      $ 10      $(16)
-------------------------------------------------------------------------------

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

      The company uses primarily purchased foreign exchange option contracts to hedge anticipated sales in foreign currencies by foreign subsidiaries. The option premiums paid were recorded as assets and amortized over the life of the option. Gains and losses on purchased option contracts were generally deferred and recorded in the period in which the underlying sales transactions were recognized. At December 31, 2000 and 1999, net deferred unrealized gains were $3 million and $9 million, respectively.

      The notional amounts of foreign exchange option contracts totaled $268 million and $329 million at December 31, 2000, and 1999, respectively. The option contracts outstanding at each balance sheet date have maturities of less than twelve months. The table below summarizes by currency the notional value of foreign exchange option contracts in U.S. dollars:

--------------------------------------------------------------------------------
(Millions  of dollars)                                     2000             1999
--------------------------------------------------------------------------------
Euro                                                       $180             $169

British pound                                                19               30

Swedish krona                                                --               30

Canadian dollar                                              --               37

Australian dollar                                            18               31

Japanese yen                                                 46               23

New Zealand dollar                                            5                9
--------------------------------------------------------------------------------

      The company also uses foreign exchange forward contracts and swap contracts to reduce the exchange rate risk of specific foreign currency transactions. These contracts generally require the exchange of a foreign currency for U.S. dollars at a fixed rate at a future date. The maturities are generally less than twelve months. The carrying amounts of these contracts were adjusted to their market value at each balance sheet date and the related gain or loss was recorded in other income and expense. At December 31, 2000, the open foreign exchange forward and swap contracts totaled $288 million in notional amounts, of which $244 million is to hedge intercompany loans denominated in currencies other than U.S. dollars and $44 million to hedge external transaction exposures. Of the total open foreign exchange forward and swap contracts, $91 million is to exchange Canadian dollars into U.S. dollars, $79 million is to exchange yen into Euros and $118 million is to exchange other foreign currencies into U.S. dollars. At December 31, 1999, open foreign exchange forward and swap contracts totaled $532 million in notional amounts, of which $353 million is to hedge external transaction exposures and $179 million is to hedge intercompany loans denominated in currencies other than U.S. dollars. Of the total open foreign exchange forward and swap contracts, $393 million is to exchange Euros into U.S. dollars and $103 million is to exchange Euros into Canadian dollars.

      The company also uses cross currency interest rate swap contracts to hedge the foreign currency exposures of the company's net investment in foreign subsidiaries. The currency effects of these hedges are reflected in the foreign currency translation adjustments within accumulated other comprehensive income. Net interest settlements are recognized in interest expense. At December 31, 2000, open cross currency interest rate swap contracts totaled $445 million in notional amounts, of which $203 million is to hedge net investments denominated in Euro and $242 million in Japanese yen.

      At December 31, 1999, the company was party to a written interest rate option contract with a notional amount of $25 million to monetize the call provision on the company's 9.375% debentures due 2019. The counterparty paid the company a premium of $5 million for the right to receive 9.375% fixed rate payments beginning 1999 through 2002. In return, the counterparty was required to pay the company variable interest payments based on six-month LIBOR. The written option has been marked to market at December 31, 1999. During 2000, the company closed out the written interest rate option contract and recorded an immaterial net loss.

      The company uses natural gas swap agreements for hedging purposes to reduce the effects of changing raw material prices. Gains and losses on the swap agreements were deferred until settlement and recorded as a component of underlying inventory costs when settled. The notional value of natural gas swap agreements totaled $3 million and $1 million at December 31, 2000 and 1999, respectively. The company recorded an after-tax gain of $1 million in 2000 and immaterial losses in 1999.

      The fair value of financial instruments was estimated based on the following methods and assumptions:

            Cash and cash equivalents, accounts receivable, accounts payable and notes payable - the carrying amount approximates fair value due to the short maturity of these instruments.

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

            Natural gas swap agreements -- the fair value is estimated based on the amount the company would receive or pay to terminate the contracts.

      The carrying amounts and fair values of material financial instruments at December 31, 2000 and 1999 are as follows:

--------------------------------------------------------------------------------
                                          2000                     1999
--------------------------------------------------------------------------------
                                  Carrying       Fair      Carrying       Fair
(Millions of dollars)              Amount       Value       Amount        Value
--------------------------------------------------------------------------------
                                                 Asset (Liability)
Short-term debt                  $  (549)     $  (549)     $  (931)     $  (933)

Long-term debt                    (3,225)      (3,279)      (3,122)      (3,120)

Written interest rate options         --           --           (5)          (5)

Foreign currency options               7           10            4           13

Foreign exchange forward
  and swap contracts                   2            2           (1)          (1)

Natural gas swap  agreements          --            3           --           --
--------------------------------------------------------------------------------

      In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," which establishes a new model for the accounting and reporting of derivative and hedging transactions. The statement amends a number of existing standards and, as amended by SFAS No. 138, will be effective for fiscal years beginning after June 15, 2000. As required, the company adopted this standard as of January 1, 2001.

      Using market valuations for derivatives held as of December 31, 2000, as of January 1, 2001, the company recorded a $6 million after-tax cumulative income effect to accumulated other comprehensive income and a charge to net income of $2 million, to recognize at fair value all derivative instruments. With the adoption of SFAS No. 133, changes in the company's derivative instrument portfolio or changes in the market values of this portfolio could have a material effect on accumulated other comprehensive income.

      The company has concluded that the adoption of SFAS No. 133 will not materially change management's risk policies and practices nor will compliance with the standard materially impact the reported results of operations.

      Note 7: Income Taxes

      Earnings before income taxes earned within or outside the United States are shown below:

--------------------------------------------------------------------------------
(Millions of dollars)                             2000         1999         1998
--------------------------------------------------------------------------------
United States

  Parent and subsidiaries                         $222         $144         $559

  Affiliates                                         7            2            1

Foreign

  Subsidiaries                                     340          313          120

  Affiliates                                        12            5            1
                                                  ==============================
Earnings before income taxes                      $581         $464         $681
--------------------------------------------------------------------------------

      Earnings before income taxes in 1998 include $19 million related to an extraordinary loss on early extinguishment of debt.

      The provision for income taxes is composed of:

-------------------------------------------------------------------------------
(Millions of dollars)                            2000         1999         1998
-------------------------------------------------------------------------------
Taxes on U.S. earnings

  Federal

    Current                                     $  95        $  96        $ 142

    Deferred                                       (2)           4           40
                                                ===============================
                                                   93          100          182
                                                ===============================
  State and other

    Current                                         6            5            8
                                                ===============================
  Total taxes on U.S. earnings                     99          105          190
-------------------------------------------------------------------------------
Taxes on foreign earnings

    Current                                       141          133           68

    Deferred                                      (13)         (23)         (17)
                                                ===============================
  Total taxes on foreign earnings                 128          110           51
                                                ===============================
Total income taxes                              $ 227        $ 215        $ 241
-------------------------------------------------------------------------------

      Income taxes in 1998 includes a $6 million tax benefit resulting from an extraordinary loss on early extinguishment of debt.

      Cash payments of income taxes were $247 million, $202 million and $237 million in 2000, 1999 and 1998, respectively.

      Deferred income taxes reflect temporary differences between the valuation of assets and liabilities for financial and tax reporting. Details at December 31, 2000 and 1999 were:

--------------------------------------------------------------------------------
(Millions of dollars)                                          2000        1999
--------------------------------------------------------------------------------
Deferred tax assets related to:

  Compensation and benefit programs                           $  262      $  282

  Accruals for waste disposal site remediation                    67          57

  Inventories                                                     21          23

  All other                                                      100          79
                                                             ===================
    Total deferred tax assets                                    450         441
                                                             ===================

Deferred tax liabilities related to:

  Intangible assets                                              854         844

  Tax depreciation in excess of  book depreciation               522         579

  Pension                                                        121         113

  All other                                                       89          49
                                                             ===================

    Total deferred tax liabilities                             1,586       1,585
                                                             ===================

    Net deferred tax liability                                $1,136      $1,144
--------------------------------------------------------------------------------

      Deferred taxes, which are classified into a net current and non-current balance by tax jurisdiction, are presented in the balance sheet as follows:

--------------------------------------------------------------------------------
(Millions of dollars)                                      2000            1999
--------------------------------------------------------------------------------
Prepaid expenses and other assets                         $  149          $   81

Other assets, net                                              3               6

Accrued liabilities                                            1              --

Non-current deferred income taxes                          1,287           1,231
                                                          ======================
  Net deferred tax liability                              $1,136          $1,144
--------------------------------------------------------------------------------

      The effective tax rate on pre-tax income differs from the U.S. statutory tax rate due to the following:


--------------------------------------------------------------------------------
                                                 2000         1999         1998
-------------------------------------------------------------------------------
Statutory tax rate                               35.0%        35.0%        35.0%

U.S. tax credits                                 (2.2)        (2.5)        (1.4)

Charge for IPR&D                                   .8          7.9           --

Amortization of non-deductible
  goodwill                                        3.5          2.5           --

Asset write-downs and dispositions                 --           --           .5

Effect of non-taxable currency items              1.9          1.1           .1

Gain on sale of facilities and investments         --           --          1.5

State taxes, net of federal benefit                .7           .7           .3

Taxes on foreign earnings and tax
  adjustments of foreign subsidiaries             (.8)         1.2          (.6)

Other, net                                         .2           .4          (.1)
                                               ================================
Effective tax rate                               39.1%        46.3%        35.3%
--------------------------------------------------------------------------------

      At December 31, 2000 and 1999, the company provided deferred income taxes for the assumed repatriation of all unremitted foreign earnings. In years prior to 1999, provision for U.S. income taxes, after applying statutory tax credits, was made on the unremitted earnings of foreign subsidiaries and affiliates which were not considered to be reinvested abroad indefinitely. Total unremitted earnings, after applicable foreign income taxes, were approximately $361 million and $416 million at December 31, 2000 and 1999, respectively.

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

      The company's business segment reporting under SFAS No. 131 is consistent with the changes in its financial reporting structure incorporated in the company's reporting since the first quarter of 1998 as revised subsequent to the Morton and LeaRonal acquisitions in 1999. These changes, and concurrent changes to the management organization, were made to better reflect the company's technical strengths and focus on key markets. There are four business segments: Performance Polymers consisting of Adhesives and Sealants, Coatings, Specialty Polymers, Monomers, Plastics Additives and Surface Finishes businesses; Chemical Specialties, consisting of the Agricultural Chemicals, Ion Exchange, Consumer and Industrial Specialties and Performance Chemicals businesses; Electronic Materials, consisting of Shipley Ronal and Microelectronics, which includes Rodel, an affiliate at December 31, 1999 which became a fully consolidated subsidiary during 2000 (see Note 1); and Salt, a business acquired in conjunction with the Morton acquisition. Corporate includes non-operating items such as interest income and expense, corporate governance costs, corporate exploratory research and, in 2000 and 1999 $13 million and $105 million of purchased in process research and development and in 1998 a loss on early extinguishment of debt.

(Millions of dollars)
-----------------------------------------------------------------------------------------
                    Performance   Chemical   Electronic
           2000       Polymers  Specialties  Materials    Salt   Corporate  Consolidated
-----------------------------------------------------------------------------------------
Sales to external
  customers            $3,401     $1,408     $1,195     $  875     $  --      $ 6,879

Operating profit
  after tax (1)           282        116        107         24      (175)         354

Share of affiliate
  earnings                 10         --          9         --        --           19

Depreciation              249         72         31         85        17          454

Segment assets          4,474      1,951      1,919      2,052       871       11,267

Capital additions         180         33         67         38        73          391
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
                    Performance   Chemical   Electronic
           1999       Polymers  Specialties  Materials    Salt   Corporate  Consolidated
-----------------------------------------------------------------------------------------
Sales to external
  customers            $2,939     $1,241     $  755     $  439     $  --      $ 5,374

Operating profit
  after tax (2)           350        115         57         10      (283)         249

Share of affiliate
  earnings                  6          1          2         --        (2)           7

Depreciation              215         61         23         25        44          368

Segment assets          4,413      2,012      1,520      2,708       603       11,256

Capital additions         195         65         22         33         8          323
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
                    Performance   Chemical   Electronic
           1998       Polymers  Specialties  Materials    Salt   Corporate  Consolidated
-----------------------------------------------------------------------------------------
Sales to external
  customers            $2,254     $1,068     $  398     $   --     $  --      $ 3,720

Operating profit
  after tax (3)           372         94         45         --       (71)         440

Share of affiliate
  earnings                  2         --          4         --        (4)           2

Depreciation              178         61         17         --        20          276

Segment assets          1,819        891        511         --       427        3,648

Capital additions         139         49         29         --        12          229
-----------------------------------------------------------------------------------------

(1) In 2000 non-recurring items totaling $27 million after-tax, or $.12 per share, were incurred including a $13 million write-off of purchased IPR&D and certain restructuring charges.

(2) In 1999 the company made significant acquisitions the results of which have been included in the consolidated financial statements since the dates the businesses were acquired. Also in 1999, significant non-recurring items totaling $161 million after-tax, or $.82 per share, were incurred including: a $105 million write-off of purchased in-process research and development, a restructuring charge, a charge related to 1998 joint venture dispositions and restructuring charges in the Electronic Materials segment, Electronic Materials segment asset write-downs and other restructuring charges mostly associated with the 48%-owned Rodel affiliate and gains related to environmental remediation related insurance settlements.

(3) Included in 1998 results are a one-time net gain of $45 million after-tax. This net gain was the net result of the sale of the company's interest in the AtoHaas and RohMax joint ventures, an early extinguishment of debt, the write-off of certain intangible assets in Europe and business realignment costs primarily in Asia.

      The tables below present sales and long-lived asset information by geographic area as of and for the periods ending December 31. Sales are attributed to the United States and to all foreign countries combined based on customer location and not on the geographic location from which goods were shipped.

--------------------------------------------------------------------------------
2000 (Millions of dollars)              United States     Foreign  Consolidated
--------------------------------------------------------------------------------
Sales to external customers                   $2,989      $3,890       $6,879
Long-lived assets                              5,951       2,110        8,061
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1999 (Millions of dollars)              United States     Foreign   Consolidated
--------------------------------------------------------------------------------
Sales to external customers                   $2,494      $2,880       $5,374
Long-lived assets                              5,138       3,122        8,260
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1998 (Millions of dollars)              United States     Foreign   Consolidated
--------------------------------------------------------------------------------
Sales to external customers                   $1,754      $1,966       $3,720
Long-lived assets                                936       1,206        2,142
--------------------------------------------------------------------------------

      Note 9: Pension Plans

      The company has noncontributory pension plans which provide defined benefits to domestic and non-U.S. employees meeting age and length of service requirements. The pension plans for Morton employees are included in the 1999 and 2000 valuations. The following disclosures include amounts for both the U.S. and significant foreign pension plans.

-------------------------------------------------------------------------------
 (Millions of dollars)                            2000        1999        1998
-------------------------------------------------------------------------------
Components of net periodic
  pension income

Service cost                                      $ (58)      $ (52)      $ (39)

Interest cost                                      (103)        (83)        (64)

Expected return on plan assets                      191         148         108

Amortization of net gain existing at
  adoption of SFAS No. 87                             8           9           9

Other amortization, net                              11           7           5
                                                 ==============================
Net periodic pension income                       $  49       $  29       $  19
-------------------------------------------------------------------------------

      Pension income primarily reflects recognition of favorable investment experience as stipulated by SFAS No. 87. The pension benefit payments in all three years included payments related to voluntary early retirement incentives and a severance benefit program.

      The early retirement and severance benefit programs resulted in a pre-tax gain of $7 million, $1 million and $3 million in 2000, 1999 and 1998, respectively, as settlement gains from retirees electing lump-sum distributions exceeded the cost of the special termination benefits. Most of the 2000 gains, shown here net of termination costs, were reported in the Provision for Restructuring (see Note 4.). It is the company's policy to recognize settlement gains at the time of settlement. Special termination benefits are recognized when the termination is probable and the amount of the benefit is calculable.

      Plan activity and status as of and for the years ended December 31 were as follows:

-------------------------------------------------------------------------------
(Millions of dollars)                                       2000          1999
-------------------------------------------------------------------------------
Change in pension obligation
Pension obligation at beginning of year                   $ 1,615       $   999
Service cost, excluding expenses                               51            45
Interest cost                                                 103            83
Plan participants' contributions                                1             1
Divestitures, curtailments and settlements                    (28)          (11)
Special termination benefits                                   57            35
Actuarial gain                                               (109)          (25)
Acquisitions                                                   --           660
Foreign currency exchange rate changes                         (5)           (1)
Benefits paid                                                (121)         (171)
                                                         ======================
Pension obligation at end of year                         $ 1,564       $ 1,615
-------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year            $ 2,361       $ 1,462
Actual return on plan assets                                   10           279
Contributions                                                   4             3
Transfer to fund retiree medical expenses                     (26)           --
Trust expenses                                                 (4)           (6)
Divestitures                                                  (29)           (5)
Acquisitions                                                   --           799
Foreign currency exchange rate changes                         (6)           --
Benefits paid                                                (121)         (171)
                                                         ======================
Fair value of plan assets at end of year                  $ 2,189       $ 2,361
-------------------------------------------------------------------------------
Funded status                                             $   625       $   746
Unrecognized actuarial gain                                  (322)         (434)
Unrecognized prior service cost                                13            15
                                                         ======================
Net amount recognized                                     $   316       $   327
-------------------------------------------------------------------------------
Amounts recognized in the statement of financial position consist of:
    Prepaid pension cost                                  $   305       $   317
    Unrecognized transition asset                              11            10
                                                         ======================
Net amount recognized                                     $   316       $   327
-------------------------------------------------------------------------------

      Net assets of the pension trusts, which primarily consist of common stocks and debt securities, were measured at market value. Assumptions used are as follows:

--------------------------------------------------------------------------------
                                               2000                 1999
--------------------------------------------------------------------------------
                                           U.S.    Non-U.S.     U.S.    Non-U.S.
                                          Plans     Plans      Plans     Plans
--------------------------------------------------------------------------------
Weighted-average assumptions
    as of December 31
Discount rate                              7.5%       6.4%       6.8%       6.3%
Expected return on plan assets             8.9        7.9        8.6        7.8
Rate  of  compensation increase            4.0        4.5        4.0        4.2
--------------------------------------------------------------------------------

      The company transferred excess pension plan assets of $26 million in 2000 to fund retiree medical expenses as allowed by U.S. tax regulations.

      The company has a noncontributory, unfunded pension plan which provides supplemental defined benefits to U.S. employees whose benefits under the qualified pension plan are limited by the

      Employee Retirement Security Act of 1974 and the Internal Revenue Code. These employees must meet age and length of service requirements. Pension cost determined in accordance with plan provisions was $15 million in 2000, $14 million in 1999 and $11 million in 1998. Pension benefit payments for this plan were $7 million in 2000, $9 million in 1999 and $4 million in 1998.

      The company has a nonqualified trust, referred to as a "rabbi" trust, to fund benefit payments under this pension plan. Rabbi trust assets are subject to creditor claims under certain conditions and are not the property of employees. Therefore, they are accounted for as corporate assets and are classified as other non-current assets. Assets held in trust at December 31, 2000 and 1999 totaled $64 million and $68 million, respectively.

      The status of this plan at year end was as follows:

     ---------------------------------------------------------
     (Millions of dollars)                      2000      1999
     ---------------------------------------------------------
     Change in pension obligation
     Pension obligation at beginning of year   $ 124    $  91
     Service cost                                  2        2
     Interest cost                                 9        7
     Special termination benefits costs           --       (3)
     Actuarial loss                                7        5
     Acquisitions                                 --       33
     Benefits paid                               (10)     (11)
                                               ===============
     Pension obligation at end of year         $ 132    $ 124
     ---------------------------------------------------------

      Pension benefit obligations for this plan were determined from actuarial valuations using an assumed discount rate of 7.5% and 6.75% at December 31, 2000 and 1999, respectively, and an assumed long-term rate of compensation increase of 5% and 4% in 2000 and 1999, respectively.

      In 1997, the company instituted a non-qualified savings plan for eligible employees in the United States. The purpose of the plan is to provide additional retirement savings benefits beyond the otherwise determined savings benefits provided by the Rohm and Haas Company Employee Stock Ownership and Savings Plan (the "Savings Plan"). Each participant's contributions will be notionally invested in the same investment funds as the participant has elected for investment in his or her Savings Plan account. For most participants, the company will contribute a notional amount equal to 60% of the first 6% of the amount contributed by the participant. The company's matching contributions will be allocated to deferred stock units. At the time of distribution, each deferred stock unit will be distributed as one share of Rohm and Haas company common stock. Contributions to this plan were $2 million and $5 million in 2000 and 1999, respectively.

      Note 10: Employee Benefits
     ---------------------------------------------------------
      (Millions of dollars)                 2000   1999
     ---------------------------------------------------------
     Postretirement health care and
       life insurance benefits              $447   $465
     Postemployment benefits                  28     29
     Unfunded supplemental pension plan
       (see Note 9)                           84     80
     Unfunded foreign pension liabilities     24     27
     Other                                    36      9
                                            ============
     Total                                  $619   $610
     ---------------------------------------------------------

      The company provides health care and life insurance benefits under numerous plans for substantially all of its domestic retired employees, for which the company is self-insured. In general, employees who have at least 15 years of service and are 60 years of age are eligible for continuing health and life insurance coverage. Retirees contribute toward the cost of such coverage.

      The status of the plans at year end was as follows:

     -----------------------------------------------------------------
     (Millions of dollars)                              2000      1999
     -----------------------------------------------------------------
     Change in benefit obligation
     Benefit obligation at beginning of year           $ 429    $ 269
     Service cost                                          7        7
     Interest cost                                        27       23
     Divestitures, curtailments and settlements           (6)      --
     Amendments                                           (1)       1
     Special termination benefits                          1        1
     Actuarial (gain) loss                               (25)       7
     Restructuring charge                                 --        3
     Acquisitions                                         --      148
     Benefits paid                                       (38)     (30)
                                                       ===============
     Benefit obligation at end of year                 $ 394    $ 429
     Unrecognized prior service cost                       8        9
     Unrecognized actuarial loss                          66       45
                                                       ===============

     Total accrued postretirement benefit obligation   $ 468    $ 483
     -----------------------------------------------------------------

      The accrued postretirement benefit obligation is recorded in "accrued liabilities" (current) and "employee benefits" (non-current).

      Net periodic postretirement benefit cost includes the following components:

     -----------------------------------------------------------
     (Millions of dollars)                 2000    1999     1998
     -----------------------------------------------------------
     Components of net periodic
       postretirement cost
     Service cost                          $  7    $  7    $  5
     Interest cost                           27      23      17
     Net amortization                        (3)     (3)     (4)
                                           =====================

     Net periodic postretirement cost      $ 31    $ 27    $ 18
     -----------------------------------------------------------

      The calculation of the accumulated postretirement benefit obligation assumes 5% annual rates of increase in the health care cost trend rate for 2000 and 1999. The company's plan limits its cost for health care coverage to an increase of 10% or less each year, subject ultimately to a maximum cost equal to double the 1992 cost level. Increases in retiree health care costs in excess of these limits will be assumed by retirees.

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have approximately the following effects:

     ------------------------------------------------------------------
                                        1-Percentage      1-Percentage
                                       Point Increase    Point Decrease
     (Millions of dollars)               2000  1999       2000    1999
     ------------------------------------------------------------------
     Effect on total of service and
       interest cost components           $ 1   $ 1       $ (1)   $ (1)

     Effect on postretirement
       benefit obligation                  12    16        (13)    (17)
     ------------------------------------------------------------------

      The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 7.5% at December 31, 2000 and 6.75% at December 31, 1999.

      Note 11: Accounts Receivable, Net

     ------------------------------------------------------------
     (Millions of dollars)                          2000     1999
     ------------------------------------------------------------
     Customers                                    $1,359   $1,285
     Unconsolidated subsidiaries and affiliates       38       28
     Employees                                        10        7
     Other                                           115       87
                                                  ===============
                                                   1,522    1,407
     Less: allowance for losses                       43       37
                                                  ===============
     Total                                        $1,479   $1,370
     ------------------------------------------------------------



      Note 12:  Inventories

     ---------------------------------------------------
     (Millions of dollars)                  2000    1999
     ---------------------------------------------------
     Finished products and work in process   $771   $707
     Raw materials                            155    154
     Supplies                                  41     38
                                             ===========
     Total                                   $967   $899
     ---------------------------------------------------

      Inventories amounting to $600 million and $483 million were valued using the LIFO method at December 31, 2000 and 1999, respectively. The excess of current cost over the stated amount for inventories valued under the LIFO method approximated $58 million and $86 million at December 31, 2000 and 1999, respectively. Liquidation of prior years' LIFO inventory layers in 2000, 1999 and 1998 did not materially affect cost of goods sold in any of these years.

      In 1999 approximately $15 million was charged to cost of sales as a result of an increase to fair market value of FIFO inventories associated with 1999 acquisitions. Such charges related to 2000 acquisitions were not material.

      Note 13:  Prepaid Expenses and Other Assets

     -----------------------------------
     (Millions of dollars)   2000   1999
     -----------------------------------
     Prepaid expenses        $ 83   $ 57
     Deferred tax benefits    149     81
     Other current assets      11     33
                             ===========
     Total                   $243   $171
     -----------------------------------

      Note 14: Land, Buildings and Equipment, Net

     ------------------------------------------------
     (Millions of dollars)              2000     1999
     ------------------------------------------------
     Land                             $  140   $  200
     Buildings and improvements        1,420    1,357
     Machinery and equipment           4,703    4,354
     Capitalized interest                255      240
     Construction                        226      198
                                      ===============
                                       6,744    6,349
     Less: accumulated depreciation    3,405    2,853
                                      ===============
     Total                            $3,339   $3,496
     ------------------------------------------------

      The principal lives (in years) used in determining depreciation rates of various assets are: buildings and improvements (10-50); machinery and equipment (5-20); automobiles, trucks and tank cars (3-10); furniture and fixtures, laboratory equipment and other assets (5-10).

      Gross book values of assets depreciated by accelerated methods totaled $854 million and $999 million at December 31, 2000 and 1999, respectively. Assets depreciated by the straight-line method totaled $5,524 million and $4,952 million at December 31, 2000 and 1999, respectively.

      In 2000, 1999 and 1998 respectively, interest costs of $14 million, $12 million and $9 million were capitalized and added to the gross book value of land, buildings and equipment. Amortization of such capitalized costs included in depreciation expense was $15 million in 2000, 1999 and 1998.

      Note 15: Goodwill and Other Intangible Assets, Net

    -----------------------------------------------------------------
     (Millions of dollars)         Life (years)    2000          1999
    -----------------------------------------------------------------
     Goodwill                           40       $2,343       $2,129
     Customer lists                     40        1,152        1,163
     Tradename                          40          649          739
     Developed technology            13 to 18       451          381
     Workforce                       11 to 16.5     148          150
     Patents, license agreements
       and other                                    127           65
                                                 ===================
                                                  4,870        4,627
     Less: accumulated amortization                 274          145
                                                 ===================
     Total                                       $4,596       $4,482
    -----------------------------------------------------------------

      Amortization expense for goodwill and other intangibles was $159 million, $83 million and $5 million for 2000, 1999 and 1998, respectively. All intangibles are amortized on a straight-line basis.

      Note 16: Other Assets

     ------------------------------------------------
     (Millions of dollars)                2000   1999
     ------------------------------------------------
     Prepaid pension cost (see Note 9)    $305   $317
     Rabbi trust assets (see Note 9)        64     68
     Assets held for disposal               --     54
     Deferred tax benefits (see Note 7)      3      6
     Other noncurrent assets                53     54
                                          ===========
     Total                                $425   $499
     ------------------------------------------------


      Note 17:  Notes Payable

     -----------------------------------------------
     (Millions of dollars)               2000   1999
     -----------------------------------------------
     Short-term borrowings               $545   $827
     Current portion of long-term debt      4    104
                                         ===========
     Total                               $549   $931
     -----------------------------------------------

      Short-term borrowings include commercial paper and bank debt owed by foreign subsidiaries. The weighted-average interest rate of short-term borrowings was 6.2% and 6.3% at December 31, 2000 and 1999, respectively.

      At December 31, 2000, the company has revolving credit agreements totaling $1.25 billion, of which $750 million expire in 2001 and $500 million in 2004. These agreements, which carry various interest rates and fees, are available to support commercial paper borrowings. Of the total commercial paper outstanding, $350 million is classified as long-term since it is supported by the company's revolving credit agreements expiring in 2004. Several credit agreements permit foreign subsidiaries to borrow local currencies. At December 31, 2000 and 1999, $137 million and $222 million, respectively, was outstanding under these agreements.

      Note 18:  Long-Term Debt

     ----------------------------------------------------------------
     (Millions of dollars)                              2000     1999
     ----------------------------------------------------------------
     7.85% debentures due 2029 $                       1,000   $1,000
     6.95% notes due 2004                                500      500
     7.40% notes due 2009                                500      500
     6.0% notes due 2007 (denominated in Euros)          376       --
     Long term commercial paper borrowings               350      500
     9.25% debentures due 2020                           170      244
     9.80% notes due 2020                                132      135
     6.63% obligation due through 2012
      (callable 2000 at 104.4%)                           45       46
     9.50% notes due 2021 (callable 2002 at 104.8%)       38       38
     1.55% note due 2003 (denominated in yen)             33       40
     Other                                                81      119
                                                      ===============
     Total                                            $3,225   $3,122
     ----------------------------------------------------------------

      On March 7, 2000, the company issued 400 million Euros (or $376 million) of 6.0% notes due 2007 with interest payable annually on March 9, beginning March 9, 2001.

      In 1999, the company issued $2 billion of long-term debt, refinancing a portion of the commercial paper borrowings used as initial financing for the Morton and LeaRonal transactions. These debt securities include $500 million of five-year 6.95% notes, $500 million of ten-year 7.40% notes and $1 billion of thirty-year 7.85% debentures. Each series of securities will mature on July 15 of its respective year of maturity with interest payable semiannually on January 15 and July 15 of each year, beginning January 15, 2000. The securities are senior unsecured obligations of the company and will rank equally with all other senior unsecured indebtedness. The securities contain restrictions similar to the company's other long-term debt. There are no restrictions on the payment of dividends.

      The various loan agreements contain certain restrictions with respect to tangible net worth and maintenance of working capital. There are no restrictions on the payment of dividends.

      In 2000, the company retired $74 million of 9.25% debentures and $22 million of 9.375% debentures in 1999, respectively.

      Total cash used for the payment of interest expense, net of amounts capitalized, was $239 million, $72 million and $36 million in 2000, 1999 and 1998, respectively.

      Long-term debt maturing in the next five years is:

      --------------------------------------------
      (Millions of dollars)
      --------------------------------------------
      2001        $ 4             2004        $518
      2002         19             2005          11
      2003         45
      --------------------------------------------

      Note 19:  Accrued Liabilities

     ----------------------------------------------------------------
     (Millions of dollars)                                2000   1999
     ----------------------------------------------------------------
     Salaries and wages                                   $173   $203
     Interest                                              106    105
     Reserve for restructuring (see Note 4)                 33     73
     Taxes, other than income taxes                         60     81
     Accrued acquisition costs                              12     31
     Employee benefits                                      50     44
     Reserve for environmental remediation
        (see Note 24)                                       40     39
     Sale incentive programs and other selling accruals     94     68
     Insurance and legal                                    37     56
     Other                                                 141    152
                                                          ===========
     Total                                                $746   $852
     ----------------------------------------------------------------


      Note 20:  Other Liabilities

     --------------------------------------------------------------
     (Millions of dollars)                              2000   1999
     --------------------------------------------------------------
     Reserves for environmental remediation (Note 24)   $145   $162
     Deferred revenue on supply contracts                 42     49
     Other                                                79     78
                                                        ===========
     Total                                              $266   $289
     --------------------------------------------------------------

      Note 21: Stockholders' Equity

      Dividends paid on ESOP shares, used as a source of funds for meeting the ESOP financing obligation, were $13.2 million in 2000 and $12.9 million in 1999. These dividends were recorded net of the related U.S. tax benefits. The number of ESOP shares not allocated to plan members at December 31, 2000 and 1999 were 12.3 million and 12.9 million, respectively.

      The company recorded compensation expense of $6 million in 2000, 1999 and 1998 for ESOP shares allocated to plan members. The company expects to record annual compensation expense at approximately this level over the next 20 years as the remaining $119 million of ESOP shares are allocated. The allocation of shares from the ESOP is expected to fund a substantial portion of the company's future obligation to match employees savings plan contributions as the market price of Rohm and Haas stock appreciates.

      The company repurchased an insignificant number of shares in 2000 and 1999. During 1998 the company repurchased 17.5 million shares of its common stock at a total cost of $567 million. Most of the shares obtained in 1998 were through an accelerated stock repurchase program with a third party. Under the terms of this purchase, the final cost to the company of $440 million reflected the average share price paid by the third party in the market over an extended trading period.

      In 1999, the company redeemed its $2.75 million cumulative convertible preferred stock under the terms of the issue.

      The reconciliation from basic to diluted earnings per share is as follows:

           ---------------------------------------------------------------------
           (In millions, except                Earnings     Shares     Per-Share
           per share amounts)                (Numerator) (Denominator)  Amount
           ---------------------------------------------------------------------
           2000
           Net earnings available to
             common shareholders               $    354     219,535    $   1.61
           Dilutive effect of options                --         996
           Diluted earnings per share          $    354     220,531    $   1.61


           1999
           Net earnings available to
             common shareholders               $    247     192,586    $   1.28

           Effect of convertible
             preferred stock                          2          --
           Effect of accelerated stock
             repurchase program                      --       1,316


           Dilutive effect of options               --        1,819
           Diluted earnings per share          $   249      195,721    $   1.27


           1998
           Net earnings available to
             common shareholders               $    434     175,591    $   2.47
           Effect of convertible
             preferred stock                          6       3,417
           Dilutive effect of options                --         693
           Diluted  earnings  per  share       $    440     179,701    $   2.45


      Shareholders' Rights Plan:

      In 2000 the company adopted a shareholders' rights plan underwhich the Board of Directors declared a dividend of one preferred stock purchase right ("right") for each outstanding share of the company's common stock held of record as of the close of business on November 3, 2000. The rights initially are deemed to be attached to the common shares and detach and become exercisable only if (with certain exceptions and limitations) a person or group has obtained or attempts to obtain beneficial ownership of 15% or more of outstanding shares of the company's common stock or is otherwise determined to be an "acquiring person" by the Board of Directors. Each right, if and when it becomes exercisable, initially will entitle holders of the rights to purchase one one-thousandth (subject to adjustment) of a share of Series A Junior Participating Preferred Stock for $150 per one one-thousandth of a Preferred Share, subject to adjustment. Each holder of a right (other than the acquiring person) is entitled to receive a number of share of the company's common stock with a market value equal to two times the exercise price, or $300.00. The rights expire, unless earlier exercised or redeemed, on December 31, 2010.

      Note 22: Stock Compensation Plans

      As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company continues to apply the provisions of APB Opinion No. 25. Accordingly, no compensation expense has been recognized for the fixed stock option plans. For restricted stock awards, compensation expense equal to the fair value of the stock on the date of the grant is recognized over the five-year vesting period. Total compensation expense for restricted stock was $2 million, $1 million and $3 million in 2000, 1999 and 1998, respectively. Had compensation expense for the company's fixed stock option plans been determined in accordance with SFAS No. 123, the company's net earnings would have been reduced to $345 million in 2000, $146 million in 1999, and $437 million in 1998. Basic earnings per common share would have been reduced to $1.57, $.75, and $2.45 in 2000, 1999 and 1998, respectively. Diluted earnings per common share would have been reduced to $1.57, $.75, and $2.43 in 2000, 1999 and 1998, respectively.

      1999 Stock Plan

      Under this plan, the company may grant as options or restricted stock up to 8 million shares of common stock with no more than 1 million of these shares granted to any employee as options over a five-year period. Awards under this plan may be granted only to employees of the company. Options granted under this plan in 2000 and 1999 were granted at the fair market value on the date of grant and generally vest over three years expiring within 10 years of the grant date. Shares of restricted stock issued in 2000 totaled 219,134 at a weighted average grant-date fair value of $30.29 per share. The Board of Directors, subject to shareholder approval in May 2001, have amended this plan to increase by 11 million the number of shares which may be granted and has allowed for the issuance of shares to Directors. No more than 50% of shares in this plan can be issued as restricted stock.

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

      Restricted Stock Plan of 1992

      Under this plan, executives were paid some or all of their bonuses in shares of restricted stock instead of cash. Most shares vest after five years. The plan covers an aggregate 450,000 shares of common stock. In 1999 and 1998, 73,105 and 74,106 shares of restricted stock were granted at weighted-average grant-date fair values of $31 and $34 per share, respectively.

      Fixed Stock Option Plans

      The company has granted stock options to key employees under its Stock Option Plans of 1984 and 1992. Options granted pursuant to the plans are priced at the fair market value of the common stock on the date of the grant. Options vest after one year and most expire 10 years from the date of grant. No further grants can be made under either plan.

      The status of the company's stock options as of December 31 is presented below:

     ----------------------------------------------------------------------------------
                                2000                 1999               1998
     ----------------------------------------------------------------------------------
                                    Weighted-            Weighted-           Weighted-
                                     Average             Average              Average
                          Shares     Exercise  Shares    Exercise  Shares    Exercise
                          (000s)       Price   (000s)     Price    (000s)     Price
     ----------------------------------------------------------------------------------
     Outstanding
       at beginning
       of year            5,419    $   25.26   2,417    $   23.58   2,394    $   20.63
     Granted              1,061        40.64   6,545        22.26     471        31.51
     Canceled               (51)       34.65    (709)       18.26     (10)       31.49
     Exercised             (733)       20.39  (2,834)       18.65    (438)       15.80
                           ====        =====  ======                 ====
     Outstanding
       at end of year     5,696        28.56   5,419        25.26   2,417        23.58
                          =====                =====                =====
     Options
       exercisable
       at year end        4,655        25.86   4,993        25.14   1,956        21.71
     Weighted-average
       fair value of
       options granted
       during the year         $12.62              $24.38               $8.40
     ----------------------------------------------------------------------------------

      Options activity in 1999 increased compared to 1998 as a result of acquisitions.

      The Black-Scholes option pricing model was used to estimate the fair value for each grant made under the Rohm and Haas plan during the year. The following are the weighted-average assumptions used for all shares granted in the years indicated:

     --------------------------------------------
                                   2000     1999
     --------------------------------------------

     Dividend yield                1.89%    2.29%

     Volatility                   28.85    31.46

     Risk-free interest rate       6.59     4.99

     Time to exercise           6 years  6 years
     --------------------------------------------

      The following table summarizes information about stock options outstanding and exercisable at December 31, 2000:

--------------------------------------------------------------------------------
                              Options Outstanding            Options Exercisable
                  --------------------------------------------------------------
        Range                   Weighted-      Weighted-               Weighted-
         of          Number      Average        Average      Number      Average
      Exercise    Outstanding   Remaining       Exercise    Exercisable Exercise
       Prices       (000s)        Life            Price       (000s)     Price
--------------------------------------------------------------------------------
      $11 to $16       245        8.1 years       $13.77          245     $13.77
       18 to  25     1,870        6.9              21.61        1,870      21.61
       27 to  45     3,581        8.1              33.19        2,540      30.15
                     =====                                      =====
                     5,696                                      4,655
                     =====                                      =====
--------------------------------------------------------------------------------

      Note 23: Leases

      The company leases certain properties and equipment used in its operations, primarily under operating leases. Most lease agreements require minimum lease payments plus a contingent rental based on equipment usage and escalation factors. Total net rental expense incurred under operating leases amounted to $80 million in 2000, $79 million in 1999 and $57 million in 1998.

      Total future minimum lease payments under the terms of non-cancellable operating leases are as follows:

     ------------------------------------------
     (Millions of dollars)
     ------------------------------------------
     2001       $52             2005       $ 22
     2002        43       Thereafter        236
     2003        31
     2004        26
     ------------------------------------------

      Note 24: Contingent Liabilities, Guarantees and Commitments

      There is a risk of environmental damage in chemical manufacturing operations. The company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage. Following the 1999 acquisitions of Morton and LeaRonal, the company began a process at acquired facilities to ensure company-wide uniformity in such policies and practices. As of early 2001, these efforts have largely been completed.

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

      The company is a party in various government enforcement and private actions associated with former waste disposal sites, many of which are on the U.S. Environmental Protection Agency's (EPA) Superfund list and has been named a potentially responsible party at approximately 140 inactive waste sites where remediation costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In some of these cases the company may also be held responsible for alleged personal injury or property damage. The company has provided for future costs at certain of these sites.

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

      In Wood-Ridge, New Jersey, Morton and Velsicol Chemical Corporation ("Velsicol") have been held jointly and severally liable for the cost of remediation necessary to correct mercury-related environmental problems associated with a mercury processing plant on the site prior to its acquisition by Morton. At the date of acquisition Morton had disclosed and accrued for certain ongoing studies, which are now expected to be completed during 2002, with regulatory decisions expected in by the end of 2002. In its allocation of the purchase price of Morton, the company accrued for additional study costs at December 31, 1999 and additional remediation costs in 2000 based on the progress of the technical studies. A separate study of the contamination in Berry's Creek, which runs near the plant site, and of the surrounding wetlands area is expected, but on a timetable yet to be determined. Therefore, the estimated costs of remediation that may result from this separate study have not been considered in the allocation of the Morton purchase price. The company's ultimate exposure will also depend upon the continued ability of Velsicol and its indemnitor, Fruit of the Loom, Inc., which has filed for protection under the bankruptcy laws, to contribute to the cost of remediation and on the results of attempts to obtain contributions from others believed to share responsibility. A cost recovery action against these responsible parties is pending in federal court. Settlements have been reached with some defendants for claims considered de minimis associated with the Wood-Ridge plant site. Where appropriate, the analysis to determine the company's liability, if any, with respect to remedial costs at the above sites reflects an assessment of the likelihood and extent of participation of other potentially responsible parties.

      During 1996, the EPA notified Morton of possible irregularities in water discharge monitoring reports filed by the Moss Point, Mississippi plant in early 1995. Morton investigated and identified other environmental issues at the plant. Though at the date of acquisition Morton had accrued for some remediation and legal costs, the company revised these accruals as part of the allocation of the purchase price of Morton based on its discussions with the authorities and on the information available 58as of June 30, 2000. In 2000, the company reached agreement with the EPA, the Department of Justice and the State of Mississippi, resolving these historical environmental issues. The agreement received court approval in early 2001. The final settlement includes payment of $20 million in civil penalties, which were paid in the first quarter of 2001, $2 million in criminal penalties, which were paid in the fourth quarter of 2000 and $16 million in various Supplemental Environmental Projects. The accruals established for this matter were sufficient to cover these and other related costs of the settlement.

      The amount charged to earnings before tax for environmental remediation were not material in 2000, $4 million in 1999 and $10 million in 1998. The reserves for remediation were $185 million and $201 million at December 31, 2000 and 1999, respectively, and are recorded as "other liabilities" (current and long-term). These reserves include amounts resulting from the allocation of the purchase price of Morton. The company is pursuing lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in results of operations for the quarter in which the litigation is resolved through settlement or other appropriate legal processes. Resolutions typically resolve coverage for both past and future environmental spending. The company settled with several of its insurance carriers in 1999 for a total of $28 million, which resulted in after-tax income of approximately $17 million. These settlements were recognized as income in 1999. Settlements occurring in 2000 were immaterial. There were no insurance recoveries receivable at December 31, 2000 and 1999.

      In addition to accrued environmental liabilities, the company had reasonably possible loss contingencies related to environmental matters of approximately $73 million and $110 million at December 31, 2000 and 1999, respectively. Further, the company has identified other sites, including its larger manufacturing facilities, where additional future environmental remediation may be required, but these loss contingencies cannot reasonably be estimated at this time. These matters involve significant unresolved issues, including the number of parties found liable at each site and their ability to pay, the outcome of negotiations with regulatory authorities, the alternative methods of remediation and the range of costs associated with those alternatives. The company believes that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position or consolidated cash flows of the company, but could have a material adverse effect on consolidated results of operations or cash flows in any given period.

      Capital spending for new environmental protection equipment was $27 million in 2000, versus $30 million in 1999. Spending for 2001 and 2002 is expected to be approximately $34 million and $23 million, respectively. Capital expenditures in this category include projects whose primary purposes are pollution control and safety, as well as environmental aspects of projects in other categories that are intended primarily to improve operations or increase plant efficiency. The company expects future capital spending for environmental protection equipment to be consistent with prior-year spending patterns. Capital spending does not include the cost of environmental remediation of waste disposal sites.

      Cash expenditures for waste disposal site remediation were $33 million in 2000, $27 million in 1999 and $26 million in 1998. The expenditures for remediation are charged against accrued remediation reserves. The cost of operating and maintaining environmental facilities was $114 million, $107 million and $94 million in 2000, 1999 and 1998, respectively, and was charged against current-year earnings.

      There are pending lawsuits filed against Morton related to employee exposure to asbestos at a manufacturing facility in Weeks Island, Louisiana with additional lawsuits expected. The company expects that most of these cases will be dismissed because they are barred under worker's compensation laws; but the company may be liable for cases involving asbestos-caused malignancies as these cases may not be barred under Louisiana law. Subsequent to the acquisition, the company commissioned medical studies to estimate possible future claims. Accruals were recorded at June 30, 2000, as part of the purchase price of Morton based on the results of these studies.

      The company had been the subject of an investigation by U.S. Customs into the labeling of some products imported into the U.S. from some of the company's non-U.S. locations. The company paid a settlement of $3 million in 1999. This non-tax deductible settlement was charged to "other income (expense), net" in 1999. In 1998, subsequent to the sale of the AtoHaas joint venture, the buyer asserted a claim against the company related to the value of certain joint venture assets. In 1999 the company settled this matter for approximately $22 million ($14 million, after-tax).

      In addition, the company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the ultimate outcomes, it is the company's opinion that the resolution of all pending lawsuits, investigations and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company. Accruals for a number of such cases associated with Morton were recorded at June 30, 2000, as part of the purchase price of Morton.

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

      At December 31, 2000, construction commitments totaled approximately $139 million.

Note 25: Quarterly Results of Operations (Unaudited)

-------------------------------------------------------------------------------------------------------
2000 Quarterly Results
-------------------------------------------------------------------------------------------------------
                                         1st           2nd           3rd           4th           Year
(Millions of dollars)                  Quarter       Quarter       Quarter       Quarter         2000
-------------------------------------------------------------------------------------------------------
Net sales                            $   1,765     $   1,771     $   1,693     $   1,650     $   6,879
Gross profit                               603           573           558           512         2,246
Net earnings                               123            77            84            70           354
------------------------------------------------------------------------------------------------------
Net earnings per common
  share, in dollars
    --Basic                          $     .56     $     .35     $     .38     $     .32     $    1.61
    --Diluted                              .56           .35           .38           .32          1.61
Cash dividends per common share,
  in dollars                         $     .19     $     .19     $     .20     $     .20     $     .78
------------------------------------------------------------------------------------------------------
1999 Quarterly Results
------------------------------------------------------------------------------------------------------
                                          1st          2nd           3rd          4th           Year
(Millions of dollars)                   Quarter      Quarter       Quarter      Quarter         1999
------------------------------------------------------------------------------------------------------
Net sales                             $   940      $   1,144      $  1,591     $   1,699     $   5,374
Gross profit                              382            449           550           584         1,965
Net earnings (loss)                       110             (9)           58            90           249
Net earnings (loss) per
  common share, in dollars
    --Basic                           $   .65      $    (.06)     $    .27     $     .41     $    1.28
    --Diluted                             .64           (.06)          .26           .41          1.27
Cash dividends per common share,
  in dollars                          $   .18      $     .18      $    .19     $     .19     $     .74
------------------------------------------------------------------------------------------------------


Reconciliation of Earnings as Reported to Earnings Excluding
Non-recurring Items, Net of Tax
------------------------------------------------------------------------------------------------------------------------------------
                                    1st Quarter         2nd Quarter        3rd Quarter          4th Quarter            Full Year
------------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars)             2000      1999      2000      1999      2000     1999       2000      1999         2000      1999
------------------------------------------------------------------------------------------------------------------------------------
Earnings as reported             $ 123     $ 110      $ 77     $  (9)     $ 84     $ 58       $ 70     $  90        $ 354     $ 249
IPR&D and other acquisition
  -related charges                  --        --        14       105        --        7         --         3           14       115
Joint venture dispositions          --        --        --        14        --       --         --        --           --        14
Remediation-related
  insurance settlements             --       (13)       --        --        --       --         --        (4)          --       (17)
Provision for restructuring          8        --        --        --        --       19         --         4            8        23
Asset write-downs, integration
  and other costs                    3         7         2         6        --        5         --         8            5        26
------------------------------------------------------------------------------------------------------------------------------------
Earnings, excluding
  non-recurring items            $ 134     $ 104      $ 93     $ 116      $ 84     $ 89       $ 70     $ 101        $ 381     $ 410
------------------------------------------------------------------------------------------------------------------------------------

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

      The company's financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report below. Their audit was conducted in accordance with generally accepted auditing standards and included a review of internal accounting controls to the extent considered necessary to determine the audit procedures required to support their opinion.

      The audit committee of the board of directors, composed entirely of non-employee directors, recommends to the board of directors the selection of the company's independent accountants, approves their fees and considers the scope of their audits, audit results, the adequacy of the company's internal accounting control systems and compliance with the company's code of business conduct.


      /s/ Raj L. Gupta

      Raj L. Gupta
      Chairman of the Board and Chief Executive Officer



      /s/ Bradley J. Bell

      Bradley J. Bell
      Senior Vice President and Chief Financial Officer

Report of Independent Accountants

                                                      PricewaterhouseCoopers LLP
                                                             Two Commerce Square
                                                              2001 Market Street
                                                                      Suite 1700
                                                          Philadelphia, PA 19103
                                                        Telephone (267) 330-3000

      To the Board of Directors and
      Stockholders of Rohm and Haas Company

      In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated earnings, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Rohm and Haas Company and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



      /s/ PricewaterhouseCoopers LLP

      March 8, 2001

Rohm and Haas Company and Subsidiaries

Eleven-Year Summary of Selected Financial Data  (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars, except per-share amounts)                                          2000       1999       1998         1997
-----------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                            $  6,879   $  5,374   $  3,720     $  3,999
Gross profit                                                                            2,246      1,965      1,464        1,455
Earnings before interest and taxes                                                        822        623        734          650
Earnings before income taxes                                                              581        464        700          611
Earnings before extraordinary items and cumulative
    effect of accounting changes                                                     $    354   $    249   $    453     $    410
Net earnings (loss)                                                                  $    354   $    249   $    440     $    410
EBITDA(1)                                                                            $  1,471   $  1,179   $  1,015
As a percent of sales
     Gross profit                                                                        32.7%      36.6%      39.4%        36.4%
     Selling and administrative expense                                                  15.2       16.5       17.1         16.0
     Research and development expense                                                     3.8        4.2        5.6          5.0
     Earnings before extraordinary items and cumulative effects                           5.2        4.6       12.2         10.3
Return on capital employed(2)                                                             9.2%      11.4%      20.8%        18.4%
Return on common stockholders' equity(3)                                                 10.0%      13.4%      25.3%        22.7%
Ten-year compound growth rate
     Sales                                                                                9.3%       7.2%       3.9%         6.1%
     Basic earnings per common share before extraordinary items
        and cumulative effect of accounting changes                                       4.5        3.8        8.3          8.6
     Cash dividends per common share                                                      6.5        6.7        7.5          8.2
Wages and salaries                                                                   $  1,196   $    919   $    643     $    630
Cash Flow Data
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                $    771   $    816   $    682     $    791
Additions to fixed assets                                                                 391        323        229          254
Depreciation                                                                              454        368        276          279
Cash dividends                                                                            167        141        125          121
Free cash flow(4)                                                                         213        352        328          416
Share repurchases                                                                           1         65        567          216
Investments in joint ventures, affiliates and subsidiaries                                390      3,394         21           80
Per Common Share Data and Other Share Information(5)
-----------------------------------------------------------------------------------------------------------------------------------
Net  earnings before extraordinary items and cumulative effect of accounting changes:
       Basic                                                                         $   1.61   $   1.28   $   2.55     $   2.17
       Diluted                                                                           1.61       1.27       2.52         2.13
Cash dividends per common share                                                      $    .78   $    .74   $    .70     $    .63
Common stock price
     High                                                                            $49.4375    49.2500   $38.8750     $33.7500
     Low                                                                              24.3750    28.1250    26.0000      23.5625
     Year-end close                                                                   36.3125    40.6875    30.1250      31.9375
Number of shares repurchased, in thousands                                                 --         70     17,459        7,653
Average number of shares outstanding - basic, in thousands                            219,535    192,586    175,591      185,808
At Year End
-----------------------------------------------------------------------------------------------------------------------------------
Gross fixed assets                                                                      6,744      6,349      4,471        4,492
Total assets                                                                           11,267     11,256      3,648        3,900
Total debt                                                                              3,774      4,053        581          606
Stockholders' equity                                                                    3,653      3,475      1,561        1,797
Debt ratio(6)                                                                              49%        52%        25%          22%
Number of registered common stockholders                                                9,226      9,462      4,451        4,352
Number of employees                                                                    18,474     21,512     11,265       11,592
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars, except per-share amounts)                                     1996         1995           1994         1993
-----------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                       $  3,982    $   3,884       $  3,534    $   3,269
Gross profit                                                                       1,395        1,333          1,267        1,095
Earnings before interest and taxes                                                   569          480            453          235
Earnings before income taxes                                                         530          441            407          194
Earnings before extraordinary items and cumulative
    effect of accounting changes                                                $    363    $     292       $    264    $     126
Net earnings (loss)                                                             $    363    $     292       $    264    $     107
EBITDA(1)
As a percent of sales
     Gross profit                                                                   35.0%        34.3%          35.9%        33.5%
     Selling and administrative expense                                             15.8         15.9           16.7         18.0
     Research and development expense                                                4.7          5.0            5.7          6.3
     Earnings before extraordinary items and cumulative effects                      9.1          7.5            7.5          3.9
Return on capital employed(2)                                                       16.3%        13.8%          13.5%         7.4%
Return on common stockholders' equity(3)                                            20.1%        16.6%          16.5%         8.1%
Ten-year compound growth rate
     Sales                                                                           6.8%         6.6%           5.6%         5.7%
     Basic earnings per common share before extraordinary items
        and cumulative effect of accounting changes                                 10.5          7.7            5.4         (0.9)
     Cash dividends per common share                                                 8.2          8.3            9.1         10.5
Wages and salaries                                                              $    627    $     625       $    632    $     616
Cash Flow Data
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                           $    706    $     513       $    524    $     358
Additions to fixed assets                                                            334          417            339          382
Depreciation                                                                         262          242            231          226
Cash dividends                                                                       116          109            102           97
Free cash flow(4)                                                                    256          (13)            83         (121)
Share repurchases                                                                    302           29              7           --
Investments in joint ventures, affiliates and subsidiaries                             7           --             --           --
Per Common Share Data and Other Share Information(5)
------------------------------------------------------------------------------------------------------------------------------------
Net  earnings before extraordinary items and cumulative effect of accounting changes:
       Basic                                                                    $   1.82    $    1.41       $   1.26    $     .58
       Diluted                                                                      1.79         1.40           1.26          .58
Cash dividends per common share                                                 $    .57    $     .52       $    .48    $     .45
Common stock price
     High                                                                       $27.5000    $ 21.6250       $22.8125    $ 20.6875
     Low                                                                         18.3125      16.5000        17.7500      15.7500
     Year-end close                                                              27.1875      21.4375        19.0625      19.8125
Number of shares repurchased, in thousands                                        13,293        1,545            369           21
Average number of shares outstanding - basic, in thousands                       196,122      202,566        203,121      202,857
At Year End
------------------------------------------------------------------------------------------------------------------------------------
Gross fixed assets                                                                 4,327        4,158          3,969        3,696
Total assets                                                                       3,933        3,916          3,861        3,524
Total debt                                                                           707          696            786          773
Stockholders' equity                                                               1,728        1,781          1,620        1,441
Debt ratio(6)                                                                         26%          25%            26%          31%
Number of registered common stockholders                                           4,492        4,721          4,907        5,120
Number of employees                                                               11,633       11,670         12,211       12,985
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
(Millions of dollars, except per-share amounts)                                        1992           1991           1990
-----------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                         $   3,063       $  2,763      $   2,824
Gross profit                                                                          1,049            902            930
Earnings before interest and taxes                                                      314            288            350
Earnings before income taxes                                                            261            240            313
Earnings before extraordinary items and cumulative
    effect of accounting changes                                                  $     174       $    163      $     207
Net earnings (loss)                                                               $      (5)      $    163      $     207
EBITDA(1)
As a percent of sales
     Gross profit                                                                      34.2%          32.6%          32.9%
     Selling and administrative expense                                                17.9           17.0           16.1
     Research and development expense                                                   6.5            6.6            6.3
     Earnings before extraordinary items and cumulative effects                         5.7            5.9            7.3
Return on capital employed(2)                                                          10.9%          10.7%          13.0%
Return on common stockholders' equity(3)                                               11.4%          11.2%          15.2%
Ten-year compound growth rate
     Sales                                                                              5.3%           3.9%           5.1%
     Basic earnings per common share before extraordinary items
        and cumulative effect of accounting changes                                     8.6            7.4            9.9
     Cash dividends per common share                                                   10.5           11.2           13.0
Wages and salaries                                                                $     589       $    540      $     520
Cash Flow Data
-------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                             $     401       $    357      $     336
Additions to fixed assets                                                               283            265            412
Depreciation                                                                            203            183            159
Cash dividends                                                                           88             80             79
Free cash flow(4)                                                                        30             12           (155)
Share repurchases                                                                         1              1            213
Investments in joint ventures, affiliates and subsidiaries                              172             41             12
Per Common Share Data and Other Share Information(5)
-------------------------------------------------------------------------------------------------------------------------
Net  earnings before extraordinary items and cumulative effect of accounting changes:
       Basic                                                                      $     .84       $    .82      $    1.03
       Diluted                                                                          .84            .82           1.03
Cash dividends per common share                                                   $     .43       $    .41      $     .41
Common stock price
     High                                                                         $ 19.8750       $16.1875      $ 12.3125
     Low                                                                            14.2500        10.9375         8.0625
     Year-end close                                                                 17.8125        14.5000        11.6250
Number of shares repurchased, in thousands                                               54             48         19,428
Average number of shares outstanding - basic, in thousands                          199,188        192,309        198,654
At Year End
-------------------------------------------------------------------------------------------------------------------------
Gross fixed assets                                                                    3,470          3,015          2,770
Total assets                                                                          3,517          2,897          2,702
Total debt                                                                              800            753            679
Stockholders' equity                                                                  1,428          1,235          1,137
Debt ratio(6)                                                                            30%            28%            32%
Number of registered common stockholders                                              5,653          5,796          6,088
Number of employees                                                                  13,619         12,872         12,920
-------------------------------------------------------------------------------------------------------------------------


(1) Earnings before interest, taxes, depreciation and amortization. EBITDA excludes non-recurring items and is presented to assist security analysts and others in evaluating the company's performance and its ability to generate cash. EBITDA should not be considered an alternative to cash flow from operating activities as a measure of liquidity or as an alternative to net income as an indicator of the company's operating performance in accordance with generally accepted accounting principles. The company's definition of EBITDA may not be consistent with that used by other companies. The company did not calculate this measure prior to 1998.

(2) Net earnings plus after-tax amortization and interest expense divided by average total assets less average non-interest bearing liabilities. 2000 and 1999 exclude the IPR&D charges.

(3) Excluding ESOP adjustment and cumulative effect of accounting changes. 2000 and 1999 exclude the IPR&D charges.

(4) Cash provided by operating activities less capital asset spending and dividends.

(5) 1990 to 1997 earnings per share and share information have been restated to reflect the 1998 three-for-one stock split.

(6) Total debt, net of cash, divided by the sum of net debt, minority interest, stockholders' equity and ESOP shares.

See accompanying notes on page 64.
See 2000, 1999 and 1998 results in Management Discussion and Analysis on pages 27 to 39.


Notes to 11-Year Summary

      A. Included in 2000 results are non-recurring items of $27 million, or $.12 after-tax, including $14 million for IPR&D and other one-time charges related to the Rodel acquisition and $13 million of restructuring and integration costs.

      B. In 1999 the company made significant acquisitions the results of which have been included in the consolidated financial statements since the dates the businesses were acquired. Also in 1999, significant non-recurring items totaling $161 million after-tax, or $.82 per share, were incurred including: a $105 million write-off of purchased IPR&D, a restructuring charge, a charge related to 1998 joint venture dispositions and restructuring charges in the Electronic Materials segment, Electronic Materials segment asset write-downs and other restructuring charges mostly associated with the 48%-owned Rodel affiliate and gains related to environmental remediation related insurance settlements.

      C. Included in 1998 results is a one-time gain of $45 million, or $.25 per share. This net gain affected all segments and regions, except Latin America, and was the net result of the sale of the company's interest in the AtoHaas and RohMax joint ventures, an early extinguishment of debt, the write-off of certain intangible assets in Europe and business realignment costs primarily in Asia.

      D. The 1997 earnings include a gain of $16 million after tax, or $.09 per common share, the net result of remediation settlements with insurance carriers during the fourth quarter.

      E. The 1996 earnings included a net gain of $.02 per common share from non-recurring items. This is the net effect of a $.05 per common share gain related to retroactive tax credits on sales outside of the United States and a charge of $.03 per common share for charges for restructuring operations in Japan, a plant writedown in the United States, a gain from a land sale in Japan, and restructuring costs associated with the AtoHaas joint venture in Europe.

      F. Results in 1995 were reduced by a charge of $.08 per common share for additional potential liability related to the cleanup of the Whitmoyer waste site in Myerstown, Pennsylvania.

      G. Earnings in 1993 included charges of $.16 per common share for remediation of property near the Lipari landfill, $.08 per common share for canceling construction of a plastics manufacturing facility in England and $.09 per common share for the writedown of the imidized plastics production line in Kentucky. Results also included a gain of $.05 per common share for the sale of Supelco, Inc.

      H. Effective January 1, 1993, the company adopted a new accounting standard for postemployment benefits. The cumulative effect of the change as of the adoption date was a charge of $.09 per common share. The impact on 1993 earnings was not material.

      I. Results in 1992 included a $.19 per common share charge for the estimated costs of downsizing a manufacturing site in Philadelphia.

      J. Effective January 1, 1992, the company adopted new accounting standards for postretirement benefits and income taxes. The cumulative effect of these accounting changes as of the adoption date was a charge of $.90 per common share. The impact on 1992 results was an after-tax charge of $.04 per common share.

Shareholder Information

      Stock Exchange Listing

      Rohm and Haas stock trades on the New York Stock Exchange (NYSE) under the trading symbol ROH

      Transfer Agent and Registrar EquiServe L.P.
      P.O. Box 8218
      Boston, MA  02266-8218

      Annual Meeting of Shareholders

      Rohm and Haas Company's Annual Meeting of Shareholders will be held on May 7, 2001 at the Loews Philadelphia Hotel, 1200 Market Street, Philadelphia, PA USA at 10:30 a.m. Formal notice of the meeting, the proxy statement and form of proxy will be mailed to current shareholders on March 26, 2001.

      Independent Accountants

      PricewaterhouseCoopers LLP
      Two Commerce Square
      2001 Market Street
      Suite 1700
      Philadelphia, PA  USA  19103
      (267) 330-3000

      10-K filing with the SEC

      You can obtain a copy of Rohm and Haas's annual report to the U.S. Securities and Exchange Commission (SEC) through:

         The SEC EDGAR database at:  www.sec.gov
         The Rohm and Haas website:  www.rohmhaas.com
         The Rohm and Haas Investors Line at: 1-800-ROH-0466

      or by writing to:

         Rohm and Haas Company
         Public Relations Department
         100 Independence Mall West
         Philadelphia, PA  USA  19106-239964


Manufacturing Locations

Argentina: Zarate

Australia: Geelong

Bahamas: Inagua

Brazil: Jacarei

Canada: Ajax; Iles-de-la-Madeleine; Lindbergh; Ojibway; Pugwash; Regina/Belle Plaine; West Hill; Windsor

China: Beijing; Dongguan; Hong Kong; Shanghai; Songjiang

Colombia: Barranquilla

France: Chauny; Lauterbourg; Semoy; Villers-Saint-Paul

Germany: Bremen; Strullendorf

Indonesia: Cilegon

Italy: Garlasco; Mozzanica; Mozzate; Parona; Robecchetto; Romano d'Ezzelino

Japan: Nagoya; Nara; Osaka; Sasagami; Soma; Tokyo

Mexico: Azipaco; Toluca

Netherlands: Amersfoort; Delfzijl

New Zealand: Auckland

Philippines: Las Pinas

Singapore: Singapore

South Africa: New Germany

Spain: Tudela

Sweden: Landskrona

Switzerland: Buchs; Lucerne

Taiwan: Chiayi Hsien; Ta Yuan; Taoyuan Hsien

Thailand: Maptaphut

United Kingdom: Coventry, Dewsbury; Grangemouth; Jarrow; Warrington

United States:

Arizona: Glendale, Phoenix

California: Hayward, La Mirada, Long Beach, Newark, Tustin, Sunnyvale

Delaware: Newark

Florida: Cape Canaveral

Illinois: Chicago, Chicago Heights, Elk Grove, Kankakee, Lansing, Ringwood

Indiana: Warsaw

Kansas: Hutchinson

Kentucky: Louisville

Louisiana: Weeks Island

Massachusetts: Marlborough, North Andover

Michigan: Manistee

Mississippi: Moss Point

New Jersey: Paterson, Perth Amboy

New York: Freeport, Silver Springs

North Carolina: Charlotte

Ohio: Cincinnati, Grand River, Rittman, West Alexandria

Pennsylvania: Bristol/Croydon, Philadelphia, Reading

South Carolina: Greenville, Spartanburg

Tennessee: Knoxville

Texas: Bayport, Deer Park, Grand Saline, Houston

Utah: Grantsville

Virginia: Wytheville


Research and Technical Facilities

Australia: Geelong

Brazil: Campinas

China: Shanghai

France: Chauny; Lauterbourg; Semoy; Valbonne

Germany: Bremen; Strullendorf

Italy: Mozzate; Parona; Robecchetto; Romano d'Ezzelino

Japan: Nara; Sasagami; Washinomiya

Netherlands: Amersfoort

Singapore: Singapore

Switzerland: Buchs; Lucerne

United Kingdom: Coventry, Dewsbury

United States:

Arizona: Phoenix

Delaware: Newark

California: Sunnyvale, Tustin

Illinois: Lansing, Woodstock

Louisiana: Weeks Island

Massachusetts: Marlborough, North Andover, Woburn

Michigan: Rochester Hills

North Carolina: Charlotte

Ohio: Cincinnati, West Alexandria

Pennsylvania: Bristol, Reading, Spring House, Newtown

South Carolina: Greenville

Texas: Houston, Waller